Form 20-F
period 2002-06-30
MAYNE GROUP LTD
filed 2002-12-30
CIK 869370

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

(Mark one)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the financial year ended: June 30, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                          to

Commission file number: 0-18892

MAYNE GROUP LIMITED
(formerly Mayne Nickless Limited)

ACN 004 073 410
(Exact name of registrant as specified in its charter)

Victoria, Australia
(Jurisdiction of incorporation or organization)

Mayne Group House,
390 St. Kilda Road,
Melbourne, Victoria, 3004
Australia
(Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary Shares
American Depositary Shares, each of which represents five Ordinary Shares which are evidenced by American Depositary Receipts

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (at June 30, 2002):

809,780,008 fully paid Ordinary Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days:  Yes  ☒  No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow:  Item 17  ☐    Item 18  ☒

(1) This document includes the disclosure requirements of the US Securities and Exchange Commission and will be lodged with the SEC as an Annual Report on Form 20-F.

Forward-Looking Statements

This Annual Report contains certain forward-looking statements, including statements regarding (i) certain plans, strategies and objectives of management related to expansion and other strategic opportunities, (ii) management’s plans to focus on the Company’s core businesses, (iii) management’s expectations about growth opportunities in the Australian health care and logistics markets, (iv) management’s expectations regarding growth opportunities in Asian private health care and logistics markets and (v) the recent divestment of the the Company’s logistics business. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, certain of which are described in Item 3 – Key Information – Risk Factors and many of which are beyond the control of the Company, which may cause actual results to differ materially from those expressed in the statements contained in this Annual Report.

ITEM 1 – IDENTITY OF DIRECTORS, SENIOR MANAGEMENT & ADVISORS

Not applicable

ITEM 2 – OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3 – KEY INFORMATION

The future performance of the Company may be influenced by a range of factors, many of which are outside the Company’s control including the following:

General Risk Factors

Movements in interest rates, currency fluctuations, general economic conditions and changes in government policy may affect the financial performance of the Company.

Specific Risk Factors

The growth of our domestic hospitals business depends to a large extent upon continued efforts of the Australian government to encourage participation in private health insurance.

The major source of demand for services in the Company’s Australian hospitals is from patients who have private health insurance. Item 4 describes the recent steps taken, and the incentives provided by the Federal Government to encourage participation in private health insurance. Any step taken by the Federal Government which erodes the incentive for Australians to take out or maintain private health insurance may have a significant negative impact on future revenues of the Company’s hospitals both in terms of demand and compensation rates.

Changes in government regulation could adversely affect our business.

A significant proportion of diagnostic services revenue is Government funded and Item 4 describes the industry funding agreement with the Federal Government that is currently in place. Any change to the manner or level of this funding may adversely impact the Company’s diagnostics services business.

The Company’s health care businesses operates in industries in which various licences are required to be obtained from government bodies. Changes to the regulation or licensing systems could result in increased competition or adversely impact on the Company’s growth opportunities.

The Pharmacy system involves considerable government funding through the Pharmaceutical Benefits Scheme (“PBS”). The price paid for most prescription pharmaceuticals is regulated through the PBS, which is currently under review by the government. Changes to the PBS may adversely impact on the profitability of the pharmaceuticals and pharmacy services businesses.

A decline in the value of the Australian dollar against major currencies could increase costs.

A large proportion of the Company’s medical supplies are sourced directly and indirectly from overseas. Further decline in the Australian dollar may cause suppliers to increase their prices. In addition, fuel costs to the Company’s logistics operations are heavily influenced by overseas oil prices and currency fluctuations. The impact of this on Mayne’s profitability is influenced by its ability to recover these increased costs from its customers.

Our Logistics business could be adversely affected by any deceleration of growth in the economies of Australia and Canada.

Logistics businesses, by their very nature, are exposed to weaker general economic conditions which manifests in lower volumes and yield per shipment. Express freight parcel volumes are well correlated to the strength of the general economy and any further slow down in the economy in either Australia or Canada may negatively impact parcel volumes. In contract logistics, whilst demand from customers involved in grocery and retail segments is relatively robust irrespective of economic conditions, demand for services from linehaul customers and those customers involved in industrial services, which collectively account for approximately 43% of logistics revenue, may be negatively impacted if there is a further slow down in the economy.

The sale of the Logistics business in Canada is subject to regulatory approval and the required approval may not obtained.

Our Pharmaceuticals business could be adversely affected by litigation or failure to obtain regulatory approval

The pharmaceuticals business is subject to significant regulation in all of the major markets in which the company operates. The development of generic pharmaceuticals entails a risk of patent infringement litigation. There is also a risk of regulator approval of manufacturing facilities.

Currency of Presentation, Exchange Rates and Certain Definitions

Mayne Group Limited (“Mayne” or the “Company”) publishes its Financial Statements in Australian dollars (“A$” or “$”). In this Annual Report, unless otherwise specified, or the context otherwise requires, all dollar amounts are expressed in A$. For the convenience of the reader, this Annual Report translates certain A$ amounts into US$ at a specified exchange rate (as at 30 June 2002). These translations are not to be construed as representations that the A$ amounts actually represent such US$ amounts or could be converted into US$ at the rate indicated.

The following table sets forth, for each of the Company’s fiscal years indicated, information concerning the rates of exchange of A$ into US$ based on the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”).

Fiscal Years	At Period End US$ per A$1.00	High US$ per A$1.00	Low US$ per A$1.00	Average(1) Rate US$ per A$1.00
1996-97	0.7537	0.8180	0.7455	0.7814
1997-98	0.6185	0.7483	0.5867	0.6757
1998-99	0.6703	0.6712	0.5550	0.6266
1999-00	0.6022	0.6679	0.5655	0.6283
2000-01	0.5076	0.6051	0.4775	0.5383
2001-02	0.5561	0.5754	0.5202	0.5232

(1): The average of the exchange rates on the last day of each month of the period.

The following table sets forth, the average, high and low Noon Buying Rate for each of the last four months of fiscal year 2001-02 and the first two months of fiscal year.

Month	High US$ per A$1.00	Low US$ per A$1.00
April 2002	0.5457	0.5258
May 2002	0.5696	0.5340
June 2002	0.5754	0.5560
July 2002	0.5710	0.5354
August 2002	0.5548	0.5231
September 2002	0.5518	0.5419

In addition, fluctuations in the A$/US$ exchange rate will affect the US$ equivalent of the A$ price of Mayne’s Ordinary Shares on the Australian Stock Exchange and, as a result, are likely to affect the tradeable value of Mayne’s American Depositary Shares (“ADSs”) in the United States. Such fluctuations would also affect the US$ amounts received by holders of ADSs on conversion by the Depositary of cash dividends paid in A$ on the Ordinary Shares underlying the ADSs.

The Company’s fiscal year ends at midnight on 30 June. Fiscal years prior to 2000-01 ended at midnight on the Sunday closest to 30 June. Usually this year-end cut off method results in a 52 week year, but periodically it results in a 53 week year. The fiscal years ended 30 June 2002, 30 June 2001, 2 July 2000, 4 July 1999 and 5 July 1998 were 52 week years. As used herein, the fiscal year ended 30 June 2002 is referred to as 2001-02 and other fiscal years are referred to in a corresponding manner.

SELECTED FINANCIAL DATA

The selected consolidated financial data as of 30 June 2002, 30 June 2001, and 2 July 2000, and for the fiscal years ended 30 June 2002, 30 June 2001, and 2 July 2000 is set forth below. It has been derived from, should be read in conjunction with, and is qualified in its entirety by reference to; the Mayne audited Consolidated Financial Report included herein, including the notes thereto. The selected financial data as of 2 July 1999 and 5 July 1998 set forth below has been derived from the audited Consolidated Financial Reports of Mayne for the fiscal years ended 2 July 1999 and 5 July 1998, which are not included herein. Mayne’s audited Financial Statement is prepared in accordance with Australian GAAP, which varies in certain significant respects from United States GAAP. See Note 37 to the Consolidated Financial Report for a discussion of the significant differences between Australian GAAP and US GAAP as they apply to the Company.

Income Statement
(A Dollars in thousands, except ratios and EPS)

	2001-02	2000-01	1999-00		1998-99	1997-98

Sales revenue	4,991,957	3,158,663	3,100,402		2,797,695	2,634,934

Costs and expenses
Operating, selling and administrative expenses	4,545,134	2,809,911	2,793,074		2,492,452	2,312,465
Depreciation and amortisation	197,138	137,550	136,886		115,132	101,819

Total costs and expenses	4,742,272	2,947,461	2,929,960		2,607,584	2,414,284

Profit before interest, tax and significant items	249,685	211,202	170,442		190,111	220,650

Net interest expense	(19,562)	(42,363)	(48,071)		(27,911)	(11,915)
Income tax benefit / (expense)	(76,221)	(58,546)	(43,056)		(51,669)	(76,980)

Profit after interest and tax, before significant items	153,902	110,293	79,315		110,531	131,755
Significant items after tax (1)	23,313	55,157	(249,501)		372,576	(87,532)

Minority interest in operating profit after
interest and tax	(3,604)	(3,888)	(3,893)		(615)	8

Net income (loss)	173,611	161,562	(174,079)		482,492	44,231

Ratio of earnings to fixed charges (2)	3.7x	2.5x	2.2x		2.1x	2.3x

Earnings per share (Australian cents)

Basic earnings per share
Before significant items	21.3c	26.8c	22.0c		31.7c	36.0c
After significant items	24.6c	40.7c	(50.7	)c	139.3c	5.6c

Fully diluted earnings per share
Before significant items	21.2c	26.7c	22.0c		31.5c	35.6c
After significant items	24.5c	40.3c	(50.7	)c	137.7c	5.6c

Dividends per share (Australian cents)	14.0c	13.0c	17.0c		30.0c	30.0c

Amounts restated in accordance with US GAAP

Sales revenue	4,991,957	3,158,663	3,100,402		2,797,695	2,634,934

Net income	194,930	160,326	(145,500)		676,842	7,942

Ratio of earnings to fixed charges (2)	3.8x	2.5x	2.6x		2.3x	2.2x

Basic earnings per share (Australian cents)	27.6	40.4	(42.4)		195.4	2.4

(1)	Refer note 5 to the financial statements for details of significant items.
(2)
For the purposes of computing the ratio of earnings to fixed charges for any period, earnings consist of income before taxes for such period plus fixed charges deducted in calculating net income for such period (excluding interest capitalised during the period). Fixed charges for any period consist of interest charges, including capitalised interest, and the portion of rental expense deemed to be representative of the interest factor.

Balance Sheet Data (at period end)	2001-02	2000-01	1999-00	1998-99	1997-98
(A Dollars in thousands, except ratios)

Amounts prepared in accordance with
Australian GAAP:
(1997-1998 Consolidated-not equity)
Assets
Cash and deposits	425,623	580,988	109,864	196,242	310,274
Other current assets	1,422,746	673,435	494,197	460,576	1,102,278
Non current assets	3,542,866	1,959,372	1,774,110	1,755,310	1,680,660

Total assets	5,391,235	3,213,795	2,378,171	2,412,128	3,093,212

Liabilities
Current Liabilities	1,014,700	1,013,025	627,250	526,100	580,221
Long term debt (including finance leases )	655,100	704,473	773,558	704,474	1,194,118
Other non current liabilities	103,610	86,622	84,543	44,131	45,613

Total liabilities	1,773,410	1,804,120	1,485,351	1,274,705	1,819,952

Shareholders’ equity	3,617,824	1,409,675	892,820	1,137,423	1,273,260

Total liabilities and shareholders equity	5,391,234	3,213,795	2,378,171	2,412,128	3,093,212

Debt capitalisation ratio (1)	15	33	46	38	48

Amounts prepared in accordance with
US GAAP:

Assets
Current assets	1,842,139	1,262,659	604,061	656,818	1,412,552
Non current assets	3,785,222	1,992,285	1,847,414	1,823,811	1,244,883

Total assets	5,627,361	3,254,944	2,451,475	2,480,629	2,657,435

Liabilities
Current Liabilities	949,917	982,045	609,583	474,500	528,397
Long term debt (including finance leases )
	655,100	704,473	773,558	704,474	1,194,118
Other non current liabilities	212,235	140,622	181,761	182,347	35,827

Total liabilities	1,817,252	1,827,140	1,564,902	1,361,321	1,758,342

Shareholders’ equity	3,810,109	1,427,804	886,573	1,119,308	899,093

Total liabilities and shareholders equity	5,627,361	3,254,944	2,451,475	2,480,629	2,657,435

Debt capitalisation ratio (1)	15	33	47	39	57

(1)	Ratio of long term debt to long term debt plus shareholders’ equity.

ITEM 4 – INFORMATION ON THE COMPANY

The discussion below contains certain forward-looking statements. See “Forward Looking Statements”.

A.  HISTORY AND DEVELOPMENT

i) General

Mayne Group Limited (“Mayne Group”, “Mayne” or the “Company”) is an Australian company, with consolidated total assets of A$5.39 billion and consolidated total sales revenue of A$4.99 billion as of and for the fiscal year ended June 30 2002. The Company operates substantial businesses in health and logistics.

The health business includes three divisions: Hospitals, Health Services and Pharmaceuticals. Mayne’s Hospital operations are primarily conducted in Australia, although the Company operates three hospitals in Indonesia and one in Fiji with local partners.

Health Services consists of diagnostic imaging, pathology, pharmacy and medical centres. These businesses operate solely within Australia.

The pharmaceuticals business, Mayne Pharmaceuticals, comprises the research, development, manufacture and marketing of generic injectable and oral pharmaceutical products, as well as consumer health products. Mayne Pharmaceuticals has manufacturing facilities in Australia and Puerto Rico, and has representations in most regions throughout the world.

Logistics services, Mayne Logistics, includes contract and cash logistics and time-critical express. Contract operations are conducted primarily in Australia, with a growing presence in Asia. Time-critical express operations are conducted in two principal geographic areas: Australia and Canada. Cash logistics operations are conducted in Australia.

The Company’s business began in 1886 as a partnership operating a parcel delivery service in Melbourne, Australia. The Company was incorporated in 1915 and has been publicly listed in Australia since 1926. In November 1998, the Company transferred its Australian Stock Exchange listing to the Healthcare and Biotechnology index, from the Transport index. In October 2001 the Company completed its acquisition of FH Faulding & Co. Limited (“Faulding”), a transaction which increased the total asset base of the Company by over 80%. The acquisition of Faulding significantly broadened the Company’s health services business into the provision of distribution and retail management services to pharmacies, and pharmaceuticals and consumer health products manufacturing and marketing. In January 2002, the Company changed its name from Mayne Nickless Limited to Mayne Group Limited. In May 2002, the Company announced its intention to assess the demerger of its non-health care logistics activities in the second half of calendar 2002. The decision to separate the logistics business was taken to strategically focus the Company on health. A thorough process was undertaken to ensure that the Company explored all opportunities to maximise value for shareholders. As such, while progresing the de-merger, the Company implemented a formal process to evaluate expressions of interest in Mayne Logistics from third parties. In November 2002, the Company announced that it had agreed to sell the logistics assets to a group of trade buyers comprising Linfox Pty Ltd (“Linfox”), DHL Worldwide Express (“DHL”), and Toll Holdings Limited (“Toll”). Prior to the separation of the logistics assets, Mayne employed a total of 40,000 people globally, with 34,000 employees in Australia.

The Company is incorporated in the State of Victoria, Commonwealth of Australia, has its executive offices at 390 St. Kilda Rd, Melbourne, Victoria, 3004 and its telephone number is +61 3 9868 0700.

ii) Recent Developments

a) Acquisitions

•	Acquisition of Faulding

-	On 12 July 2001 it was announced that the Faulding Board would recommend to its shareholders the Company’s takeover offer.

-
Prior to acquisition, Faulding was an international health and personal care company listed on the ASX since 1947. Its principal business activities were the production of oral and injectable pharmaceuticals, the production of consumer health products, the provision of distribution and retail management services to pharmacies and the provision of logistics management to hospitals. At 31 July 2001, Faulding had a market capitalisation of approximately A$2.4 billion.

-	Mayne paid 361 million new Mayne shares and A$194 million to Faulding shareholders in consideration for their shares.

-
The acquisition was completed on 2 October 2001, with the offer closing and the Company having received acceptances in respect of more than 95% of the number of issued shares in Faulding enabling it to compulsorily acquire the remaining shares. Faulding ceased to be listed on the ASX from 29 November 2001.

Material business combination in the year of acquisition

On 2 October 2001, Mayne Group Limited acquired 100% of the issued share capital of FH Faulding & Co Ltd (“Faulding”). The results of Faulding’s operations have been included in the consolidated financial statements since that date. Faulding is a manufacturer and distributor of pharmaceutical products, globally.

As a result of the acquisition, Mayne Group Limited is expected to be Australia’s leading healthcare service provider and also the leading Australian logistics business servicing the health sector.

The aggregate purchase price was A$2,354,914,796, including A$243,142,238 of cash and 360,986,762 shares issued at a market price of $5.85. The value of the shares was determined by way of reference to the market price at the date of announcing the offer. This differs to the treatment required under US GAAP, refer to note 37 to the financials for details.

The following table summarises the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

Fair Value of Faulding’s Net Assets Acquired (A$ ‘000)
Current assets	997,624
Property plant and equipment	351,195
Intangible assets	127,916
Other non current assets	747,863
Goodwill	1,019,936

Total assets acquired	3,244,534

Current liabilities	(367,481)
Long-term debt	(522,137)

Total liabilities assumed	(889,618)

Net asset acquired	2,354,916

Of the A$127,916,000 of intangible assets acquired, A$108,492,000 was assigned to brand names that are not subject to amortisation. The remaining A$19,424,000 of acquired intangible assets have a weighted average useful life of 5 years. The intangible assets that make up that amount include patents and rights of A$15,207,000 (5 year weighted average useful life), and research and development assets of A$4,217,000 (5 year weighted average useful life).

The A$1,019,936,000 of goodwill was assigned to the Healthcare Services and Pharmaceutical segments in the amount of A$275,562,000 and A$744,374,000 respectively. Of that total amount, nil is expected to be deductible for tax purposes.

Operating result of Mayne had the acquisition of Faulding occurred on 1 July 2000 for the 2001 and 2002 financial years

Note that the balances have been adjusted to reflect the difference in depreciation and amortisation expense caused by any variation between the fair value attributed by Mayne to the assets acquired, and the carrying amount of these assets in the accounts of Faulding.

The pro forma net income reported below includes A$71,000,000 in relation to Faulding in 2001 and A$73,122,000 in relation to Faulding in 2002.

	Year ended 30 June 2002 (A$ ‘000)	Year ended 30 June 2001 (A$ ‘000)
Revenue	5,627,374	5,481,663
Income before extraordinary items and the cumulative effect of accounting changes	190,992	232,562
Net Income	190,992	232,562
EPS	23.7 cents	30.7 cents

•	Acquisition of diagnostic imaging assets

-
On 25 January 2002 it was announced that Mayne acquired Endeavour Healthcare’s radiology practices in Victoria, including a funded MRI licence. The acquisition price was not required to be disclosed because the amount was immaterial to Mayne.

-
On 26 February 2002 it was announced that Mayne acquired Port Macquarie Medical Imaging in NSW, including a funded MRI licence. The acquisition price was not required to be disclosed because the amount was immaterial to Mayne.

•	Acquisition of Queensland Medical Laboratory (“QML”)

-	On 26 June 2002 it was announced that Mayne would acquire QML for an enterprise value of A$268.5 million.

-
QML is Queensland’s leading pathology services provider employing 37 pathologists and 1,900 staff operating 27 laboratories and 149 collection centres in Queensland, northern New South Wales and the Northern Territory.

-	The acquisition was completed in September 2002.

•	Acquisition of medical centres

-
During the fiscal year ended 30 June 2002 Mayne acquired a number of stand-alone medical centres and at year-end had 53 centres providing the services of 394 General Practitioners. The acquisition prices paid were not required to be disclosed because the amounts were immaterial to Mayne.

The individually immaterial business combinations relating to diagnostic imaging assets and medical centres noted above are in the year of acquisition material in aggregate:

In the financial year ended 30 June 2002, Mayne Group Limited acquired the following diagnostic imaging and medical centres for a total consideration of A$91,845,503, which was paid primarily in cash:

■	Port Macquarie diagnostic imaging

■	Endeavour radiology

■	42 Medical Centres

The operations of each of these businesses are based in Australia.

Goodwill recognised in these transactions amounted to A$77,522,256, and that amount is not deductible for tax purposes. Goodwill was assigned to the Diagnostic Imaging and Medical Centre segments in the amounts of A$17,859,991 and A$59,662,265 respectively.

b) Divestments

■	Sale of Faulding’s US-based oral pharmaceuticals business

-	Mayne sold the US-based oral pharmaceuticals business, owned by Faulding, to Alpharma Inc. for US$660 million. This sale was effective from 2 October 2001 and completed on 13 December 2001.

■	Potential sale of Faulding’s injectable pharmaceuticals business

-
Mayne entered an arrangement with Teva Pharmaceutical Industries Ltd relating to the potential disposal of Faulding’s injectable pharmaceuticals business for US$365 million following the Company’s acquisition of Faulding.

-	On 15 November 2001 the Company announced that this disposal would not occur and that Mayne would continue to operate the injectable pharmaceuticals business.

■	Sale of four former Australian Hospital Care (“AHC”) hospitals

-
As part of the acquisition of AHC, which was finalised during February 2001 for a total equity consideration of A$199.6 million, the company provided an undertaking to the Australian Competition and Consumer Commission (“ACCC”) that it would divest four hospitals, of the 15 acquired, within 12 months of completion.

-	By February 2002 the company had disposed of the four hospitals, three in Victoria and one in Queensland. The sale proceeds were not disclosed on the basis that the amount was immaterial to Mayne.

■	Sale of logistics businesses

-
On 1 November 2002 the Company announced its intention to sell the non-healthcare logistics business to a group of trade buyers comprising Linfox Pty Ltd (“Linfox”), DHL Worldwide Express (“DHL”) and Toll Holdings Limited (“Toll”) for a combined enterprise (ungeared) value of A$456 million.

-
This followed a detailed review, announced on 30 May 2002, of the implications of de-merging Loomis which included the assessment of trade sale alternatives based on proposals received from a number of parties.

c) Capital Management

■	Share issues

-	A total of 361 million shares were issued by the Company in 2001-02 as part consideration to Faulding shareholders for their Faulding shares.

-	A total of 6.2 million shares were issued by the Company over the course of 2001-02 as part of its Employee Share Plan, Dividend Reinvestment Plan and Executive Option Plan.

d) Management

■	Board and management succession

-
On 19 December 2001, the Company announced that Mr Peter Smedley, Group Managing Director and Chief Executive Officer, would succeed Mr Mark Rayner as Non-Executive Chairman of Mayne, and Chief Operating Officer Mr Stuart James would become Group Managing Director and Chief Executive Officer. The appointments were to take effect in September 2002.

-
On 30 May 2002, the Company announced that Mr Smedley had advised the Board he would not take up the position of Chairman, and would retire as Group Managing Director and Chief Executive Officer in 2002, after finalising the 2001-02 accounts and overseeing the demerger process in relation to the logistics assets. Mr Rayner advised he would continue as Chairman until an appropriate successor was in place.

-
The Office of the CEO was created on 1 July 2002 with Mr James appointed CEO-Elect. On 28 August 2002 Mr Smedley retired as Group Managing Director and Chief Executive Officer, with Mr James taking up the role on 29 August 2002.

-
On 28 August 2002, the Company announced that Mr Peter Willcox would join the Board on 1 October 2002 as Deputy Chairman and take up the Chairmanship on 1 January 2003. Mr Rayner will retire from the Board on 31 December 2002.

■	Senior management changes

-
In July 2001, Mr Alan Reid was appointed Group General Manager Mayne Pharmaceuticals. In April 2002, Mr Robert Cooke was appointed Group General Manager Hospitals. In June 2002, Mr David Cranwell was appointed Group General Manager Logistics. On 1 July 2002, Mr Stephen Roche was appointed Group General Manager Health Services.

e) Capital Expenditures and Divestitures

■	Capital Expenditures

-	Capital expenditure on property, plant and equipment during 2001-02 totalled A$174.3 million (2001: A$145.6 million and 2000: A$165.3 million).

-	The significant increase in capital expenditure in the past three years, excluding that in relation to Faulding, have related to investment in information technology across hospitals,

-	diagnostics and logistics, new pathology laboratories in NSW and Victoria during 2001, and new diagnostic imaging equipment in 2001 and 2002.

-
Capital expenditure in relation to Faulding in 2002 includes a capacity upgrade in the Mulgrave injectables plant, investment in licenses, consolidation of nutraceuticals manufacturing facilities in Queensland and information technology across the business.

-	Capital expenditures are financed from the underlying cash flow of the Mayne businesses.

■	Divestitures

-	Disposal of property, plant and equipment realised A$89.161 million in 2001-02 (2001: A$23.6 million and 2000: A$25.2 million).

-
Proceeds from the sales of businesses of A$1.3 billion were realised in 2001-02 primarily relating to the sale of Faulding’s US-based oral pharmaceuticals business; A$483.3 million in 2001 primarily relating to the sale of the UK Express freight business and the Australian ports business; and A$18.639 million in 2000 primarily relating to the sale of the Canadian cash logistics business.

B.  BUSINESS OVERVIEW

i) Strategy

The Company is focused on the growth and development of its broad-based businesses across the health sector. The Company’s objective is to add value to its businesses through the application of its management skills and advanced technology. The Company has undertaken a number of steps to further this strategy. The Company announced the sale of the non-health care logistics businesses in November 2002. The finalisation of the Faulding acquisition diversified the Company’s income stream through the addition of businesses in pharmaceuticals manufacturing, pharmacy services and health-related consumer products manufacturing and marketing. This was complemented by a range of acquisitions, including diagnostics assets in Victoria and New South Wales and the acquisition of QML in Queensland in June 2002.

Within logistics, the Company has moved away from lower-margin general freight services into higher-margin logistics services. Increasingly, these markets are converging as industries seek just-in-time deliveries linked to strategic inventory management and distribution facilities. In November 2002, the company announced the sale of all of its logistics businesses except those related to pharmacy and pharmaceuticals distribution.

ii) Segment Information

For financial reporting purposes, the Company reports industry segment data for the segments of hospitals, pathology services, diagnostic imaging services, medical centres, pharmacy services,

pharmaceuticals, consumer brands, Armaguard, logistics and Loomis Courier, and geographic segment data for the regions of Australia, Other Pacific Regions, the Americas, and Europe, Middle East and Africa. See Note 25 to the Consolidated Financial Statements. The following tables set forth the contributions of each industry and geographical segment to sales revenue and earnings before interest and tax (“EBIT”) for each of the last three fiscal years. This table represents earnings before significant items, interest and tax determined under Australian GAAP. This differs from earnings determined under US GAAP. For details on these differences, refer to Note 37 to the Consolidated Financial Statements.

Sales Revenue

(A Dollars in millions except percentages)
	2001-02		2000-01		1999-00
	A$’000	% of total	A$’000	% of total	A$’000	% of total
Industry Segments
Hospitals	1,396.7	28.0%	1,148.7	36.4%	870.3	28.1%
Pathology Services	249.3	5.0%	245.7	7.8%	236.2	7.6%
Diagnostic Imaging Services	159.6	3.2%	146.6	4.6%	122.5	4.0%
Medical Centres	32.8	0.7%	14.2	0.5%	9.0	0.3%
Pharmacy Services	1,406.3	28.2%	—	0.0%	—	0.0%

Total Health Care Services	3,244.7	65.0%	1,555.2	49.2%	1,238.0	39.9%

Pharmaceuticals	332.8	6.7%	—	0.0%	—	0.0%
Consumer Products	167.2	3.4%	—	0.0%	—	0.0%

Total Pharmaceuticals	500.0	10.0%	—	0.0%	—	0.0%

Armaguard	221.2	4.4%	231.2	7.3%	202.3	6.5%
Logistics	673.9	13.5%	680.6	21.5%	664.3	21.4%

Australia & Pacific Logistics	895.2	17.9%	911.8	28.9%	866.6	28.0%

Loomis Courier	350.2	7.0%	361.3	11.4%	295.1	9.5%

Total Logistics Services	1,245.4	24.9%	1,273.1	40.3%	1,161.7	37.5%

Other	—	0.0%	330.4	10.5%	700.7	22.6%

Unallocated	1.8	0.0%	—	0.0%	—	0.0%

Consolidated	4,992.0	100.0%	3,158.7	100.0%	3,100.4	100.0%

Geographic Segments
Australia	4,245.9	85.1%	2,395.0	75.8%	2,047.7	66.0%
Other Pacific regions	130.7	2.6%	72.0	2.3%	56.9	1.8%

Australia & Pacific	4,376.7	87.7%	2,466.9	78.1%	2,104.7	67.9%

Americas	501.7	10.0%	361.3	11.4%	295.1	9.5%
Europe, Middle East & Africa	113.6	2.3%	—	0.0%	—	0.0%
Other	—	0.0%	330.4	10.5%	700.7	22.6%

Consolidated	4,992.0	100.0%	3,158.7	100.0%	3,100.4	100.0%

Basic EPS (Australian cents)	24.6		40.6		(50.7)

EBIT (*)

(A Dollars in millions except percentages)
	2001-02		2000-01		1999-00
	A$’000	% of total	A$’000	% of total	A$’000	% of total
Industry Segments
Hospitals	71.6	28.7%	94.5	44.7%	54.2	31.81%
Pathology Services	30.4	12.2%	32.5	15.4%	25.2	14.8%
Diagnostic Imaging Services	16.7	6.7%	10.3	4.9%	8.0	4.7%
Medical Centres	(3.4)	-1.4%	(1.8)	-0.85%	0.6	0.4%
Pharmacy Services	19.5	7.8%	—	0.0%	—	0.0%

Total Health Care Services	134.9	54.0%	135.5	64.2%	88.0	51.6%

Pharmaceuticals	44.2	17.7%	—	0.0%	—	0.0%
Consumer Products	10.8	4.3%	—	0.0%	—	0.0%

Total Pharmaceuticals	55.0	22.0%	—	0.0%	—	0.0%

Armaguard	26.2	10.5%	24.9	11.8%	24.4	14.3%
Logistics	24.9	10.0%	30.4	14.4%	20.8	12.2%

Australia & Pacific Logistics	51.1	20.5%	55.3	26.2%	45.2	26.5%

Loomis Courier	21.5	8.6%	15.1	7.2%	15.0	8.8%

Total Logistics Services	72.6	29.1%	70.4	33.3%	60.2	35.3%

Other	(.2)	-.01%	13.3	6.3%	29.7	17.4%
Unallocated	(12.7)	-5.1%	(8.0)	-3.8%	(7.5)	-4.4%

Consolidated Group	249.7	100.0%	211.2	100.0%	170.4	100.0%

Geographic Segments
Australia	177.0	70.9%	173.1	82.0%	118.1	69.3%
Other Pacific regions	13.5	5.4%	9.7	4.6%	7.7	4.5%
Australia & Pacific	190.5	76.3%	182.8	86.6%	125.7	73.8%
Americas	45.1	18.1%	15.1	7.1%	15.0	8.8%
Europe, Middle East & Africa	14.3	5.7%	—	—	—	—
Other	(.2)	-0.1%	13.3	6.3%	29.7	17.4%

Consolidated Group	249.7	100.0%	211.2	100.0%	170.4	100.0%

(*)  This table represents earnings before significant items, interest and tax determined under Australian GAAP. This differs from earnings under US GAAP. For details on those differences refer to note 37 to the Consolidated Financial Statements.

I. HEALTH CARE

i) General

In health, Mayne is a leading manufacturer and supplier of generic pharmaceuticals and consumer health products internationally, a provider of a broad range of health care services and a leading operator of private hospitals.

It has grown to become the largest private health care services group in Australia, in terms of revenue and capital employed, since its initial investment in the late 1980s.

Mayne’s investment in health grew initially as a result of collocation of private hospitals with public hospital premises and privatisation of the operation of public hospitals. This was supplemented by acquisitions of privately owned hospitals and diagnostic imaging and pathology businesses.

The Faulding acquisition, completed in October 2001, provided significant diversification into additional ranges of health services and products including:

•	pharmacy distribution

•	pharmacy retail services, and

•	manufacturing, marketing and distribution of consumer products and oral and injectable pharmaceuticals.

In addition to Faulding, over the past two years Mayne has expanded its involvement in health through a number of acquisitions. The acquisition of AHC in February 2001 added a net 11 hospitals to the Mayne network, predominantly in Victoria but also in Queensland and New South Wales. The AHC hospitals also provided Mayne the opportunity to provide imaging and pathology services in those hospitals.

During 2002, a number of diagnostic imaging acquisitions were made focusing on higher modality businesses (particularly MRI-based) in New South Wales and Victoria. In June 2002, Mayne announced the acquisition of QML, Queensland’s leading pathology services provider.

Today, Mayne’s Hospitals business consists of 58 hospitals across Australia, three hospitals in Indonesia and a minority interest in a hospital in Fiji. The Health Services business operates private pathology networks, diagnostic imaging businesses, pharmacy distribution and retail services, and medical centres. The Pharmaceuticals business consists of research, development, manufacture and marketing of generic injectable and oral pharmaceutical products as well as consumer health products.

Mayne’s strategy is to grow this diversified health services and product platform in Australia and expand the existing international profile primarily represented in the Pharmaceuticals business. Within

Australia, this broad-based approach to services and products provides a platform as follows:

All figures are indicative of historical ranges

The principal revenue sources for the Hospitals and Health Services divisions are private health insurance funds, the Commonwealth Government through Medicare payments, the PBS and State Governments who engage Mayne to provide public patient services. The principal revenue sources for the injectable and oral pharmaceuticals are hospitals and pharmacies. The principal revenue sources for consumer products are retail outlets including pharmacies. The health industry and Australia’s national health care system are described more fully below.

ii) Industry Overview and Trends

Australia provides national public health care through a combination of government-funded public hospitals and a compulsory government health insurance scheme known as Medicare. In addition, individuals have the option to participate in the private health system at their own cost.

Responsibility for health care in Australia is loosely divided between Commonwealth, State and Local Governments, although State (and Territory) Governments carry the bulk of the responsibility of providing public health services. Health care funding is primarily derived from Federal Government general tax revenue, which is supplemented to a small degree (about 10%) by the Medicare levy, which all individual Australian taxpayers must pay. The Medicare arrangements provide direct benefits to the public in two ways. First, patients who receive non-hospital medical services are entitled to an 85% rebate of the scheduled fee, which is set under the Commonwealth Medical Benefits Schedule (“MBS”). Secondly, in-hospital procedures are free to public patients in public hospitals, while in other cases a subsidy of 75% of the MBS fee applies. The Commonwealth Government funding also includes the PBS, which subsidises payments for a high proportion of prescription medicines.

The health care market in Australia is strategically attractive to Mayne for a number of reasons. Mayne believes that the demographics are excellent, as the ageing population is expected to increase demand for health services in Australia. The Australian Bureau of Statistics forecasts that the proportion of the population aged over 65 or over is expected to grow from 2.3 million or 12.3% of the population in 1999, to 4.2 million or 18.4% in 2021, rising to 6.6 million or 26.1% in 2051.1 In addition, as technological advances have made more services available, at affordable prices, the demand for those services has increased.

iii) Pharmaceuticals Industry Overview

a) Generic Pharmaceutical Market

When a new pharmaceutical product is first developed, it is given a generic name (the name of the active chemical compound in the pharmaceutical product) and a brand name (the name used by the manufacturer). When the new pharmaceutical product is introduced to the market, the branded product is protected from competition for a period of time by its patent which is now normally a minimum of 20 years. Once the patent expires, the pharmaceutical product is considered generic: A generic pharmaceutical product is a duplicate of the branded product, containing the same active ingredients and delivering the same amount of medication into the body in the same amount of time. As it does not involve lengthy and costly clinical trials, the development of a generic pharmaceutical product can take around three years (compared to five to ten years for a branded product).

Given that less research and development is required for generic pharmaceutical products, they typically sell for less than the brand name equivalents. Generic pharmaceutical products typically enter the market at a price lower than the price of the original brand name product, and suffer price erosion over the remainder of the product life cycle as more generic competition enters the market. Success in the generic market is therefore highly dependent on securing timely regulatory approvals for new products so that they can be launched as soon as possible following the establishment of a market for a new generic pharmaceutical when the patent expires. Intense price competition can take place between generic pharmaceutical suppliers at this time of market formation. Introduction of generic substitutes at the time of branded pharmaceutical product patent expiry is the key determinant of the commercial prospects of generic pharmaceutical companies.

Since the introduction of generic pharmaceutical products, generics have been substituted for branded products at an increasing rate. The growing rate of substitution reflects:

•	the introduction of laws permitting and/or requiring pharmacists to substitute generics for branded pharmaceuticals;

•	pressure from managed care and third party payors to encourage health care providers and consumers to contain costs;

•	increased acceptance of generic pharmaceuticals by physicians, pharmacists and consumers; and

•	an increase in the number of formerly patented pharmaceuticals that have become available to off-patent competition.

Substitution has been particularly rapid in the US, largely as a result of increasing pressure within the US health care industry to contain costs. As a result, generic substitution is encouraged, and in some cases required, by Government legislation in the US, and this is increasingly becoming the case globally. In addition, physicians, pharmacists and consumers are becoming increasingly comfortable with the quality and therapeutic equivalence of generic pharmaceuticals.

1. United States

In the US, the growth of the generic pharmaceuticals industry is expected to be significantly stronger than growth of the branded pharmaceutical industry, due to the expiration of many patents in the next few years. It is estimated that between 2000—2005, brand name pharmaceuticals with annual sales of approximately US$40 - 50 billion will lose patent protection in the US. The comparable figure for patent expirations for the period 1990 - 1999 was only US$17 billion. Companies that are well positioned in the generic pharmaceuticals sector should have significant growth opportunities.

The generic pharmaceuticals industry in the US is regulated by the Drug Price Competition and Patent Term Restoration Act (Waxman-Hatch Act), which allows generic pharmaceuticals to be sold in the US following:

•	Food and Drug Administration (“FDA”) approval of an Abbreviated New Drug Application (“ANDA”) that includes evidence that the generic pharmaceutical is bioequivalent to its branded counterpart; and

•
FDA approval expiration, invalidation, or circumvention of any patents on the corresponding branded pharmaceutical and the expiration of any other market exclusivity periods applicable to the branded pharmaceutical.

The FDA also requires that the manufacturing operations of generic pharmaceutical companies in the US and companies that export to the US comply with current Good Manufacturing Practices (“cGMP”), as defined in the US Code of Federal Regulations. cGMP encompasses all aspects of the production process, including validation and record keeping. The FDA routinely inspects/audits manufacturing compliance before a pharmaceutical is approved and every two years after approval.

The average length of time between initial submission of an ANDA and receipt of FDA approval is approximately one to two years. The number of generic pharmaceutical approvals follows the pattern of patent expirations. The company that is the first to market with an ANDA may receive a 180-day exclusivity bonus that allows that company to offer the product without generic competition.

2. Europe

The largest generic pharmaceutical market in Europe is Germany, which is approximately US$3 billion (Source: Deutsche Bank) or around A$ 6 billion. Generic pharmaceutical products account for approximately 15% of the market for oncology treatments in Germany.

Strong growth of generic pharmaceutical products is also occurring in the UK, the second largest European generics market (approximate size is US$1 billion or around A$ 2 billion). In the UK, generic pharmaceutical products account for approximately 65% of total volume. The generic pharmaceutical market in the UK suffered a downturn at the end of the 2000 year and early in the 2001 year due to significant price reductions instituted by the Ministry of Health.

A number of other European markets, including France, Italy and Spain, Denmark and Norway has also experienced growth in the consumption of generic products.

The research, development, manufacturing and marketing of pharmaceutical products in Europe is also subject to extensive Government regulation by authorities. The regulating regime in the European Union and Norway involves a system of product and manufacturer licensing and marketing authorisation. Generic pharmaceutical companies in Europe are experiencing price pressure from parallel imports of identical products from lower priced markets under European Union laws of free movement of goods. Companies are also affected by general governmental initiatives or actions to reduce pharmaceutical prices.

3. Australia

The Australian pharmaceutical industry represents approximately 1% of the world pharmaceutical market. There are approximately 120 companies involved in the manufacture of prescription and over-the-counter pharmaceutical products in Australia, with total turnover of about A$7 billion in the 12 months ended 30 June 2000 (including prescription and self-medication pharmacy sales, hospital sales and exports).

Australia imported approximately A$3.3 billion of pharmaceuticals and exported A$1.6 billion of pharmaceuticals in the 12 months ended 30 June 2000.

The pharmaceutical market is becoming increasingly concentrated. This may make it more difficult for new entrants into the market. Most of the larger manufacturers are subsidiaries of international pharmaceutical companies. The top 10 PBS suppliers held a 56% market share based on processed PBS prescriptions in the 2000 financial year.

Pharmaceutical manufacturing is characterised by high barriers to entry, including:

•	the level of initial capital expenditure required to set up a manufacturing facility;

•	the presence of established multinational companies with significant market strength;

•	the cost of research and development;

•	the long patent life of products;

•	the review period for registration of pharmaceuticals under PBS;

•	stringent quality and compliance standards for manufacture of pharmaceuticals; and

•	the extent and cost of Commonwealth Government regulation covering quality and community protection.

The Commonwealth Government recognised that its position as the sole buyer of pharmaceutical products under the PBS reduces returns to manufacturers. This, in turn, has an adverse impact on the level of pharmaceutical activity undertaken in Australia and the growth and development of the pharmaceutical industry. To foster increased activity and investment in Australia, and to counter the low prices manufacturers receive for pharmaceuticals under the PBS, the Commonwealth Government pays higher prices on nominated products supplied by participating companies. In return, recipients are required to undertake certain activities in Australia, including manufacturing and research and development.

This funding began with the Factor (F) Scheme, which operated from April 1987 to 30 June 1999 and delivered a total of A$963 million in Government funding. Mayne (through the arrangements previously in place with Faulding) was a major beneficiary of this scheme. In April 1997 the Commonwealth Government announced the introduction of the Pharmaceutical Industry Investment Program (“PIIP”). The PIIP commenced on 1 July 1999 and will conclude on 30 June 2004, with the need for further price compensation arrangements being examined in 2003. The Commonwealth Government has allocated funding of A$300 million to the scheme, to cover payments to participating companies and administration costs. As a participant in the PIIP program, Mayne may receive up to A$40 million over the five year period. On 4 August 2002, the Commonwealth Government announced that the Productivity Commission would review the PIIP to determine whether it is meeting its objectives and whether any further Government intervention in the industry is justified when the PIIP expires.

b) Consumer Health Products

The Consumer Health products market is very broad and could include any non-prescription product that is sold to an individual that enhances his or her health. The relevant segments of the market for Mayne are principally the nutraceutical and dermaceuticals markets.

The nutraceuticals market comprises dietary supplements in the form of herbal, mineral, vitamin and other health supplements. In Australia, nutraceuticals are sold as over-the-counter products. Nutraceuticals may be either registered or listed in the Australian Register of Therapeutic Goods depending on their composition and intended use. Listed medicines are considered to be of lower risk than registered medicines, often containing well-known ingredients, usually with a long history of use.

Nutraceuticals are sold through a number of retail outlets. Pharmacies, supermarkets and health food stores make up the majority of retail sales, with the remainder represented by mail order and internet distribution. Traditionally, health food stores dominated the retail market for nutraceuticals.

The nutraceuticals market has exhibited strong growth, both internationally and domestically. It is estimated that the percentage of the population using herbal products in the US increased from less than 5% in 1991 to almost 40% in 1998. In 1999, the world market for vitamins and dietary supplements was estimated at approximately A$50 billion. There is a trend for the increased involvement of large multinational companies in the nutraceuticals market. The Australian nutraceuticals market is estimated to be worth approximately A$1 billion in annual turnover. Australian demand for nutraceuticals has been positively influenced by the maturing demographic profile of the population, a trend to self-administration of preventative therapies, and the substitution of natural remedies for pharmaceutical medicines.

The dermaceuticals market is diverse and, for Mayne, comprises suncare, personal wash and skincare products. These products are sold primarily to supermarkets and pharmacies. This market, particularly suncare, has experienced strong growth in recent years as consumers have become increasingly conscious of the detrimental impacts of the sun.

iv) Mayne Pharmaceuticals

Mayne’s Pharmaceuticals business develops and manufactures injectable and oral pharmaceutical products, which are sold in more than 50 countries, as well as a range of consumer products.

As a result of the initiatives described below, revenue growth of the Pharmaceuticals business has been strong in financial year 2002. Revenue has increased by 21% and EBITA margins were maintained at greater than 20%.

a) Pharmaceutical Products

1. Injectable Pharmaceuticals

The Injectable Pharmaceuticals business develops, manufactures and markets generic injectable products. Since 1993, the Injectable Pharmaceuticals business has been transformed from a largely Australian focused operation to an international pharmaceutical company. The division currently markets its injectable products in most regions throughout the world, including Australia, Europe, the Middle East, North America and South America. Mayne has research, development and manufacturing facilities in Mulgrave, Victoria, and Aguadilla, Puerto Rico. The development and manufacturing facility in Puerto Rico has recently widened its focus from the US market to encompass markets worldwide and to provide greater support to the primary facility in Mulgrave.

The Injectable Pharmaceuticals business focuses on the oncology (anti-cancer), antibiotic and analgesic sectors. Mayne has the broadest range of generic oncology products in the United Kingdom, Portugal, Canada and Australia, with market shares estimated between 60-100% for Carboplatin, Panidronate, Flourouracil and Paclitaxel in each of these markets. Geographic expansion is an important source of growth for the Injectable Pharmaceuticals business. Registering existing products in new markets provides a low cost entry to new markets and increases the returns on initial development costs.

In the 2002 financial year, Mayne obtained 73 registrations for existing generic injectable products to be marketed into new regions. The new registrations were spread through all markets, with 8 new registrations in the Americas, 39 in the combined European and Middle Eastern area, and 26 in the Asia Pacific region. A key area of focus has been the transfer of the regulatory expertise gained in the Australian market to new markets.

Mayne also launched five injectable products under the DBL brand in 2002, which are licensed from a partner. An increasing number of products are being developed at the Puerto Rico facility, where improvements have resulted in increased production volumes and efficiencies.

Mayne’s product pipeline both in terms of the number and value of the products in development remains strong and has continued to grow in the first half of calendar 2002. In the next 12 month period, it is expected that Mayne will receive 11 new approvals from products already submitted to regulatory authorities. The local brand market value of these new products is around US$686 million.

2. Branded and Oral Pharmaceuticals

Mayne currently produces a number of oral based drugs which have proprietary features, mainly related to modified release technology. Some of these products are marketed by third parties overseas and provide a consistent, strong margin income stream.

In its development of oral pharmaceutical products, Mayne does not seek to develop new chemical compounds but, rather, to utilise its drug delivery capabilities to develop innovative products with improved formulations, new dosage forms, or simpler dosing schedules with fewer side effects. This business develops and markets branded products in therapeutic niche areas, including:

•	Kapanol®*, a patented sustained-release morphine product; and

•	Eryc® and Doryx®, modified-release antibiotics.

In addition to development of its own branded products, Mayne has also sought to expand its product portfolio through strategic alliances and the acquisition of new products.

3. Ethical Category Development

The Pharmaceuticals business procures and markets a range of generic pharmaceuticals to pharmacy brand members under the brandnames Terry White Chemists®, Chemmart® and Healthsense® and independent pharmacies under the brand name GenRx®. Mayne intends to devote substantial resources to the development of its generic pharmaceuticals business in the Australian market and expects to be able to achieve significant market share in the generics market in Australia within a five-year timeframe. The growth in sales is expected to result from:

•	significant growth in the overall Australian generic pharmaceuticals market;

•	an increase in the range of Mayne generic pharmaceutical products; and

•	an increased and more focused marketing effort by Mayne.

In 2002, Mayne sold its share in Axiom Healthcare Services, a company that provides automated pharmaceutical distribution units within hospitals, acquired as part of Faulding, to its joint venture partner, Cardinal Health.

b) Consumer Health Products

Mayne is engaged in the development, manufacture, sales and marketing of consumer health products under a number of brand names. This business is focused on:

•	nutraceuticals, which includes vitamin, mineral and other health supplements (53% of 2002 sales);

*The brand Kapanol is owned by GSK

•	dermaceuticals, which include skin care and sun protection products (29% of 2002 sales); and

•	other over-the-counter pharmaceuticals (18% of 2002 sales).

Mayne manufactures most of its consumer products and has agreements with external parties to contract manufacture the remainder. Manufacturing facilities are located at Salisbury, South Australia (liquids and creams), Virginia, Queensland (tablets) and Shepparton, Victoria (soaps). Mayne also undertakes contract manufacturing for the therapeutic and related industries where capacity allows. Mayne moved its nutraceuticals tablet manufacture from Salisbury to Virginia during 2002.

1. Nutraceuticals

Mayne owns the following nutraceuticals brands:

Bio-OrganicsTM

Natural NutritionTM

Nature’s OwnTM

Natural AlternativeTM

Cenovis®

Golden Glow®

Vitelle®

NutriplanTM

Mayne is a leading participant in the growing nutraceuticals sector in Australia. The Cenovis® brand is the market leader in supermarkets despite the recent entry of new competitors. The Natures Own® brand is a leading pharmacy and health food store nutraceutical brand, while the Golden Glow® brand dominates the direct marketing sector. As a result, Mayne’s portfolio of nutraceutical brands includes leading brands in all major sales channels – grocery, pharmacy, health food stores and direct marketing.

2. Dermaceuticals

Dermaceuticals include products for sun protection, personal wash and skincare. Mayne owns the following dermaceuticals brands:

Banta®

Country Life®

Essences®

Natural Selections®

Pental®

Sea & Ski®

Solyptol®

Mayne is a leading Australian manufacturer of sunscreen products and a significant supplier to the pharmacy market. Suncare products include aftersun sticks/balms, sunscreen and tanners. The Banta® suncare brand, which Mayne owns, was introduced in September 2000. Mayne also owns the Sea & Ski® suncare brand worldwide.

Mayne is also a major manufacturer and marketer of personal wash products, including soap bars, liquid soap, shower gels and bath additives. The soap bars market comprises more than 50% of supermarket sales of personal wash products. Personal wash products are also sold in pharmacies and convenience stores. Mayne manufactures body wash products at a manufacturing facility in Shepparton, Victoria.

3. Over-the-Counter Pharmaceuticals

Mayne owns or in-licenses the following over-the-counter pharmaceutical brands:

Betadine®*

Faulding®

Ford Senna®

v) Health Services Industry Overview

a) Diagnostic Services

Diagnostic Services comprises pathology and diagnostic imaging.

Pathology is a specialty of medicine that involves the testing of blood, urine and body tissues to aid in the diagnosis and treatment of disease states. In Australia the pathology market covers both public and private community patients. The public sector is mainly restricted to public hospitals. The private

*Betadine® is a registered trade mark under licence from Mundipharma BV.

community patients are serviced by private pathology practices, which over the past ten years have become larger and fewer as a result of mergers and acquisitions. The owners of these large practices, of which Mayne is one, are mainly public and private corporations that have successfully merged these smaller practices into larger pathology networks. The provision of pathology services through these networks is by specialist pathologists, scientists and a well-organised logistics division of collection and courier services.

Diagnostic imaging is a branch of medicine which assists in diagnosis and some treatments using a range of high technology imaging models including:

•	diagnostic radiology - general x-rays, fluoroscopy (bariums), DEXA (bone density), mammography, OPG (dentistry);

•	ultrasound;

•	CT scanning;

•	nuclear medicine; and

•	magnetic resonance imaging (MRI).

Diagnostic imaging is principally undertaken by radiologists, who are medical specialists of over ten years training and are Fellows of the Royal Australasian College of Radiologists. Nuclear medicine is undertaken by nuclear medicine physicians. Some other medical specialists also undertake some diagnostic imaging procedures, such as use of ultrasound by obstetricians and use of angiography by cardiologists. The private diagnostic imaging market in Australia had a turnover of more than A$1.5 billion in 2001 - 2002, which is largely funded by Medicare benefits paid by the Federal Government. Diagnostic imaging also has a significant component of direct patient billing, unlike pathology, which is largely bulk-billed to Medicare. It is estimated that there was at least a further A$500 million in diagnostic imaging services in public hospitals during 2001 - 2002 funded through State Government health budgets.

Mayne believes that diagnostics is an attractive market for a number of reasons. First, revenues come from the government-funded Medicare system, and are not dependent upon private health insurance for funding. Secondly, through an industry funding agreement with the Federal Government, industry growth is effectively guaranteed to be at least 5% per annum over the coming year. The MRI funding agreement is currently under negotiation and there is a possibility of MRI funding being included in the industry funding agreement. Thirdly, the operating model for pathology businesses means large efficient operators can enjoy economies of scale through further acquisition or consolidation.

Further growth in diagnostic services is expected, particularly in imaging, through acquisition and organic growth, and as the network grows, opportunities provided by economies of scale and infrastructure sharing would also be expected to be available. Demand for services continues to be stimulated by the movement away from invasive exploratory surgery towards the use of modalities such as MRI and CT scanning for certain diagnoses.

b) Pharmacy System

In Australia, prescription (ethical) pharmaceutical products are principally dispensed via the prescription of a physician through a pharmacy or administered in hospitals. The balance of the pharmaceutical market is made up of over-the-counter products that do not require the prescription of a physician. Some over-the-counter products are scheduled, requiring pharmacists to oversee the sale to the consumer. Other over-the-counter consumer health care products are sold on an unrestricted basis through pharmacies, supermarkets and other retail outlets.

The PBS directly subsidises the cost of pharmaceuticals prescribed by physicians and dispensed by independent private sector pharmacists. Approximately 75% of all prescriptions are Government subsidised under the PBS. The remaining 25% of prescriptions are those that cost less than the patient co-payment or private prescriptions.

General patients pay the cost of dispensed pharmaceuticals up to a maximum of the general patient co-payment, currently A$22.40 per item (proposed to increase, in the May 2002 budget, to A$28.60). Where the dispensed price of a drug is above the general patient co-payment, the patient pays A$22.40 and the Commonwealth Government pays the balance up to the PBS listed price. Concessional patients (people who receive certain pensions, benefits or health care concession cards, or who meet certain other criteria) pay only A$3.20 per item (proposed to increase, in the May 2002 budget, to A$4.60) with the Commonwealth Government paying the balance up to the PBS listed price. The price paid for a prescription product represents the sum of:

the manufacturer’s price, negotiated between the Government and manufacturer;

a margin to cover the wholesale cost (currently 10%, but the Government has announced that the margin is under review);

a mark-up by the pharmacist (10% for PBS products up to A$180); and

a prescribed pharmacist’s professional fee (payable per script).

The majority of expenditure on the PBS is directed towards those least able to afford the cost of pharmaceuticals. Government expenditure on concessional benefits prescriptions represented around 80% of the total Government cost of PBS prescriptions.

PBS payments are estimated at A$5.3 billion for the Commonwealth 2002 budget, an increase of 12.3%. The Commonwealth introduced a number of measures in its 2002/2003 budget, including increasing the co-payment, as noted above, to reduce the growth rate. Projected future PBS expenditure growth is expected to be around 7-8% per annum after the impact of these measures.

Specialist wholesalers undertake the distribution of pharmaceutical products to pharmacies and hospitals in Australia. The Australian health care product wholesale market is highly concentrated with three primary wholesalers: Mayne (previously Faulding), Australian Pharmaceutical Industries Limited (“API”) and Sigma Company Limited (“Sigma”). The market is highly competitive. Competition is based on the strength of the wholesaler’s distribution network, pricing and product mix and the range of value-added services provided to pharmacists. Profitability for the three primary wholesalers is dependent on an ability to realise economies of scale and cost efficiencies, and servicing skills in attending to the needs of pharmacist customers.

The consumer price of most prescription pharmaceuticals is regulated. The manufacturer’s price is determined by negotiation between the Commonwealth Government and pharmaceutical manufacturers through the PBS. The wholesale price for PBS prescription pharmaceuticals paid by the government to pharmacy is the sum of the agreed manufacturer’s price plus a 10% wholesale margin. As noted above, the Commonwealth Government has announced its decision to review the current 10% margin, the outcome of which is not expected until later in 2002.

Australian wholesale sales of pharmaceutical products to pharmacies are estimated to be A$4.3 billion per annum. It is estimated that additional sales of approximately A$600 million per annum bypass the wholesalers and are distributed directly by manufacturers to pharmacies.

There are currently approximately 5,000 retail pharmacies operating in Australia, of which approximately 2,700 are members of retail pharmacy banner groups. Membership of a retail banner group provides individual pharmacies with access to an established retail brand with the associated consumer awareness, greater buying power and a range of value-added services, extending from inventory management services to group marketing and promotional activities. In return for these services, banner group member pharmacies pay membership fees. Most of the national banner groups are owned by Mayne, API or Sigma. However, banner group members remain free to purchase supplies from any wholesaler, and purchasing power ultimately rests with the pharmacists.

Pharmacies in Australia are regulated by a range of Commonwealth and State-based legislation, including the State and Territory Pharmacy Acts; Drugs, Poisons and Controlled Substances legislation; and the National Health Act. The State and Territory Pharmacy Acts generally prohibit the ownership of, or any pecuniary interest in, pharmacies by any person other than:

a sole trading pharmacist;

pharmacists in partnership with other pharmacists to the extent permitted by legislation; and

family based companies controlled by a pharmacist.

The State Pharmacy Acts also impose limits on the number of pharmacies that a pharmacist or a pharmacist-controlled body corporate can own.

The Third Pharmacy Guild-Government Agreement was announced in May 2000. The agreement provided for A$5.2 billion in prescription dispensing remuneration to pharmacists and A$416 million for other payments, and is to operate between 1 July 2000 and 30 June 2005. It also eased some restrictions regarding the geographic location and separation of pharmacies and gave a significant boost to rural pharmacy.

vi) Mayne Health Services

a) Diagnostics

Mayne provides both pathology and diagnostic imaging services with a presence in Victoria, New South Wales, Queensland, the Northern Territory, Western Australia and Tasmania.

Mayne’s integrated pathology network is Australia’s second largest. It comprises Dorevitch Pathology in Victoria, Laverty Pathology in New South Wales and the ACT, QML in Queensland and the Northern Territory, and Western Diagnostic Pathology in Western Australia and the Northern Territory. Mayne’s intention to acquire QML was announced on 26 June 2002 and the acquisition was completed on 30 September 2002.

The network brings together more than 4,000 of Australia’s leading pathologist, scientists, technical and collection staff, couriers and support staff in more than 50 laboratories and 450 collection centres. This gives doctors and patients access to some of Australia’s best pathologists, and is underpinned by high levels of service to provide improved outcomes.

Operating as a national pathology network allows Mayne to improve quality by drawing on the expertise of our staff across the network, and gain efficiency benefits arising from centralised purchasing of equipment and reagents.

Total pathology episodes increased by 3.7% in financial year 2002 to 5.11 million. In this period, strong growth was experienced in Victoria and Western Australia, with New South Wales experiencing a difficult period as it recovers from past service issues. Following the opening of a new laboratory in New South Wales and the appointment of a medical director and other key management in that State, sales strategies are being put in place to expand the business in that State.

The increase in total pathology episodes combined with new laboratories in Victoria and New South Wales led to productivity improvements as measured by episodes per work hour of 1.15 in the first half of calendar year 2002. This is translating into improved EBITA margins and returns on capital employed.

Mayne’s diagnostic imaging is believed to be Australia’s third largest diagnostic imaging network, operating in public hospitals, private hospitals and stand-alone imaging centres across most Australian states.

It provides the full range of services performed by some of the country’s foremost imaging specialists and technical and clerical staff. Its broad network enables imaging specialists to share expertise across the group. The group also supports ongoing research to drive advances in diagnostic imaging, primarily in the areas of interventional radiology, MRI and neurology.

b) Pharmacy

The Pharmacy business consists of two related businesses:

1.  Wholesale distribution services

The Pharmacy business distributes pharmaceuticals and related products to approximately 2,550 pharmacies (of which 574 are members of Mayne’s retail pharmacy banner brands). Approximately 20,000 products, including prescription pharmaceuticals and a wide range of over-the-counter medication and health care products, are distributed on an on-demand basis from 17 warehouses throughout Australia. Most capital city distribution centres offer up to two deliveries per day (using both Mayne-owned vehicles and owner-drivers), and delivery usually occurs within four hours of the customer placing an order. On-line ordering systems link customers directly to Mayne’s distribution centres.

Distribution Services are also provided to some Australian hospitals by acting as their prime vendor. This involves supplying pharmaceutical products and medical consumables, and improving the management of the hospitals’ internal supply function. Similarly, distribution services are provided to dentists nationally with the provision of dental equipment and consumables. In addition, Health Services has the exclusive right to distribute products for Glaxo Wellcome Australia Ltd for their direct distribution to pharmacy in the Australian market.

During the 2002 financial year, Mayne was the largest distributor of pharmaceutical products in Australia, with an estimated market share of approximately 36%.

The Logistics sale will not affect Mayne’s ability to continue its wholesale distribution business.

2.  Retail Services (retail branding and management services to pharmacies)

The Pharmacy business assists pharmacies to offer better professional and retail services by providing retail brands, private label products, back office support, technology and distribution services. Mayne currently has five retail pharmacy groups, with memberships as at 30 June 2002 as follows:

Mayne Pharmacy Banner Group

Brand name	Members

Chem mart®	236

Healthsense®	93

Terry White Chemists®	101

The Medicine Shoppe®*	9

Synergy™ (unbranded)	135

Each retail pharmacy brand is targeted at a different market segment. In addition, Synergy Operating Systems™ provides unbranded business support services to 135 pharmacies.

Mayne also provides financial assistance to pharmacists seeking to acquire or expand pharmacies. Through the pharmacy finance guarantee scheme, Mayne provides guarantees of pharmacists’ borrowings from a number of banks. To manage its exposure under these guarantees, Mayne has entered into arrangements that have the effect of limiting the banks’ recourse to Mayne under the guarantees. The majority of guaranteed loans are now subject to a 10% recourse limit. Pursuant to this limit, Mayne’s total guarantee liability is limited to 10% of the total guarantees outstanding in relation to the specified guaranteed loans. A small number of guaranteed loans (with total value of only A$6 million) are subject to a 25% recourse limit, and Mayne has a 100% exposure in relation to guaranteed loans totalling A$3 million. In total, there were 1,516 individual loan facilities as at 30 June 2002. The table below summarises the guarantees by level of recourse as at 30 June 2002:

Mayne Pharmacy Guarantees (A$million)
Recourse	Limit	Utilisation	Contingent Liability
10%	875	772	77
25%	100	6	2
100%	6	3	3
Total	981	781	82

Mayne’s total guarantee exposure (disclosed as a contingent liability in its financial statements) is approximately A$82 million. This represents the maximum amount that Mayne could lose under the guarantees currently provided.

Retail Services provides point-of-sale systems, dispensary management systems, business planning tools and accounting software under the Endeavour® and Minfos® brands and connectivity via Australia’s largest pharmacy extranet, “healthlinks.net®”. healthlinks.net® is a web-based portal providing a range of electronic information and web services to pharmacies, physicians, suppliers and manufacturers.

These pharmacy information services enhance Mayne’s position as the conduit for products and information between manufacturers and pharmacists.

c) Medical Centres

Mayne operates 53 medical centres across Australia, with 19 in New South Wales, 11 in Victoria, 12 in Queensland and 11 in Western Australia.

These medical centres consist of stand-alone medical practices and corporate health centres and are serviced by General Practitioners (“GPs”). Although Mayne has operated medical centres since 1995 it acquired a significant number of practices in 2001 and 2002. The basis for the acquisition of a medical practice is a function of its strategic location in terms of Mayne’s other health facilities, and its quality of earnings, custom and price. Typically, the GPs involved in the practice continue to run the clinical aspects of the business and enter a revenue sharing arrangement with Mayne.

Mayne seeks to enhance its network of medical centres, in part by providing GPs with access to a range of ancillary services, such as pathology, diagnostic imaging, pharmacy, dentistry and physiotherapy.

Mayne upholds the clinical independence of GPs working within its medical centres. Mayne’s approach involves leveraging its management expertise and resources to ensure the efficient management of medical centres to support GPs in their goal of providing quality medical care.

vii) Hospitals Industry Overview

Private hospitals are run either by for-profit operators or by religious or charitable organisations on a not-for-profit basis. In public hospitals, patients can receive free shared-ward accommodation and treatment that is subject to availability, and the doctors are assigned by the hospital. As an alternative, patients can choose to go to a private hospital or elect to have “doctor of choice” or private-ward accommodation in a public hospital. In either alternative, patients are charged for the services rendered and are responsible for paying their own bills. While Medicare pays or reimburses patients for a portion of certain fees incurred for private medical care (most doctors’ fees, prescriptions, pathology, etc.), it does not cover hospital charges. Private health insurance is available to cover charges for private care in both public and private hospitals, and a portion of the gap between charges for private medical care and the amount paid or reimbursed under Medicare.

Australian private health insurance funds experienced a decline in membership during the 1990s, principally because of an increase in premium rates and the existence of the Australian public health care system as a free alternative. In addition, the trend has been for younger, healthier patients to disproportionately discontinue their private health insurance membership, which has had an unfavourable impact on the private health funds’ claims experience (dollars of claims paid out as a percentage of premiums collected). Collectively, these two factors have negatively impacted the financial performance of the private health insurers, which has constrained their ability to increase the rate of funding provided to private hospital operators. In addition, a growing number of private health insurers have taken a more risk averse approach to compensating private hospital operators through the implementation of a regime of case payments known as episodic funding. Under episodic funding, a private hospital operator is paid a

*	The Medicine Shoppe® is a registered trademark of Medicine Shoppe International used under license.

predetermined amount for a complete episode of hospital care, irrespective of the length of stay of a patient within the hospital. This compares with a per diem environment which compensates hospitals for each day a patient occupies a bed. Episodic funding results in the private hospital operator incurring the risk or benefit associated with an increased or decreased length of stay over which the episodic payment was derived.

In December 1998, private health insurance membership had dropped to an historic low of 30.1% of the population compared with up to 50% in the 1980s. The current Federal Government recognised that a prosperous private sector can complement and, in some cases, ease the pressure on the public health system and introduced a series of initiatives in an attempt to increase private health insurance membership. Since January 1999, the Federal Government has introduced a rebate on health fund premiums, effectively reducing the cost by 30%, increased the Medicare levy by 1% for individuals with annual incomes of greater than A$50,000 who do not have private health insurance and introduced a new approach to health insurance, Lifetime Health Cover, as of 1 July 2000. Lifetime Health Cover is designed to encourage people to join a health fund early in life and maintain their membership. People who take out health insurance by the time they are aged 30 and maintain their membership will pay lower premiums throughout their lifetime, relative to people who delay joining. As a result, health fund membership increased to 43% of the Australian population at 1 July 2000 and had further increased to 44.9% of the population as at June 2001, stabilising at around these levels in 2002. Coupled with improving profitability within the health insurance industry, an environment conducive to a more co-operative and equitable partnership between private health funds and private hospital operators appears to be emerging. Rather than solely focusing on price, discussions with the health funds are widening to include issues such as simplified billings and standardised contracts, both of which have the potential to benefit both the private health funds and hospital operators.

Following a period of attractive returns in the early 1990s, many private hospital operators commissioned additional bed capacity by developing new, and expanding existing, facilities. The majority of these additional beds had been planned and construction commenced in an environment of higher industry profitability than has been experienced in recent years. This increase in bed supply further accentuated the impact that the fall in private health fund membership and corresponding lower patient demand had on occupancy levels. As a result, there has been a sharp decline in the number of new beds planned or under construction.

viii) Mayne Hospitals

a)  Australian Hospitals

Mayne’s hospital portfolio in Australia consists of 58 hospitals of which 19 are located in New South Wales, 18 are in Victoria, 14 are in Queensland, four are in Western Australia, two in Tasmania and one in the Australian Capital Territory. Four of these hospitals are operated by Mayne under management contracts with State Governments for the provision of public hospital services.

Mayne’s hospitals offer all medical, surgical and other services commonly available in private acute care hospitals. Such services range from operating and recovery rooms, diagnostic imaging facilities, intensive care and coronary care facilities, to pharmacy services. In 2001—2002 Mayne admitted more than 560,000 patients into these facilities.

Medical, surgical and psychiatric hospital operations are subject to certain seasonal fluctuations. These primarily include decreases in patient occupancies during holidays and summer vacation periods and increases in the winter months.

The increase in the level of private health insurance participation over 2000 and 2001 had an initial positive impact on the demand for Mayne services with hospital admissions across like-for-like facilities increasing by more than 10% in 2001 and occupancy levels averaging 73%. However, the growth in admissions significantly slowed in early 2002 across the industry and more specifically fell for Mayne’s hospitals as doctors referred less of their case loads to Mayne demonstrating a level of dissatisfaction by the doctors with the manner in which certain centralisation and management initiatives were implemented over 2000 and 2001. Occupancy levels in Mayne hospitals in the first half of calendar 2002 fell to 73.7% from 76.1% in the second half of calendar year 2001. While net revenue per admission increased on the prior period, the impact of lower occupancy levels against a large fixed cost base and increasing variable cost rates led to a weaker financial performance for the Hospitals business in the first half of calendar year 2002.

Strategies have been put in place commencing in April 2002 to address these issues. These strategies are as follows:

•	the appointment as Group General Manager Hospitals of a hospitals manager with more than 25 years experience;

•	an increase in the number of local hospital directors by 10 to 38 and re-establishment of local authority limits and accountability;

•	the redeployment and appointment of business analysts and business development managers at the local site level;

•	comprehensive consultation with medical professionals and relevant professional groups;

•
the establishment of a new executive management team for hospitals, with five new appointments to the eight member team. Each new appointee has on average more than 20 years hospital industry experience, and includes individuals recruited from both within and outside the business;

•	the introduction of coaching teams, consisting of experienced operators, to assist managers with local accountabilities and labour management;

•	the development of a new monthly key performance indicator (“KPI”) pack, in addition to the daily labour KPI reports, ensuring accountability at the local level for a wide range of management tasks versus a previous focus on accountability at the EBIT line;

•	consolidation of functional areas such as sales and marketing within hospitals, as resources have been redeployed to the local level;

•	a 50% reduction in hospitals’ corporate staff as a result of redeployment and consolidation of functional areas;

•	an agreement with Australia’s largest nursing agency to ensure access to casual nursing labour at reasonable rates;

•	an ongoing focus on nurse career development and training;

•	commencement of discussions with suppliers to improve funding arrangements and administrative processes;

•	a focus on supplies ordering and management at site level, in consultation with doctors and clinical staff; and

•	ongoing participation in industry discussions regarding the current medical insurance cost increases impacting the industry.

These strategies are expected to turn around the performance of the Hospitals Business and are expected to result in Mayne regaining market share of admissions to its hospitals over the medium term.

b)  Asian Hospitals

Mayne continues to review various opportunities to expand its health care operations in Asia. There has been an expansion of the number of people who make up the middle class in many Asian countries where the current level of health care is not considered to be as high as in Australia. Although most of these countries lack any significant private health insurance system, if and when such systems develop, Mayne believes that the size of the potential private health care markets in these countries could be significant.

In Indonesia, Mayne operates three hospitals: a 280 bed private hospital in Jakarta which commenced operation in 1996 - 1997; a 159 bed hospital in Jakarta opened late 1998; and a 158 bed hospital in Surabaya opened in early 1998.

In Fiji, Mayne has a management contract to operate a 45-bed facility in Suva that was commissioned in February 2001. In addition, Mayne and the Commonwealth Bank of Australia each hold a 20% equity interest in the facility with two local investors.

II.    LOGISTICS SERVICES

The Company’s logistics services include the provision of contract logistics and time sensitive express, and cash logistics. Contract logistics services are provided in Australia and South-East Asia, time sensitive express in Australia and Canada and cash logistics in Australia. In November 2002, the Company agreed to sell the logistics business to Linfox, DHL, and Toll for a combined enterprise (ungeared) value of A$456 million.

i)  Business Strategies

Loomis is focused on industry specialisation in the contract business and the Armaguard business and broad network coverage in the time-critical business. Key strategies include:

•	Maintain and improve strong market position
–
The business intends to expand its current strong customer relationships by seeking to deliver an industry-leading breadth of products and services across current customers who may be availing themselves of only limited services today. Through continued focus on service quality, value-adding and price competitiveness, Loomis will seek to increase its share of the client’s volume and position itself as the preferred or sole provider.

•	Focus on value-added product solutions and services

–
Loomis’ focus is innovation and value-added services. As industry demands on its customers make change necessary, Loomis will seek to pursue new solutions for the benefit of the customer. Competitive forces dictate the need for smarter or different distribution channels and Loomis will add value by changing its service offerings, managing inventory differently, accessing technologies, or training its employees to perform new functions, thereby removing risk and increasing reliability for its customers.

•	Vigilant approach towards employee safety

–
Loomis has a strong focus on continuing to improve the safety of employees, contractors and visitors to sites. Management is accountable for overall safety performance and Loomis has in place a continuous improvement program to seek to eliminate or reduce the risk of injury.

•	Ensure cost effective solutions

–
By continuously seeking new and better ways of delivering supply chain solutions for its customers, Loomis will seek to provide its customers with lowest total cost services. Loomis is implementing a range of cost reduction programs across the business to improve efficiency and ensure optimum use of capital. Particular focus is being placed on the cost of servicing smaller and infrequent transactional customer in the Time-Sensitive Business, using technologies to effectively manage customer requirements.

•	Achieving excellence in customer service standards

–
Loomis will continue to develop its business culture around exceeding customer expectations through continuous improvement in operational standards, express pick-up simplicity, call centre effectiveness, visibility of products, reporting efficiencies, accuracy and performance and solution design and resolution.

•	Leveraging individual business strengths throughout the Loomis group

–
Loomis has specific “centres of excellence” in product, service, innovation, technology and people across its three regions and three business streams. Loomis will seek to leverage each “centre of excellence” across the group in a broader sense. This will include, but not be limited to, information technology systems, express, courier and contract logistics products, management and performance reporting tools, materials handling technologies and people.

ii)  Contract Logistics

Contract logistics refers to a business, which provides and manages, on a contract basis a customer’s requirements for order processing, raw materials supply, inventory management, warehousing, product distribution and/or fleet management. Logistics contracts can range from the relatively simple supply of maintained trucks to the total management of the supply chain, from raw materials to inventory to product distribution. In the latter case, the types of transport and warehouse facilities utilised are typically determined by the logistics customer. The Company seeks to provide integrated or “full supply chain” contract logistics services to its customers.

The Company believes that contract logistics services offer many benefits for its customers. One benefit is the ability of customers to transfer the costs of holding assets such as warehouses, trucks and information technology off-balance sheet. In addition, the multi-user nature of most logistics properties effectively enables the customer to share the cost of these assets with other retailers and manufacturers, which results in greater utilisation and cost savings for the customer. Customers also benefit from the contract logistics provider’s specialist knowledge and experience in solving complex distribution, warehousing, inventory control and fleet management problems, as well as its greater buying power in equipment and fuel, superior computer booking and tracking systems to organise loads and track stock, and its ability to share peak loads from different customers. Finally, outsourcing inventory and distribution services permits customers to focus on their core business activities.

As a result of high capital costs involved in fleet financing, warehouses and information technology, the specialist knowledge and experience required and the size necessary to realise economies of scale, Mayne believes contract logistics is an industry with relatively high barriers to entry in which it can add value, generate higher margins and achieve a strong market share.

The exact nature of logistics contracts varies significantly depending on the customer’s requirements and the types of activities involved. However, most logistics contracts provide for a minimum annual fee and additional fees based on volume or warehouse turnover measured by inventory movement. The minimum annual fee is generally sufficient to cover warehouse leasing expenses and certain other fixed costs. While this provides some protection against the cyclicality of transport consignments (especially as compared with general freight transport), the key to profitability in contract logistics is maximising volume turnover. Margins are directly related to the complexity of the contract logistics solution provided, with those requiring greater degrees of information technology and material handling commanding greater margins. The Company’s logistics contracts typically have an initial five-year term with a five-year renewal option in favour of the customer.

iii)  Time-Sensitive Express

The Company’s time-sensitive express business in Australia consists of express courier and messenger services.

Mayne is a leader in the provision of express courier services in Australia. Express courier services deliver documents and small packages by 9:30 am on the next day. While the principal line haul method for long distances is by air, road line haul is also used to reduce costs where distances permit. The Company provides domestic express courier services and also operates an international express courier document delivery service.

The Company’s express courier services operate specialised services in different market niches, and seek to maintain a competitive advantage through comprehensive branch networks, reliability of service, competitive pricing and product differentiation. Services include late pick-up and early delivery, same day delivery and international courier services to high volume customers seeking low-cost services and time critical overnight express freight services in rural Australia, principally to financial institutions. It has developed a strong network and regional presence in Queensland, New South Wales, Victoria and South Australia.

The Company’s messenger services provide same day deliveries within the Australian State capital cities of Sydney, Melbourne, Brisbane, Adelaide and Perth.

Mayne’s North American operations consist of time-sensitive express freight services in Canada. Time-sensitive express services in Canada include regional overnight, long haul overnight, long haul deferred and security shipments under various trade names, including Express Airborne, Loomis Courier Services and Security Express.

iv)  Cash Logistics

The Company occupies a long established position as the market leader in the provision of cash logistics services in Australia. Operating a fleet of over 500 armoured vehicles from its extensive network of 52 depots, it provides armoured transport, cash processing, ATM servicing and coin rolling/handling services across a broad spectrum of clients, including retailers and financial institutions.

While the introduction of electronic funds transfer at point of sale (“EFTPOS”) and its acceptance by the public has impeded growth in the cash collection market, increases in disposable income, increased penetration of the retail market by major retailers and longer retail trading hours have all combined to provide a positive impetus to growth in cash collection and processing services. More recently, major retailers have sought to outsource their in-store cash office functions, and Armaguard regards this opportunity as a source for potential growth.

Significant changes to the cash distribution system by the Reserve Bank of Australia and major trading banks since 1998 have given rise to increased competition for the provision of bank branch cash delivery and collection services. At the same time, these changes have led to a broadening of servicing opportunities to banks, particularly in the area of the collection and processing of individual customer deposits on behalf of banks. Increasingly, banks have shown a propensity to divest themselves of in-branch customer transaction processing and this trend is expected to continue.

The decline of cash payrolls has given rise to a rapid expansion in the use of ATMs in Australia, and Armaguard has enjoyed considerable success in providing cash replenishment, reconciliation and breakdown response services to banks’ and other financial institutions’ “offsite”, or remote, ATMs. However, ongoing rationalisation and closures of bank branches are expected to underpin further expansion of offsite ATM networks.

Currently, the vast majority of ATMs are located in bank premises, and the servicing of these machines has historically been supported by bank branch staff. It is envisaged, however, that in the foreseeable future, banks will embrace the notion that these machines can be effectively serviced by outside providers in conjunction with existing branch cash deliveries and collections.

C.    ORGANISATION STRUCTURE

The Company is organised into a series of discrete business units supported by shared services functions including information technology, finance, human resources and corporate services. A Group General Manager is responsible for each business unit, the Chief Financial Officer is responsible for all finance and development activities and a functional Group General Manager is responsible for each shared service function. They all report directly to the Group Managing Director and Chief Executive Officer, who in turn reports to the Board of Directors.

The four group business units are Hospitals, Health Services, Pharmaceuticals and Logistics. Within each business unit separate operating units are headed by a General Manager reporting to the Group General Manager of that business unit.

A list of the Company’s subsidiaries can be found in Note 31 to the financials.

D.    DESCRIPTION OF PROPERTY

The Company operates through separate operating entities in eight markets, including Australia, several countries in Asia and North America. Except for freestanding private hospitals, which are predominantly owned, the Company operates mainly from leasehold sites and is not completely dependent on any one facility. The Company is of the opinion that its site facilities are suitable and adequate for its existing and anticipated needs. The following details major properties occupied by the Company including use, size, location and utilisation. There are currently no material properties outside Australia.

Property Use	Area (sqm)	Property Status	Occupancy	State
Manufacturing	3,293	Leased	100%	QLD
Retail	1,045	Leased	100%	VIC
Retail	2,543	Leased	100%	QLD
Retail	1,150	Leased	100%	NSW
Administration	1,508	Leased	100%	NSW
Administration	751	Leased	100%	QLD
Administration	558	Leased	100%	SA
Administration	4,076	Leased	100%	VIC
Hospital	47,390	Owned	70%-80%	QLD
Hospital	NA	Owned	90%	VIC
Hospital	13,483	Leased	70%-80%	NSW
Hospital	36,102	Owned	70%-80%	NSW
Hospital	34,980	Leased	70%-80%	WA
Hospital	28,332	Owned	70%-80%	WA
Parcel Depot	9,500	Leased	100%	NSW
Parcel Depot	8,000	Leased	100%	VIC
Pathology Laboratory	7,703	Leased	100%	NSW
Warehouse	36,244	Leased	100%	NSW
Warehouse	27,670	Leased	100%	VIC
Warehouse	17,477	Leased	100%	WA
Warehouse	5,101	Leased	100%	TAS
Warehouse	16,583	Leased	100%	QLD

Environmental Issues

The Company is not aware of any significant environmental issues associated with or as a consequence of the operation of any of its businesses.

ITEM 5- MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The discussion below contains forward-looking statements. The Company’s actual results could differ materially from those anticipated by those forward-looking statements due to a variety of factors, including those set forth under “Key Information – Risk Factors” and “Forward-Looking Statements” and elsewhere in this Annual Report.

The Company operates in two different service industries (health care and logistics) and in three different geographical markets (Australia, including the Pacific Region, Europe, Middle East and Africa, and the Americas). In November 2002, the Company agreed to the sale of the logistics business, which has operations in Australia and Pacific and North America. Australian and Pacific Logistics includes logistics and cash logistics. Health care consists of owning and operating private hospitals, operating private hospitals under service agreements with various State and Territory Governments in Australia, providing certain health care related services, particularly diagnostic services, and manufacture and distribution of generic pharmaceuticals and consumer health products. The Company has logistics operations in Australia, Asia/Pacific, and North America markets and health care operations in Australia, Asia/Pacific, Europe, Middle East and Africa, and the Americas. The pharmaceuticals business, Mayne Pharma, comprises the research, development, manufacture and marketing of generic injectable and oral pharmaceutical products, as well as consumer health products. Mayne Pharma has manufacturing facilities in Australia and Puerto Rico, and has representations in most regions throughout the world. See the tables set forth in “Item 4 – Information On The Company - Segment Information” for the contributions of each industry and geographic segment to the Company’s consolidated sales revenue and operating profit before interest and tax (“EBIT”) for the last three fiscal years.

The Company’s Financial Statements are prepared in accordance with Australian GAAP, which varies in certain material respects from United States GAAP. See Note 37 to the Financial Statements for a discussion of the material differences between United States and Australian GAAP. In addition, profit and loss disclosure under Australian GAAP requires a distinction between normal and significant “one-off” income and expense items. These distinctions are referred to in the discussion below. Under US GAAP such distinctions are not made.

The Company has amended its segment disclosure in this Annual Report to align with the way operations report within the Company. During the year, the Company acquired FH Faulding & Co Ltd, which has been included under Health Care Services as Pharmacy Services, and the creation of the segment Pharmaceuticals comprising Pharmaceuticals and Consumer business units. In addition, Medical Centres was added as part of the Health Care Services segment. In respect of geographic segments, the North American segment was expanded to the Americas, and Europe, Middle East and Africa was created.

The Company has in recent years disposed of businesses that did not meet its strategic criteria. In December 2000, the Company disposed of its UK Express business and its Australian Ports business in January 2001. In the 2000-01 financial statements, these businesses generated A$330.4 million of revenue, in 1999-00, A$611.7 million and in 1998-99 A$594.5 million of revenue. In the second half of 1999-00, the Company disposed of its North American cash logistics business. In the 1999-00 financial statements, this business generated A$84.5 million of revenue and in 1998-99 A$119.1 million of revenue. In the first half of 1998-99, the Company sold its Australian road express business which generated revenue of A$38.0 million in 1998-99.

Critical Accounting Policies

The policies discussed below are considered by management to be critical to an understanding of Mayne’s financial statements because their application places the most significant demands on management’s judgement, with financial reporting results relying on estimation about the effect of matters that are inherently uncertain. Specific risks for these critical accounting areas are described in the following paragraphs, however primarily relate to the judgement exercised by management when assessing the carrying value of asses and the appropriateness of recognising provisions. For all of these policies, management cautions that future events rarely develop exactly as forecast, and the best estimates routinely require adjustment. Please note that the primary reason for the significant increase in the balances discussed below is due to the FH Faulding & Co Ltd acquisition.

Trade receivables – assessment of carrying value

Trading terms offered for trade receivables are generally 30 days. Management monitors the level and aging of trade receivables and establishes specific provisions for delinquent debtors. In addition, the Company maintains a general provision for doubtful debts based on historical levels of bad debts to reflect the impact of debts which, whilst not yet identified, may not be collectable. The company exercises its judgement in establishing the general provision. Total trade debtors is A$789.7 million and A$375.9 million as at 30 June 2002 and 2001 respectively. The total provision for doubtful debts as at 30 June 2002 and 2001 is A$30.2 million and A$12.8 million respectively.

Inventories – assessment of carrying value

Inventories are carried at the lower of cost and net realisable value. Company policy dictates levels of stock turnover which determine when a particular inventory item must be assessed to ensure it is not carried in excess of its net realisable value. When assessing the net realisable value of inventory, the company takes into consideration factors such as historical inventory turn over rates, product expiry dates and anticipated sales. The carrying value of inventory as at 30 June 2002 and 2001 is A$402.8 million and A$42.7 million respectively.

Non-current assets – assessment of carrying value

The Company chooses to own the majority of core assets, such as hospital properties. Buildings and plant and equipment are amortised over their estimated useful lives as determined by the Company. As at 30 June 2002 and 2001, total property, plant, and equipment was A$1,451 million and A$1,178 million respectively.

As a result of acquisitions and the nature of operations undertaken by the Company, the Company has recognised a number of intangible assets, including brand names and licences and goodwill.

Brand names and licences are not amortised unless the end of the economic life of the brand name or licence can be foreseen and is limited by technical, commercial or legal factors. As at 30 June 2002, brand names and licenses at cost were A$108.5 million and A$142.0 million respectively.

Goodwill is systematically amortised over the period, not exceeding 20 years, in which the benefits are expected to arise. As at 30 June 2002 and 2001, total goodwill was A$ 1,457 million and A$ 396 million respectively.

The carrying value of all non-current assets has been assessed by the Company to ensure that the carrying value is appropriate and that these assets have not become impaired during the period.

Deferred tax assets

Future income tax benefits are not brought to account as deferred tax assets unless realisation of those assets is assured beyond reasonable doubt. Future income tax benefits relating to entities with tax losses are only brought to account when their realisation is virtually certain. As at 30 June 2002 and 2001, net operating and capital losses carried forward were A$89.1 million and A$21.9 million respectively. The Company has undertaken an assessment of the recoverability of these assets, taking into consideration anticipated future performance and/or transactions, and considers that the carrying value is appropriate.

Workers’ compensation provisions

The Company chooses to self-insure for workers’ compensation claims liabilities where this is possible under the relevant Australian legislation. The Company establishes provision balances based on assessments of the exposure on a claim by claim basis, as established by the relevant employee at each operational site. These estimates are then reviewed by the Company’s centralised workers compensation department to ensure that they are appropriate. The provision balance recognised in the financial report is that assessed by an independent actuary based on the records maintained by the Company. Included in other creditors is a liability for self insured workers’ compensation for the following Australian states:

•	New South Wales A$13.852 million (June 2001 A$17.596 million);
•	Victoria A$6.166 million (June 2001 A$9.504 million);
•	Queensland A$3.961 million (June 2001 A$3.569 million);

•	Western Australia A$0.877 million (June 2001 A$0.989 million);
•	South Australia A$0.03 million (June 2001 A$0.263 million).

Overview

The past year has been one in which the Company’s future strategic direction has been firmly set. During the past two years of substantial business re-engineering, Mayne’s disparate businesses were formed into two distinct, core operating streams of health and logistics. Non-core or non-strategic assets, such as the ports operations and UK express business were divested.

Mayne is now structured to reflect its core operating streams, with operating divisions in:

•	pharmaceuticals and consumer products manufacturing and marketing;
•	health services, encompassing the group’s businesses at the front-line of health care provision including pathology, diagnostic imaging, medical centres and pharmacy distribution and services;
•	hospitals; and
•	logistics, prior to the sale of this segment of our operations during calender 2002.

The decision to sell logistics was taken to strategically refocus the business on health – while delivering a strong outcome for shareholders. A thorough process was undertaken to ensure that Mayne explored all opportunities to optimise value for shareholders. As such, it assessed a de-merger while, concurrently, undergoing a formal process to evaluate expressions of interest in Mayne Logistics from other parties.

Throughout the period under review, we continued to develop our position in health. Importantly, the acquisition of Faulding was a key element in forging Mayne’s position as a leading, broad-ranging Australian health care operator. With a presence now in more than 50 countries, it also gave Mayne a truly international growth platform.

The integration of Faulding has been completed. The pharmacy services and distribution operations have held market share intact at pre-acquisition levels, with some improvement in margins. A value proposition was recently launched to community pharmacy with initiatives including improved health management services through technology, pharmacy services and brand support.

The international generic pharmaceuticals manufacturing and marketing operations – retained as part of the Faulding acquisition – formed a new business unit. This business unit has operations in the following geographic regions: Asia Pacific; Europe, the Middle East and Africa (EMEA); and the Americas. Following

20 new product approvals for the year, covering all significant geographic locations, there were a number of successful product launches in the last 12 months – notably, the launch of the oncology drug pamidronate in the United States, leveraging a relationship with US-based pharmaceutical company Gensia Sicor Inc for marketing and distribution of the drug from April 2002. The brand market value for pamidronate in the US at the time of launch was around US$500 million and Mayne has been able to achieve a significant share of this market. European approval for pamidronate was also received, with launch scheduled in late 2002.

There was further growth of the oral antibiotic Doryx® in the US, in association with our marketing partner Galen, and contract manufacturing of paclitaxel for the US market – out of the Mulgrave, Victoria manufacturing facility. There is capacity to expand the Mulgrave facility to support future capacity requirements.

A high-potential product development ‘pipeline’ provides a sound platform for further growth in pharmaceuticals. In the year ahead, we expect to receive around 11 new generic product approvals across major markets, and there are a further number of new products under development for submission for regulatory approval.

With Governments focussing on the need to contain health care costs – including the cost of pharmaceuticals – the market for lower-cost generic products is expected to continue to be attractive.

Key developments in the consumer products manufacturing and marketing business included the commissioning of a new facility at Virginia in Queensland during November, the culmination of a 12-month project to construct a state-of-the art tabletting facility for domestic vitamin and mineral supplements manufacturing. An upgrade of the Shepparton soap manufacturing plant provided extra capacity to accommodate increased volumes from a new contract with Unilever.

Sales growth was supported by the launch of Nutriplan® brand, a clinically proven weight loss/control product in Australia, and expansion of the Banta® sun care range to the UK pharmacy market. There was also strong growth in the glucosamine product range, high potency supplements used to provide relief from pain associated with osteoarthritis.

Mayne continued to grow its involvement in general practice, increasing the number of medical centres nationally to 53, in which we work with 394 general practitioners.

Our presence in the Queensland pathology market has been boosted by the acquisition of market leader QML. Queensland is the fastest growing pathology market in Australia in terms of episodes, has positive population trends for future growth and, due to the higher volume of work through more complex tests for conditions such as skin cancer, attracts above-average episode fees.

Key achievements in the group’s diagnostic imaging operation during the year included the successful acquisition and integration of Port Macquarie Medical Imaging in NSW and 13 radiology sites in Victoria. Each of these acquisitions included Medicare-funded MRI licences. Funded MRI services also commenced in Orange in regional NSW, following a successful tender.

In order to achieve a corporate restructure and repositioning of the magnitude undertaken within Mayne, the pace of change over the past two years has been rapid and far-reaching. In the past year, issues relating to the implementation of the restructure and strategy arose in our hospitals division, leading to some loss of market share.

As part of the ongoing assessment of its asset portfolio, the company is reviewing the performance of assets, including hospitals, to determine whether they are capable of meeting the company’s profitability hurdle rates.

Notwithstanding, there were a number of significant achievements during the year that will help to shape and strengthen the hospitals business. Following the acquisition of AHC, which was completed in February 2001, we completed the orderly divestment of four hospitals that had been the subject of an undertaking to the Australian Competition and Consumer Commission (“ACCC”). During the year, we were also successful in streamlining and securing greater predictability in the funding arrangements we have in place with the health insurers.

In logistics, a number of major contracts won in Australia included a five-year agreement with Kellogg and a new contract with Carter Holt Harvey Tissue for a further three years. These key contracts involve putting in place technology and systems that will provide a step-change in supply management capabilities for these customers.

Internal restructuring and operational improvements continued in this business – including the consolidation of sites across express and the streamlining of fleet management.

Mayne Logistics maintained its air linehaul ability following the collapse of a major domestic airline, Ansett, although this did result in a substantial change to the existing linehaul cost base for the express operation.

In Canada, the volume growth was impacted by the September 11 terrorist attacks and the general economic downturn, however, this business achieved a net increase in clients, improved internal efficiencies primarily through the centralisation and standardisation of support activities, the delivery of improved technology and the rollout of new products.

A number of valuable new contracts were negotiated across the developing Asian operations and, in cash logistics, Armaguard secured contract renewals, notably with Woolworths and a further five-year deal with Australia Post. This business has been effectively restructured following the re-tendering of cash logistics work for three major Australian banks, which produced a 5-6% shift in market share away from Armaguard.

De-merger/Divestment of Logistics Business

In May 2002 Mayne announced its decision to de-merge its logistics business. The decision to de-merge logistics was taken to strategically refocus the business on health – while delivering a strong outcome for shareholders. A thorough process was undertaken to ensure that Mayne explored all opportunities to optimise value for shareholders. As such, it assessed a de-merger while, concurrently, undergoing a formal process to evaluate expressions of interest in Mayne Logistics from other parties.

On 1 November 2002, Mayne announced that it had agreed to sell the logistics assets to a group of trade buyers comprising Linfox Pty Ltd (“Linfox”), DHL Worldwide Express (“DHL”) and Toll Holdings Limited (“Toll”) for a combined enterprise (ungeared) value of A$456 million. Mayne has entered contracts to sell the Australian and Asian Contract logistics and Cash Logistics (Armaguard) businesses to Linfox; the Canadian Express business to DHL; and the Australian Express business to Toll. The DHL contract is subject only to Canadian regulatory approvals. It is expected that these approvals will be achieved to allow completion in early 2003. The Linfox and Toll contracts are unconditional. It is expected that completion of the Linfox contract will occur in early 2003 and the Toll contract will complete in November 2002.

Results of Operations – 2001-02 Compared with 2000-01

Consolidated

Sales revenue for 2001-02 increased 58% to A$4,992.0 million from A$3,158.7 million in the prior year. The sales revenue for continuing businesses (i.e. excluding discontinued businesses) was A$4,992.0 million, an increase of 76.5% from A$2,828.3 million in the prior year. This improvement was driven by a combination of organic growth and the contribution from the AHC and Faulding businesses, which were acquired in February 2001 and October 2001 respectively.

EBIT before significant items increased 18% to A$249.7 million from A$211.2 million the prior year. This increase reflects the part year contribution of the Faulding acquisition and full year contribution of the AHC hospitals acquired in 2000-01, which was partly offset by a decline in the earnings contribution of the hospitals businesses.

Consolidated net profit after tax and before significant items was A$150.3 million for 2001-02, an increase of 41% from A$106.4 million in 2000-01. Consolidated net profit after tax and significant items was A$173.6 million compared to A$161.6 million in 2000-01. Significant items of A$23.3 million profit after tax in 2001-02 relate to the restructuring provisions associated with the Logistics business, further non recurring costs related to the acquisition of Faulding and the write off of IT development, which were offset by tax gains made relating to the disposal of the UK express business of A$43 million.

Sales revenue for 2001-02 for Australian operations (including Asia and Pacific regions) totalled $A$4,376.7 million, an increase of 77.4% from $A$2,466.9 million in the prior year. EBIT attributable to Australian operations increased by 4.2% to $A$190.5 million. Revenue increased across all business segments while the earnings increase was predominantly the result of the contribution of the Faulding business.

Health Care Services

Sales revenue from health care services was A$3244.7 million for 2001-02, a 108.6% increase from A$1,555.2 million for the previous year. Revenue growth was primarily a result of revenue contribution from the Faulding business and to a lesser extent, the full year contribution from AHC. EBIT before significant items decreased by 0.44% to A$134.9 million from A$135.5 million the previous year, with earnings contribution of Faulding being offset by lower earnings from hospitals.

Hospitals

Sales revenue for hospitals increased 21.6% to A$1,396.7 million, which was primarily a result of the contribution from the AHC hospitals. EBIT before significant items decreased 24.2% to A$71.6 million from A$94.5 million as a result of reduced contribution margin on prosthesis equipment, the loss of earnings from four AHC hospitals which the Company had undertaken to divest, higher insurance costs, increase in labour costs and use of agency labour, and a shortage of nurses.

Hospital admissions in Mayne’s Australian facilities grew by 7% in the June 2002 quarter; however, there was an overall decline in admissions in the second half. This reflects, in part, industry-wide slowdown, compared with the high demand in the first half when exclusion periods for elective surgery expired for many health insurance policyholders.

The decline in admissions has impacted occupancy levels, which had increased to 76.1% in the first half but then fell to 73.7% in the second half. The continued improvement in average length of stay – down to 3.01 days in the second half – also has an impact on reducing occupancy levels over time.

Net revenue per admission increased by 6.5% in the year, reflecting Mayne’s continued trend toward higher acuity services, increased price of prostheses and success in negotiating new arrangements with all of the 44 health funds nationally. This included extending the contractual terms, mostly to three years, to eliminate the inefficiencies in the previous system of often-protracted annual contract negotiations.

Average labour cost per work hour (excluding workers’ compensation charges and physician fees) increased by 7.7% in the six months to June 2002. This highlights the high fixed-cost nature of hospitals. Labour costs declined only 0.4% in the year despite the decline in work hours and Mayne’s success in attracting permanent nursing staff, which were offset by the impact of enterprise bargaining agreement (“EBA”) wage rises effective February 2002 and agency nursing costs.

Mayne has been impacted by the national shortage of nurses – as have all hospital operators – and has taken a number of measures to reduce the cost of agency nursing. During the year, Mayne introduced a long-term strategy to lift the recruitment and retention of quality nursing staff at its hospitals. This included a program to support new nursing graduates and a refresher program. To address labour costs, a number of management tools including daily labour KPI reports have been implemented and are being closely monitored and managed by enhanced management resources introduced at the local level.

Performance for the six months to June 2002 (excluding revenue from the four divested AHC hospitals) was down marginally on the first half. This reflects the decline in admissions in the six months to June 2002, offset by the increase in compensation rates from the health funds and the continued strong performance of the group’s three hospitals in Indonesia.

The earnings of the hospitals business were significantly lower in 2002, with EBIT falling to A$71.6 million for the year, improvements in the first half having been offset by earnings deterioration in the second half. This reflects the decline in earnings before interest, tax, depreciation and amortisation (“EBITDA”) margin, impacted by the factors outlined previously and a significant reduction in the margin for prostheses following Federal Government regulation. This margin, previously more than 10%, was capped at 5% from 1 July 2001, leading to an earnings reduction of around A$7 million as a result of the high level of orthopaedic, cardiac and cardiothoracic services provided by Mayne hospitals. The EBITDA margin was also impacted by the divestment of four AHC hospitals (following an undertaking provided by Mayne to the ACCC) that had contributed around A$6 million in earnings in the first half, and a doubling of insurance costs.

The appointment of a provisional liquidator to a major medical indemnity organisation, United Medical Protection, had an immediate impact on a significant number of doctors who work in Mayne hospitals and flow-on effects to hospital insurers generally. Across the industry, health care providers now encounter significantly higher premium costs and increased levels of self-insurance. Cover can be difficult to obtain for services deemed by insurers to be high risk, such as obstetrics and neurosurgery. Mayne has joined with other leading health care providers in talking to stakeholders about solutions, and believes premium increases will be necessary to provide for the increased cost of insurance.

The renewal of Mayne’s medical professional indemnity insurance coincided with the end of the financial year. Mayne’s size, strength, market position and risk management strategies have enabled it to secure medical professional indemnity and public liability insurance for all its medical facilities, in Australia and overseas.

Diagnostic Imaging Services

The diagnostic imaging business consists of more than 95 sites in all states, except South Australia. Over the past year the business has moved to increase the level of modality it operates as indicated by the closure of 44 low modality sites in 2001 and the purchase of the Endeavour Healthcare and Port Macquarie Imaging practices in 2002. Both practices included funded MRI licences.

Diagnostic imaging services continued to expand, with revenue reaching A$159.6 million, an increase of 8.9%, and EBIT before significant items for 2001-02 of A$16.8 million increased by 62.9% from A$10.3 million. The increase in sales revenue is primarily a result of the increased number of examinations flowing from the acquisition of Endeavour’s Melbourne radiology practice and Port Macquarie Medical Imaging in New South Wales, effective from January and April respectively. The increase in EBIT before significant items reflects the ability to successfully increase the modality mix of the business, across a smaller number of sites.

Approximately 1.4 million imaging examinations were completed in 2002, with the second half up 5.4% on the prior period. The full impact of the Port Macquarie acquisition on examination numbers is expected to be evident in the 2002/03 financial year.

Average revenue received per examination increased marginally to A$112.60, despite the 5% fee cut for CT examinations effective from November 2001 and the stabilisation of bulk-billed examinations at around 40% of total revenue. The impact of the fee cut was significant as CT examinations accounted for approximately 26% of revenue in the second half. The ability to increase revenue per examination despite these constraints is a result of increased use of higher-end modalities within the business, particularly Magnetic Resonance Imaging (MRI) equipment. In addition to two funded MRIs acquired through acquisitions, a funded MRI service was successfully tendered for in Orange, New South Wales, under a joint venture arrangement.

Efficiency across the network, measured in terms of the number of examinations completed per work hour, improved by 7.2%. Examinations per work hour are expected to improve further in 2003 as the benefits of a recently negotiated enterprise bargaining agreement in Victoria are realised and integration of the recent acquisitions continues.

Mayne recently embarked on a partnership with Sydney’s Prince of Wales Medical Research Institute to purchase a Philips Intera 3T MRI system, the first of its kind in NSW. The system allows high-powered analysis of the brain and nervous system and will be used for clinical work and research.

Pathology Services

Pathology services revenue increased by 1.5% to A$249.3 million, reflecting organic growth. EBIT before significant items for 2001-02 of A$30.4 million decreased by 6.5% on the prior year from A$32.5 million in 2000-01. The decrease in EBIT before significant items was a result of a 1% fee reduction (effective 1 July, 2001), reduced levels of private billing and an increase, in line with inflation, in the cost of consumables and labour.

The number of pathology episodes increased 3.7%, to 5.11 million, in 2002. All States experienced growth in the second half, with Victoria increasing 8.9% year on year as it continued to benefit from the successful establishment of pathology services to former AHC hospitals. Episode numbers also grew in New South Wales, with the June 2002 quarter delivering the first quarter-on-quarter increase since the 1998 acquisition of the Macquarie practice. This is a result of initiatives to address volume decline in that State, including a state-of-the-art laboratory, a dedicated sales team, and key management appointments including a new Medical Director.

The network-wide growth in episode numbers, combined with the efficiency benefits of the new, central laboratories in Victoria and New South Wales, has led to further improvement in the number of episodes per work hour. This ratio has risen from 1.02 in 2000 to 1.09 in 2001 and 1.15 in the second half of 2002, countering the impact of the trend for GPs to request a higher number of tests per episode.

Mayne is continuing to build its pathology business, most notably through the recent acquisition of QML. Over many years, QML has gained a well-earned reputation as a high quality provider. It is currently Queensland’s leading pathology provider and will ideally complement Mayne’s pathology businesses in Western Australia and Victoria and its operations in New South Wales.

Medical Centres

Medical Centres revenue increased 130.4% to A$32.8 million in 2001-02 from A$14.3 million in 2000-01. However EBIT decreased 86.6% to a loss of (A$3.4) million in 2001-02 from a loss of (A$1.8) million in 2000-01. The increase in revenue reflects the large number of medical centres acquired during the year, with the Company working with 394 doctors in 53 medical centres, including seven corporate health centres that provide services in the management of workplace risk and the treatment of injuries. The decrease in EBIT before significant items reflects the cost of integrating the acquired medical centres, higher goodwill amortisation costs arising from the acquisition.

Mayne is a founding signatory to the industry Code of Conduct for companies that manage general practices. Its approach to this business centres on leveraging its management expertise and resources to ensure the efficient management of medical centres to support GPs in their goal of providing quality clinical outcomes while upholding their clinical independence.

Medical centre revenue more than doubled in 2002. EBITDA of A$0.9 million was achieved in the second half, which represents an EBITDA margin of 4%. EBIT before significant items improved in the second half despite the significant amortisation costs arising from acquisitions. The improved earnings resulted from the continued integration of individual practices into the network and the initial benefits arising from the application of a standard business model, the introduction of common IT infrastructure and the centralisation of non-clinical aspects of the business.

With the network having achieved viable size and scale, the focus now will be on consolidation to drive operating efficiencies to ensure this business generates an appropriate return on investment.

Pharmacy Services

Pharmacy Services encompasses the wholesale distribution of pharmaceutical products as well as the provision of retail and marketing services to pharmacies. The business has held its national market share in pharmacy distribution, notwithstanding the transitional risk in the integration with Mayne and increased competitive pressures. The revenue of A$1,406 million and EBIT of A$19.5 million was for the nine months from 1 October 2001, the date upon which the Faulding transaction was completed.

A strategic review of pharmacy services during the year resulted in the recent launch to community pharmacy of Mayne’s value proposition. Based on four platforms – Healthcare Links, Product Delivery Services, Pharmacy Support Services and Pharmacy Brands – these initiatives are geared to advance Mayne from being positioned as a supplier of pharmacy products and services to a total professional partner in pharmacy. Healthcare Links, initially comprising a series of health screening programs that pharmacists can offer to their customers, will be developed to encompass automated programs for disease management. Mayne’s broad expertise in health care, including its strong credentials in diagnostics, uniquely positions the company to support its partners in community pharmacy in this way.

The new core IT platform, Orion, was successfully rolled out to all warehouses, with the distribution/customer service components due for completion by June 2003.

Pharmaceuticals

Pharmaceuticals

Mayne’s Pharmaceuticals operations acquired from Faulding in October 2001 have been consolidated into a global business unit. Pharmaceuticals reported revenue of A$332.8 million for the nine-month period under Mayne ownership to 30 June 2002 and A$ 441.5 million for the twelve months to 30 June 2002. This represents a 21% increase in Pharmaceuticals revenues (based on an equivalent 12-month period) over the prior corresponding period under the previous Faulding ownership. The continued growth reflects the successful new product launches and geographic diversification, with sales now spread evenly across the major global regions. The EBIT before significant items for the period was A$44.2 million.

Mayne’s operations in pharmaceuticals, acquired from Faulding in October 2001, have been consolidated into a global business unit and a strategic review of the business was undertaken during the period,

There was evidence of a major turnaround in the US business, which delivered a substantial profit during the period of Mayne ownership. The 59.6% increase in revenue in the Americas in the second half reflected the success of the cancer-related drug pamidronate and further expansion into Latin America. The market positions in Asia Pacific and Europe are also strong and the product pipeline is robust, particularly in Europe, with key product launches expected to contribute significantly over the next 24 months.

The earnings of the business continued to expand in line with the strong growth in revenue. Before the impact of goodwill amortisation associated with Mayne’s acquisition of Faulding, the earnings before interest tax and amortisation before significant items (“EBITA”) margin for the second half of the year was 20.2%. This margin is indicative of the competitive position of our product portfolio, particularly cancer products.

Contract manufacturing out of the Mulgrave facility in Melbourne also contributed strongly in the period, particularly the manufacture of the cancer drug paclitaxel for the US market. The Mulgrave (injectable manufacturing) and Salisbury (oral manufacturing) sites have met significantly increased capacity demands during the year, including a doubling in demand for oral products. Mayne has secured the opportunity to increase capacity at the Mulgrave site in the future by purchasing an adjoining property.

Investment in research and development has remained consistent as a percentage of sales, at just over 10%. This reflects Mayne’s commitment to growing the pharmaceuticals business through a dynamic product pipeline and product innovation.

New product approvals in 2002 compare favourably with 2001, with the 20 product approvals having a local brand market value of around US$939 million and encompassing all significant regions. This includes several significant in-licensed products for the Asia Pacific region, most notably a generic version of cyclosporin capsules which is the third largest hospital product in the Australian market and has a local branded market value of approximately US$17 million. The major new product approval in the US was for a generic solution formula of pamidronate, which provides a sturdy platform for growth. Mayne has already secured a meaningful share of this market, which was valued at around US$500 million in April 2002 when the product was launched in an alliance with US generic company, Gensia Sicor. Pamidronate approval was also received in Europe, where it is scheduled for launch in 2002/03 and has a local brand market value of around US$135 million.

The pharmaceutical product development ‘pipeline’ remains active, in terms of both the number and value of the products. In 2002/03, Mayne anticipates receiving approvals for 11 products already submitted to regulatory authorities, with total local brand market value of around US$686 million. This includes amiodarone in the US, which has a local brand market value of around US$269 million, and paclitaxel in Europe, with a local brand value of around US$248 million.

Mayne’s considerable in-licensing expertise will continue to provide a strategic advantage, complementing our own product development program. A number of new in-licensed products are scheduled to be approved across all major regions.

In addition, Mayne estimates 21 new products will be submitted to regulatory authorities in the key regions in the first half of 2002/03, with local brand market value in excess of US$1.7 billion.

The Australian Ethical Category Development (ECD) business, encompassing the GenRx® branded generic prescription pharmaceuticals and a private label range marketed in conjunction with retail pharmacy banner groups, also provides Mayne with a significant growth opportunity in what is considered a relatively high margin segment. While Mayne is a relatively small but growing player in the Australian oral generic pharmaceutical market, it has successfully established a range of 41 products with a market value of around A$658 million, and a product pipeline with a market value of more than A$1 billion.

Consumer Health Products

Mayne’s consumer health products reported revenue of A$167.2 million for the nine months to 30 June 2002, with second half growth of 6.2% on the first six months. This reflects the continued recovery in demand for vitamin and mineral supplements, particularly in the grocery market, and Mayne’s ability to retain its domestic market shares in this category with new and established brands moving across wider distribution channels. The EBIT before significant items for the period was A$10.8 million.

Specifically, revenue growth was driven by: strong sales growth of the Cenovis Once Daily® range and the Bio-OrganicsTM glucosamine product range, a high potency supplement that provides pain relief associated with osteoarthritis; the launch of the Nutriplan® clinically-proven weight control products; and the re-launch of Sea and Ski® sunscreen in the US market.

While most of Australia experienced a mild summer, Mayne’s suncare brands recorded strong market shares and were, collectively, the clear market leader in grocery. Market share for the Banta® product range grew from less than 6% in the summer of 2000/01 to more than 13% last summer.

The operating performance for the second half was down relative to the three-month contribution in the first half, reflecting product launch costs in Australia, UK and the US, costs associated with ceasing production and distribution of the Banana Boat2® brand of sunscreens following the end of the licence agreement with Playtex, and the commissioning of the nutriceutical plant in Virginia, Queensland. These factors meant the earnings margin for this business reduced significantly in the second half, however, the underlying operational performance was sound, with the efficiency of the new, state-of-the-art Virginia facility and the upgrade of the personal wash manufacturing plant in Shepparton, Victoria, to provide a sound platform for future growth.

Mayne Logistics – Australia and Asia

The Australian and Pacific Logistics business reported a decrease in revenue of 1.82 % to A$895.2 million in 2001-02 and EBIT before significant items decreased by 7.59 % to A$51.1 million from A$55.3 million in 2000-01.

In 2001-02 lower economic growth in Australia has had a negative impact on revenue from existing customers due to both a reduced number of shipments and lower average consignment weight per shipment. In addition, considerable disruption was caused as a result of the collapse of Ansett, a major domestic airline, in September 2001. Logistics revenue decreased by 0.98 % to A$673.9 million in 2001-02 as a result of the loss of the Paperlinx contract, administrative costs incurred as a result of the difficult implementation of a new billing system, and resultant change in air courier costs due to the collapse of Ansett. EBIT before significant items decreased by 18.1 % to A$24.9 million reflecting the above mentioned issues.

Express revenue was effectively flat on a year-on-year basis. This reflects stable prices and volumes as a result of unfavourable economic factors and the disruption caused by the collapse of Ansett on 14 September 2001. This was offset by the introduction of a number of new products, including Utilitypak, Return-a-pak and Time Sensitive Freight, and by the business bringing in-house services that were previously undertaken by competitors, particularly in south-east Queensland.

The Ansett collapse impacted on earnings before interest and tax due to higher ongoing freight charges as well as some temporary disruption to business. Additional costs of more than A$5 million were incurred as a result of higher air linehaul charges. New contracts were put in place with Australian Air Express, however the impact resulted in a step change in costs for this segment of the business.

In addition, the implementation of the Parcel Management System during the year generated some initial billing difficulties, causing a disruption to customer service levels. Extra administrative cost was incurred while resolving these difficulties, which have now been fully overcome.

Revenue for Mayne’s contract logistics business in Australia and Asia of A$379.3 million, despite the impact of the loss of the Paperlinx contract in Australia. A number of new contracts were won including Westpac, the Commonwealth Bank of Australia, Wella, Schwarzkopf, Streets Ice Cream, Compaq, Esprit,

3 Banana Boat is a registered trademark of Sun Pharmaceuticals Inc.

Colgate, Kimberley Clark and Tricon. Major contracts that were renewed during the year include Kellogg, Carter Holt Harvey Tissue, Kodak and Cryovac, a leading manufacturer of packaging materials and systems in the industrial, food and consumer markets.

Many contracts that were won require the implementation of new technology that will provide a step change in supply chain management technology for those customers. For example, the Kellogg and Carter Holt Harvey Tissue contracts include requirements to commission Tier 1 EXE warehouse management systems into various sites across the country. Implementation of this technology has commenced for both these clients, and completion is scheduled in the next financial year.

During the year a A$1.7 million loss was incurred as a result of costs associated with the commissioning of a site in Chullora in New South Wales. The site was an investment committed to and made by Faulding prior to that company being acquired by Mayne. The Chullora site has now been merged into Mayne’s logistics operations and offers significant expansion opportunities in the future, in addition to inherent growth now that the site has been established with its blue-chip customer base.

As part of winning the warehousing and distribution contract for Tricon in Victoria, South Australia and Tasmania for a five-year period, the assets of a small food services business were acquired in July 2002, further extending the business’ capabilities in the food service sector.

The business successfully completed a warehouse project that was established to determine the viability of centralised distribution for medical supplies to a number of Mayne Health hospitals by utilising existing infrastructure.

The linehaul business is also continuing its successful rollout of 53-foot containers into the Australian intermodal market.

The Asian business continues to deliver strong revenue growth. Two new warehouses in Thailand and Indonesia were designed, built and commenced operations during the year to service the Unilever contract. While the Asian business is still incurring expansion costs, the expertise and reputation it is gaining places it in a position of strength in this growth region.

New contracts in Asia such as Foremost Dairies and Walls Ice Cream and the expansion of existing contract work, such as with Unilever, combined with the continued successful rollout of the EXE warehouse management system, also position the Asian business well for future growth.

There are a number of significant opportunities in the pipeline for the contract and express businesses in Australia and Asia. The value of business under development has grown considerably over the past year, reflecting the increased efforts of the business development team. The strength of this pipeline and the full impact of new contract wins over the past year place the Australian and Asian businesses in a strong position for future growth.

Mayne Logistics Armaguard

Armaguard’s revenue decreased by 4.33% to A$221.2 million in 2001-02 from A$231.2 million in 2000-01 and EBIT increased by 5.22% to A$26.2 million. The decrease in revenue reflects the increased competitive pressures arising from the collective tendering for cash logistics servicing by three major banks that resulted in a change in the spread of services provided by Armaguard to these banks from 2000-01. The redistribution of this work will continues to impact revenue in 2002-03. To offset this, Armaguard has continued to successfully diversify its business. Major non-bank contracts won, extended or renewed during the financial year included Australia Post, Woolworths, Bunnings and Telstra.

The increase in EBIT before significant items was achieved through a strong management focus on restructuring the business and driving operational efficiencies. For example, six sites were consolidated and route planning technology was implemented with the aim of generating greater efficiency. Other management initiatives to improve efficiency have included implementation of the continued introduction of high-speed cash processing machines and the conversion of more than 100 vehicles to enable two-man crewing. The roll out of two-man crewing will continue in 2003 with the number of converted vehicles expected to double.

Benefits from these efficiencies, combined with improvement in the pricing environment following a period of downward pressure, is expected to stabilise the recent decline in margins.

Mayne Logistics Loomis

Sales revenue for the North American time critical express operations, which are Canadian-based, was A$350.2 million for 2001-02, an decrease of 3.1 % from A$361.3 million in the prior year. The decrease in revenue is largely a reflection of economic conditions in North America, including the impact of the September 11 terrorist attacks. EBIT before significant items increased 42.5% to A$21.5 million from A$15.1 million in 2000-01. This was a result of improved operational efficiencies and cost management initiatives including centralisation and standardisation of support activities and the benefits of the reorganisation from a regional structure to a functional structure.

The business’ air linehaul capabilities were maintained following the bankruptcy of Canada 3000, a local air linehaul provider. While volumes decreased, the business managed to secure a number of new customers, particularly in the south-north market. The success in growing the south-north market was achieved through leveraging opportunities with the existing Canadian customer base importing goods from the United States, as well as the expansion by some Canadian businesses into the United States as the benefits of the North American Free Trade Agreement continue to increase trade relations between the countries.

Mayne Logistics Loomis secured 17 new major contracts, worth A$5.7 million in revenue, during the financial year. These new contracts will bring A$10.6 million in annualised revenue to the company in the 2003 financial year, although these gains will be offset by the loss of four major contracts that reduced revenue by A$1.7 million in the 2001/2002 financial year. The annualised effect of these losses in the next financial year will be A$3.7 million.

EBITA margin for this business at 6.4% improved significantly, despite lower revenue. There has been a continued improvement in margin since the opening of the new Edmonton and Toronto distribution hubs in late 2000 and the investment in automated sortation in 2001. The favourable outcomes arising from these investments continue to have a positive impact on operating efficiency.

Mayne Logistics Loomis also secured a 1.8% average price increase while maintaining its existing customer base. This price increase was supplemented by the introduction of aviation insurance and special handling surcharges that improved the margin on the existing revenue base by 2.9%.

Results of Operations – 2000-01 Compared with 1999-00

Consolidated

Sales revenue for 2000-01 increased 1.8% to A$3,158.7 million from A$3,100.4 million in the prior year. The sales revenue for continuing businesses (i.e. excluding discontinued businesses) was A$2,828.3 million, an increase of 17.9% from A$2,399.7 million in the prior year. This increase reflects strong growth in both health care and Canadian logistics and a five month contribution from AHC, acquired in February 2001.

EBIT before significant items increased 23.9% to A$211.2 million from A$170.4 million the prior year. This increase reflects that the Company experienced improved trading conditions in the Company’s Australian hospitals as well as the initial cost savings associated with the Company’s strategic review that was undertaken in November 2000 which has been substantially implemented.

Consolidated net profit after tax and before significant items was A$106.4 million for 2000-01, an increase of 40.7% from A$75.4 million in 1999-00. Consolidated net profit after tax and significant items was A$161.6 million compared to a loss of A$(174.1) million in 1999-00. Significant items of A$53.9 million after tax in 2000-01 relate to the profit on sale of the UK Express business which was partly offset by the loss on the sale of the Australian ports business, the cost of corporate restructuring and re-branding and an increase in provisions for litigation, bad and doubtful debt allowance and liability for workers compensation for prior period claims as a result of amended legislation.

Sales revenue for 2000-01 for Australian operations (including Asia and Pacific regions) totalled A$2,466.9 million, an increase of 17.2% from A$2,104.7 million in the prior year. EBIT before significant items attributable to Australian operations increased by 45.4% to A$182.8 million. Revenue increased across all business segments while the earnings increase was predominantly the result of a increase in the returns of the hospital and logistics networks.

Health Services

Sales revenue from Health Services was A$1,555.2 million for 2000-01, a 25.6% increase from A$1,238.0 million for the previous year. Revenue growth was related to strong growth in revenue from hospitals, including the five month contribution from AHC and continued growth in the diagnostic services businesses. EBIT before significant items increased by 54% to A$135.5 million from A$88.0 million the previous year, reflecting improvements in demand for services and improved operating efficiency across all businesses.

Hospitals

Sales revenue for hospitals, including medical centres, increased 32.2% to A$1,162.9 million. Patient demand for hospital services remained solid during 2000-01 which led to a 22.2% increase in admissions including more than 50,000 admissions in AHC hospitals. EBIT before significant items increased 69.1% to A$92.7 million from A$54.8 million despite only small increases in reimbursement rates from private health insurance funds during the period, as no contracts were due for renegotiation in the last six months of 2000-01. With the Company having completed its current phase of facility development, its focus was to progressively shift to a functional organisation designed to deliver regional and national synergies through operating as an integrated network rather than stand-alone facilities. This has resulted in reduced overhead charges in such areas as sales, marketing, finance and health fund negotiations with all of these functions undertaken through shared infra-structure. Labour efficiency levels improved during the 2000-01 and average length of stay decreased by 8.6% reflecting the initial benefit of standardising clinical pathways.

Diagnostic Imaging Services

Diagnostic imaging services continued to expand, with revenue reaching A$146.6 million, an increase of 19.7%, and EBIT for 2000-01 of A$10.3 million increased by 28.7% from A$8.0 million. The increase in sales revenue resulted from both prior period acquisitions and organic revenue growth, including the provision of services to a greater number of the Company’s hospital facilities. During 2000-01, revenue reflected a twelve month contribution from the Melbourne Diagnostic Imaging Group, North Coast X-Ray and businesses acquired in the previous period. The increase in EBIT before significant items reflects a 14% increase in the number of examinations completed as well as an increase in the average fee charged per examination. In addition, a site rationalisation program resulted in the same number of examinations being performed across a smaller number of sites.

Pathology Services

Pathology services revenue increased by 4.0% to A$245.7 million, reflecting organic growth. EBIT for 2000-01 of A$32.5 million increased by 29% on the prior year from A$25.2 million in 1999-00. The improvement in return reflects the improved performance of the New South Wales pathology practice following the rationalisation of laboratory facilities in New South Wales, and the commissioning of the new central laboratory in North Sydney. All businesses improved efficiency, measured in terms of episodes completed per work hour with a 17% improvement achieved in NSW in the last six months of 2000-01.

Mayne Logistics

The Australian and Pacific Logistics business reported an increase in revenue of 5.2% to A$911.8 million in 2000-01 and EBIT increased by A$10.0 million to A$55.3 million from A$45.2 million in 1999-00, reflecting improvement across both Armaguard and Logistics.

In 2000-01 lower economic growth in Australia has had a negative impact on revenue from existing customers due to both a reduced number of shipments and lower average consignment weight per shipment. Despite this, Logistics revenue increased by 2.5% to A$680.6 million in 2000-01 with increases in time critical express business, due to an increase in the average revenue received per parcel and contract logistics, due to yield improvements and an increase in the level of new business written. EBIT before significant items increased by 45.9% to A$30.4 million reflecting cost savings associated with servicing the express and contract logistics businesses through a single infrastructure and facility rationalisation. In express, improvements in pick up and delivery services and fleet consolidation which has reduced the use of external contractors for out of hours servicing, has improved efficiency whereas in the logistics business, the efficiency has been improved via site productivity improvements.

Mayne Logistics Armaguard

Armaguard’s revenue increased by 14.3% to A$231.2 million in 2000-01 from A$202.3 million in 1999-00 and EBIT increased by 2% to A$24.9 million. The increase in revenue reflects continued strong increases in demand for services as the major banks continue rationalising their branch network and customers seek alternate forms of servicing. The increase in EBIT before significant items was achieved despite competitive pressure following the entry of a new competitor into the Australian cash logistics market, adversely impacting margins in the last six months of 1999-00 and impacting the 2000-01 result for the full year. Despite these competitive pressures, the EBIT before significant items improvement was achieved from an increase in demand for services, the centralisation of the state-based administration functions to Melbourne and improvements in cash processing.

Mayne Logistics Loomis Courier

Sales revenue for the North American time critical express operations, which are Canadian-based, was A$361.3 million for 2000-01, an increase of 22.4 % from A$295.1 million in the prior year. New hubs were commissioned in both Toronto and Edmonton during 2000-01 which have increased parcel capacity. This increase in capacity has facilitated the increase in revenue but despite this, EBIT before significant items only increased marginally to A$15.1 million. This was due to additional operating costs associated with the commissioning of new hubs in Toronto and Edmonton and the associated depreciation associated with that investment.

Europe

The time critical express businesses in the UK and Ireland, comprised of Parceline and Interlink Express was divested on 20 December 2000. To the date of sale revenue was A$289.5 million, down 46% on 1999-00 and EBIT before significant items for 2000-01 of A$12.6 million was down 62% on 1999-00.

Australian GAAP compared with US GAAP

	Fiscal Year
	2001-02	2000-01	1999-00
	(A$ in millions)
Operating profit/loss attributable to shareholders

US GAAP	194.9	160.3	(145.5)

Australian GAAP	173.6	161.6	(174.1)

Shareholders’ equity

US GAAP	3,810.1	1,427.8	886.6

Australian GAAP	3,617.8	1,409.7	892.8

These differences, which are described in note 37 to the Consolidated Financial Statements, mainly resulted from:

•	the different treatment of fixed asset revaluations;

•	amortisation of intangibles;

•	the timing and recognition of expenditure;

•	superannuation liability recognition;

•	timing of recognition of income;

•	the different treatment of the employee share acquisition plan;

•	the different treatment of stock compensation;

•	the different treatment of impairment of assets;

•	the different treatment of provisions;

•	the timing of recognition of dividend liabilities;

•	the different treatment of a gain on exchange of assets for a controlling equity interest; and

•	the different treatment of derivatives

Liquidity and Capital Resources

The Company believes that its cash holdings, operating cash flow and existing credit facilities are adequate to finance all of its existing business needs over the next twelve months, including anticipated capital expenditure and debt repayments. In addition, the Company believes that its operating cash flow, together with its ability to access the capital markets, will enable it to finance its foreseeable business needs.

As shown in the following table, during the past three fiscal years, the Company has expended significant amounts on new property, plant and equipment, acquisitions and investments.

	Fiscal Year
	2001-02	2000-2001	1999-2000
	(A$ in millions)
Capital expenditure	174.9	145.1	174.3
Acquisitions	267.7	9.6	92.8
Payments for investments	5.5	2.6	10.9

Total	448.1	157.3	278.0

In 2001-02 capital expenditure, acquisitions and investments were funded through a combination of cash from operations and the issue of 361 million ordinary shares. In addition, surplus funds were used to retire debt as well as increase the cash resources of the Company. In 2000-01 capital expenditure, acquisitions and investments were largely funded through cash provided from operations A$197 million proceeds from an equity placement and the disposal of the UK express business, both of which occurred in November 2000. In 1999-00 capital expenditure, acquisitions and investments were largely funded through cash provided from operations and new borrowings. In 1998-99, the proceeds from the sale of the Company’s investment in Optus of A$1,015.5 million and A$92 million of proceeds from the securitisation of the rental cash flows of the Joondalup Health Campus enabled the Company to fund the increased expenditure on acquisitions in addition to retiring debt and making a return of capital to shareholders. The Company generated cash flows from operating activities of approximately A$85 million, A$173.5 million and A$133.5 million in 2000-01, 1999-00 and 1998-99 respectively.

Net operating cash flows in 2001-02 increased by 110.6% to A$180 million. This increase in operating cash flows was attributable to greater sales growth associated with the acquisition of Faulding businesses. Cash receipts from operations increased by 68.2% in 2001-02, whilst payments to suppliers and employees increased by 67.9%. These increases are attributable to growth in sales activity from the pharmacy services, pharmaceuticals, and consumer businesses of Faulding. Net interest payments decreased due to a decline in average net debt levels, which was partly offset by an increase in the average yield. Average net debt yield has been impacted by the investment of surplus cash, set aside to fund future investment opportunities, in highly rated short-term securities.

The Company had unused credit facilities of approximately A$1,552 million at 30 June 2002. Of this, approximately 45% (A$699.0 million) was represented by committed facilities and the balance was represented by uncommitted facilities, including commercial paper facilities in the United States and Australia.

At 30 June 2002, the Company had total long term debt of approximately A$655.1 million. Of this amount, A$5.8 million, A$2.6 million, A$620.5 million and A$26.1 million was debt scheduled to mature in 2003-04, 2004-05, 2005-06, and after 2005-06 respectively. The table below provides further information in respect of the Company’s outstanding indebtedness, earnings to fixed charges ratio and debt-to-capitalisation ratio as at the fiscal-year end for each of the past five years.

On 28 August 2002 the Board announced an on-market buy-back program of up to 75 million shares. The on-market buy-back program will commence after the documentation relating to the proposed Logistics de-merger is lodged with the ASX. Mayne has appointed UBS Warburg and JB Were to act on the Company’s behalf in respect of this buy-back program.

The Company has historically limited its net debt to not more than 40% of net debt plus shareholders’ equity. As at 30 June 2002, the gearing ratio is 5.1%.

Off Balance Sheet Arrangements

The Company leases premises and plant and equipment under operating leases. A profile of operating lease commitments is set out in Note 37 (o) in the financials. Lease terms for plant and equipment are predominantly 3 to 5 years, however longer leases are entered into for equipment with longer useful lives, such as CT scanners and MRI machines. Lease terms for property are predominantly 3 to 10 years depending on the strategic importance of the property and prevailing market conditions for such properties.

Apart from operating leases, Mayne has no off balance sheet arrangements that are not consolidated as at 30 June 2002.

Mayne Group Debt Profile

	At Fiscal Year End
	2001-02			2000-01			1999-00			1998-99			1997-98
	(In millions, except ratios)
Cash and deposits	A$	425.6		A$	581.0		A$	109.9		A$	196.2		A$	310.3
Non-finance leases	A$	576.2		A$	500.0		A$	628.9		A$	512.4		A$	392.0
Long Term Debt (1)	A$	655.1		A$	704.5		A$	773.6		A$	704.5		A$	1,194.1
Total Debt (2)	A$	660.7		A$	1016.2		A$	839.9		A$	731.0		A$	1,236.1
Net Debt (3)	A$	194.2		A$	431.4		A$	729.4		A$	534.2		A$	924.3
Ratio of earnings to fixed charges (4)		2.27	x		2.5	x		2.2	x		2.1	x		2.3	x
Debt to capitalisation (5)		15%			34%			46%			38%			48%

(1)	Debt maturing in excess of twelve months of period end (including finances leases).
(2)	Long term debt plus short term debt (including finance leases in each case).
(3)	Total debt less cash and deposits and loan receivables.
(4)
For the purpose of computing the ratio of earnings to fixed charges for any period, earnings consist of income before income taxes for such period plus fixed charges deducted in calculating net income for such period (excluding interest capitalised during the period). Fixed charges for any period consist of interest charges, including capitalised interest, and the portion of rental expenses deemed to be representative of the interest factor.

(5)	Ratio of long term debt to long term debt plus shareholders’ equity.

Contractual Obligations and Commercial Commitments

Contractual Obligations	Payments Due by Period
	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Long – Term Debt	649,737	—	623,731	26,006	—
Capital Lease Obligations	8,447	3,082	5,264	101	—
Operating Leases	576,193	110,428	206,713	40,327	218,725
Unconditional Purchase Obligations	66,143	58,625	5451	794	1,273
Total Contractual Obligations	1,300,520	172,135	841,159	67,228	219,998

Other Contractual Commitments	Total Amounts Committed	Amount of Commitment Expiration Per Period
	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Lines of Credit	510				510
Standby Letters of Credit	12,311	3,829	643		7,838
Guarantees	58,704	313	2,703	53	55,635
Other Commercial Commitments[1]	22,793	22,791	2
Total Contractual Obligations	94,318	26,933	3,349	53	63,983

1.	Includes performance bonds and import collections

ITEM 6- DIRECTORS AND SENIOR MANAGEMENT AND EMPLOYEES

A.  DIRECTORS AND SENIOR MANAGEMENT

Board of Directors

At 31 October 2002, the Directors of the Company were as follows:

Name	Position	Initially Elected or Appointed	Date Eligible for re-election
Mark Richard Rayner Peter Charles Barnett Sir Ross Buckland Stuart Bruce James Sarah Carolyn Hailes Kay Peter Edward Mason Rowan McRae Russell Prof Judith Sloan Peter John Willcox	Chairman Director Director Managing Director Director Director Director Director Director	1995 1996 2001 2002 2001 1992 2001 1995 2002	2004 2004 2004 — 2003 2002 2003 2002 2002

Details of the nature and amount of each element of the emolument of each Director for the year 2001-2002 are set out in the following table:

Name	Annual Base Salary (a)	Interest free Loan benefit (b)	Other benefits (c) $	Total remuneration $
Executive Directors
P J Smedley	1,741,818	354,530	1,924,380	3,846,038
S B James	749,999	132,950	634,123	1,517,072

	Directors’ Fees (d)
	Cash $	Shares $
Non-executive Directors
M R Rayner	180,000	45,000	21,026	246,026
P C Barnett	67,500	7,500	6,000	81,000
R Buckland	51,750	5,743	4,600	62,093
I R L Harper	24,801	1,875	395,817(e)	422,493
S C H Kay	50,906	5,682	4,525	61,113
P E Mason	—	75,000	6,000	81,000
R McR Russell	57,228	6,250	5,087	68,565
J Sloan	60,000	15,000	6,000	81,000

(a)	The executive Directors did not receive any fees for their services as a Director.

(b)
The benefit of interest free loans was provided to finance an issue of 2,000,000 shares to Mr Smedley and 750,000 shares to Mr James, on 23 June 2000 at market price, as approved by shareholders at the 2000 Annual General Meeting. All dividends payable on these shares, after tax, are applied to loan repayment.

(c)
The executive Directors’ other benefits include payment of the 2000/2001 bonus relating to performance in that year, fringe benefits tax “FBT” and company contributions to superannuation. The executive Directors did not qualify for a bonus for 2001/2002.

The non-executive Directors’ other benefits include FBT and company contributions to superannuation.

(d)	The non-executive Directors’ remuneration is inclusive of fees in connection with attending Board and Board committee meetings.

(e)	This includes a retirement payment of $390,184.

RMcR Russell was appointed as a Director on 28 August 2001. Sir Ross Buckland and SCH Kay were appointed as Directors on 25 September 2001 and 28 September 2002 respectively. IRL Harper announced his retirement from the Board at the Annual General Meeting on 13 November 2001. SB James was appointed as a Director on 29 January 2002. PJ Smedley, the former Managing Director of the Company, retired from the Board on 28 August 2002. Mr PJ Willcox was appointed as Director on 1 October 2002.

Pursuant to Mayne’s constitution, and subject to the provisions of the Corporations Act 2001, a Director may from time to time, by notice in writing to the Company, appoint any person approved by the majority of the other Directors to act as an Alternate Director in the Director’s place for such period as the Director decides. At 31 October 2002 there were no Alternate Directors.

Details of each Director’s qualifications, experience and special responsibilities are as follows:

Mr Mark Rayner

BSc (Hons), Chem Eng, FTSE, FAusIMM, FIEA, FAICD

Chairman

Joined the Board in 1995 and appointed Chairman in April 1997. Member of the Board’s Audit and Compliance Committee and its Compensation and Nomination Committee. Chairman of Pasminco Ltd (in voluntary administration), a Director of Boral Ltd and Director-elect of Alumina Ltd. Also Vice President of Australia Japan Business Cooperation Committee, Vice President of Academy of Technological Sciences and Engineering, and Chairman, Advisory Board of Andrology Australia. Former Chief Executive of Comalco Ltd, Executive Director of CRA Ltd and Chairman of National Australia Bank Ltd. Age 64.

Mr Peter Barnett

FCPA

Joined the Board in 1996. Chairman of the Board’s Audit and Compliance Committee and a member of its Compensation and Nomination Committee. Director of AMCIL and Santos Ltd, and Director and

shareholder of Opis Capital Ltd. Member of the ABN AMRO Australasian Advisory Council and a member of the Victoria Racing Club Committee. Former Chief Executive Officer of EZ Industries Ltd and Managing Director of Pasminco Ltd (1988-1995). Age 62.

Sir Ross Buckland

FCPA, FCIS

Joined the Board in 2001. Director of Allied Domecq Plc, Goodman Fielder Ltd and Clayton Utz. Former Chief Executive of Uniq Plc (formerly Unigate Plc) London (1990-2001) and Kellogg Cereal Company (1973-1990). Also held Chief Executive positions in Australia/New Zealand, Canada and Europe. Former President of the United Kingdom’s Food and Drink Federation and the Institute of Grocery Distribution, Vice President of CIAA (the European food and drink Federation), Member of the UK Medical Research Foundation and President’s Committee of the Confederation of British Industry. Age 59.

Mr Stuart James

BA (Hons)

Group Managing Director and Chief Executive Officer

Joined Mayne as Chief Operating Officer in July 2000. Joined the Board in January 2002 [management contract with Company for his new position will need to be disclosed if his compensation is disclosed on an individual basis in Australia] as an executive Director and became Group Managing Director and Chief Executive Officer in August 2002. Director of The Smith Family. Previously Managing Director, Australian Financial Services, Colonial, following 25 years with Shell Australia and Shell International. Age 53.

Ms Carolyn Kay

BA, LLB, MAICD

Joined the Board in 2001. Director of Ansell Ltd, Treasury Corporation of Victoria, Deputy Chair Victorian Funds Management Corporation and National Gallery of Victoria Art Foundation and Advisor of Morgan Stanley. Former Executive Director of Morgan Stanley (in London and Melbourne) and Director of Colonial State Bank. Age 41.

Mr Peter Mason AM

BCom (Hons), MBA

Joined the Board in 1992. Member of the Board’s Audit and Compliance Committee. Chairman of JP Morgan. Also a Member of the Council of the University of New South Wales, Director of the University of New South Wales Foundation, member of the Federal Government’s Higher Education Review Reference Group and Governor of the Taronga Foundation. Age 56.

Mr Rowan Russell

BA, LLB (Hons)

Joined the Board in 2001. Partner of Mallesons Stephen Jaques. A Professional Associate of the Monash University Law School. Age 47.

Professor Judith Sloan

BA (Hons), MA (Melb), MSc (Lon)

Joined the Board in 1995. Represents the Board on the Trustee Board of the Mayne Group Superannuation Fund Pty Ltd. Also Director of Santos Ltd and Australian Broadcasting Corporation and Chairman of SGIC Holdings Ltd. Commissioner of the Productivity Commission (part-time). Former Professor of Labour Studies, Flinders University, South Australia. Age 47.

Peter Willcox BA (Hons), MA (Cambridge)

Deputy Chairman, Chairman-elect

Joined the Board in October 2002 as Deputy Chairman with the intention of becoming Chairman on 1 January 2003. Deputy Chairman of Energy Developments Ltd and Director of AMP Ltd. Previously Director and Deputy Chairman of Lend Lease Corporation. Also former Director of MLC Ltd, FH Faulding & Co. Ltd, James Hardie Industries Ltd, Schroders Holdings Australia Ltd, BHP Ltd, North Ltd, Woodside Petroleum Ltd, Tejas Gas Corporation (USA) and Hamilton Oil Corporation (USA). Former Chief Executive Officer of BHP Petroleum. Age 57.

Senior Management

The Senior Managers of the Company as at 31 October 2002 are as follows:

Name	Position	Initially Appointed	Joined Company
Stuart Bruce James	Group Managing Director and Chief Executive Officer	2002	2000
Robert John Cooke	Group General Manager, Hospitals	2002	2000
David Benjamin Cranwell	Group General Manager, Logistics	2002	1995
Peter John Fleming	Chief Information Officer	2002	2002
Peter Lindsay Jenkins	Chief Financial Officer	2000	2000
Jeannette Louise McLoughlin	Group General Manager, Public Affairs	2000	2000
Jeffrey Wayne Pearce	Group General Manager, Personnel	2000	2000
John William Priestley	Group General Manager, Corporate Services	2000	1989
Alan Morton Reid	Group General Manager, Pharmaceuticals	2001	2001
Stephen Patrick Roche	Group General Manager, Health	2002	2001

Details of each Senior Managers’ (other than SB James) qualifications, experience and special responsibilities are as follows:

Robert Cooke

DipBus, BHA

Robert joined Mayne in 2000 following earlier roles with the company from 1991 to 1998. He is responsible for Mayne’s Australian hospital network and its investments in hospitals in Indonesia and the Fiji Islands. Robert has more than 25 years experience in hospital management, including the CEO role at a number of hospitals both within and outside the Mayne network. Age 46.

David Cranwell

MBA, MNautSc

David joined Mayne in 1995 and is responsible for the Group’s logistics businesses internationally. He previously held senior management positions with TNT and CS First Boston and is a qualified Master Mariner. Age 45.

Peter Fleming

BBM, G Dip Comp

Peter joined Mayne in 2002. He is responsible for information technology initiatives across the group, including the evaluation of emerging technologies to support Mayne’s businesses internationally. Previously Chief Information Officer at Vodafone Australia and Colonial, Peter has also held senior IT roles with Coles Myer. Age 43.

Peter Jenkins

BCom, ACA (NZ)

Peter joined Mayne in 2000 and is responsible for all aspects of Mayne’s financial management and reporting. He previously held senior planning, business integration and finance positions at Colonial – including Chief Financial Officer of Colonial Australian Financial Services – and senior planning, finance and marketing positions at Shell Australia. Age 50.

Jeannette McLoughlin

BA

Jeannette joined Mayne in 2000 and is responsible for group-wide management of corporate communications and public affairs issues. Jeannette previously held senior public affairs roles with Colonial and ANZ. She has also lectured in public relations at Deakin University. Age 42.

Jeff Pearce

BCom

Jeff joined Mayne in 2000 and is responsible for the personnel function across the group. Jeff was previously Group General Manager Personnel at Colonial, following a 30-year career with Trans Australia Airlines where he held senior positions in personnel and airline operations. Age 59.

John Priestley

BEc, LLB

John joined Mayne in 1989 and was appointed Company Secretary in April 2000. Previously a solicitor with Minter Ellison, John is responsible for group secretariat, legal, compliance and insurance functions. Age 44.

Alan Reid

BA (Hons)

Alan joined Mayne in 2001. He is responsible for the oral and injectable pharmaceuticals businesses and the consumer products business unit. Alan was previously Senior Vice President—Asia Pacific for Basell International, a BASF/Royal Dutch Shell Group joint venture. Through previous assignments with Shell International, he has multi-discipline international experience in the energy, resources, polymers and chemical industries. Age 56.

Stephen Roche

BBus

Stephen joined Mayne in 2001. He is responsible for the group’s health services division, which includes pathology and diagnostic imaging services, medical centres and retail and logistics services for community pharmacy. Stephen previously held a number of senior positions at Faulding and was appointed Chief Operating Officer of its health care services business in 1999. Age 40.

B. COMPENSATION

The aggregate income received or due and receivable by Directors and Senior Management for the year ended 30 June 2002 was approximately A$6,733,757. This amount covers 18 people worldwide.

Non-executive Directors

The Company’s Constitution provides that the Board shall determine the total remuneration paid to Directors for their services as Directors in respect of each year and its distribution amongst them, provided that such total amount shall not exceed the maximum amount approved from time to time by shareholders in a general meeting.

The Board periodically obtains external independent advice as to the appropriate remuneration levels to remain competitive with the market, having regard to companies of comparable size and complexity to Mayne.

The Board also believes it is important for non-executive Directors to have share ownership in the Company to better align their interests with those of shareholders. To achieve this, the establishment of a non-executive Directors’ Share Plan (‘the Plan’) was approved by shareholders at the Annual General Meeting held in November 2000. The Plan requires all existing and future non-executive Directors to apply a minimum of 10 per cent of their annual Directors’ fees in acquiring ordinary shares in the Company at the market price at the time of acquisition. Non-executive Directors may elect to take more than the mandatory 10 per cent in the form of shares in the Company.

Senior Management

The Company’s remuneration policy is to relate total remuneration to the nature and level of responsibility and performance of senior executives, whilst recognising that market competitive remuneration rates are required to attract and retain quality employees.

To assist in the determination of appropriate remuneration, the Company obtains input from external specialist remuneration advisers and participates in comprehensive external executive reward surveys.

In consideration of the need to relate reward to performance, a market comparable part of total reward for senior executives is ‘at risk’ as a performance based bonus, i.e. dependent on the achievement of Board approved financial targets and strategic/business plan objectives. Details of bonus payments are set out below.

Details of the nature and amount of emolument for the five highest remunerated officers during the year are:

Name Mayne Group Officers	Annual base salary $	Performance based bonus (a) $	Other benefits (b) $	Options granted this year over ordinary shares		Total remuneration $
				Number	Remuneration Value (c) $
P L Jenkins	444,662	226,072	120,754	100,000	326,400	1,117,888
A M Reid	465,435	—	3,816	200,000 100,000	424,000 118,000	1,011,251
S Roche	207,440	—	93,630	200,000	462,000	763,070
P M Hourihan	335,169	244,511	128,970	—	—	708,650
R Cooke	310,960	129,232	93,510	100,000	112,000	645,702

(a)	Comprises contract bonus payments in respect of FY 2000/2001, based on performance in that year.

(b)	Comprises other remuneration benefits such as company contributions to superannuation and the package value of motor vehicle benefits inclusive of FBT.

(c)	The exercise price is the last sale price of Mayne Group ordinary shares on the business day immediately preceding the date of issue and the Black-Scholes method has been used for valuation.

Only the Directors and the “top 5” senior management income figures are required to be disclosed under the Corporations Act 2001.

Group Executives are entitled to participate in a short term incentive scheme where a bonus as a percentage of fixed annual remuneration may be awarded for the achievement of agreed target objectives related to the Group business plan. Target performance criteria are agreed at the commencement of each measured period and are used as the basis for determining the payment related to the period.

As at 30 June 2002, the Company participated in superannuation plans applicable to all of the Company’s employees generally, which include benefits to Directors and Officers or their dependants on retirement, resignation, disablement or death. The Company makes contributions as specified in the rules of the respective funds, but no amounts can be attributed to individuals other than voluntary “salary sacrifice” contributions and, in some cases, contributions made in accordance with minimum statutory requirements.

The Company has established a separate plan for non-executive Directors which provides benefits upon retirement. The aggregate amount set aside or accrued with respect to this plan during 2001-2002 was A$230,000.

Each of the non-executive Directors of the Company has entered into a service agreement after two years of service as a Director with the Company pursuant to which a retiring allowance in excess of that permitted by the Corporations Act 2001 as authorised by shareholders at the Annual General Meetings of the Company held on 8 November 1988 and 8 November 1994 (and amended with shareholder approval on 14 November 2000) is paid to the non-executive Director on retirement from office. The full extent of the liabilities of the Company under these arrangements is being provided for in the Financial Statements over the period to the planned dates of retirement. At 30 June 2002, the maximum amount to be provided in future periods was A$1,322,000.

For full details of Directors and Senior Managers option and shareholdings see Item 7 “Share Ownership” below.

C. BOARD PRACTICES

Role of the Board

The Board is the governing body of Mayne Group Limited and its primary role is the protection and enhancement of shareholder value. The Board represents and serves the interests of shareholders by overseeing and appraising the strategies, policies and performance of the company.

Board composition

The names and qualifications of the current Directors of the company are set out above. Rowan Russell was appointed as a Director on 28 August 2001. Sir Ross Buckland and Carolyn Kay were appointed as Directors on 25 September 2001 and 28 September 2001, respectively. Ian Harper announced his retirement from the Board at the Annual General Meeting in November 2001. Stuart James was appointed as a Director on 29 January 2002. Peter Smedley retired from the Board on 28 August 2002.

Peter Willcox has accepted an invitation to join the Board as Deputy Chairman effective 1 October 2002 and will assume the role of Chairman upon the retirement of Mark Rayner from the Board on 31 December 2002.

During the year a majority of the Directors were independent, non-executive Directors. ‘Independent’ means the Director is generally free of any interest and any business or other relationship which could, or could be perceived to, materially interfere with the Director’s ability to act in the best interests of the company.

The composition of the Board is reviewed by the Compensation and Nomination Committee to ensure that the Board has the appropriate mix of expertise and experience. Whilst it is the Board’s role to define the desired qualifications and attributes for any new Board candidate, the Board seeks the advice of the Compensation and Nomination Committee which also puts forward appropriate candidates, generally with input from independent consultants

Board meetings and contacts with executives

The full Board currently holds 11 scheduled meetings each year, plus meetings at such other times as may be necessary to address any significant matters that may arise, such as major investment decisions. Sixteen Board Meetings were held during the year. Senior executives regularly attend Board and Board Committee meetings to make presentations, and Directors also undertake visits to operational sites from time to time.

Performance review of Board

The Board periodically conducts a review of its processes to ensure that it is able to carry out its functions in the most effective manner. This involves each Director assessing and commenting on the Board’s performance against its major accountabilities.

Board Committees

To assis t in the execution of its responsibilities, the Board has established a number of Board Committees including an Audit and Compliance Committee, Compensation and Nomination Committee, Share Issue Committee and a Standing Committee for Urgent Matters. Towards the end of the year, an Occupational Health, Safety and Environment Committee was also established by the Board. These committees have written terms of reference which are reviewed on a regular basis.

Audit and Compliance Committee

This Committee is responsible for providing a link between the external auditors of Mayne and the Board. It reviews financial statements for accuracy, to ensure they reflect a true and fair view, and for adherence to accounting standards and policies. The Committee reviews accounting policies adopted or any changes made or contemplated, and is also responsible for reviewing the plans, results and effectiveness of the external and internal audit programs. In addition it is the Committee’s role to approve the scope of the audit and recommend the external auditors’ fees for Board approval. It also ensures that procedures are in place to verify the existence and effectiveness of accounting and financial systems and other systems of internal control and business risk management.

Another role of this Committee is to review procedures and policies the company has in place to ensure compliance with laws and regulations including in areas such as trade practices, health legislation, discrimination and equal opportunity.

A majority of members of the Committee (including the Chair) are independent non-executive Directors and the Committee met five times during the year. The members during the year were Messrs PC Barnett (Chair), MR Rayner, PE Mason and PJ Smedley (ex-officio).

The external audit firm partner usually attends meetings by invitation, together with relevant senior executives. The external auditors (KPMG) were appointed on 31 October 1972. The Lead External Audit Engagement Partner was last rotated in 2000.

Compensation and Nomination Committee

This Committee’s purpose is to monitor, review and make recommendations to the Board, as necessary, regarding:

•	the remuneration arrangements for the Group Managing Director and Chief Executive Officer and other senior executives;

•	the remuneration policies and personnel practices and strategies of the company generally;

•	company option / share schemes;

•	the remuneration arrangements for non-executive members of the Board;

•	the size and composition of the Board, criteria for Board membership and the membership of the Board, and to propose candidates for consideration by the Board.

A majority of members of the Committee (including the Chair) are independent non-executive Directors and the Committee met six times during the year. The members of the Committee during the year were Mr IRL Harper (Chair until retirement in November 2001), Sir Ross Buckland (Chair) and Messrs MR Rayner, PC Barnett and PJ Smedley (ex-officio).

Share Issue Committee and Standing Committee for Urgent Matters

All Directors are members of these Committees, although it is not expected all will attend each meeting.

The Share Issue Committee has delegated power to issue shares pursuant to the Dividend Reinvestment Plan, under employee share and option schemes and in other circumstances approved by the Board. Two Directors, including at least one non-executive Director, can form a quorum.

The Standing Committee for Urgent Matters deals with urgent matters that require a quick response and have previously been approved in principle by the Board. Three Directors, including the Group Managing Director and at least two non-executive Directors, can form a quorum.

Occupational Health, Safety and Environment (OHSE) Committee

This Committee’s purpose is to review and report to the Board as appropriate on all significant OHSE policies; monitor and report to the Board on the adequacy and effectiveness of the management and compliance systems to manage OHSE risks and issues across the group; receive reports from management regarding compliance with the OHSE Management System; ensure adequate internal and external audit review of the OHSE Management System and major risks is undertaken; and report to the Board on any significant OHSE matters.

All members of the Committee are independent non-executive Directors and the Committee held its first meeting early in the 2002/2003 year. The members of the Committee are Mr RMcR Russell (Chair) Sir Ross Buckland and Ms SCH Kay.

Director remuneration and other terms and conditions of appointment

The company’s Constitution provides that the Board shall determine the total remuneration paid to Directors for their services as Directors for each financial year and its distribution amongst them, provided that the total amount does not exceed the maximum approved from time to time by shareholders in general meeting.

Total remuneration for all non-executive Directors, last voted upon by shareholders at the 2001 Annual General Meeting, is not to exceed A$1,000,000 per annum in aggregate.

The total remuneration paid (excluding retirement payments) to all of the non-executive Directors for their services as Directors during 2001/2002 in aggregate was A$706,581. Further details of Director emoluments, and of the Board’s policy and practice with respect to Director remuneration, are set out in Item 6A above.

After completing two years of service, each Director is invited to enter into a service agreement on terms previously approved by shareholders. Under this agreement the company provides a retiring allowance equivalent to the last three years of the Director’s fees, plus 5 per cent of that amount for each additional year of service beyond three years. Any superannuation benefits from compulsory company contributions are deducted from this allowance.

All Directors, except the Group Managing Director, must retire by rotation every three years, although each may stand for re-election. In addition, a maximum 15-year service period for newly appointed Directors was introduced in November 1995, and Directors are advised of this at the time of appointment. Under the company’s mandatory retirement rules, a Director must retire at the end of the Annual General Meeting following their 70th birthday.

Under its Constitution, the company indemnifies its Directors, to the extent permitted by law, against any liability incurred to a person other than Mayne Group Limited or its related bodies corporate, unless the liability arises out of conduct by the Director involving a lack of good faith. The indemnity also extends to cover costs and expenses incurred by the Director in connection with legal proceedings. The company has entered into formal deeds confirming this indemnity in favour of each of its Directors.

In addition, the company has entered into deeds in favour of each of its Directors granting rights of access to and use of Board papers, minutes of meetings and other related documents in connection with proceedings in which the Director may be involved. In general terms, the rights of access and use expire seven years after they cease to be a Director. Under the deeds, the company also assumes obligations to arrange Directors’ and Officers’ liability insurance on behalf of the Directors, generally until the end of seven years after ceasing to be a Director. These deeds have been entered into under the company’s Constitution approved by shareholders.

The policy and practice of the Board is that Directors must comply with the requirements of the Corporations Act regarding disclosure of any office, property or other interests held by a Director which could create a potential conflict of interest. This position is also entrenched in the company’s Constitution.

Independent professional advice

Any Director, with the approval of the Chairman, can seek independent professional advice at the company’s expense. If the Chairman refuses approval, the Director may consult with the full Board or, in the case of an executive Director, with the non-executive Directors.

Board review of management performance and remuneration

Strategic plans and business plans are prepared each financial year for Board review and approval. The business plans are monitored regularly by the Board against actual performance. The Board reviews annually the individual performance and remuneration arrangements of the Group Managing Director and senior executives. The Compensation and Nomination Committee assists in this process. Details of the remuneration packages of the five officers receiving the highest emoluments during the year are set out in Item 6.

Ethics

An important goal of the company is to develop and maintain a strong culture built on the expectation that all Directors, managers and employees will act with integrity and honesty at all times. The company has policies across a range of areas including, for example, occupational health and safety, workplace discrimination and harassment and appropriate use of internet and email.

Mayne Health’s Charter of Care articulates Mayne’s commitment to strive for superior clinical outcomes within a framework of efficient and ethical management and practice. Further, Mayne Health was a founding signatory to the national Code of Conduct for companies that provide management and administrative services in medical centres. The voluntary Code affirms the importance that Mayne places on quality medical care, delivered within working and clinical environments that support the maintenance of relevant ethical standards and professional excellence in the delivery of primary health care services to the people of Australia.

Share trading policy for Directors and employees and continuous disclosure policy and processes

Mayne has an established policy in relation to trading in Mayne securities by Directors and employees of Mayne. The policy reflects the insider trading provisions of the Corporations Act and, broadly speaking, seeks to limit trading of Mayne securities by Directors and employees to three one month windows during the year coinciding with the release of Mayne’s half-year results, annual results and the holding of Mayne’s Annual General Meeting.

Mayne has policies in place to ensure it meets its continuous disclosure obligations, including a media relations policy that clearly outlines individuals who are authorised to make statements to the media and the process for authorising media releases. Mayne has an established practise of posting media releases and other major announcements, such as half-year and full year results, on its internet site promptly following releases to the Australian Stock Exchange. There are also procedures relating to the release of price-sensitive information, which require confirmation of market release from the ASX prior to release of information to any other parties. In addition, there are standing agenda items for Board and internal management meetings to consider whether any matters require disclosure.

Internal control and management of significant business risk

Financial reporting and investment appraisal

The results of each business are reported against budget and monitored by the Board and management. There are guidelines for capital expenditure, which include specified levels of delegated authority and require Board approval for significant expenditure proposals.

Risk management

The identification and proper management of risk within the company is an important priority for the Board and management. Each business is individually responsible, and financially accountable, for ensuring it has appropriate systems in place for the protection of its people and assets. In addition, the company maintains a global insurance program.

The company is also exposed to changes in interest rates and foreign exchange rates. The company’s policy is to use derivative financial instruments solely to hedge these risks. It does not enter, hold or issue derivative financial instruments for trading purposes.

Internal audit and compliance

The company’s internal audit function is resourced by a combination of internal and external personnel. Internal personnel ensure that service delivery is aligned to changing business needs whilst external resources (PricewaterhouseCoopers) bring robust and proven methodologies and audit techniques. The audit program uses a business risk-based approach that is aligned to group business objectives. Its focus is on controls assurance: maintaining adequate controls over key processes and strategic initiatives being pursued by the business.

A Group Compliance Program was implemented in the first half of the year to monitor the company’s compliance with its legal and statutory obligations. The principal objectives of the Compliance Program are to ensure there is a clear understanding across the group of all relevant obligations, to monitor compliance and, where issues are identified, to take prompt action to ensure compliance.

Communications with shareholders

The Board aims to ensure that shareholders are informed of all major developments affecting Mayne’s state of affairs. Information is communicated to shareholders through the Financial Report and Annual Review, half-year and full year results announcements, formal disclosures to the Australian Stock Exchange, the company’s internet site and the Annual General Meeting. The Annual General Meeting also provides an important opportunity for shareholders to express views and respond to Board proposals.

D. EMPLOYEES

At 30 June 2002, Mayne employed or engaged approximately 36,500 employees on a full-time equivalent basis. Of these, approximately 5,400 were outside Australia, covering 2,800 in Canada, 400 in the USA, 300 in Europe and 1,900 in Asia. These employees were employed in the following business units: Pharmaceuticals, Consumer Health Products, Medical Centres, Hospitals, Pathology, Pharmacy Services, Diagnostic Imaging, Logistics and Corporate.

The average number of temporary employees employed by Mayne in 2001-02 was not significant, however the number of casuals employed was approximately 2,200 people or a full-time equivalent of approximately 900 people. Casual employees are “hourly hire” employees who have no tenure of employment.

Since 2000-01 the number of Mayne employees has increased by approximately 12% due to the acquisition of F H Faulding & Co Limited.

Wages in Australia for employees other than those engaged in managerial or staff positions have historically been determined centrally, underpinned by the existence of Federal and State conciliation and arbitration tribunals and legal minimum wage rates.

Over the past decade the emphasis has been on enterprise bargaining agreements (EBA’s) where wages and rates, working arrangements and conditions are negotiated to suit the business enterprise. The aim of the agreement is to introduce improved performance, greater workforce participation and job satisfaction. Where appropriate, access is still available through the tribunals for assistance and direction in resolving negotiation difficulties.

The unions are recognised as formal representatives of employees and enterprise negotiations are conducted with unions acting on behalf of employees. Mayne enjoys a positive relationship with the unions, in an environment where the roles of the union have formal standing.

Approximately, 30-40% of Mayne employees belong to a variety of unions including, amongst others, the Transport Workers Union, National Workers Union, Nurses Federation, Non-nursing Hospital Employees Union and Professional Paramedical Associations.

In Canada, the Mayne employees are principally represented by either the International Brotherhood of Teamsters or the Canadian Auto Workers Union. Wages for unionised employees are established under collective agreements, and it should be noted that the process for agreement negotiations is similar in Canada and Australia.

In both Australia and Canada, agreements are usually effective for periods of up to 3 years.

In the USA and Europe the employees are substantially professional and are not represented by employee organisations.

E. SHARE OWNERSHIP

Shareholding of Directors and Executive Officers as at 31 October 2002

		Ordinary Shares
(1) Director/Senior Manager	Options	Held Beneficially	Held Non-Beneficially
MR Rayner	—	40,707	—
PC Barnett	—	11,879	—
R Buckland	—	21,073	—
SB James	—	750,000	—
SCH Kay	—	1,064	—
PE Mason	—	74,220	—
RMcR Russell	—	7,309	—
J Sloan	—	14,448	—
PJ Willcox	—	5,000	—
RJ Cooke	200,000	133	—
DB Cranwell	120,000	30,133	—
PJ Fleming	150,000	—	—
PL Jenkins	400,000	1,033	—
JL McLoughlin	120,000	—	—
JW Pearce	200,000	133	—
JW Priestley	120,000	1,172	—
AM Reid	300,000	5,000	—
SP Roche	200,000	764	—

Option Holder Details

Name	Number Options	Exercise Price A$ (1)	Expiry Date
RJ Cooke	100,000 100,000	3.71 3.97	31-May-05 27-Feb-07
DB Cranwell	40,000 40,000 40,000	3.36 5.24 5.72	02-May-05 27-Feb-04 02-Feb-03
PJ Fleming	150,000	3.86	12-Mar-07
PL Jenkins	250,000 50,000 100,000	3.76 5.30 6.45	19-May-05 14-Nov-05 30-Apr-06
JL McLoughlin	60,000 60,000	4.12 6.45	10-Jul-05 30-Apr-06
JW Pearce	200,000	3.78	13-Jun-05
JW Priestley	40,000 40,000 40,000	5.70 5.24 3.37	2-Feb-03 27-Feb-04 5-Feb-05
AM Reid	200,000 100,000	7.01 4.07	20-Sep-06 25-Apr-07
SP Roche	200,000	7.45	25-Aug-06

(1)	All options are over ordinary shares of the Company and were awarded at no cost to the relevant officer.

OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

Executive Share Option Scheme

The Company has an Executive Share Option Scheme, which was approved by shareholders on 8 November 1988. A brief summary of the Scheme is as follows:

(a)	The options are granted at no cost to the executive.

(b)
The price per share payable on the exercise of an option shall be the greater of the last sale price of the shares recorded on the Australian Stock Exchange Limited on the business day immediately preceding the Date of the Grant of the option and the nominal amount thereof after any adjustment appropriate following any pro rata issue of additional shares. As at June 2002, the rules of the plan were amended and the price per share payable is the average sale price of the company’s shares on the Australian Stock Exchange on the five business days immediately preceding the Date of Grant of the Option after any adjustment appropriate following any pro rata issue of additional shares.

(c)
The option may be exercised at any time in the period from the fourth anniversary of the Date of the Grant of the Option (or such earlier date as the Directors may, in their absolute discretion determine)

to 58 months from the date of grant (or, in respect of an option granted after 1 July 1999, such longer period, not exceeding 10 years from the date of the grant, as the Directors may decide), except in the case of the special conditions which apply if an executive by reason of death, injury, disability, redundancy, retirement or other prescribed circumstances, leaves the employment of the Company or if there is a takeover, reconstructions or winding up of the Company. Options that are not exercised at the end of the 58 months from the Date of Grant will lapse.

(d)
In general, if the option holder ceases employment for any reason other than death, retirement, injury, disability, redundancy or certain other prescribed circumstances, the option will lapse at the date of ceasing employment.

(e)
No further options shall be granted if the result would be that the aggregate number of shares over which subsisting options have been granted under the Scheme exceeds 5% of the aggregate number of fully paid shares then on issue.

(f)
Consistent with securities laws in Canada, a further special rule for Canadian executives applies whereby Canadian executives who participate in the Scheme are deemed to have agreed, upon exercise of an option, not to transfer or trade any shares so acquired, except through the facilities of a stock exchange located outside Canada.

The offering by the Company of its ordinary shares in Cable & Wireless Optus (“Optus”) entailed the issue of entitlements to subscribe for Optus shares to Mayne shareholders and the return of capital to shareholders of A$1.00 per share in January 1999. To compensate option holders for these changes, which substantially affected the Mayne share price after the Optus float, options outstanding were repriced as approved by shareholders at an extraordinary general meeting on 18 December 1998. The exercise prices of all executive options then current were reduced by amounts of between A$1.00 and A$2.28 to reflect the effect on the Mayne share price of the entitlement offer to Mayne shareholders to apply for Optus shares, and the capital reduction of A$1.00. The average revised prices are indicated in brackets after the original exercise prices in the following paragraphs which set out details of existing options. Only two current option series are affected by this adjustment.

On 8 April 1997, the Company granted further options over 2,112,000 unissued shares to 260 executives of the Company and its subsidiaries at an exercise price of A$7.66 (A$5.88) per share.

On 3 April 1998, the Company granted further options over 2,823,000 unissued shares to 268 executives of the Company and its subsidiaries at an exercise price of A$7.87 (A$6.16) per share.

On 28 April 1999, the Company granted further options over 2,371,000 unissued shares to 246 executives of the Company and its subsidiaries at an exercise price of A$5.24 per share.

On 6 October 1999, the Company granted further options over 280,000 unissued shares to 6 executives of the Company and its subsidiaries at an exercise price of A$4.50 per share.

On 6 April 2000, the Company granted further options over 2,067,000 unissued shares to 210 executives of the Company and its subsidiaries at an exercise price of A$3.366 per share.

On 20 July 2000, the Company granted a further option over 250,000 unissued shares to an executive of the Company at an exercise price of A$3.76 per share.

On 1 August 2000, the Company granted further options over 155,000 unissued shares to 2 executives of the Company at an exercise price of A$3.71 per share.

On 14 August 2000, the Company granted a further option over 200,000 unissued shares to an executive of the Company at an exercise price of A$3.78 per share.

On 1 September 2000, the Company granted a further option over 100,000 unissued shares to an executive of the Company at an exercise price of A$3.98 per share.

On 11 September 2000, the Company granted a further option over 60,000 unissued shares to an executive of the Company at an exercise price of A$4.12 per share.

On 1 October 2000, the Company granted a further option over 30,000 unissued shares to an executive of the Company at an exercise price of A$4.14 per share.

On 9 October 2000, the Company granted a further option over 100,000 unissued shares to an executive of the Company at an exercise price of A$4.25 per share.

On 16 October 2000, the Company granted a further option over 330,000 unissued shares to 3 executives of the Company at an exercise price of A$4.48 per share.

On 15 January 2001, the Company granted a further option over 50,000 unissued shares to an executive of the Company at an exercise price of A$5.30 per share.

On 23 April 2001, the Company granted a further option over 90,000 unissued shares to an executive of the Company at an exercise price of A$6.23 per share.

On 1 July 2001, the Company granted a further option over 160,000 unissued shares to 2 executives of the Company at an exercise price of A$6.45 per share.

On 28 August 2001, the Company granted a further option over 75,000 unissued shares to an executive of the Company at an exercise price of A$6.27 per share

On 26 October 2001, the Company granted a further option over 200,000 unissued shares to an executive of the Company at an exercise price of A$7.45 per share

On 1 November 2001, the Company granted a further option over 120,000 unissued shares to 2 executives of the Company at an exercise price of A$7.45 per share

On 19 November 2001, the Company granted a further option over 100,000 unissued shares to an executive of the Company at an exercise price of A$7.11 per share

On 21 November 2001, the Company granted a further option over 200,000 unissued shares to an executive of the Company at an exercise price of A$7.01 per share

On 1 December 2001, the Company granted a further option over 100,000 unissued shares to an executive of the Company at an exercise price of A$7.229 per share

On 1 January 2002, the Company granted a further option over 200,000 unissued shares to an executive of the Company at an exercise price of A$6.88 per share

On 1 April 2002, the Company granted a further option over 40,000 unissued shares to an executive of the Company at an exercise price of A$5.16 per share

On 10 April 2002, the Company granted a further option over 50,000 unissued shares to an executive of the Company at an exercise price of A$5.07 per share

On 15 April 2002, the Company granted a further option over 50,000 unissued shares to an executive of the Company at an exercise price of A$5.09 per share

On 28 April 2002, the Company granted a further option over 100,000 unissued shares to an executive of the Company at an exercise price of A$3.97 per share

On 13 May 2002, the Company granted a further option over 150,000 unissued shares to an executive of the Company at an exercise price of A$3.86 per share

On 30 May 2002, the Company granted a further option over 240,000 unissued shares to an executive of the Company at an exercise price of A$3.98 per share

On 26 June 2002, the Company granted a further option over 100,000 unissued shares to an executive of the Company at an exercise price of A$4.07 per share

On 1 July 2002, the Company granted a further option over 74,000 unissued shares to an executive of the Company at an exercise price of A$4.14 per share

On 1 October 2002, the Company granted a further option over 60,000 unissued shares to an executive of the Company at an exercise price of A$3.51 per share

During 2001-02, options to subscribe for 604,000 fully paid ordinary shares lapsed.

At 31 October 2002, an aggregate of 6,152,000 unissued ordinary shares were under option to executives.

The Mayne Employee Share Acquisition Plan

At the Annual General Meeting on 17 November 1998, the shareholders approved the establishment of the Mayne Employee Share Acquisition Plan (“ESAP”), a brief summary of which is as follows:

a)	The company has advanced funds to the Mayne Employee Share Acquisition Plan Trust to enable the trust to acquire shares in the company.

b)	The company has established a wholly owned subsidiary to act as Trustee and Plan Manager of the ESAP.

c)
Eligible employees who have served for a period decided from time to time by the Plan Manager are invited to purchase shares from the Plan Manager. The purchase price will be at a discount to the market price of the shares on the day of purchase.

d)
The purchase price is repayable from dividends payable on the shares, from any proceeds of a sale of bonus shares or rights or a return of capital, from any sale of the shares under a takeover or compulsory acquisition, from the net proceeds of a sale consequent to the cessation of employment or death of the employee or from a voluntary payment by the employee.

e)	No interest is payable on the unpaid purchase price.

f)	Except in the case of cessation of employment, an employee cannot dispose of an interest in the shares until three years from the date of purchase.

g)
When the purchase price has been fully paid and the restrictions on disposal have ceased, the employee may require the Plan Manager to transfer the shares into the employee’s name or to sell the shares and to account to the employee for the proceeds.

h)
If an employee ceases to be employed before the purchase price has been paid in full, the shares must be sold by the Plan Manager unless, in specified periods, the employee or his or her executors voluntarily pay the balance of the purchase price to the Plan Manager. If the balance is paid, the shares will be transferred to the employee or his or her executors.

i)
If the Plan Manager sells the shares, the proceeds must be applied in or towards paying the outstanding purchase price but the employee will have no obligation to pay the balance of the price if the proceeds are insufficient. If there is a surplus, the surplus must be paid to the employee. If the proceeds from selling the shares would be insufficient to fully pay the outstanding purchase price, the Plan Manager may defer the sale and the employee will then have no further obligation to pay the outstanding price and no further rights in respect to the shares.

j)	The Plan Manager may seek a direction from the employee as to voting in respect of the shares and in the absence of a direction may vote or abstain as it decides.

k)
At 30 June 2002 there were 1,394,169 restricted shares held on behalf of 7,074 Australian employees (June 2001—1,500,549 shares held on behalf of 7,617 employees) under the ESAP at a price of A$5.06 per share and 1,717,296 restricted shares held on behalf of 12,912 Australian employees under the ESAP at a price of A$0.01 per share.

On 31 August 2001, the Plan Manager issued an invitation to eligible employees to purchase approximately A$1,000 of Mayne Group ordinary shares at a purchase price of 1 cent per share, with the number of shares to be received based on the volume weighted average price at which Mayne shares were traded on the Australian Stock Exchange during the week up to and including the date of allocation. On 1 November 2001, 1,800,022 shares were issued to 13,534 employees under the invitation.

Non-Executive Directors’ Share Plan

At the Annual General Meeting on 14 November 2000, the shareholders approved the establishment of the Mayne Group Non-Executive Directors’ Share Plan (“NED Plan”).

A brief summary of the NED Plan is as follows:

(a)	The NED Plan commenced operation from 1 January 2001.

(b)    Under the NED Plan, each non-executive Director is required to apply a minimum of 10% of his or her annual director’s fees (including any board committee fees) in acquiring ordinary shares in the Company. The terms of the NED Plan also allow a non-executive Director to elect to take more than the mandatory 10% in the form of shares in the Company.

(c)    The NED Plan is not open to executive Directors.

(d)    The NED Plan does not provide for any loans to Directors or other financial assistance by the Company.

(e)    Shares are normally acquired on a quarterly basis and are either purchased on the ASX or issued as new shares.

(f)    Shares acquired on the ASX are purchased at the prevailing market price of the Company’s shares and each Director receives the number of shares that can be purchased (inclusive of any brokerage and stamp duty) with 10% of his or her total director’s fees or such greater percentage of those fees as the Director may elect in accordance with the NED Plan rules.

(g)    If new shares are issued, the price of those shares is the weighted average of the prices at which the Company’s shares were traded on the ASX during the five trading days prior to and including the date of issue.

(h)    If shares cannot be acquired by a Director for legal or other reasons, the Director will receive his or her fees in cash for that period.

(i)    Shares acquired by or issued to Directors under the NED Plan rank equally (in respect of dividends and other rights) in all respects with the other issued fully paid ordinary shares.

(j)    Each Director is, in general, required to retain the shares for:

(1)	as long as he or she holds office as a Director; or

(2)	10 years,

whichever is the shorter period (the “restriction period”). Unless a non-executive Director elects to be taxed on the shares in the year they are acquired, the Director will not be taxed on the shares until the restriction period has ended.

(k)    Implementation of the NED Plan does not increase the total remuneration paid or provided by the Company to non-executive Directors.

During the 2001 and 2002 financial years, the total number of ordinary shares purchased under the Plan was 38,447 (June 2001—10,509 shares) and no shares were issued under the Plan.

ITEM 7- MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The information in this section is correct as at 31 October 2002.

A.    MAJOR SHAREHOLDERS

The Company is not directly or indirectly owned or controlled by another corporation or by any foreign government.

The following companies have notified the Company that they owned more than 5% of any class of the Company’s voting securities. The number of ordinary full paid shares on issue at 31 October 2002 is 813,779,611.

Name and address of Shareholder	Latest reported shareholding	Reported % of issued capital
Maple-Brown Abbott (MBA)

Level 28 Westpac Plaza, 60 Margaret Street Sydney	88,957,553	10.93%

Franklin Resources, Inc. and its affiliates (FRI)

500 East Broward Blvd, Suite 2100, Fort Lauderdale	57,257,051	7.07%

National Australia Bank Limited Group

Level 24, 55 Bourke Street, Melbourne Vic 3000	42,419,488	5.21%

Set forth below is a history of the changes in the shareholdings of the shareholders listed above as notified by those shareholders to the Company.

Holder	Date of Initial Notice	No of Shares Held	Date of Highest Holding	No of Shares Held	Date of last Notice	Latest Reported Holding
MBA	3-Mar-99	21,785,040	16-Sep-02	79,827,877	16-Sep-02	79,827,877
FRI	04-Jul-02	40,918,259	24-Sep-02	57,257,051	24-Sep-02	57,257,051
NAB	18-10-02	42,419,488	18-10-02	42,419,488	18-10-02	42,419,488

Distribution of shares

Holdings	Number of holders of fully paid ordinary shares	Number of shares
1-1,000	40,921	22,098,468
1,001-5,000	52,639	121,824,698
5,001-10,000	7,912	56,557,037
10,001-100,000	4,131	85,927,832
100,001 and over	189	527,371,576

Total	105,792	813,779,611

Twenty Largest Shareholders

	Number of Shares	Percent of Shares on issue
National Nominees Limited	110,152,032	13.54%
J P Morgan Nominees Australia Limited	101,808,032	12.51%
Westpac Custodian Nominees Limited	80,873,336	9.94%
RBC Global Services Australia	29,871,503	3.67%
MLC Limited	20,992,343	2.58%
ANZ Nominees Limited	17,249,827	2.12%
Citicorp Nominees Pty Limited	16,116,132	1.98%
Queensland Investment Corporation	11,889,686	1.46%
Commonwealth Custodial Services Limited	11,321,016	1.39%
AMP Life Limited	9,204,030	1.13%
ING Life Limited	8,650,134	1.06%
Cogent Nominees Pty Limited	8,449,577	1.04%
PGA Group Pty Limited	7,500,000	0.92%
HSBC Custody Noms (Aust) Limited	4,817,321.59%
Government Superannuation Office	3,489,725.43%
Mayne Employee Share Acquisition Plan Pty Ltd	3,085,329.38%
Victorian Workcover Authority	3,029,969.37%
Australian Foundation Investment	2,899,027.36%
Bond Street Custodians Limited	2,820,441.35%
Zurich Australia Limited	2,815,018.35%

Voting Rights

On a show of hands, every person present in the capacity of a member or the representative of a member which is a body corporate, or the proxy or an attorney of a member, or in more than one of those capacities has one vote. On a poll, every member who is present in person or by proxy or attorney or, in the case of a member which is a body corporate, by representative has one vote in respect of every fully paid share held by such member. No shareholder has any different voting rights than are enjoyed by all shareholders.

Change in Control

There are no arrangements known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

Related Party Transactions

Loans to Directors

At the Annual General Meeting in November 2000 shareholders ratified the issue, on 23 June 2000, of 2,000,000 shares to PJ Smedley and 750,000 shares to SB James, in each case at market price and financed by an interest free loan of A$5.86 million in the case of Mr Smedley and A$2.198 million in the case of Mr James. The loan to Mr Smedley must be repaid in full by 31 December 2002 and the loan to Mr James must be repaid in full by no later than the expiry date of Mr James’ service agreement being 28 August 2007. In each case, if the amount outstanding at the relevant date exceeds the value of the shares issued, repayment is only required of an amount equal to the value of the shares on that date. The loans must be reduced by the after-tax amount of any dividends received in respect of the shares and by the after-tax amount of any fees received by Mr Smedley or Mr James (as the case may be) as a result of holding a directorship (with the Company’s consent) of a company outside the Mayne Group. Any proceeds of a buy-back or cancellation of the shares by the Company must first also be applied to repayment of the loans. The Company is liable for any fringe benefits tax payable in respect of the issues of shares and the loans. During the year, A$290,000 of the loan to Mr Smedley was repaid and A$ 50,000 of the loan to Mr James was repaid. At 30 June 2002, the balance of the loan to Mr Smedley outstanding was A$5.395 million and of the loan to Mr James outstanding was A$2.105 million.

In addition, the balance of car loans previously made to RC Susilo, a director of PT Putramas Mutiasantosa, and J Gunawan, a director of PT Mitrajaya Medikatama, was A$35,110 at balance date (2001: A$47,272). These loans are for a period of 5 years and expire in 2002 and March 2005 respectively and are interest free. An amount of A$7,296.90 from Mr Gunawan and A$4,865 from Mr Susilo was received in part repayment of these loans during the year.

Other transactions

Particulars of related party transactions entered into by the economic entity with Directors or their director related entities during the year are as follows:

(a)	During the year, the parent entity has entered into:

(i)
deeds of indemnity in favour of SB James (who became a Director on 29 January 2002), S C H Kay (who became a Director on 28 September 2001), Sir R Buckland (who became a Director on 25 September 2001) and R McR Russell (who became a Director on 28 August 2001) in accordance with the terms of rules 69(a) and (b) of the parent entity’s constitution which provide an indemnity against liabilities incurred while acting as an officer of the parent entity to persons (excluding the parent entity or its related bodies corporate) to the extent permitted by law;

(ii)
deeds in favour of SB James, SCH Kay, Sir R Buckland and RMcR Russell in accordance with the terms of rules 68 and 69(c) of the parent entity’s constitution which include basically for a period of seven years after ceasing to be a Director:

–
rights of access and use with respect to Board papers, minutes of Board and of Committee meetings and other related documents in connection with proceedings in which the Director may be involved, subject to reasonable limitations where issues of confidentiality or privilege arise; and

–
obligations of the parent entity to arrange directors’ and officers’ liability insurance on terms which are reasonable having regard to various factors relating to the parent entity and the insurance market;

(iii)
deeds of indemnity with PE Mason, MR Rayner, PC Barnett, PJ Smedley, SB James, PL Jenkins, PM Hourihan, A Burgess, JW Priestley and KP Kee indemnifying them against certain liabilities that may be incurred in connection with the takeover bid to acquire all the shares and options in FH Faulding & Co Limited and their involvement in the due diligence process connected with the takeover bid and also against certain associated legal costs that may be reasonably incurred by them in defending an action for any such liability;

(iv)
deeds of indemnity with G Brown, D Cranwell, R Passalaqua and H Anneveldt, being the Directors of the newly incorporated subsidiary PT Mayne Logistics Operations (Indonesia), against liabilities incurred in their capacity as an officer of the subsidiary whilst it was in the process of formation, to the extent permitted by law.

(b)	The parent entity pays premiums in respect of directors’ and officers’ liability insurance. Part of the premium relates to former directors and officers of the economic entity.

(c)	Mr GG Spurling who resigned as a Director of the parent entity on 29 May 2001 was paid A$197,420 during the year in accordance with his service contract and as approved by shareholders.

(d)	Certain wholly owned controlled entities entered into transactions with their Directors or entities associated with their Directors. These transactions included:

(i)
Rental paid to Mr B McClelland, a director of Central Laboratories Limited and Central Laboratories (Ireland) Limited, for the use of premises leased from him. Services were provided to Central Laboratories by Mr P McClelland, Mr McClelland brother, trading as Desktop Design. Both fees were paid on normal commercial terms and conditions.

(ii)
Legal fees paid to the legal firm Fraser Milner Casgrain LLP, of which Mr R S Carswell, a director of Mayne Pharma (Canada) Inc, is a partner. These fees were paid on normal commercial terms and conditions.

(iii)	Legal fees paid to Borden Ladner Gervais LLP, where Ms S Beaubien, a director of Mayne Pharma (Canada) Inc, is a partner. These fees were paid on normal commercial terms and conditions.

(iv)
Legal fees paid to the legal firm Reed Smithof which Mr W R Griffith, a director of Faulding Holdings Inc and Faulding Healthcare international Holdings Inc and various subsidiaries of those companies, is a partner. These fees were paid on normal commercial terms and conditions.

(v)	Legal fees paid to Mallesons Stephen and Jaques where Mr R Russell, a director of Mayne Group Limited, is a partner. These fees were paid on normal commercial terms and conditions.

(vi)	Corporate Service Fees were paid to Hicks-Woode Corporate Services Sdn Bhd of which Ms Mah Li Chen, a director of Faulding Pharmaceuticals (M) Sdn Bhd, is a director.

(vii)
Management fees and corporate services fees paid to AON Insurance Managers (Singapore) Pte Ltd of which Michael John Parrish and Betty Tan Kim Hiang, directors of Transport Security Insurance (Pte) Limited, are directors.

(viii)
Euromed Srl, Fin Posillipo Spa, Farmacie Petrone Srl, Farmacie Massimo Petrone, Farmacie Internazionale and Farmacie Carmine Petrone Srl, all of which are director related entities of R Petrone, a director of Faulding Farmaceutici Srl, bought and sold various goods and services and received commissions on sales from the F H Faulding & Co Ltd Group of companies on normal commercial terms and conditions.

The above transactions comprise:

	2002	2001
	A$’000	A$’000
Purchase of Goods & Services	973	—

Sale of Goods & Services	725	—

Commission Paid	91	—

Legal fees	2,102	434

Rent paid	26	—

Corporate Services and other Fees	59	144

The following amounts were outstanding at the end of the year arising from transactions with Directors of companies in the economic entity and their Director related entities during the year detailed above:

Aggregate amounts receivable from Directors and their director related entities

Current	A$	74,471

Aggregate amounts payable to Directors and their director related entities

Current	A$	656,295

(e)	From time to time Directors of the parent entity or its controlled entities may use the logistics or healthcare services provided by entities within the economic entity.

(f)
Directors of the parent entity are Directors of other entities which trade with the economic entity under normal customer supplier relationships. None of these Directors is able individually or jointly to significantly influence the commercial relationship of these entities with the economic entity.

(g)
In addition to the transactions above transactions entered into during the year with Directors of its controlled entities or with director-related entities included contracts of employment with relatives of Directors on either a full time, casual or work experience basis on normal commercial terms and conditions.

Each of the transactions referred to in (e), (f) and (g) above:

(i)
occur within a normal employee, customer or supplier relationship on terms and conditions no more favourable than those which it is reasonable to expect the entity would have adopted if dealing with the director or director-related entity at arm’s length in the same circumstances;

(ii)
do not have the potential to adversely affect decisions about the allocation of scarce resources made by users of the financial report, or the discharge of accountability by the directors, if disclosed in the financial report only by general description; and

(iii)	are trivial or domestic in nature.

ITEM 8– FINANCIAL INORMATION

SELECTED FINANCIAL DATA

Refer to Item 18 pages F1 – F81

LEGAL PROCEEDINGS

To the best knowledge of the Company, neither the Company nor any of its subsidiaries is engaged in any litigation or claim which is likely to have a significant effect on the Company’s financial position or profitability or that of any of its subsidiaries.

DIVIDEND POLICY

The full year dividend of 14 cents represents a payout ratio of approximately 52% of net profit after tax before the impact of significant items and the amortisation of intangibles.

ITEM 9– THE OFFER AND LISTING

The principal trading market for Mayne Group’ Ordinary Shares is the Australian Stock Exchange (“ASX”).

American Depositary Shares (“ADSs”), each representing five (5) Ordinary Shares and evidenced by American Depositary Receipts (“ADRs”), for which Citibank N.A. of New York is the Depositary, are traded over the counter in the United States.

The following table sets forth for the periods indicated the highest and lowest market closing price quotations for Ordinary Shares reported on the Daily Official List of the ASX adjusted to reflect stock dividends, rights issues and entitlement issues during the periods indicated. Prices for the Company’s ADSs in the United States over the counter market are not currently quoted on a national exchange.

		Ordinary Shares

		High A$	Low A$

1997-98		7.45	5.00

1998-99		8.21	4.92

1999-2000		5.55	2.90

2000-01		6.70	3.55
	First Quarter	4.20	3.55
	Second Quarter	5.95	4.23
	Third Quarter	6.61	4.88
	Fourth Quarter	6.70	6.00

2001-02		7.50	3.65
	First Quarter	7.07	6.17
	Second Quarter	7.50	6.48
	Third Quarter	6.92	5.16
	Fourth Quarter	5.36	3.65

		Ordinary Shares
		High A$	Low A$

March-02		5.79	5.16

April-02		5.36	3.68

May-02		4.27	3.65

June-02		4.30	4.00

July-02		4.22	3.91

August-02		3.95	3.67

September-02		3.70	3.50

As of 13 September 2002, 593,050ADRs representing 2,965,250 Ordinary Shares were outstanding and were held by two holders. As of 13 September 2000, 514,176 Ordinary Shares were registered in the names of 107 holders with United States addresses representing approximately 0.06% of the Company’s outstanding Ordinary Shares.

The priority entitlement to Mayne Group shareholders to the Company’s Optus shares through the divestment of its shareholding in Optus in November 1998 and the subsequent capital return of A$1.00 per share in January 1999 represented significant value transfers to shareholders. The share price from the second quarter of 1998-99 includes these value transfers.

ITEM 10– ADDITIONAL INFORMATION

Constitution

The following is a summary of certain of the major provisions of the constitution of Mayne which may be inspected during normal business hours at the registered office of Mayne.

Voting

At a general meeting, every member present in person or by proxy, attorney or representative has one vote on a show of hands in respect of its shareholding, and has one vote on a poll for each fully paid Mayne Share held (with adjustments for partly paid Mayne Shares of which there are none issued at present).

Meetings of Members

A general meeting may be called by directors’ resolution or at the request of Mayne shareholders with at least 5% of the votes that may be cast at a general meeting or at least 100 Mayne shareholders entitled to vote at the general meeting.

Dividends

The directors of Mayne may pay any interim and final dividends that, in their judgement, the financial position of the company justifies. The directors of Mayne may rescind a decision to pay a dividend if they decide, before the payment date, that Mayne’s financial position no longer justifies the payment.

Issue of Further Shares

Subject to Mayne Group’s constitution, the directors of Mayne Group may issue shares in Mayne Group. The directors may also decide the terms on which shares in Mayne are issued and the rights and restrictions attached to those Mayne Group Shares.

Transfer of Mayne Shares

Holders of Mayne Shares may transfer them by a proper transfer effected in accordance with the SCH Business Rules (the business rules of the securities clearing house or by a written transfer in any usual form or in any other form approved by the directors.

Winding Up

Subject to any special or preferential rights attaching to any class or classes of Mayne Shares, members will be entitled, in the event of a winding up, to share in any surplus assets of Mayne in proportion to the capital paid up or which ought to have been paid up on the Mayne Shares held by them.

Small Holdings

The directors of Mayne may sell Mayne Shares which constitute less than a marketable parcel subject to following certain procedures. The directors may send to a Mayne Shareholder who holds less than a marketable parcel a notice advising that shareholder that he or she may choose to be exempt from this rule of the constitution of Mayne. If, however, after the expiration of at least 6 weeks, the Mayne Shareholder has not responded, the Mayne Shareholder is deemed to have irrevocably appointed Mayne as his or her agent to sell the Mayne Shares constituting a less than marketable parcel as soon as practicable at a price which the directors consider is the best price reasonably available for the shares when they are sold. The proceeds of the sale of those Mayne Shares must then be paid to the former Mayne Shareholder and must not be applied to the expenses of the sale.

Proportional Takeover Provision

Where offers have been made under a proportional takeover bid in respect of Mayne Shares, the registration of a transfer giving effect to a takeover contract for the bid is prohibited unless and until an approving resolution to approve the takeover bid is passed at a meeting convened by Mayne of all Mayne Shareholders entitled to vote on the resolution.

Directors

The minimum number of directors of Mayne Group is four and the maximum number is 14 unless Mayne in general meeting resolves otherwise.

Officer’s Indemnity

Mayne, to the extent permitted by law, indemnifies each officer of Mayne (and any person who has previously served in any such capacity) against any liability which results from their service as an officer of Mayne or a related body corporate of Mayne which does not arise out of conduct involving a lack of good faith.

Buy back Authorisation

Nothing in Mayne constitution precludes Mayne buying back its own shares or imposes restrictions on the exercise of Mayne power to buy back its own shares. Mayne has an on-market buy back in place.

Modification of Constitution

Mayne may modify or repeal its constitution, or a provision of its constitution, by special resolution, being a resolution of which notice has been properly given in accordance with the Corporations Act and which has been passed by at least 75% of the votes cast by members of Mayne entitled to vote on the resolution at a general meeting.

MATERIAL CONTRACTS

Acquisition of Australian Hospital Care Limited

The acquisition of Australian Hospital Care Limited by HCoA Hospital Holdings (Australia) Pty Ltd, a wholly owned subsidiary of Mayne was completed in March 2001. During the acquisition, we provided an undertaking to the Australian Competition and Consumer Commission to divest four hospitals as a result of localised competition issues.

Offer to acquire FH Faulding & Company Limited

In May 2001, Mayne announced an offer to acquire Faulding. In relation to this offer, Mayne has entered into an agreement with global specialty pharmaceutical company, Alpharma Inc., under which Mayne will dispose of Faulding’s US-based oral pharmaceuticals business for US$660 million following Mayne’s acquisition of Faulding.

Faulding shareholders could choose from any of the following three forms of consideration:

1.	2.344 Mayne shares for each Faulding share; or

2.	$6.50 cash plus 1.239 Mayne shares for each Faulding share; or

3.	a minimum of $6.50 cash plus

•	additional cash of up to $7.84 per share to the extent cash is available from a total cash pool (for both of the cash and share alternatives) of approximately $1.108 billion

•	to the extent cash is not available, 0.158 Mayne shares for each $1 that would otherwise be payable in cash.

A number of agreements were entered into as part of Mayne’s offer for Faulding. These are described in greater detail below.

Agreement with Alpharma to Sell Oral Pharmaceuticals Business

On 12 July 2001, Mayne, Mayne Health Logistics Pty Ltd (Mayne Health Logistics) and Alpharma and a wholly-owned subsidiary of Alpharma (collectively “Alpharma”) entered into the Alpharma Put and Call which provides for Mayne to dispose of the Oral Pharmaceuticals Business to Alpharma for US$660 million following Mayne Health Logistics’ acquisition of 100% of the Faulding Shares and Faulding Options under the offers.

Alpharma is a specialty pharmaceutical company with positions in products for humans and animals. It is presently active in more than 60 countries. Alpharma a manufacturer of generic liquid and topical pharmaceuticals in the United States and a manufacturer of generic solid dose pharmaceuticals in Europe, with a presence in Southeast Asia. It is listed on the New York Stock Exchange.

Implementation

The terms of the agreement provided that as soon as practicable after all of the conditions of the offers were satisfied or waived, the Company’s wholly-owned subsidiary, Mayne Health Logistics would cause the board of Faulding and each of its subsidiaries to be reconstituted so that each comprises a majority of Mayne Health Logistics’ nominees. Mayne Health Logistics would then appoint Alpharma to manage the Oral Pharmaceuticals Business, pursuant to a management agreement which would provide Alpharma with full and exclusive authority to take all action which, in its reasonable discretion, it believed necessary or desirable to operate and manage or direct the operation and management of the Oral Pharmaceuticals Business.

The agreement required that following the reconstitution of the Faulding board and the acquisition of 100% of the Faulding Shares and the Faulding Options, Mayne would reorganise the assets and liabilities of Faulding and its subsidiaries. The purpose of the reorganisation was to restructure the Faulding Group such that, after the reorganisation Mayne Health Logistics would hold all of the assets and liabilities that relate primarily to the Oral Pharmaceuticals Business. The agreement required the reorganisation to be completed not later than 60 Business Days after Mayne Health Logistics acquired 100% of Faulding Shares and Faulding Options.

Put and Call Options

Alpharma granted Mayne a put option (the “Put Option”) such that, following the reorganisation of Faulding described above; Mayne may require Alpharma to buy all of the shares in Mayne Health Logistics. Mayne Health Logistics granted to Alpharma a call option (the “Call Option”) whereby, if Mayne did not exercise the Put Option, Alpharma may require Mayne Health Logistics to sell to it all of its shares in the U.S.

corporation which is the parent corporation of certain of the corporations which conduct the Oral Pharmaceuticals Business and all of the other assets and liabilities of the Oral Pharmaceuticals Business.

Funding

Alpharma and Mayne entered into a US$400 million Loan Facility Agreement (the “Loan Facility Agreement”) pursuant to which Alpharma agreed to advance US$400 million to Mayne as a non-interest bearing loan. Alpharma deposited US$145 million into an escrow account. The deposit was treated as an advance under the US$400 million facility and on the day that the board of Faulding is reconstituted, the Loan Facility Agreement required Alpharma to advance a further US$255 million to Mayne, which together with the US$145 million, would be held in an escrow account pending payment of the consideration under the offers. Repayment of the loan facility would be satisfied by Alpharma directing Mayne to effect repayment by applying the amount advanced to the satisfaction of the purchase price on the exercise of the Put Option or the Call Option.

On the day that the board of Faulding is reconstituted, the terms of the Loan Facility Agreement required Alpharma to provide Mayne with an irrevocable standby letter of credit issued by Bank of America in the amount of US$260 million, which could be drawn by Mayne on the closing of the Put Option or the Call Option. If Alpharma did not advance the US$255 million under the Loan Facility Agreement as described above or provide the letter of credit for US$260 million as described above, Mayne would be entitled to sell the Oral Pharmaceuticals Business to a third party and claim against the US$145 million deposit if the Oral Pharmaceuticals Business is sold for less than US$660 million. In the event that the Oral Pharmaceuticals Business was not sold within two years, Mayne would be able to claim against the US$145 million for any damages it suffered as a consequence.

Offer Conditions

Under the various agreements, Mayne Health Logistics was required to obtain Alpharma’s consent prior to:

declaring the offers free of any conditions, other than those in Sections 7.9(a)(ii) and (xi) of the offer Healthcare Business or the Injectables Business (as defined in the Statement on page 63), those in Sections 7.9(a)(iv), (v) and (ix)B of the Statement;

extending the offer period beyond the earlier of 12 November 2001 or 28 days after the offers are declared free of all conditions (other than the minimum acceptance conditions in Sections 7.9(a)(i) and (ii) of the Statement); or

varying the offers under certain circumstances or withdrawing the offers.

Other Provisions

•	The Alpharma Put Option and Call Option provided for limited representations and warranties by each of the parties, generally only as to capacity and title to the shares and assets being sold.

•
Mayne was required to indemnify Alpharma against all liabilities of Mayne Health Logistics prior to the closing of the sale of Mayne Health Logistics shares on exercise of the Put Option (including any liabilities to third parties arising out of the offers).

•	Alpharma was required to indemnify Mayne in respect of third-party claims in relation to the information provided by Alpharma for inclusion in the Statement.

•
Mayne was required to indemnify Alpharma and Mayne Health Logistics in respect of tax imposed on Mayne Health Logistics prior to the closing of the sale of Mayne Health Logistics shares on exercise of the Put Option and certain taxes imposed in relation to the reorganisation of Faulding prior to the exercise of the Put Option or the Call Option.

Sale of Mayne’s Non-Health Logistic Businesses

General

On 1 November 2002, Mayne Group Limited and certain of its subsidiaries (“Mayne”) entered into a number of agreements for the sale of its logistics businesses in Australia, Asia and Canada and the real properties used in the conduct of those businesses. Further details of these agreements are set out below. The aggregate of the purchase price payable for the businesses (including the real properties sold as part of the businesses), the value of the trade debtors retained by Mayne and the debt assumed by the purchasers is A$456 million.

Express

On 1 November 2002, Mayne Group Limited and Mayne Logistics Pty Limited (“Mayne”) entered into an asset sale agreement (“Express Sale Agreement”) with Toll Transport Pty Limited (“Toll”), pursuant to which Mayne agreed to sell to Toll its Australian business operations and activities comprising the provision of time-critical express courier and messenger services, and its fashion and technical services logistics businesses (“Express Business”). Toll’s parent company, Toll Holdings Limited guarantees Toll’s obligations under the agreement. Completion of the sale pursuant to the Express Sale Agreement occurred on 11 November 2002.

The assets sold comprise goodwill, fixed assets, motor vehicles, intellectual property, stock, prepayments, business records, business names, Mayne’s rights under certain business contracts and property leases relating substantially to the Express Business and all other assets owned by Mayne which are used substantially in the conduct of the Express Business but exclude cash and trade and other debtors (to which

Mayne remains entitled after Completion). Mayne has sold real property relating to the Express Business under the terms of a separate land sale agreement.

Under the Express Sale Agreement, Toll has assumed responsibility and liability for obligations arising after Completion under business contracts relating to the Express Business and certain employment related liabilities referred to below. Mayne has retained responsibility and liability for all other debts and liabilities of the Express Business.

Toll was obliged to make offers to employees and independent contractors of the Express Business on terms and conditions no less favourable in aggregate than those on which the relevant employees or independent contractors were employed immediately prior to Completion, and to recognise their accrued entitlements. Toll has assumed responsibility and liability for obligations relating to the employees and independent contractors of the Express Business (including workers’ compensation claims arising before or after Completion in respect of employees and independent contractors transferring to Toll and any retirement, redundancy or severance payments or costs in respect of employees or independent contractors of the Express Business).

Mayne has given warranties and indemnities customary in asset sale agreements in Australia, subject to limitations at to time, minimum and maximum claim amounts and certain other limitations.

Subject to certain exceptions, Mayne has agreed not to carry on any business of priority freight, courier, technical support courier, parcel freight mailroom or fashion distribution courier or transport, distribution or storage business, or any business which is substantially the same as, or competitive with, the Express Business in Australia for 3 years after Completion.

The parties have entered into a shared services agreement pursuant to which Mayne has agreed to provide Toll with certain transitional services, including IT related services, for up to 6 months from Completion.

The parties have also entered into a service agreement pursuant to which Toll was appointed the preferred supplier to Mayne of express and courier services for a period of 3 years from Completion.

Contract Logistics

On 1 November 2002, Mayne Group Limited and Faulding Healthcare Pty Limited (“Mayne”) entered into a share and asset sale agreement (“Contract Logistics Sale Agreement”) with Linfox Proprietary Limited (“Linfox”), pursuant to which Mayne agreed to sell to its business comprising integrated contact distribution, warehousing, inventory control, fulfilment and fleet management carried on in Australia, Malaysia, Indonesia, Thailand and China (“Contract Logistics Business”). Completion of the sale pursuant to the Contract Logistics Sale Agreement is scheduled to occur on 3 February 2003.

The sale of the Contract Logistics Business will be effected by the sale of all of the issued shares in the capital of Mayne Logistics Pty Limited (“MLPL”) and certain other assets. The other assets to be sold comprise goodwill, fixed assets, motor vehicles, intellectual property, stock, prepayments, business records, business names, trade debts owing to Mayne in respect of the Contract Logistics Business prior to Completion, Mayne’s rights under certain business contracts and property leases relating exclusively to the Contract Logistics Business and all other assets owned by Mayne which are used exclusively in the conduct of the Contract Logistics Business but exclude cash and debtors other than trade debtors (to which Mayne remains entitled after Completion).

Under the Contract Logistics Sale Agreement, Linfox has assumed responsibility and liability for obligations arising after Completion under business contracts and property leases relating to the Contract Logistics Business and certain employment related liabilities referred to below. Mayne has retained responsibility and liability for all other debts and liabilities of the Contract Logistics Business (other than debts and liabilities of MLPL).

Linfox is obliged to make offers to employees and independent contractors employed or engaged by Mayne exclusively in the Contract Logistics Business on terms and conditions no less favourable in aggregate than those on which the relevant employees or independent contractors were employed immediately prior to Completion, and to recognise their accrued entitlements. Linfox has assumed responsibility and liability for obligations relating to the employees and independent contractors of the Contract Logistics Business (including workers’ compensation claims arising before or after Completion in respect of employees and independent contractors transferring to Linfox and any retirement, redundancy or severance payments or costs in respect of employees or independent contractors of the Contract Logistics Business).

Mayne has given warranties and indemnities customary in asset sale agreements in Australia, subject to limitations at to time, minimum and maximum claim amounts and certain other limitations. Mayne has also given an indemnity against any liabilities incurred by Linfox or MLPL under the terms of the sale agreement relating to the sale by Mayne and MLPL of the Express Business.

Subject to certain exceptions, Mayne has agreed not to carry on or be concerned or interested economically in any business or activity which is the same as, substantially similar to, or competitive with, the Contract Logistics Business in Australia, Indonesia, Thailand, Malaysia and China for a period of up to 5 years after Completion.

The parties have entered into a shared services agreement pursuant to which Mayne has agreed to provide Linfox with certain transitional services, including IT related services, for up to 18 months from Completion.

Armaguard

On 1 November 2002, Mayne Group Limited (“Mayne”) entered into an asset sale agreement (“Armaguard Sale Agreement”) with Linfox Swanston Street Pty Limited (“Linfox”), pursuant to which Mayne agreed to sell to Linfox its Australian business comprising the provision of armoured car transport, non-armoured car transport, cash processing, servicing of automatic teller machines and other ancillary cash logistic services to the public and private sector (“Armaguard Business”). Linfox’s parent company, Linfox Proprietary Limited guarantees Linfox’s obligations under the agreement. Completion of the sale pursuant to the Contract Logistics Sale Agreement is scheduled to occur on 3 February 2003.

The assets to be sold comprise goodwill, fixed assets, motor vehicles, intellectual property, stock, prepayments, business records, business names and Mayne’s rights under certain business contracts and property leases relating exclusively to the Armaguard Business and all other assets owned by Mayne which are used exclusively in the conduct of the Armaguard Business but exclude cash, trade debtors and other debtors to which Mayne remains entitled after Completion. Mayne has also agreed to sell real property relating to the Armaguard Business under the terms of a number of separate land sale agreements.

Under the Armaguard Sale Agreement, Linfox has assumed responsibility and liability for obligations arising after Completion under business contracts and property leases relating to the Armaguard Business and certain employment related liabilities referred to below. Mayne has retained responsibility and liability for all other debts and liabilities of the Armaguard Business.

Linfox is obliged to make offers to employees and independent contractors of the Armaguard Business on terms and conditions no less favourable in aggregate than those on which the relevant employees or independent contractors were employed immediately prior to Completion, and to recognise their accrued entitlements. Linfox has assumed responsibility and liability for obligations relating to the employees and independent contractors of the Armaguard Business (including workers’ compensation claims arising before or after Completion in respect of employees and independent contractors transferring to Linfox and any retirement, redundancy or severance payments or costs in respect of employees or independent contractors of the Armaguard Business).

Mayne has given warranties and indemnities customary in asset sale agreements in Australia, subject to limitations at to time, minimum and maximum claim amounts and certain other limitations.

Subject to certain exceptions, Mayne has agreed not to carry on or be concerned or interested economically in any business or activity which is the same as, substantially similar to, or competitive with, the Armaguard Business in Australia for a period of up to 5 years after Completion.

The parties have entered into a shared services agreement pursuant to which Mayne has agreed to provide Linfox with certain transitional services, including IT related services, for up to 18 months from Completion.

DHL

On 1 November 2002, Mayne Group Limited (“Mayne”) and its wholly-owned subsidiaries, Mayne Group Canada Inc. (“MGCI”) and Loomis Canada Holding Company Inc. (“CanadaCo”) entered into a share sale agreement (“MGCI Share Sale Agreement”) with DHL International Express Ltd. (“DHL”) and DHL Worldwide Express B.V., pursuant to which Mayne agreed to sell to DHL all of the issued and outstanding shares in MGCI (“Shares”), being the company which carries on the business of providing package transportation services and time-critical express services in Canada. DHL’s parent company, DHL Worldwide Express B.V. guarantees DHL’s obligations under the MGCI Share Sale Agreement until the time of Completion. Completion of the sale pursuant to the MGCI Share Sale Agreement is scheduled to occur on 31 January 2003 and is conditional only on DHL obtaining regulatory approval for the acquisition under the Competition Act (Canada) and the Investment Canada Act (Canada).

Mayne has negotiated warranties and indemnities consistent with warranties and indemnities which would be contained in a sale agreement in connection with a transaction of this nature in Canada. The warranties and indemnities in relation to breach of warranties and for third party claims are subject to limitations as to time, minimum and maximum claim amounts and certain other limitations. In addition, Mayne has given specific indemnities including in respect of all claims and losses in connection with any contribution holiday in respect of the defined contribution component of one of MGCI’s pension plans; and in respect of claims, taxes or other liabilities arising in connection with the pre-completion reorganisation of Mayne’s Canadian holdings (described below). These specific indemnities are not subject to the limitations that apply to the warranties and other indemnities.

The MGCI Share Sale Agreement contemplates that Mayne’s Canadian holdings will be reorganised such that CanadaCo will acquire MGCI and DHL will enter into an agreement to acquire all of the shares in CanadaCo (the “CanadaCo Share Sale Agreement”). The CanadaCo Share Sale Agreement would be conditional only on DHL obtaining the same regulatory approvals required pursuant to the MGCI Share Sale Agreement. The MGCI Share Sale Agreement provides that the MGCI Share Sale Agreement will complete prior to the CanadaCo Share Sale Agreement, thus ensuring that, at the time that DHL acquires CanadaCo, MGCI is a wholly-owned subsidiary of CanadaCo. Mayne has given an indemnity in favour of DHL, CanadaCo and MGCI in relation to liabilities which may be incurred by them in consequence of the reorganisation.

On completion and subject to certain agreed exceptions, Mayne and DHL will enter into a non-competition agreement pursuant to which Mayne will agree not to carry on or be engaged in any business of providing package transportation services and time-critical express services in North America for 5 years after completion.

TAXATION

Commonwealth of Australia Taxation

The taxation discussion set forth below is intended only as a descriptive summary and does not purport to be a complete analysis or listing of all potential tax effects relevant to the ownership of Ordinary Shares or ADRs. Except as otherwise noted, the following discussion is based on the Australian laws in force as of the date of this Annual Report and is subject to any changes in Australian law, and in any double taxation convention between the United States and Australia, occurring after the date of this Annual Report.

The following summary of certain Australian tax consequences is not exhaustive of all possible tax considerations, and holders of ADRs are advised to satisfy themselves as to the overall tax consequences of their acquisition and ownership of ADRs and the Ordinary Shares represented thereby by consulting their own tax advisors.

Under the current double taxation convention between Australia and the United States (the “Treaty”), dividends paid by Mayne to a United States resident shareholder of Mayne, including an ADR holder, who is not deemed to be an Australian resident for the purposes of the convention, will be subject to an Australian withholding tax at a maximum rate of 15% (or 5% where the shareholding is 10% or greater and the dividend is paid on or after the effective date of change of the convention – refer below) on their unfranked amount. To the extent that withholding tax is paid, this is a final tax and no other Australian tax would be payable.

The Australian income tax legislation incorporates an imputation system for the relief of double taxation on dividends paid by Australian resident corporations. The imputation system applies with the effect that dividends paid to non-residents of Australia will not attract Australian withholding tax to the extent that the dividend has been “franked”. A dividend will generally be franked to the extent that the corporation declaring the dividend has tax credits available from the payment of Australian corporate tax and has declared that the dividend is so franked. Subject to the comments below, dividends paid to United States residents which are not franked (or are partly franked) will continue to attract withholding tax at a rate of 15% (or 5% where the shareholding is 10% or greater and the dividend is paid on or after the effective date of change of the convention – refer below) on the unfranked amount.

On 27 September 2001 the Australian and United States Governments signed a protocol to amend the double tax convention between the two countries (Protocol). The Protocol will take effect on the later of 1 July 2003 and the first day of the second month following ratification of the Protocol by the United States.

If the Protocol is ratified, unfranked dividends paid to US resident companies holding at least 10% of the voting interests in Mayne will be subject to withholding tax at the rate of only 5%. All other unfranked dividends will continue to be subject to a 15% withholding tax.

Mayne has provided and will continue to provide all shareholders with notices which specify the franked and unfranked amount of each dividend and the amount (if any) of dividend withholding tax deducted.

A United States citizen who is a resident in Australia or a United States corporation which is a resident of Australia (by reason of carrying on business in Australia and having its voting power controlled by shareholders who are residents of Australia or being managed or controlled in Australia) may be liable to pay Australian income tax in respect of the profit or capital gain (if any) derived upon the disposal of ADSs or

Ordinary Shares. Under current Australian tax laws, no tax is payable in respect of the disposal of ADSs or Ordinary Shares held by non-residents of Australia except:

(a)        if the ADSs or Ordinary Shares are trading stock of the holder or if an ordinary incident of the holder’s business is the sale of securities for a profit, and, in either case, the profit is sourced in Australia; or

(b)        if sold and the total number of ADSs or Ordinary Shares held by the non-resident or his associates, or the non-resident together with his associates, at any time during the period of five years preceding the disposal represents 10% or more of the issued share capital of Mayne (excluding share capital carrying no right to participate beyond a specified amount in a distribution of profits or capital).

Notwithstanding that the profit or gain upon the sale of the ADSs or Ordinary Shares is assessable in Australia in the circumstances of (a) or (b) above, if the vendor is a resident of the United States, then depending on the circumstances of the case, relief from double tax may nevertheless be available under the current double taxation convention referred to above.

However, the 27 September 2001 Protocol expressly allows Australia to apply its domestic laws to tax capital gains made by US residents. Accordingly, if the Protocol is ratified the convention will not provide relief from Australian capital gains tax.

In addition, under current Australian tax law, no Australian State or Federal estate duty or any other inheritance taxes will be payable in respect of ADSs or Ordinary Shares upon the death of a holder thereof, regardless of the holder’s domicile. For capital gains tax purposes, the death of the holder will not produce a deemed disposal, except if the ADSs or Ordinary Shares are bequeathed to a tax-exempt institution (as defined by reference to certain Australian exempting provisions). In all other circumstances, the liability for tax on any gain is effectively transferred to the deceased’s legal representatives or beneficiaries, subject to those matters referred to above. Such deemed disposal or a disposal subsequently by the beneficiary will have the consequences set out above.

Australian Stamp Duty

Australian stamp duty will not be payable on the acquisition of ADSs or on any subsequent transfer of an ADS. Stamp duty on:

(a)	transfers of shares listed for quotation on the Australian Stock Exchange or a recognised stock exchange; and

(b)
transfers of interests in shares listed for quotation on the Australian Stock Exchange ora recognised stock exchange, whether or not the interest is listed for quotation on the Australian Stock Exchange or a recognised stock exchange;

was abolished in the State of Victoria on and from 1 July 2001.

Stamp duty on transfers of unlisted shares or interests in shares was abolished in Victoria on and from 1 July 2002.

United States Federal Income Taxation

This section describes the material U.S. federal income taxation of the ownership of Ordinary Shares or ADSs by U.S. Holders, as defined below. It applies to you only if you hold your Ordinary Shares or ADSs as capital assets for tax purposes.

This section is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect, as well as on the Treaty. These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

For purposes of the Treaty and the Code, U.S. holders of ADRs will be treated as the owners of the Ordinary Shares underlying the ADSs evidenced by the ADRs. Exchanges of Ordinary Shares for ADSs, and ADSs for Ordinary Shares, generally will not be subject to U.S. federal income tax. For purposes of this discussion, you are a U.S. holder if you are a beneficial owner of Ordinary Shares or ADSs and you are: (i) a citizen or resident of the United States, (ii) a domestic corporation, (iii) an estate whose income is subject to United States federal income tax regardless of its source, or (iv) a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

This section does not apply to you if you are a member of a special class of holders subject to special rules, including a dealer in securities, a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings, a tax-exempt organization, a life insurance company, a person liable for alternative minimum tax, a person that actually or constructively owns 10% or more of the voting stock of Mayne, a person that holds Ordinary Shares or ADSs as part of a straddle or a hedging or conversion transaction, or a person whose functional currency is not the U.S. dollar.

This summary is not a comprehensive description of all the tax considerations that may be relevant with respect to your Ordinary Shares or ADSs. You should consult your own tax advisor regarding the U.S. federal, state and local and other tax consequences of owning and disposing of Ordinary Shares and ADSs in your particular circumstances.

Taxation of Dividends

Under the U.S. federal income tax laws, if you are a U.S. holder, you must include in your gross income the gross amount of any dividend paid by Mayne out of its current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). You must include any Australian tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is ordinary income that you must include in income when you, in the case of Ordinary Shares, or the Depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the Australian dollar payments made, determined at the spot Australian dollar/U.S. dollar rate on the date the dividend distribution, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss. The gain or loss generally will be income or loss from sources within the U.S. for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the Ordinary Shares or ADSs and thereafter as capital gain.

Subject to certain limitations, the Australian tax withheld in accordance with the Treaty and paid over to Australia will be creditable against your United States federal income tax liability.

Dividends will be income from sources outside the United States, but generally will be “passive income” or “financial services income” which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

Taxation of Capital Gains

If you are a U.S. holder and you sell or otherwise dispose of your Ordinary Shares or ADSs, you will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your Ordinary Shares or ADSs. Capital gain of a noncorporate U.S. holder is generally taxed at a maximum rate of 20% where the property is held more than one year. The gain or loss will generally be income or loss from sources within the U.S. for foreign tax credit limitation purposes.

PFIC Considerations

Mayne believes that Ordinary Shares and ADSs should not be treated as stock of a passive foreign investment company (a “PFIC”) for United States federal income tax purposes, and this discussion so assumes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If Mayne were to be treated as a PFIC, unless a U.S. holder elects to be taxed annually on a mark-to-market basis with respect to the Ordinary Shares or ADSs, gain realized on the sale or other disposition of your Ordinary Shares or ADSs would in general not be treated as capital gain. Instead, if you are a U.S. Holder, you would be treated as if you had realized such gain and certain “excess distributions” rateably over your holding period for the Ordinary Shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year.

EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

Under existing Australian legislation, the Reserve Bank of Australia does not inhibit the import and export of funds, and no permission is required by Mayne for the movement of funds in and out of Australia, except in connection with the transfer of funds or certain payments to or by the order of, and certain transactions involving, directly or indirectly the Government of Iraq or its respective agencies or nationals, the Embassy of the Federal Republic of Yugoslavia, the Consulate-General of the Federal Republic of Yugoslavia and Narodna Banka Jugoslavije (including Banque Nationale de Yugoslavie) for amounts greater than the value of A$100,000.00 and the National Union for the Total Independence of Angola (UNITA), senior officials of UNITA or adult members of the immediate families of senior officials of UNITA. Additionally, the Charter of United Nations (Anti-terrorism Measures) Regulations 2001 (“Regulations”) empowers the Australian Minister of Foreign Affairs (the “Minister”) to prevent foreign exchange dealings with, and freeze funds and other assets of, persons and entities identified and proscribed by the Minister as being associated with terrorist acts.

Accordingly, at the present time, remittance of any dividends, interest or other payment by Mayne to non-resident holders of Mayne’s securities in the United States are not restricted by exchange controls or other limitations unless the non-resident holder is a person or entity proscribed by the Minister for the purposes of the Regulations.

There are no limitations, either under the laws of Australia or under the Constitution of Mayne, to the right of non-residents to hold or vote Mayne Ordinary Shares other than under the Foreign Acquisitions and Takeovers Act of Australia and the Australian Corporations Act 2001.

The Foreign Acquisitions and Takeovers Act requires prior notification by the acquirer to and approval by the Treasurer of the Australian Commonwealth Government of any acquisition of interests in the outstanding shares of an Australian corporation (other than an exempt corporation the definition of which excludes a corporation such as Mayne) which would result in one foreign person alone or with associated persons controlling 15% or more of total voting power or issued shares. In addition, the statute requires prior notification to and approval by the Treasurer of the Australian Commonwealth Government of any acquisition by two or more non-associated foreign persons, together with any associated persons, when such acquisition will result in foreign persons controlling, or when foreign persons control, in the aggregate, 40% or more of total voting power or issued shares. The Treasurer may prevent such an acquisition or permit it only subject to conditions.

Breaches of the compulsory notification procedures constitute statutory offences punishable by fines or imprisonment.

The Australian Corporations Act 2001 (the “ACA”) prohibits any person (including a corporation) from acquiring shares if after the acquisition that person’s, or any other person’s, voting power would exceed 20% of the total voting power in a company. A person is considered to have voting power under the ACA if he or an associate (as defined in the ACA) holds voting rights or has, or is deemed under the ACA to have, power (whether direct or indirect and whether legally enforceable or not and irrespective of certain restrictions and restraints on such powers and other matters and things as specified in the ACA): (i) to exercise, or to control the exercise of, the right to vote attached to that share; or (ii) to dispose of, or to exercise control over the disposal of, that share; and a person is considered to have acquired a share when he has acquired such power over such share. This prohibition is subject to certain exceptions which must be strictly complied with to be applicable.

Some of the more significant exceptions are as follows:

(i)
Section 611, item 1 of the ACA permits a person who proposes to acquire control over more than 20% of the voting shares of a company to make a formal off-market takeover offer in writing to the shareholders of the target company to acquire their shares. Separate takeover schemes are required for each class of shares sought.

(ii)
Under Section 611, item 1 of the ACA, a person can acquire in excess of 20% of the company’s voting shares by causing an on-market bid to be made on his behalf by his sharebroker on the home exchange of the target company. The bidder must offer to acquire all the shares in the class which the bidder seeks to acquire.

(iii)
Under Section 611, item 9 of the ACA, a person who has for six months had voting power of 19% or more in the company is permitted to acquire not more than 3% additional voting power in any period of six months.

Documents on Display

Any public documents referred to in the 20-F may be inspected by contacting the Company Secretary on (613) 9868 0728 or writing to The Company Secretary, Level 21, 390 St. Kilda Road, Melbourne, Victoria, Australia, 3004.

It is possible to read and copy documents referred to in this annual report on Form 20-F that have been filed with the Securities and Exchange Commission (SEC) at the SEC’s public reference room located at 450 Fifth Street, NW, Washington DC 20549. Please call the SEC at 1-800-SEC-0330 for further instructions.

ITEM 11 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The following discussion includes certain forward-looking statements. See “Forward-Looking Statements”.

The Company is exposed to interest rate risk and foreign currency exchange rate risk associated with underlying assets and liabilities. To hedge these exposures, which relate primarily to long term borrowings in United States dollars and to assets held by self sustaining foreign affiliates, the Company uses derivative financial instruments, including interest-rate swaps, cross-currency interest-rate swaps, foreign-exchange swaps and interest-rate options.

The policy of the Company is not to enter, hold or issue derivative financial instruments for trading purposes. The Company does not have a material exposure to equity price risk or commodity price risk.

Derivative financial instruments that are designated as hedges of underlying exposures are accounted for on the same basis as the underlying exposure.

Interest rate risk

The Company’s major borrowings are denominated in United States dollars and are primarily of a fixed interest nature. The Company enters into interest rate swaps and interest rate options to lower funding costs, or to alter interest rate risk exposures arising from mismatches between assets and liabilities (e.g. converting fixed debt to floating to match a floating receivable).

Borrowings (in thousands of A$):

The following table sets out the book values, weighted average interest rates, maturities and fair values of the Company’s borrowings at 30 June 2002.

Type	Expected to mature in						2001-02		2000-01
	2002/03	2003/04	2004/05	2005/06	2006/07	Thereafter	Total	Fair value	Total	Fair value
Bank overdrafts	197	—	—	—	—	—	197	197	71	71
Average rate – floating	7.75%

US dollar Bonds	—	—	—	618,266	—	—	618,265	633,163	689,519	677,315
Average rate – fixed				6.25%

Bank term loans	2,426	—	—	—	26,006	—	28,432	28,432	358	358
Average rate – floating	18.87%				18.75%

Money Market Borrowings									105,000	105,000
Average rate – floating

Medium term notes – US dollars	—	—	—	—	—	—	—	—	197,005	199,527
Average rate – fixed

Other loans and deposits	68	2,701	1,444	1,320	—	—	5,533	5,533	6,946	6,947
Average rate – floating	6.47%	7.87%	7.87%	7.87%

Lease liabilities	3,082	3,117	1,205	942	101	—	8,447	8,447	17,267	17,267
Average rate – fixed	6.91%	8.44%	10.46%	10.46%	9.32%

Interest rate swaps (in thousands of A$)

The following table indicates the types of interest rate swaps used at 30 June 2002 showing their notional amounts and fair values, their maturities and the weighted average interest rates. The average floating rate is the implied market rate for the term of the swap (plus any applicable margin) weighted by the face value of the instrument.

	Expected to mature in						2001-02		2000-01
	2002/03	2003/04	2004/05	2005/06	2006/07	Thereafter	Total	Fair value	Total	Fair value
Receive – fixed rate swaps

Australian dollars	—	—	—	—	—	38,150	38,150	860	39,101	657

Average fixed rate						8.18%
Average floating rate						7.70%

United States dollars	—	—	—	618,265	—	—	618,265	35,665	866,824	14,262

Average fixed rate				6.28%
Average floating rate				4.45%

Pay – fixed rate swaps

Australian dollars	5,000	35,000	10,000	140,000	—	54,726	244,726	(6,026)	246,135	(6,411)

Average fixed rate	6.44%	5.52%	6.5%	5.88%		9.47%
Average floating rate	5.13%	5.57%	5.86%	5.96%		7.08%

United States Dollars	—	—	—	—	—	—	—	—	9,850	(307)

Average fixed rate
Average floating rate

All the receive fixed swaps convert fixed debt to floating debt, hence their fair values are offset by the difference between the fair value and the book value of the underlying debt instrument.

Within policy parameters, pay fixed swaps are used to hedge the economic entity’s floating debt exposure. A portion of the pay fixed swaps greater than 5 years derive from hedging a fixed receivable.

Interest rate options (in thousands of A$)

Interest rate options give the purchaser the right but not the obligation to pay or to receive interest flows for a specified time at a specified rate at a specified date in the future. The following table sets out the interest rate options in place at 30 June 2002, showing the face values, the average interest rates and the fair values.

	Expected to mature in						2001-02		2000-01
	2002/03	2003/04	2004/05	2005/06	2006/07	Thereafter	Total	Fair value	Total	Fair value
Sold

Cap

British Pounds	13,495	—	—	—	—	—	13,495	—	—	—
Average rate	8.15%
Canadian Dollars	3,506	—	—	—	—	—	3,506	—	—	—
Average rate	7.50%
Euro	8,738	—	—	—	—	—	8,738	—	—	—
Average rate	5.80%

Sold

Floor

Pounds sterling	13,495	—	—	—	—	—	13,495	(68)	—	—
Average rate	6.00%
Canadian Dollars	3,506	—	—	—	—	—	3,506	(19)	—	—
Average rate	5.01%
Euro	8,738	—	—	—	—	—	8,738	(1)	—	—
Average rate	3.45%

Bought

Cap

Pounds Sterling	26,990	—	—	—	—	—	26,990	—	—	—
Average rate	8.99%
Canadian Dollars	7,012	—	—	—	—	—	7,012	—	—	—
Average Rate	8.02%
Euro	17,476	—	—	—	—	—	17,746	—	—	—
Average Rate	6.88%

Foreign exchange risk

The Company is exposed to foreign currency exchange rate risk through its borrowings, which are predominantly in United States dollars and through the net assets held by its self sustaining foreign affiliates, which are predominantly denominated in Euro, British pounds and Canadian dollars. The Company uses foreign currency swaps and cross currency swaps to hedge these exposures. The economic entity also uses the foreign exchange market to hedge transactional exposures derived from direct exports, capital purchases and expenses denominated in foreign currencies, and internal loans between the parent company and its wholly owned offshore entities. The following table sets out the face values of foreign currency swaps and cross currency interest rate swaps in place at 30 June 2002, showing the contract rates, maturities and fair values converted to AUD at current rates at balance date.

Derivative instruments subject to foreign exchange risk

(in thousands of A$)

	Expected to mature in						2001-02		2000-01
	2002/03	2003/04	2004/05	2005/06	2006/07	Thereafter	Total	Fair value	Total	Fair value
Sell

Canadian dollars	142,280	—	—	—	—	—	142,280	1,450	119,453	(936)

Average contracted rate	0.8438

British pounds	26,991	—	—	—	—	—	26,991	(105)	38,409	16

Average contracted rate	0.3715

European dollars	57,148	—	—	—	—	—	57,148	(1,350)	—	—

Average contracted rate	0.5847

New Zealand	5,274	—	—	—	—	—	5,274	(44)	—	—

Average contracted rate	1.1669

United States dollars	10,360	—	—	—	—	—	10,360	667	—	—

Average contracted rate	0.5328

Buy

British pounds	37,247	—	—	—	—	—	37,247	862	—	—

Average contracted rate	0.3790

United States dollars	285,554	—	—	—	247,306	—	532,860	45,737	806,935	89,378

Average contracted rate	0.5367				0.7475

ITEM 12 – DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

ITEM 13 – DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES

None

ITEM 14 – MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE PROCEEDS

None

ITEM 15 – RESERVED

Not applicable

ITEM 16 – RESERVED

Not applicable

ITEM 17 – FINANCIAL STATEMENTS

Not responded to as Item 18 complied with.

ITEM 18 – FINANCIAL STATEMENTS

This financial report incorporates full disclosure requirements under both Australian and United States generally accepted accounting principles.

REPORT OF INDEPENDENT AUDITORS

To the members of Mayne Group Limited:

We have audited the accompanying consolidated statements of financial position of Mayne Group Limited and its subsidiary companies (the Group) as of June 30, 2002 and 2001, and the related consolidated statements of financial performance and cash flows for each of the years in the three-year period ended June 30, 2002, all expressed in Australian dollars. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Australia and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group at June 30, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three year period ended June 30, 2002, in conformity with accounting principles generally accepted in Australia.

Accounting principles generally accepted in Australia vary in certain respects from accounting principles generally accepted in the United States of America. An explanation of the significant differences between the two sets of principles as they relate to the Group is presented in Note 37 to the consolidated financial statements. The application of the United States of America’s principles would have affected the determination of consolidated net income for each of the years in the three-year period ended June 30, 2002, and the determination shareholders’ equity at June 30, 2002 and 2001 to the extent summarised in Note 37 to the consolidated financial statements.

KPMG
Chartered Accountants

Melbourne, Australia
11 December 2002

Statements of Financial Performance
for financial year ended 30 June 2002

		Consolidated
	Note 1(b)	2002	2001	2000
		$’000	$’000	$’000
Revenues from ordinary activities	3	5,110,420	3,756,328	3,140,674
Employee expense		(1,663,254)	(1,409,609)	(1,281,750)
Subcontractor expense		(403,637)	(405,754)	(392,053)
Purchases of materials and trading stocks		(991,327)	—	—
Change in inventories		(16,733)	—	—
Consumables expense		(460,479)	(400,017)	(298,385)
Marketing costs		(77,662)	(8,752)	(1,812)
Fleet operation and disribution costs		(152,302)	(107,313)	(99,104)
Occupancy costs		(80,902)	(64,349)	(62,057)
Depreciation and amortisation	4	(197,138)	(137,550)	(136,886)
Borrowing costs	4	(51,476)	(62,739)	(52,951)
Other expenses from ordinary activities		(806,764)	(919,164)	(971,331)
Share of net profits / (losses) of associates accounted for using the equity method	32	(915)	(289)	20

Profit / (loss) from ordinary activities before income tax (expense) / benefit		207,831	240,792	(155,635)
Income tax (expense) / benefit	5	(30,616)	(75,342)	(14,551)

Net profit / (loss)		177,215	165,450	(170,186)
Net profit / (loss) attributable to outside equity interests	22	(3,604)	(3,888)	(3,893)

Net profit / (loss) attributable to members of Mayne Group Limited		173,611	161,562	(174,079)

The accompanying notes form part of this financial report

Statements of Financial Position as at 30 June 2002

		Consolidated
	Note 1(b)	2002	2001
		$’000	$’000
Current Assets
Cash and deposits	8	425,623	580,988
Receivables	9	987,137	516,784
Inventories	10	402,828	42,746
Other current assets	11	32,781	113,905

Total Current Assets		1,848,369	1,254,423

Non-Current Assets
Deposits	8	41,998	3,777
Receivables	12	8,512	14,868
Investments accounted for using the equity method	32	8,382	8,798
Other financial assets	13	25,893	18,068
Property, plant & equipment	14	1,450,658	1,178,263
Intangibles	15	1,707,827	506,793
Deferred tax assets	16	232,142	131,237
Other	16	67,454	97,568

Total Non-Current Assets		3,542,866	1,959,372

Total Assets	25	5,391,235	3,213,795

Current Liabilities
Payables	17	787,719	499,482
Interest-bearing liabilities	18	5,773	311,694
Current tax liabilities	19	9,975	49,539
Provisions	19	211,233	152,310

Total Current Liabilities		1,014,700	1,013,025

Non-Current Liabilities
Payables	17	8,447	21,452
Interest-bearing liabilities	18	655,101	704,473
Deferred tax liabilities	19	71,194	42,007
Provisions	19	23,969	23,163

Total Non-Current Liabilities		758,711	791,095

Total Liabilities		1,773,411	1,804,120

Net Assets		3,617,824	1,409,675

Equity
Mayne Group Limited Interest
Contributed equity	20	3,403,284	1,266,252
Reserves	21	(2,766)	(27,448)
Retained profits	21	214,146	153,953

Total Mayne Group Limited equity interest		3,614,664	1,392,757

Outside equity interests	22	3,160	16,918

Total Equity		3,617,824	1,409,675

The accompanying notes form part of this financial report

Statements of Cash Flows
for financial year ended 30 June 2002

		Consolidated
	Note 1(b)	2002	2001	2000
		$’000	$’000	$’000
Cash Flows from Operating Activities
Cash receipts from customers		5,366,314	3,189,932	3,025,609
Cash payments to suppliers and employees		(5,066,071)	(3,016,620)	(2,766,305)
Dividends and trust distributions received		1,863	730	—
Interest received		32,566	17,410	5,137
Borrowing costs paid		(55,725)	(50,409)	(50,371)
Income taxes (paid)/refunded		(98,888)	(56,058)	(40,600)

Net operating cash flows	23	180,059	84,985	173,470

Cash Flows from Investing Activities
Proceeds/(payments) on disposal of entities		23,474	456,683	16,768
Payments for acquisition of entities		(267,742)	(9,435)	(87,543)
Proceeds from sale of property, plant and equipment		89,161	19,098	24,599
Payments for property, plant and equipment		(174,952)	(145,077)	(174,304)
Proceeds from sale of investments		3,796	—	12,103
Payments for investments		(5,493)	(2,554)	(10,853)
Proceeds from loans repaid		678	2,865	517
Payments for loans		(968)	(2,422)	—
Payments for additional equity in controlled entities		(60,596)	(143)	(5,755)
Payments for loans to associated entities		—	—	(295)
Proceeds from sale of Faulding
oral pharmaceutical business		1,312,257	—	—
Payments for amounts capitalised into goodwill		(73,821)	—	—

Net investing cash flows		845,794	319,015	(224,763)

Cash Flows from Financing Activities
Proceeds from issue of shares		9,823	206,465	453
Proceeds from borrowings		46,801	106,217	414,235
Repayments of borrowings		(1,094,091)	(231,757)	(369,387)
Finance lease principal		(9,139)	(7,737)	(552)
Payments for share buy-back		—	—	(39,296)
Dividends paid		(66,241)	(33,171)	(63,298)
Realised foreign exchange gains		(60,042)	16,123	26,973

Net financing cash flows		(1,172,889)	56,140	(30,872)

Net increase/(decrease) in cash held		(147,036)	460,140	(82,165)
Cash at the beginning of the financial year		580,901	109,761	184,726
Effect of exchange rate changes on cash held		(8,454)	11,000	7,200

Cash at the end of the financial year	23	425,411	580,901	109,761

The accompanying notes form part of this financial report

Notes to financial statements for the financial year ended 30 June 2002

1.    Statement of Significant Accounting Policies

The significant policies which have been adopted in the preparation of this financial report are:

(a) Basis of preparation

The financial report, being a general purpose financial report, has been prepared in accordance with the following significant accounting policies which, except where there is a change in accounting policy which is separately disclosed, are generally consistent with previous years and which are also in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

The financial report has been prepared in accordance with conventional historical cost principles and has not been adjusted to take account of changing money values except to the extent that the revaluations of certain non-current assets partially reflect such changes.

(b) Financial Year

The 2002 financial year comprised the year ended 30 June 2002 compared to the 2001 financial year which comprised 52 weeks from 3 July 2000 through to 30 June 2001 and the 2000 financial year which comprised 52 weeks from 5 July 1999 through to 2 July 2000. The accounts have been prepared in accordance with the versions of applicable Accounting Standards in force for financial years ending on 30 June.

From 1 July 2001 the economic entity has operated on fiscal years ending on 30 June.

(c) Reclassification of financial information

As a result of the adoption on 2 July 2000 of the revised standards AASB 1018 “Statement of Financial Performance”, AASB 1034 “Financial Report Presentation and Disclosures” and the new AASB 1040 “Statement of Financial Position” certain line items and sub-totals reported for the year ended 2 July 2000 were reclassified and repositioned in the financial statements.

Revenue and expense items previously disclosed as abnormal were reclassified and disclosed as individually significant items in Note 4. Abnormal items are no longer included separately on the face of the statement of financial performance.

The reconciliation of opening to closing retained profits was transferred from the face of the statement of financial performance to Note 21.

The following assets and liabilities were removed from previous classifications and disclosed as separate line items on the face of the statement of financial position:

- investments accounted for using the equity method, previously included within other financial assets
- deferred tax assets, previously included within other non-current assets
- current tax liabilities, previously included within current provisions
- deferred tax liabilities, previously included within non-current provisions

(d) Revenue recognition

Sales revenue comprises revenue earned (net of discounts and allowances) from the provision of services and from the sale of goods to entities outside the economic entity. Sales revenue is recognised when the service has been performed or when the economic entity has passed control and title of the goods to the buyer. Prepaid revenue for freight satchels and stickers is deferred and recognised when the service has been completed using systems which monitor sales and service patterns.

Interest income is recognised as the interest accrues.

The gross proceeds of asset sales are recognised as revenue once a contract of sale has been finalised and the profit or loss on disposal is brought to account.

Dividend income from controlled entities is brought to account in the parent entity at the time the dividends have been declared by the controlled entities. Dividend income from associated entities is brought to account at the time the dividends are received.

(e) Foreign Currency

Transactions:

Foreign currency transactions are translated to Australian currency at average rates approximating the rates of exchange applicable at the transaction dates and gains and losses have been brought to account in determining period income.

Amounts receivable and payable in foreign currencies at balance date have been translated at the rates of exchange ruling on that date. Exchange differences relating to amounts receivable and payable in foreign currencies are brought to account as exchange gains or losses in the statement of financial performance in the financial year in which the exchange rates change.

Translation of the financial statements of overseas controlled entities:

Assets and liabilities of overseas controlled entities have been translated at the rates of exchange ruling at balance date.

The statements of financial performance have been translated at an average rate for the year. Exchange differences arising on translation have been transferred to the Exchange Fluctuation Reserve.

The balance of the foreign currency translation reserve relating to a controlled entity that is disposed of is transferred to retained earnings in the year of disposal.

Hedges:

Having regard to natural currency hedges, where foreign assets are offset against foreign liabilities, the Directors have, where prudent, entered into specific hedge transactions to protect the value of equity in and loans to overseas controlled entities. In accordance with the requirements of AASB 1012 - “Foreign Currency Translation” gains or losses resulting from these transactions relating to self-sustaining controlled entities have been transferred to the Exchange Fluctuation Reserve.

Where hedge transactions are designed to hedge the purchase or sale of goods or services, exchange differences arising up to the date of the purchase or sale, together with any costs or gains arising at the time of entering into the hedge, are deferred and included in the measurement of the purchase or sale.

Any exchange differences on the hedge transaction after the date of the purchase or sale are included in the statement of financial performance.

(f) Income Tax

Tax effect accounting is adopted in both the parent entity and economic entity financial statements. To the extent that timing differences occur between the time items are taken up in the financial statements and when they are taken into account for determination of taxable income, the related taxation liability or benefit calculated at current rates is disclosed in the financial statements as “Deferred Tax Liabilities” or “Deferred Tax Assets”. Future income tax benefits are not brought to account as deferred tax assets unless realisation of the asset is assured beyond reasonable doubt. Future income tax benefits relating to entities with tax losses are only brought to account when their realisation is virtually certain. The tax effect of capital losses are not recorded unless realisation is virtually certain.

Withholding tax payable on the distribution of profits from overseas investments is brought to account at the time dividends are proposed. Capital gains tax is provided in the statement of financial performance in the period in which an asset is sold.

When an asset is revalued capital gains tax is not provided at the time of revaluation unless it is known that the asset will eventually be sold.

(g) Inventory Valuation

Inventory held for internal use, inventory held for resale and raw materials have been valued at the lower of cost and net realisable value.

Overheads directly related to production are included in calculating inventory costs.

(h) Receivables

Trade debtors are generally to be settled within 30 days and are carried at amounts due. Other debtors are carried at amounts due.

The collectibility of debts is assessed at balance date and specific provisions are made for any doubtful accounts. In addition a general provision is maintained.

Notes to the financial statements for the financial year ended 30 June 2002 (continued)

1.    Statement of Significant Accounting Policies (continued)

(i)    Investments

The economic entity financial report is a consolidation of the financial statements of the parent entity (holding company) and all its controlled entities (subsidiaries) and equity consolidation of all of its associated entities.

The controlled entities have been determined in accordance with the definition in AASB 1024 “Consolidated Accounts”. AASB 1024 defines control as the capacity of an entity to dominate decision making, directly or indirectly, in relation to the financial and operating policies of another entity so as to enable the other entity to operate with it in achieving the objectives of the controlling entity.

The associated entities have been determined in accordance with AASB 1016 “Accounting for Investments in Associates”. This includes all associated entities over which the parent entity has the capacity to influence significantly the policies of that associate.

Outside interests in the equity and results of the entities that are controlled by the economic entity are shown as a separate item in the consolidated accounts.

All inter-entity transactions and balances have been eliminated on consolidation.

Accounts of foreign controlled entities prepared in accordance with foreign accounting principles are, for consolidation purposes, amended to conform with Australian generally accepted accounting principles.

(j)    Property, Plant & Equipment

Acquisition:

Items of property, plant & equipment are recorded at cost and depreciated as outlined in Note 1(p).

Revaluations:

Land and buildings are independently revalued every three years to their fair values based on their highest and best use. In the intervening periods the fair values are reassessed in the light of prevailing trading conditions by reference to the present values of the net cash inflows generated by the operations using the land and buildings which can be attributed to these assets. These valuations are disclosed as Directors’ valuations.

No revaluations of land and buildings have taken into account the potential capital gains tax in relation to Australian assets.

Assets held for resale:

Items of property, plant & equipment held for resale are classified as Other Current Assets. These assets are carried at their fair values.

(k)    Intangibles

Goodwill:

Purchased goodwill and goodwill on consolidation, representing the difference between the cost of investments in certain businesses and controlled entities and the fair value of the net assets acquired, have been reviewed by the directors to confirm that the current valuation is appropriate and systematically amortised against operating income over the period of time, not exceeding twenty years, during which benefits are expected to arise.

Brand names and licences:

The brand names and licences, where applicable, have all been acquired with purchases of businesses or controlled entities. Acquired brands are only recognised where title is clear, brand earnings are separately identifiable and the brand could be sold separately from the rest of the business.

No annual amortisation is provided except where the end of the economic life of the acquired brand or licence can be foreseen and is limited by technical, commercial or legal factors.

The value inherent in the brand names and licences is reliant on the ability to generate superior returns for the business. The economic entity has adopted a policy to review the useful life and recoverable amount on an annual basis in conjunction with a triennial independent valuation of each brand and licence.

(l)    Capitalisation of Interest

Building projects:

To establish the costs of capital projects, interest is capitalised on capital projects during development. The interest is amortised over the estimated useful life of the relevant fixed asset.

(m)    Capitalisation of Leased Assets

Finance lease assets and liabilities are capitalised in the financial statements. Assets and liabilities have been recorded at the present value of the minimum lease payments from the beginning of the lease term. Leased assets are amortised over the lease term, or over the expected life of the leased property. The lease liabilities have been classified between current and non-current amounts.

(n)    Recoverable amounts of Non-Current Assets valued on a cost basis

The carrying amounts of non-current assets valued on a cost basis are reviewed to determine whether they are in excess of their recoverable amount at balance date. If the carrying value of a non-current asset exceeds its recoverable amount, the asset is written down to the lower amount. In assessing the recoverable amount the relevant cash flows have not been discounted to their present value.

(o)    Deferred Expenditure

Material items of expenditure are deferred to the extent that future economic benefits can be measured reliably, are recoverable out of future revenue, do not relate solely to revenue which has already been brought to account and will contribute to the future earning capacity of the economic entity.

Deferred expenditure is amortised over the period in which the related benefits are expected to be realised and is reviewed in accordance with the policy set out in Note 1(n).

(p)    Depreciation and amortisation

Freehold Properties:

Depreciation of buildings on freehold land has been calculated on their fair value. Buildings are depreciated at 2.5% per annum.

Leasehold Improvements:

The fair values of leasehold improvements are amortised by equal annual charges over the unexpired lease periods.

Plant and Equipment:

Provision for depreciation of these assets is calculated by the straight line method at various rates appropriate to their estimated useful lives.

Depreciation rates range from 5% per annum to 33.3% per annum dependent upon the nature and useful life of the asset.

Leased Plant and Equipment:

Provision for depreciation of these assets is calculated by the straight line method at various rates appropriate to their estimated useful lives.

Depreciation rates range from 5% per annum to 33.3% per annum dependent upon the nature and useful life of the asset.

Notes to the financial statements for the financial year ended 30 June 2002 (continued)

1.    Statement of Significant Accounting Policies (continued)

(q)    Payables

Trade creditors are generally settled within 30 days and are carried at amounts payable. Other creditors are carried at amounts payable.

(r)    Employee Entitlements

Wages, Salaries, Annual Leave and Sick Leave:

The provisions for employee entitlements to wages, salaries, annual leave and vesting sick leave represent the amount which the economic entity has a present obligation to pay resulting from employees’ services provided up to the balance date. The provisions have been calculated at nominal amounts based on prevailing wage and salary rates and including related on-costs.

Long Service Leave:

The liability for employee entitlements to long service leave represents the present value of the estimated future cash outflows to be made by the employer resulting from employees’ services provided up to the balance date.

In determining the liability for employee entitlements, consideration has been given to future increases in wage and salary rates, and the economic entity’s experience with staff departures. Related on-costs have also been included in the liability.

Superannuation Funds:

The economic entity contributes to several superannuation funds. Contributions are charged against income as they are made.

Executive Share Option Plan:

The parent entity granted options to certain employees under an executive share option plan. Other than the costs incurred in administering the scheme, which are expensed as incurred, the scheme does not result in any expense to the economic entity.

Employee Share Acquisition Plan:

During the 1998/1999 financial year the economic entity granted shares to certain employees under an employee share acquisition plan. An interest free loan has been advanced to employees under this scheme. The loan is carried in the accounts at its recoverable amount. The costs incurred in administering the scheme and the cost of any write down of the loan to employees to its recoverable amount are an expense to the economic entity.

During the current financial year eligible employees were invited to purchase approximately $1,000 of Mayne Group ordinary shares at a purchase price of 1 cent per share. Other than the costs incurred in administering the scheme, which are expensed as incurred, the scheme does not result in any expense to the economic entity.

(s)    Provisions

A provision is recognised when a legal or constructive obligation exists as a result of a past event and it is probable that this will result in an outflow of economic benefits.

Where the effect is material, provisions are determined by discounting the expected future cash flows at a rate that reflects the time value of money and the risks specific to the liability.

Restructuring:

A provision for restructuring is recognised at acquisition where there is a demonstrable commitment and a detailed plan such that there is little or no discretion to avoid the payments and the amounts can be reliably estimated. Such provisions relate only to costs associated with the acquired entity.

Other provisions for restructuring are recognised when a detailed plan has been approved and the restructure has commenced or been publicly announced.

Onerous contracts:

Provision is made where the economic entity is party to onerous contracts.

Surplus leased premises:

Provisions are made in circumstances where the economic entity has entered into non-cancellable operating leases for premises which have either been vacated or have been sub-let at lower rentals than the economic entity is paying.

(t)    Derivatives

The economic entity is exposed to changes in interest rates and foreign exchange rates from its activities. To hedge these exposures the economic entity uses derivative financial instruments, including interest rate swaps, cross currency interest rate swaps, foreign exchange swaps and interest rate options. The economic entity does not enter, hold or issue derivative financial instruments for trading purposes. Controls have been put in place to monitor compliance with economic entity policy. Derivative financial instruments that are designated as hedges and are effective as hedges of underlying exposures are accounted for on the same basis as the underlying exposure.

Interest Rate Swaps:

Interest payments and receipts under interest rate swap contracts are recognised on an accruals basis in the statement of financial performance as an adjustment to interest expense during the period.

Cross Currency Interest Rate Swaps:

Interest payments and receipts under cross currency interest rate swap contracts are recognised on an accruals basis in the statement of financial performance as an adjustment to interest expense during the period. The accounting for principal amounts is set out in Note 1 (e).

Foreign Exchange Swaps:

Interest payments and receipts under foreign exchange swap contracts are recognised on an accruals basis in the statement of financial performance as an adjustment to interest expense during the period.

Interest Rate Options:

Interest rate options are used to hedge interest rate exposures. The premiums paid on interest rate options and any realised gains or losses on exercise are included in other assets and are amortised to interest expense over the terms of the agreements.

(u)    Goods and services tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the GST is not recoverable from the Australian Tax Office (ATO), when it is recognised as part of the cost of acquisition of an asset or as part of an expense.

Receivables and payables are stated with the amount of GST included.

The net amount recoverable from or payable to the ATO is included as a current asset or a current liability in the statement of financial position.

Cash flows are included in the statement of cash flows on a gross of GST basis. GST components of investing and financing cash flows recoverable from or payable to the ATO are classified as operating cash flows.

(v)     Use of estimates

The preparation of the consolidated financial report in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial report and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

(w)     Nature of operations

The economic entity operates substantial businesses in four core service industries: Hospitals, Health Services, Pharmaceuticals and Logistics. Hospitals comprises the management of stand alone and co-located private hospitals as well as public hospital management. The Hospital division operates predominantly in Australia along with operations in Indonesia and Fiji. Health Services include pathology and diagnostic imaging services, medical centres and the provision of distribution and retail management services to pharmacies. Health Services operations are solely in Australia. Pharmaceuticals includes the development, manufacture and distribution of injectible pharmaceuticals and of health and personal care products. Pharmaceuticals operates in Australia, North America and Europe. Logistics services include time-critical express, contract logistics and cash logistics. Logistics businesses operate predominantly in Australia and Canada. Logistics businesses in the United Kingdom were divested during the prior year.

Notes to the financial statements for the financial year ended 30 June 2002 (continued)

2.    Change in accounting policy

The economic entity has applied AASB 1005 “Segment Reporting” and AASB 1027 “Earnings per Share” for the first time from 1 July 2001.

Comparative figures have been restated in accordance with the requirements of these standards.

The economic entity applied AASB 1041 “Revaluation of Non-Current Assets” for the first time from 3 July 2000. The standard required each class of non-current asset, other than inventories, foreign currency monetary assets, goodwill, investments valued using the equity accounting method, deferred tax assets and other assets measured at net market value where the market value movements are recognised in the statement of financial position, to be measured on either the cost or fair value basis.

The economic entity applied AASB 1041 as follows:

The economic entity adopted the fair value basis for land and buildings. The change in accounting policy had no financial effect in the prior period as the fair value did not change from 3 July 2000 to 30 June 2001. In the current period the financial effect of the triennial independent revaluation of land and buildings has been reflected.

All other classes of non-current assets to which AASB 1041 applies, such as plant and equipment, intangibles other than goodwill, investments and non-current receivables, continue to be measured on the cost basis.

Notes to the financial statements for the financial year ended 30 June 2002 (continued)

		Consolidated
	Note	2002	2001	2000
		$’000	$’000	$’000
3. Revenue

Revenue from operating activities:
Sales Revenue
- Revenue from services		3,085,707	3,158,663	3,100,402
- Revenue from sale of goods		1,906,250	—	—

Other Revenue
Dividends received
- other persons		1,003	25	—

Interest received
- other associated entities		15	13	—
- other persons		31,899	20,363	4,881

Revenue from outside operating activities:
Proceeds on sale of non-current assets
- property, plant and equipment		17,186	23,615	25,208
- businesses and controlled entities		4,551	553,649	10,183

Other Income		63,809	—	—

		5,110,420	3,756,328	3,140,674

Notes to the financial statements for the financial year ended 30 June 2002 (continued)

	Consolidated
	2002	2001	2000
	$’000	$’000	$’000
4. Operating Profit

(a) Operating Profit/(Loss) from ordinary activities before income tax includes the following specific net gains and expenses:
Cost of goods sold	(1,583,979)	—	—

Borrowing costs:
- Other persons	(50,904)	(60,379)	(52,165)
- Finance leases	(572)	(2,360)	(2,083)

	(51,476)	(62,739)	(54,248)
- Less interest capitalised	—	—	1,297

	(51,476)	(62,739)	(52,951)

Amortisation and depreciation of:
- Goodwill	(66,912)	(26,694)	(26,089)
- Operating rights and research and development	(1,421)	—	—
- Freehold buildings	(17,216)	(15,157)	(12,754)
- Leasehold improvements	(5,232)	(4,718)	(7,075)
- Plant and equipment	(100,708)	(81,729)	(80,748)
- Leased plant and equipment	(4,552)	(8,024)	(6,740)
- Deferred expenditure	(1,097)	(1,228)	(3,480)

	(197,138)	(137,550)	(136,886)

Bad and doubtful debts expense	(6,133)	(5,989)	(11,581)
Net gain on sale of property, plant & equipment	7,564	3,898	3,250
Net loss on sale of property, plant & equipment	(2,275)	(540)	(1,762)
Net gain on sale of investments	3,796	224,994	2,664
Net loss on sale of investments	—	(23,922)	(4,041)
Provision for employee benefits	(100,608)	(84,272)	(84,340)
Operating lease rentals:
- Property	(66,912)	(75,763)	(81,514)
- Plant and equipment	(34,606)	(73,947)	(72,556)
Realised foreign exchange gains/(losses)	(9)	25	(139)
Unrealised foreign exchange gains/(losses)	(161)	35	1,042

(b) Individually significant items included in profit/(loss) from ordinary activities before income tax expense:
Gain on disposal of UK Express business	4,551	224,876	—
Loss on disposal of Australian ports business	—	(23,922)	—
Revision of estimates on provisions and contingencies	—	(33,487)	—
Restructuring expense	(26,843)	(76,112)	(27,423)
Rebranding expense	—	(19,402)	—
Year 2000 compliance expenses	—	—	(10,468)
Write down of assets to recoverable amount	—	—	(98,976)
Write down of deferred commencement costs	—	—	(50,865)
Provision for doubtful debts	—	—	(4,683)
Goodwill & brandnames written off	—	—	(85,591)

	(22,292)	71,953	(278,006)

Notes to the financial statements for the financial year ended 30 June 2002 (continued)

	Consolidated
	2002	2001	2000
	$’000	$’000	$’000
5. Income Tax

Benefit for Tax Losses incurred

(a) Benefit Recognised

Included in the balance shown for deferred tax asset in Note 16 are the following amounts in respect of tax losses which have been tax effected for accounting purposes:
Included in deferred tax asset	55,086	21,388	16,572

(b) Benefit Not Recognised

The potential future income tax benefit in controlled entities arising from tax losses (revenue and capital) not recognised as an asset because recovery is not virtually certain is estimated at:	10,750	3,289	828

This benefit for tax losses will only be obtained if:

(i) the relevant company derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised or the benefit can be utilised by another company in the economic entity;

(ii) the relevant company and/or economic entity continues to comply with conditions for deductibility imposed by tax legislation; and

(iii) no changes in tax legislation adversely affect the relevant company and/or economic entity in realising the benefit from the deductions for the losses.

Notes to the financial statements for the financial year ended 30 June 2002 (continued)

	Consolidated
	2002		2001		2000
6. Earnings per Share

Basic earnings per share:
Before significant items	21.3	c	26.8	c	22.0	c
Profit and loss from ordinary activities	24.6	c	40.7	c	(50.7	)c

Fully diluted earnings per share:
Before significant items	21.2	c	26.7	c	22.0	c
Profit and loss from ordinary activities	24.5	c	40.6	c	(50.7	)c

	$’000		$’000		$’000
Reconciliation of earnings used in calculation of basic and fully diluted earnings per share before and after significant items:

Profit after tax and outside equity interests before significant items	150,299		106,405		75,422
Significant items	23,312		55,157		(249,501)

Profit and loss from ordinary activities	173,611		161,562		(174,079)

	NUMBER OF SHARES

Reconciliation of weighted average number of shares used in the calculation of earnings per share:

Weighted average number of ordinary shares used	706,627,202		397,146,527		343,199,092
Add: Effect of of potential conversion to ordinary shares under the executive options scheme	1,234,919		777,137		332,216

Weighted average number of shares used in calculation of diluted earnings per share	707,862,121		397,923,664		343,531,308

Notes to the financial statements for the financial year ended 30 June 2002 (continued)

	Consolidated
	2002	2001	2000
	$’000	$’000	$’000
7. Dividends

Over/(under) provision for prior period	(121)	—	834

Interim ordinary paid 28 March 2002 6.0c (100% franked Class C, 30%)
(2001-paid 30 March 2001 6.0c (100% franked Class C, 34%)
(2000-paid 31 March 2000 12.0c (40% franked Class C, 36%)	(48,514)	(26,370)	(40,591)

Provision for final ordinary payable 30 September 2002 8.0c
(40% franked Class C, 30% )
(2001-paid 28 September 2001 7.0c 100% franked Class C, 30%)
(2000-paid 29 September 2000 5.0c 100% franked Class C, 34%)	(64,783)	(30,980)	(17,667)

	(113,418)	(57,350)	(57,424)

	Consolidated
	2002	2001
	$’000	$’000
8. Cash and Deposits

Current
Cash on hand and at banks	119,927	40,973
Deposits	305,696	540,015

	425,623	580,988

Deposits are denominated in the following currencies:
Australian Dollars	231,977	377,097
United States Dollars	3,281	4,156
Canadian Dollars	65,736	68,369
Great British Pounds	—	79,528
Malaysian Ringgit	3,532	4,452
Indonesian Rupiah	1,170	6,072
New Zealand Dollars	—	341

	305,696	540,015

Weighted average interest rates	4.22%	5.00%

Non Current
Deposits	41,998	3,777

Deposits are denominated in the following currencies:
Australian dollars	41,026	2,368
United States Dollars	788	860
Fijian Dollars	184	549

	41,998	3,777

Weighted average interest rates	8.29%	8.83%

9. Receivables (Current)

Trade debtors	789,730	375,890
Provision for doubtful debts	(30,237)	(12,815)

	759,493	363,075
Other debtors	222,249	153,709
Loans to director	5,395	—

	987,137	516,784

Notes to the financial statements for the financial year ended 30 June 2001 (continued)

	Consolidated
	2002	2001
	$’000	$’000
10. Inventories

Raw materials and stores at cost	75,088	37,836
Work in progress at cost	16,972	—
Finished goods at cost	299,799	4,910
Finished goods at net realisable value	10,969	—

Total Inventories at Cost	402,828	42,746

11. Other Current Assets

Prepayments	32,781	18,358
Assets held for resale	—	95,547

	32,781	113,905

12. Receivables (Non-Current)

Loans to executives	2,183	7,845
Loan to Employees re Share Acquisition Plan	6,329	7,023

	8,512	14,868

13. Other financial assets

Investments in other entities (a) (b)

Quoted on prescribed Stock Exchanges:
- Shares at market value	4	4

- Shares at cost	4	4

Not quoted on prescribed Stock Exchanges:
- Shares at cost	22,796	15,660
- Loans at cost	693	—
Interest in partnership at cost	2,400	2,404

	25,893	18,068

Total Other Investments	25,893	18,068

Notes to the financial statements for the financial year ended 30 June 2002 (continued)

	Consolidated
	2002	2001
	$’000	$’000
13. Other financial assets (continued)

(a) Other investments are denominated in the following currencies:
Australian Dollars	25,893	18,068

	25,893	18,068

(b) Non interest bearing	25,893	18,068

	25,893	18,068

14. Property, Plant and Equipment

Freehold land and buildings
At 2002 Directors valuation	854,017	—
At 2001 Directors’ valuation	—	810,681

Total at cost/valuation (a)	854,017	810,681

Provision for depreciation of buildings on freehold land
At 2002 Directors valuation	(10,115)	—
At 2001 Directors’ valuation	—	(33,056)

Total provision for depreciation	(10,115)	(33,056)

Freehold land and buildings written down value
At cost	—	—
At 2001 Directors’ valuation	843,902	—
At 2002 independent valuation	—	777,625

Total written down value	843,902	777,625

Notes to the financial statements for the financial year ended 30 June 2002 (continued)

	Consolidated
	2002	2001
	$’000	$’000
14. Property, Plant and Equipment (continued)

Leasehold improvements
At 2002 Directors’ valuation	138,803	—
At 2001 Directors’ valuation	—	135,563

Total at cost/valuation	138,803	135,563

Provision for amortisation of leasehold improvements
At 2002 Directors’ valuation	(71,494)	—
At 2001 Directors’ valuation	—	(71,708)

Total provision for amortisation	(71,494)	(71,708)

Leasehold improvements written down value
At 2002 Directors’ valuation	67,309	—
At 2001 Directors’ valuation	—	63,855

Total written down value	67,309	63,855

Plant and equipment
At cost	869,133	675,889
Provision for depreciation	(482,688)	(416,671)

Written down value	386,445	259,218

Assets under construction
At cost	122,307	58,010

Leased plant and equipment
At capitalised cost	48,993	34,526
Provision for amortisation	(18,298)	(14,971)

Written down value	30,695	19,555

Total property, plant and equipment written down value	1,450,658	1,178,263

(a)	Included in the cost is capitalised interest of $1.91 5 million (June 2001 $1.981 million) of which $ nil (June 2001 $nil ) was capitalised during the current year.

(b)	Revaluation of properties

In the 2001/2002 financial year, in accordance with the economic entity’s policy of triennial revaluations, certain freehold and long term leasehold land and buildings (including integral plant) owned by Mayne Group Limited and its controlled entities were independently valued. The carrying values of the properties were written up or down in the respective accounts in accordance with those valuations.

Properties were valued on the basis of the open market value of the properties based on their highest and best use. The carrying values of freehold and long term leasehold land and buildings (including integral plant) at 2002 Directors valuation are managements’ assessment based on these independent valuations.

The economic entity adopted AASB 1041 “ Revaluation of Non-Current Assets” from 3 July 2000 and elected to continue to carry freehold and long term leasehold land and buildings at their fair values. AASB 1041 requires assessment of the fair values at each balance date. Because independent valuations are not performed at each balance date, the fair values in the intervening periods are disclosed as “at Directors’ valuation”, even where the carrying values are still the same as at the last independent valuation. Fair values at balance date were assessed by reference to the discounted cash flows attributable to the relevant pool of assets.

(c)	Recoverable amounts of non-current assets

Included in assets under construction are capitalised costs relating to software development of core information technology systems. In assessing the recoverable amount of these non current assets regard has been made to the planned capital expenditure required to complete the project relative to the future benefits to the business which are expected to be derived from these core systems.

Included in leasehold improvements is a provision for impairment of $ 50.8 million (June 2001 $ 59.4 million) of which $ 8.6 million was released during the current period (June 2001 $ 7.9 million).

Notes to the financial statements for the financial year ended 30 June 2002 (continued)

14. Property, Plant and Equipment (continued)

Reconcilations of the carrying amounts for each class of property, plant and equipment are set out below:

	Freehold land and buildings	Leasehold improvements	Plant and equipment	Assets under construction	Leased plant and equipment	Total
	$ ’000	$ ’000	$ ’000	$ ’000	$ ’000	$ ’000
Consolidated—2002
Carrying amount at start of year	777,625	63,855	259,218	58,010	19,555	1,178,263
Additions	1,317	5,761	112,813	50,732	2,171	172,794
Transfers	179	3,755	43,256	(47,190)	—	—
Disposals	(3,837)	(154)	(4,586)	(2,771)	(549)	(11,897)
Additions through acquisitions of entities	72,360	—	87,600	63,966	14,063	237,989
Revaluation increments	8,777	(573)	—	—	—	8,204
Write down to recoverable amounts	—	—	—	—	—	—
Depreciation/amortisation expense	(17,216)	(5,232)	(100,708)	—	(4,552)	(127,708)
Foreign currency exchange differences	4,697	(103)	(11,148)	(440)	7	(6,987)

Carrying amount at end of year	843,902	67,309	386,445	122,307	30,695	1,450,658

	Freehold land and buildings	Leasehold improvements	Plant and equipment	Assets under construction	Leased plant and equipment	Total
	$ ’000	$ ’000	$ ’000	$ ’000	$ ’000	$ ’000
Consolidated—2001
Carrying amount at start of year	604,145	82,578	272,511	73,013	25,364	1,057,610
Additions	1,658	6,013	54,709	113,002	3,792	179,174
Transfers	34,439	10,721	31,625	(76,168)	(617)	—
Disposals	(36,681)	(34,366)	(47,811)	(53,193)	(802)	(172,852)
Additions through acquisitions of entities	189,723	13	24,372	—	—	214,108
Revaluation increments	—	—	—	—	—	—
Write down to recoverable amounts	—	—	—	—	—	—
Depreciation/amortisation expense	(15,157)	(4,718)	(81,729)	—	(8,024)	(109,628)
Foreign currency exchange differences	(502)	3,614	5,541	1,356	(158)	9,851

Carrying amount at end of year	777,625	63,855	259,218	58,010	19,555	1,178,263

Notes to the financial statements for the financial year ended 30 June 2002 (continued)

	Consolidated
	2002	2001
	$’000	$’000
15. Intangibles

Goodwill at cost	1,613,676	486,704
Provision for amortisation	(156,407)	(90,653)

Written down value	1,457,269	396,051
Brand names at cost	108,492	—
Licences at cost	143,484	110,742
	(1,418)	—

Written down value	142,066	110,742

Total Intangibles written down value	1,707,827	506,793

During the 1999/2000 financial year a charge of $4.821 million was made as a significant expense for the period to write down the carrying value of goodwill to its recoverable amount.

During the1999/2000 financial year licences relating to pathology and imaging business operations were independently valued by Trowbridge Consulting. This resulted in a separation of the book values of brand names and licences. The residual carrying values of brands were then written down. This resulted in a charge of $80.77 million as a significant expense for the period.

16. Other Non-current Assets

Deferred tax asset	232,142	131,237

Deferred expenditure	6,607	6,890
Provision for amortisation	(2,302)	(1,441)

Written down value	4,305	5,449

Cross currency swap principal	60,015	88,517
Other	3,134	3,602

Other non-current assets	67,454	97,568

During the 1999/2000 financial year a charge of $50.865 million was made to the profit and loss account to write down the carrying value of deferred expenditure following reassessment of the carrying values.

17. Payables

Current
Trade creditors	386,952	102,918
Other creditors (a)	400,767	396,564

	787,719	499,482

Non current
Other	8,447	21,452

	8,447	21,452

(a)	Included in other creditors is a liability for self insured workers compensation in the following Australian States:

New South Wales	$13.852 million (June 2001 $17.596 million)
Victoria	$6.166 million (June 2001 $9.504 million)
Queensland	$ 3.961 million (June 2001 $3.569 million)
Western Australia	$0.877 million (June 2001 $ 0.989 million)
South Australia	$0.203 million (June 2001 $0.263 million)

(b)	Included in other creditors are provisions for onerous contracts of $ 20.7 million (June 2001 $ 32.6 million ) of which $ 11.9 million was released during the current period (June 2001 $ 7.7 million)

Notes to the financial statements for the financial year ended 30 June 2002 (continued)

	Consolidated
	2002	2001
	$’000	$’000
18. Interest-bearing liabilities

Current
Bank overdrafts (unsecured - (a))	197	71
Bank term loans (unsecured - (a))	2,426	177
Money market borrowings (unsecured - (a))	—	105,000
Medium term notes (unsecured - (a))	—	197,006
Other borrowings (unsecured - (a))	68	1,296
Lease liabilities (a)	3,082	8,144

	5,773	311,694

(a) Current interest-bearing liabilities are denominated in the following currencies:
Australian Dollars	3,357	113,004
United States Dollars	—	197,006
Chinese Yuan	—	177
Indonesian Rupiah	2,351	—
Thai Baht	65	211
Malaysian Ringgit	—	1,296

	5,773	311,694

Non current
United States dollar denominated bonds (unsecured - (b))	618,265	689,519
Bank term loans (secured - (b) (c))	26,006	181
Other borrowings (unsecured - (b))	5,465	5,650
Lease liabilities (b)	5,365	9,123

	655,101	704,473

(b) Non current interest-bearing liabilities are denominated in the following currencies:
Australian Dollars	10,830	14,954
Indonesian Rupiah	26,006	—
United States Dollars	618,265	689,519

	655,101	704,473

(c) In the prior year the bank term loan is secured by a lien over an investment in a research and development syndicate

The liabilities created by borrowings denominated in currencies other than Australian dollars and attendant foreign currency swaps provide a hedge to the economic entity’s net assets in self sustaining foreign operations.

 Notes to the financial statements for the financial year ended 30 June 2002 (continued)

18.    Interest-bearing liabilities (continued)

 Maturity profile:

	Year ended 30 June 2002 Expected to mature in
Type	2001/02 $’000	2002/03 $’000	2003/04 $’000	2004/05 $’000	2005/06	Thereafter $’000	2002 Totals $’000
Bank overdrafts	197	—	—	—	—	—	197
Average rate – floating	7.75%

US dollar denominated bonds	—	—	—	618,265	—	—	618,265
Average rate – fixed				6.25%
Bank term loans	2,426	—	—	—	26,006	—	28,432
Average rate – floating	18.87%				18.75%
Other borrowings	68	2,701	1,444	1,320			5,533
Average rate – floating	6.47%	7.87%	7.87%	7.87%
Lease liabilities	3,082	3,117	1,205	942	101		8,447
Average rate – fixed	6.91%	8.44%	10.46%	10.46%	9.32%

Totals	5,773	5,818	2,649	620,527	26,107	—	660,874

	Year ended 30 June 2001 Expected to mature in
Type	2001/02 $’000	2002/03 $’000	2003/04 $’000	2004/05 $’000	2005/06	Thereafter $’000	2001 Totals $’000
Bank overdrafts	71	—	—	—	—	—	71
Average rate – floating	7.75%
US dollar denominated bonds	—	—	—	—	689,519	—	689,519
Average rate – fixed					6.25%
Bank term loans	177	181	—	—	—	—	358
Average rate – floating	4.61%	6.45%
Money market borrowings	105,000	—	—	—	—	—	105,000
Average rate – floating	4.90%
Medium term notes	197,006	—	—	—	—	—	197,006
Average rate – fixed	8.65%
Other borrowings	1,296	1,444	1,444	1,444	1,318	—	6,946
Average rate – floating	3.55%	7.87%	7.87%	7.87%	7.87%
Lease liabilities	8,144	4,900	2,905	1,268	37	13	17,267
Average rate – fixed	8.43%	7.74%	7.42%	7.50%	7.50%	7.50%

Totals	311,694	6,525	4,349	2,712	690,874	13	1,016,167

   Notes to the financial statements for the financial year ended 30 June 2002 (continued)

	Consolidated
	2002	2001
	$’000	$’000
19. Provisions

Current
Current tax liabilities	9,975	49,539

Dividends	64,783	30,980
Employee entitlements (a)	146,450	121,330

	211,233	152,310

Non current
Deferred tax liabilities	71,194	42,007

Employee entitlements (a)	23,969	23,163

(a) Aggregate current and non current employee entitlements	170,419	144,493

The present values of employee entitlements not expected to be settled within twelve months of balance date have been calculated using an average discount rate of 2.5% which allows for the assumed rate of increase in wage and salary rates.

Number of employees at balance date	39,849	33,000

20. Contributed equity

Issued and paid up capital:
809,780,008 Ordinary Shares fully paid
(442,572,232 Ordinary Shares fully paid – June 2000)	3,403,284	1,266,252

Total Issued and Paid Up Capital	3,403,284	1,266,252

Movements in share capital
Opening balance	1,266,252	845,275
Add:
Ordinary shares issued during the year :
– Pursuant to exercise of options under the Mayne Nickless
Executive Share Option Scheme	9,805	12,991
– Pursuant to the Mayne Employee Share Acquisition Plan	18	—
– Pursuant to the Dividend Reinvestment Plan	15,436	13,440
– Pursuant to private placements	—	197,008
– Pursuant to the acquisition of Australian Hospital Care Ltd	—	201,072
– Pursuant to the acquisition of F H Faulding & Co Ltd	2,111,773	—
Less:
Costs of share issues	—	(3,534)

Closing balance	3,403,284	1,266,252

Notes to the financial statements for the financial year ended 30 June 2002 (continued)

20.    Contributed equity (continued)

Share Issues in the year ended 30 June 2002	Share Issues in the year ended 30 June 2001

The following ordinary shares were issued during the year:	The following ordinary shares were issued during the year:

Dividend reinvestment plan:	Dividend reinvestment plan:
1,243,314 ordinary shares, fully paid at $6.33 per share	1,483,181 ordinary shares, fully paid at $4.12 per share
1,336,678 ordinary shares, fully paid at $5.66 per share	1,237,969 ordinary shares, fully paid at $5.92 per share

Executive Share Option Scheme:	Executive Share Option Scheme:
1,841,000 ordinary shares, fully paid at a weighted average exercise price of $5.326 per share	2,705,000 ordinary shares, fully paid at a weighted average exercise price of $4.80 per share

Employee share acquisition plan	Private placement
1,800,022 ordinary shares, fully paid at $0.01 per share	41,475,448 ordinary shares, fully paid at $4.75 per share

Issue to F H Faulding & Co Ltd shareholders	Issue to Australian Hospital Care Ltd shareholders
360,986,762 ordinary shares, fully paid at $5.85 per share	42,330,989 ordinary shares, fully paid at $4.75 per share

Terms and conditions of ordinary shares:

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders’ meetings.

In the event of winding up of the Company ordinary shareholders rank after all creditors and are fully entitled to any proceeds of liquidation.

Stock Exchange Listings
Mayne Group Limited’s shares are listed on the Australian Stock Exchange.

The Mayne Executive Share Option Scheme

The number of unissued shares for which options were outstanding as at the end of the year was 6,024,000 (June 2001- 6,494,000).

A brief summary of the Scheme, which was approved by shareholders on the 8th November 1988 is as follows:

(a)    The options are granted at no cost to the executive.

(b)    The price per share payable on the exercise of an option shall be the average sale price of the company’s shares on the Australian Stock Exchange on the 5 business days immediately preceding the Date of the Grant of the option after any adjustment appropriate following any pro rata issue of additional shares.

(c)    The option may be exercised at any time in the period from the fourth anniversary of the Date of the Grant of the Option (or such earlier date as the Directors may, in their absolute discretion determine) to 58 months from the date of Grant or such longer period as is applicable under the rules of the Scheme, except in the case of the special conditions which apply if an executive by reason of death, injury, disability, redundancy, retirement or other prescribed circumstances, leaves the employment of the economic entity or if there is a takeover, reconstructions or winding up. Options that are not exercised at the end of the 58 months from the Date of Grant or such longer period as is applicable under the rules of the Scheme will lapse.

(d)    In general, if the option holder ceases employment for any reason other than reasons including death, retirement, injury, disability, redundancy or certain other prescribed circumstances, the option will lapse at the date of ceasing employment.

(e)    No further options shall be granted if the result would be that the aggregate number of shares over which subsisting options have been granted under the Scheme exceeds 5% of the aggregate number of fully paid shares then on issue.

Notes to the financial statements for the financial year ended 30 June 2002 (continued)

20.    Contributed equity (continued)

The Mayne Employee Share Acquisition Plan (“ESAP”)

A brief summary of the ESAP, which was approved by shareholders on the 17 November 1998, is as follows:

(a) The company has advanced funds to the Mayne Employee Share Acquistion Plan Trust to enable the trust to acquire shares in the company.

(b) The company has established a wholly owned subsidiary to act as Trustee and Plan Manager of the ESAP.

(c) Eligible employees who have served for a period decided from time to time by the Plan Manager are invited to purchase shares from the Plan Manager. The purchase price will be at a discount to the market price of the shares on the day of purchase.

(d) The purchase price is repayable from dividends payable on the shares, from any proceeds of a sale of bonus shares or rights or a return of capital, from any sale of the shares under a takeover or compulsory acquisition, from the net proceeds of a sale consequent to the cessation of employment or death of the employee or from a voluntary payment by the employee.

(e) No interest is payable on the unpaid purchase price.

(f) Except in the case of cessation of employment, an employee cannot dispose of an interest in the shares until three years from the date of purchase.

(g) When the purchase price has been fully paid and the restrictions on disposal have ceased, the employee may require the Plan Manager to transfer the shares into the employee’s name or to sell the shares and to account to the employee for the proceeds.

(h) If an employee ceases to be employed before the purchase price has been paid in full, the shares must be sold by the Plan Manager unless, in specified periods, the employee or his or her executors voluntarily pay the balance of the purchase price to the Plan Manager. If the balance is paid, the shares will be transferred to the employee or his or her executors.

(i) If the Plan Manager sells the shares, the proceeds must be applied in or towards paying the outstanding purchase price but the employee will have no obligation to pay the balance of the price if the proceeds are insufficient. If there is a surplus, the surplus must be paid to the employee. If the proceeds from selling the shares would be insufficient to fully pay the outstanding purchase price, the Plan Manager may defer the sale and the employee will then have no further obligation to pay the outstanding price and no further rights in respect to the shares.

(j) The Plan Manager may seek a direction from the employee as to voting in respect of the shares and in the absence of a direction may vote or abstain as it decides.

(k) At 30 June 2002 there were 1,394,169 restricted shares held on behalf of 7,074 Australian employees ( June 2001 - 1,500,549 shares held on behalf of 7,617 employees) under the ESAP at a price of $5.06 per share and 1,717,296 restricted shares held on behalf of 12,912 Australian employees under the ESAP at a price of $0.01 per share.

On 31 August 2001, the Plan Manager issued an invitation to eligible employees to purchase approximately $1,000 of Mayne Group ordinary shares at a purchase price of 1 cent per share, with the number of shares to be received based on the volume weighted average price at which Mayne Group shares are traded on the Australian Stock Exchange during the week up to and including the date of allocation. On 1 November 2001, 1,800,022 shares were issued to 13,534 employees under the invitation.

Non-Executive Directors’ Share Plan (“the Plan”)

The Plan was approved by shareholders at the Annual General Meeting held in November 2000. The Plan commenced operations from 1 January 2001. The Plan requires all existing and future non-executive directors to apply a minimum of 10 percent of their annual directors’ fees in acquiring Mayne ordinary shares (by purchase or issue). The terms of the Plan allow a non-executive director to elect to take more than the mandatory 10 percent in the form of Mayne Group ordinary shares.

In accordance with the waiver granted by the Australian Stock Exchange from Listing Rule 10.14, the parent entity may issue shares to non-executive directors under the Plan without obtaining shareholder approval for the issue during the period of three years from the Plan’s commencement, that is until 31 December 2003.

During the 2001 and 2002 financial years, the total number of ordinary shares purchased under the Plan was 38,447 (June 2001 - 10,509 shares) and no shares were issued under the Plan.

Notes to the financial statements for the financial year ended 30 June 2002 (continued)

		Consolidated
		2002	2001
		$’000	$’000
21.	Reserves and retained profits

	Asset Revaluation Reserve:
	Opening balance	—	—
	Increment on independent revaluation of properties	8,204	—

		8,204	—

	Capital Profits Reserve:
	Opening balance	2,656	2,656
	Transfer from asset revaluation reserve	—	—

		2,656	2,656

	General Reserve:
	Opening balance	2,122	2,096
	Transfer from retained earnings	—	26

		2,122	2,122

	Exchange Fluctuation Reserve:
	Opening balance	(32,226)	(24,074)
	Variation in value of investment in overseas controlled
	entities due to currency realignments	(26,168)	57,407
	Net exchange gains/(losses) after income tax of $14.373
	million (June 2001—$7.416 million) incurred on loans taken
	to hedge effects of exchange movements	42,646	(65,559)

	Net movement for the period	16,478	(8,152)

		(15,748)	(32,226)

	Total Reserves	(2,766)	(27,448)

	Retained profits
	Retained profits at the beginning of the financial year	153,953	49,767
	Net profit attributable to members
	of Mayne Group Limited	173,611	161,562
	Transfer to general reserve	—	(26)
	Dividends provided for or paid	(113,418)	(57,350)

	Retained profits at the end of the financial year	214,146	153,953

Nature and purpose of reserves

Asset revaluation reserve

The asset revaluation reserve includes the net revaluation increments and decrements arising from the revaluation of freehold and long term leasehold assets in accordance with the economic entity’s policy to recognise these assets at their fair values under accounting standard AASB 1041 “Revaluation of Non-current Assets”.

Capital profits reserve

Where assets which have been revalued are disposed of, any related revaluation increment in the asset revaluation reserve is transferred to the capital profits reserve.

General reserve

The balance in the general reserve relates to amounts allocated in prior periods from retained profits for non-specific purposes.

Exchange fluctuation reserve

The exchange fluctuation reserve records the foreign currency differences arising from the translation of self-sustaining foreign operations on consolidation and the translation of transactions that hedge the economic entity’s net investment in a foreign operation or the translation of foreign currency monetary items forming part of the net investment in a self-sustaining operation.

Notes to the financial statements for the financial year ended 30 June 2002 (continued)

	Consolidated
	2002	2001
	$’000	$’000
22. Equity reconciliations

Total equity reconciliation
Total equity at the beginning of the year	1,409,675	892,820
Total changes in equity recognised in the statement of
financial performance attributable to members
of Mayne Group Limited	198,293	153,410
Transactions with members of Mayne Group Limited as owners:
Equity contributed	2,137,032	420,977
Share buyback		—
Dividends	(113,418)	(57,350)
Total changes in outside equity interest	(13,758)	(182)

Total equity at the end of the year	3,617,824	1,409,675

Reconciliation of outside equity interests
	Outside Equity Interest
	2002	2001
	$’000	$’000
Operating profit/(loss) after income tax	3,604	3,888
Retained profits/(losses) at the beginning of the financial year	4,604	2,634

Total available for appropriation	8,208	6,522
Adjustments for entities acquired or sold	(3,758)	—
Dividends paid / provided for	(2,181)	(1,918)

Retained profits at the end of the financial year	2,269	4,604
Share Capital	431	10,255
Reserves	460	2,059

	3,160	16,918

Notes to the financial statements for the financial year ended 30 June 2002 (continued)

	Consolidated
	2002	2001	2000
	$’000	$’000	$’000
23. Notes to the Statements of Cash Flows

(a) Reconciliation of Cash
For the purpose of the Statements of Cash Flows, cash includes cash on hand and at bank and short term deposits with maturity within 3 months, net of outstanding bank overdrafts. Cash as at the end of the financial year as shown in the Statements of Cash Flows is reconciled to the related items in the Statements of Financial Position as follows:

Cash	119,927	40,973	68,011
Short term deposits	305,696	540,015	41,853
Less short term deposits with maturity over 3 months	(15)	(16)	(19)
Bank overdraft	(197)	(71)	(84)

	425,411	580,901	109,761

(b) Reconciliation of Operating Profit/(Loss) after Income Tax to Net Cash Provided by Operating Activities

Operating Profit/(Loss) after income tax	177,215	165,450	(170,186)
Add/(Less): Adjustments of non-cash items:
Depreciation and amortisation	197,138	137,550	136,886
(Profit)/Loss on sale of non-current assets	9,085	(204,430)	(111)
Interest capitalised	—	—	(1,297)
Undistributed (profits)/losses of associated entities	915	289	(20)
Unrealised exchange (gains)/losses	161	(35)	(1,042)
Write down of non-current assets to recoverable amounts	6,002	—	94,123
Write down of deferred commencement costs	—	—	41,760
Goodwill and brand names written off	—	—	85,591
Other	(2,216)	403	345

Add/(Less): Items classified as investing/financing activities:
Realised exchange (gains)/losses	9	(25)	139

Changes in assets and liabilities net of effects from acquisitions/disposals of businesses and controlled entities:

(Increase)/Decrease in trade debtors/other debtors	24,818	(35,585)	(57,960)
(Increase)/Decrease in inventories	(31,715)	(4,134)	(3,749)
(Increase)/Decrease in prepayments	22,595	256	1,304
Increase/(Decrease) in trade creditors/other creditors	(94,847)	24,032	49,692
Increase/(Decrease) in provisions	(9,392)	4,988	10,301
Increase/(Decrease) in current tax liabilities	(51,942)	41,994	1,688
Increase/(Decrease) in deferred tax liabilities	15,873	4,632	3,235
(Increase)/Decrease in deferred tax assets	(83,640)	(50,400)	(34,173)
(Increase)/Decrease in other assets	—	—	16,944

Net operating cash flows	180,059	84,985	173,470

Notes to the financial statements for the financial year ended 30 June 2002 (continued)

	Consolidated
	2002	2001	2000
	$’000	$’000	$’000
23. Notes to the Statements of Cash Flows (continued)

(c) Acquisitions of Entities/Businesses

Cash	329,351	5,776	87,883
Non-cash consideration	2,111,773	193,421	—
Amounts due in future periods	6,351	400	2,300

Consideration	2,447,475	199,597	90,183

Fair value of net assets acquired:

Fixed and non-current assets	1,243,893	314,939	59,264
Current assets—cash	52,572	(3,659)	366
Current assets—other	945,697	60,450	2,654
Creditors and borrowings	(892,859)	(262,689)	(32,423)

	1,349,303	109,041	29,861
Goodwill	1,098,172	90,556	60,322

	2,447,475	199,597	90,183

Cash consideration	329,351	5,776	87,883
Less: Balances acquired
Cash	61,609	80	366
Bank overdraft	—	(3,739)	(26)

	267,742	9,435	87,543
Payments relating to acquisition of 35% outside equity interest in PT Putramas Muliasantosa	41,394	—	—
Payments relating to acquisitions in prior periods	19,202	143	5,755

	60,596	143	5,755

Outflow of cash	328,338	9,578	93,298

(d) Disposal of Entities/Businesses

Cash	—	483,345	18,639
Amounts due in future periods	—	70,451	—

Disposal price/(cost)	—	553,796	18,639

Assets and liabilities disposed of:

Fixed and non-current assets	—	241,064	18,316
Current assets—cash	—	26,662	1,871
Current assets—other	—	142,297	33,958
Creditors and borrowings	—	(99,423)	(34,833)

Net assets disposed of:	—	310,600	19,312

Receipts relating to disposals in prior periods	23,474	—	—

Inflow/(outflow) of cash	23,474	456,683	16,768

(e)	Proceeds from sale of Faulding orals pharmaceuticals business

In conjuction with the acquisition of F H Faulding & Co Ltd the Group simultaneously disposed of the Faulding oral pharmaceutical business at the fair value of the net assets, amounting to proceeds of $1,312.257 million.

(f)	Non-cash Financing and Investing Activities

During the financial year the economic entity acquired property, plant and equipment with an aggregate fair value of $ nil (2001—$3.792 million; 2000—$25.205 million) by means of finance leases.

Dividends satisfied by the issue of shares under the dividend reinvestment plan are shown in Note 20.

Notes to the financial statements for the financial year ended 30 June 2002 (continued)

	Consolidated
	2002	2001	2000
	$’000	$’000	$’000
23. Notes to the Statements of Cash Flows (continued)

(f) Financing Facilities

Committed Facilities (note 1):	698,952	826,615	814,962
Less: Utilisation	—	—	—

Available Committed Facilities	698,952	826,615	814,962

Drawn Term Financings (note 2):	646,622	886,525	755,563

Uncommitted Facilities and Programs (note 3):
Commercial Paper	853,294	894,011	1,164,231
Less: Utilisation	—	—	10,000

Available Uncommitted Facilities	853,294	894,011	1,154,231

Notes:
1.	Committed Facilities Lines include:
(a)
Syndicated Standby Facility-USD 240 million syndicated variable rate facility providing support for Commercial Paper facilities and available for working capital. The facility expires in November 2002.

(b)	AUD Bi-lateral Standby Facility-AUD 75 million. Evergreen.
(c)	Bank Debt Facilities-The economic entity has AUD 200 million of undrawn bank debt, which matures in March 2003.

2.	Drawn term financings include:
(a)	US$ Bond-USD 350 million maturing in February 2006.
(b)	IDR 15 billion revolving credit facility drawn to IDR 11.6 billion.
(c)	Term loan facility of IDR 200 billion drawn to IDR 128.3 billion, maturing in December 2006.

3.	Uncommitted facilities and programs:
Major programs include:
(a)	Commercial Paper-The economic entity has two Commercial Paper programs under differing dealer arrangements according to the particular markets.
3	(a) Commercial Paper (continued):

Location	Number of Dealers	Facility Limit	Drawings at balance date
		Millions	Millions
New York	1	USD 200	USD Nil
Australia	4	AUD 500	AUD Nil

(b)
The economic entity has a number of other uncommitted facilities which are bilateral bank facilities available to various entities within the economic entity. They have various maturities but are generally short term.

(c)	Bank overdraft facilities are arranged in each country in which the economic entity operates. Terms and conditions are agreed from time to time.

Notes to the financial statements for the financial year ended 30 June 2002 (continued)

24.    Additional Financial Instruments Disclosure

(a)	Interest Rate Risk

Interest Rate Risk Exposures

The economic entity’s exposures to interest rate risk and the effective weighted interest rates for loans and deposits are set out in note 8, for other financial assets are set out in note 13, for interest bearing liabilities are set out in note 18 and for employee benefits are set out in note 19. The economic entity’s other financial assets and liabilities, being cash, receivables, payables and dividends payable, are non interest bearing.

The economic entity enters into interest rate swaps and interest rate options to lower funding costs or to alter interest rate exposures arising from mismatches between assets and liabilities. (e.g. converting fixed debt to floating to match a floating receivable).

Interest Rate Swaps

An interest rate swap is an agreement to swap interest payment streams based on a notional principal amount. Interest rate swaps allow the economic entity to raise borrowings at fixed or floating rates and swap them into appropriate exposures.

The following table indicates the types of swaps used, their notional amounts, maturity date, and weighted average interest rates. The average floating rate is the implied market rate for the term of the swap plus a margin where applicable, weighted by the face value of the instrument. All face values have been converted to AUD at foreign exchange rates current at reporting date. The interest rates may change significantly, affecting future cash flows.

	Year ended 30 June 2002
	Expected to mature in					Thereafter $’000	Total $’000	Fair value $’000
	2002/03 $’000	2003/04 $’000	2004/05 $’000	2005/06 $’000	2006/07 $’000
Receive—fixed rate swaps (1)
Australian dollars	—	—	—	—	—	38,150	38,150	860

Average fixed rate						8.18%
Average floating rate						7.70%

United States dollars	—	—	—	618,265	—	—	618,265	35,665

Average fixed rate				6.28%
Average floating rate				4.45%

Pay—fixed rate swaps

Australian dollars	5,000	35,000	10,000	140,000	—	54,276	244,276	(6,026)

Average fixed rate	6.44%	5.52%	6.50%	5.88%		9.47%
Average floating rate	5.13%	5.57%	5.86%	5.96%		7.08%

(1)
All the receive fixed rate swaps convert fixed debt to floating debt, hence their fair values are offset by the difference between the fair value and the book value of the underlying debt instrument. (Refer section 24 (d)).

Notes to the financial statements for the financial year ended 30 June 2002 (continued)

24.    Additional Financial Instruments Disclosure (continued)

(a)	Interest Rate Risk (continued)

	Year ended 30 June 2001
	Expected to mature in						Total $’000	Fair value $’000
	2001/02 $’000	2002/03 $’000	2003/04 $’000	2004/05 $’000	2005/06 $’000	Thereafter $’000
Receive - fixed rate swaps (1)

Australian dollars		—	—	—	—	39,101	39,101	657

Average fixed rate						8.18%
Average floating rate						7.88%

United States dollars	177,305	—	—	—	689,519	—	866,824	14,262

Average fixed rate	6.27%				6.28%
Average floating rate	3.80%				5.76%

Pay - fixed rate swaps

Australian dollars	—	75,000	35,000	—	80,000	56,135	246,135	(6,411)

Average fixed rate		5.91%	5.52%		6.17%	9.46%
Average floating rate		5.55%	5.74%		6.19%	7.25%

United States dollars	9,850	—	—	—	—	—	9,850	(307)

Average fixed rate	8.65%
Average floating rate	3.80%

(1)
All the receive fixed rate swaps convert fixed debt to floating debt, hence their fair values are offset by the difference between the fair value and the book value of the underlying debt instrument. (Refer section 24 (d)).

Notes to the financial statements for the financial year ended 30 June 2002 (continued)

24.	Additional Financial Instruments Disclosure (continued)

(a)	Interest Rate Risk (continued)

Interest Rate Options
Interest rate options are purchased to reduce the impact of changes in interest rates on floating rate long-term debt. An interest rate option gives the purchaser the right but not the obligation to pay or receive interest flows for a specified period of time at a specified rate at a specified date in the future.

The economic entity’s option contracts have terms up to 3 years. The premiums paid for interest rate options purchased are included in other assets and are amortised to interest expense over the terms of the agreements.

The economic entity had A$ 51.5 million of bought caps, A$ 25.7 million of sold caps and A$ 25.7 million of sold floors in place at balance date (2001 Nil million). Details are set out in the below table.

	Year ended 30 June 2002
	Expected to mature in
	2002/03 $’000	2003/04 $’000	2004/05 $’000	2005/06 $’000	2006/07 $’000	Thereafter $’000	Total $’000	Fair value $’000
Bought
Cap

Pounds sterling	26,990	—	—	—	—	—	26,990	—

Average rate	8.99%

Canadian dollars	7,012	—	—	—	—	—	7,012	—

Average rate	8.02%

Euro	17,476	—	—	—	—	—	17,476	—

Average rate	6.88%

Sold
Cap

Pounds sterling	13,495	—	—	—	—	—	13,495	—

Average rate	8.15%

Canadian dollars	3,506	—	—	—	—	—	3,506	—

Average rate	7.50%

Euro	8,738						8,738	—

Average rate	5.80%

Floor

Pounds sterling	13,495	—	—	—	—	—	13,495	(68)

Average rate	6.00%

Canadian dollars	3,506	—	—	—	—	—	3,506	(19)

Average rate	5.01%

Euro	8,738	—	—	—	—	—	8,738	(1)

Average rate	3.45%

Notes to the financial statements for the financial year ended 30 June 2002 (continued)

24.	Additional Financial Instruments Disclosure (continued)

(b)  Foreign Exchange Risk

The primary objective of the economic entity’s foreign exchange hedging policy is the protection of the economic entity’s consolidated shareholders’ funds. This is achieved by matching the currency exposures of debt raised to the currency of the underlying assets.

In order to provide appropriately denominated foreign currency borrowings the economic entity borrows principally in US Dollars and swaps the US Dollars through the foreign exchange market into the required currencies. The economic entity also uses the foreign exchange market to hedge transactional exposures, such as firm purchase or sale commitments denominated in foreign currencies, or internal loans between wholly owned offshore controlled entities.

Foreign Currency Swap Agreements
A foreign currency swap is an agreement to buy and sell one currency against another at two different dates. This effectively denominates the debt issued by the economic entity into the currency received from the swap counterparty.

The terms of these commitments are rarely more than six months.

The economic entity had in place foreign exchange swaps with a net face value of $460.5 million, converted to AUD at rates current at reporting date (June 2001$ - 639.74 million).

Cross Currency Interest Rate Swap Agreements
The economic entity had in place cross currency swaps with a gross face value of $247.3 million, converted to AUD at rates current at reporting date (June 2001 - $275.81 million) under which it had contracted to exchange both currency and floating interest rate obligations. This contract matures in February 2006.

The following tables set out the gross face values of foreign currency swap and cross currency interest rate swap agreements. Foreign currency amounts are translated to Australian Dollars (AUD) at rates current at reporting date. The “buy” amounts represent the AUD equivalents of commitments to purchase foreign currencies, and the “sell” amounts represent the AUD equivalent of commitments to sell foreign currencies. The tables show the contract rates, maturities and fair values.

	Year ended 30 June 2002
	Expected to mature in
	2002/03 $’000	2003/04 $’000	2004/05 $’000	2005/06 $’000	2006/07 $’000	Thereafter $’000	Total $’000	Fair value $’000
Sell
Canadian Dollars	142,280	—	—	—	—	—	142,280	1,450
Average contracted rate	0.8438

Pounds Sterling	26,991	—	—	—	—	—	26,991	(105)
Average contracted rate	0.3715

Euro	57,148	—	—	—	—	—	57,148	(1,350)
Average contracted rate	0.5847

New Zealand Dollars	5,274	—	—	—	—	—	5,274	(44)
Average contracted rate	1.1669

United States Dollars	10,360	—	—	—	—	—	10,360	667
Average contracted rate	0.5328

Buy
United States Dollars	285,554	—	—	247,306	—	—	532,860	45,737
Average contracted rate	0.5367			0.7475

Pounds Sterling	37,247	—	—	—	—	—	37,247	862
Average contracted rate	0.3790

Notes to the financial statements for the financial year ended 30 June 2002 (continued)

24.	Additional Financial Instruments Disclosure (continued)

(b)  Foreign Exchange Risk (continued)

	Year ended 30 June 2002
	Expected to mature in
	2002/03 $’000	2003/04 $’000	2004/05 $’000	2005/06 $’000	2006/07 $’000	Thereafter $’000	Total $’000	Fair value $’000
Sell
Canadian Dollars	119,453	—	—	—	—	—	119,453	(936)
Average contracted rate	0.7812

Pounds Sterling	38,409	—	—	—	—	—	38,409	16
Average contracted rate	0.3604

Buy
United States Dollars	531,127	—	—	—	275,808	—	806,935	89,378
Average contracted rate	0.5067				0.7475

Notes to the financial statements for the financial year ended 30 June 2002 (continued)

24.    Additional Financial Instruments Disclosure (continued)

(c) Credit risk exposures

Credit risk represents the loss that would be recognised if counterparties failed to perform as contracted.

Recognised Financial Instruments

The credit risk on financial assets, excluding investments, of the economic entity which have been recognised on the statement of financial position is the carrying amount, net of any provision for doubtful debts.

The economic entity minimises concentrations of credit risk by undertaking transactions with a large number of customers and counterparties in various countries.

The economic entity is not materially exposed to any individual overseas country or to any individual customer. Concentrations of credit risk on trade debtors due from customers occur in the Health Care segment in Australia, where the private and government sponsored health insurance funds account for 60.7% (2001—71.7%) of trade debtors of Hospitals. Pharmacies account for 61.7% of trade debtors of the Pharmacy and Pharmaceuticals sectors.

Unrecognised Financial Instruments

Swaps and options are subject to the credit worthiness of counterparties, which are principally large banks. Counterparty limits are based upon credit ratings issued by major ratings agencies.

Foreign Currency Swap Agreements and Interest Rate Swaps Agreements

The theoretical risk in using these instruments is the cost of replacing, at market rates, these swaps in the event of default by the counterparty. In order to control this risk management assigns counterparty risk weightings to each transaction. Additionally, the economic entity deals only with strong financial intermediaries, principally major banks and their controlled entities and as a result, the economic entity does not expect any counterparties to fail to meet their obligations given their high credit ratings.

The credit exposure of interest rate and foreign exchange contracts, as set out in the table below, is represented by the aggregate of positive fair value contracts at the reporting date, exclusive of recognised accrued interest, reduced by the effects of netting arrangements with financial institution counterparties.

	Consolidated
	2002 Exposure	2001 Exposure
	$’000	$’000
Foreign currency swaps	259	1,168
Cross currency interest rate swaps	59,977	90,192
Interest rate swaps	36,309	13,423

Notes to the financial statements for the financial year ended 30 June 2002 (continued)

24.	Additional Financial Instruments Disclosure (continued)

(d) Net fair value of financial assets and liabilities

Net fair values of financial assets and liabilities are determined by the economic entity on the following basis:

Recognised Financial Instruments

Assets

Cash, short term deposits and debtors
-	the carrying amount approximates fair value because of the short maturity of these instruments.

Long Term Investments
-
the fair values of quoted investments are based on quoted market prices for these investments. A reasonable estimate of the fair value of long term investments with no quoted market   prices was not made as no loss will crystalise if they are held to maturity.

Liabilities

Short Term Debt
-	the carrying amount approximates fair value because ofthe short maturity of these instruments.

Long Term Debt
-	the fair value of long term debt has been estimated based on the current rates offered in the secondary market.

The carrying amounts and estimated fair values of the economic entity’s recognised financial assets and liabilities are as follows:

	Consolidated
	2002	2002	2001	2001
	Carrying	Net Fair	Carrying	Net Fair
	Amount	Value	Amount	Value
	$’000	$’000	$’000	$’000
Financial Assets:
Cash	119,927	119,927	40,973	40,973
Loans and deposits	305,696	305,696	540,015	540,015
Loans and deposits non current	41,998	41,998	3,777	3,777
Receivables current	987,137	987,137	516,784	516,784
Receivables non current	8,512	8,512	14,868	14,868
Other financial assets
- Shares in other corporations - listed	4	4	4	4
- Shares in other corporations - unlisted	23,489	23,489	15,660	15,660
- Interest in partnership	2,400	2,400	2,404	2,404

Financial Liabilities:

Payables current	787,719	787,719	499,482	499,482
Interest-bearing liabilities current	5,773	5,773	311,694	311,694
Provisions current	221,208	221,208	201,849	201,849
Payables non current	8,447	8,447	21,452	21,452
Interest-bearing liabilities non current	655,101	669,999	704,473	692,269
Provisions non current	95,163	95,163	65,170	65,170

Unrecognised Financial Instruments

Foreign Currency Contracts

The fair value of foreign currency contracts, used for hedging purposes, is estimated using market data and quotes from banks.

Interest Rate Contracts

The fair value of interest rate contracts is estimated by obtaining quotes from banks.

The net fair values of unrecognised financial instruments held as at the reporting date are:

	Consolidated
	2002 Net Fair Value	2001 Net Fair Value
	$’000	$’000
Interest rate swaps	30,499	8,201
Foreign exchange contracts	(13,387)	(1,734)
Cross currency interest rate swaps	60,605	90,192
Interest rate options	(88)	—

Notes to the financial statements for the financial year ended 30 June 2002 (continued)

		Sales Revenue			Assets			Liabilities
		2002 $’000	2001 $’000	2000 $’000	2002 $’000	2001 $’000	2000 $’000	2002 $’000	2001 $’000	2000 $’000
25.	Segmental Reporting

	Industry Segments

	Hospitals	1,396,749	1,148,667	870,326	1,418,542	1,261,344	926,276	219,857	234,019	151,037
	Pathology Services	249,268	245,674	236,165	229,300	250,397	220,110	31,662	34,021	27,803
	Diagnostic Imaging Services	159,617	146,570	122,494	188,500	138,580	118,991	19,661	26,827	20,949
	Medical Centres	32,828	14,246	9,046	91,235	22,726	5,418	5,347	13,668	732
	Pharmacy Services	1,406,264	—	—	757,814	—	—	287,616	—	—

	Health Care Services	3,244,726	1,555,157	1,238,031	2,685,391	1,673,047	1,270,795	564,143	308,535	200,521

	Pharmaceuticals	332,753	—	—	1,198,807	—	—	112,758	—	—
	Consumer Products	167,233	—	—	367,977	—	—	28,902	—	—

	Total Pharmaceuticals	499,986	—	—	1,566,784	—	—	141,660	—	—

	Armaguard	221,248	231,159	202,275	125,611	141,168	128,080	28,779	31,964	30,169
	Logistics	673,921	680,632	664,344	264,744	329,479	256,672	71,120	99,791	120,966

	Australia & Pacific Logistics	895,169	911,791	866,619	390,355	470,647	384,752	99,899	131,755	151,135

	Loomis Courier	350,236	361,313	295,092	147,322	77,521	59,928	31,274	46,934	32,574

	Total Logistics Services	1,245,405	1,273,104	1,161,711	537,677	548,168	444,680	131,173	178,689	183,709

	Other	—	330,402	700,660	6,164	7,192	378,981	3,484	4,315	71,915

		4,990,117	3,158,663	3,100,402	4,796,016	2,228,407	2,094,456	840,460	491,539	456,145
	Unallocated	1,840	—	—	595,219	985,388	283,715	932,951	1,312,581	1,029,206

	Consolidated	4,991,957	3,158,663	3,100,402	5,391,235	3,213,795	2,378,171	1,773,411	1,804,120	1,485,351

	Geographical Segments

	Australia	4,245,915	2,394,961	2,047,716	4,780,401	2,802,181	1,770,793	1,660,111	1,703,353	1,363,778
	Other Pacific Regions	130,749	71,987	56,934	183,592	129,941	125,759	17,289	11,152	8,513

	Australia & Pacific Regions	4,376,664	2,466,948	2,104,650	4,963,993	2,932,122	1,896,552	1,677,400	1,714,505	1,372,291
	North America	501,656	361,313	295,092	258,920	161,383	96,657	63,078	50,138	36,501
	Europe	113,637	—	—	162,158	113,098	5,981	29,449	35,162	4,644
	Other	—	330,402	700,660	6,164	7,192	378,981	3,484	4,315	71,915

	Consolidated	4,991,957	3,158,663	3,100,402	5,391,235	3,213,795	2,378,171	1,773,411	1,804,120	1,485,351

Notes to the financial statements for the financial year ended 30 June 2002 (continued)

		Profit before tax & Significant Items			Significant Items before tax			Profit from ordinary operations before tax
		2002 $’000	2001 $’000	2000 $’000	2002 $’000	2001 $’000	2000 $’000	2002 $’000	2001 $’000	2000 $’000
25.	Segmental Reporting (continued)

	Industry Segments

	Hospitals	71,647	94,465	54,226	—	(21,201)	(157,043)	71,647	73,264	(102,817)
	Pathology Services	30,432	32,548	25,203	—	(10,715)	(32,100)	30,432	21,833	(6,897)
	Diagnostic Imaging Services	16,740	10,277	7,987	—	(13,253)	(48,354)	16,740	(2,976)	(40,367)
	Medical Centres	(3,370)	(1,806)	564	—	(3,783)	—	(3,370)	(5,589)	564
	Pharmacy Services	19,454	—	—	—	—	—	19,454	—	—

	Health Care Services	134,903	135,484	87,980	—	(48,952)	(237,497)	134,903	86,532	(149,517)

	Pharmaceuticals	44,249	—	—	—	—	—	44,249	—	—
	Consumer Products	10,786	—	—	—	—	—	10,786	—	—

	Total Pharmaceuticals	55,035	—	—	—	—	—	55,035	—	—

	Armaguard	26,206	24,924	24,398	(6,713)	(4,165)	(420)	19,493	20,759	23,978
	Logistics	24,927	30,405	20,834	(5,400)	(18,687)	(10,240)	19,527	11,718	10,594

	Australia & Pacific Logistics	51,133	55,329	45,232	(12,113)	(22,852)	(10,660)	39,020	32,477	34,572

	Loomis Courier	21,499	15,087	15,000	—	(8,810)	(446)	21,499	6,277	14,554

	Total Logistics Services	72,632	70,416	60,232	(12,113)	(31,662)	(11,106)	60,519	38,754	49,126

	Other	(232)	13,269	29,702	4,551	200,954	(2,062)	4,319	214,223	27,640

		262,338	219,169	177,914	(7,562)	120,340	(250,665)	254,776	339,509	(72,751)
	Unallocated	(12,653)	(7,967)	(7,472)	(14,730)	(48,387)	(27,341)	(27,383)	(56,354)	(34,813)

	Earnings before Interest and Tax	249,685	211,202	170,442	(22,292)	71,953	(278,006)	227,393	283,155	(107,564)
	Net Interest (Expense)	(19,562)	(42,363)	(48,071)	—	—	—	(19,562)	(42,363)	(48,071)

	Consolidated	230,123	168,839	122,371	(22,292)	71,953	(278,006)	207,831	240,792	(155,635)

	Geographical Segments

	Australia	176,999	173,110	118,051	(26,843)	(119,087)	(273,943)	150,156	54,023	(155,892)
	Other Pacific Regions	13,523	9,736	7,689	—	(916)	(1,555)	13,523	8,820	6,134

	Australia & Pacific Regions	190,522	182,846	125,740	(26,843)	(120,003)	(275,498)	163,679	62,843	(149,758)
	Americas	45,094	15,087	15,000	—	(8,998)	(446)	45,094	6,089	14,554
	Europe, Middle East & Africa	14,301	—	—	—	—	—	14,301	—	—
	Other	(232)	13,269	29,702	4,551	200,954	(2,062)	4,319	214,223	27,640

	Earnings before Interest and Tax	249,685	211,202	170,442	(22,292)	71,953	(278,006)	227,393	283,155	(107,564)
	Net Interest (Expense)	(19,562)	(42,363)	(48,071)	—	—	—	(19,562)	(42,363)	(48,071)

	Consolidated	230,123	168,839	122,371	(22,292)	71,953	(278,006)	207,831	240,792	(155,635)

Notes to the financial statements for the financial year ended 30 June 2002 (continued)

		Depreciation and Amortisation			Capital expenditure on Property, Plant and Equipment
		2002	2001	2000	2002	2001	2000
		$’000	$’000	$’000	$’000	$’000	$’000
25.	Segmental Reporting (continued)

	Industry Segments

	Hospitals	67,371	52,493	51,724	47,347	43,271	57,642
	Pathology Services	9,864	9,745	8,659	5,616	20,662	13,790
	Diagnostic Services	15,663	14,163	9,961	17,973	8,238	3,299
	Medical Centres	3,158	747	384	923	2,115	81
	Pharmacy Services	14,999	—	—	7,477	—	—

	Health Care Services	111,055	77,148	70,728	79,336	74,286	74,812

	Pharmaceuticals	34,625	—	—	26,731	—	—
	Consumer Products	6,159	—	—	7,258	—	—

	Total Pharmaceuticals	40,784	—	—	33,989	—	—

	Armaguard	11,991	12,650	11,155	11,665	13,506	14,770
	Logistics	22,633	24,858	23,052	20,810	23,869	15,287

	Australia & Pacific Logistics	34,624	37,508	34,207	32,475	37,375	30,057

	Loomis Courier	10,675	7,501	6,488	7,833	12,554	8,365

	Total Logistics Services	45,299	45,009	40,695	40,308	49,929	38,422

	Other	—	9,893	24,642	—	861	40,149

		197,138	132,050	136,065	153,633	125,076	153,383
	Unallocated	—	5,500	821	20,678	20,570	11,960

	Consolidated	197,138	137,550	136,886	174,311	145,646	165,343

	Geographical Segments

	Australia	177,599	112,697	99,749	145,735	130,578	112,826
	Other Pacific Regions	8,527	7,456	5,991	8,595	1,653	4,003

	Australia & Pacific Regions	186,126	120,153	105,740	154,330	132,231	116,829
	Americas	9,651	7,504	6,504	18,555	12,554	8,365
	Europe, Middle East & Africa	1,361	—	—	1,426	—	—
	Other	—	9,893	24,642	—	861	40,149

	Consolidated	197,138	137,550	136,886	174,311	145,646	165,343

Notes

(i)	The economic entity operates predominantly in the following industries:

“Health Care Services” comprises the management of stand alone and co-located private hospitals, public hospital management, pathology and diagnostic imaging services, the management of medical centres and the provision of distribution and retail management services to pharmacies.

“Logistics Services” comprises warehousing and distribution, distribution fleet management, armoured cars, priority and specialised express freight, couriers and messengers.

“Pharmaceuticals” comprises the development, manufacture and distribution of injectible pharmaceuticals and of health and personal care products.

“Other” comprises discontinued services.

“Unallocated” comprises expenditure which is not recovered from the operating businesses, cash, deposits, investments, borrowings and tax balances not attributed to the operating businesses.

(ii)	The above figures are after elimination of inter-entity transactions. There are no material inter-segment sales. All inter-segment transactions are on arms length conditions.

(iii)	The 2001 and 2000 figures have been restated in line with the current segmental structure.

Notes to the financial statements for the financial year ended 30 June 2002 (continued)

		Consolidated
		2002	2001
		$’000	$’000
26.	Capital Expenditure Commitments

	Estimated capital expenditure contracted for at balance
	date but not provided for, payable -

	Freehold land and buildings
	Within one year	23,000	2,480

	Plant and equipment
	Within one year	12,625	14,301
	Later than one and less than two years	3,858	—
	Later than two and less than five years	2,386	—
	Later than five years	1,273	—

		20,142	14,301

	Amounts due in future periods in respect of:
	Acquisitions of businesses, payable -
	Within one year	23,000	59
	Later than one and less than two years	—	—

		23,000	59

27.	Lease Commitments
	(a) Finance lease commitments payable -
	Within one year	3,349	8,644
	Later than one and less than two years	3,388	5,342
	Later than two and less than five years	2,444	4,492
	Later than five years	—	13

	Minimum lease commitments	9,181	18,491
	Future finance charges	(734)	(1,224)

	Total Finance Lease Liabilities	8,447	17,267

	Classified as:
	Current liabilities	3,082	8,144
	Non-current liabilities	5,365	9,123

	Total Finance Lease Liabilities	8,447	17,267

	(b) Operating lease commitments payable -
	(i) Property -
	Within one year	81,297	59,480
	Later than one and less than two years	66,980	45,303
	Later than two and less than five years	134,976	92,261
	Later than five years	211,043	170,803

	Total	494,296	367,847

	(ii) Plant and equipment -
	Within one year	29,131	34,565
	Later than one and less than two years	20,315	30,080
	Later than two and less than five years	24,770	47,311
	Later than five years	7,682	20,128

	Total	81,898	132,084

	Total Operating Lease Commitments	576,194	499,931

Notes to the financial statements for the financial year ended 30 June 2002 (continued)

		Consolidated
		2002	2001
		$’000	$’000
28.	Auditors’ Remuneration

	Audit services
	Audit and review of the financial reports	2,617	1,653
	Other regulatory audit services	31	41

	Other services
	Auditors of the Company—KPMG
	Other assurance services	504	2,388
	Taxation services	1,111	1,418

		1,615	3,806
	KPMG related practices	—	90

		1,615	3,896

29.	Contingent Liabilities
	(a) Claims for which no reserves are considered appropriate	11,400	7,708
	Contingencies relating to sale of businesses	2,757	3,592
	F H Faulding Pharmacy Guarantee Scheme (c)	81,800	—
	Other	250	250

	(unsecured)	96,207	11,550

(b) The economic entity at 30 June 2002 had service agreements with certain Non-Executive Directors which provide benefits upon retirement. The full extent of the liabilities of the parent entity under these agreements is being provided for in the financial statements over the period to the planned dates of retirement. At 30 June 2002 the maximum amount to be provided in future periods was $1.322 million (2001 $1.276 million). Service agreements also exist with certain executives under which termination benefits may in some circumstances become payable.

(c) F H Faulding & Co Limited, acquired by Mayne Group on 1 October 2001, provides guarantees of pharmacists’ borrowings from a number of banks to enable the pharmacists to acquire or expand pharmacies. To manage exposure under these guarantees, arrangements have been entered into to limit the banks’ recourse to F H Faulding & Co Limited under the guarantee scheme. The contingent liability represents the recourse limit based on loan utilisation at 30 June 2002.

(d) Under the terms of the Deeds of Cross Guarantee, described in Note 30, the Company has guaranteed the repayment of all current and future creditors in the event any of the parties to the Deeds are wound up. No deficiencies of net assets exists in these companies.

(e) Unsecured unascertainable contingent liabilities have been undertaken in the ordinary course of business.

Notes to the financial statements for the financial year ended 30 June 2001 (continued)

30.    Deed of Cross Guarantee

Pursuant to ASIC Class Order 98/1418 (as amended) dated 13 August 1998 the wholly-owned subsidiaries listed below are relieved from the Corporations Act 2001 requirements for preparation, audit and lodgement of financial reports, and directors’ reports.

It is a condition of the Class Order that each of the holding entities and each of the subsidiaries enter into a Deed of Cross Guarantee.

The effect of the Deed is that each holding entity guarantees to each creditor payment in full of any debt in the event of winding up of any of the subsidiaries in each group under certain provisions of the Corporations Act 2001. If a winding up occurs under other provisions of the Corporations Act 2001, each holding entity will only be liable in the event that after six months any creditor has not been paid in full.

The subsidiaries have also given similar guarantees in the event that each holding entity is wound up.

The holding entities and subsidiaries subject to the deeds as at 30 June 2002 are:

Mayne Group	FH Faulding Group

The Mayne Group class order was entered into on	The F H Faulding & Co Ltd Group was acquired
5 June 2001.	by the economic entity on 1 October 2001, therefore
no comparatives are disclosed for the F H
Mayne Group Ltd (holding entity)	Faulding Group class order.
Mayne Logistics Pty Ltd
Australian Medical Enterprises Limited	F H Faulding & Co Ltd (holding entity)
Mayne Health Pathology Pty Limited	Faulding Healthcare Pty Ltd
Gynaelab Pty Ltd	BML Pharmaceuticals Pty Ltd
HCoA Operations (Australia) Pty Limited	Cenovis Pty Ltd
Healthcare Imaging Services Pty Limited	Faulding Healthcare Retail Pty Ltd
Healthcare Imaging Services (Vic) Pty Limited	Terry White Management Pty Ltd
Hospital Corporation Australia Pty Limited	Independent Pharmaceutical Supplies Pty Ltd
Hospitals of Australia Limited
Pathology Services Pty Limited	The following companies were added to the
Faulding Group class order by virtue of an
The following companies were added to the	Assumption Deed on 28 June 2002:
Mayne Group class order by virtue of an
Assumption Deed on 22 May 2002:	Bullivants Natural Health Products Limited
Chem Mart Pty Ltd
AHC Risen Pty Ltd
AHC Tlibox Pty Ltd	AHC Group
Australian Hospital Care (Allamanda) Pty Ltd
Australian Hospital Care (Como) Pty Ltd	The AHC Group was acquired by the economic
Australian Hospital Care (HPH) Pty Ltd	entity on 1 February 2001 and at 30 June 2001
Australian Hospital Care (Lady Davidson) Pty Ltd	had a separate class order. The Mayne
Australian Hospital Care (Latrobe) Pty Ltd	Group class order incorporates the AHC Group
Australian Hospital Care (Masada) Pty Ltd	companies as at 22 May 2002.
Australian Hospital Care (MPH) Pty Ltd
Australian Hospital Care (Northpark) Pty Ltd	Australian Hospital Care Ltd (holding entity)
Australian Hospital Care (The Avenue) Pty Ltd	Australian Hospital Care (Allamanda) Pty Ltd
Australian Hospital Care Investments Pty Ltd	Australian Hospital Care (Como) Pty Ltd
Australian Hospital Care 1988 Pty Ltd	Australian Hospital Care (HPH) Pty Ltd
Rehabilitation Holdings Pty Ltd	Australian Hospital Care (Lady Davidson) Pty Ltd
The Victorian Rehabilitation Centre Pty Ltd	Australian Hospital Care (Latrobe) Pty Ltd
Health Technologies Pty Ltd	Australian Hospital Care (MPH) Pty Ltd
Australian Hospital Care Ltd	Australian Hospital Care (Northpark) Pty Ltd
HCoA Hospital Holdings (Australia) Pty Ltd	Australian Hospital Care (The Avenue) Pty Ltd
Mayne Diagnostic Imaging Holdings Pty Ltd	Australian Hospital Care Investments Pty Ltd
Mayne Healthcare Holdings Pty Ltd	Australian Hospital Care 1988 Pty Ltd
Mayne Medical Centre Holdings Pty Ltd	Rehabilitation Holdings Pty Ltd
Mayne Medical Centre Operations Pty Ltd	The Victorian Rehabilitation Centre Pty Ltd
Mayne Pathology Holdings Pty Ltd	Health Technologies Pty Ltd

Consolidated statements of financial performance and consolidated statements of financial position, comprising the holding entities and subsidiaries which are parties to the Deeds, after eliminating all transactions between parties to the Deeds of Cross Guarantee, at 30 June 2002 are set out on the following page.

Notes to the financial statements for the financial year ended 30 June 2002 (continued)

		Mayne Group		AHC Group	F H Faulding Group
		2002	2001	2001	2002
		$’000	$’000	$’000	$’000
30.	Deed of Cross Guarantee (continued) Statements of Financial Performance

	Profit/(loss) from ordinary activities before income tax	49,855	120,758	(5,673)	1,055,508

	Income tax (expense)/benefit relating to ordinary activities	(5,780)	32,408	2,706	4,567

	Net Profit/(loss) from ordinary activities after related income tax expense	44,075	153,166	(2,967)	1,060,075

	Retained profits/(losses) at the beginning of the year	75,185	(20,011)	(62,375)	223,420

	Dividends provided for or paid	(113,418)	(57,350)	(8,323)	—

	Retained profits/(losses) at the end of the year	5,842	75,805	(73,665)	1,283,495

	Statements of Financial Position

	Current Assets
	Cash and deposits	225,288	395,581	—	31,750
	Receivables	1,164,768	1,065,771	52,234	946,486
	Inventories	35,796	29,159	2,511	229,482
	Assets held for resale	—	—	64,098	—
	Other current assets	24,726	13,864	11,503	—

	Total Current Assets	1,450,578	1,504,375	130,346	1,207,718

	Non-Current Assets
	Deposits	244	3,532	—	—
	Receivables	111,609	8,619	—	865,479
	Other financial assets	2,869,776	500,513	60,887	67,936
	Property, plant & equipment	806,802	698,049	70,227	113,795
	Intangibles	500,497	422,906	—	110,860
	Deferred tax assets	141,957	94,682	24,417	39,236
	Other	5,563	14,432	—	—

	Total Non-Current Assets	4,436,448	1,742,733	155,531	1,197,306

	Total Assets	5,887,026	3,247,108	285,877	2,405,024

	Current Liabilities
	Payables	249,897	357,125	57,959	455,923
	Interest-bearing liabilities	1,370,013	673,325	26,600	—
	Current tax liabilities	6,690	1,128	—	23,855
	Provisions	177,525	129,293	8,547	17,379

	Total Current Liabilities	1,804,125	1,160,871	93,106	497,157

	Non-Current Liabilities
	Payables	2,640	19,296	—	3,191
	Interest-bearing liabilities	607,728	696,225	5,650	912
	Deferred tax liabilities	24,309	15,063	2,982	6,994
	Provisions	19,196	13,580	2,219	1,515

	Total Non-Current Liabilities	653,873	744,164	10,851	12,612

	Total Liabilities	2,457,998	1,905,035	103,957	509,769

	Net Assets	3,429,028	1,342,073	181,920	1,895,255

	Equity
	Contributed equity	3,403,284	1,266,252	254,705	611,021
	Reserves	19,902	16	880	739
	Retained profits/(losses)	5,842	75,805	(73,665)	1,283,495

	Total Equity	3,429,028	1,342,073	181,920	1,895,255

Notes to the financial statements for the financial year ended 30 June 2002 (continued)

			Country of Incorporation	Mayne Group Limited’s direct and indirect interest held
				2002	2001
	Notes			%	%
31. Particulars in relation to Controlled Entities

Parent Entity
Mayne Group Limited			Australia

Controlled Entities	(a	)(b)
Stonehenge Properties Pty Ltd			Australia	100	100
The Ward Corporation Pty Limited			Australia	100	100
Mayne Finance Limited	(d	)	Australia	100	100
Mayne Finance (Australia) Pty Ltd			Australia	100	100
Mayne Properties Pty Ltd			Australia	100	100
Mayne Employee Share Acquisition Plan Pty Ltd			Australia	100	100
– Mayne Employee Share Acquisition Plan Trust	(d	)		100	100
Mayne Logistics Pty Ltd	(c	)	Australia	100	100
– Mayne Asian Holdings Pty Ltd			Australia	100	100
Saftsal Pty Limited			Australia	100	100
– Aksertel Pty Limited			Australia	100	100
– Onosas Pty Limited			Australia	100	100
– Lamsak Pty Limited			Australia	100	100
HCoA International Holdings Pty Ltd			Australia	100	100
Pathology Services Pty Ltd	(c	)	Australia	100	100
– Gynaelab Pty Limited	(c	)	Australia	100	100
Pruinosa Pty. Limited			Australia	100	100
Australian Medical Enterprises Limited	(c	)	Australia	100	100
– AME Hospitals Pty Ltd			Australia	100	100
– AME Trust				100	100
– Victoria House Holdings Pty Limited			Australia	100	100
– Larches Pty Ltd			Australia	100	100
– AME Properties Pty Ltd			Australia	100	100
– AME Property Trust				100	100
– Attadale Hospital Property Pty Ltd			Australia	100	100
– Glengarry Hospital Property Pty Ltd			Australia	100	100
– Jamison Private Hospital Property Pty Ltd			Australia	100	100
– AME Trading Trust				100	100
– Hadassah Pty Ltd			Australia	100	100
– Rannes Pty Ltd			Australia	100	100
– Glengarry Hospital Unit Trust No 2				100	100
– Glengarry Hospital Unit Trust No 1				100	100
– Hallcraft Pty Ltd			Australia	100	100
– Hallcraft Unit Trust				100	100
– Jandale Pty Ltd			Australia	100	100
– AME Medical Services Pty Ltd			Australia	100	100
– Integrated Health Care Pty Ltd			Australia	100	100
– Kelldale Pty Ltd			Australia	100	100
– Seacresh Pty Limited			Australia	51	51
– Seacrest Unit Trust	(d	)		51	51
– Pacific Medical Centres Pty Limited			Australia	100	100
– Link Medical Laboratory Holdings Pty Ltd			Australia	100	100

Notes to the financial statements for the financial year ended 30 June 2002 (continued)

			Country of Incorporation	Mayne Group Limited’s direct and indirect interest held
				2002	2001
		Notes		%	%

31.	Particulars in relation to Controlled Entities (continued)

	Trezise Services Pty Ltd		Australia	100	100
	Hillsands Pty Ltd		Australia	100	100
	Sugerman’s Pathology Pty. Ltd.		Australia	100	100
	Mayne Healthcare Holdings Pty Lt	(c)	Australia	100	100
	– Mayne Health Logistics Pty Ltd		Australia	—	100
	– Mayne Pathology Holdings Pty Ltd	(c)	Australia	100	100
	– Mayne Health Pathology Pty Ltd	(c)	Australia	100	100
	– Dorevitch Laboratory Services Pty Ltd		Australia	100	100
	– Mayne Medical Centre Holdings Pty Limited	(c)	Australia	100	100
	– Mayne Medical Centre Operations Pty Limited	(c)	Australia	100	100
	– Mayne Aged Care Holdings Pty Ltd		Australia	100	100
	– Mayne Aged Care Operations Pty Ltd		Australia	100	100
	– Mayne Diagnostic Imaging Holdings Pty Limited	(c)	Australia	100	100
	– Healthcare Imaging Services Pty Ltd	(c)	Australia	100	100
	– Healthcare Imaging Services (Vic) Pty Ltd	(c)	Australia	100	100
	– Cabramatta Imaging Pty Ltd		Australia	50	50
	– Cabramatta Unit Trust		Australia	50	50
	– Brystow Pty Ltd		Australia	100	100
	– Western Suburbs Ultra-sound & Radiology Services Trust		Australia	100	100
	– Orana Services Trust	(d)	Australia	50	50
	– Orana Services Pty Ltd		Australia	50	50
	– Norcoray Unit Trust	(d)	Australia	50	50
	– Norcoray Pty Ltd		Australia	50	50
	HCoA Operations Pty Ltd		Australia	100	100
	– HCA Management Pty Limited		Australia	100	100
	Malahini Pty Limited		Australia	100	100
	– Tilemo Pty Limited		Australia	100	100
	– Hospital Affiliates of Australia Pty Ltd		Australia	100	100
	– C.R.P.H. Pty. Limited		Australia	100	100
	– P.M.P.H. Pty. Limited		Australia	100	100
	– Hospital Developments Pty. Limited		Australia	100	100
	Relkban Pty. Limited		Australia	100	100
	Relkmet Pty. Limited		Australia	100	100
	Votraint No. 664 Pty. Limited		Australia	100	100
	Votraint No. 665 Pty. Limited		Australia	100	100
	– HOAIF Pty Ltd		Australia	100	100
	Hospitals of Australia Limited	(c)	Australia	100	100
	– Dabuvu Pty Limited		Australia	100	100
	Wellness Holdings Pty Ltd		Australia	100	100
	– Corporate Wellness Solutions Pty Ltd		Australia	100	100

Notes to the financial statements for the financial year ended 30 June 2002 (continued)

			Country of Incorporation	Mayne Group Limited’s direct and indirect interest held
				2002	2001
		Notes		%	%

31.	Particulars in relation to Controlled Entities (continued)

	– HCoA Hospital Holdings (Australia) Pty Ltd	(c)	Australia	100	100
	– HCoA Operations (Australia) Pty Ltd	(c)	Australia	100	100
	– Hospital Corporation Australia Pty Limited	(c)	Australia	100	100
	– Australian Hospital Care Limited	(c)	Australia	100	100
	– Australian Hospital Care (Latrobe) Pty Ltd	(c)	Australia	100	100
	– Australian Hospital Care (MPH) Pty Ltd	(c)	Australia	100	100
	– Australian Hospital Care (The Avenue) Pty Ltd	(c)	Australia	100	100
	– Rehabilitation Holdings Pty Ltd	(c)	Australia	100	100
	– Australian Hospital Care 1998 Pty Ltd	(c)	Australia	100	100
	– Australian Hospital Care (Masada) Pty Ltd	(c)	Australia	100	100
	– Masada Private Hospital Unit Trust			100	100
	– Australian Hospital Care (Como) Pty Ltd	(c)	Australia	100	100
	– AHC Tilbox Pty Ltd	(c)	Australia	100	100
	– AHC Risen Pty Ltd	(c)	Australia	100	100
	– Australian Hospital Care (Knox) Pty Ltd		Australia	100	100
	– Knox Private Hospital Unit Trust			100	100
	– Australian Hospital Care (Northpark) Pty Ltd	(c)	Australia	100	100
	– Australian Hospital Care (Dorset) Pty Ltd		Australia	100	100
	– Dorset Private Hospital Unit Trust			100	100
	– Australian Hospital Care Investments Pty Ltd	(c)	Australia	100	100
	– AHC Radiology Pty Ltd		Australia	100	100
	– The AHC Radiology Unit Trust			100	100
	– Australian Hospital Care (Pindara) Pty Ltd		Australia	100	100
	– Pindara Private Hospital Unit Trust			100	100
	– Australian Hospital Care (Ringwood) Pty Ltd		Australia	100	100
	– Ringwood Private Hospital Unit Trust			100	100
	– Australian Hospital Care (Lady Davidson) Pty Ltd	(c)	Australia	100	100
	– Australian Hospital Care (MSH) Pty Ltd		Australia	100	100
	– Australian Hospitals Unit Trust			100	100
	– Australian Hospital Care (Allamanda) Pty Ltd	(c)	Australia	100	100
	– Australian Hospital Care (HPH) Pty Ltd	(c)	Australia	100	100
	– The Victorian Rehabilitation Centre Pty Ltd	(c)	Australia	100	100
	– Health Technologies Pty Ltd	(c)	Australia	100	100
	– eHealth Technologies Limited		Australia	100	100
	– Australian Hospital Care (Spare) Pty Ltd		Australia	100	100
	– Spare Unit Trust			100	100
	F H Faulding & Co Ltd	(d)	Australia	100	—
	– Mayne Pharma Pty Ltd (formerly Mayne Health Logistics International Pty Ltd)	(d)	Australia	100	100

Notes to the financial statements for the financial year ended 30 June 2002 (continued)

			Country of Incorporation	Mayne Group Limited’s direct and indirect interest held
				2002	2001
		Notes		%	%

31.	Particulars in relation to Controlled Entities (continued)
	Mayne Limited		New Zealand	100	100
	– Mayne Holdings (NZ) Limited		New Zealand	100	100
	Transport Security Insurance (Pte) Ltd		Singapore	100	100
	– Gold Reserve Limited		Hong Kong	100	100
	– China-Australia Cold Store and Warehouse Co. Ltd		Peoples Republic of China	95	95
	– Mayne Logistics (Malaysia) Sdn. Bhd.		Malaysia	100	100
	(formerly Online Distribution Services Sdn. Bhd.)
	– Etika Gelora Sdn. Bhd.	(e)	Malaysia	30	30
	– Mayne Logistics (Thailand) Limited		Thailand	60	60
	PT Health Care of Surabaya		Indonesia	99	99
	PT Putramas Muliasantosa	(i)	Indonesia	95	60
	– PT Mitrajaya Medikatama		Indonesia	95	52.8
	– PT Mayne Logistics Operations		Indonesia	100	100
	– Mayne Holdings (Fiji) Ltd		Fiji	100	100
	– Mayne Services (Fiji) Ltd		Fiji	100	100
	– Mayne Nickless Deutschland GmbH	(g)	Germany	—	100
	– Bergaglio Trasporti S.R.l.	(g)	Italy	100	100
	– Mayne SNC	(f)	Belgium	100	100
	– Mayne International B.V.		The Netherlands	100	100
	– Mayne Holdings (UK) Ltd		The Netherlands	100	100
	– Mayne European Holdings Limited		United Kingdom	100	100
	– Security Express Limited		United Kingdom	100	100
	– D.P.E. International Limited		United Kingdom	100	100
	Mayne Group Canada Inc.		United Kingdom	100	100
	– Mayne Transport Inc.		Canada	100	100
	– Mayne Logistics Inc.		Canada	100	100
	– Mayne Incorporated		United States	100	100

Notes to the financial statements for the financial year ended 30 June 2002 (continued)

			Country of Incorporation	Mayne Group Limited’s direct and indirect interest held
				2002	2001
		Notes		%	%

31.	Particulars in relation to Controlled Entities (continued)
	– DBL Australia Pty Ltd		Australia	100	—
	– Mayne Pharma (Canada) Inc (formerly Faulding (Canada) Inc)		Canada	100	—
	– Faulding Farmaceutica do Brasil Lda		Brazil	100	—
	– Faulding Healthcare Pty Ltd	(c)	Australia	100	—
	– BML Pharmaceuticals Pty Limited	(c)	Australia	100	—
	– Cenovis Pty Ltd	(c)	Australia	100	—
	– Cenovis Health Co Sdn Bhd		Malaysia	100	—
	– Cenovis Health Co Pty Ltd		Australia	100	—
	– Vitelle Health Company Pty Limited		Australia	100	—
	– AHB Pty Limited		Australia	100	—
	– Faulding Healthcare Europe Holdings Ltd		UK	100	—
	– Faulding Consumer UK Limited		UK	100	—
	– Bullivants’ Natural Health Products Pty Limited	(c)	Australia	100	—
	– Bullivants’ Natural Health Products (HK) Limited		Hong Kong	100	—
	– Bullivants’ Natural Health Products (International) Pty Ltd		Australia	100	—
	– Faulding Consumer (NZ) Limited		New Zealand	100	—
	– Natural Nutrition Pty Ltd		Australia	100	—
	– Natural Facts Pty Limited		Australia	100	—
	– Chem Mart Pty Limited	(c)	Australia	100	—
	– Faulding Healthcare Retail Pty Ltd	(c)	Australia	100	—
	– Terry White Management Pty Ltd	(c)	Australia	100	—
	– Healthsense Pty Ltd		Australia	100	—
	– The Medicine Shoppe Australia Pty Ltd		Australia	100	—
	– Minfos Systems Pty Ltd		Australia	80	—
	– F H Faulding Securities Pty Ltd		Australia	100	—
	– F H Faulding Services Pty Ltd		Australia	100	—
	– Queensland Biochemics Pty Ltd		Australia	100	—
	– Independent Pharmaceutical Supplies Pty Ltd	(c)	Australia	100	—
	– ACN 091 753 043 Pty Ltd		Australia	100	—
	– Healthlinks.net Pty Ltd		Australia	100	—
	– COMDOTPLI Pty Ltd		Australia	50	—
	– GenRx Pty Ltd		Australia	100	—
	– Faulding Healthcare International Holdings Inc		USA	100	—
	– Faulding Healthcare US Holdings Inc		USA	100	—
	– Faulding Consumer Holdings Inc		USA	100	—
	– Faulding Healthcare (IP) Holdings Inc		USA	100	—
	– Faulding Consumer Inc		USA	100	—
	– Faulding Medical Device Co		USA	100	—
	– Faulding Pharmaceutical Co		USA	100	—
	– Faulding Puerto Rico, Inc		USA	100	—

Notes to the financial statements for the financial year ended 30 June 2002 (continued)

				Mayne Group Limited’s direct and indirect interest held
			Country of Incorporation	2002	2001
		Notes		%	%
31.	Particulars in relation to Controlled Entities (continued)

	– Faulding Pharmaceuticals (Hong Kong) Ltd		Hong Kong	100	—
	– Faulding Pharmaceuticals (M) Sdn Bhd		Malaysia	100	—
	– Faulding Pharmaceuticals (NZ) Ltd		New Zealand	100	—
	– Chem Mart Pharmaceuticals (NZ) Ltd		New Zealand	100	—
	– Faulding Pharmaceuticals plc		UK	100	—
	– Faulding Arzneimittel GmbH		Germany	100	—
	– Faulding Farmaceutica, Lda		Portugal	100	—
	– Faulding Pharmaceuticals NV		Belgium	100	—
	– Faulding Pharmaceuticals SA		France	100	—
	– Faulding Farmaceutici srl		Italy	100	—
	– Faulding Farmaceutica SL		Spain	100	—
	– Central Laboratories Limited		Ireland	100	—
	– Central Laboratories (Ireland) Ltd		Ireland	100	—
	– Faulding Pharmaceuticals GmbH		Switzerland	100	—
	– Faulding Pharmaceuticals (SEA) Pte Ltd		Singapore	100	—
	– Faulding Distributors (SEA) Pte Ltd		Singapore	100	—
	– Newage Sdn Bhd		Malaysia	67	—
	– Faulding-DBL Pharmaceuticals Company (Japan) Limited		Japan	100	—
	– Faulding Pharmaceuticals Philippines Inc		Philippines	100	—
	– F H Faulding Properties (Vic) Pty Ltd		Australia	100	—
	– F H Faulding Properties (SA) Pty Ltd		Australia	100	—
	– F H Faulding Properties (Vic) Trust			100	—
	– F H Faulding (Vic) 1984 Pty Ltd		Australia	100	—
	– PSPA Pty Ltd		Australia	100	—
	– Naslock Pty Ltd		Australia	100	—
	– Pharmacy Promotions Pty Ltd		Australia	100	—
	– ACN 007 444 322 Pty Ltd		Australia	100	—
	– DSU Pty Ltd (formerly CMAX Pty Ltd)		Australia	100	—

(a) All controlled entities are audited by KPMG with the exception of China Australia Cold Store & Warehouse Co Ltd and Faulding Pharmaceuticals S A.
(b) Entities not directly held by Mayne Group Limited are indented.
(c) These Australian controlled entities are not required to prepare financial reports or to be audited for statutory purposes because they have entered into deeds of cross guarantee as detailed in Note 30.
All Australian controlled entities other than those noted under (d) are small proprietary companies and are not required to prepare audited financial reports.
(d) These Australian controlled entities are required to prepare audited financial reports.
(e) The economic entity has arrangements in place whereby it controls the company.
(f) Owned 99% by Mayne Holdings (U.K.) Limited and 1% by Mayne European Holdings Limited.
(g) In liquidation.
(h) All entities are domiciled in their country of incorporation.
(i) Owned 60% by Mayne Group Limited and 35% by PT Healthcare of Surabaya
(j) No controlled entities carry on material business operations other than in their country of incorporation

Notes to the financial statements for the financial year ended 30 June 2002 (continued)

31.    Particulars in relation to Controlled Entities (continued)

Acquisition and Disposal of Controlled Entities:

The following controlled entities were acquired during the financial year:

	Date of Acquisition	Consideration	Proportion of Shares Acquired
		$’000%
FH Faulding & Co Limited (1)	1/10/2001	2,354,915	100

( )
FH Faulding & Co Limited manufacture and distribute pharmaceutical and other healthcare products. Pharmaceuticals comprises the development, manufacture and distribution of injectible pharmaceuticals and of health and personal care products and the provision of distribution and retail management services to pharmacies. A restructuring provision of $36.9 million for restructuring the operations of F H Faulding & Co Ltd was established at acquisition. This related primarily to redundancies, contractual arrangements and claims liabilities. At 30 June 2002 $19.0 million remains in the provision.

On 1 December 2001 the 35% outside equity interest in P T Putramas Muliasantosa was acquired for $ 41.394 million.

The following controlled entity was disposed of during the financial year:

	Date of Disposal	Consideration	Consolidated Profit/(Loss) on Disposal	Proportion of Shares Sold
		$’000	$’000%
Mayne Health Logistics Pty Ltd	7/12/2001	(1)	nil	100

(1)
In conjuction with the acquisition of F H Faulding & Co Ltd and the simultaneous disposal of the Faulding oral pharmaceutical business, Mayne Health Logistics Pty Ltd was sold to Alpharma Inc. for consideration of $1.

The following controlled entities were acquired during the previous financial year:

	Date of Acquisition	Consideration	Proportion of Shares Acquired
		$’000%
Corporate Wellness Solutions Pty Ltd (1)	3/07/2000	1,322	100
Australian Hospital Care Limited (2)	1/02/2001	198,275	100

(1)	Corporate Wellness Solutions Pty Ltd advises companies on employee health issues.
(2)	Australian Hospital Care Limited (“AHC”) owns and operates private hospitals.
A restructuring provision of $50.4 million for restructuring the operations of AHC was established at acquisition. This related primarily to redundancies, contractual arrangements and claims liabilities. At 30 June 2002 $ 25.703 million remains in the provision.

The following controlled entities were disposed of during the previous financial year:

	Date of Disposal	Consideration	Consolidated Profit/(Loss)on Disposal	Proportion of Shares Sold
		$’000	$’000%
Mayne Nickless Europe plc	20/12/2000)
Mayne Nickless (U.K.) Limited	20/12/2000)
Interlink Express plc	20/12/2000)
Interlink Express Parcels Limited	20/12/2000)
Interlink Ireland Limited	20/12/2000)	511,870	157,240	100

Other unincorporated entities were divested during the previous financial year for net consideration of $41.8 million.

Notes to the financial statements for the financial year ended 30 June 2002 (continued)

32.	Equity Accounting Information

Associated Entities at 30 June 2002 were:

					Investment Carrying amount				Equity share of Operating Profits & Losses After Tax &
Associated Entity	Principal Activity	% Interest in Equity Capital		Equity Accounted Year Ended	Equity Value	Equity Value	Dividends Received		Extraordinary Items & Outside Equity Interests
		2002	2001		2002	2001	2002	2001	2002	2001
					$’000	$’000	$’000	$’000	$’000	$’000
St George Private	Medical Services -
Hospital Nuclear	Australia
Medicine Pty Ltd		50.00%	50.00%	30 June	362	340	—	28	22	5

Campsie Nuclear	Medical Services -
Medicine Pty Ltd	Australia	50.00%	50.00%	30 June	47	57	—	—	(10)	27

Gippsland Pathology	Pathology Services -
Service Pty Ltd (b)	Australia	32.00%	32.00%	30 June	7,492	7,921	866	677	(429)	(255)

Minjesk Investment	Hospital -
Corporation Limited	Fiji	20.00%	20.00%	30 June	481	480	—	—	(498)	(66)

					8,382	8,798	866	705	(915)	(289)

(a)	No notional goodwill is attributable to the associated entities.

(b)	The investment in Gippsland Pathology Service Pty Limited was acquired on 1 April 2000.

(c)	The market values of investments in associated entities are represented by their equity carrying values.

    Notes to the financial statements for the financial year ended 30 June 2002 (continued)

		2002	2001
		$’000	$’000
32.	Equity Accounting Information (continued)

	Financial Information relating to Associates:

	The economic entity’s share of profits and losses, assets and liabilities of associates, in aggregate is:

	Statement of Financial Performance:

	Share of profits / (losses) from ordinary activities before tax of associates	728	1,311
	Share of income tax expense attributable to profit/(loss) from ordinary activities of associates	(367)	(485)

	Share of net profit/(loss) as disclosed by associates	361	826
	Equity accounting adjustments:
	— goodwill amortisation	(410)	(410)

	Equity accounted share of net profit/(loss) of associates	(49)	416
	Dividends received from associates	(866)	(705)

	Share of associates net profit equity accounted	(915)	(289)

	Statement of Financial Position:

	Reserves:
	Equity share of reserves of associated entities at the beginning of the year	(3)	—
	Equity share of reserves in the current year	(4)	(3)

	Equity accounted share of reserves of associates at the end of the year	(7)	(3)

	Retained Profits:
	Equity share of retained profits of associated entities at the beginning of the year	(191)	98
	Equity share of retained profits in the current year	(915)	(289)

	Equity accounted share of retained profits of associates at the end of the year	(1,106)	(191)

	Movements in carrying amount of investments:
	Carrying amount of investments in associates at the beginning of the year	8,798	9,169

	Changes in equity invested in associates during the year	503	(79)
	Share of movement in associates reserves	(4)	(3)
	Share of associates net profit equity accounted	(915)	(289)

	Carrying amount of investments in associates at the end of the year	8,382	8,798

    Notes to the financial statements for the financial year ended 30 June 2002 (continued)

		2002	2001
		$’000	$’000
33.	Transactions with Related Parties

	Wholly Owned Group
	Dividends and interest received by the parent entity from controlled entities are disclosed in Note 3.

	Interest paid by the parent entity to controlled entities is disclosed in Note 4.

	Details of investments in controlled entities are disclosed in Notes 13 and 31.

	Amounts due to and receivable from controlled entities within the wholly owned group are disclosed in Notes 9, 12 and 18.

	These balances comprise:
	Receivables	33,190	15,612
	Loans at call	1,927,482	1,595,699
	Accrued interest	1,733	1,998

	Amounts owing by controlled entities	1,962,405	1,613,309

	Weighted average interest rates	4.82%	2.53%

	Payables	1,259	515
	Loans at call	1,801,651	774,616
	Accrued interest	31,288	18,664

	Amounts owing to controlled entities	1,834,198	793,795

	Weighted average interest rates	4.85%	5.21%

Interest is charged only on loans at call owing to operating controlled entities. Interest rates charged are based on the economic entity’s planned investment and borrowing rates set at the commencement of each financial year.

	Loans between entities in the wholly owned group are repayable at call.

Notes to the financial statements for the financial year ended 30 June 2002 (continued)

33.    Transactions with Related Parties (continued)

Associated Entities:

Dividends paid by associated entities are disclosed in Note 32.

St George Private Hospital Nuclear Medicine Pty Ltd

An entity within the economic entity charges rent and outgoings and provides accounting services for St George Private Hospital Nuclear Medicine Pty Ltd. During the 2002 financial year these charges totalled $nil (2001, $0.134 million).

Campsie Nuclear Medicine Pty Ltd

An entity within the economic entity charged rent and outgoings and provides accounting services for Campsie Nuclear Medicine Pty Ltd. During the 2002 financial year these charges totalled $ 0.255 million (2001, $nil) of which $ nil (2001, $ nil ) was outstanding at period end.

Minjesk Investment Corporation Limited

An entity within the economic entity charges management fees to Minjesk Investment Corporation Limited. During the 2002 financial year these charges totalled $ 0.176 million (2001, $ 0.167 million). An entity within the economic entity holds convertible notes in Minjesk Investment Corporation Limited. At 30 June 2002, these totalled $ 0.184 million (2001, $ nil). Interest paid on these notes during the period was $ 0.015 million which was all outstanding at period end.

Notes to the financial statements for the financial year ended 30 June 2002 (continued)

33.    Transactions with Related Parties (continued)

Directors’ Interests

Parent Entity

The names of the Directors of Mayne Group Limited who held office at any time during the financial year are:

M.R. Rayner	Director since 1995
P.C. Barnett	Director since 1996
Sir Ross Buckland	Appointed 25 September 2001
I.R.L. Harper	Director since 1978, retired on 13 November 2001
S.B. James	Appointed 29 January 2002
S.C.H. Kay	Appointed 28 September 2001
P.E. Mason	Director since 1992
R.McR. Russell	Appointed 28 August 2001
J. Sloan	Director since 1995
P.J.Smedley	Director since 2000, retired on 28 August 2002

Directors’ holdings of shares and options (1) :

The interests of Directors of the parent entity and their Director related entities in shares and options of entities within the economic entity at balance date was:

	2002	2001
Mayne Group Limited:
Ordinary shares fully paid	2,944,814	2,155,556
Options over ordinary shares	—	—

(1)    This includes 2,000,000 shares issued to PJ Smedley and 750,000 shares issued to SB James on 23 June 2000 pursuant to shareholder approval received at the Annual General Meeting in November 2000 details of which are referred to below.

Share Transactions:

The aggregate number of shares acquired and disposed of by Directors of the parent entity and their Director related entities during the year was:

	2002	2001
Mayne Group Limited:

Shares acquired:
Ordinary shares fully paid (1)	70,272	11,433
Options over ordinary shares	—	—

Shares disposed of:
Ordinary shares fully paid	—	—

Dividends paid by the parent entity during the year on Directors’ shareholdings were $0.382 million (2001, $0.237 million).

The Directors held no shares in the capital of any corporation related to the economic entity (as defined in Section 50 of the Corporations Act 2001) as at the date of this financial report other than as bare trustee for a company in the economic entity.

Loans to Directors:

At the Annual General Meeting in November 2000 shareholders ratified the issue, on 23 June 2000, of 2,000,000 shares to PJ Smedley and 750,000 shares to SB James, in each case at market price, and financed by an interest free loan of $5.86 million in the case of Mr Smedley and $2.198 million in the case of Mr James. The loan to Mr Smedley must be repaid in full by 31 December 2002 and the loan to Mr James must be paid in full by no later than the expiry date of Mr James’ service agreement. In each case, if the amount outstanding at the relevant date exceeds the value of the shares issued, repayment is only required of an amount equal to the value of the shares on that date. The loans must be reduced by the after-tax amount of any dividends received in respect of the shares and by the after tax amount of any fees received by Mr Smedley or Mr James (as the case may be) as a result of holding a directorship (with the Company’s consent) of a company outside the Mayne Group. Any proceeds of a buy-back or cancellation of the shares by the Company must first also be applied to repayment of the loans.The company is liable for any fringe benefits tax payable in respect of the issue of shares and the loans. During the year, $ 0.29 million (2001, $0.17 million) of the loan to Mr Smedley was repaid and $0.05 million ( 2001, $ 0.04 million) of the loan to Mr James was repaid . At 30 June 2002, the balance of the loan to Mr Smedley outstanding was $ 5.395 million (2001, $5.69 million) and of the loan to Mr James outstanding was $2.105 million (2001, $2.15 million).

In addition, the balance of car loans previously made to RC Susilo, a director of PT Putramas Mutiasantosa, and J Gunawan, a director of PT Mitrajaya Medikatama, was $A35,110 at balance date (2001: A$47,272). These loans are for a period of 5 years and are interest free. An amount of A$12,162 was received in part repayment of these loans during the year.

Notes to the financial statements for the financial year ended 30 June 2002 (continued)

33.    Transactions with Related Parties (continued)

Other transactions:

Particulars of related party transactions entered into by the economic entity with Directors or their director related entities during the year are as follows;

(a)	During the year, the parent entity has entered into:

(i)
deeds of indemnity in favour of SB James (who became a Director on 29 January 2002), S C H Kay (who became a Director on 28 September 2001), Sir Ross Buckland (who became a Director on 25 September 2001) and R McR Russell (who became a Director on 28 August 2001) in accordance with the terms of rules 69(a) and (b) of the parent entity’s constitution which provide an indemnity against liabilities incurred while acting as an officer of the parent entity to persons (excluding the parent entity or its related bodies corporate) to the extent permitted by law;

(ii)
deeds in favour of SB James, SCH Kay, Sir Ross Buckland and R McR Russell in accordance with the terms of rules 68 and 69(c) of the parent entity’s constitution which include for a period of seven years after ceasing to be a Director:

–
rights of access and use with respect to Board papers, minutes of Board and of Committee meetings and other related documents in connection with proceedings in which the Director may be involved, subject to reasonable limitations where issues of confidentiality or privilege arise; and

–
obligations of the parent entity to arrange directors’ and officers’ liability insurance on terms which are reasonable having regard to various factors relating to the parent entity and the insurance market;

(iii)
deeds of indemnity with PE Mason, MR Rayner, PC Barnett, PJ Smedley, SB James, PL Jenkins, PM Hourihan, A Burgess, JW Priestley and KP Kee indemnifying them against certain liabilities that may be incurred in connection with the takeover bid to acquire all the shares and options in FH Faulding & Co Limited and their involvement in the due diligence process connected with the takeover bid and also against certain associated legal costs that may be reasonably incurred by them in defending an action for any such liability; and

(vi)
deeds of indemnity with G. Brown, D. Cranwell, R. Passalaqua and H. Anneveldt, being the Directors of the newly incorporated Indonesian subsidiary PT Mayne Logistics Operations (Indonesia), against liabilities incurred in their capacity as an officer of the company whilst it was in the process of formation, to the extent permitted by law.

(b)	The parent entity pays premiums in respect of directors’ and officers’ liability insurance. Part of the premium relates to former directors and officers of the economic entity.

(c)	Mr GG Spurling who resigned as a director of the parent entity on 29 May 2001 was paid $197,420 during the year in accordance with his service contract and as approved by shareholders.

Notes to the financial statements for the financial year ended 30 June 2002 (continued)

33.    Transactions with Related Parties (continued)

(d)	Certain wholly-owned controlled entities entered into transactions with their Directors or entities associated with their Directors. These transactions included:

(i)    Rental paid to Mr B McClelland, a director of Central Laboratories Limited and Central Laboratories (Ireland) Limited, for the use of premises leased from him. Services were provided to Central Laboratories by parties related to Mr McClelland. Both fees were paid on normal commercial terms and conditions.

(ii)    Legal fees paid to the legal firm of which Mr R S Carswell, a director of Mayne Pharma (Canada) Inc, is a partner. These fees were paid on normal commercial terms and conditions.

(iii)    Legal fees paid to the legal firm of which Ms S Beaubien, a director of Mayne Pharma (Canada) Inc, is a partner. These fees were paid on normal commercial terms and conditions.

(iv)    Legal fees paid to the legal firm of which Mr W R Griffith, a director of Faulding Holdings Inc and Faulding Healthcare International Holdings Inc and various subsidiaries of those companies, is a partner. These fees were paid on normal commercial terms and conditions.

(v)    Legal fees paid to the legal firm of which Mr R McR Russell, a director of Mayne Group Limited, is a partner. These fees were paid on normal commercial terms and conditions.

(vi)    Corporate service fees were paid to Hicks-Woode Corporate Services Sdn Bhd of which Ms Mah Li Chen, a director of Faulding Pharmaceuticals (M) Sdn Bhd, is a director.

(vii)    Management fees and corporate service fees paid to AON Insurance Managers (Singapore) Pte Ltd of which Michael John Parrish and Betty Tan Kim Hiang, directors of Transport Security Insurance (Pte) Limited, are directors.

(viii)    Euromed Srl, Fin Posillipo Spa, Farmacie Petrone Srl, Farmacie Massimo Petrone, Farmacie Internazionale and Farmacie Carmine Petrone Srl, all of which are director related entities of R Petrone, a director of Faulding Farmaceutici Srl, bought and sold various goods and services and received commissions on sales from the F H Faulding & Co Ltd Group of companies on normal commercial terms and conditions.

These amounts comprise:

	2002	2001
	$’000	$’000
Purchase of goods and services	973	—
Sale of goods and services	725	—
Commision paid	91	—
Legal fees	2,102	434
Rent paid	26	—
Corporate services and other fees	59	144

The following amounts were outstanding at the end of the year arising from transactions with directors of companies in the economic entity and their director related entities during the year detailed above:

Aggregate amounts receivable:
from Directors and their director related entities
Current	$74,471

Aggregate amounts payable:
to Directors and their director related entities
Current	$656,295

(e)	From time to time Directors of the parent entity or its controlled entities may use the logistics or healthcare services provided by entities within the economic entity.

(f)
Directors of the parent entity are Directors of other entities which trade with the economic entity under normal customer supplier relationships. None of these Directors is able individually or jointly to significantly influence the commercial relationship of these entities with the economic entity.

(g)
In addition to the transactions above, transactions entered into during the year with Directors of its controlled entities or with director-related entities included contracts of employment with relatives of Directors on either a full time, casual or work experience basis on normal commercial terms and conditions.

Each of the transactions referred to in (e), (f) and (g) above:

(i)
occur within a normal employee, customer or supplier relationship on terms and conditions no more favourable than those which it is reasonable to expect the entity would have adopted if dealing with the director or director- related entity at arm’s length in the same circumstances;

(ii)
do not have the potential to adversely affect decisions about the allocation of scarce resources made by users of the financial report, or the discharge of accountability by the directors, if disclosed in the financial report only by general description; and

(iii)	are trivial or domestic in nature.

Notes to the financial statements for the financial year ended 30 June 2002 (continued)

34.	Superannuation Commitments

As at 30 June 2002 entities within the economic entity participated in three defined benefit plans.

The three defined benefit plans provide benefits to employees or their dependants on retirement, resignation, disablement or death. Members and entities within the economic entity make contributions as specified in the rules of the respective funds. Contributions by these entities are based on percentages of current salaries actuarially assessed to meet defined benefits based on multiples of final average salaries determined by length of service and are enforceable in accordance with the respective rules so long as they are parties to the funds.

Actuarial assessments of the three defined benefit plans have been made by the following independent actuaries on the dates indicated.

A further actuarial review of the Mayne Group Limited Superannuation Fund is to be undertaken as at 1 July 2002

Australia:		1 July 1999	D.A. Scott, F.I.A.

Canada:	Plan A	26 April 2000	William M Mercer
	Plan B	26 April 2000	William M Mercer

The assets of each fund are sufficient to satisfy all benefits that would have been vested in the event of the termination of the fund, or in the event of the voluntary or compulsory termination of the employment of each employee. Contributions are also made to a number of industry accumulation funds in accordance with various awards.

	Mayne Group Limited Superannuation Fund	Loomis Canadian Pension Plans A & B A, B	Total
	$’000	$’000	$’000
At 30 June 2002
Dates at which the following amounts were determined:

Market Value of Plan Assets	30 June 2002	30 June 2002
Accrued Benefits (a)	30 June 2002	30 June 2002
Vested Benefits (a)	30 June 2002	30 June 2002

Net Market Value of Plan Assets (a)	62,968	8,346	71,314
Accrued Benefits (a)	63,688	8,616	72,304
Excess/(deficiency) of Plan
Assets Over Accrued Benefits	(720)	(270)	(990)
Vested Benefits	62,022	5,630	67,652
Employer Contributions
Recognised in the Financial Statements	8,023	45	8,068

(a) At 30 June 2002 the figures for the Mayne Group Limited Superannuation Fund were unaudited and were derived from an interim actuarial review. As noted above a further actuarial review of the Mayne Group Limited Superannuation Fund is to be undertaken as at 1 July 2002.

The Group acquired F H Faulding & Co Ltd (FHF) during the current financial year and Australian Hospital Care Limited (AHC) during the previous financial year. FHF and AHC contribute to a number of defined contribution funds for the provision of benefits for their employees. The benefits provided under the plans are based on accumulated contributions and fund earnings.

Notes to the financial statements for the financial year ended 30 June 2002 (continued)

34.    Superannuation Commitments (continued)

	Mayne Group Limited Superannuation Fund	Loomis Canadian Pension Plans A and B	Total
	$’000	$’000	$’000
At 30 June 2001
Dates at which the following amounts were determined:

Market Value of Plan Assets	30 June 2000	30 June 2001
Accrued Benefits	1 July 1999	30 June 2001
Vested Benefits	30 June 2000	30 June 2001

Net Market Value of Plan Assets	87,549	19,232	106,781
Accrued Benefits	82,482	16,264	98,746
Excess/(deficiency) of Plan
Assets Over Accrued Benefits	5,067	2,968	8,035
Vested Benefits	80,620	13,115	93,735
Employer Contributions
Recognised in the Financial Statements	2,116	87	2,203

Notes to the financial statements for the financial year ended 30 June 2002 (continued)

			Consolidated		Parent Entity

			2002	2001	2002	2001
			$’000	$’000	$’000	$’000
35.	Remuneration of Directors and Executives

	(a)	Total income paid or payable, or otherwise made available,
to all directors of the parent entity and controlled entities
		from the parent entity or any related party	8,997	6,000	6,466	2,554

	(b)	The number of directors of the parent entity whose
income from the parent entity or any related party
falls within the following bands:

	$
10,000	—	19,999	—	1
60,000	—	69,999	3	1
70,000	—	79,999	—	4
80,000	—	89,999	3	—
220,000	—	229,999	—	1
240,000	—	249,999	1	—
420,000	—	429,999	1	—
1,510,000	—	1,519,999	1	—
1,950,000	—	1,959,999	—	1
3,840,000	—	3,849,999	1	—

(c)	Details of fees paid or payable to currently serving Non-Executive Directors during the period are set out in the Directors’ Report.

(d)
The economic entity provides for retirement benefits for Non- Executive Directors pursuant to special resolutions passed by shareholders at the Annual General Meetings of the parent entity on 8 November 1988 and 8 November 1994. The provision balance is $1.141 million (2001 $1.301 million).

The amount charged in the statement of financial performance was $0.230 million (2001 $0.240 million) and the amount paid out was $0.390 million (2001 $ nil).

(e)
Any amounts paid to superannuation funds on account of Executive Directors are included on a notional basis in the total remuneration of Directors in note (b) above. During the period the Executive Directors were principally part of a defined benefit superannuation scheme and the amounts paid by the economic entity to the scheme are not necessarily attributable to the Executive Directors.

The Directors, having regard to the number of persons to whom these particulars would relate and the nature of these particulars, believe the provision of full particulars would be unreasonable for the economic entity to disclose.

Notes to the financial statements for the financial year ended 30 June 2002 (continued)

	Consolidated
	2002		2001
	$	’000	$	’000
35. Remuneration of Directors and Executives (continued)

(f) Total income in respect of the financial year received, or due and receivable, from the parent entity, entities in the economic entity or related parties by executive officers of the parent entity and
of controlled entities whose income is $100,000 or more (1), (2)		16,264		18,048

The number of Australian based executive officers of the parent entity and of controlled entities whose income from the parent entity, entities in the economic entity or related parties was at least $100,000 falls within the following bands:

	$		Number

100,001	—	110,000	1	1
150,001	—	160,000	1	1
160,001	—	170,000	—	1
170,001	—	180,000	—	1
190,001	—	200,000	1	—
200,001	—	210,000	2	3
210,001	—	220,000	1	—
230,001	—	240,000	—	2
240,001	—	250,000	1	1
260,001	—	270,000	1	—
280,001	—	290,000	3	1
290,001	—	300,000	—	1
300,001	—	310,000	1	—
310,001	—	320,000	1	1
330,001	—	340,000	—	1
340,001	—	350,000	—	1
360,001	—	370,000	2	—
370,001	—	380,000	1	—
400,001	—	410,000	1	—
410,001	—	420,000	—	2
430,001	—	440,000	1	—
440,001	—	450,000	2	2
450,001	—	460,000	1	—
460,001	—	470,000	2	—
470,001	—	480,000	—	2
480,001	—	490,000	1	—
510,001	—	520,000	1	1
530,001	—	540,000	1	—
580,001	—	590,000	1	—
630,001	—	640,000	—	1
680,001	—	690,000	—	1
700,001	—	710,000	1	1
760,001	—	770,000	—	1
790,001	—	800,000	1	—
830,001	—	840,000	—	1
1,300,001	—	1,310,000	—	1
1,320,001	—	1,330,000	—	1
1,440,001	—	1,450,000	—	1
1,510,001	—	1,520,000	1	—
1,710,001	—	1,720,000	—	1
1,950,001	—	1,960,000	—	1
3,840,001	—	3,850,000	1	—

			31	32

Notes to the financial statements for the financial year ended 30 June 2002 (continued)

35.    Remuneration of Directors and Executives (continued)

Notes:

1.
Disclosure encompasses the total compensation cost including salary, superannuation, motor vehicle benefits inclusive of fringe benefits taxes and benefits received under service agreements, for executives including the Executive Director, responsible for the strategic direction and management of the Group during the year.

2.	The remuneration of executives who work wholly or mainly outside Australia is not included in the disclosure.

36.    Subsequent events

Logistics demerger

On 28 August 2002 the Board announced that following an extensive assessment, including a concurrent trade sale process, the Board believes that a de-merger of the Group’s logistics businesses is in the best interests of Mayne Group shareholders. Unless a superior and clearly achieveble trade sale emerges in the meantime, the Board envisages that formal documentation to effect a de-merger will be lodged with the relevant regulatory authorities in late September, with a view to listing Loomis Limited on the Australian Stock Exchange (“ASX”) by the end of the year.

Share buy back

On 28 August 2002 the Board announced an on-market buy-back program of up to 75 million shares. The on-market buy-back program will commence after the documentation relating to the de-merger is lodged with the ASX. Mayne has appointed UBS Warburg and JB Were to act on the Company’s behalf in respect of this buy-back program.

Notes to the financial statements for the financial year ended 30 June 2002 (continued)

37.   United States Generally Accepted Accounting Principles (US GAAP) Disclosures

MAJOR DIFFERENCES BETWEEN AUSTRALIAN GAAP AND US GAAP

The consolidated financial report of the economic entity is prepared in accordance with Generally Accepted Accounting Principles applicable in Australia (“Australian GAAP”) (refer note 1), which differ in certain significant respects from Generally Accepted Accounting Principles in the United States (“US GAAP”).

The following is a summary of the major differences between Australian GAAP and US GAAP which provides an expansion of certain information included in the notes to the financial statements.

The following table includes profit and loss account information prepared in accordance with Australian GAAP but presented in US GAAP format:

	Consolidated
	2002	2001	2000
	$’000	$’000	$’000
Sales revenue	4,991,957	3,158,663	3,100,402

Costs and expenses
Operating expenses	3,535,430	2,215,380	1,972,188
Depreciation and amortisation	197,138	137,550	136,886
Selling, general and administrative expenses	1,117,630	747,165	1,098,912

Total costs and expenses	4,850,198	3,100,095	3,207,986

Operating profit/(loss) before interest and tax	141,759	58,568	(107,584)
Other income - net gain on disposal of property, plant & equipment	17,186	—	—
Other income - net gain on disposal of related entities	5,554	224,876	—
Other income	63,809	—	—
Interest income	31,914	20,376	4,881
Interest expense	(51,476)	(62,739)	(52,952)
Income tax expense	(30,616)	(75,342)	(14,551)

Operating profit/(loss) after interest and tax	178,130	165,739	(170,206)
Equity share of associated entities after tax	(915)	(289)	20
Minority interest in operating (profits)/losses after interest and tax	(3,604)	(3,888)	(3,893)

Net profit/(loss) after income tax	173,611	161,562	(174,079)

Had the balance sheet been presented in a US GAAP format (prepared in accordance with Australian GAAP):
(i) Other Creditors under current liabilities would have been further dissected in note 17 as follows and the provision for workers compensation would have been reclassified from accounts payable to provisions.

Provision for workers compensation	22,733	30,612
Payroll related payables	57,362	68,073
Interest payable	26,372	30,274
Insurance payables	9,991	7,468
Prepaid revenue	14,679	11,537
Provision for loss arising from divestments	15,878	39,670
Accrued taxes	18,291	14,151
Cross currency swap principal	12,205	1,371
Deferred settlement for acquisitions	—	20,701
Provision for restructure, contingencies and onerous contracts	12,591	45,604
Acquisition provisions	25,701	47,499
Accrued expenses	184,964	79,604

Other creditors per note 17 under Australian GAAP	400,767	396,564

(ii) Payables non-current under non-current liabilities would have been further dissected in note 17 as follows:

Deferred settlement for acquisitions	1,725	1,098
Provision for restructure, contingencies and onerous contracts	1,980	19,084
Other non-current liabilities	4,742	1,270

	8,447	21,452

Notes to the financial statements for the financial year ended 30 June 2002 (continued)

37.    United States Generally Accepted Accounting Principles (US GAAP) Disclosures (continued)

(a)	Property and integral plant

Certain property and integral plant has been revalued by the economic entity at various times. These revaluation increments have increased the carrying value of the assets and accordingly the depreciation charges have been increased above those which would be required on a historical cost basis. For US GAAP purposes the carrying value of assets are restated to historical cost by adjusting the effect of the revaluation increments and decrements and by reversing the additional depreciation charge.

The above policy also causes differences in reported gains and losses on the sale of property, and integral plant. Gains and losses for Australian GAAP are based on consideration less revalued amounts net of accumulated depreciation and amortisation. For US GAAP purposes, gains and losses are determined having regard to historical cost net of accumulated depreciation and amortisation, and revaluation reserves applicable to assets sold are reported as income.

Under Australian GAAP write downs of revalued properties to their fair values can be made against the asset revaluation reserve. For US GAAP purposes these write downs are reported against income.

(b) Goodwill amortisation

Under Australian GAAP goodwill was, until 2 July 1995, amortised using the inverse sum of the digits rate over periods not exceeding 20 years. In addition, a minimum annual write off is applied to small items to recognise that future benefits arising from these acquisitions are expended sooner than those from large acquisitions.

With effect from 3 July 1995 the unamortised balance of goodwill must be amortised under Australian GAAP on a straight line basis over a period not exceeding 20 years from the original acquisition date. Additions since 3 July 1995 are amortised on a straight line basis over a maximum period of 20 years.

For US GAAP purposes where the useful life is considered to be 20 years or longer, the economic entity has maintained the method of straight line amortisation over 40 years. The unamortised balance is reviewed semi-annually and any diminution in value is charged to the Profit and Loss Statement. The recoverability of goodwill is assessed by determining whether the amortisation of the asset balance over its remaining life can be recovered through projected undiscounted future operating cash flows.

(c) Brand names and licences

Brand names and licences are not amortised under Australian GAAP.

To comply with US GAAP an adjustment has been made to amortise brand names and licences on a straight line basis over 40 years.

(d) Deferred expenditure recognised as a period expense

The economic entity has capitalised certain expenditure the benefits for which will be received in future periods. Refer to note 1 (o). This expenditure is treated as a period expense under US GAAP.

Notes to the financial statements for the financial year ended 30 June 2002 (continued)

37.   United States Generally Accepted Accounting Principles (US GAAP) Disclosures (continued)

(e) Income Taxes

Under US GAAP the economic entity applies SFAS 109 “Accounting for Income Taxes”. Under Australian GAAP income taxes are accounted for in accordance with the liability method. SFAS 109 is materially consistent with Australian GAAP.

SFAS 109 requires deferred tax amounts to be raised in respect of certain purchase price allocation adjustments made as a result of business combinations. A deferred tax asset or liability is recognised for differences between the assigned values and the tax basis of assets and liabilities resulting from a business combination.

Deferred tax reconciliation

The types of temporary differences that give rise to significant portions of the deferred tax liabilities and deferred tax assets are comprised of the following at 30 June 2002 and 30 June 2001:

	Consolidated
	2002	2001
	$’000	$’000

Gross deferred tax liability:
Depreciation and consumables	35,875	20,824
Timing difference on capital gains	12,416	12,749
Accrued income	11,339	9,223
Other, net	11,564	(789)

	71,194	42,007

Gross deferred tax assets:
Net operating and capital loss carry forwards (1)	89,144	21,876
Self insurance provisions	—	330
Employee benefit provisions	59,972	47,892
Provision for asset write downs and contractual arrangements	36,972	24,527
Unrealised foreign exchange (gains)/losses	(1,836)	14,076
Timing differences on restructuring provisions	23,618	10,133
Tax arising from acquisition provisions taken to goodwill	—	11,623
Other, net	24,270	780

	232,140	131,237

(1) The net operating and capital loss carry forwards of $89.144 million (June 2001 $21.876 million) are available indefinitely.

Notes to the financial statements for the financial year ended 30 June 2002 (continued)

37.   United States Generally Accepted Accounting Principles (US GAAP) Disclosures (continued)

(f) Provisions

The term “provisions” is used in Australian GAAP to designate accrued expenses with no definitive payment date. This can include such items as employee leave entitlements not yet taken. Classification between current and non-current is generally based on management assessments.

Provisions disclosed in note 19 comply, except where noted, in all material respects with US GAAP. Dividends are not formally declared until shortly after balance sheet date. Under US GAAP, dividends are recorded as liabilities only if formally declared prior to balance date. This difference in treatment has been adjusted in the US GAAP reconciliation of shareholders’ equity. Restructure and onerous contract provisions are discussed at note 37 (v) and (u) respectively.

(g) Minority interests

Minority interests are frequently included as part of total shareholders’ equity under Australian GAAP. The reconciliation to US GAAP has excluded these from shareholders’ equity consistent with US GAAP treatment.

(h) Segment reporting

SFAS 131, “Disclosures about Segments of an Enterprise and Related Information” requires disclosure of certain information about operating segments and geographic areas of operation. Operating segments are defined as components of an enterprise about which separate financial information is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The economic entity’s chief operating decision maker is the Managing Director.

For the purposes of segment reporting Mayne has identified its reportable segments based on a combination of the services provided and the geographic area in which these services are provided.

The following operating segments have been separately disclosed in note 25 but are also added together and disclosed in the following larger operating groups for information purposes:

- Hospitals
- Diagnostic Imaging Services
- Pathology Services
- Medical Centres
- Pharmacy Services

- Pharmaceuticals
- Consumer Products

- Armaguard
- Logistics
- Loomis Courier

The accounting policies of the operating segments are the same as those described in note 1. The required disclosures are included in note 25.

(i) Earnings Per Share

The calculation methodology for earnings per share under US GAAP is consistent with the calculation under Australian GAAP. Consequently, the only difference arises as a result of the adjustments made to Australian GAAP earnings to comply with US GAAP.

Notes to the financial statements for the financial year ended 30 June 2002 (continued)

37.    United States Generally Accepted Accounting Principles (US GAAP) Disclosures (continued)

    (j)  Pension plans

The economic entity is party to three defined benefit pension plans in Australia and Canada. The United Kingdom plan was divested during 2001

The economic entity makes annual contributions to the plans. The contributions, which are equal to the amount charged as pension expense for Australian GAAP purposes, are determined on an actuarial basis.

The actuarial calculations, revised at least triennially, take account of the defined benefits set out in the plans having regard to the contributions made by the employees, estimated future increments and cost of living increases in salaries and pensions, expected investment rates on new monies and the expected returns on monies invested.

Contributions to the various plans by employees, together with specified annual returns thereon comprises vested benefits. Contributions by the economic entity together with total returns on investment in excess of those necessary to meet the requirements of the specified annual returns are non-vested until such time as a member reaches a certain number of years of service, retires or dies prior to retirement, when the defined benefit is calculated and the appropriate amount is considered vested.

In addition to the pension plans referred to above, the economic entity also contributes to union sponsored/industry (multi-employer) defined contribution accumulation plans and has an ongoing commitment to do so under various union awards and/or workplace agreements. The amount contributed to such plans, and charged to expense, for the year ended 30 June 2002 was approximately $66.9 million (2001 $57.8 million and 2000 $42.2 million).

The economic entity and its controlled entities are not parties to the administration of these funds and are generally not responsible for unfunded deficits.

A detailed level of reporting in respect of pension plans is not presently required by Australian GAAP. Under Australian GAAP contributions to the various pension plans are recorded as an expense in the income statement.

The adjustment made as set out below recognizes the effect of the application of US SFAS 87 and SFAS 88 to each of the pension plans.

Notes to the financial statements for the financial year ended 30 June 2002 (continued)

37.   United States Generally Accepted Accounting Principles (US GAAP) Disclosures (continued)

(j) Pension plans (continued)

Net periodic pension cost for 30 June 2002, 30 June 2001 and 2 July 2000 included the following components:

	Year ended 30 June 2002
	Australian plan	Canadian plans	United Kingdom plan	Totals
	$’000	$’000	$’000	$’000
Service cost-benefits earned during the period	11,163	760	—	11,923
Interest cost on projected benefit obligation	3,421	574	—	3,995
Expected return on plan assets	(4,395)	(753)	—	(5,148)
Net amortisation and deferred cost	(1,140)	(502)	—	(1,642)
SFAS 88 income	—	—	—	—

	9,049	79	—	9,128

Assumptions used in the accounting were:

Discount rate	6.00%	7.00%	—
Rate of increase in future salary levels	4.00%	4.50%	—
Expected long-term rate of return on assets	7.50%	7.00%	—
Rate of increase to pensions in payment	n/a	2.10%	—

	Year ended 30 June 2001
	Australian plan	Canadian plans	United Kingdom plan	Totals
	$’000	$’000	$’000	$’000
Service cost-benefits earned during the period	9,036	1,342	2,246	12,624
Interest cost on projected benefit obligation	4,027	929	4,249	9,205
Expected return on plan assets	(5,995)	(1,306)	(4,921)	(12,222)
Net amortisation and deferred cost	(1,649)	(449)	(283)	(2,381)
SFAS 88 income	(3,906)	—	597	(3,309)

	1,513	516	1,888	3,917

Assumptions used in the accounting were:

Discount rate	6.00%	7.00%	6.00%
Rate of increase in future salary levels	4.00%	4.50%	4.50%
Expected long-term rate of return on assets	7.50%	7.00%	8.00%
Rate of increase to pensions in payment	n/a	2.10%	2.75%

	Year ended 30 June 2001
	Australian plan	Canadian plans	United Kingdom plan	Totals
	$’000	$’000	$’000	$’000
Service cost-benefits earned during the period	8,524	2,525	5,355	16,404
Interest cost on projected benefit obligation	4,197	1,635	8,015	13,847
Expected return on plan assets	(6,173)	(2,000)	(8,433)	(16,606)
Net amortisation and deferred cost	(1,649)	(7,529)	1,027	(8,151)

	4,899	(5,369)	5,964	5,494

Assumptions used in the accounting were:

Discount rate	6.00%	7.00%	6.50%
Rate of increase in future salary levels	4.00%	4.50%	5.00%
Expected long-term rate of return on assets	7.50%	7.00%	8.00%
Rate of increase to pensions in payment	n/a	2.10%	2.75%

The US GAAP adjustment to period income to recognise the net periodic pension cost is as follows:

	2002	2001	2000
	$’000	$’000	$’000
Pension expense recognised in Australian GAAP financial statements – note 34	8,068	2,203	6,644
Pension expense recognised under SFAS 87	9,128	3,917	5,494

Adjustment for US GAAP	1,060	1,714	(1,150)

F-67

Notes to the financial statements for the financial year ended 30 June 2002 (continued)

37.   United States Generally Accepted Accounting Principles (US GAAP) Disclosures (continued)

(j) Pension plans (continued)

The following tables set forth reconciliations of the change in projected benefit obligation, change in plan assets and the funded status of the plans for the periods ended 30 June 2002 and 30 June 2001 under US GAAP:

	Year ended 30 June 2002
	Australian plan	Canadian plans	United Kingdom plan	Totals
	$’000	$’000	$’000	$’000
Change in projected benefit obligation

Projected benefit obligation at the beginning of the period	49,326	15,703	—	65,029
Service cost	11,163	760	—	11,923
Interest cost	3,421	574	—	3,995
Employee contributions	2,412	—	—	2,412
Amounts received from other funds	4,263	—	—	4,263
Actuarial (gains)/losses	10,261	(171)	—	10,090
Benefits paid	(15,326)	(709)	—	(16,035)
Plan expenses	(1,114)	—	—	(1,114)
Tax paid	(718)	—	—	(718)
Amounts transferred to other funds	—	(6,312)	—	(6,312)
Plan amendments	—	—	—	—
Effect of divestitures	—	—	—	—
Effect of settlements	—	—	—	—
Foreign currency exchange rates	—	(1,229)	—	(1,229)

Projected benefit obligation at the end of the period	63,688	8,616	—	72,304

Change in plan assets

Value of plan assets at the beginning of the period	61,294	19,232	—	80,526
Actual employer contributions	13,043	(504)	—	12,539
Actual return on plan assets	(166)	(1,423)	—	(1,589)
Employee contributions	2,412	—	—	2,412
Amounts received from other funds	4,263	—	—	4,263
Benefits paid	(15,326)	(709)	—	(16,035)
Plan expenses	(1,114)	—	—	(1,114)
Tax paid	(718)	—	—	(718)
Amounts transferred to other funds	—	(6,842)	—	(6,842)
Effect of divestitures	—	—	—	—
Effect of settlements	—	—	—	—
Adjustements	(720)	—	—
Foreign currency exchange rates	—	(1,408)	—	(1,408)

Value of plan assets at the end of the period	62,968	8,346	—	71,314

Reconciliation of funded status

Excess/(deficiency) of plan assets compared to
projected benefit obligation	(720)	(122)	—	(990)
Unrecognised net (gain)/loss	7,847	(3,160)	—	4,687
Unrecognised prior service cost	—	326	—	326
Unrecognised net (asset) existing at adoption of SFAS 87	(2,450)	(241)	—	(2,691)

Prepaid/(accrued) pension cost	4,677	(3,197)	—	1,332

Note:
Plan assets include a mixed portfolio of investments, including fixed interest securities, Australian and overseas listed securities and real estate investments.

Notes to the financial statements for the financial year ended 30 June 2002 (continued)

37.    United States Generally Accepted Accounting Principles (US GAAP) Disclosures (continued)

(j) Pension plans (continued)

	Year ended 30 June 2001
	Australian plan	Canadian plans	United Kingdom plan	Totals
	$’000	$’000	$’000	$’000
Change in projected benefit obligation

Projected benefit obligation at the beginning of the period	66,663	12,732	129,560	208,955
Service cost	9,036	1,342	2,246	12,624
Interest cost	4,027	929	4,249	9,205
Employee contributions	225	538	1,000	1,763
Amounts received from other funds	2,750	—	—	2,750
Actuarial (gains)/losses	—	(401)	1,760	1,359
Benefits paid	(30,436)	(1,384)	(2,294)	(34,114)
Plan expenses	(2,037)	(164)	(269)	(2,470)
Tax paid	(902)	—	—	(902)
Amounts transferred to other funds	—	—	(173)	(173)
Plan amendments	—	—	—	—
Effect of divestitures	—	—	(149,512)	(149,512)
Effect of settlements	—	—	—	—
Foreign currency exchange rates	—	2,111	13,433	15,544

Projected benefit obligation at the end of the period	49,326	15,703	—	65,029

Change in plan assets

Value of plan assets at the beginning of the period	71,866	17,434	135,213	224,513
Actual employer contributions	7,987	87	2,046	10,120
Actual return on plan assets	11,841	54	2,755	14,650
Employee contributions	225	538	1,000	1,763
Amounts received from other funds	2,750	—	—	2,750
Benefits paid	(30,436)	(1,384)	(2,294)	(34,114)
Plan expenses	(2,037)	(164)	(269)	(2,470)
Tax paid	(902)	—	—	(902)
Amounts transferred to other funds	—	—	(173)	(173)
Effect of divestitures	—	—	(152,151)	(152,151)
Effect of settlements	—	—	—	—
Foreign currency exchange rates	—	2,667	13,873	16,540

Value of plan assets at the end of the period	61,294	19,232	—	80,526

Reconciliation of funded status

Excess/(deficiency) of plan assets compared to
projected benefit obligation	11,968	3,529	—	15,497
Unrecognised net (gain)/loss	(7,609)	(6,037)	—	(13,646)
Unrecognised prior service cost	—	255	—	255
Unrecognised net (asset) existing at adoption of SFAS 87	(3,675)	(404)	—	(4,079)

Prepaid/(accrued) pension cost	684	(2,657)	—	(1,973)

Note:
Plan assets include a mixed portfolio of investments, including fixed interest securities, Australian and overseas listed securities and real estate investments.

Notes to the financial statements for the financial year ended 30 June 2002 (continued)

37.   United States Generally Accepted Accounting Principles (US GAAP) Disclosures (continued)

(k)    Cash Flow Reconciliation

Under Australian GAAP cash flows are reconciled to cash and deposits net of bank overdrafts.
For US GAAP bank overdrafts are not included in the reconciliation of cash and movements in bank overdraft are reclassified as movements in borrowings.

Cash Flows under US GAAP are reconciled as follows:

	2002	2001	2000
	$’000	$’000	$’000
Cash at the beginning of the financial year per Australian GAAP	580,901	109,761	184,852
Add back bank overdrafts	197	71	11,516

Cash at the beginning of the financial year per US GAAP	581,098	109,971	196,368
Increase/(decrease) in cash held	(147,036)	460,140	(82,165)
Add back movement in bank overdrafts	126	(13)	(11,432)
Foreign exchange movements	(8,454)	11,000	7,200

Cash at the end of the financial year per US GAAP	425,734	581,098	109,971

In addition, under Australian GAAP, realised foreign exchange gains are included as part of cash flows from financing activities. Under US GAAP, such gains would be included as part of cash flows from operating activities. Accordingly, under US GAAP, realised foreign exchange gains/(losses) of ($(60.042) million, $16.123 million and $26.973 million in 2002, 2001 and 2000 respectively would be reclassified from net financing cash flows to net operating cash flows.

(l)    Investment securities

For US GAAP purposes, the Company applies SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities” in accounting for investment securities. In accordance with SFAS 115, the Company classifies securities as either held to maturity or available for sale. Securities are classified as held to maturity when the Company has the positive intent and ability to hold such securities to maturity. Securities held to maturity are recorded at amortised cost. Securities available for sale are securities other than those held to maturity or trading and are recorded at fair value, with unrealised gains and losses excluded from earnings and recorded in accumulated other comprehensive income within shareholders’ equity .

Realised gains and losses on securities classified as available for sale are recorded in earnings in the year of sale based on the specific identification of each individual security sold.

A decline in the fair value of available for sale securities below cost that is deemed other than temporary is charged to earnings, resulting in the establishment of a new cost basis for the security.

The Company does not hold securities for trading purposes. In 2000 the Company realised all of its holding of fixed interest securities and therefore had no unrealised gains or losses. In prior periods these unrealised gains or losses were charged, net of income tax, directly to shareholders’ equity for US GAAP purposes.

Notes to the financial statements for the financial year ended 30 June 2002 (continued)

37.   United States Generally Accepted Accounting Principles (US GAAP) Disclosures (continued)

(m)   Stock compensation

At 30 June 2002 the economic entity has in place an executive share option scheme and an employee share acquisition plan as described in note 20. Details of the status of options outstanding for each of the years 1999-2000 through 2001-2002 are set out below.

The economic entity applies APB Opinion No. 25 and related interpretations in calculating its net income according to US GAAP. The economic entity has a fixed Employee Share Acquisition Plan whereby compensation expense has been recognised in the calculation of net income as the issue price was less than the market price on issue date. Fixed plans relating to executive options do not result in compensation expense under APB 25 as the issue price is equal to the market price on issue date.

Compensation expense relating to Variable plans has been calculated in accordance with APB 25 and is disclosed in the reconciliation of profit under US GAAP.

Executive options

The following table summarises information about share options outstanding at 30 June 2002:

	Options outstanding			Options exercisable
Range of exercise prices	Number outstanding at 30 June 2002	Weighted average remaining contractual life (years)	Weighted average exercise prices	Number exercisable at 30 June 2002	Weighted average exercise prices
$5.63 to $6.87	859,000	0.59	$5.85	859,000	$5.85
$5.24	882,000	1.67	$5.24	—	—
$4.50	20,000	2.10	$4.50	—	—
$3.37	1,013,000	2.60	$3.37	—	—
$3.76	250,000	2.88	$3.76	—	—
$3.71	155,000	2.92	$3.71	—	—
$3.78	200,000	2.95	$3.78	—	—
$4.12	60,000	3.03	$4.12	—	—
$3.98	100,000	3.08	$3.98	—	—
$4.14	30,000	3.17	$4.14	—	—
$4.25	100,000	3.11	$4.25	—	—
$4.48	330,000	3.13	$4.48	—	—
$5.30	50,000	3.38	$5.30	—	—
$6.45	160,000	3.83	$6.45	—	—
$6.23	90,000	3.65	$6.23	—	—
$6.27	75,000	3.99	$6.27	—	—
$7.45	200,000	4.15	$7.45	—	—
$7.45	120,000	4.17	$7.45	—	—
$7.11	100,000	4.13	$7.11	—	—
$7.01	200,000	4.22	$7.01	—	—
$7.23	100,000	4.25	$7.23	—	—
$6.88	100,000	4.34	$6.88	—	—
$6.88	100,000	4.34	$6.88	—	—
$5.16	40,000	4.59	$5.16	—	—
$5.07	50,000	4.61	$5.07	—	—
$5.09	50,000	4.63	$5.09	—	—
$3.97	100,000	4.66	$3.97	—	—
$3.86	150,000	4.70	$3.86	—	—
$3.98	240,000	4.75	$3.98	—	—
$4.07	100,000	4.82	$4.07	—	—

$3.37 - 7.45	6,024,000	2.83	$4.99	859,000	$5.85

The fair value of each share option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

Options granted to certain executives are subject to satisfaction of ASX 100 index hurdles.

The fair value is before allowing any discount for these hurdles. The intrinsic value of each option at the date of issue was nil.

	2002	2001	2000
Weighted average risk free interest rates	5.19%	6.10%	6.00%
Dividend yield	2.20%	2.40%	3.40%
Expected lives	2.8 years	3.5 years	5 years
Volatility	33.00%	33.00%	29.82%

Notes to the financial statements for the financial year ended 30 June 2002 (continued)

37.   United States Generally Accepted Accounting Principles (US GAAP) Disclosures (continued)

(m) Stock compensation (continued)

A summary of the status of the Company’s executive share option plan for fiscal 2002, 2001 and 2000 and the changes during those years is as follows:

	2002		2001		2000
	Options	Weighted average exercise prices	Options	Weighted average exercise prices	Options	Weighted average exercise prices
Outstanding at beginning of year	6,494,000	$4.83	11,543,000	$5.02	10,247,000	$5.41
Granted	1,975,000	$5.93	1,275,000	$4.09	2,376,000	$3.50
Exercised	(1,841,000)	$5.24	(2,705,000)	$4.80	(104,000)	$4.36
Forfeited	(604,000)	$5.02	(3,619,000)	$4.92	(976,000)	$5.19

Outstanding at end of year	6,024,000	$4.99	6,494,000	$4.83	11,543,000	$5.02

Options exercisable at year end	859,000	$5.85	713,000	$5.88	2,999,000	$4.90
Weighted average fair value of options granted during the year		$1.77		$1.27		$0.86

Notes to the financial statements for the financial year ended 30 June 2002 (continued)

37.   United States Generally Accepted Accounting Principles (US GAAP) Disclosures (continued)

(m) Stock compensation (continued)

Share issues to employees and executives

In June 1999 the parent entity issued 1,596,094 shares to employees under an employee share acquisition plan (‘ESAP’). The details of the plan are set out in note 20. The shares were issued at $5.06 and the fair value at issue date was $1.60.

At 30 June 2002 1,394,169 shares were outstanding under the plan.

In June 2000 the parent entity issued shares to certain executives at market price financed by limited recourse interest free loans.

Both of the above share plans are considered variable plans under APB 25.

On 1 November 2001, 1,800,022 shares were issued to 13,534 employees under ESAP 2. The plan is considered a fixed plan under APB 25 and compensation expense has been recognised for amortisation of the difference between the issue price and the market price.

Had the compensation cost for the economic entity’s stock compensation plans been determined in accordance with SFAS 123 the economic entity’s net income/(loss) and earnings per share in Australian cents would have been reduced to the pro forma amounts indicated below:

		2002	2001		2000
		$’000	$’000		$’000
Net Income/(loss)	As reported	194,930	160,326		(145,500)
	Pro forma	181,288	165,116		(149,519)

Basic earnings per share	As reported	27.6	40.4	c	(42.4	)c
	Pro forma	25.7	41.6	c	(43.6	)c

Diluted earnings per share	As reported	27.5	40.3	c	(42.4	)c
	Pro forma	25.6	41.5	c	(43.6	)c

(n) Accounting for derivative instruments and hedging activities

In June 1998, the Financial Accounting Standards Board (FASB) issued, then subsequently amended, Statement of Financial Accounting Standards No. 133 Accounting for Derivative Instruments and Hedging Activities (SFAS 133). SFAS 133 is effective for all financial years beginning after 15 June 2000 (July 3, 2000 for the Company). SFAS 133 requires that all derivative instruments be recorded on the balance sheet at their fair values and changes in fair value are recognised immediately in earnings, unless the derivatives qualify as cash-flow hedges. For fair-value hedge transactions in which the Company is hedging changes in an asset’s, liability’s, or firm commitment’s fair value, changes in the fair value of the derivative instrument will generally be offset in the income statement by changes in the hedged item’s fair value. For cash-flow hedge transactions, in which the Company is hedging the variability of cash flows related to a variable-rate asset, liability or a forecasted transaction, changes in the fair value of the derivative instrument will be reported in other comprehensive income. The gains and losses on the derivative instrument that are reported in other comprehensive income will be reclassified as earnings in the periods in which earnings are impacted by the variability of the cash flows of the hedged item. The ineffective portion of all hedges will be recognised in current period earnings.

The Company is exposed to interest rate risk and foreign exchange risk associated with underlying assets and liabilities. To hedge these exposures, which relate primarily to long term borrowings in United States Dollars and to assets held by self sustaining foreign affiliates, the Company uses derivative financial instruments to mitigate or eliminate those risks. The accounting change described above affected only the pattern and timing of non-cash accounting recognition.

Further information on the Company’s risk management policies and use of derivative instruments can be found in note 24 to the financial statements.

Notes to the financial statements for the financial year ended 30 June 2002 (continued)

37.   United States Generally Accepted Accounting Principles (US GAAP) Disclosures (continued)

(n) Accounting for derivative instruments and hedging activities (continued)

On adoption of SFAS 133 beginning July 3, 2000, the Company’s financial statements were adjusted to record a cumulative effect of adopting this accounting change as follows:

	Earnings	Shareholders’ Equity (OCI)
	A$’000	A$’000
Adjustment to fair value of derivatives	(112)	(36)

Total	(112)	(36)

A reconciliation of current period changes, net of applicable income taxes, in the separate components of shareholders’ equity follows:

	Earnings	OCI	Equity
Balance as at 30 June 2001	2,203	(521)	1,682
Current period increase/(decline) in fair value – net	(586)	(489)	(1,075)
Reclassifications to earnings – net	(192)	192	—

Balance as at 30 June 2002	1,425	(818)	607

Additional disclosures required by SFAS 133 are provided in the following paragraphs.

Hedges of Future Cash Flows

The ineffective portion of changes in fair values of hedge positions, reported in current period earnings, amounted to nil, net of income taxes. There were no amounts excluded from the measure of effectiveness. The amount to be reclassified from equity to earnings in the next 12 months is unable to be determined in advance as market conditions at the time will impact the amounts. Based on fair values of the cash flow hedge positions at 30 June 2002, $74k, net of taxes, will be reclassified during the next financial year.

Hedges of Recognized Assets, Liabilities and Firm Commitments

The ineffective portion of changes in fair values of hedged positions, reported in current period earnings, amounted to $1,658k, net of income taxes. The amount is included in adjustment (o) in the reconciliation of profit calculated in accordance with US GAAP. There were no amounts excluded from the measure of effectiveness.

Hedges of Net Investments in Foreign Operations

The ineffective portion of changes in fair values of hedged positions, reported in current period earnings, amounted to $nil net of income taxes. The amount is included in adjustment (o) in the reconciliation of profit calculated in accordance with US GAAP. There were no amounts excluded from the measure of effectiveness.

Derivatives not designated as hedges

Derivatives not designated as hedges primarily consist of interest rate swaps which, while effective as hedges from an economic perspective, do not qualify for hedge accounting under SFAS 133.

Notes to the financial statements for the financial year ended 30 June 2002 (continued)

37.   United States Generally Accepted Accounting Principles (US GAAP) Disclosures (continued)

(o) Operating lease commitments

Operating lease commitments disclosed in accordance with the requirements of SFAS 13:

	2002	2001
	$’000	$’000
Property
Within 1 year	81,297	59,480
Later than 1 and less than 2 years	66,979	45,303
Later than 2 and less than 3 years	55,165	37,710
Later than 3 and less than 4 years	44,351	30,095
Later than 4 and less than 5 years	35,460	24,456
Later than 5 years	211,043	170,803

	494,295	367,847

Plant and equipment
Within 1 year	29,131	34,565
Later than 1 and less than 2 years	20,315	30,080
Later than 2 and less than 3 years	12,969	23,431
Later than 3 and less than 4 years	6,934	16,163
Later than 4 and less than 5 years	4,867	7,717
Later than 5 years	7,682	20,128

	81,898	132,084

Total operating lease commitments	576,193	499,931

Notes to the financial statements for the financial year ended 30 June 2002 (continued)

37.    United States Generally Accepted Accounting Principles (US GAAP) Disclosures (continued)

(p) Statement of comprehensive income

SFAS 130, “Reporting Comprehensive Income” establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) for each period presented. Comprehensive income for the periods ended 30 June 2002, 30 June 2001 and 2 July 2000 and accumulated other comprehensive income as at 30 June 2002, 30 June 2001 and 2 July 2000 are included in the US GAAP reconciliation set out below.

(q) Employee Share Acquisition Plan

During the 1999 year eligible employees were entitled to participate in the employee Share Acquisition Plan as described in note 20. In June 2000 the parent entity issued shares to certain executives at market price financed by interest free loans. Under US GAAP the loans to employees and executives (note 12) should be classified as a reduction in shareholders’ equity. The difference in treatment has been adjusted in the US GAAP reconciliation of assets and shareholders’ equity.

This plan is accounted for using variable plan accounting as determined under APB Opinion No. 25. Shares were issued under this plan just prior to 4 July 1999.

On 1 November 2001, 1,800,022 shares were issued to 13,534 employees under invitation. The plan is considered a fixed plan under APB 25.

(r) Impairment

During the 2000 year certain impairment charges were recognised under Australian GAAP based on the undiscounted cash flows with respect to the impaired assets.

Australian GAAP (refer note 1 (n)) requires an assessment of the carrying value of the economic entity’s non current assets to ensure that these assets are not recorded in excess of their recoverable amounts.

In accordance with the requirements of SFAS 121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of” an adjustment has been recorded to write down these assets based on their discounted cash flows.

These US GAAP impairment charges by segment were:

Hospitals	$91.207m
Diagnostic Imaging Services	$2.777m
Logistics	$0.432m

Following a decision to consider the issue of branding in the context of an overall strategic review, the economic entity also wrote down the Australian brand values. These impairment charges were recorded in the Diagnostic Imaging Services segment ($76.17m) and the Logistics segment ($4.6m).

In the current year, certain impairment provisions were released under Australian GAAP recognising the improvement in the underlying performance of these assets. US GAAP does not allow these provisions to be reversed.

(s) Securitisation of rental income

During the 1999 year the economic entity recognised income from the sale of its right to a rental stream and wrote-off the written down value of the non-current asset from which this rental stream is derived. For US GAAP purposes the sale of future revenues is treated as a financing transaction. The relevant non-current asset has been reinstated in the balance sheet at its original written down value and depreciated over its economic useful life, also being 20 years.

(t) Gain recognised on exchange of assets for a controlling equity interest

During the 1999 year the parent entity exchanged assets for a controlling interest in MPG Logistics Pty Ltd. Under US GAAP a gain and a corresponding increase in goodwill was recognised on this exchange of assets for a controlling equity interest, in accordance with EITF 90-13 “Accounting for Simultaneous Common Control Mergers”.

This goodwill is being amortised over its useful life.

(u) Provisions for onerous contracts

During the period the economic entity has released provisions for onerous contracts in accordance with Australian GAAP which did not meet the criteria for initial recognition as a liability under US GAAP.
The economic entity acquired Australian Hospital Care Limited in February 2001. At acquisition certain provisions for onerous contracts were raised and taken to goodwill in accordance with Australian GAAP which do not meet the criteria for recognition under US GAAP.

(v) Provisions for restructuring

During 2001 the economic entity has recognised provisions for restructuring in accordance with Australian GAAP which do not meet the criteria for recognition under US GAAP.

Notes to the financial statements for the financial year ended 30 June 2002 (continued)

37.    United States Generally Accepted Accounting Principles (US GAAP) Disclosures (continued)

(w) Business combinations

The SEC’s interpretation of SFAS 141 and EITF 99-12 requires that the value of the shares issued as consideration for Faulding be determined based on the market price on the date the offer became non-hostile. No discounting can be applied in consideration of factors such as the volume of shares issued, market liquidity and other factos relevant to the fair value of the shares issued.

Material business combination in the year of acquisition

On 2 October 2001, Mayne Group Limited acquired 100% of the issued share capital of FH Faulding & Co Ltd (“Faulding”). The results of Faulding’s operations have been included in the consolidated financial statements since that date. Faulding is a manufacturer and distributor of pharmaceutical products, globally. As a result of the acquisition, Mayne Group Limited is expected to be Australia’s leading healthcare service provider and also the leading Australian logistics business servicing the health sector.

The aggregate purchase price was A$2,354,914,796, including A$243,142,238 of cash and 360,986,762 shares issued at a market price of $5.85. The value of the shares was determined by way of reference to the market price at the date of announcing the offer. This differs to the treatment required under US GAAP, refer to note 37 to the financials for details.

The following table summarises the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

Fair Value of Faulding’s Net Assets Acquired
(A$ ‘000)
Current assets	997,624
Property plant and equipment	351,195
Intangible assets	127,916
Other non current assets	747,863
Goodwill	1,019,936

Total assets acquired	3,244,534

Current liabilities	-367,481
Long-term debt	-522,137

Total liabilities assumed	-889,618

Net asset acquired	2,354,916

Of the A$127,916,000 of intangible assets acquired, A$108,492,000 was assigned to brand names that are not subject to amortisation. The remaining A$19,424,000 of acquired intangible assets have a weighted average useful life of 5 years. The intangible assets that make up that amount include patents and rights of A$15,207,000 (5 year weighted average useful life), and research and development assets of A$4,217,000 (5 year weighted average useful life).

Operating result of Mayne had the acquisition of Faulding occurred on 1 July 2000 for the 2001 and 2002 financial years

Note that the balances have been adjusted to reflect the difference in depreciation and amortisation expense caused by any variation between the fair value attributed by Mayne to the assets acquired, and the carrying amount of these assets in the accounts of Faulding.

The pro forma net income reported below includes A$71,000,000 in relation to Faulding in 2001 and A$73,122,000 in relation to Faulding in 2002.

	Year ended 30 June 2002	Year ended 30 June 2001
	(A$ ‘000)	(A$ ‘000)
Revenue	5,627,374	5,481,663
Income before extraordinary items and the cumulative effect of accounting changes	190,992	232,562
Net Income	190,992	232,562
EPS	23.7 cents	30.7 cents

Notes to the financial statements for the financial year ended 30 June 2002 (continued)

37.    United States Generally Accepted Accounting Principles (US GAAP) Disclosures (continued)

(x) Recent changes in US GAAP (continued)

Any recognised intangible asset determined to have an indefinite useful life is not be amortised, but instead tested for impairment in accordance with Statement 142 until its life is determined no longer to be indefinite.

The economic entity has adopted the provisions of Statements 141 and 142 effective from 1 July 2002, with the exception of the immediate requirement to use the purchase method of accounting for all business combinations completed after 30 June 2001. Any goodwill and any intangible asset determined to have an indefinite useful life that is acquired in a business combination completed after 30 June 2001 has not been amortised. Goodwill and intangible assets acquired in business combinations completed before 1 July 2001 will continue to be amortised until 30 June 2002. The adoption of Statements 141 and 142 has not had a significant impact on the economic entity’s financial report.

During the current financial year, goodwill with a cost of $ 1,097.5 million was not amortised for US purposes as a result of the transition adjustments of these standards.

In June 2001, the FASB issued Statement No. 143, Accounting for Asset Retirement Obligations. Statement 143 addresses financial accounting and reporting obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs, and applies to legal obligations associated with the retirement of long-lived assets and/or the normal operation of a long-lived asset. Under Statement 143, the fair value of a liability for an asset retirement obligation is recognised in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalised as part of the carrying amount of the long-lived asset. The liability is discounted and accretion expense is recognised using the credit-adjusted risk-free interest rate in effect when the liability was initially recognised. Statement 143 will be effective for the economic entity as of 1 July 2002. The adoption of Statement 143 has not had a significant impact on the economic entity’s financial report.

In August 2001, the FASB issued Statement No. 144, Accounting for the Impairment and Disposal of Long-Lived assets.

Statement 144 addresses financial reporting and accounting for the impairment of long-lived assets, and will supersede (a) Statement 121 with respect to the accounting for the impairment or disposal of long-lived assets and (b) Accounting Principles Board Opinion No. 30 (Opinion 30) for the disposal of a segment of a business. Statement 144 retains the requirements of Statement 121 to (a) recognise an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and (b) measure an impairment loss as the difference between the carrying amount and the fair value of the asset.

Statement 144 also requires that a long-lived asset to be abandoned, exchanged for a similar productive asset, or distributed to the owners in a spin-off be considered held and used until the asset is disposed of.

Statement 144 retains the basic provisions of Opinion 30 for the presentation of discontinued operations in the income statement but broadens that presentation to include a component of an entity (rather than a segment of a business). A component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. A component of an entity that is classified as held for sale or that has been disposed of is presented as a discontinued operation if the operations and cash flows of the component will be (or have been) eliminated from the ongoing operations of the entity and the entity will not have any significant continuing involvement in the operations of the component. In addition, discontinued operations are no longer measured on a net realisable value basis, and future operating losses are no longer recognised before they occur.

The adoption of Statement 144 has not had a significant impact on the economic entity’s financial report.

In April 2002 the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4,44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections”. As a result of the rescission of SFAS No. 4, a loss on extinguishment of debt will no longer be presented as an extraordinary item upon the adoption of SFAS No. 145, which is effective for the economic entity in the Fiscal year beginning July 1, 2002.

In July 2002 the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS No. 146 is based on the general principle that a liability for a cost associated with an exit or disposal activity should be recorded when it is incurred and initially measured at fair value. SFAS No. 146 applies to costs associated with (1) an exit activity that does not involve an entity newly acquired in a business combination, or (2) a disposal activity within the scope of SFAS No. 144. These costs include certain termination benefits, costs to terminate a contract that is not a capital lease, and other associated costs to consolidate facilities or relocate employees. Because the provisions of this statement are to be applied prospectively to exit or disposal activities initiated after December 31, 2002, the effect of adopting this statement cannot be determined.

Notes to the financial statements for the financial year ended 30 June 2002 (continued)

37.    United States Generally Accepted Accounting Principles (US GAAP) Disclosures (continued)

	Note		2002	2001	2000
			$’000	$’000	$’000

Reconciliation to US GAAP

Consolidated Profit and Loss Statements
Net profit/(loss) reported using Australian GAAP			173,611	161,562	(174,079)
Add back / (deduct) from the net profit / (loss):
Adjustments due to revaluation of assets	(a	)	(8,030)	6,368	(1,617)

Depreciation charged on difference between revalued amount and historical cost of buildings	(a	)	347	66	501

Adjustments for amortisation of goodwill	(b	)	47,704	(9,598)	9,373

Amortisation of brand names and licences	(c	)	(2,753)	9,665	(1,378)

Deferred expenditure recognised as a period expense	(d	)	1,144	1,348	37,566

Accrued pension cost, including effect of settlement and curtailment gains	(j	)	(1,060)	(1,714)	1,150

Stock compensation	(m	)	5,269	(11,060)	(7,010)

Adjustments due to the application of SFAS 133	(n	)	(1,113)	3,148	—

Impairment of assets	(r	)	(3,475)	(3,063)	(10,500)

Net adjustment on deferral of securitised income stream and reinstatement of related asset	(s	)	282	282	282

Adjustment on exchange of assets for a controlling equity interest	(t	)	(1,128)	(1,128)	(1,222)

Provisions	(u	)	(10,745)	(7,337)	16,900

Restructuring	(v	)	(16,270)	13,736	—

Tax effect of above adjustments, net			11,147	(1,949)	(15,466)

Net income/(loss) according to US GAAP			194,930	160,326	(145,500)

Other comprehensive income, net of taxes:
Foreign currency translation reserve			16,478	(8,152)	(4,686)
Adjustments due to the application of SFAS 133	(n	)	(296)	(521)	—
Adjustments due to the application of SFAS 87	(j	)	(3,719)	—	—

Comprehensive income/(loss) according to US GAAP	(p	)	207,393	151,653	(150,186)

Accumulated other comprehensive income balances:
Foreign currency translation reserve			(15,748)	(32,226)	(24,074)
Adjustments due to the application of SFAS 133	(n	)	(818)	(521)	—
Adjustments due to the application of SFAS 87	(j	)	(3,719)	—	—

Total accumulated other comprehensive income	(p	)	(20,285)	(32,747)	(24,074)

Income tax expense allocated to foreign currency translation adjustments was $14.373 million, $7.416 million and $5.797 million in 2002, 2001 and 2000 respectively

Basic and diluted earnings per share according to
US GAAP (Australian cents):
Basic earnings per ordinary share:
Net income			27.6	40.4	(42.4)
Number of shares used in calculation (1)			706,627,202	397,146,527	343,199,092

Diluted earnings per ordinary share:
Net income			27.5	40.3	(42.4)
Number of shares used in calculation (2)			707,862,121	397,908,635	343,199,092

(1)	Based on weighted average shares outstanding

(2)	Based on weighted average shares outstanding, adjusted for options calculated under the Treasury Stock Method (being the only reconciling item when compared to (1) )

Notes to the financial statements for the financial year ended 30 June 2002 (continued)

37.   United States Generally Accepted Accounting Principles (US GAAP) Disclosures (continued)

	Note		2002	2001
			$’000	$’000
Reconciliation to US GAAP (continued)
Consolidated Balance Sheets
Total Assets reported using Australian GAAP			5,391,235	3,213,795
Add back / (deduct) from total assets:
Revaluation surplus of land and buildings	(a	)	(30,786)	(14,860)
Adjustment for provision for depreciation on buildings revalued	(a	)	1,842	1,599
Amortisation of brand names and licences	(c	)	(16,063)	(13,310)
Adjustments due to the application of SFAS 133	(n	)	42,097	8,237
Adjustment for amortisation of goodwill	(b	)	79,517	31,813
Deferred expenditure recognised as a period expense	(d	)	(4,305)	(5,449)
Loan to employees and executives offset to equity	(q	)	(13,907)	(14,868)
Impairment of assets	(r	)	(11,405)	(13,106)
Net adjustment on deferral of securitised income stream and reinstatement of related asset	(s	)	74,016	78,792
Goodwill arising from gain recognised on exchange of assets for a controlling equity interest	(t	)	19,088	20,216
Provisions recognised in goodwill	(u	)	(21,148)	(30,727)
Adjustment due to the application of SFAS 141	(w	)	119,126	—
Restructuring	(v	)	(1,946)	(7,188)

Total Assets according to US GAAP			5,627,361	3,254,944

Shareholders’ Equity at Year End
Shareholders’ Equity reported using Australian GAAP			3,617,824	1,409,675
Add back / (deduct from shareholders’ equity:
Adjustment relating to outside equity interests	(g	)	(3,160)	(16,918)
Elimination of revaluation surplus of land and buildings (net of revaluation increments on disposals)	(a	)	(33,037)	(17,111)
Cumulative adjustment for provision for depreciation on buildings revalued	(a	)	1,751	1,404
Cumulative adjustment for amortisation of brand names and licences	(c	)	(16,063)	(13,310)
Adjustment required to recognise US GAAP pension liability, net of tax	(j	)	(15,774)	(9,401)
Adjustments due to the application of SFAS 133	(n	)	867	2,404
Provision for final cash dividend	(f	)	64,783	30,980
Cumulative adjustment for amortisation of goodwill	(b	)	79,517	31,813
Deferred expenditure recognised as a period expense	(d	)	(4,305)	(5,449)
Loan to employees and executives offset to equity	(q	)	(13,907)	(14,868)
Impairment of assets	(r	)	(17,038)	(13,563)
Net adjustment on deferral of securitised income stream and reinstatement of related asset	(s	)	(4,378)	(4,660)
Gain recognised on exchange of assets for a controlling equity interest	(t	)	19,088	20,216
Provisions	(u	)	(1,182)	9,563
Adjustment due to the application of SFAS 141	(w	)	119,126	—
Restructuring	(v	)	(2,534)	13,736
Tax effect of above adjustments, net			18,531	3,293

Total Shareholders’ Equity according to US GAAP			3,810,109	1,427,804

ITEM 19 – EXHIBITS

4.	Material Contracts

4.1.	Service Agreement between Mayne Group Limited and Stuart Bruce James commencing on 29 August 2002

4.2.	Employment Agreement between Mayne Group Limited and Stephen Roche dated 8 July 2002.

4.3.	Employment Agreement between Mayne Group Limited and Robert Cooke dated 23 April 2002.

4.4.	Rules of the Mayne Executive Share Option Scheme (incorporating Special Rules for United Kingdom, Canada and United States) (including all amendments up to and including 27 August 2002).

4.5.
Asset Sale Agreement – Armaguard between Mayne Group Limited ACN 004 073 410 (Vendor) and Linfox Swanston Street Pty Limited ACN 099 701 872 (Purchaser) and Linfox Proprietary Limited ACN 004 667 298 (Purchaser’s Guarantor) dated 1 November 2002.

4.6.
Share and Asset Sale Agreement – Contract Logistics between Mayne Group Limited ACN 004 073 410 (Vendor) and Faulding Healthcare Pty Limited ACN 000 875 034 (Chullora Vendor) and Linfox Proprietary Limited ACN 004 667 298 (Purchaser) dated 1 November 2002.

4.7.
Share Sale Agreement between Mayne Group Limited ACN 004 073 410 (Vendor) and DHL International Express Ltd. (Purchaser) and DHL Worldwide Express B.V. (Purchaser’s Guarantor) and Mayne Group Canada Inc. and Loomis Canada Holding Company Inc. dated 1 November 2002.

4.8.
Asset Sale Agreement – Express between Mayne Group Limited ACN 004 073 410 (Vendor) and Mayne Logistics Pty Limited ACN 085 886 862 (FTS Vendor) and Toll Transport Pty Limited ACN 006 604 191 (Purchaser) and Toll Holdings Limited ACN 006 592 089 (Purchaser’s Guarantor) dated 1 November 2002.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorised.

MAYNE GROUP LIMITED

/S/    PETER LINDSAY JENKINS
Peter Jenkins
Chief Financial Officer
11 December 2002

Certifications

Chief Executive Officer Certification

I, Stuart Bruce James, certify that:

1.	I have reviewed this annual report on Form 20-F of Mayne Group Limited;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

Date: 11 December 2002

/S/ STUART BRUCE JAMES
Name: Stuart Bruce James Title: Chief Executive Officer

Chief Financial Officer Certification

I, Peter Lindsay Jenkins, certify that:

1.	I have reviewed this annual report on Form 20-F of Mayne Group Limited;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

Date: 11 December 2002

/S/ PETER LINDSAY JENKINS
Name: Peter Lindsay Jenkins Title: Chief Financial Officer