Form 20-F
period 2003-06-30
MAYNE GROUP LTD
filed 2003-12-30
CIK 869370

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the financial year ended: June 30, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 0-18892

Mayne Group Limited

ABN 56 004 073 410

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (at June 30, 2003):

772,658,695 fully paid Ordinary Shares

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

Cautionary statement regarding “forward-looking statements”

Some of the information contained in this annual report may constitute forward-looking statements that are subject to various risks and uncertainties. These statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “estimate”, “continue”, “plan”, “intend”, “believe” or other similar words. These statements discuss future expectations concerning results of operations or of financial condition or provide other forward-looking information. Our actual results, performance or achievements could be significantly different from the results expressed in, or implied by, those forward-looking statements. Important factors that could cause our actual results to differ materially from the forward-looking statements we make in this annual report are set forth above under the caption “Risk factors” and elsewhere in this annual report. Given these risks, uncertainties and other factors, you should not place an undue reliance on any forward-looking statement, which speaks only as of the date made.

This Annual Report contains certain forward-looking statements, including statements regarding (i) certain plans, strategies and objectives of management related to expansion and other strategic opportunities, (ii) management’s plans to focus on the Company’s core businesses, (iii) management’s expectations about growth opportunities in the Australian diagnostic services and pharmacy wholesaling markets , (iv) management’s expectations regarding growth opportunities in the specialty and generic injectable pharmaceutical markets in both Australia and internationally and (v) the recent divestment of the Company’s hospital business. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, certain of which are described in Item 3 – Key Information – Risk Factors and many of which are beyond the control of the Company, which may cause actual results to differ materially from those expressed in the statements contained in this Annual Report.

ITEM 1 – IDENTITY OF DIRECTORS, SENIOR MANAGEMENT & ADVISORS

Not applicable

ITEM 2 – OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3 – KEY INFORMATION

The future performance of the Company may be influenced by a range of factors, many of which are outside the Company’s control including the following:

Mayne Consolidated Business

An increase in the value of the Australian dollar against major currencies could increase costs.

A large proportion of the Company’s revenues (primarily the overseas Pharmaceuticals operations) are sourced directly and indirectly from overseas and are thus receivable in currencies other than the Australian dollar. Because we acquire raw materials for our pharmaceuticals business in overseas currencies (primarily the US dollar) and generate revenues in a large number overseas currencies, the effect on our business of fluctuations in the value of the Australian dollar is difficult to determine. However, an appreciation of the Australian dollar will generally result in lower reported Australian dollar profits all else being equal.

Mayne operates in businesses where Medical Indemnity Insurance is required. The cost of this insurance has been increasing in recent years and may continue to increase.

Medical indemnity insurance costs have been rising and have directly impacted the profitability of our healthcare businesses. Medical indemnity insurance is considered a necessity for operating in the healthcare industry to offset the increasing risk of malpractice litigation actions. The costs of this insurance have risen for the Australian healthcare industry and may continue to rise having further impact on the Company’s profitability.

Pharmaceuticals and Consumer Products

Changes in government regulation could adversely affect our business.

The development, approval and sale of pharmaceutical products are subject to government regulations that often vary by country. Changes in these regulations could lead to additional costs in the development sale and distribution of our products or reduce our ability to compete and generate sales of our products.

Our Pharmaceuticals business could be adversely affected by litigation or failure to obtain regulatory approval.

The pharmaceuticals business is subject to significant regulation in all of the major markets in which the Company operates. The development of generic pharmaceuticals entails a risk of patent infringement litigation by the patent holder to prevent the approval from regulatory authorities to market the drugs. Defending these claims is costly and can take several years to resolve.

The markets in which our Pharmaceuticals business operates are highly competitive and, if we are unable to compete successfully, our revenue will decline and our business will be negatively impacted.

The markets for injectable pharmaceuticals are highly competitive and subject to change. Most of the Company’s Pharmaceuticals revenue is derived from generic versions of brand name products where the patent has expired. The success of the business is dependent on our ability to obtain regulatory approvals for new generic versions of the branded product and then sell those products for a profit in local and overseas markets. Moreover, the first company to market a generic version of a branded product is often able to generate higher sales, margins and market shares than subsequent entrants, success is also dependent on entering the market as quickly as possible. Prices, revenues and market size typically decline over time as new generic competition enters the market and as new pharmaceuticals are developed.

Our Pharmaceuticals business competes for contracts with brand name pharmaceutical companies as well as generic competitors, many of whom have significantly greater financial, sales, marketing, research and development and manufacturing capabilities than we do, which may enable them to capture a greater share of the market than we can, at less cost.

The sales revenue from our generic pharmaceutical business is highly dependent on winning contracts with hospital groups, governments, and group purchasing organisations. Many of our competitors are larger than Mayne and can devote greater resources to succeeding in these bids. If we are unable to compete successfully against these competitors, we may lose market share to them over the short and long term. This would adversely impact our business.

Our Pharmaceuticals business success is dependent on our ability to develop and commercialise new products.

Prices for branded and generic pharmaceutical products and profit margins for these products generally decline over time as new competitors enter the market. If we are not able to develop and commercialise new products in our pipeline sooner than our competitors, our success and financial condition will be negatively impacted. Risks associated with this development and commercialisation include timely sourcing of active pharmaceutical ingredients (API), satisfactory formulation of a bioequivalent generic drug, regulatory approvals, manufacturing efficiencies, prohibitive marketing and sales costs, insufficient demand from customers; and, potential litigation from branded pharmaceutical companies or generic competitors.

If demand and/or sales of our key Pharmaceuticals products decline, the financial condition of the Pharmaceuticals business will deteriorate.

A significant portion of the Pharmaceuticals business revenue is derived from its top 10 products. If sales of these products decline significantly, it could have a material impact on our financial results. A decline in sales could be caused by numerous factors outside our control including, but not limited to:

•	More competition entering into the market;

•	Aggressive pricing strategies of our competitors;

•	Difficulties with sourcing supply of certain API;

•	The introduction of new or improved pharmaceutical products which target the same market as existing products;

•	Substitute or alternative products or therapies;

•	Disruptions in manufacturing or supply.

If regulatory standards change and our Pharmaceuticals and Consumer business or its suppliers are unable to comply with the changes to those standards our sales may be delayed or prevented.

Over time, regulatory practices and standards change. Our Pharmaceuticals and Consumer Products business is subject to regulation. If we, or our suppliers, do not comply with these regulations or changes in these regulations, the regulating agencies (e.g. Food and Drug Administration (“FDA”) in the United States, Therapeutic Goods Administration (“TGA”) in Australia) in the countries or regions in which we operate could seek to prevent us from manufacturing or selling certain products until we are able to satisfy them of our ability to comply. These actions could have a materially adverse effect on our business.

The manufacture of injectable pharmaceutical and nutraceutical products is a complex and detail oriented process. If we, or our suppliers encounter production problems, our business may suffer.

The process for manufacturing injectable pharmaceutical and nutraceutical products is complex and exacting. These products are made in batches. Should proper manufacturing process not be followed for any one of a number of possible reasons (including mechanical failure, human error or environmental factors), the batch may need to be discarded. If this is the case, the financial loss would include the cost of materials, time and overhead involved in manufacturing the product as well as the cost of discarding the waste. Should the product have been packaged and distributed to distribution facilities or to the market, recall costs might also be incurred and we may suffer harm to our reputation. If production problems are encountered, the regulatory agencies in the country or region in which we operate may remove our license until the problems are rectified. This could cause a significant financial loss to the Company if the license is removed and we may suffer damage to our reputation.

Most of the injectable pharmaceutical products that we manufacture are made at our Mulgrave, Australia facility. If this facility is unable to manufacture these products for a period, our sales could be materially impacted.

We have two injectable pharmaceutical manufacturing facilities located in Aguadilla, Puerto Rico and Mulgrave, Australia. The majority of our manufactured product is performed in Mulgrave. Should this plant not be able to continue operations due to any number of factors including, but not limited to: environmental factors, regulatory issues, employee action, or mechanical failure, sales of these products could be impacted by inventory outages. This could also have an impact on our reputation and our customer relationships.

Health Services

Pathology services and diagnostic imaging

A significant portion of our pathology services and diagnostic imaging revenues are sourced from the Australian Federal Government and subject to a funding agreement, which, if changed or not renewed, could adversely affect our business.

Our pathology services and diagnostics imaging services are subject to a five-year funding agreement between the Australian Federal Government and industry associations. If a new agreement is not signed when the old agreement expires or changes are made to the agreement, the profitability of our business could be adversely impacted. Any change to the manner or level of this funding may adversely impact revenues generated in the Company’s pathology services and diagnostic services businesses.

If pathologists or radiologists currently employed by Mayne decide to leave, the Company could lose customers and revenue.

Doctors tend to refer specialist pathology tests and diagnostic imaging examinations to service providers based on the relationships they have developed with pathologists and radiologist over time and the quality and accuracy of the test reports as well as the level of service they receive. If a number of pathologists or radiologists decide to leave, and Mayne is not able to hire new pathologists or radiologists in a timely manner, this could reduce the number of tests and examinations performed by us and, consequently, our revenues for these businesses would likely decrease.

Our pathology and diagnostic imaging businesses are required to hold certain licenses from the government to operate, which if changed could adversely impact our diagnostic imaging and/or pathology businesses.

Our diagnostic imaging and pathology services businesses operate in industries where we are required to obtain specific licenses from government bodies. Changes to the nature and extent of the regulation or licensing systems could result in increased competition or adversely impact on the Company’s growth opportunities.

Pharmacy Services

The pharmacy services industry is subject to regulation by the Federal Government. Any change to this regulation could adversely impact our business.

The Pharmacy system in Australia involves considerable government funding through the Pharmaceutical Benefits Scheme (“PBS”). The price paid for most prescription pharmaceuticals, including a significant portion of the drugs distributed by Mayne’s Pharmacy Services business is regulated through the PBS, which is currently under review by the government. Changes to the PBS may adversely affect the demand for drugs in Australia and adversely impact on the profitability of the pharmaceuticals and pharmacy services businesses by reducing the prices we may charge for our products and services.

The entrance of new competitors into the retail pharmacy market could impact the margins and profitability of our Pharmacy Services business.

Two large retail groups in Australia have publicly announced that they intend to co-locate retail pharmacies in some of the existing retail stores. This may lead to an increase in competition and lower margins generated in our pharmacy distribution business.

Hospitals

The revenues generated by our hospitals business is dependent on the number of referrals received from doctors, which are affected by changes in the actual or perceived service levels received by doctors in our hospitals.

The occupancy of our hospitals business is dependent on the level of referrals received from doctors. If doctors are not comfortable with the service levels they are receiving, they may choose to refer patients to other hospitals where the doctor believes the service is better. If occupancy levels in our hospitals fall, revenues are likely to decline which could lead to lower profits if we are unable to reduce costs at the same rate as revenues are falling.

A change in Government policy in relation to private health insurance could adversely affect our revenues and profits

The Federal Government introduced a 30% rebate on private health insurance rebates and Lifetime Health Cover (see Hospital Industry Overview for details). The removal of, or significant amendment to these schemes could result in a reduction in the number of Australians who maintain private health insurance and therefore cause the number of admissions to private hospitals to decline.

Since a large portion of our Hospital revenues are funded by private insurance companies, changes to the terms of our contracts with them or a failure to successfully negotiate new contracts may negatively affect our admissions, which would cause revenues to fall.

The majority of Mayne’s contracts with private health insurers will expire in the second quarter of 2004. The terms and conditions in these contracts set out the levels of reimbursement Mayne will receive from the private health insurer for procedures performed on a patient holding private health insurance from that insurer. Should Mayne be unable to negotiate contracts with these insurers which adequately cover the costs of performing hospital procedures, Mayne’s revenues and profits may be adversely affected. Should Mayne not be able to negotiate any contract with a private health insurance company, Mayne may lose patient admissions as the patient may look to have the procedure performed at a hospital, which has an agreement with their private health insurer.

Any increase in salaries and wages paid to public sector nurses and hospital workers could lead to Mayne increasing its nursing and hospital workers salaries and wages and result in higher costs and lower profits in Mayne’s Hospital business.

A significant portion of our Hospital business’ expenses relate to nursing costs. The State Governments in Australia set the levels of salaries and wages for nurses and hospital workers employed in public sector hospitals. Should the State Governments increase the level of salaries and wages for public sector nurses and hospital workers, Mayne may need to increase the level of salaries and wages provided to its nurses and hospital workers to remain competitive. This may lead to higher expenses incurred by the Hospitals business and lower profits.

Currency of Presentation, Exchange Rates and Certain Definitions

We publish our Financial Statements in Australian dollars (“A$” or “$”). In this Annual Report, unless otherwise specified, or the context otherwise requires, all dollar amounts are expressed in A$. For the convenience of the reader, we translate certain A$ amounts into US$ at a specified exchange rate (as at 30 June 2003). These translations are not to be construed as representations that the A$ amounts actually represent such US$ amounts or could be converted into US$ at the rate indicated.

The following table sets forth, for each of our fiscal years indicated, information concerning the rates of exchange of A$ into US$ based on the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”).

Fiscal Years	At Period End US$ per A$1.00	High US$ per A$1.00	Low US$ per A$1.00	Average(1) Rate US$ per A$1.00
1997-98	0.6208	0.7537	0.5867	0.6804
1998-99	0.6611	0.6712	0.5550	0.6247
1999-00	0.5971	0.6703	0.5685	0.6233
2000-01	0.5100	0.5996	0.4828	0.5320
2001-02	0.5628	0.5748	0.4841	0.5240
2002-03	0.6713	0.6729	0.5280	0.5884

(1):	The average of the exchange rates on the last day of each month of the period.

The following table sets forth, the average, high and low Noon Buying Rate for each of the last six months .

Month	Average US$ per A$1.00	High US$ per A$1.00	Low US$ per A$1.00
May 2003	0.6063	0.6585	0.6298
June 2003	0.6244	0.6729	0.6564
July 2003	0.6347	0.6823	0.6454
August 2003	0.6416	0.6593	0.6390
September 2003	0.6635	0.6810	0.6395
October 2003	0.6948	0.7077	0.6814

In addition, fluctuations in the A$/US$ exchange rate will affect the US$ equivalent of the A$ price of our Ordinary Shares on the Australian Stock Exchange and, as a result, are likely to affect the tradeable value of our American Depositary Shares (“ADSs”) in the United States. Such fluctuations would also affect the US$ amounts received by holders of ADSs on conversion by the Depositary of cash dividends paid in A$ on the Ordinary Shares underlying the ADSs.

The Company’s fiscal year ends at midnight on 30 June. Fiscal years prior to 2000-01 ended at midnight on the Sunday closest to 30 June. Usually this year-end cut off method results in a 52 week year, but periodically it results in a 53 week year. The fiscal years ended 30 June 2002, 30 June 2001, 2 July 2000, and 2 July 1999 were 52 week years. As used herein, the fiscal year ended 30 June 2003 is referred to as 2002-03 and other fiscal years are referred to in a corresponding manner.

SELECTED FINANCIAL DATA

The selected consolidated financial data as of 30 June 2003, 30 June 2002, and 30 June 2001, and for the fiscal years ended 30 June 2003, 30 June 2002, and 30 June 2001 is set forth below. It has been derived from, should be read in conjunction with, and is qualified in its entirety by reference to; the Mayne audited Consolidated Financial Report included herein, including the notes thereto. The selected financial data as of 2 July 2000 and 2 July 1999 set forth below has been derived from the audited Consolidated Financial Reports of Mayne for the fiscal years ended 2 July 2000 and 2 July 1999, which are not included herein. Mayne’s audited Consolidated Financial Reports are prepared in accordance with Australian GAAP, which varies in certain significant respects from United States GAAP. See Note 37 to the Consolidated Financial Report for a discussion of the significant differences between Australian GAAP and US GAAP as they apply to the Company.

Income Statement

(A Dollars in thousands, except ratios and EPS)

Amounts prepared in accordance with Australian GAAP

	2002-03		2001-02		2000-01		1999-00		1998-99
Sales revenue	5,194,510		4,991,957		3,158,663		3,100,402		2,797,695

Costs and expenses
Operating, selling and administrative expenses	4,804,526		4,545,134		2,809,911		2,793,074		2,492,452
Depreciation and amortisation	213,522		197,138		137,550		136,886		115,132

Total costs and expenses	5,018,048		4,742,272		2,947,461		2,929,960		2,607,584

Operating profit before interest and tax	176,462		249,685		211,202		170,442		190,111
Net interest expense	(33,114)		(19,562)		(42,363)		(48,071)		(27,911)
Income tax benefit / (expense)	(82,949)		(76,221)		(58,546)		(43,056)		(51,669)

Operating profit after interest and tax	60,399		153,902		110,293		79,315		110,531

Significant items after tax (1)	(512,988)		23,312		55,157		(249,501)		372,576
Minority interest in operating profit after interest and tax	(3,574)		(3,604)		(3,888)		(3,893)		(615)

Net income (loss)	(456,163)		173,610		161,562		(174,079)		482,492

Net Income from Discontinued Operations after tax	5,571		59,273		(149,318)		(200,089)		(172,251)
Net Income from Continuing Operations after tax	(461,734)		114,338		310,880		(174,079)		654,743

Net Income/(loss) after tax	(456,163)		173,611		161,562		(174,079)		482,492

Ratio of earnings to fixed charges (2)	(2.9	)x	3.7	x	2.5	x	2.2	x	2.1	x

Earnings per share (Australian cents) (3)
Basic earnings per share
Before significant items	7.1	c	21.3	c	26.8	c	22.0	c	31.7	c
After significant items	(57.0	)c	24.6	c	40.7	c	(50.7	)c	139.3	c
Continuing Operations	(57.7	)c	16.2	c	(37.6	)c	(58.3	)c	(49.7	)c
Discontinuing Operations	0.7	c	8.4	c	78.3	c	7.6	c	189.0	c

Fully diluted earnings per share

Before significant items	7.1	c	21.2	c	26.7	c	22.0	c	31.5	c
After significant items	(57.0	)c	24.5	c	40.6	c	(50.7	)c	137.7	c
Continuing Operations	(57.7	)c	16.2	c	(37.5	)c	(58.3	)c	49.1	c
Discontinuing Operations	0.7	c	8.4	c	(78.1	)c	7.6	c	186.5	c

Weighted Average Shares - Basic	799,835		706,627		397,147		343,199		346,389
Weighted Average Shares - Diluted	799,835		707,862		397,923		343,199		350,997

Dividends per share (Australian cents)	4.0	c	14.0	c	13.0	c	17.0	c	30.0	c

Dividends per share (US cents)	2.4	c	7.3	c	6.9	c	10.6	c	18.7	c

Amounts restated in accordance with US GAAP
Sales revenue	5,194,510		4,991,957		3,158,663		3,100,402		2,797,695
Net income	(475,567)		194,930		160,326		(145,500)		676,842
Ratio of earnings to fixed charges (2)	—		3.8	x	2.5	x	2.6	x	2.3	x

(1)	Refer note 5 to the financial statements for details of significant items.
(2)	For the purposes of computing the ratio of earnings to fixed charges for any period, earnings consist of income before taxes for such period plus fixed charges deducted in calculating net income for such period (excluding interest capitalised during the period). Fixed charges for any period consist of interest charges, including capitalised interest, and the portion of rental expense deemed to be representative of the interest factor. For the year 2002-03, there was an earnings deficiency of ($A275,213) as calculated for the purposes of determining the ratio of earnings to fixed charges.
(3)	Please refer to Note 37 of the Consolidated Financial Report.

Balance Sheet (at period end)

(A Dollars in thousands, except ratios)

	2002-03	2001-02	2000-01	1999-00	1998-99
Amounts prepared in accordance with Australian GAAP:

Assets
Cash and deposits	255,192	425,623	580,988	109,864	196,242
Other current assets	1,298,995	1,422,746	673,435	494,197	460,576
Non current assets	3,104,368	3,542,866	1,959,372	1,774,110	1,755,310
Total assets	4,658,555	5,391,235	3,213,795	2,378,171	2,412,128

Liabilities
Current Liabilities	1,039,905	1,014,700	1,013,025	627,250	526,100
Long term debt (including finance leases )	560,140	655,100	704,473	773,558	704,474
Other non current liabilities	70,718	103,610	86,622	84,543	44,131
Total liabilities	1,670,763	1,773,410	1,804,120	1,485,351	1,274,705

Net Assets	2,987,792	3,617,824	1,409,675	892,820	1,137,423

Shareholders’ equity (excluding long term debt)	2,987,792	3,617,824	1,409,675	892,820	1,137,423

Total liabilities and shareholders’ equity	4,658,555	5,391,234	3,213,795	2,378,171	2,412,128
Debt capitalisation ratio (1)	16	15	33	46	38

Amounts prepared in accordance with US GAAP:

Assets
Current assets	1,554,187	1,842,139	1,262,659	604,061	656,818
Non current assets	3,361,455	3,656,277	1,992,285	1,847,414	1,823,811
Total assets	4,915,642	5,498,416	3,254,944	2,451,475	2,480,629

Liabilities
Current Liabilities	1,039,905	949,917	982,045	609,583	474,500
Long term debt (including finance leases )	560,140	655,100	704,473	773,558	704,474
Other non current liabilities	203,658	196,812	140,622	181,761	182,347
Total liabilities	1,803,703	1,801,829	1,827,140	1,564,902	1,361,321
Shareholders’ equity	3,111,939	3,702,473	1,427,804	886,573	1,119,308

Issued and paid up capital (‘000)	772,659	809,780	442,572	353,340	343,204

Total liabilities and shareholders’ equity	4,915,642	5,504,302	3,254,944	2,451,475	2,480,629
Debt capitalisation ratio (1)	15	15	33	47	39

(1)	Ratio of long term debt to long term debt plus shareholders’ equity.

ITEM 4 - INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT

i) General

Mayne Group Limited (“Mayne Group”, “Mayne” or the “Company”) is an Australian company, with consolidated total assets of A$4.66 billion and consolidated total sales revenue of A$5.19 billion as of and for the fiscal year ended June 30 2003. Mayne is the largest commercial operator of healthcare businesses in Australia and is in the ASX100 (Australia’s 100 largest businesses listed on the Australian Stock Exchange [“ASX”]). The Company sold its logistics businesses during the 2003 fiscal year to focus entirely on its healthcare operations. At 30 June 2003, Mayne employed a total of 30,000 people globally, with 28,000 employees in Australia.

The Company’s business began in 1886 as a partnership operating a parcel delivery service in Melbourne, Australia. Mayne was incorporated in 1915 and has been publicly listed in Australia since 1926. In November 1998, the Company transferred its Australian Stock Exchange listing to the Healthcare and Biotechnology index, from the Transport index. In October 2001 the Company completed its acquisition of FH Faulding & Co. Limited (“Faulding”), a transaction which increased the total asset base of the Company by over 80%. The acquisition of Faulding significantly broadened the Company’s health services business into the provision of distribution and retail management services to pharmacies, and pharmaceuticals and consumer health products manufacturing and marketing. In January 2002, the Company changed its name from Mayne Nickless Limited to Mayne Group Limited. In May 2002, the Company announced its intention to assess the demerger of its non-health care related logistics activities in the second half of calendar 2002. The decision to separate the logistics business was taken to strategically focus the Company on health. . In November 2002, the Company announced that it had agreed to sell the logistics assets to a group of trade buyers comprising Linfox Pty Ltd (“Linfox”), DHL Worldwide Express (“DHL”), and Toll Holdings Limited (“Toll”) for $456 million. The sale of these businesses was completed in February 2003.

On October 21, 2003 Mayne announced that it had reached agreement with a consortium, comprising Ironbridge Capital Pty Limited, CVC Asia Pacific Limited, GIC Special Investments Pte Limited and Mayne’s Hospitals management (the Buyers), for the sale of its entire Hospitals business in Australia and Indonesia. The total sale price for the hospitals portfolio is $813 million. Overall this is expected to result in net proceeds to Mayne, after transaction costs, at or around the 30 June 2003 net asset value for the Hospitals business of $789 million. The agreement, which is subject to Australian Foreign Investment Review Board (“FIRB”) approval, was reached after a thorough sale process was undertaken involving a number of high profile bidders.

The deal is comprised of three basic components for the 53 hospitals Mayne currently operates.

•	It is anticipated that the divestment of the 41 private hospitals in which Mayne owns the freehold interest will be completed at the end of November 2003.

•	The three Indonesian hospitals, which are included in the agreement, require the approval of BKPM (Indonesia’s equivalent of the FIRB). The parties have started the process to seek approval of that authority.

•	The remaining nine hospitals, six collocations and three privatised public hospitals, require the relevant State Government approvals for the transfer of legal ownership. Mayne and the Buyer have entered into discussions with the relevant bodies regarding the final transfer of ownership of these nine hospitals. In the meantime Mayne will continue to own and operate these nine hospitals.

The agreement provides economic certainty to Mayne with regard to the transfer of all Australian hospitals.

Under the terms of the agreement the Buyer will acquire all assets associated with the Hospitals business and assume all historic and future liabilities, including workers compensation and medical indemnity liabilities. The structure of the arrangement has ensured all current employees of the Hospitals business, including management, will continue in the business.

Mayne is focused on growing its global pharmaceutical business and reaping the benefits of acquisition and development activities undertaken in its domestic diagnostic services business over the last five years.

The Company is incorporated in the Commonwealth of Australia, has its executive offices at 390 St. Kilda Rd, Melbourne, Victoria, 3004 and its telephone number is +61 3 9868 0700.

ii) Organisational structure

Mayne’s health business includes three divisions: Health Services (Pathology, Diagnostic Imaging, Pharmacy Services and Medical Centres), Pharmaceuticals (Pharmaceuticals and Consumer Health Products), and the recently divested Hospitals division.

Mayne’s pharmaceuticals business, Mayne Pharma, comprises the research, development, manufacture and marketing of generic injectable and oral pharmaceutical products, as well as consumer health products. Mayne Pharma has manufacturing facilities in Australia and Puerto Rico, and has representations in most regions throughout the world.

Mayne announced the sale of its hospitals business to a consortium of buyers on 21 October 2003. Completion of this transaction is expected to occur on 30 November 2003 for the majority of the hospitals. Ownership of the remaining hospitals will transfer as regulatory approvals are received. Mayne’s economic interest in the hospitals transfers on 30 November 2003.

Health Services consists of diagnostic imaging, pathology, pharmacy and medical centres. These businesses operate solely within Australia. . In October 2003, Mayne announced that it was in discussions with a number of parties regarding the potential sale of its pharmacy services business. Mayne has no financial or operational necessity to enter into any sale arrangements for any of its divisions, however these discussions will allow Mayne to determine if a sale of the pharmacy services business will benefit shareholders.

iii) Recent Developments

a) Acquisitions

•	Acquisition of Queensland Medical Laboratory Group (“QML”)

•	On 26 June 2002 it was announced that Mayne would acquire QML.

•	QML is Queensland’s leading pathology services provider employing 37 pathologists and 1,900 staff operating 27 laboratories and 149 collection centres in Queensland, northern New South Wales and the Northern Territory.

•	Mayne purchased the business for $A260.3 million and completed the acquisition on 1 October 2002.

•	Acquisition of 10 radiology sites from Pacific Healthcare

•	On 2 December 2002 it was announced that Mayne would acquire 10 radiology sites from Pacific Healthcare.

•	The acquisition was completed on 7 February 2003.

•	Acquisition of Queensland Diagnostic Imaging (“QDI”)

•	On 27 February 2003, it was announced that Mayne would acquire QDI, the largest remaining private radiology practice at that time for $90.7 million and would assume $21.5 million in debt.

•	The acquisition was completed on 21 May 2003.

•	Acquisition of Gippsland Pathology Service (“GPS”)

•	On 5 June 2003, it was announced that Mayne would acquire the 68% of GPS that it did not already own for $14 million.

•	The acquisition was completed on 1 July 2003.

•	Acquisition of paclitaxel businesses from Abbott Laboratories (“Abbott”) and NaPro Biotherapeutics, Inc. (“NaPro”)

•	On 26 August 2003, Mayne announced the acquisition of NaPro’s global paclitaxel manufacturing business as well as Abbott’s rights to market and distribute paclitaxel in the United States and Canada for approximately $US85 million (approximately $A130 million).

•	On 1 October 2003, Mayne announced it had completed its acquisition of Abbott’s rights to market and sell paclitaxel in North America and the acquisition of NaPro’s paclitaxel business is expected to be completed in December 2003.

•	Acquisition of Melbourne Utrasound for Women (“MUW”)

•	On 24 June 2003, it was announced that Mayne would acquire the assets of MUW. No purchase price was disclosed as it was not material to Mayne.

•	The acquisition was completed on 1 July 2003.

•	Acquisition of medical centres

•	During the 2003 fiscal year, Mayne completed the acquisition of nine medical centres. These acquisitions had been in progress at the end of 30 June 2002. At year end, Mayne had 53 medical centres across Australia. The acquisition prices paid were not required to be disclosed because the amounts were immaterial to Mayne.

•	Acquisition of pharmaceutical products

•	During the 2003 fiscal year Mayne completed the acquisition of the rights to fluconazole and propofol from Baxter Healthcare Corporation. The acquisition price paid was not required to be disclosed because the amounts were immaterial to Mayne.

•	In October 2003, Mayne announced that it had reached agreement with Xanodyne Pharmacal, Inc. for the acquisition of two injectable oncology products, methotrexate sodium and leucovorin calcium for the US market. The total purchase price was $US6.6 million.

b) Divestments

•	Sale of logistics businesses

•	On 1 November 2002 the Company announced its intention to sell the non-healthcare logistics business to a group of trade buyers comprising Linfox Pty Ltd (“Linfox”), DHL Worldwide Express (“DHL”) and Toll Holdings Limited (“Toll”) for a combined enterprise (ungeared) value of A$456 million.

•	This followed a detailed review, announced on 30 May 2002, of the implications of de-merging Loomis which included the assessment of trade sale alternatives based on proposals received from a number of parties.

•	During 2003, the logistics businesses generated combined sales revenue of $A666.2 million and EBIT of $A3.5 million.

•	The net proceeds realised from the sale of the businesses were $A445.6 million.

•	Sale of consumer products businesses (personal wash and sunscreens)

•	On 19 December 2002, Mayne announced the sale of its personal wash business to Symex Holdings Limited for $21 million in cash. The sale was completed on 28 March 2003.

•	On 13 March 2003, Mayne announced the sale of its US sunscreens business to Pathfinder Management Inc. Terms of the sale were not disclosed as the amount was immaterial to Mayne.

•	Sale of six hospitals to Healthscope Limited

•	On 3 February 2003, the Company announced it had entered into an agreement with Healthscope to sell six hospitals for total proceeds of $27.5 million. Completion of the sale of each of the hospitals occurred at different times. On 25 August 2003, Mayne announced the completion of the sale of the last of the six hospitals sold to Healthscope.

•	Sale of Sunbury Private Hospital to Primelife Corporation Limited (“Primelife”) and divestment of minority interest in Fijian hospital

•	On 14 March 2003, Mayne announced the sale of Sunbury Private Hospital to Primelife. Terms of the sale were not disclosed as the amount received was immaterial to Mayne. Mayne announced the completion of this sale on 1 July 2003.

•	Subsequent to year end, Mayne divested its minority interest in a Fijian hospital. The operation and proceeds from divestment were immaterial to Mayne’s hospital and overall business.

•	Sale of Mayne’s hospitals portfolio to a consortium comprising Ironbridge Capital Pty Limited, CVC Asia Pacific Limited, GIC Special Investments Pte Limited and Mayne’s Hospitals management (the Buyers)

•	On 21 October 2003, Mayne announced that it had entered into an agreement with the Buyers to sell its portfolio of 50 Australian hospitals and 3 Indonesian hospitals for proceeds before transaction costs of A$813 million. Completion of the sale for 41 of the 53 hospitals is expected by 30 November 2000. The transfer of the remaining hospitals is subject to receiving requisite regulatory approvals. The net asset value of the hospitals business was A$789 million at 30 June 2003.

c) Capital Management

•	Share issues

•	A total of 7.7 million shares were issued by the Company over the course of 2002-03 as part of its Dividend Reinvestment Plan and Executive Share Option Scheme.

•	Share buy-back

•	During the year the parent entity bought back 44.1 million shares at a cost of $132.0 million, being an average price of $2.99 per share. The total number of shares to be bought-back under this plan is 75.0 million.

•	Mayne plans to seek shareholder approval for a buy-back of up to an additional $500 million over the next 12 months in order to provide the Board with the flexibility for a range of capital management initiatives.

d) Management

•	Board and management succession

•	On 19 December 2001, the Company announced that Mr Peter Smedley, Group Managing Director and Chief Executive Officer, would succeed Mr Mark Rayner as Non-Executive Chairman of Mayne, and Chief Operating Officer Mr Stuart James would become Group Managing Director and Chief Executive Officer. The appointments were to take effect in September 2002.

•	On 30 May 2002, the Company announced that Mr Smedley had advised the Board he would not take up the position of Chairman, and would retire as Group Managing Director and Chief Executive Officer in 2002, after finalising the 2001-02 accounts and overseeing the demerger process in relation to the logistics assets. Mr Rayner advised he would continue as Chairman until an appropriate successor was in place.

•	The Office of the CEO was created on 1 July 2002 with Mr James appointed CEO-Elect. On 28 August 2002, Mr Smedley retired as Group Managing Director and Chief Executive Officer, with Mr James taking up the role on 29 August 2002.

•	On 28 August 2002, the Company announced that Mr Peter Willcox would join the Board on 1 October 2002 as Deputy Chairman and take up the Chairmanship on 1 January 2003. Mr Rayner retired from the Board on 31 December 2002.

•	Senior management changes

•	An organisational chart for Mayne is attached shown below.

[GRAPHIC APPEARS HERE]

•

A conscious decision was taken by the Board to separate the traditional CFO responsibilities of strategy and financial reporting/governance between two individuals. On 27 August 2003, it was announced that Mr Peter Jenkins would become Chief Development Officer for the

Company to focus on corporate strategy. Mr Paul Binfield assumed the role of Chief Financial Officer from Mr Jenkins and is responsible for the Company’s financial reporting and governance responsibilities.

•	The reporting structure to the CEO was also amended in August 2003 so that the heads of the European, Americas and Asia Pacific pharmaceuticals businesses would report directly to Mr James together with Mr Reid who has assumed the role of President, Global Services for the Pharmaceuticals business.

e) Capital Expenditures and Divestitures

•	Capital Expenditures

•	Capital expenditure on property, plant and equipment during 2002-03 totalled A$163.4 million (2002: A$174.3 million and 2001: A$145.6 million).

•	Capital expenditures in the Pharmaceuticals division totalled $29.2 million during 2003 and related to the purchase of land adjacent to the Mulgrave manufacturing plant for further expansion as well as additional manufacturing equipment, such as a freeze dryer and sleeve shrink machine.

•	The majority of the Diagnostics capital expenditure totalling $28.2 million was invested in the Imaging business on new X-ray and medical equipment.

•	The Hospitals division improved and refurbished numerous operating theatres across the portfolio during 2003. In addition approximately $23.4 million was invested in new medical equipment. Total capital expenditure for the hospitals division was $57.9 million in 2003.

•	Capital expenditure in 2002 and 2003 has been below depreciation and amortisation expenses.

•	Capital expenditures are financed from the underlying cash flow of the Mayne businesses.

•	Divestitures

•	Disposal of property, plant and equipment realised A$9.2 million in 2002-03 (2002: A$89.2 million and 2001: A$23.6 million).

•	The proceeds on sale of equipment in 2003 primarily relate to the sale of consumer and logistics equipment.

B. BUSINESS OVERVIEW

i) Strategy

The Company manages a set of diversified businesses focused on the health sector. Each healthcare business in the portfolio operates relatively independently and is responsible for generating positive returns for shareholders. Mayne is a company undergoing radical change as we execute our strategy to focus on those segments of health care that can provide attractive returns to shareholders and in which Mayne has expertise and can build a strong competitive position.

The Company has undertaken a number of steps to further this strategy. The Company announced the sale of the non-health care logistics businesses in November 2002 and completed those transactions in February 2003. The finalisation of the Faulding acquisition on 1 October 2001 diversified the Company’s income stream through the addition of businesses in pharmaceuticals manufacturing, pharmacy services and health-related consumer products manufacturing and marketing. This was complemented by a range of acquisitions, including diagnostic imaging assets in Victoria (MUW), Queensland(QDI) and New South Wales (Pacific Healthcare sites) and the acquisition of pathology businesses such as QML in Queensland and Gippsland Pathology Services in Victoria. Mayne has identified the Diagnostics Services (Pathology and Diagnostic Imaging) and Pharmaceuticals businesses as those with greater propensity for growth and accordingly these businesses will be the primary targets for capital investment in the future.

In July 2003, the Company announced it was approached by interested parties and was in discussion with these parties regarding the potential sale of its hospitals division. On 21 October 2003, Mayne announced it had entered into an agreement with a consortium of buyers to sell the hospitals business for net proceeds before transaction costs of A$813 million. Completion with respect to 41 of the 53 hospitals is expected to occur at or around 30 November 2003. The remaining hospitals will transfer to the acquirers upon the receipt of the requisite regulatory approvals. After transaction costs, the net proceeds are expected to be in the order of A$789 million, the hospital business’ net asset value at 30 June 2003.

Consistent with Mayne’s strategy to deploy capital in its higher margin, growth businesses, in August 2003 Mayne announced the acquisition of NaPro’s global paclitaxel business and Abbott’s rights to market and distribute NaPro’s paclitaxel in the United States and Canada. The total consideration for these transactions is in the order of $US85 million and are expected to complete by the end of the 2003 calendar year. Paclitaxel is a chemotherapy treatment for a number of cancer types, particularly breast and ovarian. It is a made from a naturally occurring compound in the Yew tree. The worldwide market for paclitaxel is estimated to be $US940 million. As part of the deal with NaPro the assets secured by Mayne include; the Yew tree plantations; intellectual property; extraction contracts; purification plant; and, distribution contracts. This provides Mayne with specialist capabilities in active pharmaceutical ingredient (API) development and manufacturing. The transaction builds Mayne’s critical mass in the largest generic pharmaceutical market with a second leading oncology drug (in addition to pamidronate) for sale into the wholesale groups and oncology clinics in the US. On 1 October 2003, Mayne announced that it had completed its acquisition of Abbott Laboratories rights to market and sell paclitaxel in North America. Completion of the NaPro transaction is expected in December 2003 with contribution from the business beginning at that time.

ii) Segment Information

For financial reporting purposes, the Company reports industry segment data for the segments of hospitals, pathology services, diagnostic imaging services, medical centres, pharmacy services, pharmaceuticals, consumer products, Australian logistics and Loomis Courier. Geographic segment data for the regions of Australia, Other Pacific Regions, the Americas, and Europe, Middle East and Africa is also provided. See Note 25 to the Consolidated Financial Statements. The following tables set forth the contributions of each industry and geographical segment to sales revenue and earnings before interest and tax (“EBIT”) for each of the last three fiscal years. This table represents earnings before significant items, interest and tax determined under Australian GAAP. This differs from earnings determined under US GAAP. For details on these differences, refer to Note 37 to the Consolidated Financial Statements.

Segment Note for the financial year ended 30 June 2003

Sales Revenue

	2002-03 $’000	% of total	2001-02 $’000	% of total	2000-01 $’000	% of total
Industry Segments

Hospitals	1,287.1	24.8%	1,396.7	28.0%	1,148.7	36.4%

Pathology Services	389.8	7.5%	249.3	5.0%	245.7	7.8%
Diagnostic Imaging Services	199.2	3.8%	159.6	3.2%	146.6	4.6%
Medical Centres	42.1	0.8%	32.8	0.7%	14.2	0.5%
Pharmacy Services	1,943.4	37.4%	1,406.3	28.2%	—	0.0%

Total Health Care Services	2,574.5	49.6%	1,848.0	37.0%	406.5	12.9%

Pharmaceuticals	460.2	8.9%	332.8	6.7%	—	0.0%
Consumer Products	201.3	3.9%	167.2	3.4%	—	0.0%

Total Pharmaceuticals	661.5	12.7%	500.0	10.0%	—	0.0%

Australia & Pacific Logistics	476.6	9.2%	895.2	17.9%	911.8	28.9%
Loomis Courier	189.6	3.6%	350.2	7.0%	361.3	11.4%

Total Logistics Services	666.2	12.8%	1,245.4	24.9%	1,273.1	40.3%

Other	5.2	0.1%	—	0.0%	330.4	10.5%

	5,194.5	100.0%	4,990.1	100.0%	3,158.7	100.0%
Unallocated	—	0.0%	1.8	0.0%	—	0.0%

Consolidated	5,194.5	100.0%	4,992.0	100.0%	3,158.7	100.0%

Geographic Segments

Australia	4,541.6	87.4%	4,245.9	85.1%	2,395.0	75.8%
Other Pacific regions	133.4	2.6%	130.7	2.6%	72.0	2.3%

Australia & Pacific	4,675.0	90.0%	4,376.7	87.7%	2,466.9	78.1%
Americas	342.5	6.6%	501.7	10.0%	361.3	11.4%
Europe, Middle East & Africa	176.9	3.4%	113.6	2.3%	—	0.0%
Other	—	0.0%	—	0.0%	330.4	10.5%

Consolidated	5,194.5	100.0%	4,992.0	100.0%	3,158.7	100.0%

EBIT (1)
Industry Segments

Hospitals	54.6	30.9%	71.6	28.7%	94.5	44.7%

Pathology Services	40.0	22.7%	30.4	12.2%	32.5	15.4%
Diagnostic Imaging Services	18.5	10.5%	16.7	6.7%	10.3	4.9%
Medical Centres	(4.0)	-2.3%	(3.4)	-1.3%	(1.8)	-0.9%
Pharmacy Services	29.9	17.0%	19.5	7.8%	—	0.0%

Total Health Care Services	84.5	47.9%	63.3	1.3%	41.0	19.4%

Pharmaceuticals	59.0	33.4%	44.2	17.7%	—	0.0%
Consumer Products	(11.2)	-6.3%	10.8	4.3%	—	0.0%

Total Pharmaceuticals	47.8	27.1%	55.0	22.0%	—	0.0%

Australia & Pacific Logistics	(4.5)	-2.5%	51.1	20.5%	55.3	26.2%
Loomis Courier	8.0	4.5%	21.5	8.6%	15.1	7.1%

Total Logistics Services	3.5	2.0%	72.6	29.1%	70.4	33.3%

Other	—	0.0%	(.2)	-0.1%	13.3	6.3%

	190.4	107.9%	262.3	105.1%	219.2	103.8%
Unallocated	(13.9)	-7.9%	(12.7)	-5.1%	(8.0)	-3.8%

Consolidated Group	176.5	100.0%	249.7	100.0%	211.2	100.0%

Geographic Segments

Australia	130.5	74%	186.9	74.9%	173.1	82%
Other Pacific regions	14.3	8%	13.5	5.4%	9.7	5%

Australia & Pacific	144.8	82%	200.4	80.3%	182.8	87%
Americas	10.4	6%	35.2	14.1%	15.1	7%
Europe, Middle East & Africa	21.3	12%	14.1	5.6%	—	0%
Other	—	0%	—	0%	13.3	6%

Consolidated Group	176.5	100%	249.7	100%	211.2	100%

(1)	This table represents earnings before significant items, interest and tax determined under Australian GAAP. This differs from earnings under US GAAP. For details on those differences refer to note 37 to the Consolidated Financial Statements.

I. HEALTH CARE

i) Australian Healthcare Industry Overview

Australia provides national public health care through a combination of government-funded public hospitals and a compulsory government health insurance scheme known as Medicare. In addition, individuals have the option to participate in the private health system at their own cost.

Responsibility for health care in Australia is loosely divided between Commonwealth, State and Local Governments, although State (and Territory) Governments carry the bulk of the responsibility of providing public health services. Health care funding is primarily derived from Federal Government general tax revenue, which is supplemented to a small degree (about 10%) by the Medicare levy, which all individual Australian taxpayers must pay. The Medicare arrangements provide direct benefits to the public in two ways. First, patients who receive non-hospital medical services are entitled to an 85% rebate of the scheduled fee, which is set under the Commonwealth Medical Benefits Schedule (“MBS”). Secondly, in-hospital procedures are free to public patients in public hospitals, while in other cases a subsidy of 75% of the MBS fee applies. The Commonwealth Government funding also includes the Pharmaceutical Benefits Scheme (“PBS”), which subsidises payments for a high proportion of prescription medicines.

The health care market in Australia continues to be attractive to Mayne for a number of reasons. Mayne believes that the demographics are very good, as the aging population is expected to increase demand for health services in Australia. Approximately 43.4% of Australians hold private healthcare insurance at 30 June 2003. The Australian Bureau of Statistics has forecast that the proportion of the population aged 65 or over is expected to grow from 2.3 million or 12.3% of the population in 1999, to 4.2 million or 18.4% in 2021, rising to 6.6 million or 26.1% in 2051.1 All else being equal, over the long-term this should lead to increases in the provision of health services as older patients tend to require more medical care. In addition, as technological advances have made more services available, at affordable prices, the demand for those services has increased. However, the private healthcare industry is currently supported by various taxation and other initiatives driven by the current Liberal government. There is some uncertainty regarding the effect on the private hospital industry if the political landscape changes.

Overview of Mayne

In health, Mayne is a leading manufacturer and supplier of generic pharmaceuticals and consumer health products internationally, as well as a leading provider of a broad range of health care and private hospitals services in Australia. It has grown to become the largest private health care services group in Australia, in terms of revenue and capital employed, since its initial investment in this sector in the late 1980s. As noted previously, Mayne has sold its portfolio of 50 domestic and 3 Indonesian hospitals to a private equity consortium.

Mayne’s investment in health grew initially as a result of collocation of private hospitals with public hospital premises and privatisation of the operation of public hospitals. This was supplemented by acquisitions of privately owned hospitals and diagnostic imaging and pathology businesses. The Faulding acquisition, completed in October 2001, provided significant diversification into additional ranges of health services and products including:

•	pharmacy distribution

•	pharmacy retail services, and

•	manufacturing, marketing and distribution of consumer products and oral and injectable pharmaceuticals.

Mayne continues to operate each of these businesses and has built upon them through organic and acquisitive growth.

[1]	Source: Australian Bureau of Statistics 2002 Year Book of Australia

Mayne’s strategy is to grow this health services and product platform in Australia and expand the existing international profile that is primarily concentrated in the Pharmaceuticals business. Specifically, Mayne has focused capital deployment on its higher growth, higher margin businesses depicted on the left side of the diagram below as the Board and Management believe these businesses have the potential of increasing shareholder returns.

[GRAPHIC APPEARS HERE]

The principal revenue sources for the Hospitals and Health Services divisions are private health insurance funds, Medicare payments from the Commonwealth Government, the PBS and State Governments who engage Mayne to provide public patient services. The principal revenue sources for the injectable and oral pharmaceuticals segments are hospitals or their buying groups and pharmacies. The principal revenue sources for consumer products are retail outlets including pharmacies and supermarkets. The health industry and Australia’s national health care system are described more fully below.

ii) Pharmaceuticals and Consumer Products

Generic Pharmaceuticals Industry Overview

When a new pharmaceutical product is first developed, it is given a generic name (the name of the active chemical compound in the pharmaceutical product) and a brand name (the name used by the manufacturer). When the new pharmaceutical product is introduced to the market, the branded product is protected from competition for a period of time by its patent which is now normally a minimum of 20 years. Once the patent expires, the pharmaceutical product is considered generic. A generic pharmaceutical product is a duplicate of the branded product, containing the same active ingredients and delivering the same amount of medication into the body in the same amount of time (known as “bioequivalence”). As it does not involve lengthy and costly clinical trials, the development of a generic pharmaceutical product can take around three years (compared to five to ten years for a branded product).

Given that less research and development is required for generic pharmaceutical products, they typically sell for less than the brand name equivalents. Generic pharmaceutical products typically enter the market at a price lower than the price of the original brand name product, and suffer price erosion over the remainder of the product life cycle as more generic competition enters the market. Success in the generic market is therefore highly dependent on securing timely regulatory approvals for new products so that they can be launched as soon as possible following the establishment of a market for a new generic pharmaceutical when the patent for the brand name product expires. Intense price competition can take place between generic pharmaceutical suppliers at this time of market formation. Introduction of generic substitutes at the time of branded pharmaceutical product patent expiry is one of the key determinants of the commercial prospects of generic pharmaceutical companies. According to data released by Datamonitor (Global Generics Guide: August, 2002) , the global generic pharmaceuticals market was worth $US27 billion in 2001.

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

Mayne’s pharmaceuticals business currently focuses on generic injectable formulations. These are drug formulations delivered in liquid or emulsion form through a needle in one shot, or infused over a period of time. Most generic injectable drugs are delivered intraveneously. The global generic injectable pharmaceuticals market is estimated to be worth approximately $US7.5 billion (Source: UBS Research, May 2003). In general, price attrition for generic injectable drugs tends to be slower than for generic oral drugs as higher barriers to entry tend to reduce competition. Injectable pharmaceuticals tend to be more difficult to manufacture given the complex nature of molecules, types of presentations and the availability of active pharmaceutical ingredients (“API”).

Pharmaceutical manufacturing is characterised by high barriers to entry, including:

•	the level of initial capital expenditure required to set up a manufacturing facility;

•	the presence of established multinational companies with significant market strength;

•	the cost of research and development;

•	the long patent life of products;

•	in Australia, the review period for registration of pharmaceuticals under PBS;

•	stringent quality and compliance standards for manufacture of pharmaceuticals; and

•	the extent and cost of government regulation covering quality and community protection.

Geographic market analysis

1. United States

In the US, the growth of the generic pharmaceuticals industry is expected to be significantly stronger than growth of the branded pharmaceutical industry, due to the expiration of many patents in the next few years. In August 2002, Datamonitor estimated that current blockbuster drugs with global sales of almost $US82 billion are expected to lose US patent protection by 2007. Datamonitor also estimated that the global generic pharmaceutical market grew at a rate of 11.3% in 2001 over the prior year; a rate well in excess of the eight percent estimated for the global pharmaceutical market, generally.

The generic pharmaceuticals industry in the US is regulated by the Drug Price Competition and Patent Term Restoration Act (Waxman-Hatch Act), which allows generic pharmaceuticals to be sold in the US following:

•	Food and Drug Administration (“FDA”) approval of an Abbreviated New Drug Application (“ANDA”) that includes evidence that the generic pharmaceutical is bioequivalent to its branded counterpart; and FDA approval expiration, invalidation, or circumvention of any patents on the corresponding branded pharmaceutical and the expiration of any other market exclusivity periods applicable to the branded pharmaceutical.

•	The FDA also requires that the manufacturing operations of generic pharmaceutical companies in the US and companies that export to the US comply with current Good Manufacturing Practices (“cGMP”), as defined in the US Code of Federal Regulations. cGMP encompasses all aspects of the production process, including validation and record keeping. The FDA routinely inspects/audits manufacturing compliance before a pharmaceutical is approved and every two years after approval.

•	The average length of time between initial submission of an ANDA and receipt of FDA approval is approximately one to two years. The number of generic pharmaceutical approvals follows the pattern of patent expirations. The company that is the first to market with an ANDA may receive a 180-day exclusivity bonus that allows that company to offer the product without generic competition.

2. Europe

According to an August 2002 Datamonitor report, the European generic pharmaceuticals market was estimated to be worth $US8 billion in 2001 or almost 30% of the worldwide generics market. The European market for pharmaceuticals, unlike the US, is non-homogeneous despite the introduction of EU initiatives like the Mutual Recognition Program for quicker approval of drugs in EU countries. Many countries still require pricing approval and have their own regulatory requirements. Germany is the largest market for generic pharmaceuticals and is estimated by Datamonitor (2002) to account for almost 50% of the total European market, with other large markets being the UK, the Netherlands and Scandinavia. By virtue of this market fragmentation, competitors tend to vary by country and are not of the same size as those in the US.

Strong growth of generic pharmaceutical products has occurred in the UK, the second largest European generics market (approximate size is US$1 billion or around A$ 1.5 billion). In the UK, generic pharmaceutical products account for approximately 65% of total volume. The generic pharmaceutical market in the UK suffered a downturn at the end of the 2000 year and early in the 2001 year due to significant price reductions instituted by the Ministry of Health.

A number of other European markets, including France, Italy and Spain, Denmark and Norway have also experienced growth in the consumption of generic products. In particular, UBS Research estimates that generic substitution in France almost doubled from 2.9% in 2001 to 5% in 2002. It would appear that governments are becoming increasingly supportive of generic pharmaceutical substitution as one means to help control burgeoning health care costs. However, there continue to be structural factors such as pricing authorities, and the smaller market opportunity that may prevent generic substitution levels achieving the 50%+ levels achieved for some pharmaceuticals in the US.

The research, development, manufacturing and marketing of pharmaceutical products in Europe is also subject to extensive government regulation by authorities. The regulating regime in the European Union involves a system of product and manufacturer licensing and marketing authorisation. Generic pharmaceutical companies in Europe are experiencing price pressure from parallel imports of identical products from lower priced markets under European Union laws of free movement of goods. Companies are also affected by general governmental initiatives or actions to reduce pharmaceutical prices.

3. Australia

The Australian pharmaceutical industry represents approximately 1% of the world pharmaceutical market. There are approximately 120 companies involved in the manufacture of prescription and over-the-counter pharmaceutical products in Australia, with total turnover of about A$6.1 billion in 2002 and employing approximately 30,000 people. The industry is Australia’s third largest manufacturing exporter worth more than $A 2.3 billion per year with industry growth of approximately 9.3% per annum.

The pharmaceutical market is becoming increasingly concentrated. This may make it more difficult for new entrants into the market. Most of the larger manufacturers are subsidiaries of international pharmaceutical companies. In the 2001-02 year, the top 10 suppliers of drugs by number of prescriptions accounted for a total of 68 percent of the prescriptions written. Alternatively, the top 10 suppliers accounted for approximately 70% of the total Pharmaceutical Benefits Scheme (PBS) by cost.2

The Commonwealth Government recognised that its position as the sole buyer of pharmaceutical products under the PBS reduces returns to manufacturers. This, in turn, has an adverse impact on the level of pharmaceutical activity undertaken in Australia and the growth and development of the pharmaceutical industry. To foster increased activity and investment in Australia, and to counter the low prices manufacturers receive for pharmaceuticals under the PBS, the Commonwealth Government pays higher prices on nominated products supplied by participating companies. In return, recipients are required to undertake certain activities in Australia, including manufacturing and research and development.

This funding began with the Factor (F) Scheme, which operated from April 1987 to 30 June 1999 and delivered a total of A$963 million in government funding. Mayne (through the arrangements previously in place with Faulding) was a beneficiary of this scheme. In April 1997 the Commonwealth Government announced the introduction of the Pharmaceutical Industry Investment Program (“PIIP”). The PIIP commenced on 1 July 1999 and will conclude on 30 June 2004, with the need for further price compensation arrangements being examined in 2003. The Commonwealth Government has allocated funding of A$300 million to the scheme, to cover payments to participating companies and administration costs. As a participant in the PIIP program, Mayne may receive up to A$40 million over the five year period. In February 2003, the Productivity Commission in Australia released its report on the review of the PIIP. It concluded that the PIIP had been effective in stimulating R&D, however it should be replaced by an R&D subsidy program for the Australian pharmaceutical sector to provide additional flexibility and generate benefits for Australia as a whole. It also suggested relaxing some rules on generic drug development in Australia. A new Pharmaceutical Partnerships Program (“P3”) was announced by the Federal Government in its 2003 Budget. The objective of the PPP, which will replace the PIIP, is to stimulate $500 million of investment in new high quality pharmaceuticals research and development (“R&D”) activity in Australia by offering up to $150 million in R&D funding during 2004-09 through the P3 program. It is a competitive entry program, which is to be developed in 2003 and delivered from 1 July 2004.3

Mayne Pharmaceuticals

Mayne Pharma is a leading international pharmaceutical organisation represented in more than 50 countries worldwide. Built on a heritage of 150 years of pharmaceutical excellence, the business has key operations in Australia, North America and Europe. Our intimate knowledge of local markets allows us to provide tailored pharmaceutical solutions to our hospital customers and to health professionals.

[2]	Source: Department of Industry, Tourism and Resources website, “Pharmaceuticals Industry Profile”
[3]	Australian Government, Department of Industry, Tourism and Resources website, “Pharmaceuticals Partnerships Program (P3) fact sheet”

Our focus is on developing, manufacturing and marketing generic injectable pharmaceuticals for the global hospital market.

Mayne Pharma’s products have earned a positive reputation for their efficacy, reliability and cost effectiveness. Our injectable products are used in the treatment of cancer, cardiovascular and central nervous system disorders, infectious diseases and for anaesthesia. In our key markets, we are a recognised leader in sales of generic injectable cancer drugs to hospitals, and have one of the world’s largest ranges of injectable pharmaceuticals for cancer treatments .

Our oral pharmaceutical portfolio includes modified-release antibiotic and pain control products.

Mayne is also a leader in the manufacturing and marketing of consumer health supplements in Australia.

As a result of the initiatives described below, revenue growth of the Pharmaceuticals business has continued to be strong in 2003 rising approximately 8% over the prior year. The pharmaceuticals business was acquired as part of the FH Faulding transaction on 1 October 2001 and therefore contributed for the full year in 2003 versus nine months in fiscal 2002. EBIT increased 33.2% (due largely to its full year contribution to Mayne’s results in 2003 versus nine months in fiscal 2002) to A$59.0 million on the back of strong pamidronate sales in the US and European markets as well as continued performance from core products across all markets.

i) Injectable pharmaceuticals

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

The Injectable Pharmaceuticals business focuses on the oncology (anti-cancer), antibiotic and analgesic sectors. Mayne has the broadest range of generic oncology products in the United Kingdom, Canada and Australia, with market shares estimated between 60-100% for Carboplatin, Pamidronate, and Flourouracil in each of these markets. Geographic expansion is an important source of growth for the Injectable Pharmaceuticals business. Registering existing products in new markets provides a low cost entry to new markets and increases the returns on initial development costs.

In the 2003 financial year, Mayne obtained 69 registrations (2002 – 73 registrations) for existing generic injectable products to be marketed into new regions. The new registrations were spread through all markets, with 10 new registrations (2002 – 8 registrations) in the Americas, 34 in the combined European and Middle Eastern area (“EMEA”) (2002 – 39 registrations), and 25 in the Asia Pacific region (2002 – 26). A key area of focus has been the transfer of the regulatory expertise gained in the Australian market to new markets. In addition, in December 2002 Mayne announced the acquisition of the rights to the generic injectable pharmaceutical, propofol, including patent rights for this anaesthetic product, and the rights to fluconazole, an injectable anti-fungal product, from Baxter Healthcare Corporation. Mayne also received early approval in the EMEA region for the launch of a generic version of irinotecan. This will occur over the next few years as regulatory approvals in the various geographies are obtained.

On 30 October 2003, Mayne announced the acquisition of two mature oncology drugs (methotrexate sodium [“methotrexate”] and leucovorin calcium [“leucovorin”]) from Xanodyne Pharmacal, Inc. for $US6.6 million which will be sold and distributed in the US market. These drugs add to Mayne’s portfolio of oncology treatments which includes pamidronate and paclitaxel.

Mayne’s product pipeline is weaker in fiscal 2004 than in prior years due to a lack of focus on developing the pipeline in the years prior to Mayne acquiring the Faulding business. This has been exacerbated by the ability of innovator drugs companies to obtain six month paediatric exclusivity on the key molecules carboplatin and fluconazole, which could possibly delay the genericisation of these products to fiscal 2005. The pipeline for 2005 and 2006 is robust with local brand market values for products expected to be launched of $US1.4 billion and $US1.7 billion, respectively.

ii) Branded and Oral Pharmaceuticals

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

Consumer Health Products Industry Overview

The Consumer Health products market is very broad and could include any non-prescription product that is sold to an individual that enhances his or her health. The relevant segment of the market for Mayne is principally the nutraceutical market as the Company divested its dermaceuticals businesses during the current fiscal year.

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

The nutraceuticals market has exhibited strong growth, both internationally and domestically. It is estimated that the percentage of the population using herbal products in the US increased from less than 5% in 1991 to almost 40% in 1998. In 1999, the world market for vitamins and dietary supplements was estimated at approximately A$50 billion. There is a trend for the increased involvement of large multinational companies in the nutraceuticals market. The Australian nutraceuticals market is estimated to be worth approximately A$800 million in annual turnover. Australian demand for nutraceuticals has been positively influenced by the maturing demographic profile of the population, a trend to self-administration of preventative therapies, and the substitution of natural remedies for pharmaceutical medicines.

In April 2003, Mayne’s largest contract manufacturer of nutraceutical products, Pan Pharmaceuticals Limited (“Pan”) had its manufacturing licence revoked by the Therapeutic Goods Administration for inappropriate manufacturing practices. This impacted Mayne’s financial results for the 2003 year, but also

*	The brand Kapanol is owned by GSK

had a broader impact on the Australian nutraceuticals industry. The long-term impact of Pan is not known, however early signs suggest the industry is recovering quicker than many had anticipated. For further information, please refer to Item 5 for the discussion on the Consumer business.

Mayne Consumer Health Products

Mayne is engaged in the development, manufacture, sales and marketing of consumer health products under a number of brand names. During the year, Mayne divested and rationalised the personal wash and suncare businesses (dermaceuticals) that were previously operated by the division. This business is now focused on:

•	nutraceuticals, which includes vitamin, mineral and other health supplements (78% of 2003 sales from continuing operations);

•	over-the-counter (“OTC”) pharmaceuticals (12% of 2003 sales from continuing operations); and

•	contract manufacturing products for other parties (approximately 10% of 2003 sales from continuing operations) however, this is not considered to be a focus for business growth in the future.

Mayne manufactures most of its consumer products and has agreements with external parties to contract manufacture the remainder. Manufacturing facilities are located at Salisbury, South Australia (orals and liquids), and Virginia, Queensland (tablets).

1. Nutraceuticals

During the year, Mayne owned the following nutraceuticals brands:

Bio-OrganicsTM

Natural NutritionTM

Nature’s OwnTM

Natural AlternativeTM

Cenovis®

Golden Glow®

Vitelle®

NutriplanTM

Mayne is a leading participant in the nutraceuticals sector in Australia. Mayne’s portfolio of nutraceutical brands includes leading brands in all major sales channels – grocery, pharmacy, health food stores and direct marketing – including Cenovis® (grocery), Natures Own® (pharmacy) and Golden Glow® (direct marketing). The impact on Mayne from the Pan recall was significant and market share was lost to some of our competitors. The Company is looking to regain the market share it lost as its products return to retail shelves, however, the industry is competitive and market share could be difficult to recover.

2. Dermaceuticals

In March 2003, Mayne sold is personal wash business to Symex Holdings Limited. This included the Country Life®, Pental®, and Natural Selections® brands, and the manufacturing facility located in Shepparton, Victoria. The rationalisation of this business followed a strategic review of the consumer products portfolio and a decision to create a more focused operation around the nutraceutical and OTC product lines. In accordance with this strategic focus, the Company divested its US sunscreens business in the second half.

3. Over-the-Counter Pharmaceuticals

Mayne owns or in-licenses the following over-the-counter pharmaceutical brands:

Betadine®*

Faulding®

Ford Senna®

iii) Health Services

Mayne’s Health Services division is comprised of three operating divisions: Diagnostic Services, Pharmacy Services and Medical Centres.

a) Diagnostic Services

Industry Overview

Diagnostic Services comprises pathology and diagnostic imaging. The Diagnostic Services industry in Australia tends to be mildly seasonal.

Pathology is a specialty of medicine that involves the testing of blood, urine and body tissues to aid in the diagnosis and treatment of disease states. In Australia the pathology market covers both public and private community patients. The public sector is mainly restricted to public hospitals. The private community patients are serviced by private pathology practices, which over the past ten years have become larger and fewer as a result of mergers and acquisitions. The owners of these large practices, of which Mayne is one, are mainly public and private corporations that have successfully merged these smaller practices into larger pathology networks. The provision of pathology services through these networks is by specialist pathologists, scientists and a well-organised logistics division of collection and courier services.

Diagnostic imaging is a branch of medicine which assists in diagnosis and some treatments using a range of high technology imaging models including:

•	diagnostic radiology - general x-rays, fluoroscopy (bariums), DEXA (bone density), mammography, OPG (dentistry);

•	ultrasound;

•	CT scanning;

•	nuclear medicine; and

•	magnetic resonance imaging (MRI).

Diagnostic imaging is principally undertaken by radiologists, who are medical specialists of over ten years training and are Fellows of the Royal Australasian College of Radiologists. Nuclear medicine is undertaken by nuclear medicine physicians. Some other medical specialists also undertake some diagnostic imaging procedures, such as use of ultrasound by obstetricians and use of angiography by cardiologists. The private diagnostic imaging market in Australia had a turnover of more than A$1.6 billion in 2002-03 (A$1.5 billion in 2001 – 2002), which is largely funded by Medicare benefits paid by the Federal Government. Diagnostic imaging also has a significant component of direct patient billing, unlike pathology, which is largely bulk-billed to Medicare. It is estimated that there was at least a further A$500 million (2002 - A$500 million) in diagnostic imaging services in public hospitals during 2002 - 2003 funded through State Government health budgets.

Mayne believes that diagnostic services is an attractive market for a number of reasons. First, revenues come from the government-funded Medicare system, and are not dependent upon the outcome of tenuous negotiations with private health insurers. Secondly, through a new industry funding agreement with

*	Betadine® is a registered trade mark under licence from Mundipharma BV.

the Federal Government, government benefits growth in diagnostic imaging is expected to be in the order of 5% per annum over the next five years. The new agreement includes MRI funding – a service which was not covered by the previous agreement. A new funding agreement for pathology will be negotiated this coming year. Thirdly, the operating model for pathology businesses means large efficient operators can enjoy economies of scale through further acquisition or consolidation.

There has been significant consolidation in the diagnostic services industry over the last several years. Operators are now looking to derive efficiencies and economies from their businesses. Demand for services continues to be stimulated by the movement away from invasive exploratory surgery towards the use of modalities such as MRI and CT scanning for certain diagnoses.

Mayne Diagnostics Services

Mayne provides both pathology and diagnostic imaging services with a presence in Victoria, New South Wales, Queensland, the Northern Territory, and Western Australia.

Mayne’s integrated pathology network is Australia’s second largest. It comprises Dorevitch Pathology in Victoria, Laverty Pathology in New South Wales and the ACT, QML in Queensland and the Northern Territory, and Western Diagnostic Pathology in Western Australia and the Northern Territory. Mayne acquired QML on 30 September 2002 and now has the leading market share in this state.

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

Total pathology episodes increased by 48% in financial year 2003 to 7.56 million (2002 – 5.11 million). Excluding the impact of QML, organic growth in pathology episodes was approximately 6% over the prior year. In this period, strong growth was experienced across each state. Importantly, Mayne’s NSW operation grew market share and improved its operating margins in the second half of the year versus the first half.

The increase in total pathology episodes combined with new laboratories in Victoria and New South Wales has continued to lead to productivity improvements in the underlying business (i.e. excluding the QML business) as measured by episodes per work hour of 1.22 in the first half of calendar 2003 versus 1.15 in the same period last year. QML has lower episodes per workhour which has lowered the overall productivity for the group to 1.12 in the most recent half. EBIT for Mayne’s Pathology business increased 31.5% over the prior year to A$40.0 million.

Following the acquisition of 10 radiology sites from Pacific Healthcare and the acquisition of QDI in fiscal 2003, Mayne’s diagnostic imaging is believed to be Australia’s second largest diagnostic imaging network, operating in public hospitals, private hospitals and stand-alone imaging centres across most Australian states.

Total examinations across the Mayne diagnostic imaging network increased 23.0% in 2002-03 over the prior year to 1.72 million examinations. Organic growth (excluding acquisitions) was approximately 5.3% over the same period. This growth rate exceeded that of the market implying the underlying business gained market share in the last financial year. Total revenue for the business grew 24.8% to $A199.2 million in 2003. Revenues grew more quickly than examinations due to the Mayne’s continuing focus on higher modality procedures which generate higher revenues per examination. EBIT margins were disappointing for the diagnostic imaging business falling from 10.5% in fiscal 2002 to 9.3% in the current year. Whilst acquisitive over the last 18 months, Management attention is now strongly focused on operational and cost management at the site level in 2004.

Mayne’s diagnostic imaging network provides the full range of services performed by some of the country’s foremost imaging specialists and technical and clerical staff. Its broad network enables imaging specialists to share expertise across the group. The group also supports ongoing research to drive advances in diagnostic imaging, primarily in the areas of interventional radiology, MRI and neurology.

b) Pharmacy Services

Industry Overview

In Australia, prescription (often called “ethical” products another term for prescription pharmaceuticals used in the industry.) pharmaceutical products are principally dispensed via the prescription of a physician through a pharmacy or administered in hospitals. The balance of the pharmaceutical market is made up of over-the-counter products that do not require the prescription of a physician. Some over-the-counter products are scheduled, requiring pharmacists to oversee the sale to the consumer. Other over-the-counter consumer health care products are sold on an unrestricted basis through pharmacies, supermarkets and other retail outlets.

The PBS directly subsidises the cost of pharmaceuticals prescribed by physicians and dispensed by independent private sector pharmacists. Approximately 75% of all prescriptions are Government subsidised under the PBS. The remaining 25% of prescriptions are those that cost less than the patient co-payment or are private prescriptions.

General patients pay the cost of dispensed pharmaceuticals up to a maximum of the general patient co-payment, currently A$23.10 per item . Where the dispensed price of a drug is above the general patient co-payment, the patient pays A$23.10 and the Commonwealth Government pays the balance up to the PBS listed price. Concessional patients (people who receive certain pensions, benefits or health care concession cards, or who meet certain other criteria) pay only A$3.70 per item with the Commonwealth Government paying the balance up to the PBS listed price. The price paid for a prescription product represents the sum of:

•	the manufacturer’s price, negotiated between the Government and manufacturer;

•	a margin to cover the wholesale cost (currently 10%, but the Government has announced that the margin is under review);

•	a mark-up by the pharmacist (10% for PBS products up to A$180); and

•	a prescribed pharmacist’s professional fee (payable per script).

The majority of expenditure on the PBS is directed towards those least able to afford the cost of pharmaceuticals. Government expenditure on concessional benefits prescriptions represented around 80% of the total Government cost of PBS prescriptions.

PBS benefit payments grew 10% in the year to 30 June 2003 to approximately $A5.06 billion according to data released by the Health Insurance Commission. However, the Commonwealth introduced a number of measures in its 2002/2003 budget, including increasing the co-payment, as noted above, to reduce the growth rate. Projected future PBS expenditure growth is expected to be around 7% per annum after the impact of these measures.

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

Woolworths Limited, one of Australia’s largest supermarket chains, has announced its intention to enter the retail pharmacy services market by co-locating retail pharmacies in their grocery store premises. The impact of this potential new entrant into the market as well as the entrance of Woolworths competitors, is currently being assessed by Mayne, however it may increase competition in the pharmacy services industry over the short and long term.

The consumer price of most prescription pharmaceuticals is regulated. The manufacturer’s price is determined by negotiation between the Commonwealth Government and pharmaceutical manufacturers through the PBS. The wholesale price for PBS prescription pharmaceuticals paid by the government to the pharmacy is the sum of the agreed manufacturer’s price plus a 10% wholesale margin.

Australian wholesale sales of pharmaceutical products to pharmacies are estimated to be A$5.7 billion per annum (2002 - A$5.4 billion). It is estimated that additional sales of approximately A$750 million per annum (2002 - A$600 million) bypass the wholesalers and are distributed directly by manufacturers to pharmacies.

There are currently approximately 5,000 retail pharmacies operating in Australia, of which approximately 2,000 are members of retail pharmacy banner groups. Membership of a retail banner group provides individual pharmacies with access to an established retail brand with the associated consumer awareness, greater buying power and a range of value-added services, extending from inventory management services to group marketing and promotional activities. In return for these services, banner group member pharmacies pay membership fees. Most of the national banner groups are owned by Mayne, API or Sigma. However, banner group members remain free to purchase supplies from any wholesaler, and purchasing power ultimately rests with the pharmacists.

Pharmacies in Australia are regulated by a range of Commonwealth and State-based legislation, including the State and Territory Pharmacy Acts; Drugs, Poisons and Controlled Substances legislation; and the National Health Act. The State and Territory Pharmacy Acts generally prohibit the ownership of, or any pecuniary interest in, pharmacies by any person other than:

•	a sole trading pharmacist;

•	pharmacists in partnership with other pharmacists to the extent permitted by legislation; and

•	family based companies controlled by a pharmacist.

The State Pharmacy Acts also impose limits on the number of pharmacies that a pharmacist or a pharmacist-controlled body corporate can own.

The Third Pharmacy Guild-Government Agreement was announced in May 2000. The agreement provided for A$5.2 billion in prescription dispensing remuneration to pharmacists and A$416 million for other payments, and is to operate between 1 July 2000 and 30 June 2005. It also eased some restrictions regarding the geographic location and separation of pharmacies and gave a boost to rural pharmacy through financial accomodations to pharmacists in remote areas.

Mayne Pharmacy Services

The Pharmacy business consists of two related businesses:

1. Wholesale distribution services

The Pharmacy business distributes pharmaceuticals and related products to approximately 2,700 pharmacies (of which 545 were members of Mayne’s retail pharmacy banner brands at 31 August 2003). Approximately 20,000 products, including prescription pharmaceuticals and a wide range of over-the-counter medication and health care products, are distributed on an on-demand basis from 17 warehouses throughout Australia. Most capital city distribution centres offer up to two deliveries per day (using both Mayne-owned vehicles and owner-drivers), and delivery usually occurs within four hours of the customer placing an order. On-line ordering systems link customers directly to Mayne’s distribution centres.

In June 2003, the rollout of the core IT platform for the business, Orion, was completed. Covering all warehouses nationally, the system will allow more streamlined and efficient processes for Mayne and its customers.

Distribution Services are also provided to some Australian hospitals by acting as their prime vendor. This involves supplying pharmaceutical products and medical consumables, and improving the management of the hospitals’ internal supply function. Similarly, distribution services are provided to dentists nationally with the provision of dental equipment and consumables. During the 2003 financial year, Mayne was the largest distributor of pharmaceutical products in Australia, with an estimated market share of approximately 36% (including subsidiary IPS – a short line wholesaler) based on IMS industry data.

2. Retail Services (retail branding and management services to pharmacies)

The Pharmacy business assists pharmacies to offer better professional and retail services by providing retail brands, private label products, back office support, technology and distribution services. Mayne currently has five retail pharmacy groups, with memberships as at 31 Aug 2003 as follows:

Mayne Pharmacy Banner Group

Brand name	Members
Chem mart®	209
Healthsense®	75
Terry White Chemists®	108
The Medicine Shoppe®*	11
Synergy™ (unbranded)	142

Each retail pharmacy brand is targeted at a different market segment. In addition, Synergy Operating Systems™ provides unbranded business support services to 142 pharmacies.

Mayne also provides financial assistance to pharmacists seeking to acquire or expand pharmacies. Through the pharmacy finance guarantee scheme, Mayne provides guarantees of pharmacists’ borrowings from a number of banks. To manage its exposure under these guarantees, Mayne has entered into arrangements that have the effect of limiting the banks’ recourse to Mayne under the guarantees. The majority of guaranteed loans are now subject to a 10% recourse limit. Pursuant to this limit, Mayne’s total guarantee liability is limited to 10% of the total guarantees outstanding in relation to the specified guaranteed loans. A small number of guaranteed loans (with total value of only A$4.8 million) are subject to a 25% recourse limit, and Mayne has a 100% exposure in relation to guaranteed loans totalling A$1.0 million.

In total, there were 1,510 individual loan facilities as at 30 June 2003. The table below summarises the guarantees by level of recourse as at 30 June 2003:

Mayne Pharmacy Guarantees (A$million)
Recourse	Limit	Utilisation	Contingent Liability
10%	1,050	777	78
25%	100	5	1
100%	1	1	1
Total	1,151	783	80

*	The Medicine Shoppe® is a registered trademark of Medicine Shoppe International used under licence.

Mayne’s total guarantee exposure (disclosed as a contingent liability in its financial statements) is approximately A$80 million (2002 – A$82 million). This represents the maximum amount that Mayne could lose under the guarantees currently provided.

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

In October 2003, Mayne announced that it was in discussions with a number of parties regarding the potential sale of its pharmacy services business. Mayne has no financial or operational necessity to enter into any sale arrangements for any of its divisions, however these discussions will allow Mayne to determine if a sale of the pharmacy services business will benefit shareholders.

c) Medical Centres

Mayne Medical Centres

Mayne operates 53 medical centres across Australia, with 16 in New South Wales, 11 in Victoria, 9 in Queensland, 16 in Western Australia and 1 in the Australian Capital Territory.

These medical centres consist of stand-alone medical practices that are serviced by General Practitioners (“GPs”). Although Mayne has operated medical centres since 1995 and it acquired a significant number of practices in 2001 and 2002. The basis for the acquisition of a medical practice is a function of its strategic location in terms of Mayne’s other health facilities, and its quality of earnings, custom and price. Typically, the GPs involved in the practice continue to run the clinical aspects of the business and enter a revenue sharing arrangement with Mayne.

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

iv) Hospitals

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

Australian private health insurance funds experienced a decline in membership during the 1990s,

principally because of an increase in premium rates and the existence of the Australian public health care system as a free alternative. In addition, the trend has been for younger, healthier patients to disproportionately discontinue their private health insurance membership, which has had an unfavourable impact on the private health funds’ claims experience (dollars of claims paid out as a percentage of premiums collected). Collectively, these two factors have negatively impacted the financial performance of the private health insurers, which has constrained their ability to increase the rate of funding provided to private hospital operators. In addition, a growing number of private health insurers have taken a more risk averse approach to compensating private hospital operators through the implementation of a regime of case payments known as episodic funding. Under episodic funding, a private hospital operator is paid a predetermined amount for a complete episode of hospital care, irrespective of the length of stay of a patient within the hospital. This compares with a per diem environment which compensates hospitals for each day a patient occupies a bed. Episodic funding results in the private hospital operator incurring the risk or benefit associated with an increased or decreased length of stay over which the episodic payment was derived.

In December 1998, private health insurance membership had dropped to an historic low of 30.1% of the population compared with up to 50% in the 1980s. The current Federal Government recognised that a prosperous private sector can complement and, in some cases, ease the pressure on the public health system and introduced a series of initiatives in an attempt to increase private health insurance membership. Since January 1999, the Federal Government has introduced a rebate on health fund premiums, effectively reducing the cost by 30%, increased the Medicare levy by 1% for individuals with annual incomes of greater than A$50,000 who do not have private health insurance and introduced a new approach to health insurance, Lifetime Health Cover, as of 1 July 2000. Lifetime Health Cover is designed to encourage people to join a health fund early in life and maintain their membership. People who take out health insurance by the time they are aged 30 and maintain their membership will pay lower premiums throughout their lifetime, relative to people who delay joining. As a result, health fund membership increased to 43% of the Australian population at 1 July 2000 and has remained relatively stable around this level since that time. The health insurance industry experienced a combined loss of approximately $A60 million in the year to 30 June 2002. A significant portion of this loss was attributable to the decline in returns on the health funds investment income. This has generated price tension with the health funds in 2003. In addition, there have been extraordinary industry-wide cost pressures faced by the private hospital industry in the last 12 months. Price negotiations with the health funds are proving to be difficult and may not cover the extraordinary cost pressures borne by the industry in 2003 which will continue into future years.

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

Mayne Hospitals

In July 2003, the Company announced it was approached by interested parties and was in discussion with these parties regarding the potential sale of its hospitals division. On 21 October 2003, Mayne announced it had entered into an agreement with a consortium of buyers to sell the hospitals business for net proceeds before transaction costs of A$813 million. Completion with respect to 41 of the 53 hospitals is expected to occur at or around 30 November 2003. The remaining hospitals will transfer to the acquirers upon the receipt of the requisite regulatory approvals. After transaction costs, the net proceeds are expected to be in the order of A$789 million, the hospital business’ net asset value at 30 June 2003.

a) Australian Hospitals

Mayne’s hospitals offer all medical, surgical and other services commonly available in private acute care hospitals. Such services range from operating and recovery rooms, diagnostic imaging facilities, intensive care and coronary care facilities, to pharmacy services. In 2002 - 2003 Mayne admitted more than 532,000 patients into these facilities.

Medical, surgical and psychiatric hospital operations are subject to certain seasonal fluctuations. These primarily include decreases in patient occupancies during holidays and summer vacation periods (first half of the calendar year) and increases in the winter months (second half of the calendar year).

In the second half of fiscal 2002, Mayne’s hospitals business suffered very poor operating performance following management’s decision to centralising many of the functions which had previously been managed at the hospital site level. This alienated many doctors who decided to refer procedures to non-Mayne hospitals. In turn, this reduced occupancy levels and significantly impacted the profitability of Mayne’s hospitals business due to its high fixed cost base.

As reported in last year’s annual report, Mayne implemented a turnaround strategy in late fiscal 2002 which included the following action items:

•	the appointment as Group General Manager Hospitals of a hospitals manager with more than 25 years experience;

•	an increase in the number of local hospital directors by 10 to 38 and re-establishment of local authority limits and accountability;

•	the redeployment and appointment of business analysts and business development managers at the local site level;

•	comprehensive consultation with medical professionals and relevant professional groups;

•	the establishment of a new executive management team for hospitals, with five new appointments to the eight-member team. Each new appointee has on average more than 20 years hospital industry experience, and includes individuals recruited from both within and outside the business;

•	the introduction of coaching teams, consisting of experienced operators, to assist managers with local accountabilities and labour management;

•	the development of a new monthly key performance indicator (“KPI”) pack, in addition to the daily labour KPI reports, ensuring accountability at the local level for a wide range of management tasks versus a previous focus on accountability for achievement of financial measures;

•	consolidation of functional areas such as sales and marketing within hospitals, as resources have been redeployed to the local level;

•	a 50% reduction in hospitals’ corporate staff as a result of redeployment and consolidation of functional areas;

•	an agreement with Australia’s largest nursing agency to ensure access to casual nursing labour at reasonable rates;

•	an ongoing focus on nurse career development and training;

•	commencement of discussions with suppliers to improve funding arrangements and administrative processes;

•	a focus on supplies ordering and management at site level, in consultation with doctors and clinical staff; and

•	ongoing participation in industry discussions regarding the current medical insurance cost increases impacting the industry.

The improvement in the hospital group’s earnings performance since the second half of fiscal 2002 is significant. Occupancy levels across Mayne’s hospital network stabilised in 2003 at approximately 76% (excluding the seven hospitals divested). Improved occupancy over the first half of fiscal 2003 was due to efforts by the Mayne’s hospital management team to improve relationships with doctors following dissatisfaction with the manner in which certain centralisation and management initiatives were implemented over 2000 and 2001. This improved relationship is supported by the fact that the top 100 doctors that refer business to Mayne improved their overall revenues by 18% over the prior year. Management continued its focus on higher acuity services and in so doing increased its net revenue per admission 7.8% in the second half of fiscal 2003 over the prior corresponding period. Mayne’s hospital business was also able to reduce the average length of stay following additional focus in a case payment environment. Finally in an industry environment of increasing nursing costs, Mayne’s agency nursing strategy was able to reduce agency costs to 7.2% of total labour costs in the second half of 2003 from 8.6% in the prior corresponding period. The overall impact of the turnaround is evident by the improvement in EBIT from $7.3 million in the second half of fiscal 2002 to $29.3 million in the corresponding period this year.

Mayne’s hospital portfolio in Australia consists of 50 hospitals of which 18 are located in New South Wales, 16 are in Victoria, 12 are in Queensland, and four are in Western Australia. Three of these hospitals are operated by Mayne under management contracts with State Governments for the provision of public hospital services. As part of the business’ turnaround strategy in 2003, Mayne entered into an agreement with Healthscope Limited, a competing Australian hospital operator, to sell six of its underperforming hospitals for approximately $27.5 million. In addition, Mayne agreed to sell Sunbury Private Hospital to Primelife Corporation.

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

In Indonesia, Mayne operates three hospitals: a 280 bed private hospital in Jakarta which commenced operation in 1996 - 1997; a 159 bed hospital in Jakarta opened late 1998; and a 158 bed hospital in Surabaya opened in early 1998. The Indonesian hospitals continue to generate good returns for the hospital group.

Subsequent to year-end, Mayne divested its equity interest and terminated its management contract for the operation of a 45-bed hospital facility in Suva, Fiji. The proceeds on sale were immaterial to Mayne.

II. LOGISTICS SERVICES

The Company’s logistics services included the provision of contract logistics and time sensitive express, and cash logistics. Contract logistics services were provided in Australia and South-East Asia, time sensitive express in Australia and Canada and cash logistics in Australia. In November 2002, the Company agreed to sell the logistics business to Linfox, DHL, and Toll for a combined enterprise (ungeared) value of A$456 million. In February 2003, Mayne completed the sale of these businesses to the acquirers. During the year, the Logistics businesses contributed $A666.2 million to revenue and $A3.5 million to Reported EBIT. Further detail on these businesses is available in prior annual reports.

C. ORGANISATION STRUCTURE

The Company is organised into a series of discrete business units. Support services functions including information technology, finance, human resources and corporate services have largely been devolved back to the respective business units. A Group General Manager is responsible for each business unit, the Chief Financial Officer is responsible for all finance, planning, and corporate services. The newly created role of Chief Development Officer is responsible for the strategic planning and development of the Group. The Chief Information Officer and Group General Manager Personnel are responsible for all information technology and human resources activities respectively in the Company. They all report directly to the Group Managing Director and Chief Executive Officer, who in turn reports to the Board of Directors.

In August 2003, given the increasing importance of the pharmaceuticals division as a contributor to the Group’s earnings, the geographic heads of the EMEA, Americas and Asia-Pacific pharmaceuticals operations report to the Group Managing Director and Chief Executive Officer. The new organisational structure is set out in the diagram below.

[GRAPHIC APPEARS HERE]

The three group business units are Hospitals, Health Services, and Pharmaceuticals. Within each business unit separate operating units are headed by a General Manager reporting to the Group General Manager of that business unit.

A list of the Company’s subsidiaries can be found in Note 31 to the financials.

D. DESCRIPTION OF PROPERTY

The Company operates through separate operating entities in eight markets, including Australia, several countries in Asia, Europe and the Americas. Except for freestanding private hospitals (which are subject to the hospital business divestment noted previously), which are predominantly owned, the Company operates mainly from leasehold sites and is not completely dependent on any one facility. Other than the potential redesign and relocation of QML’s pathology laboratory in Queensland and the potential expansion of the Mulgrave pharmaceutical manufacturing facility in Victoria, the Company is of the opinion that its site facilities are suitable and adequate for its existing and anticipated needs. The following details major properties occupied by the Company including use, size, location and utilisation.

Australian Properties

Property Use	Area (M2)	Property Status	Occupancy	State
Administration	120	Leased	100%	NSW
Administration	3,242	Leased	100%	QLD
Administration	558	Leased	100%	SA
Administration	22,583	Leased	80%	VIC
Administration	77	Leased	100%	WA
Administration	40	Leased	100%	NT

Diagnostic Imaging	5,847	Leased	97%	NSW
Diagnostic Imaging	706	Owned	100%	QLD
Diagnostic Imaging	10,511	Leased	100%	QLD
Diagnostic Imaging	6,684	Leased	95%	VIC

Hospitals	93,976	Owned	100%	NSW
Hospitals	27,072	Leased	100%	NSW
Hospitals	93,785	Owned	100%	QLD
Hospitals	22,042	Leased	100%	QLD
Hospitals	78,908	Owned	100%	VIC
Hospitals	5,961	Leased	100%	VIC
Hospitals	22,964	Owned	100%	WA
Hospitals	35,085	Leased	100%	WA

Manufacturing	3,293	Leased	100%	QLD
Manufacturing	11,493	Owned	100%	QLD
Manufacturing	20,004	Owned	100%	SA
Manufacturing	18,045	Owned	100%	VIC

Medical Centres	206	Leased	100%	ACT
Medical Centres	5,879	Leased	100%	NSW
Medical Centres	2,665	Leased	90%	QLD
Medical Centres	2,683	Leased	85%	VIC
Medical Centres	3,695	Leased	100%	WA

Pathology Laboratory/Collection Centre	642	Leased	100%	ACT
Pathology Laboratory/Collection Centre	20,548	Leased	100%	NSW
Pathology Laboratory/Collection Centre	816	Leased	100%	NT
Pathology Laboratory/Collection Centre	22,811	Leased	100%	QLD
Pathology Laboratory/Collection Centre	774	Owned	100%	QLD
Pathology Laboratory/Collection Centre	15,903	Leased	100%	VIC
Pathology Laboratory/Collection Centre	4,966	Leased	100%	WA

Retail	1,172	Leased	100%	NSW
Retail	2,718	Leased	100%	QLD
Retail	2,149	Leased	100%	VIC

Storage	2,734	Leased	100%	NSW
Storage	1,251	Leased	100%	TAS
Storage	860	Leased	100%	VIC

Warehouse	24,140	Leased	100%	NSW
Warehouse	407	Leased	100%	NT
Warehouse	13,849	Leased	100%	QLD
Warehouse	20,432	Owned	80%	SA
Warehouse	3,850	Leased	100%	TAS
Warehouse	11,311	Owned	100%	VIC
Warehouse	13,120	Leased	100%	VIC
Warehouse	14,234	Owned	75%	WA

EMEA Properties

Property Use	Area (M2)	Property Status	Occupancy	Country
Offices	182	Leased	100%	BELGIUM
Offices	90	Leased	100%	FRANCE
Offices	315	Leased	100%	GERMANY
Offices	159	Leased	100%	IRELAND
Offices	180	Leased	100%	ITALY
Offices	353	Leased	100%	DUBAI
Offices	50	Leased	100%	MOROCCO
Offices	400	Leased	100%	PORTUGAL
Offices	240	Leased		SPAIN
Offices	467	Leased	100%	SWEDEN
Offices	29	Leased	100%	DENMARK
Offices		Leased	100%	NORWAY
Offices	1,366	Leased	100%	UK
Offices	557	Leased	100%	UK

Warehouse	929	Leased	100%	UK
Warehouse	155	Leased	100%	IRELAND

Americas Properties

Property Use	Area (sq. ft.)	Property Status	Occupancy	Country
Administration	21,536	Leased	100%	USA
Administration	10,145	Leased	100%	Puerto Rico
Administration	930	Leased	100%	Canada
Administration	695	Leased	100%	Brazil
Administration	70	Leased	100%	Mexico

Manufacturing	16,971	Leased	100%	Puerto Rico
Manufacturing (Filling)	18,108	Leased	100%	Puerto Rico
Manufacturing (Packing)	18,108	Leased	100%	Puerto Rico

Warehouse	8,922	Leased	100%	Puerto Rico
Warehouse	2,352	Owned	100%	Puerto Rico
Warehouse	10,000	Leased	100%	USA
Warehouse	8,150	Leased	100%	Puerto Rico
Warehouse	664	Leased	100%	Canada
Warehouse	115	Leased	100%	Brazil

Note: Occupancy is based on site occupancy (not bed occupancy or operational occupancy measures).

Environmental Issues

The Company is not aware of any significant environmental issues associated with or as a consequence of the operation of any of its businesses.

ITEM 5- OPERATING AND FINANCIAL REVIEW AND PROSPECT

ITEM 5A – Operating Results

Having sold its logistics operations in the 2003 financial year, the Company now operates exclusively in the health care sector in three different geographical markets (Australia, including the Pacific Region, Europe, the Middle East and Africa [EMEA], and the Americas). Mayne’s businesses are operated through three independent divisions: pharmaceuticals (the manufacture of injectable and oral pharmaceuticals for distribution to more than 50 countries, and consumer health products), health services (pathology, diagnostic imaging, medical centres, pharmacy services), and hospitals. Due to the international expansion of the pharmaceuticals division, Mayne’s earnings are increasingly being sourced from overseas and are subject to exchange rate fluctuations. See the tables set forth in “Item 4 – Information On The Company - Segment Information” for the contributions of each industry and geographic segment to the Company’s consolidated sales revenue and operating profit before interest and tax (“EBIT”) for the last three fiscal years.

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

Overview

The following table reconciles the Company’s Group Normalised Net Profit After Tax (“NPAT”) to its EBIT. The use of Normalised NPAT and Normalised EPS as a performance measurement tool by management is widely accepted within the company and is used extensively in internal management reports. Management believes that Normalised NPAT and Normalised EPS provides them with a greater level of insight into the performance of the business after removing the affects of amortisation and significant one off items.

Reconciliation of EBIT to NPAT and Normalised NPAT and EPS for the Group

The following is a table that reconciles GAAP financial measures to Non GAAP financial measures.

	2002-03	2001-02	2000-01
EBIT (1)	176.5	249.7	211.2
Interest Expense (1)	(33.1)	(19.6)	(42.4)
Profit/(Loss) from ordinary activities (1)	143.4	230.1	168.8
Income tax (expense)/benefit (pre significant items) (2)	(82.9)	(76.2)	(58.5)
Net Profit/(loss)	60.5	153.9	110.3
Net (profit)/loss attributable to outside equity interests	(3.6)	(3.6)	(3.9)
NPAT before significant items	56.9	150.3	106.4

Significant Items - Pre tax (1)	(534.9)	(22.3)	72.0
Income tax (expense)/benefit on significant items (2)	21.9	45.6	(16.8)
Significant Items After Tax	(513.0)	23.3	55.2
Net Profit After Significant Items (3)	(456.1)	173.6	161.6

Normalised NPAT
Reported Net Profit After Tax	(456.1)	173.6	161.6
Significant Items After Tax	513.0	(23.3)	(55.2)
Intangibles amortisation	89.7	68.1	26.5
Normalised NPAT	146.6	218.4	132.9

Weighted average shares outstanding (4)	799.8	707.9	397.9
Reported EPS (cents)	(57.0)	24.5	40.6
Normalised EPS	18.3	30.8	33.4

(1)	As reported in the Segment Note, note 25 of the Australian GAAP Financial Statements
(2)	Income tax on Profit Before Significant items plus Income tax on significant items equals Income Tax as reported in the AGAAP Statement of Financial Performance for 2001-02
(3)	As reported in the AGAAP Statement of Financial Performance for 2002-03, 2001-02, and 2000-01 respectively
(4)	As reported in the Note 6 of the AGAAP Statement of Financial Performance for 2002-03, 2001-02, and 2000-01 respectively

Mayne is a company undergoing radical change as we execute our strategy to focus on those segments of health care which can provide attractive returns to shareholders and in which Mayne has expertise and can build a strong competitive position. To achieve this we are improving the performance of our existing businesses, divesting those businesses which do not fit our criteria, and acquiring businesses and products which will grow shareholder value.

The divestment of non-core or non-performing assets at appropriate prices is an important part of developing a successful health care company. The most significant divestment during the financial year was the sale of the logistics business, completed in February 2003. The net gain on sale of logistics was A$18.8 million before tax. In health care, seven cashflow negative hospitals were sold and in consumer products we sold the international sunscreen business and the Shepparton soap factory. A A$14.2 million provision (before tax) was booked for the restructuring and sale of the discontinued consumer business. The total value realised from divestments during the year was A$496 million.

The financial result has a number of significant items, which contain some non-cash write-downs as a result of changing to business valuations based on a discounted cashflow methodology. Therefore, the value of the hospitals business has been reduced by A$341.2 million and the pharmacy services business by A$80 million. These write-downs reflect the fact that we did not believe these businesses could sustain the long-term carrying value attributed to them under the previous valuation method.

A review of our tax assets, some of which were originally recognised as part of the Faulding acquisition, are no longer deemed recoverable, hence we are incurring a A$30 million writedown. The Pan Pharmaceuticals recall also resulted in significant costs and lost sales. A pre-tax provision of A$48.60 million was recorded for the costs associated with the Pan recall. Legal action is being taken to try a recover the losses sustained. Ultimately these significant items led to a reported net loss after tax of A$456 million for the full year. Please refer to Note 4 in the Australian GAAP Financial Statements for further disclosure of items included in the profit and loss before tax.

The Board is extremely disappointed with this result. However the carrying values of the business are now more accurately represented and the underlying performance is sound. This is reflected in a reported profit, before significant items, of A$56.8 million for the year. Similarly normalised earnings per share (reported net profit per share before significant items and goodwill amortisation) was A18.3 cents, down from A30.8 cents in the prior year. Reported EPS was negative A57.0 cents in 2003 down from A24.5 cents in 2002.

Investment in our higher return businesses will provide the platform for growing future shareholder value. Management has been actively pursuing strategies to expand our international pharmaceuticals business. During the year we acquired products including propofol and fluconazole, while continuing our own development initiatives with products such as ondansetron. In August 2003, Mayne announced the acquisition of the NaPro Biotherapeutics, Inc. worldwide paclitaxel business as well as Abbott Laboratories rights to market and distribute paclitaxel in the United States. The paclitaxel transactions bring a second leading drug to Mayne’s oncology portfolio in the US and Canada beside pamidronate. The pharmaceutical sector, and in particular generic injectable pharmaceuticals, is seen to be the primary driver of growth for Mayne and further acquisitions to build on our strong international position are being explored.

In fiscal 2004, through internal development, acquisition, in-licensing and geographic expansion, Mayne expects to receive 24 approvals globally with a local branded market value of approximately $US 652 million. This pipeline weakness improves significantly in the 2005 and 2006 financial years as 107 new products approvals are expected with an aggregate branded market value of approximately $US1.4 billion and $US1.7 billion, respectively.

In our diagnostic imaging and pathology divisions, the integration of major acquisitions made during the year have been achieved smoothly and laid the groundwork for further organic expansion. The acquisition of Queensland Medical Laboratories (“QML”), the state’s premier pathology services provider (holding approximately 50% market share), accounted for much of the increase in national market share. In New South Wales, Mayne Health Laverty Pathology has seen a continuing turnaround in the past 18 months maintaining its consistent growth and attracting a higher proportion of patients than the general market. Key developments in diagnostic imaging were the acquisitions of Brisbane-based Queensland Diagnostic Imaging (“QDI”) and assets of Pacific Healthcare in New South Wales. QDI brought 36 sites with 10 sites added via the Pacific Healthcare transaction. Both acquisitions complemented Mayne’s drive towards higher modality services. In both pathology and diagnostic imaging we have made investments to attract and retain our specialists. This has proved successful and will be maintained in the future.

The consumer products business has been redefined to concentrate on the health supplements business. During the year its business was severely impacted by the Pan Pharmaceuticals product recall, but the early indications are that it has recovered well. Mayne has been gradually transferring most of the production formerly outsourced to Pan to its manufacturing plan in Virginia, Queensland, with the balance of its requirements coming from overseas.

Pharmacy services continued to perform well given the highly competitive nature of the Australian market, and pathology outperformed market growth levels for the year. Diagnostic imaging added a number of good acquisitions that have helped grow revenue by 24.8% year over year. However the earnings result was disappointing with EBIT only increasing 10.8%. Management is attempting to address the poor earnings result by focusing on cost management at the site level and reducing corporate development activity in 2004.

The turnaround in hospitals is progressing and has resulted from a sound management discipline that has been implemented across the hospitals group. Importantly the national and local management teams restored relationships and cost controls to enable the steady improvement in financial performance, despite industry-wide cost pressures.

In July 2003, we advised the Australian Stock Exchange that a number of approaches had been made to the Company regarding possible sale opportunities of its hospitals business. On 21 October 2003, Mayne advised that it had entered into an agreement to sell the hospitals business for approximately A$813 million before transaction-related costs.

Since the Company’s share buyback was announced in August 2002, Mayne purchased 55.8 million shares, as at the end of September. Mayne expects the buyback to continue up to the 75 million shares limit, estimated at the annual results in 2002. The Board will continue to consider a range of options for returning any surplus funds to shareholders, which may include an extension of the buyback or an off-market buyback of the shares.

Despite the reported significant items, the past year has seen Mayne move to a firmer financial and strategic position.

Results of Operations – 2002-03 Compared with 2001-02

Critical Accounting Policies

The policies discussed below are considered by management to be critical to an understanding of Mayne’s financial statements because their application places the most significant demands on management’s judgement, with financial reporting results relying on estimation about the effect of matters that are inherently uncertain. Specific risks for these critical accounting areas are described in the following paragraphs, however primarily relate to the judgement exercised by management when assessing the carrying value of assets and the appropriateness of recognising provisions. For all of these policies, management cautions that future events rarely develop exactly as forecast, and the best estimates routinely require adjustment. Please note that the primary reason for the significant movement in the balances discussed below is due to the divestment of the logistics business and the acquisition of the diagnostic businesses during the 2003 fiscal year.

Trade receivables- assessment of carrying value

Trading terms offered for trade receivables are generally 30 days. Management monitors the level and aging of trade receivables and establishes specific provisions for delinquent debtors. In addition, the Company maintains a general provision for doubtful debts based on historical levels of bad debts to reflect the impact of debts which, whilst not yet identified, may not be collectable. The company exercises its judgement in establishing the general provision. Total trade debtors is A$687.0 million and A$789.7 million 30 June 2003 and 2002 respectively. The total provision for doubtful debts as at 30 June 2003 and 2002 is A$36.6 million and A$30.2 million, respectively.

Inventories – assessment of carrying value

Inventories are carried at the lower of cost and net realisable value. Company policy dictates levels of stock turnover which determine when a particular inventory item must be assessed to ensure it is not carried in excess of its net realisable value. When assessing the net realisable value of inventory, the company takes into consideration factors such as historical inventory turn over rates, product expiry dates and anticipated sales. The carrying value of inventory as at 30 June 2003 and 2002 is A$381.6 million and A$402.8 million respectively.

Non-current assets – assessment of carrying value

The Company chooses to own the majority of core assets, such as hospital properties. Buildings and plant and equipment are amortised over their estimated useful lives as determined by the Company. As at 30 June 2003 and 2002, total property, plant, and equipment was A$1,074 million and A$1,451 million respectively. Fair values for all non current assets, both tangible and intangible, at balance date were assessed by reference to the discounted cash flows attributable to the relevant cash generating unit. A discounted cash flows methodology was not used in the prior period. During the current financial year freehold land and buildings were written down by $144.9 million based on expected discounted cash flows.

As a result of acquisitions and the nature of operations undertaken by the Company, the Company has recognised a number of intangible assets, including brand names and licences and goodwill.

Brand names and licences are not amortised unless the end of the economic life of the brand name or licence can be foreseen and is limited by technical, commercial or legal factors. As at 30 June 2003 brand names and licenses at cost were A$99.3 million and A$264.7 million respectively (2002: A$108.5 million and A$142.0 million).

Goodwill is systematically amortised over the period, not exceeding 20 years, in which the benefits are expected to arise. As at 30 June 2003 and 2002, total goodwill was A$ 1,400 million and A$1,457 million respectively. During the year goodwill was written down by $125.1 million relating to Hospitals and by $80.0 million relating to Pharmacy businesses, to reflect their estimated recoverable amounts.

The carrying value of all non-current assets has been assessed by the Company to ensure that the carrying value is appropriate and that these assets have not become impaired during the period.

Deferred tax assets

Future income tax benefits are not brought to account as deferred tax assets unless realisation of those assets is assured beyond reasonable doubt. Future income tax benefits relating to entities with tax losses are only brought to account when their realisation is virtually certain. As at 30 June 2003 and 2002, net operating and capital losses carried forward were A$82.4 million and A$89.1 million respectively. The Company has undertaken an assessment of the recoverability of these assets, taking into consideration anticipated future performance and/or transactions, and having written off deferred tax assets with a value of A$30 million as at 30 June 2003, considers that the carrying value is appropriate.

Workers’ compensation provisions

The Company chooses to self-insure for workers’ compensation claims liabilities where this is possible under the relevant Australian legislation. The Company establishes provision balances based on assessments of the exposure on a claim by claim basis, as established by the relevant employee at each operational site. These estimates are then reviewed by the Company’s centralised workers compensation department to ensure that they are appropriate. The provision balance recognised in the financial report is that assessed by an independent actuary based on the records maintained by the Company. Included in other creditors is a liability for self insured workers’ compensation for the following Australian states:

• New South Wales	A$25.5 million (June 2002 A$13.9 million);

• Victoria	A$9.1 million (June 2002 A$6.2 million);

• Queensland	A$4.1 million (June 2002 A A$4.0 million);

• Western Australia	A$1.5 million (June 2002 A$0.9 million);

• South Australia	A$1.3 million (June 2002 A$0.0 million).

Medical Malpractice Claims Provisions

The Company establishes provisions for the uninsured elements of claims made in relation to medical malpractice claims largely in relation to its hospital division. All individually significant claims are assessed by expert third parties and the provision recognised in the financial report is valued by an independent actuary based on records maintained by the Company. The balance as at 30 June 2002-03 was A$10.6m. There was no provision established for 2001-02 and 2000-01.

Consolidated

Reported revenue from Mayne’s continuing businesses (see Note 25 in the Australian GAAP – “AGAAP”- Financial Statements) rose 21.1% to A$4,479 million from A$3,700 million in 2002. The significant increase over prior years is primarily due to the full year impact of the Faulding business which was acquired on 1 October 2001. In addition, the underlying business (excluding acquisitions) has generated organic growth and the acquisitions of QML, Pacific Healthcare and QDI have positively contributed to growth in the continuing business in the year. Total reported revenues for Mayne increased to A$5,195 million from A$4,992 million one year earlier.

As discussed above, Mayne uses profit before tax and significant items (“EBIT”) as an important performance measure because it allows the assessment of a business’ operating performance before the allocation of interest and tax (please refer to Note 25 of the AGAAP Financial Statement for the following discussion). The group’s consolidated EBIT was 29% below the 2002 result and 17% below EBIT reported in 2001. The decline in EBIT is primarily the result of reduced contributions from the discontinued businesses in 2003. Logistics contributed A$3.5 million in EBIT in 2003 compared to A$70.4 million and A$72.6 million in FY01 and FY02, respectively. The decline in EBIT contribution from the discontinued businesses was partially offset by continued growth in the pharmaceuticals and diagnostics businesses. Importantly, Mayne’s EBIT from continuing businesses was A$187.3 million in 2003, an increase of 8.4% over FY02 driven by the full year impact of the Faulding acquisition and continued performance of the Group’s core healthcare operations.

Reported NPAT, which includes significant items and discontinued businesses, was negative A$456.1 million for the current year. This disappointing outcome is largely the result of asset write-downs caused by a change to the use of discounted cashflow methodology for calculating the net recoverable amounts of non current assets at 30 June 2003. Previously the cash flow streams from Mayne’s businesses were not discounted when calculating the asset valuation. The decline in reported NPAT primarily relates to the following significant items:

•	A A$341.2 million write-down related to the hospitals business to bring their values in line with their net recoverable amounts calculated using a new discounted cash flow methodology. Included in this amount is a A$19.8 million loss on sale of the divested hospitals to Healthscope and Primelife Corporation;

•	An A$80 million after tax write-down of Pharmacy Services goodwill to its net recoverable amounts;

•	A A$34.2 million after-tax provision in the Consumer Business related to costs incurred as a result of the Pan recall together with an additional A$9.6 million provision related to streamlining the Consumer Products division, and selling the international sunscreen and personal wash businesses;

•	A A$30 million write-down of deferred tax assets whose recovery, based on management’s current recovery of which is not considered probable, and

•	An after-tax write-down of A$24.4 million relating to group IT assets originally capitalised as well as after-tax devolution costs of A$9.0 million associated with the return to a more decentralised group structure.

Normalised EPS (refer above for the Reconciliation of EBIT to Reported NPAT and Normalised ENPAT and EPS above) which excludes significant items and amortisation expense was 18.3 cents per share versus 30.9 cents in the prior year. Reported earnings per share (EPS), which includes significant items and discontinued businesses was negative 57.0 cents per share in 2003 versus 24.5 cents in 2002.

Mayne Pharmaceuticals

Pharmaceuticals

Pharmaceuticals reported revenue increased 38.3% to A$460.2 million for the 12-month period to June 2003 over the nine-month period from Mayne’s acquisition of the business to 30 June 2002. The majority of the growth is due to the operation of the business for a full year in fiscal 2003 versus nine months in the prior year. Despite unfavourable currency movements in comparison to the prior year, the pharmaceutical business continued to generate organic growth.

Reconciliation of Pharmaceuticals GAAP and non-GAAP Financial Measures for 2002-03 and 2001-02

$A in millions except ratios
	2002-03	2001-02 (4)
Sales (1)	460.2	332.8
Earnings before interest & tax (2)	59.0	44.2
Amortisation	37.8	25.5
Depreciation	13.5	9.1
Total Depreciation & Amortisation (3)	51.3	34.6

EBITA (EBIT + Amortisation)	96.8	69.7
EBITDA (EBITA + Depreciation)	110.3	78.9
EBITA Margin (EBITA /Sales)	21.0%	21.0%

(1)	Sales as reported in the Segment Note, note 25 of the Australian GAAP Financial Statements,
(2)	Earnings before interest, tax & significant items as reported in the Segment Note, note 25 of the Australian GAAP Financial Statements, note 25
(3)	Total depreciation and amortisation as reported in the Segment Note, note 25 of the Australian GAAP Financial Statements, note 25
(4)	Pharmaceuticals results include the period of operation from the date of acquisition of Faulding, 1st October 2001 to 30 June 2002.

The use of EBITA as a measurement tool by management is widely accepted within the company and is used extensively in internal management reports. Management believes that EBITA and EBITA Margin provides them with a greater level of insight into the performance of the business after removing the affects of goodwill amortisation. Moreover, it provides management with a degree of comparability between business units that have differing levels of goodwill attributable to them.

In 2003, reported EBIT increased 33.2% to A$59 million, while margins have been steady. A significant portion of the EBIT growth was due to the full year contribution of the business in 2003 versus nine months in fiscal 2002. EBITA margins (please refer above) remained very strong at 21% in the second half despite a stronger Australian currency, some price attrition in major products, industrial action at the Mulgrave plant and no significant new product launches. The success of pamidronate, a leading oncology drug, helped boost revenues and margins for the pharmaceutical division in 2003.

Europe

A key feature of the year under review was that for the first time Mayne generated more revenue in continental Europe than in the UK, the latter of which has historically been the stronger market. This achievement highlights the potential offered by developing the European market which also saw EBIT growth of 37%. A large portion of this growth is again due to the full year contribution of the business to Mayne’s reported results in 2003 versus nine months in fiscal 2002.

The vital element in the growth of the region has been the shift to a pan-European business, giving Mayne a greater presence in the strategic pharmaceutical markets in France, Germany, Italy, Spain and the Nordic countries. The launch of pamidronate, used to support certain chemotherapy programs, has underpinned the European performance in 2003 and has been used as a beachhead to gain further market penetration with the broader range of Mayne’s products.

Americas

In the USA Mayne has continued to strengthen its relationships with key hospital and oncology purchasing organisations. This was greatly assisted by the launch of pamidronate in April 2002, lifting Mayne’s credibility in a highly competitive market. The USA business has been able to continue to grow its market share for pamidronate, introduce new products such as hydromorphone and, leverage older, more established products to its customer base.

Canada was a leading contributor to Mayne’s global pharmaceuticals business during the year and has become the second largest generic supplier to Canadian hospitals.

Mayne has made great progress in Latin America, especially in Brazil, which offers an important market for generic pharmaceuticals. The underlying business in Brazil performed extremely well. However, an otherwise good year was marred by the country’s economic problems, resulting in the sharp drop in the Brazilian currency. Mayne’s penetration into Mexico has been slow, however it was encouraging that sales improved in the latter months of the financial year.

Asia Pacific

The Australia and New Zealand division — which had a positive year — is a more mature business, with a higher percentage of branded, rather than generic, products.

In Australia, sales of paclitaxel, a chemotherapy drug primarily used to treat breast and ovarian cancer, grew by 57% while those of another cancer treatment drug, pamidronate, rose by 26%. Epirubicin, used in treating a range of cancers including those of the breast, stomach, ovaries and bladder, captured a 30% market share within four months of its launch.

Altogether, Mayne launched more than ten new products or product extensions during the year. The business in China was restructured and is now contributing positively to EBIT, while in Asian markets generally the ratio of profitability to sales was lifted notwithstanding tough market conditions due to regional issues such as SARS.

Manufacturing

Contract manufacturing at Mayne’s Mulgrave site in Victoria was briefly interrupted following receipt of a warning letter in November from the US Food and Drug Administration (FDA) which audits the site because Mayne exports to the US. Mayne moved swiftly to install modifications to systems which were required to meet FDA requirements and the Warning Letter was withdrawn within three months, reinstating the facility’s prior status.

The acquisition of two adjacent blocks of land at Mulgrave in 2002 will enable increased capacity at the site, with planning and site design work under way. Mayne also manufactures oral formulations at Salisbury, South Australia. Doryx® experienced another sound year of sales in the USA via our licence partner, Warner Chilcott. Our third manufacturing site in Aguadilla, Puerto Rico, contributed positively to results producing products primarily for the USA market.

Product development—the future of Mayne’s pharmaceutical business

During the year, Mayne acquired the development program and rights to the injectable anti-fungal product fluconazole and to an anaesthetic product, propofol, which are expected to be commercialised in 2004 and 2005, respectively.

Fluconazole will be Mayne’s first USA product delivered in mini-bags and has market potential of more than $US147 million and annual growth estimated at 10%. Propofol has only two current suppliers in the USA, has a local market value of approximately $US425 million and with significant annual growth estimated at 19%. Both products will provide exciting opportunities for broadening Mayne’s access to hospitals in the US.

In May 2003 the company announced that it had made an abbreviated new drug application for the injectable form of ondansetron, an anti-nausea agent. This is a Paragraph IV filing, which challenges the existing patent and if successful may result in Mayne being granted 180 days marketing exclusivity. The branded drug has estimated sales of $US456 million in the US market.

The 2004 product pipeline is relatively weak with only 24 new product approvals expected with a local brand market value of approximately $US650 million. The 2005 and 2006 fiscal years recover strongly with an aggregate of 107 approvals expected having branded market values of approximately $US1.4 billion and $US1.7 billion, respectively.

In fiscal 2004, Mayne has announced the purchase of the rights to market and distribute paclitaxel in the US from Abbott Laboratories (“Abbott”). Mayne has also announced the acquisition NaPro Biotherapeutics, Inc.’s (“NaPro”) worldwide paclitaxel business. The Abbott deal completed on 1 October 2003. The NaPro transaction is subject to the approval of NaPro’s shareholders and is expected to complete by 31 December 2003. The paclitaxel transactions allow Mayne to become a fully integrated provider of this drug to most major regions around the world and gain the full margin benefits.

Mayne has also announced the acquisition of two generic oncology drugs, methotrexate sodium and leucovorin calcium from Xanodyne Pharmacal, Inc. These transactions extend Mayne’s US pharmaceuticals business with a second major oncology drug (paclitaxel) for the North American market beside pamidronate as well as building the overall portfolio with two mature oncology treatments.

In April, Mayne received tentative approval in the US to market carboplatin, a treatment for various types of cancer, including advanced ovarian cancer, with a local market value of $US529 million. In June, 2003 approval was given in Finland for irinotecan, a colon and rectal cancer treatment with a local market value in Europe of $US130 million.

The launch of carboplatin in the US and paclitaxel in Europe, planned for launch in October 2004 and late 2004/early 2005 respectively, as well as the continued geographic roll-out of pamidronate in Europe provides Mayne with additional growth opportunity.

(ii)	Consumer products

Reconciliation of Consumer GAAP and non-GAAP Financial Measures for 2002-03 and 2001-02

$A in millions except ratios
	2002-03	2001-02 (4)
Sales (1)	201.3	167.2
Earnings before interest & tax (2)	(11.2)	10.8
Amortisation	5.6	3.7
Depreciation	3.2	2.5
Total Depreciation & Amortisation (3)	8.8	6.2

EBITA (EBIT + Amortisation)	(5.6)	14.5
EBITDA (EBITA + Depreciation)	(2.4)	16.9
EBITA Margin (EBITA /Sales)	(2.8)%	8.7%

(1)	Sales as reported in the Segment Note, note 25 of the Australian GAAP Financial Statements,
(2)	Earnings before interest, tax & significant items as reported in the Segment Note, note 25 of the Australian GAAP Financial Statements, note 25
(3)	Total depreciation and amortisation as reported in the Segment Note, note 25 of the Australian GAAP Financial Statements, note 25
(4)	Consumer results include the period of operation from the date of acquisition of Faulding, 1st October 2001 to 30 June 2002.

The use of EBITA as a measurement tool by management is widely accepted within the company and is used extensively in internal management reports. Management believes that EBITA and EBITA Margin provides them with a greater level of insight into the performance of the business after removing the affects of goodwill amortisation. Moreover, it provides management with a degree of comparability between business units that have differing levels of goodwill attributable to them.

Reported sales review for the Consumer Products division increased to A$201.3 million in fiscal 2003 from A$167.2 million in the prior year primarily due to the full year impact of the business in 2003 after its acquisition as part of Faulding on 1 October 2001. Reported EBIT was negative $11.2 million in 2003 versus $10.8 million in the prior year.

Results for the year were adversely affected by the Therapeutic Goods Administration’s (TGA) decision in April 2003 to suspend Pan Pharmaceuticals’ manufacturing licence and recall all products they manufactured. Pan was Australia’s largest manufacturer of over-the-counter health supplements and produced about one third of the vitamins sold by Mayne.

Mayne responded quickly to the TGA decision by withdrawing products from sale and establishing a consumer refund option. This recall resulted in more than 2 million individual product units being retrieved. Mayne is continuing to pursue legal action against Pan to recover costs associated with the recall, including the write-off of affected stock, consumer refunds, legal expenses and lost profits. As a result of the lost sales caused by the Pan recall, reported continuing business EBIT for the Consumer Products division decreased to $A0.9 million in 2003 from $A6.7 million in the prior year. Prior to the Pan recall, revenue for the Consumer Products business was on track to show approximately 5% growth year on year and Mayne continued to have market share more than twice its nearest competitor (Source: Aztec Information Services data, June 2003).

In response to the impact of the recall of Pan products, Mayne instituted a restructure of its Consumer Products business, including a more streamlined marketing and sales force. Furthermore, manufacturing volume at the Virginia site in Queensland increased in order to accommodate the shortage of health supplements. Management focus will be on rebuilding this business over the next 12 months.

Prior to Pan’s impact, Mayne streamlined its consumer products business to focus more specifically on its health supplements business. The relatively low-margin and non-core personal wash (soap) and sunscreen businesses in Australia, the UK and the US were sold or rationalised.

Mayne Health Services

Mayne’s Health Services division encompasses pathology, diagnostic imaging, pharmacy services and medical centres. As a premier provider of pathology services nationally, each year we perform more than nine million pathology services through our network of 74 laboratories and over 500 collection centres. We offer a comprehensive range of services across all pathology disciplines, including but not limited to, biochemistry, haematology, microbiology, virology, serology, cytology, immunology, toxicology and histopathology.

We manage one of Australia’s leading diagnostic imaging groups, with operations in three states. Our diagnostic imaging services aid in the early diagnosis of illness and often eliminate the need for invasive exploratory surgery. Our services include state-of-the-art magnetic resonance imaging (MRI), interventional radiology, ultrasound, mammography, computer tomography (CT), nuclear medicine and general X-ray.

Mayne provides a range of services to community pharmacies, including wholesale distribution of pharmaceutical products nationally. We also operate four retail pharmacy brands in Australia: Terry White Chemists®, Chemmart®, HealthSense® and The Medicine Shoppe®5. Through our involvement in medical centres, we work with GPs in Victoria, New South Wales, Queensland, Western Australia and the ACT.

(i)	Pathology

Reconciliation of Pathology GAAP and non-GAAP Financial Measures for 2002-03 and 2001-02

$A in millions except ratios
	2002-03	2001-02	2000-01
Sales (1)	389.8	249.3	245.7
Earnings before interest & tax (2)	40.0	30.4	32.5
Amortisation	10.5	4.2	4.2
Depreciation	10.4	5.7	5.5
Total Depreciation & Amortisation (3)	20.9	9.9	9.7

EBITA (EBIT + Amortisation)	50.5	34.6	36.7
EBITDA (EBITA + Depreciation)	60.9	40.3	42.3
EBITA Margin (EBITA /Sales)	13.0%	13.9%	14.9%

(1)	Sales as reported in the Segment Note, note 25 of the Australian GAAP Financial Statements,
(2)	Earnings before interest, tax & significant items as reported in the Segment Note, note 25 of the Australian GAAP Financial Statements, note 25
(3)	Total depreciation and amortisation as reported in the Segment Note, note 25 of the Australian GAAP Financial Statements, note 25

The use of EBITA as a measurement tool by management is widely accepted within the company and is used extensively in internal management reports. Management believes that EBITA and EBITA Margin provides them with a greater level of insight into the performance of the business after removing the affects of goodwill amortisation. Moreover, it provides management with a degree of comparability between business units that have differing levels of goodwill attributable to them.

Mayne’s pathology business has delivered a strong result despite operating in a highly competitive climate. This has been characterised by an overall slowdown in market growth and volume which is in turn a flow-on from a 6% decline in consultations by general practitioners.

Reported revenue of A$389.8 million to 30 June 2003 was an increase of 56% on the previous year and, excluding Queensland Medical Laboratories (QML), which we acquired in October 2002 the underlying growth was 5.1%. Reported EBIT for the year under review was A$40 million, which included a full contribution from QML in the second half.

[5]	The Medicine Shoppe® is a registered trademark of Medicine Shoppe International used under licence.

Total number of pathology episodes, including QML, rose to 7.56 million from 5.12 million in 2002, and revenue per episode has continued to increase. Excluding the impact of QML, Mayne Pathology’s episode growth rate was 4.4%.

While all states continued to gain market share, a significant national increase can be attributed to the acquisition of QML, Queensland’s leading pathology services provider which holds more than 50% of the Queensland market. Mayne purchased the business for A$260.3 million and completed the acquisition on 1 October 2002.

QML is a high quality business whose performance in the last nine months of the financial year has exceeded initial expectations. Integration of the business with Mayne has been smoothly and successfully accomplished, whilst also capitalising on the retention of the local brand and its staff.

With Queensland’s rapid population growth and higher volume of work in complex tests for conditions such as skin cancer, QML attracts above average fees. More than 30 QML pathologists have now joined the national group whose expertise adds to Mayne’s total pathology capabilities.

In New South Wales, Mayne Health Laverty Pathology has continued to show sustained growth and improvement, with stronger revenue growth, higher patient numbers than in the wider market and consistent double-digit growth in the key Sydney metropolitan market. Dorevitch Pathology in Victoria and Western Diagnostic Pathology in Western Australia continue to grow ahead of overall local market levels.

The full acquisition of Gippsland Pathology Service — of which Mayne had held 32% since June 2000 — complements Mayne’s existing pathology business in Victoria and provides an opportunity to reduce costs through capitalising on existing infrastructure.

Overall in pathology services Mayne has made good progress in productivity and in programs to reduce costs in laboratory operations. There has been some pressure on margins due to an increase in coning (a higher number of non-reimbursable tests per episode), insurance and one-off integration costs. Progress has been achieved in standardising laboratory analyser platforms in all states, based on best practice and strategic imperatives. Mayne has also secured access to new technology platforms through partnerships and internal programs and is focusing on IT initiatives to improve customer service and internal productivity.

(ii)	Diagnostic Imaging

Reconciliation of Diagnostic Imaging GAAP and non-GAAP Financial Measures for 2002-03, 200102, 2000-01

$A in millions except ratios
	2002-03	2001-02	2000-01
Sales (1)	199.2	159.6	146.6
Earnings before interest & tax (2)	18.5	16.7	10.3
Amortisation	5.7	4.0	3.7
Depreciation	12.5	11.7	10.5
Total Depreciation & Amortisation (3)	18.2	15.7	14.2

EBITA (EBIT + Amortisation)	24.2	20.7	14.0
EBITDA (EBITA + Depreciation)	36.7	32.4	24.5
EBITA Margin (EBITA /Sales)	12.1%	13.0%	9.6%

(1)	Sales as reported in the Segment Note, note 25 of the Australian GAAP Financial Statements,
(2)	Earnings before interest, tax & significant items as reported in the Segment Note, note 25 of the Australian GAAP Financial Statements, note 25
(3)	Total depreciation and amortisation as reported in the Segment Note, note 25 of the Australian GAAP Financial Statements, note 25

The use of EBITA as a measurement tool by management is widely accepted within the company and is used extensively in internal management reports. Management believes that EBITA and EBITA Margin provides them with a greater level of insight into the performance of the business after removing the affects of goodwill amortisation. Moreover, it provides management with a degree of comparability between business units that have differing levels of goodwill attributable to them.

Diagnostic imaging reported revenue of A$199.2 million in 2003, a 24.8% increase on the previous year. The growth in revenue was largely due to the acquisitions of Queensland Diagnostic Imaging (QDI) and the acquisition of 10 radiology sites in New South Wales from Pacific Healthcare in the second half. These practices have a higher proportion of specialised procedures, assisting Mayne in consolidating a market leading business.

The primary focus for the acquisitions has been to maintain the integrity of the underlying business and revenue stream. However, this has meant costs exceeded preferred levels, and Mayne is now working to reduce these to build a more robust earnings platform for the future.

Reported EBIT for the year under review grew 10.8% to A$18.5 million and the EBITA (refer above for the Reconciliation of Diagnostics Imaging GAAP and non-GAAP Financial Measures for 2002-03) margin declined to 12.1% in 2003 from 13% in 2002.

Revenue per examination increased by 2.7% over the second half of 2002 to A$115.60, primarily reflecting the change in product mix to higher-revenue services such as CT scans and MRI, as well as the incorporation of six weeks of QDI’s operations.

In the second half, total examinations numbered 923,800 an increase of 28.7%, compared with the prior corresponding period, largely due to acquisitions. Excluding acquisitions made during the year, diagnostic imaging examinations experienced a 4.3% increase over the same period last year.

The acquisition of the highly respected QDI business brings access to the broader Queensland market and to the larger private hospital sites in Brisbane. As well as complementing existing Mayne businesses on the Sunshine Coast, QDI adds a good mix of specialist imaging services such as MRI.

In line with Mayne’s long term strategy, the radiology sites purchased from Pacific Healthcare are all geared towards higher modality services such as MRI and CT scans. In addition, this acquisition provides entry to the specialist-dominated eastern suburbs of Sydney.

Mayne’s extension into specialist imaging for women occurred with the purchase of Melbourne Ultrasound for Women, a highly regarded obstetrics and gynaecology ultrasound and counselling practice.

Further initiatives such as the installation of two dedicated cardiac MRI systems at premier sites in Sydney and Melbourne, a collaboration with Sydney’s Prince of Wales Medical Research Institute to install a 3 Tesla MRI system, and a move to own and operate Knox Private Hospital’s Diagnostic Imaging Department — previously operated as a joint venture — have lifted Mayne’s profile and expertise in the emerging field of specialist imaging.

In a market with a shortage of imaging specialists, investments in technology and dedicated training initiatives place the business in a favourable position to recruit talented specialists keen to work with state-of-the-art technology and equipment.

(iii)	Pharmacy Services

Reconciliation of Pharmacy Services GAAP and non-GAAP Financial Measures for 2002-03 and 2001-02

$A in millions except ratios
	2002-03	2001-02 (4)
Sales (1)	1,943.4	1,406.3
Earnings before interest & tax (2)	29.9	19.5
Amortisation	12.3	10.1
Depreciation	4.4	4.9
Total Depreciation & Amortisation (3)	16.8	15.0

EBITA (EBIT + Amortisation)	42.2	29.6
EBITDA (EBITA + Depreciation)	46.7	34.5
EBITA Margin (EBITA /Sales)	2.2%	2.1%

(1)	Sales as reported in the Segment Note, note 25 of the Australian GAAP Financial Statements,
(2)	Earnings before interest, tax & significant items as reported in the Segment Note, note 25 of the Australian GAAP Financial Statements, note 25
(3)	Total depreciation and amortisation as reported in the Segment Note, note 25 of the Australian GAAP Financial Statements, note 25
(4)	Pharmacy Services results include the period of operation from the date of acquisition of Faulding, 1st October 2001 to 30 June 2002.

The use of EBITA as a measurement tool by management is widely accepted within the company and is used extensively in internal management reports. Management believes that EBITA and EBITA Margin provides them with a greater level of insight into the performance of the business after removing the affects of goodwill amortisation. Moreover, it provides management with a degree of comparability between business units that have differing levels of goodwill attributable to them.

Pharmacy services had a solid performance in the year under review, a most satisfactory outcome in light of the intense competition in the sector. Following the ACCC’s rejection of the merger between API and Sigma, the wholesale distribution market experienced renewed price pressure. Despite this increased competition, combined with a slowdown in the Pharmaceutical Benefits Scheme payments, Mayne was able to maintain a consistent market share during the second half of the year after a marginal decline in the first half.

Reported revenue increased by 38.2% on the previous year to A$1,943 million and reported EBIT increased to A$29.9 million. This growth results primarily from the full year inclusion of the results for this business, which was acquired as part of the FH Faulding transaction in October 2001. In such a volatile environment it was pleasing that EBITA margins increased to 2.19% in the second half (compared to 2.10% in the prior corresponding period), reflecting strong management discipline in cost control and pricing.

Mayne continued developing new services for customers, including new retail IT initiatives, a Golden Rewards Loyalty program with American Express and consumer health programs for use by local pharmacies. Late in the financial year, Terry White Chemists® unveiled its new brand format to position the pharmacy as the centre of community health and it has received positive feedback from pharmacists and consumers.

In June 2003 the rollout of the core IT platform for the business, Orion, was completed. Covering all warehouses nationally, the system will allow more streamlined and efficient processes for Mayne and its customers.

(iv)	Medical Centres

Reconciliation of Medical Centres GAAP and non-GAAP Financial Measures for 2002-03

$A in millions except ratios
	2002-03	2001-02	2000-01
Sales (1)	42.1	32.8	14.2
Earnings before interest & tax (2)	(4.0)	(3.4)	(1.8)
Amortisation	3.7	2.2	0.4
Depreciation	0.6	0.9	0.4
Total Depreciation & Amortisation (3)	4.3	3.2	0.8

EBITA (EBIT + Amortisation)	(0.3)	(1.2)	(1.4)
EBITDA (EBITA + Depreciation)	0.3	(0.2)	(1.1)
EBITA Margin (EBITA /Sales)	(0.7)%	(3.7)%	(10.1)%

(1)	Sales as reported in the Segment Note, note 25 of the Australian GAAP Financial Statements,
(2)	Earnings before interest, tax & significant items as reported in the Segment Note, note 25 of the Australian GAAP Financial Statements, note 25
(3)	Total depreciation and amortisation as reported in the Segment Note, note 25 of the Australian GAAP Financial Statements, note 25

The use of EBITDA and EBITA as measurement tools by management is widely accepted within the company and is used extensively in internal management reports. Management believes that EBITDA, EBITA and EBITA Margin provides them with a greater level of insight into the performance of the business after removing the affects of goodwill amortisation. Moreover, it provides management with a degree of comparability between business units that have differing levels of goodwill attributable to them.

Improvements in Medical Centre operations and the sale of the under performing Corporate Health Management operation resulted in the medical centres business turning in its strongest recorded performance and revenue and EBITA level.

Reported revenue for continuing medical centres increased by 49.8% over the previous year to A$37.6 million. The integration of new medical centres led to consultations climbing to 954,000, a 9.1% increase compared with the prior corresponding period.

In the second half of the period under review, the business has shown considerable improvement and management has turned it from a loss-making to a cash break-even business. Reported EBITDA (refer to the Reconciliation of Non GAAP Financial Measures above) for the business was (A$0.3) million for the 2003 year and A$2.0 million for the continuing business. The Reported EBIT loss for the continuing business (i.e. excluding Corporate Health Management) – (see Segment Note 25 of the AGAAP Financial Statements) decreased from approximately A$3.5 million in 2002 to A$2.3 million in 2003. A shortage of doctors, particularly in New South Wales, remains an issue, however an active recruitment campaign has started attracting new doctors to Mayne.

The significant restructuring undertaken in 2003 has reduced the burden of excessive overheads and positions the business for improved financial performance in 2004.

Mayne Hospitals

Reconciliation of Hospitals GAAP and non-GAAP Financial Measures for 2002-03, 2001-02, 2000-01

$A in millions except ratios	2002-03	2001-02	2000-01
Sales (1)	1,287.1	1,396.7	1,148.7
Earnings before interest & tax (2)	54.6	71.6	94.5
Amortisation	10.9	9.9	6.5
Depreciation	59.9	57.5	46.0
Total Depreciation & Amortisation (3)	70.8	67.4	52.5

EBITA (EBIT + Amortisation)	65.5	81.5	101.0
EBITDA (EBITA + Depreciation)	125.4	139.0	147.0
EBITA Margin (EBITA /Sales)	5.1%	5.8%	8.8%

(1)	Sales as reported in the Segment Note, note 25 of the Australian GAAP Financial Statements,
(2)	Earnings before interest, tax & significant items as reported in the Segment Note, note 25 of the Australian GAAP Financial Statements, note 25
(3)	Total depreciation and amortisation as reported in the Segment Note, note 25 of the Australian GAAP Financial Statements, note 25

The use of EBITDA and EBITA as measurement tools by management is widely accepted within the company and is used extensively in internal management reports. Management believes that EBITDA, EBITA and EBITA Margin provide them with a greater level of insight into the performance of the business after removing the affects of goodwill amortisation. Moreover, it provides management with a degree of comparability between business units that have differing levels of goodwill attributable to them.

Results for the hospitals business have been pleasing and the turnaround, which was apparent in December 2002, has been confirmed in the full year results. As discussed in Item 4, on October 21, 2003 Mayne announced the sale of its hospitals to a consortium, comprising Ironbridge Capital Pty Limited, CVC Asia Pacific Limited, GIC Special Investments Pte Limited and Mayne’s Hospitals management (the Buyers), for the sale of its entire Hospitals business in Australia and Indonesia. The total sale price for the hospitals portfolio is $813 million. Overall this is expected to result in net proceeds to Mayne, after transaction costs, at or around the 30 June 2003 Net Asset Value for the Hospitals business of $789 million. The deal crystallizes a certain return for Mayne now and enables management to focus efforts on building its international specialty pharmaceuticals and Australian-based diagnostics businesses.

Reported revenue for 2003 was A$1,287.1 million and the progressive improvement in management’s strategy to turnaround the performance of the division saw revenue (excluding divested hospitals) for the second half increase by 7.2% to $598.6 million compared with the prior corresponding period.

Net revenue per admission increased by 7.8% in the second half of 2003 over the same period last year, and 2.2% over the prior six months. The revenue per admission growth is consistent with management strategy to focus on higher acuity services. This has also resulted in a slight movement in case mix towards “case paid” services versus “per diem” charges. In addition, Mayne’s decision to lock in multi-year health fund contracts has resulted in an increase in revenue per admission of approximately 3% over the prior year. This is a positive outcome given the known difficulty in negotiating price increases with the health funds over the last six months.

ALOS (“average length of stay”) (including divested hospitals) decreased to 2.99 days in the second half of fiscal 2003 despite an increase in average acuity. This is a significant result because a decline in ALOS combined with an increase in average acuity will generally result in higher margins (all else being equal) as the proportion of case paid services increases, as was the case this period. ALOS for continuing hospitals was 2.94 in 2H03 compared to 3.02 in the prior six months.

Reported EBIT was A$54.6 million continuing its steady improvement from the end of the 2002 financial year. This is a solid result given the increase in nursing and medical indemnity insurance costs borne by all private hospitals during the period. EBITA margins (refer to the reconciliation of Non GAAP Financial Measures for Hospitals above) improved to 5.5% in the second half of 2003 compared with 4.7% in the first half indicating the continuing turnaround being experienced by the Hospital business.

Labour cost per work-hour was flat in the second half in comparison to the same period last year and increased by approximately 4.2% over the prior six months. The increase in nursing costs per work-hour in the last six months is considered a positive result overall given:

•	NSW nurses received an 8% pay rise effective 1 March 2003 and a further increase of 4% on 1 May 2003; and

•	Several states received increases of 3-4% over the last six months.

This outcome was the result of continued gains in efficiency and a 6.4% reduction in agency and consultants costs in comparison to the prior period. Agency and consultants costs as a percentage of total payroll costs decreased to 7.2% in the second half of 2003 from 8.6% in the prior corresponding period. During the year Mayne entered into a preferred provider agreement with a major nursing agency, Origin Healthcare, in recognition of increasing agency staff usage, the soaring nurse agency fees, and subsequent disruption to patient care. The Mayne nurse agency initiative has seen a significant reduction in the use of agency nurses and more than 200 nurses electing to join Mayne’s permanent workforce. This is a positive outcome as it means more regular and familiar nursing teams operating in Mayne’s hospitals, providing an increase in the quality and continuity of nursing care – benefiting our staff, patients and doctors. It has also enabled a redirection of resources to lead the industry in addressing nursing pay issues in New South Wales and Queensland.

In addition to the agency strategy, peer review benchmarking for like services is now being undertaken across the hospitals division with the objective of continuous improvement to achieve best practice results. A more direct reporting structure for hospitals has been implemented, supported by a leaner, more responsive corporate office. Hospitals have now been grouped according to acuity and service type, which will encourage a sharing of best practice and benchmarking across the key indicators. The introduction of this peer group support mechanism has replaced the previous regional structure.

Building relationships

After a decline in its hospitals performance in 2002, Mayne undertook wide-ranging structural reform of its hospital management practices. The shift to decentralised management — 43 experienced directors being appointed to cover its 50 hospitals — gave hospital directors and doctors a greater level of involvement in decision-making.

This approach has proved successful with the top 100 doctors lifting their revenue by 18% over the previous year. Overall admissions growth from the continuing hospitals was competitive with industry trends and occupancy has remained at acceptable levels of 76.1% for the period under review.

Mayne has also supported key medical colleges throughout the year – including sponsorship of the Royal Australasian College of Surgeons annual conference in Brisbane in 2003. We have also partnered with key colleges in an attempt to address the shortage of medical practitioners in rural areas. Mayne will be offering a rural scholarship program in support of this issue in 2004.

A new initiative saw the Mayne Nursing Council established, bringing Mayne and external nursing representatives together and was set-up in acknowledgement of:

•	Nurses facing major challenges

•	Nursing being more than just about pay rates

•	A need to provide high-level advice to assist in policy and strategic direction for nurses and nursing issues

•	A need to assist Mayne to provide leadership on nursing issues

Health funds and supplier relationships

Mayne has fixed term agreements with most private health funds with guaranteed rate increases. The increases received during the year are in-line with industry trends and provide a sound platform for revenue. However, there have been extraordinary industry-wide cost pressures faced in the past 12 months which have proved difficult to cover. There has been moderate success in attaining some further reimbursement from the private health funds, however the rate of industry cost escalation is expected to continue, which will mean looking at further rate increases from funds or exploring alternative revenue options.

Mayne has succeeded in maintaining sound relationships with the private health funds to improve the service of the private health care sector, with initiatives such as the Mayne Electronic Claims System (MECS). MECS is an electronic claims checking system, developed by Mayne, which links hospitals and health funds, significantly reducing administrative costs compared to the current manual system and improving cashflow. A successful trial with MBF has been completed and we are now extending the product to other funds.

Indonesia

In Indonesia, Mayne’s hospitals maintained their reputation for high clinical standards and customer care. Business development initiatives have been aimed at the high acuity end of the market, with infrastructure and equipment investment throughout the year supporting this strategy. This has produced a stronger revenue performance, with a 16% increase on the previous year as well as an improved EBIT.

Opportunities to utilise knowledge and resources between both countries are now being realised. Specifically application of our Australian infection control program to our Indonesian hospitals and a nurse training program to support selective entry of Indonesian nurses to Australia.

Results of Operations – 2001-02 Compared with 2000-01

Consolidated

Sales revenue for 2001-02 increased 58% to A$4,992.0 million from A$3,158.7 million in the prior year. The sales revenue for continuing businesses (i.e. excluding discontinued businesses to ensure analysis is relevant) was A$4,992.0 million, an increase of 76.5% from A$2,828.3 million in the prior year. This improvement was driven by a combination of organic growth and the contribution from the AHC and Faulding businesses, which were acquired in February 2001 and October 2001 respectively.

EBIT before significant items increased 18% to A$249.7 million from A$211.2 million the prior year. EBIT before significant items is an important measure for analysing the underlying performance of the business. Please refer to the Reconciliation of EBIT to NPAT and Normalised NPAT and EPS above (refer to the Overview at the beginning of Item 5). The increase in EBIT reflects the part year contribution of the Faulding acquisition and full year contribution of the AHC hospitals acquired in 2000-01, which was partly offset by a decline in the earnings contribution of the hospitals businesses.

Consolidated net profit after tax and before significant items was A$150.3 million for 2001-02, an increase of 41% from A$106.4 million (please refer to the reconciliation of EBIT to Net Profit After Tax above) in 2000-01. Consolidated net profit after tax and significant items was A$173.6 million compared to A$161.6 million in 2000-01. Significant items of A$23.3 million profit after tax in 2001-02 relate to the restructuring provisions associated with the Logistics business, further non recurring costs related to the acquisition of Faulding and the write off of IT development, which were offset by tax gains made relating to the disposal of the UK express business of A$43 million.

Sales revenue for 2001-02 for Australian operations (including Asia and Pacific regions) totalled A$4,376.7 million, an increase of 77.4% from A$2,466.9 million in the prior year. EBIT attributable to Australian operations increased by 4.2% to A$190.5 million (see Geographic Segments in Item 4 Segment Note & Segment Note 25 of the AGAAP Financial Statements). Revenue increased across all business segments while the earnings increase was predominantly the result of the contribution of the Faulding business.

Mayne Pharmaceuticals

(i)	Pharmaceuticals

Mayne’s Pharmaceuticals operations acquired from Faulding in October 2001 have been consolidated into a global business unit. Pharmaceuticals reported revenue of A$332.8 million for the nine-month period under Mayne ownership to 30 June 2002 and A$441.5 million for the twelve months to 30 June 2002. This represents a 21% increase in Pharmaceuticals revenues (based on an equivalent 12-month period) over the prior corresponding period under the previous Faulding ownership. The continued growth reflects the successful new product launches and geographic diversification, with sales now spread evenly across the major global regions. The EBIT before significant items for the period was A$44.2 million.

Mayne’s operations in pharmaceuticals, acquired from Faulding in October 2001, have been consolidated into a global business unit and a strategic review of the business was undertaken during the period.

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

The earnings of the business continued to expand in line with the strong growth in revenue. Before the impact of goodwill amortisation associated with Mayne’s acquisition of Faulding, the earnings before interest tax and amortisation before significant items margin for the second half of the year was 20.2%. This margin is indicative of the competitive position of our product portfolio, particularly cancer products.

Contract manufacturing out of the Mulgrave facility in Melbourne also contributed strongly in the period, particularly the manufacture of the cancer drug paclitaxel for the US market. The Mulgrave (injectable manufacturing) and Salisbury (oral manufacturing) sites have met significantly increased capacity demands during the year, including a doubling in demand for oral products. Mayne secured the opportunity to increase capacity at the Mulgrave site in the future by purchasing an adjoining property.

Investment in research and development remained consistent as a percentage of sales, at just over 10%. This reflected Mayne’s commitment to growing the pharmaceuticals business through a dynamic product pipeline and product innovation.

New product approvals in 2002 compared favourably with 2001, with the 20 product approvals having a local brand market value of around US$939 million and encompassing all significant regions. This included several significant in-licensed products for the Asia Pacific region, most notably a generic version of cyclosporin capsules which was the third largest hospital product in the Australian market and has a local branded market value of approximately US$17 million. The major new product approval in the US was for a generic solution formula of pamidronate, which provided a sturdy platform for growth. Mayne already secured a meaningful share of this market, which was valued at around US$500 million in April 2002 when the product was launched in an alliance with US generic company, Gensia Sicor. Pamidronate approval was also received in Europe, where it was scheduled for launch in 2002/03 and has a local brand market value of around US$135 million.

Mayne’s considerable in-licensing expertise continued to provide a strategic advantage, complementing our own product development program. A number of new in-licensed products were scheduled to be approved across all major regions.

The Australian Ethical Category Development (ECD) business, encompassing the GenRx® branded generic prescription pharmaceuticals and a private label range marketed in conjunction with retail pharmacy banner groups, also provided Mayne with a significant growth opportunity in what was considered a relatively high margin segment. While Mayne was a relatively small but growing player in the Australian oral generic pharmaceutical market, it successfully established a range of 41 products with a market value of around A$658 million, and a product pipeline with a market value of more than A$1 billion.

(ii)	Consumer Health Products

Mayne’s consumer health products reported revenue of A$167.2 million for the nine months to 30 June 2002, with second half growth of 6.2% on the first six months. This reflected the continued recovery in demand for vitamin and mineral supplements, particularly in the grocery market, and Mayne’s ability to retain its domestic market shares in this category with new and established brands moving across wider distribution channels. The EBIT before significant items for the period was A$10.8 million.

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

The operating performance for the second half of fiscal 2002 was down relative to the three-month contribution in the first half, reflecting product launch costs in Australia, UK and the US, costs associated with ceasing production and distribution of the Banana Boat6® brand of sunscreens following the end of the licence agreement with Playtex, and the commissioning of the nutriceutical plant in Virginia, Queensland. These factors meant the earnings margin for this business reduced significantly in the second half of fiscal 2002, however, the underlying operational performance was sound, with the efficiency of the new, state-of-the-art Virginia facility and the upgrade of the personal wash manufacturing plant in Shepparton, Victoria, to provide a sound platform for future growth.

Mayne Health Services

(i)	Diagnostic Imaging

Diagnostic imaging services continued to expand, with revenue reaching A$159.6 million, an increase of 8.9%, and EBIT before significant items for 2001-02 of A$16.8 million increased by 62.9% from A$10.3 million in 2000-01. The increase in sales revenue was primarily a result of the increased number of examinations flowing from the acquisition of Endeavour’s Melbourne radiology practice and Port Macquarie Medical Imaging in New South Wales, effective from January and April respectively. The increase in EBIT before significant items reflected the ability to successfully increase the modality mix of the business, across a smaller number of sites.

[6]	Banana Boat is a registered trademark of Sun Pharmaceuticals Inc.

Approximately 1.4 million imaging examinations were completed in fiscal 2002, with the second half up 5.4% on the prior period.

Average revenue received per examination increased marginally to A$112.60, despite the 5% fee cut for CT examinations effective from November 2001 and the stabilisation of bulk-billed examinations at around 40% of total revenue. The impact of the fee cut was significant as CT examinations accounted for approximately 26% of revenue in the second half. The ability to increase revenue per examination despite these constraints was a result of increased use of higher-end modalities within the business, particularly Magnetic Resonance Imaging (MRI) equipment. In addition to two funded MRIs acquired through acquisitions, a funded MRI service was successfully tendered for in Orange, New South Wales, under a joint venture arrangement.

Efficiency across the network, measured in terms of the number of examinations completed per work hour, improved by 7.2%.

(ii)	Pathology

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

The number of pathology episodes increased 3.7%, to 5.11 million, in fiscal 2002. All States experienced growth in the second half, with Victoria increasing 8.9% year on year as it continued to benefit from the successful establishment of pathology services to former AHC hospitals. Episode numbers also grew in New South Wales, with the June 2002 quarter delivering the first quarter-on-quarter increase since the 1998 acquisition of the Macquarie practice. This was a result of initiatives to address volume decline in that State, including a state-of-the-art laboratory, a dedicated sales team, and key management appointments including a new Medical Director.

(iii)	Medical Centres

Medical Centres revenue increased 130.4% to A$32.8 million in 2001-02 from A$14.3 million in 2000-01. However EBIT decreased 86.6% to a loss of (A$3.4) million in 2001-02 from a loss of (A$1.8) million in 2000-01. The increase in revenue reflects the large number of medical centres acquired during the 2002 financial year, with the Company working with 394 doctors in 53 medical centres, including seven corporate health centres that provide services in the management of workplace risk and the treatment of injuries. The decrease in EBIT before significant items reflects the cost of integrating the acquired medical centres, higher goodwill amortisation costs arising from the acquisition.

Medical centre revenue more than doubled in 2002 over 2001. EBIT before significant items improved in the second half despite the significant amortisation costs arising from acquisitions.

(iv)	Pharmacy Services

Mayne’s pharmacy services business generated revenue of A$1,406 million and EBIT of A$19.5 million for the nine months from 1 October 2001 - the date upon which the Faulding transaction was completed.

Mayne Hospitals

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

The decline in admissions impacted occupancy levels, which had increased to 76.1% in the first half but then fell to 73.7% in the second half. The continued improvement in average length of stay – down to 3.01 days in the second half – also had an impact on reducing occupancy levels over time.

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

The earnings of the hospitals business were significantly lower in 2002, with EBIT falling to A$71.6 million for the year, improvements in the first half having been offset by earnings deterioration in the second half. This reflects the decline in earnings before interest, tax, depreciation and amortisation (“EBITDA”) margin, impacted by the factors outlined previously and a significant reduction in the margin for prostheses following Federal Government regulation (please refer to the discussion on Hospitals for 2002-03 for a reconciliation and explanation of the EBIT and EBITDA). This margin, previously more than 10%, was capped at 5% from 1 July 2001, leading to an earnings reduction of around A$7 million as a result of the high level of orthopaedic, cardiac and cardiothoracic services provided by Mayne hospitals. The EBITDA margin was also impacted by the divestment of four AHC hospitals (following an undertaking provided by Mayne to the ACCC) that had contributed around A$6 million in earnings in the first half, and a doubling of insurance costs.

Mayne Logistics – Australia and Asia

The Australian and Pacific Logistics business reported a decrease in revenue of 1.82 % to A$895.2 million in 2001-02 and EBIT before significant items decreased by 7.59 % to A$51.1 million from A$55.3 million in 2000-01.

In 2001-02 lower economic growth in Australia had a negative impact on revenue from existing customers due to both a reduced number of shipments and lower average consignment weight per shipment. In addition, considerable disruption was caused as a result of the collapse of Ansett, a major domestic airline, in September 2001. Logistics revenue decreased by 0.98 % to A$673.9 million in 2001-02 as a result of the loss of the Paperlinx contract, administrative costs incurred as a result of the difficult implementation of a new billing system, and resultant change in air courier costs due to the collapse of Ansett. EBIT before significant items decreased by 18.1 % to A$24.9 million reflecting the above mentioned issues.

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

Revenue for Mayne’s contract logistics business in Australia and Asia was A$379.3 million, despite the impact of the loss of the Paperlinx contract in Australia. A number of new contracts were won including Westpac, the Commonwealth Bank of Australia, Wella, Schwarzkopf, Streets Ice Cream, Compaq, Esprit, Colgate, Kimberley Clark and Tricon. Major contracts that were renewed during the year include Kellogg, Carter Holt Harvey Tissue, Kodak and Cryovac, a leading manufacturer of packaging materials and systems in the industrial, food and consumer markets.

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

The linehaul business also continued its successful rollout of 53-foot containers into the Australian intermodal market.

The Asian business continued to deliver strong revenue growth. Two new warehouses in Thailand and Indonesia were designed, built and commenced operations during the year to service the Unilever contract.

New contracts in Asia such as Foremost Dairies and Walls Ice Cream and the expansion of existing contract work, such as with Unilever, combined with the continued successful rollout of the EXE warehouse management system, also positioned the Asian business well for future growth.

Mayne Logistics Armaguard

Armaguard’s revenue decreased by 4.33% to A$221.2 million in 2001-02 from A$231.2 million in 2000-01 and EBIT increased by 5.22% to A$26.2 million. The decrease in revenue reflects the increased competitive pressures arising from the collective tendering for cash logistics servicing by three major banks that resulted in a change in the spread of services provided by Armaguard to these banks from 2000-01. The redistribution of this work continued to impact revenue in 2002-03. To offset this, Armaguard continued to successfully diversify its business. Major non-bank contracts won, extended or renewed during the 2002 financial year included Australia Post, Woolworths, Bunnings and Telstra.

The increase in EBIT before significant items was achieved through a strong management focus on restructuring the business and driving operational efficiencies. For example, six sites were consolidated and route planning technology was implemented with the aim of generating greater efficiency. Other management initiatives to improve efficiency have included implementation of the continued introduction of high-speed cash processing machines and the conversion of more than 100 vehicles to enable two-man crewing. The roll out of two-man crewing continued in 2003.

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

Mayne Logistics Loomis secured 17 new major contracts, worth A$5.7 million in revenue, during the financial year. These new contracts will bring A$10.6 million in annualised revenue to the company in the 2003 financial year, although these gains will be offset by the loss of four major contracts that reduced revenue by A$1.7 million in the 2001/2002 financial year

Reported EBIT for this business increased from $15.1 million to $21.5 million improved significantly, despite lower revenue. There was been a continued improvement in margin since the opening of the new Edmonton and Toronto distribution hubs in late 2000 and the investment in automated sortation in 2001. The favourable outcomes arising from these investments continue to have a positive impact on operating efficiency.

Mayne Logistics Loomis also secured a 1.8% average price increase while maintaining its existing customer base. This price increase was supplemented by the introduction of aviation insurance and special handling surcharges that improved the margin on the existing revenue base by 2.9%.

Australian GAAP compared with US GAAP

	Fiscal Year
	20002-03	2001-02	2000-01
	(A$ in millions)
Operating profit/loss attributable to shareholders
US GAAP	(475.6)	194.9	160.3
Australian GAAP	(456.2)	173.6	161.6
Shareholders’ equity
US GAAP	3,111.9	3,810.1	1,427.8
Australian GAAP	2,987.8	3,617.8	1,409.7

These differences, which are described in note 37 to the Consolidated Financial Statements, mainly resulted from:

•	the different treatment of fixed asset revaluations;

•	amortisation of intangibles;

•	the timing and recognition of expenditure;

•	superannuation liability recognition;

•	timing of recognition of income;

•	the different treatment of the employee share acquisition plan;

•	the different treatment of stock compensation;

•	the different treatment of impairment of assets;

•	the different treatment of provisions;

•	the timing of recognition of dividend liabilities;

•	the different treatment of a gain on exchange of assets for a controlling equity interest; and

•	the different treatment of derivatives

•	the different treatment of fair value adjustments to goodwill

•	the reversal of the cumulative adjustments associated with disposal of the Logistics business

Item 5B – Liquidity and Capital Resources

The Company believes that its cash holdings, operating cash flow and existing credit facilities are adequate to finance all of its existing business needs over the next twelve months, including anticipated capital expenditure and debt repayments. In addition, the Company believes that its operating cash flow, together with its ability to access the capital markets, will enable it to finance its foreseeable business needs (refer below for the Statement of Cash Flow Summary).

Statement of Cash Flows Summary (1)

$A million	2002-03	2001-02	2000-01
Cash from Operating Activities	186.0	180.1	85.0
Cash from Investing Activities	(164.4)	845.8	319.0
Cash flows form Financing Activities	(179.3)	(1,172.9)	56.1

Net increase/(decrease) in cash held	(157.8)	(147.0)	460.1

Cash at the beginning of the year	(425.4)	580.9	109.8
Effect of exchange rate changes on cash held	(12.4)	(8.5)	11.0
Cash at the end of the period	255.2	425.4	580.9

(1)	Please refer to the AGAAP Financial Statements for the detailed Statement of Cash Flows

As shown in the following table, during the past three fiscal years, the Company has expended significant amounts on new property, plant and equipment, acquisitions and investments.

	Fiscal Year
	20002-03	2001-2002	2000-2001
	(A$ n millions)
Capital expenditure	163.4	174.9	145.1
Acquisitions	410.3	267.7	9.6
Payments for investments	15.1	5.5	2.6

Total (1)	588.8	448.1	157.3

(1)	Please refer to the AGAAP Financial Statements for the detailed Statement of Cash Flows

In 2002-03 capital expenditure, acquisitions and investments were funded through a combination of cash from operations and borrowings and the disposal of the logistics business. In addition, surplus funds were used to retire debt as well as increase the cash resources of the Company. In 2001-02 capital expenditure, acquisitions and investments were funded through a combination of cash from operations and the issue of 361 million ordinary shares. In addition, surplus funds were used to retire debt as well as increase the cash resources of the Company. The Company generated cash flows from operating activities of approximately A$180.1 million in 2001-02.

Net operating cash flows in 2002-03 increased by 3.3% to A$186 million (refer above for the Statement of Cash Flow Summary). This increase in operating cash flows was attributable to greater sales growth associated with the acquisitions made in Pathology and Diagnostic Imaging segments. Cash receipts from operations increased by 2.74% in 2002-03, whilst payments to suppliers and employees increased by 3.95%. Net interest payments decreased due to a decline in average net debt levels, which was partly offset by an increase in the average yield. Average net debt yield has been impacted by the investment of surplus cash, set aside to fund future investment opportunities, in highly rated short-term securities.

The Company had unused credit facilities of approximately A$190 million at 30 June 2003, which was represented by committed facilities.

At 30 June 2003, the Company had total long term debt of approximately A$560.1 million. Of this amount, A$7.3 million, A$528.0 million, A$24.7 million and A$0.2 million was debt scheduled to mature in 2004-05, 2005-06, 2006-07 and after 2007-08 respectively. The table in Item 5E provides further information in respect of the Company’s outstanding indebtedness, earnings to fixed charges ratio and debt-to-capitalisation ratio as at the fiscal-year end for each of the past five years.

The Company has historically limited its net debt to not more than 40% of net debt plus shareholders’ equity. As at 30 June 2003, this gearing ratio was 11%.

ITEM 5 C – Research and Development

The Mayne Pharmaceutical business unit conducts research and development and the expenditure incurred since the acquisition of the Faulding business is disclosed below.

	% of Pharmaceutical Revenue	$A (millions)
12 months to 30 June 2003	9.7%	44.6
9 months to 30 June 2002 (1)	10.3%	34.3

Research and development expense as a percentage of revenues from the pharmaceuticals business was 9.7% and 10.3% for 2002-03 and 2001-02 respectively. The primary reasons for the relative decline compared to the prior year was due to the following:

•	Timing issues regarding the purchase of active pharmaceuticals ingredients used in R&D initiative between the periods; and

•	The increase in sales during the period.

Research and development continues to be a core focus for Pharma to increase the product pipeline and support organic growth. Mayne did not conduct research and development activities until the acquisition of Pharma in October 2001. The research and development activity reported above represents that undertaken by Pharma from the date of acquisition.

ITEM 5D Trends and Outlook of Results

We expect our financial results in 2004 and future years will be affected by the following principal factors:

•	The market for generic pharmaceuticals will be impacted by the number of drugs losing patent protection in various jurisdictions around the world;

•	Our ability to develop or source and have approved for marketing and distribution a generic version of drugs coming off patent;

•	Actions taken by regulators in various countries to encourage the use of generic versions of patented pharmaceutical products;

•	The level of market growth in our Diagnostic Imaging and Pathology businesses is impacted by the level of referrals provided by general practitioners and specialists to these practices in Australia as well as the levels of visits to general practitioners by patients;

•	Actions take by the Commonwealth Government taken to control the margin we can charge in our Pharmacy Services business as well as the prices we can charge for government reimbursed services in our Diagnostic Imaging and Pathology businesses;

•	Actions taken by regulators to change the Pharmaceutical Benefits Scheme in Australia;

•	The timing for completion of the sale of the hospitals business to the acquirors;

•	Whether or not the discussions that are continuing regarding the sale of our Pharmacy Services business result in a sale of that business;

•	The value of the Australian dollar, particularly in comparison to the British Pound, US dollar and the Euro;

•	Our ongoing efforts to control our costs and improve our productivity; and

•	Economic conditions globally and in Australia.

The Board has advised that it is in the process of considering capital management initiatives that would see a substantial proportion of the proceeds received on sale of the hospitals business returned to shareholders. An announcement regarding the proposed capital management program is planned before the end of the 2003 calendar year. The remainder of the proceeds from the sale of the hospitals business is planned to be used for debt reduction and development activities.

ITEM 5E Off Balance Sheet Arrangements

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

Mayne Group Debt Profile

	At Fiscal Year End
	2002-03	2001-02		2000-01		1999-00		1998-99
	(In A$ millions, except ratios)
Cash and deposits	$255.2	$425.6		$581.0		$109.9		$196.2
Non-finance leases	$350.3	$576.2		$500.0		$628.9		$512.4

Long Term Debt (1)	$560.1	$655.1		$704.5		$773.6		$704.5
Total Debt (2)	$630.0	$660.7		$1016.2		$839.9		$731.0
Net Debt (3)	$373.9	$194.2		$431.4		$729.4		$534.2
Ratio of earnings to fixed charges (4)	—	2.27	x	2.5	x	2.2	x	2.1	x
Debt to capitalisation (5)	15%	15%		34%		46%		38%

(1)	Debt maturing in excess of twelve months of period end (including finance leases).
(2)	Long term debt plus short term debt (including finance leases in each case).
(3)	Total debt less cash and deposits and loan receivables.
(4)	For the purpose of computing the ratio of earnings to fixed charges for any period, earnings consist of income before income taxes for such period plus fixed charges deducted in calculating net income for such period (excluding interest capitalised during the period). Fixed charges for any period consist of interest charges, including capitalised interest, and the portion of rental expenses deemed to be representative of the interest factor. For the year 2002-03, there was an earnings deficiency of ($A275,213) as calculated for the purposes of determining the ratio of earnings to fixed charges.
(5)	Ratio of long term debt to long term debt plus shareholders’ equity.

I. Hospital Financing

The following arrangements were established in prior years and will be unwound following the sale of the hospitals.

1. Geelong Private Hospital

Nature and Purpose:

The Geelong Private Hospital (“GPH”) financing structure is effectively a leasing arrangement which provides cost effective long term funding for Mayne. After a period of 25 years the facility will revert to the Geelong (public) Hospital owned by the State Government of Victoria, Australia.

The financing structure for the Geelong Hospital Project is firstly based on a ground lease from The Geelong (public) Hospital to a Special Purpose Vehicle (“SPV”). The SPV financed the construction of the hospital facility required by Mayne, with debt and equity funds contributed by a bank. The SPV subleased the land and buildings to Mayne. The financing structure involves no equity support, in either a direct or indirect form by Mayne. In order to maintain cashflow certainty, GPH’s floating rent liability was swapped into fixed rent by entering into pay-fixed interest rate swaps (as disclosed in Item 11). These interest rate swaps are effective cashflows hedges and have been fair valued in the financial statements under FAS133.

Financial Impact:

Following the sale of GPH in August 2003, both the off balance sheet debt and the related interest rate swaps were paid out by Mayne. A provision of A$19.2m representing fair value has been provided for in the financial statements as at 30 June 2003 (see Note 18) and the debt and interest rate swaps were subsequently closed out at an amount consistent with the provision.

2. Noosa Hospital

Nature and Purpose:

Noosa is a 109-bed health facility comprising a public hospital (74 beds) and a private hospital (35 beds) built as a 20-year BOOT (Build Own Operate Transfer) project. Similar to the GPH financing structure, the Noosa Hospital financing structure is a leasing arrangement, which is based on Queensland Health Department (“QHD”), a Queensland State Government agency, being a purchaser of public health services from Mayne for a period of 20 years. The construction of the health facility was financed by debt (the “Mortgagee Loan”) provided by a bank to a SPV. The funds were on-lent by the SPV to Mayne (the “Construction Loan”) on the condition that Mayne design, construct and commission the required hospital facility in accordance with Mayne’s obligations to QHD and that Mayne, lease the hospital facility to the SPV under a non-cancellable finance lease. The lease payments by the SPV under the finance lease are equal to the principal and interest payments made by Mayne on the Construction Loan. As such, Mayne and the SPV have agreed to have their respective lease payments and construction loan obligations set off. In consideration of Mayne providing the health services and the SPV providing the public health facility, QHD agreed to pay a service charge, which includes a capital recovery amount.

Financial Impact:

The interest rate on the Mortgagee Loan was fixed in 1998 at a rate of 7.3035% p.a. for a period of 10 years. Under this financing structure, Mayne is required to ensure that sufficient funds are placed in the SPV’s account each quarter to enable it to meet its principal and interest obligations under the Mortgagee Loan. The fixed loan repayment is $395k per quarter. As at 30 June 2003, the fair value of the Mortgagee Loan was approximately A$16.4m.

3. Joondalup Health Campus

Nature and Purpose:

Mayne Group operates the Joondalup Health Campus (“Campus”), a major health campus situated in Wanneroo, approximately 20 kilometres north of Perth, Western Australia. The Campus contains a public hospital (235 beds) and a private hospital (105 beds).

The Campus was commissioned and commenced operation in January 1998 following Mayne Group Limited’s (“MGL”) appointment by the Government of Western Australia (the “State”) to develop and operate the Campus. The project is a BOOT (Build Own Operate Transfer), with a term of 20 years for the public hospital and 40 years for the private hospital.

Mayne Finance Limited (“MFL”), a wholly owned subsidiary of MGL, is the company which acquired, constructed and funded the Campus. The land on which the Campus is situated has been leased by the State to MFL under a 20-year site lease (the “Site Lease”). MFL, in turn, has sub-leased the Site to MGL under a sub-lease (the “Sub-lease”) for a similar period to enable MGL to operate the Campus. Part of the Campus is leased from MGL back to the State under a Sub-sub-lease, for a Community Health Facility. In return for Mayne’s provision of the health services and facility, the State agreed to pay MGL an availability charge/ rental.

The construction of the Campus was initially funded by a 364-day banking facility. In June 1999, to eliminate financing and interest rate risk associated with the funding of a long-term asset with short-term debt, MFL’s floating debt was replaced by an A$92m fixed coupon (8.18% p.a.) bond (“the Bond”) for 20 years. Under this securitisation arrangement, MFL’s right to receive rent from MGL was sold to the trustee of the Bond Trust. The semi-annual coupon to bond holders is funded by rent payable by the State to MGL, as well as, group cashflows from Mayne. The Bond is rated by Standard and Poor’s and carries the same long term rating as MGL. The bond payments are administered by the Trustee of the Bond Trust. MGL is the manager of the Bond Trust.

Financial Impact:

As at 30 June 2003, the fair value of MGL’s commitment under this financing structure is approx. A$38.6m, which represents Mayne’s future rental payable in relation to the private hospital.

Importance:

The off-balance sheet financing arrangements for Geelong Private Hospital, Noosa Hospital, and Joondalup Health Campus provides cost effective long term funding for Mayne that typically matches the term of the underlying hospital services agreement. However, off balance-sheet financing arrangements are only considered and undertaken by Mayne on a project-by-project basis, typically for Build, Own, Operate & Transfer (“BOOT”) projects, where the financed asset reverts back to Government for nil consideration. Mayne’s core means of financing on-going operations is through on-balance sheet committed and uncommitted bank debt facilities and programs as disclosed in Note 24 of the financial statements.

Trend and Uncertainties:

All of the hospital finance arrangements (except rentals that relate to the public portion of Joondalup Bond) effectively rely on the hospitals’ ability to generate sufficient cashflows to service the off-balance sheet debt. Therefore there is a risk to Mayne that the level of patronage/ patient volumes may not be adequate to generate sufficient funds to meet the project specific fixed charge obligations. Under that scenario, Mayne would need to use alternative sources of funds to meet those project specific fixed charge obligations. As previously stated, Mayne announced the sale of its hospitals business to a consortium of private equity buyers in October 2003. It is important to note that Mayne expects to extinguish all obligations related to the Noosa and Joondalup financing arrangements upon transfer of these hospitals to the acquiring consortium when regulatory approvals are received.

II. Purchase Obligations

Under a purchase agreement with one of Mayne’s suppliers of medical products, Mayne has agreed to purchase medical products (which includes both equipment and services) from the supplier to the value of A$51,800,000 over the term of 5 years. (The agreement includes a provision that prevents the supplier from charging Mayne more than any other customer for any particular product charges). In return, Mayne purchased a Magnetic Resonance Imaging (“MRI”) system and a Computerised Tomography (“CT”) system from the supplier a discounted price. If the value of products purchased by Mayne falls short of the agreed value of A$51,800,000, then Mayne is required to pay the supplier liquidated damages. Based on products purchased to date under this agreement, the outstanding purchase obligations have been reduced to A$36,900,000. The amount of liquidated damages payable is calculated by multiplying $2,012,500 (in respect of the first two years) or $1,112,000 (for each subsequent year) by the percentage by which Mayne falls short of the required level of purchases for the relevant year or years. As such, the risk of Mayne being required to pay the liquidated damages (if any) is dependent on the level of purchases it makes over the term of the contract.

Item 5F - Contractual Obligations and Commercial Commitments

The table below summarises Mayne’s contractual obligations as at 30 June 2003:

Contractual Obligations	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term Debt	20,474	1,582	3,163	3,163	12,565
Capital Lease Obligations	21,194	9,467	10,088	1,639	—
Operating Leases*	350,260	74,505	96,479	61,690	117,586
Purchase Obligations	36,900	4,800	21,400	10,700	—
Other Long-Term Liabilities Reflected on the Registrant's Balance Sheet under GAAP	67,966	4,445	8,890	8,890	45,740
Total Contractual Obligations	496,794	94,799	140,021	86,083	175,892

Under a signed lease agreement with one of Mayne’s lessors, if Mayne’s long-term credit rating falls below BBB-, Mayne is required (within 90 days) to either early terminate the operating leases with the lessor, purchase the leased assets outright or come to an acceptable go forward arrangement with the lessor. As at 30 June 2003, the total operating lease commitment with the said lessor was A$ 46.8m. Of this amount, approximately A$33.2m was related to Logistics businesses that were sold during the financial year. Mayne is currently in the process of novating these leases (and hence the operating lease commitments) to the purchasers of those businesses (subject to acceptance by the lessor). As disclosed in Item 4, on October 21 2003, Mayne announced that it reached agreement with a consortium of buyers for the sale of its entire Hospitals business. As a result of this sale, approximately A$6.7m of leases that relate to the Hospitals business will be novated to the purchasers of the business (subject to acceptance by the lessor). Post the novation of Logistics & Hospitals leases, the level of outstanding operating lease commitments with the said lessor will be only A$6.9m.

On October 31 2003, Mayne’s long –term credit rating was lowered to below BBB-, at this stage following the recent downgrade, the said lessor has not notified Mayne of any required changes to the outstanding operating leases.

ITEM 6-DIRECTORS AND SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Board of Directors

At 31 October 2003, the Directors of the Company were as follows:

Name	Position	Initially Elected or Appointed	Date Eligible for re-election
Peter John Willcox	Chairman	2002	2005
Peter Charles Barnett	Director	1996	*
Sir Ross Buckland	Director	2001	2004
Stuart Bruce James	Managing Director	2002	—
Sarah Carolyn Hailes Kay	Director	2001	2004
Peter Edward Mason	Director	1992	2003
Rowan McRae Russell	Director	2001	2003
Prof Judith Sloan	Director	1995	*

*	Under the current board policy, there is a tenure limit of 9 years for non-executive directors. Prof J Sloan reaches 9 years service in December 2004 and Mr PC Barnett will reach 9 years service in February 2005.

Mr P J Smedley retired as a Director on 28 August 2002 and Mr M R Rayner retired as Chairman and Director on 31 December 2002. Mr P J Willcox was appointed as a Director on 1 October 2002.

Pursuant to Mayne’s constitution, and subject to the provisions of the Corporations Act 2001, a Director may from time to time, by notice in writing to the Company, appoint any person approved by the majority of the other Directors to act as an Alternate Director in the Director’s place for such period as the Director decides. At 31 October 2003 there were no Alternate Directors.

Details of each Director’s qualifications, experience and special responsibilities are as follows:

Mr Peter Willcox

BA (Hons), MA (Cambridge)

Chairman

Mr Willcox joined the Board on 1 October 2002 as Deputy Chairman and became Chairman on 1 January 2003. He is a member of the Board’s Audit and Compliance Committee and its Remuneration and Nomination Committees. He is Chairman of AMP Ltd. Former Director of FH Faulding & Co Ltd, Lend Lease Corporation Ltd, James Hardie Industries Ltd, Schroders Holdings Australia Ltd, BHP Ltd, North Ltd, Woodside Petroleum Ltd, Energy Developments Ltd, Tejas Gas Corporation (USA) and Hamilton Oil Corporation (USA). Former Chief Executive Officer of BHP Petroleum. Age 58.

Mr Peter Barnett

FCPA

Mr Barnett joined the Board on 28 February 1996. He is Chairman of the Board’s Audit and Compliance Committee and a member of its Remuneration Committee. Director of AMCIL and Santos Ltd, and Director and shareholder of Opis Capital Ltd. Member of the ABN AMRO Australasian Advisory Council and a member of the Victoria Racing Club Committee. Former Chief Executive Officer of EZ Industries Ltd and Managing Director of Pasminco Ltd (1988-1995). Mr Barnett has 15 years experience in executive general management positions in large capital intensive organisations with operations in Australia, Europe and the USA. Mr Barnett was previously a member of the Business Council of Australia and a former President of the Minerals Council of Australia. Age 63.

Sir Ross Buckland

FCPA, FCIS

Sir Ross joined the Board on 25 September 2001. He is Chairman of the Board’s Remuneration Committee and a member of its Occupational Health, Safety and Environment Committee. Director of Allied Domecq Plc and Clayton Utz. Former Chief Executive of Uniq Plc (formerly Unigate Plc) London (1990-2001). Formerly with Kellogg Cereal Company (1973-1990), holding Chief Executive positions in Australia/New Zealand, then Canada and Europe. Former Director of Goodman Fielder Ltd, President of the United Kingdom’s Food and Drink Federation and the Institute of Grocery Distribution, Vice President of CIAA (the European Food and Drink Federation), Member of the UK Medical Research Foundation and President’s Committee of the Confederation of British Industry. Age 60.

Mr Stuart James

BA (Hons)

Group Managing Director and Chief Executive Officer

Mr James joined Mayne as Chief Operating Officer in July 2000. He joined the Board on 29 January 2002 as an executive Director and became Group Managing Director and Chief Executive Officer in August 2002. Previously Managing Director, Australian Financial Services, Colonial, including Managing Director, State Bank of NSW, following 25 years with Shell Australia and Shell International. Age 54.

Ms Carolyn Kay

BA, LLB, GradDipMgmt, MAICD

Ms Kay joined the Board on 28 September 2001. She is Chairman of the Board’s Nomination Committee and is a member of its Occupational Health, Safety and Environment Committee. Director of Treasury Corporation of Victoria and Commonwealth Bank of Australia, Deputy Chair Victorian Funds Management Corporation and advisor of Morgan Stanley. Former Executive Director of Morgan Stanley (in London and Melbourne) and Director of Colonial State Bank. Age 42.

Mr Peter Mason AM

BCom (Hons), MBA

Mr Mason joined the Board on 8 September 1992. He is a member of the Board’s Audit and Compliance Committee. Chairman of the Australian operations of international bank JP Morgan Chase. Also a Member of the Council of the University of New South Wales and a Director of the University of New South Wales Foundation, Governor of the Taronga Foundation and Director of the Westmead Hospital (Sydney) Millennium Institute. Previously Chairman and Director of Australian investment banks Ord Minnett, Schroders and Lloyds, and previously Chairman and Director of a number of Australian public companies. Previously Deputy Chairman of the Board of the Royal Alexandra Hospital for Children in Sydney, and Director and Trustee of a number of charitable and education bodies. Age 57.

Mr Rowan Russell

BA, LLB (Hons)

Mr Russell joined the Board on 28 August 2001. He is Chairman of the Board’s Occupational Health, Safety and Environment Committee and is a member of its Nomination Committee. Partner of Mallesons Stephen Jaques, specialising in financial services law and securities offerings. Previously a Managing Partner and Executive Partner and a member of the Mallesons National Board. A Professional Associate of the Monash University Law School. Age 48.

Professor Judith Sloan

BA (Hons), MA (Melb), MSc (Lon)

Professor Sloan joined the Board on 12 December 1995. She represents the Board on the Trustee Board of the Mayne Group Superannuation Fund Pty Ltd. Also Director of Santos Ltd, Deputy Chairman Australian Broadcasting Corporation and Chairman of SGIC Holdings Ltd. Commissioner of the Productivity Commission (part-time). Former Professor of Labour Studies, Flinders University, South Australia. Age 48.

Senior Management

The Senior Managers of the Company as at 31 October 2003 are as follows:

Name	Position	Initially Appointed	Joined Company
Stuart Bruce James	Group Managing Director and Chief Executive Officer	2002	2000
Paul Andrew Binfield	Chief Financial Officer	2003	1999
Robert John Cooke	Group General Manager Hospitals	2002	2000
Peter John Fleming	Chief Information Officer	2002	2002
Stuart Hinchen	President Americas	2003	1995
Peter Lindsay Jenkins	Chief Development Officer	2000	2000
Michael Kotsanis	President Asia Pacific	2003	2001
Jeffrey Wayne Pearce	Group General Manager Personnel	2000	2000
Alan Morton Reid	President Global Services (Pharmaceuticals)	2001	2001
Scott Richards	President Europe, Middle East, Africa	2003	2001
Stephen Patrick Roche	Group General Manager Health Services	2002	2001

Details of each Senior Managers’ (other than SB James) qualifications, experience and special responsibilities are as follows:

Peter Jenkins

BCom, ACA (NZ)

Chief Development Officer

Peter joined Mayne in 2000 and is responsible for Mayne’s financial management as well as the strategic development of the group. He previously held senior planning, business integration and finance positions at Colonial – including Chief Financial Officer of Colonial Australian Financial Services – and senior planning, finance and marketing positions at Shell Australia. Age 51.

Paul Binfield

BA (Hons), ACA (UK), ACA (NZ)

Chief Financial Officer

Paul joined Mayne in 1999 and is responsible for all aspects of Mayne’s financial management and reporting as well as the group’s corporate services. Prior to Mayne, Paul was employed in a senior financial position with Fortis, an international financial services company. Previously he worked with Price Waterhouse in Australia and overseas. Age 38.

Robert Cooke

DipBus, BHA

Group General Manager Hospitals

Robert joined Mayne in 2000 following earlier roles with the company from 1991 to 1998. He is responsible for Mayne’s hospital division. Robert has more than 25 years experience in hospital management, including the CEO role at a number of hospitals both within and outside the Mayne network. Age 47.

Stuart Hinchen

BEc, CA

President, Americas

Stuart joined Mayne in 1995. He is responsible for the pharmaceutical businesses in the USA, Canada and Latin America. Stuart previously held senior finance positions within Mayne both in Australia and internationally. Age 40.

Michael Kotsanis

BSc, GradDipBus, MBus

President, Asia Pacific

Michael joined Mayne in 2001. He is responsible for the sales, marketing, licensing, regulatory and medical information activities within Mayne’s pharmaceutical business in the Asia Pacific region. He has over 15 years experience within the pharmaceutical industry and held a variety of sales and marketing positions with a multi-national company until he joined Faulding in 1999. Age 37.

Alan Reid

BA (Hons)

President, Global services (Pharmaceuticals)

Alan joined Mayne in 2001. He is responsible for the group’s global pharmaceutical support activities, including marketing, technical operations, product and research development and quality as well as the consumer products business unit. Alan was previously Senior Vice President - Asia Pacific for Basell International, a BASF/Royal Dutch Shell Group joint venture. Through previous assignments with Shell International, he has multi-discipline international experience in the energy, resources, polymers and chemical industries. Age 57.

Scott Richards

President, Europe, Middle East, Africa

Scott joined Mayne in 2001. He is responsible for Mayne’s pharmaceutical operations in the Middle East, Africa and Europe. Scott previously held a number of senior positions within Faulding’s pharmaceutical business, including Vice President, Commercial Operations for Australia and New Zealand. Age 39.

Stephen Roche

BBus

Group General Manager Health Services

Stephen joined Mayne in 2001. He is responsible for the group’s health services division, which includes pathology and diagnostic imaging services, medical centres and pharmacy. Stephen previously held a number of senior positions at Faulding and was appointed Chief Operating Officer of its health care services business in 1999. Age 41.

Peter Fleming

BBM, G Dip Comp

Chief Information Officer

Peter joined Mayne in 2002. He is responsible for information technology initiatives across the group, including the evaluation of emerging technologies to support Mayne’s businesses internationally. Previously Chief Information Officer at Vodafone Australia and Colonial, Peter has also held senior IT roles with Coles Myer. Age 44.

Jeff Pearce

BCom

Group General Manager Personnel

Jeff joined Mayne in 2000 and is responsible for personnel, public affairs and security for the group. Jeff was previously Group General Manager Personnel at Colonial, following a 30-year career with Trans Australia Airlines where he held senior positions in personnel and airline operations. Age 60.

B. COMPENSATION

The Company’s broad policy for the management of emoluments of Board members and senior executives is as follows:

Non-Executive Directors

The Company’s Constitution provides that the Board shall determine the total remuneration paid to Directors for their services as Directors in respect of each year and its distribution amongst them, provided that such total amount shall not exceed the maximum amount approved from time to time by shareholders in a general meeting.

The Board periodically obtains external independent advice as to the appropriate remuneration levels to remain competitive with the market. In particular, the Board seeks to position the emoluments of Board members in the range of the 3rd quartile having regard to companies of comparable size and complexity to the Company.

In May 2003, the Board resolved to discontinue the practice of entering into agreements to pay retirement allowances to Non-Executive Directors. Current Non-Executive Directors who had served on the Board for less than two years as at May 2003, and any new appointees, will not be entitled to a retirement allowance upon ceasing to hold office. Those Directors will, however, receive higher annual Directors’ fees (increased from $75,000 per annum to $100,000 per annum, and from $225,000 per annum to $300,000 per annum in the case of the Chairman) with the increase paid with effect from the commencement of their appointment as a Director. The increase is commensurate with the value of the benefits forgone based on independent actuarial advice.

Current Non-Executive Directors who had served on the Board for more than two years had previously entered into service agreements with the Company which provide a retirement allowance calculated in accordance with the formula described in the agreement previously approved by shareholders. The obligations owed to those Directors under the existing service agreements will be honoured by the Company, and accordingly their annual Directors’ fees remain at $75,000 per annum.

The Board also believes it is important for Non-Executive Directors to have share ownership in the Company to better align their interests with those of shareholders. To achieve this, the establishment of a Non-Executive Directors’ Share Plan (‘the Plan’) was approved by shareholders at the Annual General Meeting held in November 2000. From commencement, the Plan required all existing and future Non-Executive Directors to apply a minimum of 10 per cent of their annual Directors’ fees in acquiring ordinary shares in the Company at the market price at the time of acquisition, although it allows Non-Executive Directors to take a higher proportion of their fees in the form of shares should they elect to do so.

A Non-Executive Director who is allocated shares under the Plan generally must not transfer those shares before the earliest of the end of ten years from the date acquired and the date on which the Non-Executive Director ceases to be a Director of the Company.

In May 2003, the Board also resolved to increase the minimum proportion of Directors’ fees to be applied in acquiring shares in the Company under the Non-Executive Directors’ Share Plan from 10% to 20% in the case of Directors who are not entitled to a retirement allowance. Directors who are entitled to receive a retirement allowance are required to continue to apply a minimum of 10% of their fees in acquiring shares under the Plan.

During the 2003 financial year, a total of 69,144 ordinary shares were purchased on the market in accordance with the Plan. No shares were issued under the Plan during the year.

Total fees paid to Non-Executive Directors (cash plus shares) are inclusive of fees in connection with attendance at Board and Board Committee meetings.

Details of the amount of each element of the emoluments of each Non-Executive Director are:

Non-Executive Director	Director Fees		Other payments (b) $	Other benefits (c)	Total Remuneration $
	Cash (a) $	Shares $
P J Willcox	159,337	29,288	—	16,973	205,598

M R Rayner	101,250	11,250	750,756	10,125	873,381

P C Barnett	69,375	5,625	—	6,750	81,750

R Buckland	102,700	16,300	—	10,710	129,710

S C H Kay	102,700	16,300	20,000	10,710	149,710

P E Mason	18,750	56,250	—	6,750	81,750

R Russell	69,875	51,125	20,000	15,451	156,451

J Sloan	63,750	11,250	—	6,750	81,750

(a)	A cash payment was made in lieu of a Non-Executive Directors’ Share Plan purchase which did not proceed during the September quarter due to price sensitive information being held by Directors at that time. In addition, an adjusting payment was made to those Directors who had not entered into a service agreement with the Company prior to the decision to terminate the Company’s retirement allowance scheme for Non-Executive Directors, to reflect the consequently higher annual fee for those Non-Executive Directors.
(b)	Mr M R Rayner received a retirement payment. Ms S C H Kay and Mr R Russell received a fee in connection with their work as the Board’s representatives on the Logistics De-merger Due Diligence Committee.
(c)	The Non-Executive Directors’ other benefits include FBT and company contributions to superannuation.

Executive Directors

Mr P J Smedley resigned as Group Managing Director and CEO with effect from 28 August 2002 and, up to and including this date, was paid amounts owing under his Service Agreement, i.e. salary, superannuation and accrued annual leave entitlements.

From 29 August until 31 December 2002 Mr Smedley was engaged as a consultant to the group to assist in relation to the de-merger (eventually the sale) of the group’s non-healthcare Logistics business. For this period, Mr Smedley was paid a consultancy fee of $583,334.

In accordance with the terms of his Service Agreement Mr Smedley repaid the outstanding balance of the loan provided in 2000 to acquire shares in the Company.

Mr James was appointed Group Managing Director and CEO on 29 August 2002.

At the November 2002 Annual General Meeting shareholders approved the grant of Share Acquisition Rights to the Group Managing Director and CEO under the rules of the Mayne Group Performance Share Plan.

The broad arrangements of the grant under the Plan are summarised as follows:

•	The Share Acquisition Rights (SARs) are to be granted in three equal tranches. The first was granted on 12 November 2002 and the second on 29 August 2003. The third tranche will be granted on 29 August 2004, the second anniversary of the date of Mr James’ appointment as Group Managing Directors and CEO. Each SAR carries an entitlement to a fully paid ordinary share in the Company at no cost to the recipient (a Performance share) upon satisfaction of vesting conditions.

•	The vesting conditions relate to cash earnings per share (EPS) growth over successive three year periods. Mr James will be entitled to vest 50% of the SARs in this grant where a target level of 10% per annum average annual cash EPS growth is achieved over the relevant three year period. This will increase pro rata for performance above the target cash EPS growth figure resulting in 100% of the SARs vesting for achieving 15% per annum average annual cash EPS growth over the three year period.

•	Once a SAR vests, Mr James is not entitled to trade in the resulting Performance Share, without the prior consent of the Board, for a period of 10 years after the date of the grant of the SAR, or until ceasing employment with the Company, whichever is earlier.

Details of the nature and amount of each element of emolument of the Executive Directors are:

Executive Director	Base Salary (a) $	Interest Free Loan Benefit (b) $	Share Acquisition Rights (c) $	Other Benefits (d) $	Total Remuneration $
S B James	1,380,682	125,938	45,333	69,384	1,621,337
P J Smedley	289,913	52,761	—	155,447	498,121

(a)	The Executive Directors did not receive any fees for their services as a Director.
(b)	The benefit of interest free loans was provided to finance an issue of 2,000,000 shares to Mr Smedley and 750,000 shares to Mr James, on 23 June 2000 at market price, as approved by shareholders at the 2000 Annual General Meeting. All dividends payable on these shares after tax, are applied to loan repayment. The interest free loan benefit was calculated using an interest rate of 6.05% per annum.
(c)	In accordance with guidelines published by the Australian Securities and Investments Commission (ASIC), remuneration includes a proportion of the notional value of the 140,000 SARs granted to Mr James during the year. The notional value of the November 2002 grant, using the Black Scholes methodology at $1.36 per SAR, is $190,400. The amount disclosed represents the pro rata notional value from the date of grant to year end, calculated on the basis that the SARs will vest at the end of the 2005 financial year.

The value determined by this methodology is not related to nor indicative of any benefit that the executive may ultimately realise should the SARs vest.

(d)	Mr James’ other benefits include FBT liability and Mr Smedley’s other benefits include FBT, company contributions to superannuation and payment in lieu of pro-rata annual leave entitlements.

Senior Executives

The group is going through a period of strategic turnaround. The organisation has a flat management structure and the Remuneration Committee acknowledges that significant management responsibility is allocated to a limited number of senior executives. To succeed in its endeavours the Company must be capable of retaining and attracting key executive staff, and remuneration is one of the important means of achieving this objective.

The Committee obtains market data to benchmark remuneration levels, using the components of Total Remuneration to maintain an appropriate balance between fixed and variable performance related reward, all with the aim of positioning senior executive remuneration in the range of median to 3rd quartile of the market for positions in companies of comparable size and complexity to the Company. Details of the components are:

•	Fixed Annual Remuneration (FAR): comprises salary, company superannuation contributions and other benefits (for example, novated vehicle lease) including applicable FBT;

•	Short Term Incentive (STI): expressed as a proportion of FAR for the achievement of a range of performance targets agreed each year with the individual executive, and a maximum amount for performance greatly exceeding these targets, paid in cash after assessment of the performance for the year ended 30 June; and

•	Long Term Incentive (LTI): provided as variable equity participation.

The LTI reward for executives has been provided through the Mayne Executive Share Option Scheme (“the Scheme”) which was approved by shareholders in 1988. The Scheme was based on the allocation of options at an exercise price equal to the underlying share price at the date of allocation. The decision was taken in July 2002 to cease new allocations beyond those already approved, and the Board does not intend to make further allocations under the Scheme.

Independent advice from the Hay Group confirms that with the suspension of the Scheme, remuneration for the Company’s executives is not in line with market practice.

Senior Executive Short Term Incentive Plan

To ensure that the CEO and other key executives’ services are secured during the crucial period of repositioning the Mayne Group, the Board has established the Senior Executive Short Term Incentive Plan (SESTIP) to replace the Share Option scheme.

The SESTIP will have the characteristics of both short term and medium term incentives, in that a participating executive will be required to take a minimum of 40% of the amount awarded as the annual incentive in Mayne shares and the balance in cash. The executive may elect to take a higher proportion of the amount awarded (up to 100%) as shares, which represents the medium term part of the incentive.

The number of shares to be allocated will be determined by dividing the average underlying Mayne share price for the five day trading period as determined by the Board into the percentage nominated by the executive of the amount awarded as the annual incentive.

At the commencement of each financial year the Board will set performance hurdles for the purpose of the SESTIP, against which the level of achievement will be assessed to determine the amount to be awarded as the annual incentive. If performance targets are not met, no incentive amount will be awarded.

The shares shall be subject to restrictions in that vesting of the shares requires the executive to remain in Mayne employment for 3 years from the grant of shares. In the event the executive terminates their employment with Mayne prior to the expiry of the vesting period, the right for the shares to vest shall lapse.

The vested shares shall be held by a trustee for the executive for up to 10 years whilst the executive remains in Mayne employment. Whilst absolutely entitled to all vested shares on termination of employment, the executive will not be entitled to receive title to the shares until 12 months after the date of termination of employment.

In the event of fundamental change such as ownership control occurring within the period of 3 years from the grant of shares and the executive is retrenched the shares shall vest, but title will not transfer until 12 months after the date of retrenchment.

The SESTIP has been structured so that the proportion of the annual incentive to be taken as shares is “sacrificed” from a tax perspective. This will allow for the deferral of income tax under tax laws should the executive so elect for a maximum of up to 10 years.

On 10 November 2003, shareholder approval was obtained for the acquisition of shares by or on behalf of the CEO in accordance with the SESTIP.

The following table sets out an analysis of the nature and amount of emolument of the five highest remunerated executives for the year ended 30 June 2003.

Executive	Annual Base Salary $	Performance Based Bonus (a) $	Other Benefits (b) $	Options Held (c) $	Total Remuneration $
A M Reid	560,000	225,000	9,883	154,857	949,740
P L Jenkins	488,016	37,000	182,557	163,714	871,287
D B Cranwell	387,000	225,000	97,642	21,371	731,013
S P Roche	408,320	19,550	71,149	132,000	631,019
J W Pearce	333,478	50,000	82,053	67,429	532,960

(a)	Comprises bonus payments in accordance with the STI provisions of their employment contracts for the year ended 30 June 2002, based on performance in that year.
(b)	Comprises other remuneration benefits such as company contributions to superannuation and the package value of motor vehicle benefits inclusive of FBT.
(c)	In accordance with guidelines published by ASIC, remuneration includes a proportion of the notional value of options granted to executives in prior years. The notional value of the options is to be progressively recognised as remuneration over the relevant option’s vesting period. The remuneration value of options held is the value of each series of options issued, using the Black Scholes methodology, divided by the number of financial years until each series of options vests.

The value included as remuneration is not related to nor indicative of any benefit that the executive may ultimately realise should the options be exercisable.

Only the Directors and the “top 5” senior management income figures are required to be disclosed under the Corporations Act 2001.

The aggregate income received or due and receivable by Directors and Senior Management for the year ended 30 June 2003 was approximately A$9,555,638. This amount covers 20 people worldwide.

As at 30 June 2002, the Company participated in superannuation plans applicable to all of the Company’s employees generally, which include benefits to Directors and Officers or their dependants on retirement, resignation, disablement or death. The Company makes contributions as specified in the rules of the respective funds.

The Company has established a separate plan for non-executive Directors which provides benefits upon retirement. The aggregate amount set aside or accrued with respect to this plan during 2002-2003 was A$110,000 (2001-2002, A$230,000).

At 30 June 2003, the maximum amount to be provided in future periods was A$871,000 (30 June 2003, A$1,322,000).

For full details of Directors and Senior Managers option and shareholdings see Item 7 “Share Ownership” below.

C. BOARD PRACTICES

Role of the Board

The Board is the governing body of Mayne Group Limited and seeks to represent and serve the interests of shareholders by overseeing and appraising the strategies, policies and performance of the company. The Board’s role includes protecting and optimising company performance and increasing shareholder value, setting the company’s values and standards, and ensuring shareholders are kept informed. A written Board Charter which includes details in relation to the responsibilities of the Board and its relationship with management was adopted by the Board in June 2003 and a copy is available from the Corporate Governance section on the company’s website.

Corporate governance principles

The Board has reviewed its corporate governance policies in line with the Australian Stock Exchange Corporate Governance Council’s “Principles of Good Corporate Governance and Best Practice Recommendations” published in March 2003. Mayne’s current policies and procedures comply with the Best Practice Recommendations in all material respects.

Board composition

The Board has eight Directors – seven non-executive Directors including the Chairman and one executive Director. All current non-executive Directors are considered by the Board to be independent, having regard to the guidelines for assessing “independence” set out in the Best Practice Recommendations and the materiality threshold referred to below. Broadly speaking, these guidelines seek to determine whether the Director is generally free of any interest and any business or other relationship which could, or could be perceived to, materially interfere with the Director’s ability to act in the best interests of the company. Where the Director has an affiliation with a business which provides to or acquires from Mayne goods or services in the ordinary course of business on an arms-length basis and which, during the last three years, accounts for less than 2% of consolidated gross revenue or costs (from the separate perspectives of both Mayne and the particular business in question), this should be regarded as immaterial for the purpose of determining independence. Where this threshold is exceeded, the materiality of the particular circumstance with respect to the independence of the particular Director will be reviewed by the Board. The names, qualifications, skills, experience, expertise, and appointment dates of the current Directors of the company are set out above.

The composition of the Board is reviewed by the Nomination Committee to ensure that the Board has the appropriate mix of expertise and experience. Whilst it is the Board’s role to define the desired qualifications and attributes for any new Board candidate, the Board seeks the advice of the Nomination Committee which also puts forward appropriate candidates from time to time, generally with input from independent consultants.

Board meetings and contacts with executives

The full Board holds regular scheduled meetings each year, plus meetings at such other times as may be necessary to address any significant matters that may arise, such as major investment decisions. Fourteen Board meetings were held during the year. Senior executives regularly attend Board and Board Committee meetings to make presentations, and Directors also undertake visits to operational sites from time to time.

Performance review of Board

In recent years, the Board has periodically conducted a review of its processes to ensure that it is able to carry out its functions in the most effective manner. This has involved each Director assessing and commenting on the Board’s performance against its major accountabilities. The Board again undertook this review process in 2002/03, during September and October 2002.

In June 2003, the Board initiated new procedures for performance review of the Board and its

Committees. On an annual basis, each Director is to provide written feedback in relation to the performance of the Board and its Committees against a set of agreed criteria. Feedback will be collected by the Chairman, or an external facilitator, and discussed by the Board, with consideration being given as to whether any steps should be taken to improve performance of the Board or its Committees. Where appropriate to facilitate the review process, assistance may be obtained from third parties. Details of the performance evaluation process in relation to the Board and its Committees are available from the Corporate Governance section on the company’s website.

Board Committees

To assist in the execution of its responsibilities, the Board has previously established a number of Board Committees including an Audit and Compliance Committee, Compensation and Nomination Committee, Occupational Health, Safety and Environment Committee, Share Issue Committee and a Standing Committee for Urgent Matters. Towards the end of the year, the Compensation and Nomination Committee was replaced by two separate Committees, the Remuneration Committee and the Nomination Committee.

Audit and Compliance Committee

This Committee is responsible for providing a link between the external auditors of Mayne and the Board. It reviews financial statements for accuracy, to ensure they reflect a true and fair view, and for adherence to accounting standards and policies. The Committee reviews accounting policies adopted or any changes made or contemplated, and is also responsible for reviewing the plans, results and effectiveness of the external and internal audit programs. In addition, it is the Committee’s role to approve the scope of the audit and recommend the external auditors’ fees for Board approval. It also ensures that procedures are in place to verify the existence and effectiveness of accounting and financial systems and other systems of internal control and business risk management.

Another role of this Committee is to review procedures and policies the company has in place to ensure compliance with laws and regulations in areas such as trade practices, occupational health and safety, and the environment, in addition to insider trading laws and continuous disclosure requirements.

The Charter for the Audit and Compliance Committee was reviewed and revised in June 2003 and is available from the Corporate Governance section on the company’s website. In accordance with the revised Charter, the Committee is responsible for making recommendations to the Board on the appointment, reappointment, replacement and remuneration of the external auditor as well as evaluating the auditor’s performance and independence. The Committee will review the appointment of the external auditor annually based on an assessment of the auditor’s performance and independence. The Committee also plays a role in monitoring (and if necessary approving) non-audit services performed by the external auditor. In this context, guidelines were implemented in the second half of the year that clearly identify the types of non-audit services that may be provided by the external auditor including those that may be provided with Committee approval, those that must be referred to the Board for approval, and those that are strictly prohibited. In addition, the Committee is responsible for reviewing the results and effectiveness of the internal audit programs, as well as monitoring its independence from the external auditor. Further details of the current policies and procedures adopted by the Board in June 2003 with respect to the external auditor are available from the Corporate Governance section on the Company’s website.

The revised Charter provides that the Committee must consist of only non-executive Directors, a majority of independent Directors, an independent chair who is not Chairman of the Board and a minimum of three Board members. It also states that all members should be financially literate and at least one member should have financial expertise (ie a qualified accountant or other financial professional with experience of financial and accounting matters).

At the commencement of the year, a majority of members of the Committee (including the Chair) were independent non-executive Directors. Since 28 August 2002, all members have been independent non-executive Directors. The members during the year were Messrs PC Barnett (Chair), MR Rayner (until retirement on 31 December 2002), PE Mason, PJ Willcox (since 1 January 2003) and PJ Smedley (ex-officio member until 28 August 2002). The Committee met eight times during the year with all members being in attendance on each occasion.

The external audit partner usually attends meetings by invitation, as do relevant senior executives of Mayne. The external auditors (KPMG) were appointed in 1990 and their continued appointment has been subject to review. The Lead External Audit Engagement Partner was last rotated in 2002 and, under current policy, is required to rotate at least once every five years.

Compensation and Nomination Committees

During the year, this Committee’s purpose was to monitor, review and make recommendations to the Board, as necessary, regarding:

•	the remuneration arrangements for the Group Managing Director and Chief Executive Officer and other senior executives;

•	the remuneration policies and personnel practices and strategies of the company generally;

•	company option / share schemes;

•	the remuneration arrangements for non-executive members of the Board; and

•	the size and composition of the Board, criteria for Board membership and the membership of the Board, and to propose candidates for consideration by the Board.

In April 2003, the Committee was replaced by two separate committees namely the Remuneration Committee and the Nomination Committee. The Remuneration Committee has taken over the previous responsibilities of the Compensation and Nomination Committee in relation to remuneration arrangements and personnel policies and practices, while the Nomination Committee has assumed the responsibilities relating to Board membership, size and composition. In addition, the Nomination Committee is also responsible for assisting the Board as required in relation to performance evaluation of the Board, its Committees and individual Directors and for reviewing and making recommendations in relation to any corporate governance issues as requested by the Board. Full details of the Committee Charters including the policy and procedure for selection and appointment of new Directors are available from the Corporate Governance section on the company’s website.

At the commencement of the year, a majority of members of the Compensation and Nomination Committee (including the Chair) were independent non-executive Directors. Since 28 August 2002 and prior to it being replaced, all members were independent non-executive Directors. The members during the year were Sir Ross Buckland (Chair) and Messrs PC Barnett, MR Rayner (until retirement on 31 December 2002), PJ Willcox (since 1 January 2003) and PJ Smedley (ex-officio member until 28 August 2002). The Committee met twice during the year with all members in attendance on both occasions.

The Nomination Committee and Remuneration Committee charters both specify that each Committee must consist of a minimum of three members (the majority being independent Directors) and is to be chaired by an independent Director (in the case of the Remuneration Committee, who is not the Chairman of the Company).

The members of the Remuneration Committee are Sir Ross Buckland (Chair) and Messrs PJ Willcox and PC Barnett, all independent non-executive Directors. The Committee (having been formed as a separate committee in April 2003) met once during the year with all members in attendance.

The members of the Nomination Committee are Ms SCH Kay (Chair) and Messrs PJ Willcox and RMcR Russell, all independent non-executive Directors. The Committee (having been formed as a separate committee in April 2003) met once during the year with all members in attendance.

Occupational Health, Safety and Environment (OHSE) Committee

This Committee’s role is to review and report to the Board as appropriate on all significant OHSE policies and the adequacy and effectiveness of the systems in place to manage OHSE risks and issues across the group, and to ensure adequate internal and external audit review of the OHSE management system and major risks.

The members of the Committee are Mr RMcR Russell (Chair), Sir Ross Buckland and Ms SCH Kay, all independent non-executive Directors. The Committee met three times during the year with all members in attendance other than one meeting which Sir Ross Buckland was unable to attend.

Share Issue Committee and Standing Committee for Urgent Matters

All Directors are members of these Committees, although it is not expected all will attend each meeting.

The Share Issue Committee has delegated power to issue shares under the Dividend Reinvestment Plan and employee share and option schemes and in other circumstances approved by the Board. Two Directors, including at least one non-executive Director, can form a quorum.

The Standing Committee for Urgent Matters deals with matters that require an immediate response and have previously been approved in principle by the Board. Three Directors, including the Group Managing Director and at least two non-executive Directors, can form a quorum.

These Committees did not meet during the year.

Director remuneration and other terms and conditions of appointment

The company’s Constitution provides that the Board shall determine the total remuneration paid to Directors for their services as Directors for each financial year and its distribution amongst them, provided that the total amount does not exceed the maximum approved from time to time by shareholders in general meeting.

Total remuneration for all non-executive Directors, last voted upon by shareholders at the 2001 Annual General Meeting, is not to exceed $1,000,000 per annum in aggregate (excluding retirement benefit).

The total remuneration paid (excluding retirement benefits) to all of the non-executive Directors for their services as Directors during 2002/2003 in aggregate was $969,644. Further details of Director emoluments, and of the Board’s policy and practice with respect to Director remuneration, are set out above.

During the year the Board changed the structure of Board remuneration by closing the non-executive Director retirement allowance scheme to all future Directors and to current non-executive Directors with less than two years service. Previously, after completing two years of service, each Director was invited to enter into a service agreement which provides a retirement benefit on terms previously approved by shareholders. The three longer serving non-executive Directors, being Messrs PE Mason, PC Barnett and Professor J Sloan have pre-existing service agreements with the company and continue to be entitled to the payment of a retirement allowance in accordance with their agreements (the form of which had previously been approved by shareholders). Under these agreements the company provides a retiring allowance equivalent to the last three years of the Director’s fees, plus 5% of that amount for each additional year of service beyond three years. Any superannuation benefits from compulsory company contributions are deducted from this allowance.

In recognition of the closing of the non-executive Director retirement allowance scheme, annual fees for non-executive Directors with less than two years service (and therefore not party to a service agreement) were increased from $75,000 to $100,000, with the Chairman’s fee increasing from $225,000 to $300,000, and such increases were paid retrospectively from the start of their service with Mayne. The increases were based on independent actuarial advice as to the value of the retirement benefit that these non-executive Directors have forgone. The revised fee structure remains within the overall maximum aggregate cap of $1,000,000 per annum in respect of Directors’ fees that was approved by shareholders at the 2001 Annual General Meeting.

All Directors, except the Group Managing Director, must retire by rotation at least every three years, although each may stand for re-election. A maximum 15-year service period for newly appointed Directors was introduced in November 1995, and relevant Directors were advised of this at the time of appointment. In June of this year, a new policy guideline, which replaced the 1995 policy, established that tenure of Board service should be limited to a maximum of nine years except in special circumstances.

In relation to the new policy guideline regarding tenure of office, the Board recognises that Mr Mason’s period of service exceeds nine years. However, the Board believes the retention of Mr Mason’s knowledge of, and experience with, the company and the particular expertise that he brings to the Board, are of considerable importance having regard to the current stage of development of the company’s business portfolio as well as Mr Willcox’s recent assumption of the role as Chairman. In these special circumstances, the Board has asked Mr Mason to continue serving as a non-executive Director.

Under its Constitution, the company indemnifies its Directors, to the extent permitted by law, against any liability incurred to a person other than Mayne or its related bodies corporate, unless the liability arises out of conduct by the Director involving a lack of good faith. The indemnity also extends to cover costs and expenses incurred by the Director in connection with legal proceedings. The company has entered into formal deeds confirming this indemnity in favour of each of its Directors.

In addition, the company has entered into deeds in favour of each of its Directors granting rights of access to and use of Board papers, minutes of meetings and other related documents in connection with proceedings in which the Director may be involved. In general terms, the rights of access and use expire seven years after ceasing to be a Director. Under the deeds, the company also assumes obligations to arrange Directors’ and officers’ liability insurance on behalf of the Directors, generally until the end of seven years after ceasing to be a Director. These deeds have been entered into under the company’s Constitution approved by shareholders.

The policy and practice of the Board is that Directors must comply with the requirements of the Corporations Act regarding disclosure of any office, property or other interests held by a Director which could create a potential conflict of interest. This position is also entrenched in the company’s Constitution. In addition, each Director is required to notify the company if any circumstances change, or new information comes to their attention, which they believe should be considered by the Board in the context of determining their “independence” as a Director.

In relation to all future new non-executive Director appointments, the new Director will receive a formal letter setting out key terms and conditions relating to the appointment and confirmation will be sought that the new Director will be able to allocate sufficient time to meet the requirements of the role.

Independent professional advice

The company has a formal policy that any Director, with the approval of the Chairman, can seek independent professional advice at the company’s expense. If the Chairman refuses approval, the Director may consult with the full Board or, in the case of an executive Director, with the non-executive Directors.

Board review of management performance and remuneration

Executives and managers are subject to an annual individual performance review which addresses performance against agreed business objectives and provides for constructive discussion on individual competencies to enhance future performance. At the time of each review, the objectives (including measures) are set for the forthcoming review period.

The performance of key executives is further considered by the Board’s Remuneration Committee (prior to its inception, by the Compensation and Nomination Committee), including in the context of reviewing the capability of management to realise the company’s business strategy.

The performance of the Group Managing Director and Chief Executive Officer is assessed by the Board against objectives related to the Company’s strategy and business plans.

Remuneration policies and details of the remuneration packages of the five officers receiving the highest emoluments during the year are set out above.

Ethics

An important goal of the company is to develop and maintain a strong culture built on the expectation that all Directors, managers and employees will act with integrity and honesty at all times. The company has individual policies across a range of specific areas including, for example, occupational health and safety, workplace discrimination and harassment and appropriate use of internet and email. Further, a Code of Conduct was adopted in June 2003 in order to set out a clear understanding of desired behaviours. A copy of the Code of Conduct is available from the Corporate Governance section on the company’s website.

Share trading policy for Directors and employees

Mayne has established policies in relation to trading in Mayne securities by Directors and employees of Mayne. The policies reflect the insider trading provisions of the Corporations Act and, broadly speaking, seek to limit trading of Mayne securities by Directors and employees to three one month windows during the year coinciding with the release of Mayne’s half-year results, annual results and the holding of Mayne’s Annual General Meeting. The policies are available for employee access on the Mayne intranet. Summaries of these policies are available from the Corporate Governance section on Mayne’s website. Directors’ shareholdings are shown on page 93 of this report.

Continuous disclosure policy and processes

Mayne has in place a Disclosure Policy (first issued in October 2002) which sets out guidelines and processes to be followed, including the establishment of an internal Market Disclosure Committee, in order to ensure the company’s continuous disclosure obligations are met. In addition, there is a Media Relations Policy that clearly outlines individuals who are authorised to make statements to the media and the process for authorising media releases. Mayne also has an established practice of posting media releases and other major announcements, such as half year and full year results, on its website promptly following lodgement of announcements with the ASX. There are also procedures in place relating to the release of price-sensitive information, which require confirmation of market release from the ASX prior to release of that category of information to any other parties. A more detailed summary of Mayne’s policies and procedures regarding continuous disclosure, media relations and communication with shareholders is available from the Corporate Governance section on the company’s website.

Internal control and management of significant business risk

Risk management

The identification and proper management of risk within the company is an important priority for the Board and management. Mayne views risk management as integral to creating and maintaining shareholder value and the successful execution of its strategies, and therefore is committed to the philosophy of effective business risk management as a core managerial capability.

In June 2003, Mayne issued a formal Risk Management Policy confirming the importance of developing organisational wide capabilities in risk management so as to ensure a consistent, efficient, and effective assessment of risk in the achievement of corporate goals. The policy is available from the Corporate Governance section on the company’s website, and includes details of the responsibilities of the Board, various Board Committees, management and internal audit.

Financial reporting, investment appraisal, and foreign currency/interest rate exposure

The results of each business are reported against budget and monitored by the Board and management. There are guidelines for capital expenditure, which include specified levels of delegated authority and require Board approval for significant expenditure proposals.

The company is exposed to changes in interest rates and foreign exchange rates. The company’s policy is to use derivative financial instruments solely to hedge these risks. It does not enter, hold or issue derivative financial instruments for trading purposes.

Internal audit and compliance

The company’s internal audit function is led by in-house resources positioned to align service delivery to changing business needs. The audit program uses a business risk-based approach that is aligned to group business objectives. Its focus is on controls assurance: maintaining adequate controls over key processes and strategic initiatives being pursued by the business.

A Group Compliance Program is in place to monitor the company’s compliance with its legal and statutory obligations. The principal objectives of the Compliance Program are to ensure there are systems and processes in place to promote a clear understanding across the group of all relevant obligations, to monitor compliance and, where issues are identified, to monitor that prompt action is taken to achieve compliance.

Communications with shareholders

The Board aims to ensure that shareholders are kept informed of all major developments affecting Mayne’s state of affairs. Information is communicated to shareholders through the Financial Report and Annual Review, half year and full year results announcements, disclosures to the ASX, the company’s internet site and the Annual General Meeting. Mayne also has a number of systems and processes in place aimed at providing shareholders with important information in a timely manner through electronic communication and also facilitating more effective participation at general meetings. In particular Mayne seeks to:

•	Provide a comprehensive and up to date website which includes copies of material information lodged with the ASX (including announcements and financial information) as well as other company information;

•	Place relevant announcements, briefings and speeches made to the market or media on the website;

•	Advise the market in advance of open briefings to institutional investors and stockbroking analysts via the ASX and the company’s website, and lodge all presentation materials with the ASX prior to the presentation commencing. Mayne’s policy is also to place such information on the website promptly following completion of the briefing;

•	Place full text of Notices of Meeting and accompanying Explanatory Notes on the website. The external auditor is also requested to attend the Annual General Meeting and be available to answer shareholder questions concerning the conduct of the audit and the preparation and content of the auditor’s report; and

•	Encourage shareholders to provide e-mail addresses, and notify shareholders who have provided e-mail addresses when material announcements have been lodged with the ASX.

In addition, the Annual General Meeting also provides an important opportunity for shareholders to express views and respond to Board proposals.

D. EMPLOYEES

At 30 June 2003, Mayne employed or engaged approximately 30,800 employees on a full-time equivalent basis. Of these, approximately 2,140 were outside Australia, including 250 in the Americas, 200 in Europe and 1,600 in Asia. These employees were employed in the following business units: Pharmaceuticals, Consumer Health Products, Medical Centres, Hospitals, Pathology, Pharmacy Services, Diagnostic Imaging and Corporate.

The average number of temporary employees employed by Mayne in 2002-03 was not significant, however the number of casual employees has increased significantly to approximately 3,700 people with a full time equivalent of approximately 1,500 people. Casual employees are “hourly hire” employees who have no tenure of employment.

The significant increase in casuals was due to a concerted program within Mayne hospitals to recruit nurses directly into Mayne rather than engage them through Nursing Agencies who charge a significant premium on the labour rate. As most nurses historically obtained through Agencies are employed on a casual basis, it followed that the majority of those employed direct were casuals.

Since 2001-02 the number of Mayne employees has reduced by approximately 15%. The reduction in employee numbers is due to the sale of Mayne’s Logistics division completed February 2003. Offsetting a portion of this reduction has been the acquisitions of Queensland Diagnostic Imaging and Queensland Medical Laboratories, increasing head count by 2,200.

Wages in Australia for employees other than those engaged in managerial or staff positions have historically been determined centrally, underpinned by the existence of Federal and State conciliation and arbitration tribunals and legal minimum wage rates.

Over the past decade the emphasis has been on enterprise bargaining agreements (EBA’s) where wages and rates, working arrangements and conditions are negotiated to suit the business enterprise. The aim of the agreement is to introduce improved performance, greater workforce participation and job satisfaction. Where appropriate, access is still available through the tribunals for assistance and direction in resolving negotiation difficulties. In Australia, agreements are usually effective for periods of up to 3 years.

The unions are recognised as formal representatives of employees and enterprise negotiations are conducted with unions acting on behalf of employees. Mayne enjoys a positive relationship with the unions, in an environment where the roles of the union have formal standing.

Approximately 25-30% of Mayne employees in Australia belong to a variety of unions including, amongst others, the National Workers Union, Nurses Federation, Non-nursing Hospital Employees Union, Australian Services Union and Professional Paramedical Associations. In the Americas and Europe the employees are substantially professional and are not represented by employee organisations.

E. SHARE OWNERSHIP

Shareholding of Directors and Executive Officers as at 31 October 2003

	Options	Ordinary Shares
Director/Senior Manager		Held Beneficially*
PJ Willcox		19,813
PC Barnett	—	14,410
R Buckland	—	28,335
SB James	—	834,500
SCH Kay	—	8,346
PE Mason	—	101,987
RMcR Russell	—	29,652

J Sloan	—	19,437
PA Binfield	6,000	133
RJ Cooke	200,000	133
PJ Fleming	150,000	—
S Hinchen	125,000	133
PL Jenkins	400,000	1,033
M Kotsanis	—	482
JW Pearce	200,000	133
AM Reid	300,000	15,500
S Richards	100,000	—
SP Roche	200,000	1,069

*	No shares are held non-beneficially

Option Holder Details

Name	Issue Date	Number Options	Exercise Price A$ (1)	Expiry Date
PA Binfield	04-Jun-2000	6,000	3.36	02-May-05
RJ Cooke	08-Jan-2000 28-Apr-2002	100,000 100,000	3.71 3.97	31-May-05 27-Feb-07
PJ Fleming	13-May-2002	150,000	3.86	12-Mar-07
S Hinchen	28-Apr-1999 04-Jun-2000 15-Apr-2002	50,000 25,000 50,000	5.24 3.366 5.09	27-Feb-04 02-May-05 14-Feb-07
PL Jenkins	20-Jul-2000 15-Jan-2000 07-Jan-2001	250,000 50,000 100,000	3.76 5.30 6.45	19-May-05 14-Nov-05 30-Apr-06
JW Pearce	14-Aug-2000	200,000	3.78	13-Jun-05
AM Reid	21-Nov-2001 26-Jun-2002	200,000 100,000	7.01 4.07	20-Sep-06 25-Apr-07
S Richards	01-Jan-2002	100,000	6.88	31-Oct-06
SP Roche	26-Oct-2001	200,000	7.45	25-Aug-06

(1)	All options are over ordinary shares of the Company and were awarded at no cost to the relevant officer.

OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

Executive Share Option Scheme

The Company has an Executive Share Option Scheme, which was approved by shareholders on 8 November 1988. A brief summary of the Scheme is as follows:

(a)	The options are granted at no cost to the executive.

(b)	The price per share payable on the exercise of an option shall be the average sale price of the company’s shares on the Australian Stock Exchange on the 5 business days immediately preceding the Date of Grant of an option after any adjustment appropriate following any pro rata issue of additional shares.

(c)	The option may be exercised at any time in the period from the fourth anniversary of the Date of the Grant of the Option (or such earlier date as the Directors may, in their absolute discretion determine) to 58 months from the date of Grant or such longer period as is applicable under the rules of the Scheme, except in the case of the special conditions which apply if an executive by reason of death, injury, disability, redundancy, retirement or other prescribed circumstances, leaves the employment of the economic entity or if there is a takeover, reconstructions or winding up. Options that are not exercised at the end of the 58 months from the Date of Grant or such longer period as is applicable under the rules of the Scheme will lapse.

(d)	In general, if the option holder ceases employment for any reason other than reasons including death, retirement, injury, disability, redundancy or certain other prescribed circumstances, the option will lapse at the date of ceasing employment.

(e)	No further options shall be granted if the result would be that the aggregate number of shares over which subsisting options have been granted under the Scheme exceeds 5% of the aggregate number of fully paid shares then on issue.

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

On 28 August 2001, the Company granted a further option over 75,000 unissued shares to an executive of the Company at an exercise price of A$6.27 per share

On 26 October 2001, the Company granted a further option over 200,000 unissued shares to an executive of the Company at an exercise price of A$7.45 per share

On 1 November 2001, the Company granted a further option over 120,000 unissued shares to 2 executives of the Company at an exercise price of A$7.45 per share

On 19 November 2001, the Company granted a further option over 100,000 unissued shares to an executive of the Company at an exercise price of A$7.11 per share

On 21 November 2001, the Company granted a further option over 200,000 unissued shares to an executive of the Company at an exercise price of A$7.01 per share

On 1 December 2001, the Company granted a further option over 100,000 unissued shares to an executive of the Company at an exercise price of A$7.229 per share

On 1 January 2002, the Company granted a further option over 200,000 unissued shares to an executive of the Company at an exercise price of A$6.88 per share

On 1 April 2002, the Company granted a further option over 40,000 unissued shares to an executive of the Company at an exercise price of A$5.16 per share

On 10 April 2002, the Company granted a further option over 50,000 unissued shares to an executive of the Company at an exercise price of A$5.07 per share

On 15 April 2002, the Company granted a further option over 50,000 unissued shares to an executive of the Company at an exercise price of A$5.09 per share

On 28 April 2002, the Company granted a further option over 100,000 unissued shares to an executive of the Company at an exercise price of A$3.97 per share

On 13 May 2002, the Company granted a further option over 150,000 unissued shares to an executive of the Company at an exercise price of A$3.86 per share

On 30 May 2002, the Company granted a further option over 240,000 unissued shares to an executive of the Company at an exercise price of A$3.98 per share

On 26 June 2002, the Company granted a further option over 100,000 unissued shares to an executive of the Company at an exercise price of A$4.07 per share

On 1 July 2002, the Company granted a further option over 74,000 unissued shares to an executive of the Company at an exercise price of A$4.14 per share

On 1 October 2002, the Company granted a further option over 60,000 unissued shares to an executive of the Company at an exercise price of A$3.51 per share

During 2002-03, options to subscribe for 1,237,000 fully paid ordinary shares lapsed.

At 31 October 2003, an aggregate of 4,840,000 unissued ordinary shares were under option to executives.

The Mayne Employee Share Acquisition Plan

At the Annual General Meeting on 17 November 1998, the shareholders approved the establishment of the Mayne Employee Share Acquisition Plan (“ESAP”), a brief summary of which is as follows:

(a)	The company has advanced funds to the Mayne Employee Share Acquisition Plan Trust to enable the trust to acquire shares in the company.

(b)	The company has established a wholly owned subsidiary to act as Trustee and Plan Manager of the ESAP.

(c)	Eligible employees who have served for a period decided from time to time by the Plan Manager are invited to purchase shares from the Plan Manager. The purchase price will be determined by the Plan Manager in accordance with the ESAP rules.

(d)	The purchase price is repayable from dividends payable on the shares, from any proceeds of a sale of bonus shares or rights or a return of capital, from any sale of the shares under a takeover or compulsory acquisition, from the net proceeds of a sale consequent to the cessation of employment or death of the employee or from a voluntary payment by the employee.

(e)	No interest is payable on the unpaid purchase price.

(f)	Except in the case of cessation of employment, an employee cannot dispose of an interest in the shares until three years from the date of purchase.

(g)	When the purchase price has been fully paid and the restrictions on disposal have ceased, the employee may require the Plan Manager to transfer the shares into the employee’s name or to sell the shares and to account to the employee for the proceeds.

(h)	If an employee ceases to be employed before the purchase price has been paid in full, the shares must be sold by the Plan Manager unless, in specified periods, the employee or his or her executors voluntarily pay the balance of the purchase price to the Plan Manager. If the balance is paid, the shares will be transferred to the employee or his or her executors.

(i)	If the Plan Manager sells the shares, the proceeds must be applied in or towards paying the outstanding purchase price but the employee will have no obligation to pay the balance of the price if the proceeds are insufficient. If there is a surplus, the surplus must be paid to the employee. If the proceeds from selling the shares would be insufficient to fully pay the outstanding purchase price, the Plan Manager may defer the sale and the employee will then have no further obligation to pay the outstanding price and no further rights in respect to the shares.

(j)	The Plan Manager may seek a direction from the employee as to voting in respect of the shares and in the absence of a direction may vote or abstain as it decides.

(k)	At 30 June 2003 there were 1,381,364 restricted shares held on behalf of 6,016 Australian employees (June 2002 - 1,394,169 shares held on behalf of 7,074 Australian employees) under the ESAP at a price of $5.06 per share and 1,449,168 restricted shares held on behalf of 10,896 Australian employees (June 2002 - 1,717,296 restricted shares held on behalf of 12,912 Australian employees) under the ESAP at a price of $0.01 per share.

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

Non-Executive Directors’ Share Plan (“the Plan”)

The Plan was approved by shareholders at the Annual General Meeting held in November 2000. The Plan commenced operations from 1 January 2001. In May 2003, the Plan was amended to increase the minimum proportion of non-executive directors’ fees to be applied in acquiring shares in the Company under the Plan from 10% to 20% in the case of Directors who are not entitled to a retirement allowance. Directors who are entitled to receive a retirement allowance are required to continue to apply a minimum of 10% of their fees in acquiring shares under the Plan. The Plan allows a director to elect to take more than the mandatory percentage of fees in Mayne shares.

In accordance with the waiver granted by the Australian Stock Exchange from Listing Rule 10.14, the parent entity may issue shares to non-executive directors under the Plan without obtaining shareholder approval for the issue during the period of three years from the Plan’s commencement, that is until 31 December 2003.

During the 2003 financial year, the total number of ordinary shares purchased under the Plan was 69,144 (June 2002 - 38,447 shares) and no shares were issued under the Plan.

Mayne Group Limited Performance Share Plan (“Performance Share Plan”)

The grant to Mr S B James, Group Managing Director and Chief Executive Officer, of Share Acquisition Rights (“SARS”) to 420,000 Performance Shares was approved at the Annual General Meeting held in November 2002.

The Performance Share Plan involves the grant to Mr James of SARS at no cost to Mr James. Each SAR carries an entitlement to a fully paid ordinary share in the company upon Mr James satisfying performance criteria set with reference to the company’s performance targets (“Vesting Conditions”).

SARS are to be granted to Mr James in three equal tranches, each over 140,000 Performance Shares. The first tranche was granted on 12 November 2002 and the second on 29 August 2003. The third tranche will be granted on 29 August 2004.

The Vesting Conditions relate to cash earnings per share (“EPS”) growth over successive three year periods. Mr James will be entitled to vest 50% of the SARS in each tranche where a target level of 10% per annum average annual cash EPS growth is achieved over the relevant 3 year period. This will increase pro rata for performance above the target EPS growth figure resulting in 100% of the SARS vesting for achieving 15% per annum average annual cash EPS growth over each three year period.

A SAR does not carry a right to vote nor to dividends or to participate in other corporate actions (such as rights or bonus issues).

Once a SAR vests, Mr James is not entitled to trade in the resulting Performance Shares, without the prior consent of the Board, for a period of 10 years after the date of the grant of the SAR, or until ceasing employment with the company, whichever is earlier.

When the vesting condition is not ratified at the end of the relevant financial year, the SARS will expire.

At 31 October 2003 SARS over 280,000 Performance Shares have been granted to Mr James.

ITEM 7-MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The information in this section is correct as at 31 October 2003.

A. MAJOR SHAREHOLDERS

The Company is not directly or indirectly owned or controlled by another corporation or by any foreign government.

The following companies have notified the Company that they owned more than 5% of any class of the Company’s voting securities. The number of ordinary full paid shares on issue at 31 October 2003 is 764,639,359.

Name and address of Shareholder	Latest reported shareholding	Reported % of issued capital
Maple-Brown Abbott (MBA) Level 28 Westpac Plaza, 60 Margaret Street Sydney	92,684,494	12.000%

Franklin Resources, Inc. and its affiliates (FRI) 500 East Broward Blvd, Suite 2100, Fort Lauderdale	86,097,776	11.165%

National Australia Bank Limited Group (NAB) (Custodial Holder) Level 24, 55 Bourke Street, Melbourne Vic 3000	44,412,525	5.540%

Set forth below is a history of the changes in the shareholdings of the shareholders listed above as notified by those shareholders to the Company.

Holder	Date of Initial Notice	No of Shares Held	Date of Highest Holding	No of Shares Held	Date of last Notice	Latest Reported Holding
MBA	3-Mar-99	21,785,040	30-06-03	92,684,494	30-06-03	92,684,494
FRI	04-Jul-02	40,918,259	07-08-03	86,097,776	07-08-03	86,097,776
NAB	20-01-03	44,412,525	20-01-03	44,412,525	20-01-03	44,412,525

Distribution of shares

Holdings	Number of holders of fully paid ordinary shares	Number of shares
1-1,000	35,509	18,379,201
1,001-5,000	45,038	105,000,075
5,001-10,000	7,244	52,157,645
10,001-100,000	3,883	81,372,272
100,001 and over	186	507,730,166

Total	91,860	764,639,359

Twenty Largest Shareholders

	Number of Shares	Percent of Shares on issue
JP Morgan Nominees Australia Limited	114,024,541	14.91
Westpac Custodian Nominees Limited	98,047,845	12.82
National Nominees Limited	97,937,501	12.81
ANZ Nominees Limited	25,619,780	3.35
RBC Global Services Australia Nominees Limited	25,312,240	3.31
Citicorp Nominees Pty Limited	17,269,820	2.26
Queensland Investment Corporation	16,955,795	2.22
Cogent Nominees Pty Limited	8,937,449	1.17
AMP Life Limited	8,374,755	1.10
PGA Group Pty Ltd	6,500,000.85
IOOF Investment Management Limited	4,294,850.56
Suncorp Custodian Services Pty Ltd	4,014,868.53
NRMA Nominees Pty Limited	4,007,367.52
HSBC Custody Nominees (Australia) Limited	3,326,191.44
Australian Foundation Investment Company Limited	2,899,027.38
Government Superannuation Office	2,834,671.37
Mayne Employee Share Acquisition Plan Pty Ltd	2,801,819.37
Westpac Financial Services Limited	2,611,685.34
Westpac Life Insurance Services Limited	2,315,835.30
Argo Investments Limited	2,298,195.30

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

Related Party Transactions

At the Annual General Meeting in November 2000 shareholders ratified the issue, on 23 June 2000, of 2,000,000 shares to PJ Smedley and 750,000 shares to SB James, in each case at market price and financed by an interest free loan of A$5.86 million in the case of Mr Smedley and A$2.198 million in the case of Mr James. The loan to Mr Smedley was repaid in full on 31 December 2002 in accordance with the terms of his service agreement. The loan to Mr James must be repaid in full by no later than the expiry date of his service agreement. If the amount outstanding at the relevant date exceeds the value of the shares issued, repayment is only required of an amount equal to the value of the shares on that date. The loan must be reduced by the after-tax amount of any dividends received in respect of the shares and by the after-tax amount of any fees received by Mr James as a result of holding a directorship (with the Company’s consent) of a company outside the Mayne Group. Any proceeds of a buy-back or cancellation of the shares by the Company must first also be applied to repayment of the loan. The Company is liable for any fringe benefits tax payable in respect of the issues of shares and the loans. During the year, the outstanding balance of A$5.395 million of the loan to Mr Smedley was repaid and A$0.05 million of the loan to Mr James was repaid. At 30 June 2003, the balance of the loan to Mr James outstanding was A$2.05 million.

During the year, loans were advanced to W. Udiaty and Dr S. Budianto, a director of PT Health Care of Surabaya, in the sum of A$21,701 and A$32,553. These loans are for a period of 5 years and are interest free. An amount of A$10,851 was received in part repayment of these loans during the year. The balance of these loans at balance date are A$43,403.

In addition, the balance of car loans previously made, and further advanced, to RC Susilo, a director of PT Putramas Mutiasantosa, and J Gunawan, a director of PT Mitrajaya Medikatama, was $A37,981at balance date (2001: A$35,110). These loans are for a period of 5 years and are interest free. An amount of A$12,841 was received in part repayment of these loans during the year.

Other transactions

Particulars of related party transactions entered into by the economic entity with Directors or their director related entities during the year are as follows:

(a)	During the year, the parent entity has entered into:

(i)	a deed of indemnity in favour of P J Willcox (who became a Director on 1 October 2002) in accordance with the terms of rules 69(a) and (b) of the Company’s constitution which provide an indemnity against liabilities incurred while acting as an officer of the Company to persons (excluding the Company or its related bodies corporate) to the extent permitted by law;

(ii)	deeds in favour of PJ Willcox in accordance with the terms of rules 68 and 69(c) of the parent entity’s constitution which include basically for a period of seven years after ceasing to be a Director:

•	rights of access and use with respect to Board papers, minutes of Board and of Committee meetings and other related documents in connection with proceedings in which the Director may be involved, subject to reasonable limitations where issues of confidentiality or privilege arise; and

•	obligations of the parent entity to arrange directors’ and officers’ liability insurance on terms which are reasonable having regard to various factors relating to the parent entity and the insurance market;

(iii)	deeds of indemnity with P J Smedley, S B James, S C H Kay, R McR Russell, P L Jenkins, J W Priestley, D B Cranwell and J F Carroll indemnifying them in relation to certain liabilities that may be incurred in connection with the de-merger of the Company’s non-health logistics businesses and the associated due diligence process;

(iv)	deeds of indemnity with M R Rayner, P C Barnett, Sir Ross Buckland, P E Mason, J Sloan and M D Jenkins indemnifying them in relation to certain liabilities that may be incurred in connection with the de-merger of the Company’s non-health logistics businesses;

(v)	deeds of indemnity with R J McNeilly, G D Curlewis, M G Ould, D J Ryan and H C Thorburn, indemnifying them in relation to certain liabilities that may be incurred in connection with the de-merger of the Company’s non-health logistics businesses; and

(vi)	deeds of indemnity with Loomis Limited in favour of D McPherson, J W Pearce, C R Richards, R Dean, A Ongarello, A M Reid, S P Roche, R J Cooke, C Fuller, P A Kopanidis, N Moss, H Anneveldt, T Roper, D Butt and D Hay in relation to certain liabilities that may be incurred in connection with the de-merger of the Company’s non-health logistics businesses and the associated due diligence process.

(b)	The parent entity pays premiums in respect of directors’ and officers’ liability insurance. Part of the premium relates to former directors and officers of the economic entity.

(c)	Mr MR Rayner who resigned as a Director of the parent entity on 31 December 2002 was paid a retiring benefit of A$750,756 during the year in accordance with his service contract and as approved by shareholders.

(d)	Certain wholly-owned controlled entities entered into transactions with their Directors or entities associated with their Directors. These transactions included:

(i)	Rental paid to Mr B McClelland, a director of Mayne Pharma (Ireland) Limited (previously Central Laboratories Limited) and Central Laboratories (Ireland) Limited, for the use of premises leased from him. Services were provided to Mayne Pharma (Ireland) and Mayne Pharma Plc by parties related to Mr McClelland. All fees were paid on normal commercial terms and conditions.

(ii)	Legal fees paid to the legal firm, Fraser Milner Casgain LLP, of which Mr R S Carswell, a director of Mayne Pharma (Canada) Inc, is a partner. These fees were paid on normal commercial terms and conditions.

(iii)	Legal fees paid to the legal firm, Borden Ladner Gervais, of which Ms S Beaubien, a director of Mayne Pharma (Canada) Inc, is a partner. These fees were paid on normal commercial terms and conditions.

(iv)	Legal fees paid to the legal firm, Reed Smith of which Mr W R Griffith, a director of Faulding Pharmaceutical Co and its subsidiaries, is a partner. These fees were paid on normal commercial terms and conditions.

(v)	Legal fees paid to the legal firm, Mallesons Stephens Jacques of which Mr R McR Russell, a director of Mayne Group Limited, is a partner. These fees were paid on normal commercial terms and conditions.

(vi)	Corporate Service Fees were paid to Hicks-Woode Corporate Services Sdn Bhd of which Ms Mah Li Chen, a director of Mayne Pharma (Malaysia) Sdn Bhd (previously Faulding Pharmaceuticals (M) Sdn Bhd), is a director.

(vii)	Euromed Srl, Fin Posillipo Spa, Farmacie Petrone Srl, Farmacie Massimo Petrone, Bandridge International Services Ltd and Farmacie Carmine Petrone Srl, all of which are director related entities of R Petrone, a director of Mayne Pharma (Italia) Srl (previously Faulding Farmaceutici Srl), bought and sold various goods and services from Mayne Pharma (Italia) Srl on normal commercial terms and conditions.

These amounts comprise:

	2003	2002
	A$’000	A$’000
Purchase of Goods & Services	1,137	974
Sale of Goods & Services	80	726
Commission Paid	—	91
Legal fees	6,283	2,102
Rent paid	—	26
Corporate Services and other Fees	2	1
Total	7,502	3,920

The following amounts were outstanding at the end of the year arising from transactions with directors of companies in the economic entity and their director related entities during the year detailed above:

Aggregate amounts receivable from Directors and their director related entities

Current	A$ 1,193,425

Aggregate amounts payable to Directors and their director related entities

Current	A$ 3,601

(e)	From time to time Directors of the parent entity or its controlled entities may have used the logistics or healthcare services provided by entities within the economic entity.

(f)	Directors of the parent entity are Directors of other entities, which trade with the economic entity under normal customer supplier relationships. None of these Directors is able individually or jointly to significantly influence the commercial relationship of these entities with the economic entity.

(g)	In addition to the transactions above transactions entered into during the year with Directors of its controlled entities or with director-related entities included contracts of employment with relatives of Directors on either a full time, casual or work experience basis on normal commercial terms and conditions.

Each of the transactions referred to in (e), (f) and (g) above:

(i)	occur within a normal employee, customer or supplier relationship on terms and conditions no more favourable than those which it is reasonable to expect the entity would have adopted if dealing with the director or director-related entity at arm’s length in the same circumstances;

(ii)	do not have the potential to adversely affect decisions about the allocation of scarce resources made by users of the financial report, or the discharge of accountability by the directors, if disclosed in the financial report only by general description; and

(iii)	are trivial or domestic in nature.

ITEM 8-FINANCIAL INORMATION

SELECTED FINANCIAL DATA

Refer to Item 18 pages F1 – F81

LEGAL PROCEEDINGS

To the best knowledge of the Company, neither the Company nor any of its subsidiaries is engaged in any litigation or claim which is likely to have a significant effect on the Company’s financial position or profitability or that of any of its subsidiaries.

DIVIDEND POLICY

Mayne’s current dividend policy is to payout approximately 40-50% of normalized net profit after tax (net profit before significant items and goodwill amortization expense). Due to the large significant items and resultant net loss in 2003, Mayne had a retained earnings deficit at year end and was not able to pay a final dividend. However, three dividends are expected to be paid for fiscal 2004, the first of which was paid on 30 September 2003 (the date the 2003 final dividend would otherwise have been paid) at A$0.06 per share.

ITEM 9 – THE OFFER AND LISTING

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

		Ordinary Shares
		High	Low
		A$	A$

1998-99		8.21	4.92

1999-2000		5.55	2.90

2000-01	First Quarter Second Quarter Third Quarter Fourth Quarter	6.70 4.20 5.95 6.61 6.70	3.55 3.55 4.23 4.88 6.00

2001-02	First Quarter Second Quarter Third Quarter Fourth Quarter	7.50 7.07 7.50 6.92 5.36	3.65 6.17 6.48 5.16 3.65

2002-03	First Quarter Second Quarter Third Quarter Fourth Quarter	4.22 4.22 3.65 3.33 3.19	2.58 3.50 2.88 2.88 2.58

		Ordinary Shares

		High	Low

		A$	A$
March-03		3.13	2.89
April-03		3.04	2.92
May-03		3.19	2.58
June-03		2.84	2.64
July-03		3.05	2.80
August-03		3.50	3.02
September-03		3.43	3.22

High/Low Prices Mayne Group ADRs

Below are the high/low prices for the ADRs

			High Price (USD$)	Low Price (USD$)
	1998-99		20.02	12.50

	1999-00		16.21	8.25

	2000-01	First Quarter Second Quarter Third Quarter Fourth Quarter	11.76 16.21 16.59 17.41	10.38 11.26 13.50 15.27

	2001-02	First Quarter Second Quarter Third Quarter Fourth Quarter	17.59 19.17 17.81 14.44	15.63 16.56 13.75 9.84

	2002-03	First Quarter Second Quarter Third Quarter Fourth Quarter	11.73 10.22 9.76 10.54	9.49 8.14 8.57 8.42

			2003 High Price (USD $)	2003 Low Price (USD $)
Monthly
	March		$9.613	$8.603
	April		$9.30	$8.90
	May		$10.54	$8.415
	June		$9.422	$8.853
	July		$10.048	$9.368
	August		$11.372	$9.941
	September		$11.353	$10.345
	October		$12.908	$10.818

			High Price (USD $)	Low Price (USD $)
Yearly
	Through October 2003		$12.908	$8.415

As of 23 October 2003, 51,991 ADRs representing 259,955 ordinary shares were outstanding and were held by 2 registered holders. As of 30 October 2003, 517,761 Ordinary Shares were registered in the names of 103 holders with United States addresses representing approximately 0.07% of the Company’s outstanding Ordinary Shares.

ITEM 10-ADDITIONAL INFORMATION

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

Issue of Further Shares

Subject to Mayne’s Group’s constitution, the directors of Mayne Group may issue shares in Mayne Group Shares. The directors may also decide the terms on which shares in Mayne Shares are issued and the rights and restrictions attached to those Mayne Group Shares.

Transfer of Mayne Shares

Holders of Mayne Shares may transfer them by a proper transfer effected in accordance with the operating rules of ASX Settlement and Transfer Corporation Pty Limited SCH Business Rules (the business rules of the securities clearing house or by a written transfer in any usual form or in any other form approved by the directors’.

Winding Up

Subject to any special or preferential rights attaching to any class or classes of Mayne Shares, members will be entitled, in the event of a winding up, to share in any surplus assets of Mayne in proportion to the capital paid up or which ought to have been paid up on the Mayne Shares held by them.

Small Holdings

The directors of Mayne may sell Mayne Shares which constitute less than a marketable parcel subject to following certain procedures. The directors may send to a Mayne Shareholder who holds less than a marketable parcel a notice advising that shareholder that he or she may choose to be exempt from this rule of the constitution of Mayne. If, however, after the expiration of at least 6 weeks, the Mayne Shareholder has not responded by choosing to be exempt, the Mayne Shareholder is deemed to have irrevocably appointed Mayne as his or her agent to sell the Mayne Shares constituting a less than a marketable parcel as soon as practicable at a price which the directors consider is the best price reasonably available for the shares when they are sold but not less than the last sale price of the Shares recorded on the Australian Stock Exchange on the business day immediately preceding the date of the notice. The proceeds of the sale of those Mayne Shares must then be paid to the former Mayne Shareholder and, under current law, Mayne must pay the expenses of the sale.

Proportional Takeover Provision

Where offers have been made under a proportional takeover bid in respect of Mayne Shares, the registration of a transfer giving effect to a takeover contract for the bid is prohibited unless and until an approving resolution to approve the takeover bid is passed at a meeting convened by Mayne of all Mayne Shareholders entitled to vote on the resolution. To be effective, an approving resolution must be passed before the 14th day before the last day of the bid period.

Directors

The minimum number of directors of Mayne is 4. The maximum number is to be fixed by the directors, but may not be more than 14 unless Mayne in general meeting resolves otherwise.

Officer’s Indemnity

Mayne, to the extent permitted by law, indemnifies each person who is or has been an officer of Mayne, or an officer of a related body corporate of Mayne who in that capacity is or was a nominee of Mayne, on a full indemnity basis against any liability incurred by the person in his or her capacity as an officer of Mayne or a related body corporate. The indemnity does not apply to a liability to Mayne or a related body corporate of Mayne or to a liability arising out of conduct involving a lack of good faith.

Buy back Authorisation

Nothing in Mayne’s constitution precludes Mayne buying back its own shares or imposes restrictions on the exercise of Mayne’s power to buy back its own shares. Mayne has an on-market buy back in place.

Modification of Constitution

Mayne may modify or repeal its constitution, or a provision of its constitution, by special resolution, being a resolution of which notice has been properly given in accordance with the Corporations Act and which has been passed by at least 75% of the votes cast by members of Mayne entitled to vote on the resolution at a general meeting.

MATERIAL CONTRACTS

General

On 21 October 2003, Mayne Group Limited signed an agreement with a consortium, comprising Ironbridge Capital Pty Limited, CVC Asia Pacific Limited, GIC Special Investments Pte Limited and Mayne’s Hospitals management for the sale of its entire Hospitals business in Australia and Indonesia. A summary of the material agreements related to this sale are as follows.

Umbrella Deed

A deed between Mayne Group Limited (“MGL”) and Mayne Healthcare Holdings Pty Limited (“MHH”) (collectively, “Mayne”) and Australian Newco Holdings Pty Limited (the “Buyer”), Joondalup Hospital Pty Limited, Port Macqaurie Hospital Pty Limited, Logan Hospital Pty Limited, Melbourne Hospital Pty Limited, Noosa Privatised Hospital Pty Limited, Caboolture Hospital Pty Limited, Frances Perry Hospital Pty Limited, Armidale Hospital Pty Limited and P.O.W. Hospital Pty Limited (collectively, the “Buyer Companies”) executed on 21 October 2003.

The deed overarches the sale agreements for Mayne’s Australian hospital business, namely, the AME and HCoA hospital group and each of the nine collocated and privatised hospital businesses (the “Australian Hospital Business”).

The deed contains an obligation on the Buyer to pay a purchase price of $392,225,180 and procure the repayment of intercompany debt owed by the hospital group to Mayne in the amount of $402,774,820. These amounts are payable on completion of the sale of the AME and HCoA hospital group (currently anticipated as 30 November 2003), subject to the Buyer obtaining FIRB approval and satisfying its financing conditions precedent including that there is no material adverse change in the hospital business between 30 June and 30 November 2003. The purchase price will be adjusted by any increase or decrease in net trading assets between 30 June and 30 November 2003.

The deed contains various warranties by Mayne in respect of the Australian hospital business. MGL agrees to indemnify the Buyer in respect of contamination or pollution at the hospital sites in certain circumstances. MGL’s liability under this indemnity is capped (together with liability under certain other claims which might be made by the Buyer) to the adjusted purchase price and the indemnity does not apply to the extent that the liability arises as a result of a change of use of the relevant premises after completion of the sale. MGL also agrees to indemnify the Buyer in respect of certain current and threatened litigation (with the Buyer only obliged to retain a small proportion of the risks associated with those pieces of litigation) and matters arising from its hospital group reorganisation and divestments. MGL’s liability under these indemnities is not capped.

The Buyer Companies agree to indemnify Mayne in respect of its self-insured liability to pay workers’ compensation claims made by current and former employees of the hospital business. Mayne agrees not to carry on day surgeries or any business requiring an overnight private hospital bed licence for a period of 5 years. Mayne also agrees not to induce certain senior management to leave the employment of the Buyer group for a period of 2 years.

Mayne agrees to make and pursue insurance claims under certain insurance policies in respect of any liabilities it incurs for which Mayne would otherwise be indemnified by the Buyer under the various transaction agreements. The deed also contains provisions relating to the management of litigation in respect of the hospital business and the management of workers compensation claims as between Mayne and the Buyer.

Share and Asset Sale Deed – Hospitals

This deed, executed on 21 October 2003, together with the Umbrella Deed, provides for the sale of the AME and HCoA hospital group and certain shared services assets (excluding the collocated and private privatised hospital businesses). The parties to this Deed are the same as the parties to the Umbrella Deed. Pursuant to this Deed the Buyer assumes, and each of the Buyer Companies indemnifies each member of the MGL group against, liabilities arising before, on or after completion, in relation to the part of the Australia Hospital Business being sold under this deed (this includes liability for medical malpractice and other tortious liabilities).

Mayne provides to the Buyer an indemnity in respect of tax liabilities arising in respect of events occurring prior to completion. This indemnity is limited in a number of ways, including: excluding liability for indirect or consequential loss; and a requirement that claims must be made in 4 years (except in the case of tax evasion or tax fraud where the time limit is up to 7 years). This Deed also contains: the terms (including the charges payable) on which the Buyer will, following completion, make available to members of the MGL group shared services previously provided to those companies by companies which Mayne has sold to the Buyer and to each collocated and privatised hospital pending completion of the Asset Sale Deed for that hospital (a services charge is payable by MGL to the Buyer in respect of each of these hospitals); and the terms (including the charges payable) on which MGL will provide shared services to the Buyer to enable the Buyer to continue to operate certain aspects of the Australian Hospital Business which it has purchased.

Share Sale Agreement - Indonesian Hospitals

This Agreement, executed on 21 October 2003, provides for the sale by MGL of a number of Indonesian subsidiaries (representing MGL’s investments in Indonesian hospitals) to the Buyer for $33,500,000 (the “Pre-Adjustment Purchase Price”). The Pre-Adjustment Purchase Price is subject to adjustment based on an audit review of the changes in the net assets of the companies being sold between 30 June 2003 and the date of completion of the sale.

The sale is subject to a number of conditions precedent including: approval from the relevant Indonesian health authorities and the Indonesian Capital Investment Co-ordinating Board (“BKPM”), and the completion of the sale of Mayne’s Australian Hospital Business (pursuant to the Share and Asset Sale Deed described above).

The Buyer is obliged to assume or repay the loan facility with PT ANZ Panin Bank which is currently in place with respect to MGL’s Indonesian hospital business.

MGL has provided a limited indemnity to the Buyer against liabilities arising from contamination at, or omission of pollution from, certain of MGL’s Indonesian hospital premises occurring before completion. MGL’s liability under this indemnity is capped (together with liability under other claims which might be made by the Buyer) to the adjusted purchase price and the indemnity does not apply to the extent that the liability arises as a result of a change of use of the relevant premises after completion of the sale. MGL has also provided an indemnity to the Buyer in respect of tax liabilities arising out of matters occurring prior to completion. This indemnity is limited in a number of ways, including: excluding liability for indirect or consequential loss; and a requirement that claims must be made in 4 years (except in the case of tax evasion or tax fraud where the time limit is up to 7 years).

MGL is subject to a restraint of trade preventing it from carrying on or engaging in a business in Indonesia which is a day surgery or which requires the holding of an overnight private hospital bed licence, for a period of 5 years following completion.

Asset Sale Deeds - Collocated Hospitals and Privatised Hospitals

The 9 Asset Sale Deeds, each executed on 21 October 2003, provide for the sale of the 9 collocated and privatised hospitals owned and operated by MGL. Under each Deed, MGL agrees to sell to a different Buyer Company a collocated or privatised hospital business, including the right to operate the hospital granted by the relevant State authority.

The parties to each Deed are MGL and the Buyer Company who has agreed to buy the hospital, as well as the Buyer and each other Buyer Company who agree to provide the same indemnities provided by, and to assume the same liabilities assumed by, the firstmentioned Buyer Company.

The relevant hospitals and buyers are listed below:

Hospital	Buyer Company
Prince of Wales Private Hospital	P.O.W. Hospital Pty Limited ACN 106 723 871
Caboolture Private Hospital	Caboolture Hospital Pty Limited ACN 106 723 219
Logan Private Hospital	Logan Hospital Pty Limited ACN 106 723 406
Port Macquarie Base Hospital	Port Macquarie Hospital Pty Limited ACN 106 723 399
Noosa Hospital	Noosa Privatised Hospital Pty Limited ACN 106 723 380
Armidale Private Hospital	Armidale Hospital Pty Limited ACN 106 723 200
Melbourne Private Hospital	Melbourne Hospital Pty Limited ACN 106 723 415
Joondalup Health Campus	Joondalup Hospital Pty Limited ACN 106 723 193
Frances Perry Private Hospital	Frances Perry Hospital Pty Limited ACN 106 723 228

Each Asset Sale Deed is subject to a condition precedent to the formation of the contract being the consent of the relevant State authority to the transfer to the Buyer of the right to operate the hospital. Until the consent of the State Authority is obtained, MGL will continue to operate the hospital in question.

If the State Authority does not provide its consent within a specified period which may be extended by agreement of the parties, MGL will pass the economic benefit of the hospital business to the Buyer, without transferring actual ownership or the right to operate the hospital.

Each transfer under an Asset Sale Deed is also subject to the Buyer acquiring the appropriate private hospital licence to operate the hospital.

It is a condition to completion of the Asset Sale Deeds relating to each of Joondalup Health Campus and Noosa Private Hospital that the consents of financiers be obtained to either the novation to the buyer of the financing structure relating to the hospital or the repayment of amounts owed to the financier.

Deed of Cross Guarantee

The Deed of Cross Guarantee was executed on 21 October 2003. The parties to the Deed of Cross Guarantee are Mayne, the Buyer and the Buyer Companies. Each of the Buyer and the Buyer Companies irrevocably and unconditionally guarantee to Mayne the due and punctual performance by each other guarantor of all the obligations of each other guarantor under the Umbrella Deed, Share & Asset Sale Deed, the 9 Asset Sale Deeds and a Shared Services Agreement and of Property Licence and Consultancy Agreement to be signed at Completion of the Share & Asset Sale Deed. Mayne is indemnified by each of the Buyer and Buyer Companies from any loss suffered arising out of any failure by the Buyer or a Buyer Company to duly and punctually perform such obligations.

Sale of Mayne’s Non-Health Logistics Businesses

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

Contract Logistics

On 1 November 2002, Mayne Group Limited and Faulding Healthcare Pty Limited (“Mayne”) entered into a share and asset sale agreement (“Contract Logistics Sale Agreement”) with Linfox Proprietary Limited (“Linfox”), pursuant to which Mayne agreed to sell to its business comprising integrated contract distribution, warehousing, inventory control, fulfilment and fleet management carried on in Australia, Malaysia, Indonesia, Thailand and China (“Contract Logistics Business”). Completion of the sale pursuant to the Contract Logistics Sale Agreement occurred on 3 February 2003.

The sale of the Contract Logistics Business was effected by the sale of all of the issued shares in the capital of Mayne Logistics Pty Limited (“MLPL”) and certain other assets. The other assets to be sold comprise goodwill, fixed assets, motor vehicles, intellectual property, stock, prepayments, business records, business names, trade debts owing to Mayne in respect of the Contract Logistics Business prior to Completion, Mayne’s rights under certain business contracts and property leases relating exclusively to the Contract Logistics Business and all other assets owned by Mayne which are used exclusively in the conduct of the Contract Logistics Business but exclude cash and debtors other than trade debtors (to which Mayne remains entitled after Completion).

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

The assets sold comprised goodwill, fixed assets, motor vehicles, intellectual property, stock, prepayments, business records, business names and Mayne’s rights under certain business contracts and property leases relating exclusively to the Armaguard Business and all other assets owned by Mayne which were used exclusively in the conduct of the Armaguard Business but exclude cash, trade debtors and other debtors to which Mayne remained entitled after Completion. Mayne has also agreed to sell real property relating to the Armaguard Business under the terms of a number of separate land sale agreements.

Under the Armaguard Sale Agreement, Linfox assumed responsibility and liability for obligations arising after Completion under business contracts and property leases relating to the Armaguard Business and certain employment related liabilities referred to below. Mayne retained responsibility and liability for all other debts and liabilities of the Armaguard Business.

Linfox was obliged to make offers to employees and independent contractors of the Armaguard Business on terms and conditions no less favourable in aggregate than those on which the relevant employees or independent contractors were employed immediately prior to Completion, and to recognise their accrued entitlements. Linfox assumed responsibility and liability for obligations relating to the employees and independent contractors of the Armaguard Business (including workers’ compensation claims arising before or after Completion in respect of employees and independent contractors that transferred to Linfox and any retirement, redundancy or severance payments or costs in respect of employees or independent contractors of the Armaguard Business).

Mayne gave warranties and indemnities customary in asset sale agreements in Australia, subject to limitations at to time, minimum and maximum claim amounts and certain other limitations.

Subject to certain exceptions, Mayne agreed not to carry on or be concerned or interested economically in any business or activity which is the same as, substantially similar to, or competitive with, the Armaguard Business in Australia for a period of up to 5 years after Completion.

The parties entered into a shared services agreement pursuant to which Mayne agreed to provide Linfox with certain transitional services, including IT related services, for up to 18 months from Completion.

DHL

On 1 November 2002, Mayne Group Limited (“Mayne”) and its wholly-owned subsidiaries, Mayne Group Canada Inc. (“MGCI”) and Loomis Canada Holding Company Inc. (“CanadaCo”) entered into a share sale agreement (“MGCI Share Sale Agreement”) with DHL International Express Ltd. (“DHL”) and DHL Worldwide Express B.V., pursuant to which Mayne agreed to sell to DHL all of the issued and outstanding shares in MGCI (“Shares”), being the company which carries on the business of providing package transportation services and time-critical express services in Canada. DHL’s parent company, DHL Worldwide Express B.V. guarantees DHL’s obligations under the MGCI Share Sale Agreement until the time of Completion. Completion of the sale pursuant to the MGCI Share Sale Agreement occurred on 31 January 2003.

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

The MGCI Share Sale Agreement contemplates that Mayne’s Canadian holdings was reorganised such that CanadaCo will acquire MGCI and DHL entered into an agreement to acquire all of the shares in CanadaCo (the “CanadaCo Share Sale Agreement”). The CanadaCo Share Sale Agreement was conditional only on DHL obtaining the same regulatory approvals required pursuant to the MGCI Share Sale Agreement. The MGCI Share Sale Agreement provided that the MGCI Share Sale Agreement would complete prior to the CanadaCo Share Sale Agreement, thus ensuring that, at the time that DHL acquired CanadaCo, MGCI was a wholly-owned subsidiary of CanadaCo. Mayne gave an indemnity in favour of DHL, CanadaCo and MGCI in relation to liabilities, which may have been incurred by them in consequence of the reorganisation.

On completion and subject to certain agreed exceptions, Mayne and DHL entered into a non-competition agreement pursuant to which Mayne would agree not to carry on or be engaged in any business of providing package transportation services and time-critical express services in North America for 5 years after completion.

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

On 27 September 2001 the Australian and United States Governments signed a protocol to amend the double tax convention between the two countries (Protocol). The Protocol was ratified on 12 May, 2003 and took effect on 1 July 2003 in relation to the dividend withholding tax changes.

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

However, the 27 September 2001 Protocol ratified on 12 May, 2003 expressly allows Australia to apply its domestic laws to tax capital gains made by US residents. Accordingly, the convention will not provide relief from Australian capital gains tax but the US domestic tax law will allow a foreign tax credit for any Australian capital gains tax paid. This component of the Protocol will take effect in the US from 1 January 2004 and in Australia from 1 July, 2004.

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

Australian Stamp Duty

Australian stamp duty will not be payable on the acquisition of ADSs or on any subsequent transfer of an ADS. Stamp duty on:

(a)	transfers of shares listed for quotation on the Australian Stock Exchange or a recognised stock exchange; and

(b)	transfers of interests in shares listed for quotation on the Australian Stock Exchange or a recognised stock exchange, whether or not the interest is listed for quotation on the Australian Stock Exchange or a recognised stock exchange;

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

Taxation of Dividends

Under the U.S. federal income tax laws, if you are a U.S. holder, you must include in your gross income the gross amount of any dividend paid by Mayne out of its current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). You must include any Australian tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is ordinary income that you must include in income when you, in the case of Ordinary Shares, or the Depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. If you are a noncorporate U.S. holder, dividends paid to you in taxable years beginning after December 31, 2002 and before January 1, 2009 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the shares or ADSs for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the shares or ADSs generally will be qualified dividend income The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the Australian dollar payments made, determined at the spot Australian dollar/U.S. dollar rate on the date the dividend distribution, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss. The gain or loss generally will be income or loss from sources within the U.S. for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the Ordinary Shares or ADSs and thereafter as capital gain.

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

Taxation of Capital Gains

If you are a U.S. holder and you sell or otherwise dispose of your Ordinary Shares or ADSs, you will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your Ordinary Shares or ADSs. Capital gain of a noncorporate U.S. holder is generally taxed at a maximum rate of 15% where the property is held more than one year. The gain or loss will generally be income or loss from sources within the U.S. for foreign tax credit limitation purposes.

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

EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

Under existing Australian legislation, the Reserve Bank of Australia does not inhibit the import and export of funds, and no permission is required by Mayne for the movement of funds in and out of Australia, except in connection with the transfer of funds or certain payments to or by the order of, and certain transactions involving, directly or indirectly certain supporters of the former government or Federal Republic of Yugoslavia and ministers and senior officials of the Government of Zimbabwe.

Under the Charter of United Nations (Terrorism and Dealing with Assets) Regulations 2002 (Regulations), persons holding financial and other assets for terrorists listed by the Australian Minister of Foreign Affairs (the Minister) are prohibited from dealing with those assets.

Under the Iraq (Reconstruction and Repeal of Sanctions) Regulations 2003 a freeze is imposed on the financial resources of the previous government of Iraq, Saddam Hussein, other senior officials of his regime and their immediate families.

Accordingly, at the present time, remittance of any dividends, interest or other payment by Mayne to non-resident holders of Mayne’s securities in the United States are not restricted by exchange controls or other limitations unless the non-resident holder is a terrorist listed by the Minister for the purposes of the Regulations or a supporter of the former government of the Federal Republic of Yugoslavia, a minister or senior official of the Government of Zimbabwe, the previous government of Iraq, Saddam Hussein, a senior official of his regime, or a member of their immediate families..

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

It is possible to read and copy documents referred to in this annual report on Form 20-F that have been filed with the Securities and Exchange Commission (SEC) at the SEC’s public reference room located at 450 Fifth Street, NW, Washington DC 20549. Please call the SEC at 1-800-SEC-0330 for further instructions. It is also possible to access this information through the SEC’s website via the EDGAR system at www.sec.gov.

ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

Borrowings (in thousands of A$):

The following table sets out the book values, weighted average interest rates, maturities and fair values of the Company’s borrowings at 30 June 2003.

Type	Expected to mature in						2002-03
	2003/04	2004/05	2005/06	2006/07	2007/08	Thereafter	Total	Fair value
Bank overdrafts	61	—	—	—	—	—	61	61
Average rate –floating	8.50%

US dollar Bonds	—	—	525,210	—	—	—	525,210	554,695
Average rate – fixed			6.25%

Bank term loans	60,000	—	—	23,203	—	—	83,203	83,203
Average rate – floating	5.50%			12.75%

Money Market Borrowings							—	—
Average rate – floating

Other loans and deposits	—	—	—	—	—	—	—	—
Average rate – floating

Lease liabilities	9,466	7,279	2,812	1,451	188	—	21,196	21,196
Average rate – fixed	10.60%	8.65%	7.18%	5.91%	6.51%

Type	Expected to mature in						2001-02
	2002/03	2003/04	2004/05	2005/06	2006/07	Thereafter	Total	Fair value

Bank overdrafts	197	—	—	—	—	—	197	197
Average rate - floating	7.75%

US dollar Bonds	—	—	—	618,266	—	—	618,265	633,163
Average rate - fixed				6.25%

Bank term loans	2,426	—	—	—	26,006	—	28,432	28,432
Average rate - floating	18.87%				18.75%

Money Market Borrowings
Average rate - floating

Medium term notes - US dollars	—	—	—	—	—	—	—	—
Average rate - fixed

Other loans and deposits	68	2,701	1,444	1,320	—	—	5,533	5,533
Average rate - floating	6.47%	7.87%	7.87%	7.87%

Lease liabilities	3,082	3,117	1,205	942	101	—	8,447	8,447
Average rate - fixed	6.91%	8.44%	10.46%	10.46%	9.32%

Interest rate swaps (in thousands of A$)

The following table indicates the types of interest rate swaps used at 30 June 2003 showing their notional amounts and fair values, their maturities and the weighted average interest rates. The average floating rate is the implied market rate for the term of the swap (plus any applicable margin) weighted by the face value of the instrument.

	Expected to mature in						2002-03
	2003/04	2004/05	2005/06	2006/07	2007/08	Thereafter	Total	Fair value

Receive - fixed rate swaps

Australian dollars	—	—	—	—	37,133	—	37,133	3,392

Average fixed rate					8.18%
Average floating rate					6.49%

United States dollars	—	—	525,210		—	—	525,210	53,784

Average fixed rate			6.28%
Average floating rate			2.14%

Pay - fixed rate swaps

Australian dollars	51,110	10,000	220,000	—	37,133	—	318,243	(13,391)

Average fixed rate	6.37%	6.57%	5.49%		10.04%
Average floating rate	4.87%	4.57%	4.67%		5.99%

United States Dollars	—	7,503	—	—	—	—	7,503	(73)

Average fixed rate		2.09%
Average floating rate		1.32%

All the receive fixed swaps convert fixed debt to floating debt, hence their fair values are offset by the difference between the fair value and the book value of the underlying debt instrument.

Within policy parameters, the pay fixed swaps are used to hedge the economic entity’s floating debt exposure. A portion of the pay fixed swaps greater than 4 years derive from hedging a fixed receivable.

The A$220 million pay fixed swaps maturing in 2005/06 include A$20 million of forward start swaps with a starting date of 3 November 2003.

	Expected to mature in						2001-02
	2002/03	2003/04	2004/05	2005/06	2006/07	Thereafter	Total	Fair value

Receive – fixed rate swaps

Australian dollars	—	—	—	—	—	38,150	38,150	860

Average fixed rate						8.18%
Average floating rate						7.70%

United States dollars	—	—	—	618,265	—	—	618,265	35,665

Average fixed rate				6.28%
Average floating rate				4.45%

Pay – fixed rate swaps

Australian dollars	5,000	35,000	10,000	140,000	—	54,726	244,726	(6,026)

Average fixed rate	6.44%	5.52%	6.5%	5.88%		9.47%
Average floating rate	5.13%	5.57%	5.86%	5.96%		7.08%

United States Dollars	—	—	—	—	—	—	—	—

Average fixed rate
Average floating rate

Interest rate options (in thousands of A$)

Interest rate options give the purchaser the right but not the obligation to pay or to receive interest flows for a specified time at a specified rate at a specified date in the future. The following table sets out the interest rate options in place at 30 June 2003, showing the face values, the average interest rates and the fair values.

	Expected to mature in						2002-03
	2003/04	2004/05	2005/06	2006/07	2007/08	Thereafter	Total	Fair value
Sold

Cap

British Pounds	—	—	—	—	—	—	—	—
Average rate
Canadian Dollars	—	—	—	—	—	—	—	—
Average rate
Euro	—	—	—	—	—	—	—	—
Average rate

Sold

Floor

Pounds sterling	—	—	—	—	—	—	—	—
Average rate
Canadian Dollars	—	—	—	—	—	—	—	—
Average rate
Euro	—	—	—	—	—	—	—	—
Average rate

Bought

Cap

Pounds Sterling	—	—	—	—	—	—	—	—
Average rate
Canadian Dollars	—	—	—	—	—	—	—	—
Average Rate
Euro	—	—	—	—	—	—	—	—
Average Rate

	Expected to mature in						2001-02
	2002/03	2003/04	2004/05	2005/06	2006/07	Thereafter	Total	Fair value
Sold

Cap

British Pounds	13,495	—	—	—	—	—	13,495	—
Average rate	8.15%
Canadian Dollars	3,506	—	—	—	—	—	3,506	—
Average rate	7.50%
Euro	8,738	—	—	—	—	—	8,738	—
Average rate	5.80%

Sold

Floor

Pounds sterling	13,495	—	—	—	—	—	13,495	(68)
Average rate	6.00%
Canadian Dollars	3,506	—	—	—	—	—	3,506	(19)
Average rate	5.01%
Euro	8,738	—	—	—	—	—	8,738	(1)
Average rate	3.45%

Bought

Cap

Pounds Sterling	26,990	—	—	—	—	—	26,990	—
Average rate	8.99%
Canadian Dollars	7,012	—	—	—	—	—	7,012	—
Average Rate	8.02%
Euro	17,476	—	—	—	—	—	17,746	—
Average Rate	6.88%

Foreign exchange risk

The Company is exposed to foreign currency exchange rate risk through its borrowings, which are predominantly in United States dollars and through the net assets held by its self sustaining foreign affiliates, which are predominantly denominated in Euro, British pounds and Canadian dollars. The Company uses foreign currency swaps and cross currency swaps to hedge these exposures. The economic entity also uses the foreign exchange market to hedge transactional exposures derived from direct exports, capital purchases and expenses denominated in foreign currencies, and internal loans between the parent company and its wholly owned offshore entities. The following table sets out the face values of foreign currency swaps and cross currency interest rate swaps in place at 30 June 2003, showing the contract rates, maturities and fair values converted to A$ at current rates at balance date.

Derivative instruments subject to foreign exchange risk

(in thousands of A$)

	Expected to mature in						2002-03
	2003/04	2004/05	2005/06	2006/07	2007/08	Thereafter	Total	Fair value
Sell
Canadian dollars	27,830	—	—	—	—	—	27,830	264
Average contracted rate	0.8899
British pounds	17,584	—	—	—	—	—	17,584	584
Average contracted rate	0.3910
European dollars	61,375	—	—	—	—	—	61,375	2,672
Average contracted rate	0.5590
New Zealand	5,329	—	—	—	—	—	5,329	97
Average contracted rate	1.1243
Singapore dollars	3,076	—	—	—	—	—	3,076	137
Average contracted rate	1.1206

Buy
British pounds	11,139	—	—	—	—	—	11,139	(110)
Average contracted rate	0.4000
United States dollars	248,475	—	210,084	—	—	—	458,559	1,855
Average contracted rate	0.6145		0.7475

	Expected to mature in						2001-02
	2002/03	2003/04	2004/05	2005/06	2006/07	Thereafter	Total	Fair value
Sell
Canadian dollars	142,280	—	—	—	—	—	142,280	1,450
Average contracted rate	0.8438
British pounds	26,991	—	—	—	—	—	26,991	(105)
Average contracted rate	0.3715
European dollars	57,148	—	—	—	—	—	57,148	(1,350)
Average contracted rate	0.5847
New Zealand	5,274	—	—	—	—	—	5,274	(44)
Average contracted rate	1.1669
United States dollars	10,360	—	—	—	—	—	10,360	667
Average contracted rate	0.5328

Buy
British pounds	37,247	—	—	—	—	—	37,247	862
Average contracted rate	0.3790
United States dollars	285,554	—	—	—	247,306	—	532,860	45,737
Average contracted rate	0.5367				0.7475

ITEM 12 – DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

ITEM 13 – DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES

None

ITEM 14 – MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE PROCEEDS

None

ITEM 15 – CONTROL AND PROCEDURES

Based on their evaluation as of the end of the period covered by this report, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures referred to in paragraph 4(c) of their certifications included as Exhibit 12 to this annual report (the Certifications) were effective. During the period covered by this report, we have not made any change to our internal control over the financial reporting (as referred to in paragraph 4(d) of the Certifications) that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16 – RESERVED

Not applicable

ITEM 17 – FINANCIAL STATEMENTS

Not responded to as Item 18 complied with.

ITEM 18 – FINANCIAL STATEMENTS

Refer to pages F1 to F 81, which are incorporated herein by reference.

ITEM 19 – EXHIBITS

4.	Material Contracts

4.1.*	Umbrella Deed - Hospitals between Mayne Group Limited (“MGL”), Mayne Healthcare Holdings Pty Ltd, Australian Newco Holdings Pty Ltd, and each of P.O.W. Hospital Pty Limited, Caboolture Hospital Pty Limited, Logan Hospital Pty Limited, Port Macquarie Hospital Pty Limited, Noosa Privatised Hospital Pty Limited, Armidale Hospital Pty Limited, Melbourne Hospital Pty Limited, Joondalup Hospital Pty Limited and Frances Perry Hospital Pty Limited dated 21 October 2003. (Exhibit 1)

4.2.*	Share and Asset Sale Deed - Hospitals between MGL, Mayne Healthcare Holdings Pty Ltd, Australian Newco Holdings Pty Ltd, P.O.W. Hospital Pty Limited, Caboolture Hospital Pty Limited, Logan Hospital Pty Limited, Port Macquarie Hospital Pty Limited, Noosa Privatised Hospital Pty Limited, Armidale Hospital Pty Limited, Melbourne Hospital Pty Limited, Joondalup Hospital Pty Limited and Frances Perry Hospital Pty Limited dated 21 October 2003. (Exhibit 2)

4.3.*	Asset Sale Deed - Port Macquarie Base Hospital between MGL, Port Macquarie Hospital Pty Limited, Australian Newco Holdings Pty Ltd, P.O.W. Hospital Pty Limited, Caboolture Hospital

Pty Limited, Logan Hospital Pty Limited, Noosa Privatised Hospital Pty Limited, Armidale Hospital Pty Limited, Melbourne Hospital Pty Limited, Joondalup Hospital Pty Limited and Frances Perry Hospital Pty Limited dated 21 October 2003. (Exhibit 3)

4.4.*	Asset Sale Deed - Noosa Hospital between MGL, Noosa Privatised Hospital Pty Limited, Australian Newco Holdings Pty Ltd, P.O.W. Hospital Pty Limited, Caboolture Hospital Pty Limited, Logan Hospital Pty Limited, Port Macquarie Hospital Pty Limited, Armidale Hospital Pty Limited, Melbourne Hospital Pty Limited, Joondalup Hospital Pty Limited and Frances Perry Hospital Pty Limited dated 21 October 2003. (Exhibit 4)

4.5.*	Asset Sale Deed - Armidale Private Hospital between MGL, Armidale Hospital Pty Limited, Australian Newco Holdings Pty Ltd, P.O.W. Hospital Pty Limited, Caboolture Hospital Pty Limited, Logan Hospital Pty Limited, Port Macquarie Hospital Pty Limited, Noosa Privatised Hospital Pty Limited, Melbourne Hospital Pty Limited, Joondalup Hospital Pty Limited and Frances Perry Hospital Pty Limited dated 21 October 2003. (Exhibit 5)

4.6.*	Asset Sale Deed - Caboolture Private Hospital between MGL, Caboolture Hospital Pty Limited, Australian Newco Holdings Pty Ltd, P.O.W. Hospital Pty Limited, Logan Hospital Pty Limited, Port Macquarie Hospital Pty Limited, Noosa Privatised Hospital Pty Limited, Armidale Hospital Pty Limited, Melbourne Hospital Pty Limited, Joondalup Hospital Pty Limited and Frances Perry Hospital Pty Limited dated 21 October 2003. (Exhibit 6)

4.7.*	Asset Sale Deed - Logan Private Hospital between MGL, Logan Hospital Pty Limited, Australian Newco Holdings Pty Ltd, P.O.W. Hospital Pty Limited, Caboolture Hospital Pty Limited, Port Macquarie Hospital Pty Limited, Noosa Privatised Hospital Pty Limited, Armidale Hospital Pty Limited, Melbourne Hospital Pty Limited, Joondalup Hospital Pty Limited and Frances Perry Hospital Pty Limited dated 21 October 2003. (Exhibit 7)

4.8.*	Asset Sale Deed - The Melbourne Private Hospital between MGL, Melbourne Hospital Pty Limited, Australian Newco Holdings Pty Ltd, P.O.W. Hospital Pty Limited, Caboolture Hospital Pty Limited, Logan Hospital Pty Limited, Port Macquarie Hospital Pty Limited, Noosa Privatised Hospital Pty Limited, Armidale Hospital Pty Limited, Joondalup Hospital Pty Limited and Frances Perry Hospital Pty Limited dated 21 October 2003. (Exhibit 8)

4.9.*	Asset Sale Deed - Prince of Wales Private Hospital between MGL, P.O.W. Hospital Pty Limited, Australian Newco Holdings Pty Ltd, Caboolture Hospital Pty Limited, Logan Hospital Pty Limited, Port Macquarie Hospital Pty Limited, Noosa Privatised Hospital Pty Limited, Armidale Hospital Pty Limited, Melbourne Hospital Pty Limited, Joondalup Hospital Pty Limited and Frances Perry Hospital Pty Limited dated 21 October 2003. (Exhibit 9)

4.10.*	Asset Sale Deed - Joondalup Health Campus between MGL and Joondalup Hospital Pty Limited, Australian Newco Holdings Pty Ltd, P.O.W. Hospital Pty Limited, Caboolture Hospital Pty Limited, Logan Hospital Pty Limited, Port Macquarie Hospital Pty Limited, Noosa Privatised Hospital Pty Limited, Armidale Hospital Pty Limited, Melbourne Hospital Pty Limited and Frances Perry Hospital Pty Limited dated 21 October 2003. (Exhibit 10)

4.11.*	Asset Sale Deed - Frances Perry Private Hospital between MGL, Frances Perry Hospital Pty Limited, Australian Newco Holdings Pty Ltd, P.O.W. Hospital Pty Limited, Caboolture Hospital Pty Limited, Logan Hospital Pty Limited, Port Macquarie Hospital Pty Limited, Noosa Privatised Hospital Pty Limited, Armidale Hospital Pty Limited, Melbourne Hospital Pty Limited and Joondalup Hospital Pty Limited dated 21 October 2003. (Exhibit 11)

4.12.	Deed of Cross Guarantee between MGL, Mayne Healthcare Holdings Pty Ltd, Australian Newco Holdings Pty Ltd, P.O.W. Hospital Pty Limited, Caboolture Hospital Pty Limited, Logan Hospital Pty Limited, Port Macquarie Hospital Pty Limited, Noosa Privatised Hospital Pty Limited, Armidale Hospital Pty Limited, Melbourne Hospital Pty Limited, Joondalup Hospital Pty Limited and Frances Perry Hospital Pty Limited dated 21 October 2003. (Exhibit 12)

4.13.*	Share Sale Agreement - Indonesian Hospitals between MGL and Australian Newco Holdings Pty Ltd dated 21 October 2003. (Exhibit 13)

4.14.	Service Contract between Mayne Group Limited and Stuart Hinchen dated 9 April 2002. (Exhibit 14)

4.15.	Service Contract between Mayne Group Limited and Alan Reid dated 21 November 2001. (Exhibit 15)

4.16.	Service Contract between Mayne Group Limited and Scott Richards dated 21 May 2002. (Exhibit 16)

4.17.	Service Contract between Mayne Group Limited and Michael Kotsanis dated 24 February 2003. (Exhibit 17)

4.18.	Service Contract between Mayne Group Limited and Paul Binfield dated 14 April 2003. (Exhibit 18)

4.19.	Service Contract between Mayne Group Limited and Paul Binfield dated 2 October 2003. (Exhibit 19)

*	Certain confidential portions of these exhibits have been omitted pursuant to a request for confidential treatment and filed separately with the commission.

12.	Certifications

12.1	Certification required by Rule 13a-14(a)

12.2	Certification required by Rule 13a-14(a)

13.	Certifications

13.1	Certification required by Rule 13a-14(b)

13.2	Certification required by Rule 13a-14(b)

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorised.

MAYNE GROUP LIMITED

/s/ Paul Binfield
Paul Binfield
Chief Financial Officer
9 December 2003

Statements of Financial Performance

for the financial year ended 30 June 2003

		Consolidated			Parent Entity
		2003	2002	2001	2003	2002
	Note	$’000	$’000	$’000	$’000	$’000
Revenues from ordinary activities	3	5,840,095	5,110,420	3,756,328	1,208,899	854,595
Employee expense		(1,507,093)	(1,663,254)	(1,409,609)	(449,692)	(600,432)
Subcontractor expense		(254,266)	(403,637)	(405,754)	(73,542)	(88,103)
Purchases of materials and trading stocks		(2,207,366)	(991,327)	—	—	—
Change in inventories		26,777	(16,733)	—	—	—
Consumables expense		(332,284)	(460,479)	(400,017)	(61,835)	(88,640)
Marketing costs		(103,648)	(77,662)	(8,752)	(1,549)	(9,584)
Fleet operation and distribution costs		(85,589)	(152,302)	(107,313)	(9,195)	(23,368)
Occupancy costs		(123,645)	(80,902)	(64,349)	(21,757)	(25,200)
Depreciation and amortisation	4	(213,522)	(197,138)	(137,550)	(28,506)	(39,265)
Borrowing costs	4	(45,134)	(51,476)	(62,739)	(47,304)	(61,091)

Other expenses from ordinary activities		(1,386,399)	(807,630)	(919,869)	(1,214,469)	(42,489)

Cost recovery from controlled entities		—	—	—	106,399	98,263

Share of net profits / (losses) of associates accounted for using the equity method	32	510	(49)	416	—	—

Profit / (loss) from ordinary activities before income tax (expense) / benefit		(391,564)	207,831	240,792	(592,551)	(25,314)

Income tax (expense) / benefit	5	(61,025)	(30,616)	(75,342)	8,825	23,249

Net profit / (loss)		(452,589)	177,215	165,450	(583,726)	(2,065)

Net (profit) / loss attributable to outside equity interests	22	(3,574)	(3,604)	(3,888)	—	—

Net profit / (loss) attributable to members of Mayne Group Limited		(456,163)	173,611	161,562	(583,726)	(2,065)

The accompanying notes form part of this financial report

Statements of Financial Performance

for the financial year ended 30 June 2003

		Consolidated						Parent Entity
		2003		2002		2001		2003	2002
	Note	$’000		$’000		$’000		$’000	$’000
Net profit / (loss) attributable to members of Mayne Group Limited (brought forward)		(456,163)		173,611		161,562		(583,726)	(2,065)
Non-owner transaction changes in equity:
Net increase / (decrease) in asset revaluation reserve	21	—		8,204		—		—	338
Net (decrease) in retained profits on the initial adoption of revised AASB 1028 “Employee Benefits”		(1,736)		—		—		(457)	—
Net exchange difference on translation of financial statements of self-sustaining foreign operations	21	(30,739)		16,478		(8,152)		—	—

Total revenues, expenses and valuation adjustments attributable to members of Mayne Group Limited and recognised directly in equity		(32,475)		24,682		(8,152)		(457)	338

Total changes in equity from non-owner related transactions attributable to members of Mayne Group Limited	22	(488,638)		198,293		153,410		(584,183)	(1,727)

Basic earnings per share	6	(57.0	)c	24.6	c	40.7	c
Diluted earnings per share	6	(57.0	)c	24.5	c	40.6	c
Dividends per share	7	4.0	c	14.0	c	13.0	c

The accompanying notes form part of this financial report

Statements of Financial Position as at 30 June 2003

		Consolidated		Parent Entity
		2003	2002	2003	2002
	Note	$’000	$’000	$’000	$’000
Current Assets
Cash and deposits	8	255,192	425,623	139,625	224,731
Receivables	9	849,854	987,137	4,301,050	2,111,528
Inventories	10	381,576	402,828	6,048	8,676
Other current assets	11	67,565	32,781	29,724	14,036

Total Current Assets		1,554,187	1,848,369	4,476,447	2,358,971

Non-Current Assets
Deposits	8	675	41,998	—	41,026
Receivables	12	12,549	8,512	8,639	4,717
Investments accounted for using the equity method	32	8,506	8,382	—	—
Other financial assets	13	17,405	25,893	2,671,862	3,457,042
Property, plant & equipment	14	1,074,061	1,450,658	113,831	218,346
Intangibles	15	1,764,814	1,707,827	5,326	18,348
Deferred tax assets	16	198,300	232,142	81,368	85,157
Other	16	28,058	67,454	23,670	63,017

Total Non-Current Assets		3,104,368	3,542,866	2,904,696	3,887,653

Total Assets	25	4,658,555	5,391,235	7,381,143	6,246,624

Current Liabilities
Payables	17	613,757	681,513	103,477	118,922
Interest-bearing liabilities	18	69,619	5,773	3,882,427	1,849,559
Current tax liabilities	19	34,886	9,975	—	—
Provisions	19	321,643	317,439	85,579	141,357

Total Current Liabilities		1,039,905	1,014,700	4,071,483	2,109,838

Non-Current Liabilities
Payables	17	6,176	7,627	1,315	1,820
Interest-bearing liabilities	18	560,140	655,101	525,222	618,589
Deferred tax liabilities	19	41,333	71,194	4,660	5,550
Provisions	19	23,209	24,789	3,819	9,446

Total Non-Current Liabilities		630,858	758,711	535,016	635,405

Total Liabilities	25	1,670,763	1,773,411	4,606,499	2,745,243

Net Assets		2,987,792	3,617,824	2,774,644	3,501,381

Equity
Mayne Group Limited Interest
Contributed equity	20	3,292,514	3,403,284	3,292,514	3,403,284
Reserves	21	(30,377)	(2,766)	4,183	4,183
Retained profits	21	(278,665)	214,146	(522,053)	93,914

Total Mayne Group Limited Equity Interest		2,983,472	3,614,664	2,774,644	3,501,381

Outside equity interests	22	4,320	3,160	—	—

Total Equity		2,987,792	3,617,824	2,774,644	3,501,381

The accompanying notes form part of this financial report

Statements of Cash Flows

for the financial year ended 30 June 2003

		Consolidated			Parent Entity
		2003	2002	2001	2003	2002
	Note	$’000	$’000	$’000	$’000	$’000
Cash Flows from Operating Activities

Cash receipts from customers		5,513,332	5,366,314	3,189,932	793,762	1,009,304
Cash payments to suppliers and employees		(5,266,079)	(5,066,071)	(3,016,620)	(847,208)	(1,072,616)
Dividends and trust distributions received		555	1,863	730	116,569	—
Interest received		14,556	32,566	17,410	50,451	20,416
Borrowing costs paid		(43,320)	(55,725)	(50,409)	(61,550)	(52,358)
Income taxes paid		(33,047)	(98,888)	(56,058)	(10,700)	(23,544)

Net operating cash flows	23	185,997	180,059	84,985	41,324	(118,798)

Cash Flows from Investing Activities

Proceeds on disposal of entities / business operations (net of cash disposed)		438,201	23,474	456,683	354,255	—
Payments for acquisition of entities (net of cash acquired)		(410,268)	(267,742)	(9,435)	—	(243,142)
Proceeds from sale of property, plant and equipment		9,202	89,161	19,098	10,673	4,146
Payments for property, plant and equipment		(163,366)	(174,952)	(145,077)	(37,066)	(86,611)
Proceeds from sale of investments		—	3,796	—	—	3,391
Payments for investments		(15,106)	(5,493)	(2,554)	—	—
Proceeds from loans repaid		209	678	2,865	(14,260)	—
Payments for loans		—	(968)	(2,422)	—	—
Payments for additional equity in controlled entities		—	(60,596)	(143)	(41,451)	(21,670)
Proceeds/(payments) for loans to controlled entities		—	—	—	(220,738)	713,598
Proceeds from sale of Faulding oral pharmaceutical business		—	1,312,257	—	—	—
Payments for amounts capitalised into goodwill		(23,318)	(73,821)	—	—	—

Net investing cash flows		(164,446)	845,794	319,015	51,413	369,712

Cash Flows from Financing Activities

Proceeds from issue of shares		20	9,823	206,465	20	9,823
Proceeds from borrowings		610,000	46,801	106,217	610,000	49
Repayments of borrowings		(550,000)	(1,094,091)	(231,757)	(550,000)	(292,354)
Finance lease principal		(9,020)	(9,139)	(7,737)	—	—
Payments for share buy-back		(131,959)	—	—	(131,758)	—
Dividends paid		(71,296)	(66,241)	(33,171)	(71,296)	(64,180)
Realised foreign exchange gains/(losses)		(27,077)	(60,042)	16,123	(28,182)	(87,713)

Net financing cash flows		(179,332)	(1,172,889)	56,140	(171,216)	(434,375)

Net increase/(decrease) in cash held		(157,781)	(147,036)	460,140	(78,479)	(183,461)
Cash at the beginning of the financial year		425,411	580,901	109,761	209,507	392,968
Effect of exchange rate changes on cash held		(12,438)	(8,454)	11,000	(538)	—

Cash at the end of the financial year	23	255,192	425,411	580,901	130,490	209,507

The accompanying notes form part of this financial report

Notes to financial statements for the financial year ended 30 June 2003

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

(b) Financial Year

The 2003 and 2002 financial years comprised the years ended 30 June 2003 and 30 June 2002 compared to the 2001 financial year which comprised 52 weeks from 3 July 2000 through to 30 June 2001. The accounts have been prepared in accordance with the versions of applicable Accounting Standards in force for financial years ending on 30 June.

From 1 July 2001 the consolidated entity has operated on financial years ending on 30 June.

(c) Reclassification of financial information

Segment reporting

Comparative segmental information has been reclassified to to apply to the segment disclosure the requirements of AASB 1042 “Discontinuing Operations”.

The consolidated entity operates predominantly in the following industries:

“Hospitals” comprises the mangement of stand alone and co-located private hospitals and public hospital management.

“Health Services” comprises pathology and diagnostic imaging services, the management of medical centres and the provision of distribution and retail management services to pharmacies.

“Pharmaceuticals” comprises the development, manufacture and distribution of injectible pharmaceuticals and of health and personal care products.

“Logistics” comprises warehousing and distribution, distribution fleet management, armoured cars, priority and specialised express freight, couriers and messengers. The logistics business were divested during the period and have been disclosed as discontinued.

“Unallocated” comprises expenditure which is not recovered from the operating businesses, cash deposits, investments, borrowings and tax balances not attributed to the operating businesses.

There are no material inter-entity sales.

Provisions

Certain amounts classified in other creditors in the previous financial year have been reclassified to provisions as a result of the first time application of AASB 1044 “Provisions, Contingent Liabilities and Contingent Assets”.

The amounts reclassified are as follows:

-	$105,065,000 consolidated ($26,585,000 parent entity) reclassified from current other creditors to provisions

-	$820,000 consolidated ($820,000 parent entity) reclassified from other non-current creditors to provisions.

(d) Revenue recognition

Sales revenue comprises revenue earned (net of discounts and allowances) from the provision of services by the Hospitals, Pathology, Diagnostic Imaging, Medical Centres, Pharmacy Services and Logistics businesses and from the sale of goods by the Phamaceuticals, Consumer Products and Pharmacy services businesses to entities outside the consolidated entity. Sales revenue is recognised when the service has been performed or when the consolidated entity has passed control of the goods to the buyer. Prepaid revenue for freight satchels and stickers (Logistics businesses) is deferred and recognised when the service has been completed using systems which monitor sales and service patterns.

Interest income is recognised as the interest accrues.

The gross proceeds of asset sales are recognised as revenue once control of the asset has passed to the purchaser and the profit or loss on disposal is also brought to account at this time.

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

The statements of financial performance have been translated at an average rate for the year. Exchange differences arising on translation of “self sustaining” foreign operations have been transferred to the Foreign Currency Translation Reserve on consolidation.

The balance of the Foreign Currency Translation Reserve relating to a controlled entity that is disposed of is transferred to retained earnings in the year of disposal.

Hedges:

Having regard to natural currency hedges, where foreign assets are offset against foreign liabilities, the Directors have, where prudent, entered into specific hedge transactions to protect the value of equity in and loans to overseas controlled entities. In accordance with the requirements of AASB 1012 - “Foreign Currency Translation” gains or losses resulting from these transactions relating to self-sustaining controlled entities have been transferred to the Foreign Currency Translation Reserve.

Where hedge transactions are designed to hedge the purchase or sale of goods or services, exchange differences arising up to the date of the purchase or sale, together with any costs or gains arising at the time of entering into the hedge, are deferred on balance sheet and included in the measurement of the purchase or sale.

Any exchange differences on the hedge transaction after the date of the purchase or sale are included in the statement of financial performance.

(f) Income Tax

Tax effect accounting is adopted in both the parent entity and consolidated entity financial statements. To the extent that timing differences occur between the time items are taken up in the financial statements and when they are taken into account for determination of taxable income, the related taxation liability or benefit calculated at current rates is disclosed in the financial statements as “Deferred Tax Liabilities” or “Deferred Tax Assets”. Future income tax benefits are not brought to account as deferred tax assets unless realisation of the asset is assured beyond reasonable doubt. Future income tax benefits relating to entities with tax losses are only brought to account when their realisation is virtually certain. The tax effect of capital losses are not recorded unless realisation is virtually certain.

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

(g) Inventory Valuation

Inventory held for internal use, inventory held for resale and raw materials have been valued at the lower of cost and net realisable value. Overheads directly related to production are included in calculating inventory costs. Work in progress has been valued using the percentage of completion method.

(h) Receivables

Trade debtors are generally to be settled within 30 days and are carried at amounts due. Other debtors are carried at amounts due.

The collectibility of debts is assessed at balance date and specific provisions are made for any doubtful accounts. In addition a general provision is maintained.

Notes to the financial statements for the financial year ended 30 June 2003 (continued)

1. Statement of Significant Accounting Policies (continued)

(i) Investments

The consolidated entity financial report is a consolidation of the financial statements of the parent entity (holding company) and all its controlled entities (subsidiaries) and equity consolidation of all of its associated entities.

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

Outside interests in the equity and results of the entities that are controlled by the consolidated entity are shown as a separate item in the consolidated accounts.

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

(k) Intangibles (continued)

Brand names and licences and operating rights:

The brand names and licences, where applicable, have all been acquired with purchases of businesses or controlled entities. Acquired brands are only recognised where title is clear, brand earnings are separately identifiable and the brand could be sold separately from the rest of the business.

No annual amortisation is provided except where the end of the economic life of the acquired brand, licence or operating right can be foreseen and is limited by technical, commercial or legal factors. Depreciation rates range from 1% per annum to 50% per annum dependent upon the nature and useful life of the asset.

The value inherent in the brand names and licences is reliant on the ability to generate superior returns for the business. The consolidated entity has adopted a policy to review the useful life and recoverable amount on an annual basis in conjunction with a triennial independent valuation of each brand and licence.

The carrying value of each brand name and licence was independently assessed during the June 2003 financial year by Trowbridge Deloitte Limited. The valuation basis used involved the determination of a royalty by comparing the estimated discounted cash flows of the business to the estimated discounted cash flows specifically attributable to the brand name or licence, and then valuing this royalty stream.

(l) Capitalisation of Interest

Building projects:

To establish the costs of capital projects, interest is capitalised on capital projects during development. The interest is amortised over the estimated useful life of the relevant fixed asset. No interest was capitalised during the current year (2002 : Nil).

(m) Capitalisation of Leased Assets

Leases under which the consolidated entity assumes substantially all the risks and benefits of ownership are classified as finance leases. Other leases are classified as operating leases.

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

(n) Recoverable amounts of Non-Current Assets valued on a cost basis

The carrying amounts of non-current assets valued on a cost basis are reviewed to determine whether they are in excess of their recoverable amount at balance date. If the carrying value of a non-current asset exceeds its recoverable amount, the asset is written down to the lower amount. In assessing the recoverable amount the relevant estimated cash flows have been discounted to their present value.

(o) Deferred Expenditure

Material items of expenditure are deferred to the extent that future economic benefits can be measured reliably, are controlled by the consolidated entity, are recoverable out of future revenue, do not relate solely to revenue which has already been brought to account and will contribute to the future earning capacity of the consolidated entity.

Deferred expenditure is amortised over the period in which the related benefits are expected to be realised with a maximum of 5 years and is reviewed in accordance with the policy set out in Note 1(n).

Notes to the financial statements for the financial year ended 30 June 2003 (continued)

1. Statement of Significant Accounting Policies (continued)

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

(r) Employee Entitlements

Wages, Salaries, Annual Leave and Sick Leave:

The provisions for employee entitlements to wages, salaries, annual leave and vesting sick leave represent the amount which the consolidated entity has a present obligation to pay resulting from employees’ services provided up to the balance date. The provisions have been calculated at undiscounted amounts based on wage and salary rates that the consolidated entity expects to pay as at reporting date and including related on-costs.

Long Service Leave:

The liability for employee entitlements to long service leave represents the present value of the estimated future cash outflows to be made by the employer resulting from employees’ services provided up to the balance date.

In determining the liability for employee entitlements, consideration has been given to future increases in wage and salary rates, and the consolidated entity’s experience with staff departures. Related on-costs have also been included in the liability.

Superannuation Funds:

The consolidated entity contributes to several superannuation funds. Contributions are charged against income as they are made.

Executive Share Option Plan:

The parent entity granted options to certain employees under an executive share option plan. Other than the costs incurred in administering the scheme, which are expensed as incurred, the consolidated entity has not recognised an expense associated with the scheme.

Employee Share Acquisition Plan:

During the 1998/1999 financial year the consolidated entity granted shares to certain employees under an employee share acquisition plan. An interest free loan has been advanced to employees under this scheme. The loan is carried in the accounts at its recoverable amount. The costs incurred in administering the scheme and the cost of any write down of the loan to employees to its recoverable amount are an expense to the consolidated entity.

During the prior financial year eligible employees were invited to purchase approximately $1,000 of Mayne Group ordinary shares at a purchase price of 1 cent per share. Other than the costs incurred in administering the scheme, which were expensed as incurred, the consolidated entity has not recognised an expense associated with the scheme.

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

(s) Provisions (continued)

Other provisions for restructuring are recognised when a detailed plan has been approved and the restructure has commenced or been publicly announced.

Acquisitions:

Provisions are raised at acquisition for redundancies, contractual arrangements and claims liabilities.

Onerous contracts:

Provision is made where the consolidated entity is party to onerous contracts.

Surplus leased premises:

Provisions are made in circumstances where the consolidated entity has entered into non-cancellable operating leases for premises which have either been vacated or have been sub-let at lower rentals than the consolidated entity is paying.

Self insured workers compensation:

Australian businesses provide for self insured workers compensation under licencing conditions of the respective States. The provisions are based on independent actuarial assessments of claims liabilities and IBNR factors.

(t) Derivatives

The consolidated entity is exposed to changes in interest rates and foreign exchange rates from its activities. To hedge these exposures the consolidated entity uses derivative financial instruments, including interest rate swaps, cross currency interest rate swaps, foreign exchange swaps and interest rate options. The consolidated entity does not enter, hold or issue derivative financial instruments for trading purposes. Controls have been put in place to monitor compliance with consolidated entity policy. Derivative financial instruments that are designated as hedges and are effective as hedges of underlying exposures are accounted for on the same basis as the underlying exposure.

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

Foreign Exchange Derivatives:

The net receivable or payable under foreign exchange swaps and forward contracts is recorded on the statement of financial position from the date of entering into the derivative. When recognised, the net receivable or payable is revalued using the exchange rate current at reporting date.

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

(w) Nature of operations

The consolidated entity operates substantial businesses in four core service industries: Hospitals, Health Services, Pharmaceuticals and Logistics. Hospitals comprises the management of stand alone and co-located private hospitals as well as public hospital management. The Hospital division operates predominantly in Australia along with operations in Indonesia. Health Services include pathology and diagnostic imaging services, medical centres and the provision of distribution and retail management services to pharmacies. Health Services operations are solely in Australia. Pharmaceuticals includes the development, manufacture and distribution of injectable pharmaceuticals and of health and personal care products. Pharmaceuticals operates in Australia, North America and Europe. Logistics services included time-critical express, contract logistics and cash logistics. Logistics businesses operated predominantly in Australia and Canada. These logistics businesses were divested during the current year. Logistics businesses in the United Kingdom were divested during the year ended 30 June 2001.

Notes to the financial statements for the financial year ended 30 June 2003 (continued)

2. Changes in accounting policy and changes in accounting estimates

Changes in accounting policy:

(a) Provisions and contingent liabilities

The consolidated entity has applied AASB 1044 “Provisions, Contingent Liabilities and Contingent Assets” for the first time from 1 July 2002.

Dividends are now recognised at the time they are declared, determined or publicly recommended. Previously, dividends were recognised in the financial period to which they related, even though the dividends were announced after the end of that period.

Had this change always been applied the impact on the consolidated statement of financial position would have been:

30 June 2002
Increase in retained profits	$64,783,000
Decrease in provision for dividends	$64,783,000

There was no impact on profit or loss for the financial year ended 30 June 2003.

(b) Employee benefits

The consolidated entity has applied the revised AASB 1028 “Employee Benefits “ for the first time from 1 July 2002.

The liability for wages and salaries, annual leave, sick leave and rostered days off is now calculated using the remuneration rates that the Company expects to pay as at each reporting date, not wage and salary rates current at reporting date.

The initial adjustments to the consolidated financial report as at 1 July 2002 as a result of this change are:

$ 2,476,000 increase in provision for employee benefits

$ 1,736,000 decrease in opening retained profits

$ 740,000 increase in deferred tax assets

Changes in accounting estimates:

(a) Recoverable amount of non-current assets

Determination of the fair values of freehold land and buildings carried at fair value under AASB 1041 “Revaluation of Non-Current Assets” and the recoverable amounts of non-current assets carried at cost under AASB 1010 “Recoverable Amount of Non-Current Assets” have been based on estimated net cash flows that have been discounted to their present value.

In previous periods the recoverable amount was estimated based on undiscounted cash flows. The impact of this revision in accounting estimate is disclosed in Note 4(b).

Notes to the financial statements for the financial year ended 30 June 2003 (continued)

		Consolidated			Parent Entity
		2003	2002	2001	2003	2002
	Note	$’000	$’000	$’000	$’000	$’000
3. Revenue

Revenue from operating activities:

Sales Revenue
- Revenue from services		2,594,913	3,085,707	3,158,663	559,795	827,786
- Revenue from sale of goods		2,599,597	1,906,250	—	—	—

		5,194,510	4,991,957	3,158,663	559,795	827,786

Other Revenue
Dividends received
- controlled entities		—	—	—	116,569	—
- other persons		—	1,003	25	—	—

Interest received
- controlled entities		—	—	—	35,824	1,824
- other associated entities		11	15	13	—	—
- other persons		12,009	31,899	20,363	8,472	17,522

Revenue from outside operating activities:

Proceeds on sale of non-current assets
- property, plant and equipment		59,476	17,186	23,615	27,775	4,649
- investments		11,103	—	—	—	—
- businesses and controlled entities		496,048	4,551	553,649	460,450	—

Other income		66,938	63,809	—	14	2,814

		5,840,095	5,110,420	3,756,328	1,208,899	854,595

Notes to the financial statements for the financial year ended 30 June 2003 (continued)

	Consolidated			Parent Entity
	2003	2002	2001	2003	2002
	$’000	$’000	$’000	$’000	$’000
4. Profit/(loss) from ordinary activities before income tax expense

(a) Profit/(Loss) from ordinary activities before income tax expense includes the following specific net gains and expenses:

Cost of goods sold	(2,190,788)	(1,583,979)	—	—	—

Borrowing costs:
- Controlled Entities	—	—	—	(12,260)	(15,315)
- Other persons	(41,504)	(50,904)	(60,379)	(35,044)	(45,773)
- Finance leases	(3,630)	(572)	(2,360)	—	(3)

	(45,134)	(51,476)	(62,739)	(47,304)	(61,091)

Amortisation and depreciation of:
- Goodwill	(89,311)	(66,912)	(26,694)	(1,285)	(2,575)
- Licences and operating rights	(2,838)	(1,421)	—	(922)	(284)
- Freehold buildings	(18,672)	(17,216)	(15,157)	(302)	(511)
- Leasehold improvements	(9,891)	(5,232)	(4,718)	(7,641)	(3,174)
- Plant and equipment	(83,324)	(100,708)	(81,729)	(18,219)	(32,530)
- Leased plant and equipment	(7,970)	(4,552)	(8,024)	(45)	(97)
- Deferred expenditure	(1,516)	(1,097)	(1,228)	(92)	(94)

	(213,522)	(197,138)	(137,550)	(28,506)	(39,265)

Bad and doubtful debts expense	(13,237)	(6,133)	(5,989)	(5,823)	(623)
Net gain on sale of property, plant & equipment	—	7,564	3,898	—	1,717
Net loss on sale of property, plant & equipment	(9,002)	(2,275)	(540)	(8,480)	(1,269)
Net gain on sale of investments	620	3,796	224,994	—	3,391
Net loss on sale of investments	—	—	(23,922)	—	—
Provision for employee benefits	(109,326)	(100,608)	(84,272)	(28,751)	(34,431)
Operating lease rentals:
- Property	(85,817)	(66,912)	(75,763)	(23,290)	(26,221)
- Plant and equipment	(52,709)	(34,606)	(73,947)	(14,563)	(8,312)
Realised foreign exchange gains/(losses)	—	(9)	25	(23,463)	(90,524)
Unrealised foreign exchange gains/(losses)	—	(161)	35	99,951	124,695

(b) Individually significant items included in profit/(loss) from ordinary activities before income tax expense:

Realised exchange gains/(losses)	—	—	—	(23,330)	(90,500)
Unrealised exchange gains/(losses)	—	—	—	99,819	124,940
Cost of investments in Logistics, Consumer and Hospitals businesses divested	(477,240)	—	(328,773)	(643,894)	—
Closure and sale of Consumer businesses	(13,658)	—	—	(12,843)	—
Write down and sale of Hospital businesses	(94,068)	—	—	(41,239)	—
Write down of IT assets	(34,774)	—	—	(15,201)	—
Product recall	(48,635)	—	—	(11,589)	—
Loss on disposal of Australian ports business	—	—	(23,922)	—	—
Revision of estimates on provisions and contingencies	—	—	(33,487)	—	—
Restructuring expense	(12,585)	(26,843)	(76,112)	(2,550)	(15,940)
Rebranding expense	—	—	(19,402)	—	—
Loss on debt forgiveness	—	—	—	(28,904)	—
Write down of non-current assets to their estimated recoverable amount	(350,000)	—	—	(459,752)	—

Total significant expense items	(1,030,960)	(26,843)	(481,696)	(1,139,483)	18,500
Proceeds from sale of Logistics, Consumer and Hospitals businesses divested	496,048	4,551	553,649	460,450	—

	(534,912)	(22,292)	71,953	(679,033)	18,500

Notes to the financial statements for the financial year ended 30 June 2003 (continued)

	Consolidated			Parent Entity
	2003	2002	2001	2003	2002
	$’000	$’000	$’000	$’000	$’000
5. Taxation

The prima facie tax on profit/(loss) from ordinary activities differs from the income tax provided in the financial statements and is reconciled as follows:

Prima facie income tax expense calculated at 30% (2002 30%; 2001 34%) on the profit from ordinary activities	(117,469)	62,349	81,869	(177,765)	(7,594)

From which is deducted the tax effect of:
Dividend income	1,172	—	(231)	(33,449)	—
Under/(over) provision in prior year for continuing businesses	1,357	3,747	(3,628)	206	6,947
Utilisation of prior year tax losses	(911)	(1,397)	(662)	(420)	—
Capital allowances	(4,815)	(4,403)	(5,239)	(929)	(945)
Recognition of tax losses	—	(2,096)	(4,461)	—	(419)
Non taxable capital profits	—	(1,367)	(142)	—	(1,017)
Non taxable exchange gains	(14)	—	(1,102)	(14)	—
Recognition of future tax benefit on fixed assets	—	(2,599)	—	—	(906)
Employee share acquisition plan	—	(4,039)	—	—	(4,039)
Tax deduction on capitalised expenditure	(1,718)	(1,476)	—	—	(570)
Research and development	(1,422)	(1,273)	—	—	—
Non-assessable income	—	(3,381)	—	—	—
Impairment provision release	(628)	(1,664)	—	(475)	(1,664)
Other variations	1,796	(4,574)	(2,643)	(20)	(656)

Individually significant items
- Prior year overprovision - Europe Express sale	—	(39,831)	—	—	—
- Tax benefit on prior year losses brought to account	—	—	(5,800)	—	—
- Non taxable capital profits - UK Express sale	—	—	(3,158)	—	—
- Overseas income tax rate difference - UK Express sale	—	—	(8,979)	—	—
- Non taxable exchange gains on foreign borrowings	—	—	—	(15,932)	(30,116)
- Other variations	(565)	—	—	430	—

	(123,217)	(2,004)	45,824	(228,368)	(40,979)

To which is added the tax effect of:
Non-deductible depreciation/amortisation	33,134	20,566	15,277	1,751	989
Non-deductible expenditure	5,886	6,047	3,443	480	2,404
Overseas income tax rate differences	4,536	2,895	(573)	—	—
Withholding tax paid	—	—	218	5,217	—
Current year losses on which no tax benefit has been recognised	2,288	1,921	—	—	—
Share of net (profits)/losses of associated entities	(153)	276	98	—	—

Individually significant items
- Restatement of deferred tax balances at new rates	—	—	5,321	—	—
- Non deductible expenditure - disposal of logistics businesses	(2,157)	—	—	35,602	—
- Non deductible expenditure - disposal of hospitals business	5,425	—	—	(3,957)	—
- Non deductible expenditure - disposal and closure of consumer businesses	30	—	—	3,853	—
- Non deductible expenditure - product recall	120	—	—	—	—
- Non deductible expenditure restructure / rebranding	133	506	858	—	506
- Non deductible loss on debt forgiveness	—	—	—	8,671	8,465
- Non-deductible exchange losses on foreign borrowings	—	—	—	—	5,366
- Non deductible expenditure - disposal of Australian Ports business	—	—	4,876	—	—
- Tax losses not carried forward as a future income tax benefit	30,000	—	—	30,000	—
- Non deductible expenditure - timing differences not recognised	105,000	—	—	137,926	—
- Non-deductible write down of other assets	—	409	—	—	—

Income tax expense/(benefit) attributable to profit/(loss) from ordinary activities	61,025	30,616	75,342	(8,825)	(23,249)

Notes to the financial statements for the financial year ended 30 June 2003 (continued)

	Consolidated			Parent Entity
	2003	2002	2001	2003	2002
	$’000	$’000	$’000	$’000	$’000
5. Taxation (continued)

Benefit for Tax Losses incurred

(a) Benefit Recognised

Included in the balance shown for deferred tax asset in Note 16 are the following amounts in respect of tax losses (revenue and capital) which have been tax effected for accounting purposes:

Revenue losses	41,501	46,300	9,928	50,268	—
Capital losses	7,944	8,786	11,460	7,066	3,332

Included in deferred tax asset	49,445	55,086	21,388	57,334	3,332

(b) Benefit Not Recognised

The potential future income tax benefit in controlled entities arising from tax losses (revenue and capital) not recognised as an asset because recovery is not virtually certain is estimated at:

Revenue losses	33,978	3,208	764	30,000	—
Capital losses	98,749	7,542	2,525	92,108	—

	132,727	10,750	3,289	122,108	—

This benefit for tax losses will only be obtained if:

(i)	the relevant company derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised or the benefit can be utilised by another company in the economic entity;

(ii)	the relevant company and/or consolidated entity continues to comply with conditions for deductibility imposed by tax legislation; and

(iii)	no changes in tax legislation adversely affect the relevant company and/or consolidated entity in realising the benefit from the deductions for the losses.

Future income tax benefits relating to tax losses:

As a consequence of the substantive enactment of the Tax Consolidation legislation by the Australian parliament and since the consolidated tax group within the consolidated entity had not notified the Australian Taxation office as at the date of this report of the implementation date for tax consolidation, the consolidated entity has applied UIG 39 “Effect of Proposed Tax Consolidation Legislation on Deferred Tax Balances”. There was no impact on the Company’s future income tax benefits as at 30 June 2003.

Notes to the financial statements for the financial year ended 30 June 2003 (continued)

	Consolidated
	2003		2002		2001
6. Earnings per Share

Basic earnings per share:

Profit and loss from ordinary activities	(57.0	)c	24.6	c	40.7	c

Before significant items	7.1	c	21.3	c	26.8	c

Fully diluted earnings per share:

Profit and loss from ordinary activities	(57.0	)c	24.5	c	40.6	c

Before significant items	7.1	c	21.2	c	26.7	c

	$’000		$’000		$’000
Reconciliation of earnings used in calculation of basic and fully diluted earnings per share before and after significant items:

Profit after tax and outside equity interests before significant items	56,826		150,299		106,405

Significant items after tax	(512,989)		23,312		55,157

Profit and loss from ordinary activities after significant items	(456,163)		173,611		161,562

	NUMBER OF SHARES
Reconciliation of weighted average number of shares used in the calculation of earnings per share:

Weighted average number of ordinary shares used	799,835,032		706,627,202		397,146,527

Add: Effect of of potential conversion to ordinary shares under the executive options scheme	—		1,234,919		777,137

Weighted average number of shares used in calculation of diluted earnings per share	799,835,032		707,862,121		397,923,664

Notes to the financial statements for the financial year ended 30 June 2003 (continued)

	Consolidated			Parent Entity
	2003	2002	2001	2003	2002
	$’000	$’000	$’000	$’000	$’000
7. Dividends

Over/(under) provision from prior period	131	(121)	—	131	(121)

Interim ordinary paid 31 March 2003 4.0c (0.0% franked Class C, 30%) (2002-paid 28 March 2002 6.0c (100% franked Class C, 30%) (2001-paid 30 March 2001 6.0c (100% franked Class C, 34%)	(31,915)	(48,514)	(26,370)	(31,915)	(48,514)

Final ordinary dividend paid (2002-paid 30 September 2002 8.0c 40% franked Class C, 30%) (2001-paid 28 September 2001 7.0c 100% franked Class C, 30%)	—	(64,783)	(30,980)	—	(64,783)

	(31,784)	(113,418)	(57,350)	(31,784)	(113,418)

Dividend franking account:

Balance of franking accounts in the Parent Entity adjusted for franking credits which will arise from the payment of income tax provided for in the financial statements, and after deducting franking credits to be used in payment of the above dividends.

30% franking credits				nil	nil

	Consolidated		Parent Entity
	2003	2002	2003	2002
	$’000	$’000	$’000	$’000
8. Cash and Deposits

Current
Cash on hand and at banks	103,837	119,927	4,125	98
Loans and deposits	151,355	305,696	135,500	224,633

	255,192	425,623	139,625	224,731

Loans and deposits are denominated in the following currencies:
Australian Dollars	144,541	231,977	135,500	224,633
United States Dollars	1,919	3,281	—	—
Canadian Dollars	—	65,736	—	—
Malaysian Ringgit	—	3,532	—	—
Indonesian Rupiah	4,895	1,170	—	—

	151,355	305,696	135,500	224,633

Weighted average interest rates	4.83%	4.22%	4.75%	4.84%

Non - Current
Loans and deposits	675	41,998	—	41,026

Loans and deposits are denominated in the following currencies:
Australian Dollars	—	41,026	—	41,026
United States Dollars	675	788	—	—
Fijian Dollars	—	184	—	—

	675	41,998	—	41,026

Weighted average interest rates	1.07%	8.29%	—	8.42%

9. Receivables (Current)

Trade debtors	687,037	789,730	56,141	113,512
Provision for doubtful debts	(36,651)	(30,237)	(2,512)	(2,709)

	650,386	759,493	53,629	110,803
Other debtors	199,468	222,249	116,990	35,459
Loan to director	—	5,395	—	5,395
Amounts owing by controlled entities	—	—	4,130,431	1,959,871

	849,854	987,137	4,301,050	2,111,528

Notes to the financial statements for the financial year ended 30 June 2003 (continued)

	Consolidated		Parent Entity
	2003	2002	2003	2002
	$’000	$’000	$’000	$’000
10. Inventories

Raw materials and stores at cost	92,350	75,088	6,048	8,676
Work in progress at cost	21,218	16,972	—	—
Finished goods at cost	274,550	299,799	—	—
Finished goods at net realisable value	—	10,969	—	—
Provision for diminuition in value	(6,542)	—	—	—

Total Inventories	381,576	402,828	6,048	8,676

11. Other Current Assets

Prepayments	32,254	32,781	9,824	14,036
Assets held for resale	35,311	—	19,900	—

	67,565	32,781	29,724	14,036

12. Receivables (Non-Current)

Loans to directors and executives	2,058	2,183	2,058	2,183
Loan to Employees re Share Acquisition Plan	6,120	6,329	—	—
Loan to controlled entity	—	—	2,210	2,534
Loan to other entity	4,371	—	4,371	—

	12,549	8,512	8,639	4,717

13. Other Financial Assets

Investment in controlled entities

Not quoted on prescribed Stock Exchanges:
- Shares at recoverable amount	—	—	2,599,665	—
- Shares at cost	—	—	—	3,362,926
- Shares at 1981 directors’ valuation (c)	—	—	—	7,050
- Units at cost	—	—	72,197	72,197

	—	—	2,671,862	3,442,173

Investments in other entities(a) (b)
Quoted on prescribed Stock Exchanges:

- Shares at market value	4	4	—	—

- Shares at cost	4	4	—	—

Not quoted on prescribed Stock Exchanges:
- Shares at cost	15,001	22,796	—	14,230
- Loans at cost	—	693	—	639
Interest in partnership at cost	2,400	2,400	—	—

	17,405	25,893	—	14,869

Total Other Financial Assets	17,405	25,893	2,671,862	3,457,042

Notes to the financial statements for the financial year ended 30 June 2003 (continued)

	Consolidated		Parent Entity
	2003	2002	2003	2002
	$’000	$’000	$’000	$’000
13. Other financial assets (continued)

(a) Other financial assets are denominated in the following currencies:
Australian Dollars	17,405	25,893	2,671,862	3,457,042

(b) Non interest bearing	17,405	25,893	2,671,862	3,457,042

(c) Investments at 1981 Directors’ valuations were not part of a regular revaluation and were revalued on the basis of net asset values.

14. Property, Plant and Equipment

Freehold land and buildings
At 2003 Directors’ valuation	667,607	—	—	—
At 2002 Directors’ valuation	—	854,017	—	18,474

Total at valuation	667,607	854,017	—	18,474

Provision for depreciation of buildings on freehold land
At 2003 Directors’ valuation	(46,489)	—	—	—
At 2002 Directors’ valuation	—	(10,115)	—	(58)

Total provision for depreciation	(46,489)	(10,115)	—	(58)

Freehold land and buildings written down value
At 2003 Directors’ valuation	621,118	—	—	—
At 2002 Directors’ valuation	—	843,902	—	18,416

Total written down value	621,118	843,902	—	18,416

Notes to the financial statements for the financial year ended 30 June 2003 (continued)

	Consolidated		Parent Entity
	2003	2002	2003	2002
	$’000	$’000	$’000	$’000
14. Property, Plant and Equipment (continued)

Leasehold improvements
At 2003 Directors’ valuation	202,131	—	86,241	—
At 2002 Directors’ valuation	—	138,803	—	119,308

Total at valuation	202,131	138,803	86,241	119,308

Provision for amortisation of leasehold improvements
At 2003 Directors’ valuation	(141,296)	—	(39,393)	—
At 2002 Directors’ valuation	—	(71,494)	—	(63,482)

Total provision for amortisation	(141,296)	(71,494)	(39,393)	(63,482)

Leasehold improvements written down value
At 2003 Directors’ valuation	60,835	—	46,848	—
At 2002 Directors’ valuation	—	67,309	—	55,826

Total written down value	60,835	67,309	46,848	55,826

Plant and equipment
At cost	783,134	869,133	97,228	319,158
Provision for depreciation	(501,459)	(482,688)	(58,120)	(211,310)

Written down value	281,675	386,445	39,108	107,848

Assets under construction
At cost	77,160	122,307	27,832	35,710

Leased plant and equipment
At capitalised cost	70,908	48,993	88	800
Provision for amortisation	(37,635)	(18,298)	(45)	(254)

Written down value	33,273	30,695	43	546

Total property, plant and equipment written down value	1,074,061	1,450,658	113,831	218,346

(a)	Revaluation of properties

In the 2001/02 financial year, in accordance with the consolidated entity’s policy of triennial revaluations, certain freehold and long term leasehold land and buildings (including integral plant) owned by Mayne Group Limited and its controlled entities were independently valued. The carrying values of the properties were written up or down in the respective accounts in accordance with those valuations.

Properties were valued on the basis of the open market value of the properties based on their highest and best use. The carrying values of freehold and long term leasehold land and buildings (including integral plant) at 2002 Directors’ valuation are managements’ assessment based on these independent valuations.

The consolidated entity adopted AASB 1041 “ Revaluation of Non-Current Assets” from 3 July 2000 and elected to continue to carry freehold and long term leasehold land and buildings at their fair values. AASB 1041 requires assessment of the fair values at each balance date. Because independent valuations are not performed at each balance date, the fair values in the intervening periods are disclosed as “at Directors’ valuation”, even where the carrying values are still the same as at the last independent valuation. Fair values at balance date were assessed by reference to the discounted cash flows attributable to the relevant cash generating unit. During the current financial year freehold land and buildings were written down by $144.935 million based on expected discounted cash flows.

(b)	Recoverable amounts of non-current assets

Included in assets under construction are capitalised costs relating to software development of core information technology systems. In assessing the recoverable amount of these non current assets regard has been made to the planned capital expenditure required to complete the project relative to the future benefits to the business which are expected to be derived from these core systems.

Notes to the financial statements for the financial year ended 30 June 2003 (continued)

14. Property, Plant and Equipment (continued)

Reconciliations of the carrying amounts for each class of property, plant and equipment are set out below:

	Freehold land and buildings	Leasehold improvements	Plant and equipment	Assets under construction	Leased plant and equipment	Total
	$ ‘000	$ ‘000	$ ‘000	$ ‘000	$ ‘000	$ ‘000
Consolidated - 2003
Carrying amount at the start of the year	843,902	67,309	386,445	122,307	30,695	1,450,658
Additions	7,585	1,710	70,544	86,847	2,234	168,920
Transfers	13,039	2,703	55,267	(71,255)	246	—
Disposals	(75,337)	(1,463)	(141,144)	(60,152)	(1,141)	(279,237)
Additions through acquisitions of entities	1,617	468	—	—	9,209	11,294
Revaluation increments / (decrements)	—	—	—	—	—	—
Write down to recoverable amounts	(144,935)	—	—	—	—	(144,935)
Depreciation / amortisation expense	(18,672)	(9,891)	(83,324)	—	(7,970)	(119,857)
Foreign currency exchange differences	(6,081)	(1)	(6,113)	(587)	—	(12,782)

Carrying amount at the end of the year	621,118	60,835	281,675	77,160	33,273	1,074,061

	Freehold land and buildings	Leasehold improvements	Plant and equipment	Assets under construction	Leased plant and equipment	Total
	$ ‘000	$ ‘000	$ ‘000	$ ‘000	$ ‘000	$ ‘000
Consolidated - 2002
Carrying amount at the start of the year	777,625	63,855	259,218	58,010	19,555	1,178,263
Additions	1,317	5,761	112,813	50,732	2,171	172,794
Transfers	179	3,755	43,256	(47,190)	—	—
Disposals	(3,837)	(154)	(4,586)	(2,771)	(549)	(11,897)
Additions through acquisitions of entities	72,360	—	87,600	63,966	14,063	237,989
Revaluation increments	8,777	(573)	—	—	—	8,204
Write down to recoverable amounts	—	—	—	—	—	—
Depreciation / amortisation expense	(17,216)	(5,232)	(100,708)	—	(4,552)	(127,708)
Foreign currency exchange differences	4,697	(103)	(11,148)	(440)	7	(6,987)

Carrying amount at the end of the year	843,902	67,309	386,445	122,307	30,695	1,450,658

Notes to the financial statements for the financial year ended 30 June 2003 (continued)

14. Property, Plant and Equipment (continued)

Reconciliations of the carrying amounts for each class of property, plant and equipment are set out below:

	Freehold land and buildings	Leasehold improvements	Plant and equipment	Assets under construction	Leased plant and equipment	Total
	$ ‘000	$ ‘000	$ ‘000	$ ‘000	$ ‘000	$ ‘000
Parent entity - 2003
Carrying amount at the start of the year	18,416	55,826	107,848	35,710	546	218,346
Additions	—	416	10,542	26,108	—	37,066
Transfers	(2,660)	868	17,961	(16,169)	—	—
Disposals	(15,454)	(3,333)	(79,024)	(17,817)	(458)	(116,086)
Additions through acquisitions of entities	—	712	—	—	—	712
Revaluation increments / (decrements)	—	—	—	—	—	—
Write down to recoverable amounts	—	—	—	—	—	—
Depreciation / amortisation expense	(302)	(7,641)	(18,219)	—	(45)	(26,207)

Carrying amount at the end of the year	—	46,848	39,108	27,832	43	113,831

	Freehold land and buildings	Leasehold improvements	Plant and equipment	Assets under construction	Leased plant and equipment	Total
	$ ‘000	$ ‘000	$ ‘000	$ ‘000	$ ‘000	$ ‘000
Parent entity - 2002
Carrying amount at the start of the year	18,839	54,636	70,899	24,846	—	169,220
Additions	—	4,107	50,111	34,442	643	89,303
Transfers	17	864	21,227	(22,108)	—	—
Disposals	(840)	(34)	(1,859)	(1,470)	—	(4,203)
Additions through acquisitions of entities	—	—	—	—	—	—
Revaluation increments	911	(573)	—	—	—	338
Write down to recoverable amounts	—	—	—	—	—	—
Depreciation / amortisation expense	(511)	(3,174)	(32,530)	—	(97)	(36,312)

Carrying amount at the end of the year	18,416	55,826	107,848	35,710	546	218,346

Notes to the financial statements for the financial year ended 30 June 2003 (continued)

	Consolidated		Parent Entity
	2003	2002	2003	2002
	$’000	$’000	$’000	$’000

15. Intangibles

Goodwill at cost	1,577,916	1,613,676	—	40,200
Provision for amortisation	(177,139)	(156,407)	—	(24,200)

Written down value	1,400,777	1,457,269	—	16,000

Brand names at cost	99,345	108,492	—	—

Licences at cost	271,022	143,484	6,496	2,629
Provision for amortisation	(6,330)	(1,418)	(1,170)	(281)

Written down value	264,692	142,066	5,326	2,348

Total intangibles written down value	1,764,814	1,707,827	5,326	18,348

Recoverable amount of intangible assets

During the year goodwill was written down by $125.065 million relating to Hospitals and by $80.0 million relating to Pharmacy businesses, to reflect their estimated recoverable amounts.

16. Other Non-current Assets

Deferred tax asset	198,300	232,142	81,368	85,157

Deferred expenditure	5,965	6,607	1,089	2,736
Provision for amortisation	(1,813)	(2,302)	(267)	(189)

Written down value	4,152	4,305	822	2,547

Cross currency swap principal	22,793	60,015	22,793	60,015
Other	1,113	3,134	55	455

Total other non-current assets	28,058	67,454	23,670	63,017

Recoverable amount of deferred tax assets During the year deferred tax assets were written down by $30.0 million to their estimated recoverable amounts.

17. Payables

Current
Trade creditors	348,501	386,952	10,017	16,287
Other creditors	265,256	294,561	93,460	102,635

	613,757	681,513	103,477	118,922

Non-current
Other	6,176	7,627	1,315	1,820

	6,176	7,627	1,315	1,820

Notes to the financial statements for the financial year ended 30 June 2003 (continued)

	Consolidated		Parent Entity
	2003	2002	2003	2002
	$’000	$’000	$’000	$’000
18. Interest-bearing liabilities

Current
Bank overdrafts (unsecured - (a))	—	197	9,135	15,224
Bank term loans (unsecured - (a))	60,152	2,426	60,000	—
Other borrowings (unsecured - (a))	—	68	—	68
Lease liabilities (a)	9,467	3,082	240	69
Amounts owing to controlled entities	—	—	3,813,052	1,834,198

	69,619	5,773	3,882,427	1,849,559

(a) Current interest-bearing liabilities are denominated in the following currencies:

Australian Dollars	69,558	3,357	69,375	15,361
Indonesian Rupiah	—	2,351	—	—
Thai Baht	61	65	—	—

	69,619	5,773	69,375	15,361

Non-current
United States dollar denominated bonds (unsecured - (b))	525,210	618,265	525,210	618,265
Bank term loans (unsecured - (b))	23,203	26,006	—	—
Lease liabilities (b)	11,727	10,830	12	324

	560,140	655,101	525,222	618,589

(b) Non-current interest-bearing liabilities are denominated in the following currencies:

Australian Dollars	11,727	10,830	12	324
Indonesian Rupiah	23,203	26,006	—	—
United States Dollars	525,210	618,265	525,210	618,265

	560,140	655,101	525,222	618,589

The liabilities created by borrowings denominated in currencies other than Australian dollars and attendant foreign currency swaps provide a hedge to the consolidated entity’s net assets in self sustaining foreign operations.

Notes to the financial statements for the financial year ended 30 June 2003 (continued)

18. Interest-bearing liabilities (continued)

Maturity profile:
Type	Year ended 30 June 2003 Expected to mature in						2003 Totals
	2003/04	2004/05	2005/06	2006/07	2007/08	Thereafter
	$’000	$’000	$’000	$’000	$’000	$’000	$’000
US dollar denominated bonds			525,210				525,210
Average rate - fixed			6.25%
Bank term loans	60,152			23,203			83,355
Average rate - floating	5.50%			12.75%
Average rate - floating
Lease liabilities	9,467	7,276	2,812	1,451	188		21,194
Average rate - fixed	10.60%	8.65%	7.18%	5.91%	6.51%

Totals	69,619	7,276	528,022	24,654	188	—	629,759

Type	Year ended 30 June 2002 Expected to mature in						2002 Totals
	2002/03	2003/04	2004/05	2005/06	2006/07	Thereafter
	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Bank overdrafts	197						197
Average rate - floating	7.75%
US dollar denominated bonds				618,265			618,265
Average rate - fixed				6.25%
Bank term loans	2,426				26,006		28,432
Average rate - floating	18.87%				18.75%
Other borrowings	68	2,701	1,444	1,320			5,533
Average rate - floating	6.47%	7.87%	7.87%	7.87%
Lease liabilities	3,082	3,117	1,205	942	101		8,447
Average rate - fixed	6.91%	8.44%	10.46%	10.46%	9.32%

Totals	5,773	5,818	2,649	620,527	26,107	—	660,874

Notes to the financial statements for the financial year ended 30 June 2003 (continued)

	Consolidated		Parent Entity
	2003	2002	2003	2002
	$’000	$’000	$’000	$’000
19. Provisions

Current
Current tax liabilities	34,886	9,975	—	—

Dividends	—	64,783	—	64,783
Employee entitlements (a)	133,561	146,450	19,830	48,848
Provision for self-insured workers compensation (c)	41,612	25,059	30,936	13,846
Provision for directors retirement	500	1,141	500	1,141
Provision for restructuring	34,638	25,869	25,239	10,139
Provision for onerous contracts	—	19,900	—	2,600
Provision for product recall	43,795	—	9,074	—
Provision for acquisitions (b)	67,537	34,237	—	—

	321,643	317,439	85,579	141,357

Non-current
Deferred tax liabilities	41,333	71,194	4,660	5,550

Employee entitlements (a)	23,209	23,969	3,819	8,626
Provision for onerous contracts	—	820	—	820

	23,209	24,789	3,819	9,446

(a) Aggregate current and non current employee entitlements	156,770	170,419	23,649	57,474

The present values of employee entitlements not expected to be settled within twelve months of balance date have been calculated using an average discount rate of 2.5% which allows for the assumed rate of increase in wage and salary rates.

Number of employees at balance date	30,879	39,849	6,189	9,012

(b) Provision for acquistions is comprised of:
- AHC Limited	5,506	8,401	—	—
- FH Faulding & Co Ltd	37,346	25,836	—	—
- Pacific Healthcare assets	9,314	—	—	—
- Queensland Medical Laboratories	14,061	—	—	—
- Queensland Diagnostic Imaging	1,310	—	—	—

	67,537	34,237	—	—

(c) The liability for self insured workers compensation is in the following Australian States:
New South Wales $25.548 million (June 2002: $13.852 million)
Victoria $9.138 million (June 2002: $6.166 million)
Queensland $4.090 million (June 2002: $3.961 million)
Western Australia $1.514 million (June 2002: $ 0.877 million)
South Australia $1.322 million (June 2002: $0.203 million)

	Consolidated	Parent
	2003	2003
	$’000	$’000
Reconciliations

Reconciliations of the carrying amounts of each class of provision, except for employee benefits, are set out below:

Current

Dividends
Carrying amount at beginning of year	64,783	64,783
Adjustment on adoption of AASB 1044 “Provisions, Contingent Liabilities and Contingent Assets”	(64,783)	(64,783)
Provisions made during the year:
Final dividend 2002	64,783	64,783
Interim dividend 2003	31,915	31,915
Over provisions from prior periods	(131)	(131)
Payments made during the period	(96,567)	(96,567)

Carrying amount at end of year	—	—

Provision for self-insured workers compensation
Carrying amount at beginning of year	25,059	13,846
Provisions made during the year	31,486	26,165
Provisions divested during the year	(842)	—
Payments made during the year	(14,091)	(9,075)

Carrying amount at end of year	41,612	30,936

Notes to the financial statements for the financial year ended 30 June 2003 (continued)

	Consolidated	Parent Entity
	2003	2003
	$’000	$’000
19. Provisions (continued)

Reconciliations (continued)

Provision for directors retirement
Carrying amount at beginning of year	1,141	1,141
Provisions made during the year	110	110
Payments made during the year	(751)	(751)

Carrying amount at end of year	500	500

Provision for restructuring
Carrying amount at beginning of year	25,869	10,139
Provisions made during the year	25,987	19,685
Provisions written back during the year	(5,286)	—
Payments made during the year	(11,932)	(4,585)

Carrying amount at end of year	34,638	25,239

Provision for onerous contracts
Carrying amount at beginning of year	19,900	2,600
Provisions divested during the year	(19,900)	(2,600)

Carrying amount at end of year	—	—

Provision for acquisition
Carrying amount at beginning of year	34,237	—
Increase through acquisition of an entity	44,685	—
Payments made during the year	(11,385)	—

Carrying amount at end of year	67,537	—

Provision for product recall
Carrying amount at beginning of year	—	—
Provisions made during the year	48,635	11,589
Payments made during the year	(4,840)	(2,515)

Carrying amount at end of year	43,795	9,074

Non-current
Provision for onerous contracts
Carrying amount at beginning of year	820	820
Provisions divested during the year	(820)	(820)

Carrying amount at end of year	—	—

Provision for directors retirement

The parent entity provided for retirement benefits for non-executive directors pursuant to special resolutions passed by shareholders at the Annual General Meetings of the parent entity on 8 November 1988 and 8 November 1994.

The parent entity has determined to discontinue the practice of paying these benefits. Accordingly, only non-executive directors having completed 2 or more years of service on the Board on 27 May 2003, will be entitled to receive a retirement benefit.

Notes to the financial statements for the financial year ended 30 June 2003 (continued)

	Consolidated		Parent Entity
	2003	2002	2003	2002
	$’000	$’000	$’000	$’000
20. Contributed equity

Issued and paid up share capital:
772,658,695 Ordinary Shares fully paid (809,780,008 Ordinary Shares fully paid - June 2002)	3,292,514	3,403,284	3,292,514	3,403,284

Total Issued and Paid Up Share Capital	3,292,514	3,403,284	3,292,514	3,403,284

Movements in share capital

Opening balance	3,403,284	1,266,252	3,403,284	1,266,252
Add:
Ordinary shares issued during the year :
- Pursuant to exercise of options under the Mayne Executive Share Option Scheme	20	9,805	20	9,805
- Pursuant to the Mayne Employee Share Acquisition Plan	—	18	—	18
- Pursuant to the Dividend Reinvestment Plan	25,271	15,436	25,271	15,436
- Pursuant to the acquisition of F H Faulding & Co Ltd	166	2,111,773	166	2,111,773
Less:
-Shares issued pursuant to the acquisition of F H Faulding & Co Ltd voided (1)	(4,268)	—	(4,268)	—

Ordinary shares bought back during the year	(131,860)	—	(131,860)	—
Costs of share buy-back	(99)	—	(99)	—

Closing balance	3,292,514	3,403,284	3,292,514	3,403,284

Share Issues in the year ended 30 June 2003	Share Issues in the year ended 30 June 2002

The following ordinary shares were issued during the year:	The following ordinary shares were issued during the year:

Dividend reinvestment plan:	Dividend reinvestment plan:

3,993,603 ordinary shares, fully paid at $3.56 per share	1,243,314 ordinary shares, fully paid at $6.33 per share
3,636,189 ordinary shares, fully paid at $3.04 per share	1,336,678 ordinary shares, fully paid at $5.66 per share

Executive Share Option Scheme:	Executive Share Option Scheme:

6,000 ordinary shares, fully paid at a weighted average exercise price of $3.37 per share	1,841,000 ordinary shares, fully paid at a weighted average exercise price of $5.326 per share

Issue to F H Faulding & Co Ltd shareholders	Employee share acquisition plan

28,376 ordinary shares, fully paid at $5.85 per share	1,800,022 ordinary shares, fully paid at $0.01 per share

(1)	During the 2003 year the parent entity voided the issue of 729,554 shares at $5.85 per share that were allocated in error pursuant to compulsory acquisition of F H Faulding & Co Limited

Issue to F H Faulding & Co Ltd shareholders

360,986,762 ordinary shares, fully paid at $5.85 per share

Terms and conditions of ordinary shares:

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders’ meetings.

In the event of winding up of the Company ordinary shareholders rank after all creditors and are fully entitled to any proceeds of liquidation.

Stock Exchange Listing

Mayne Group Limited’s shares are listed on the Australian Stock Exchange.

Share buy-back

During the year the parent entity bought back 44,055,927 shares at a cost of $131.860 million, being an average cost of $2.99 per share.

Paid up share capital was reduced by $131.959 million, being the cost of the buy-back inclusive of costs incidental to the transaction of $0.099 million.

The Mayne Executive Share Option Scheme

The number of unissued shares for which options were outstanding as at the end of the year was 4,915,000 (June 2002- 6,024,000).

A brief summary of the Scheme, which was approved by shareholders on the 8th November 1988 is as follows:

(a) The options are granted at no cost to the executive.

(b) The price per share payable on the exercise of an option shall be the average sale price of the company’s shares on the Australian Stock Exchange on the 5 business days immediately preceding the Date of Grant of an option after any adjustment appropriate following any pro rata issue of additional shares.

(c) The option may be exercised at any time in the period from the fourth anniversary of the Date of the Grant of the Option (or such earlier date as the Directors may, in their absolute discretion determine) to 58 months from the date of Grant or such longer period as is applicable under the rules of the Scheme, except in the case of the special conditions which apply if an executive by reason of death, injury, disability, redundancy, retirement or other prescribed circumstances, leaves the employment of the economic entity or if there is a takeover, reconstruction or winding up. Options that are not exercised at the end of the 58 months from the Date of Grant or such longer period as is applicable under the rules of the Scheme will lapse.

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

Notes to the financial statements for the financial year ended 30 June 2003 (continued)

20 Contributed equity (continued)

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

(c) Eligible employees who have served for a period decided from time to time by the Plan Manager are invited to purchase shares from the Plan Manager. The purchase price will be determined by the Plan Manager in accordance with the ESAP rules.

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

(k) At 30 June 2003 there were 1,381,364 restricted shares held on behalf of 6,016 Australian employees (June 2002 - 1,394,169 shares held on behalf of 7,074 Australian employees) under the ESAP at a price of $5.06 per share and 1,449,168 restricted shares held on behalf of 10,896 Australian employees ( June 2002 - 1,717,296 restricted shares held on behalf of 12,912 Australian employees) under the ESAP at a price of $0.01 per share.

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

Non-Executive Directors’ Share Plan (“the Plan”)

The Plan was approved by shareholders at the Annual General Meeting held in November 2000. The Plan commenced operations from 1 January 2001. In May 2003, the Plan was amended to increase the minimum proportion of non-executive directors’ fees to be applied in acquiring shares in the Company under the Plan from 10% to 20% in the case of Directors who are not entitled to a retirement allowance. Directors who are entitled to receive a retirement allowance are required to continue to apply a minimum of 10% of their fees in acquiring shares under the Plan. The Plan allows a director to elect to take more than the mandatory percentage of fees in Mayne shares.

In accordance with the waiver granted by the Australian Stock Exchange from Listing Rule 10.14, the parent entity may issue shares to non-executive directors under the Plan without obtaining shareholder approval for the issue during the period of three years from the Plan’s commencement, that is until 31 December 2003.

During the 2003 financial year, the total number of ordinary shares purchased under the Plan was 69,144 (June 2002 - 38,447 shares) and no shares were issued under the Plan.

Mayne Group Limited Performance Share Plan (“Performance Share Plan”)

The grant to Mr S B James, Group Managing Director and Chief Executive Officer, of Share Acquisition Rights (“SARS”) to 420,000 Performance Shares was approved at the Annual General Meeting held in November 2002.

The Performance Share Plan involves the grant to Mr James of SARS at no cost to Mr James. Each SAR carries an entitlement to a fully paid ordinary share in the company upon Mr James satisfying performance criteria set with reference to the company’s performance targets (“Vesting Conditions”).

SARS are to be granted to Mr James in three equal tranches, each over 140,000 Performance Shares. The first tranche was granted on 12 November 2002 and the dates for the second and third tranches are 29 August 2003 and 29 August 2004.

The Vesting Conditions relate to cash earnings per share (“EPS”) growth over successive three year periods. Mr James will be entitled to vest 50% of the SARS in each tranche where a target level of 10% per annum average annual cash EPS growth is achieved over the relevant 3 year period. This will increase pro rata for performance above the target EPS growth figure resulting in 100% of the SARS vesting for achieving 15% per annum average annual cash EPS growth over each three year period.

A SAR does not carry a right to vote nor to dividends or to participate in other corporate actions (such as rights or bonus issues).

Once a SAR vests, Mr James is not entitled to trade in the resulting Performance Shares, without the prior consent of the Board, for a period of 10 years after the date of the grant of the SAR, or until ceasing employment with the company, whichever is earlier.

When the vesting condition is not ratified at the end of the relevant financial year, the SARS will expire.

At 30 June 2003 SARS over 140,000 Performance Shares have been granted to Mr James.

Notes to the financial statements for the financial year ended 30 June 2003 (continued)

	Consolidated		Parent Entity
	2003	2002	2003	2002
	$’000	$’000	$’000	$’000
21. Reserves and retained profits

Asset Revaluation Reserve:

Opening balance	8,204	—	1,769	1,431
Increment on independent revaluation of properties	—	8,204	—	338

Closing balance	8,204	8,204	1,769	1,769

Capital Profits Reserve:

Opening balance	2,656	2,656	318	318

Closing balance	2,656	2,656	318	318

General Reserve:

Opening balance	2,122	2,122	2,096	2,096

Closing balance	2,122	2,122	2,096	2,096

Foreign Currency Translation Reserve:

Opening balance	(15,748)	(32,226)	—	—
Variation in value of investment in overseas controlled entities due to currency realignments	(78,600)	(26,168)	—	—
Transfer to retained earnings on sale of controlled entities	3,128	—	—	—
Net exchange gains/(losses) after income tax of $4.399 million (June 2002 - $14.373 million) incurred on loans taken to hedge effects of exchange movements	47,861	42,646	—	—

Net movement for the period	(27,611)	16,478	—	—

Closing balance	(43,359)	(15,748)	—	—

Total Reserves at the end of the financial year	(30,377)	(2,766)	4,183	4,183

Retained profits

Retained profits at the beginning of the financial year	214,146	153,953	93,914	209,397

Dividends recognised during the year	(96,567)	(113,418)	(96,567)	(113,418)

Net profit/(loss) attributable to members of Mayne Group Limited	(456,163)	173,611	(583,726)	(2,065)

Net transfer from Foreign Currency Translation Reserve on divestment of foreign controlled entities	(3,128)	—	—	—

Net effect of initial adoption of:
Revised AASB 1028 “Employee Benefits”	(1,736)	—	(457)	—

Net effect on retained profits from:
Initial adoption of AASB 1044 “Provisions, Contingent Liabilities and Contingent Assets”	64,783	—	64,783	—

Retained profits / (accumulated losses) at the end of the financial year	(278,665)	214,146	(522,053)	93,914

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

Foreign currency translation reserve

The foreign currency translation reserve records the foreign currency differences arising from the translation of self-sustaining foreign operations on consolidation and the translation of transactions that hedge the economic entity’s net investment in a foreign operation or the translation of foreign currency monetary items forming part of the net investment in a self-sustaining operation.

Notes to the financial statements for the financial year ended 30 June 2003 (continued)

	Consolidated		Parent Entity
	2003	2002	2003	2002
	$’000	$’000	$’000	$’000
22. Equity reconciliations

Total equity reconciliation

Total equity at the beginning of the year	3,617,824	1,409,675	3,501,381	1,479,494
Total changes in equity recognised in the statement of financial performance attributable to members of Mayne Group Limited	(488,638)	198,293	(584,183)	(1,727)
Transactions with members of Mayne Group Limited as owners:
Equity contributed	25,457	2,137,032	25,457	2,137,032
Equity bought back	(131,959)	—	(131,959)
Equity voided	(4,268)	—	(4,268)
Dividends	(31,784)	(113,418)	(31,784)	(113,418)

Total changes in outside equity interest	1,160	(13,758)	—	—

Total equity at the end of the year	2,987,792	3,617,824	2,774,644	3,501,381

Reconciliation of outside equity interests
			Outside Equity Interest
			2003	2002
			$’000	$’000
Profit/(loss) from ordinary activities after income tax			3,574	3,604
Retained profits/(losses) at the beginning of the year			2,269	4,604

Total available for appropriation			5,843	8,208

Adjustments for entities acquired or sold			(1,601)	(3,758)
Dividends paid / provided for			(2,621)	(2,181)

Retained profits at the end of the financial year			1,621	2,269
Share capital			174	431
Reserves			2,525	460

Outside equity interests at the end of the year			4,320	3,160

Notes to the financial statements for the financial year ended 30 June 2003 (continued)

	Consolidated			Parent Entity
	2003	2002	2001	2003	2002
	$’000	$’000	$’000	$’000	$’000
23. Notes to the Statements of Cash Flows

(a) Reconciliation of cash

For the purpose of the Statements of Cash Flows, cash includes cash on hand and at bank and short term deposits with maturity within 3 months, net of outstanding bank overdrafts. Cash as at the end of the financial year as shown in the Statements of Cash Flows is reconciled to the related items in the Statements of Financial Position as follows:

Cash	103,837	119,927	40,973	4,125	98
Short term deposits	151,355	305,696	540,015	135,500	224,633
Less short term deposits with maturity over 3 months	—	(15)	(16)	—	—
Bank overdraft	—	(197)	(71)	(9,135)	(15,224)

	255,192	425,411	580,901	130,490	209,507

(b) Reconciliation of profit/(loss) from ordinary activities after income tax to net cash provided by operating activities

Profit/(loss) from ordinary activities after tax	(456,163)	177,215	165,450	(583,726)	(2,065)

Add/(Less): Adjustments of non-cash items:

Depreciation and amortisation	213,522	197,138	137,550	28,506	39,265
(Profit)/Loss on sale of non-current assets	9,002	9,085	(204,430)	8,480	(3,839)
(Profit)/Loss on sale of investments	(620)	—	—	—	—
Amortisation of borrowing and reorganisation costs	753	—	—	727	—
Undistributed (profits)/losses of associated entities	45	915	289	—	—
Unrealised exchange (gains)/losses	—	161	(35)	(99,819)	(124,695)
Write down of non-current assets to recoverable amounts	—	6,002	—	—	—
Provision for diminuition in the value of inventory	588	—	—	—	—
Other	—	(2,216)	403	—	(2,216)

Add/(Less): Items classified as investing/financing activities:
Realised exchange (gains)/losses	—	9	(25)	23,330	90,524
Divestment of logistics businesses	(15,322)	—	—	183,444	—
Closure and sale of consumer businesses	3,913	—	—	12,843	—
Write-down and sale of hospitals businesses	71,272	—	—	41,239	—
Write-down of IT assets	23,641	—	—	15,201	—
Write down of non-current assets to their recoverable amounts	350,000	—	—	459,752	—
Write down of deferred tax assets to their recoverable amounts	30,000	—	—	30,000	—
Debt Forgiveness	—	—	—	28,904	26,336

Changes in assets and liabilities net of effects from acquisitions/disposals of businesses and controlled entities:

(Increase)/Decrease in trade debtors/other debtors	(29,117)	24,818	(35,585)	(25,582)	(17,177)
(Increase)/Decrease in inventories	11,277	(31,715)	(4,134)	(277)	(950)
(Increase)/Decrease in prepayments	(1,092)	22,595	256	3,955	(5,295)
Increase/(Decrease) in trade creditors/other creditors	(39,335)	(94,847)	24,032	(9,983)	(72,464)
Increase/(Decrease) in provisions	11,125	(9,392)	4,988	(1,554)	4,044
Increase/(Decrease) in current tax liabilities	24,910	(51,942)	41,994	(40,197)	(70,465)
Increase/(Decrease) in deferred tax liabilities	(29,861)	15,873	4,632	(11,798)	5,550
(Increase)/Decrease in deferred tax assets	7,459	(83,640)	(50,400)	(22,121)	14,649

Net operating cash flows	185,997	180,059	84,985	41,324	(118,798)

Notes to the financial statements for the financial year ended 30 June 2003 (continued)

	Consolidated			Parent Entity
	2003	2002	2001	2003	2002
	$’000	$’000	$’000	$’000	$’000
23. Notes to the Statements of Cash Flows (continued)

(c) Acquisitions of Entities/Businesses

Cash	408,107	329,351	5,776	—	243,142
Non-cash consideration	—	2,111,773	193,421	—	2,111,773
Amounts due in future periods	—	6,351	400	—	—

Consideration	408,107	2,447,475	199,597	—	2,354,915

Fair value of net assets acquired:

Investment in controlled entities	—	—	—	—	2,354,915
Fixed and non-current assets	167,092	1,243,893	314,939	—	—
Current assets - cash	11,097	52,572	(3,659)	—	—
Current assets - other	19,213	945,697	60,450	—	—
Creditors and borrowings	(111,383)	(892,859)	(262,689)	—	—

	86,019	1,349,303	109,041	—	2,354,915
Goodwill	322,088	1,098,172	90,556	—	—

	408,107	2,447,475	199,597	—	2,354,915

Cash consideration	408,107	329,351	5,776	—	243,142
Less: Balances acquired
Cash	11,097	61,609	80	—	—
Bank overdraft	—	—	(3,739)	—	—

	397,010	267,742	9,435	—	243,142
Payments relating to acquisition of 35% outside equity interest in PT Putramas Muliasantosa	—	41,394	—	—	2,468
Payments relating to retirement of debt	12,853	—	—	—	—
Payments relating to acquisitions in prior periods	405	19,202	143	—	19,202

	13,258	60,596	143	—	21,670

Outflow of cash	410,268	328,338	9,578	—	264,812

(d) Disposal of Entities/Businesses

Cash	426,597	—	483,345	400,449	117
Amounts due in future periods	69,451	—	70,451	60,001	—

Disposal price	496,048	—	553,796	460,450	117

Assets and liabilities disposed of:

Fixed and non-current assets	321,234	—	241,064	135,771	—
Current assets - cash	167	—	26,662	164	—
Current assets - other	181,817	—	142,297	39,166	—
Creditors and borrowings	(168,820)	—	(99,423)	(39,515)	—

Net assets disposed of:	334,398	—	310,600	135,586	—

Cash received	426,597	—	483,345	400,449	117
Cash disposed	(167)	—	(26,662)	(164)	—
Transactions costs incurred in disposal of businesses	(46,030)	—	—	(46,030)	—
Receipts relating to disposals in prior periods	57,801	23,474	—	—	—

Inflow/(outflow) of cash	438,201	23,474	456,683	354,255	117

(e) Proceeds from sale of Faulding orals pharmaceuticals business

In conjuction with the acquisition of F H Faulding & Co Ltd the Group simultaneously disposed of the Faulding oral pharmaceutical business at the fair value of the net assets, amounting to proceeds of $ 1,312.257 million.

(f) Non-cash Financing and Investing Activities

During the financial year the consolidated entity did not acquire any property, plant and equipment by means of entering into finance leases.(2002 - $ nil).

Finance leases were acquired with the acquisition of controlled entities and businesses during the year.

Dividends satisfied by the issue of shares under the dividend reinvestment plan are shown in Note 20.

Notes to the financial statements for the financial year ended 30 June 2003 (continued)

	Consolidated
	2003	2002	2001
	$’000	$’000	$’000
23. Notes to the Statements of Cash Flows (continued)

(f) Financing Facilities

Committed Facilities (note 1):	250,000	698,952	826,615
Less: Utilisation	(60,000)	—	—

Available Committed Facilities	190,000	698,952	826,615

Drawn Term Financings (note 2):	548,413	646,697	886,525

Uncommitted Facilities and Programs (note 3):
Commercial Paper	800,120	853,294	894,011
Less: Utilisation	—	—	—

Available Uncommitted Facilities	800,120	853,294	894,011

Notes:

1. Committed Facilities Lines include:

Bank Debt Facilities - The consolidated entity has AUD 250 million of bank debt facilities, drawn to AUD 60 million. The multi-currency and multi-issuer facilities comprise a 364 day AUD 100 million loan and an AUD 150 million term loan, maturing in June 2008.

2. Drawn term financings include:

(a)	US$ Bond - USD 350 million maturing in February 2006.

(b)	Term loan facility of IDR 200 billion drawn to IDR 128.3 billion, maturing in December 2006.

3. Uncommitted facilities and programs:

Major programs include:

(a)	Commercial Paper - The consolidated entity has two Commercial Paper programs (both dormant) under differing dealer arrangements according to the particular markets.

These programs are:

Location	Number of Dealers	Facility Limit	Drawings at balance date
		Millions	Millions
New York	1	USD 200	USD Nil
Australia	4	AUD 500	AUD Nil

(b)	The consolidated entity has a number of other uncommitted facilities which are bilateral bank facilities available to various entities within the consolidated entity. They have various maturities but are generally short term.

(c)	Bank overdraft facilities are arranged in each country in which the consolidated entity operates.

Terms and conditions are agreed from time to time.

Notes to the financial statements for the financial year ended 30 June 2003 (continued)

24. Additional Financial Instruments Disclosure

(a) Interest Rate Risk

Interest Rate Risk Exposures

The consolidated entity’s exposures to interest rate risk and the effective weighted interest rates for loans and deposits are set out in note 8, for interest-bearing liabilities are set out in note 18 and for employee benefits are set out in note 19. The consolidated entity’s other financial assets and liabilities, being cash, receivables, other financial assets, payables and dividends payable, are non interest bearing.

The consolidated entity enters into interest rate swaps and interest rate options to lower funding costs or to alter interest rate exposures arising from mismatches between assets and liabilities. (e.g. converting fixed debt to floating to match a floating receivable).

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

	Year ended 30 June 2003
	Expected to mature in					Thereafter	Total	Fair value
	2003/04	2004/05	2005/06	2006/07	2007/08
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Receive - fixed rate swaps (1)
Australian dollars					37,133		37,133	3,392

Average fixed rate					10.04%
Average floating rate					5.99%

United States dollars			525,210				525,210	53,784

Average fixed rate			6.28%
Average floating rate			2.14%

Pay - fixed rate swaps
Australian dollars	51,110	10,000	220,000		37,133		318,243	(13,391)

Average fixed rate	6.37%	6.57%	5.49%		10.04%
Average floating rate	4.87%	4.57%	4.67%		5.99%

United States dollars		7,503					7,503	(73)

Average fixed rate		2.09%
Average floating rate		1.32%

(1)	All the receive fixed rate swaps convert fixed debt to floating debt, hence their fair values are offset by the difference between the fair value and the book value of the underlying debt instrument. (Refer Note 24 (d)).
(2)	The AUD 220 million pay-fixed interest rate swaps maturing in 2005/06 include AUD 20 million of forward start up swaps with a starting date of 3 November 2003.

Notes to the financial statements for the financial year ended 30 June 2003 (continued)

24. Additional Financial Instruments Disclosure (continued)

(a) Interest Rate Risk (continued)

	Year ended 30 June 2002
	Expected to mature in					Thereafter	Total	Fair value
	2002/03	2003/04	2004/05	2005/06	2006/07
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Receive - fixed rate swaps (1)
Australian dollars						38,150	38,150	860

Average fixed rate						8.18%
Average floating rate						7.70%

United States dollars				618,265			618,265	35,665

Average fixed rate				6.28%
Average floating rate				4.45%

Pay - fixed rate swaps
Australian dollars	5,000	35,000	10,000	140,000		54,276	244,276	(6,026)

Average fixed rate	6.44%	5.52%	6.50%	5.88%		9.47%
Average floating rate	5.13%	5.57%	5.86%	5.96%		7.08%

(1)	All the receive fixed rate swaps convert fixed debt to floating debt, hence their fair values are offset by the difference between the fair value and the book value of the underlying debt instrument. (Refer Note 24 (d)).

Notes to the financial statements for the financial year ended 30 June 2003 (continued)

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

The consolidated entity had no outstanding option contracts at balance date. (2002: A$51.5 million of bought caps, A$25.7 million of sold caps and A$25.7 million of sold floors).

Details for the prior financial year are:

	Year ended 30 June 2002
	Expected to mature in					Thereafter	Total	Fair value
	2002/03	2003/04	2004/05	2005/06	2006/07
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Bought
Cap
Pounds sterling	26,990	—	—	—	—	—	26,990	—
Average rate	8.99%
Canadian dollars	7,012	—	—	—	—	—	7,012	—
Average rate	8.02%
Euro	17,476	—	—	—	—	—	17,476	—
Average rate	6.88%
Sold
Cap
Pounds sterling	13,495	—	—	—	—	—	13,495	—
Average rate	8.15%
Canadian dollars	3,506	—	—	—	—	—	3,506	—
Average rate	7.50%
Euro	8,738	—	—	—	—	—	8,738	—
Average rate	5.80%
Floor
Pounds sterling	13,495	—	—	—	—	—	13,495	(68)
Average rate	6.00%
Canadian dollars	3,506	—	—	—	—	—	3,506	(19)
Average rate	5.01%
Euro	8,738	—	—	—	—	—	8,738	(1)
Average rate	3.45%

Notes to the financial statements for the financial year ended 30 June 2003 (continued)

24. Additional Financial Instruments Disclosure (continued)

(b) Foreign Exchange Risk

The primary objective of the consolidated entity’s foreign exchange hedging policy is the protection of the consolidated entity’s consolidated shareholders’ funds. This is achieved by matching the currency exposures of debt raised to the currency of the underlying assets.

In order to provide appropriately denominated foreign currency borrowings the consolidated entity borrows principally in US Dollars and swaps the US Dollars through the foreign exchange market into the required currencies. The consolidated entity also uses the foreign exchange market to hedge transactional exposures, such as firm purchase or sale commitments denominated in foreign currencies, or internal loans between wholly owned offshore controlled entities.

Foreign Currency Contracts

A foreign currency contract is an agreement to buy and sell one currency against another at agreed dates. It includes forward foreign exchange contracts and foreign currency swaps. These contracts effectively denominate the debt issued by the consolidated entity into the currency received from the swap counterparty. The terms of these commitments are rarely more than six months.

The consolidated entity had in place foreign exchange contracts with a face value of $374.8 million, converted to AUD at rates current at reporting date (June 2002 - $ 460.5 million).

Cross Currency Interest Rate Swap Agreements

The consolidated entity had in place cross currency swaps with a gross face value of $ 210.1 million, converted to AUD at rates current at reporting date (June 2002 - $ 247.3 million) under which it had contracted to exchange both currency and floating interest rate obligations. This contract matures in February 2006.

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

	Year ended 30 June 2003
	Expected to mature in					Thereafter	Total	Fair value
	2003/04	2004/05	2005/06	2006/07	2007/08
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Sell

Canadian Dollars	27,830	—	—	—	—	—	27,830	264
Average contracted rate	0.8899

Pounds Sterling	17,584	—	—	—	—	—	17,584	584
Average contracted rate	0.3910

Euro	61,375	—	—	—	—	—	61,375	2,672
Average contracted rate	0.5590

New Zealand Dollars	5,329	—	—	—	—	—	5,329	97
Average contracted rate	1.1243

Singapore Dollars	3,076	—	—	—	—	—	3,076	137
Average contracted rate	1.1206

Buy

United States Dollars	248,475	—	210,084	—	—	—	458,559	1,855
Average contracted rate	0.6145		0.7475

Pounds Sterling	11,139	—		—	—	—	11,139	(110)
Average contracted rate	0.4000

Notes to the financial statements for the financial year ended 30 June 2003 (continued)

24. Additional Financial Instruments Disclosure (continued)

(b) Foreign Exchange Risk (continued)

	Year ended 30 June 2002
	Expected to mature in					Thereafter	Total	Fair value
	2002/03	2003/04	2004/05	2005/06	2006/07
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Sell

Canadian Dollars	142,280	—	—	—	—	—	142,280	1,450
Average contracted rate	0.8438

Pounds Sterling	26,991	—	—	—	—	—	26,991	(105)
Average contracted rate	0.3715

Euro	57,148	—	—	—	—	—	57,148	(1,350)
Average contracted rate	0.5847

New Zealand Dollars	5,274	—	—	—	—	—	5,274	(44)
Average contracted rate	1.1669

United States Dollars	10,360	—	—	—	—	—	10,360	667
Average contracted rate	0.5328

Buy

United States Dollars	285,554	—	—	247,306	—	—	532,860	45,737
Average contracted rate	0.5367			0.7475

Pounds Sterling	37,247	—	—	—	—	—	37,247	862
Average contracted rate	0.3790

Notes to the financial statements for the financial year ended 30 June 2003 (continued)

24. Additional Financial Instruments Disclosure (continued)

(c) Credit risk exposures

Credit risk represents the loss that would be recognised if counterparties failed to perform as contracted.

Recognised Financial Instruments

The credit risk on financial assets, excluding investments, of the consolidated entity which have been recognised on the statement of financial position is the carrying amount, net of any provision for doubtful debts.

The consolidated entity minimises concentrations of credit risk by undertaking transactions with a large number of customers and counterparties in various countries.

The consolidated entity is not materially exposed to any individual overseas country or to any individual customer. Concentrations of credit risk on trade debtors due from customers occur in the Health Care segment in Australia, where the private and government sponsored health insurance funds account for 57.3% (2002 - 60.7%) of trade debtors of Hospitals, Pathology and Diagnostic Imaging. Pharmacies account for 63.3% (2002 - 61.7% ) of trade debtors of the Pharmacy and Pharmaceuticals sectors.

Unrecognised Financial Instruments

Swaps and options are subject to the credit worthiness of counterparties, which are principally large banks. Counterparty limits are based upon credit ratings issued by major ratings agencies.

Foreign Currency Swap Agreements and Interest Rate Swaps Agreements

The theoretical risk in using these instruments is the cost of replacing, at market rates, these swaps in the event of default by the counterparty. In order to control this risk management assigns counterparty risk weightings to each transaction. Additionally, the consolidated entity deals only with strong financial intermediaries, principally major banks and their controlled entities and as a result, the consolidated entity does not expect any counterparties to fail to meet their obligations given their high credit ratings.

The credit exposure of interest rate and foreign exchange contracts, as set out in the table below, is represented by the aggregate of positive fair value contracts at the reporting date, exclusive of recognised accrued interest, reduced by the effects of netting arrangements with financial institution counterparties.

	Consolidated
	2003 Exposure	2002 Exposure
	$’000	$’000
Foreign currency swaps	1,379	259
Cross currency interest rate swaps	21,826	59,977
Interest rate swaps	53,542	36,309

Notes to the financial statements for the financial year ended 30 June 2003 (continued)

24. Additional Financial Instruments Disclosure (continued)

(d) Net fair value of financial assets and liabilities

Net fair values of financial assets and liabilities are determined by the consolidated entity on the following basis:

Recognised Financial Instruments

Assets

Cash, short term deposits and debtors

-	the carrying amount approximates fair value because of the short maturity of these instruments.

Long Term Investments

-	the fair values of quoted investments are based on quoted market prices for these investments. A reasonable estimate of the fair value of long term investments with no quoted market prices was not made as no loss will crystalise if they are held to maturity.

Liabilities

Short Term Debt

-	the carrying amount approximates fair value because of the short maturity of these instruments.

Long Term Debt

-	the fair value of long term debt has been estimated based on the current rates offered in the secondary market. Consequently, movements in interest rates can effect fair values.

Foreign Exchange Contracts

The fair value of foreign currency contracts used for hedging purposes, including cross currency interest rate swaps, is estimated using market data and quotes from banks. The carrying amounts and estimated fair values of the consolidated entity’s recognised financial assets and liabilities are as follows:

	Consolidated
	2003	2003	2002	2002
	Carrying Amount	Net Fair Value	Carrying Amount	Net Fair Value
	$’000	$’000	$’000	$’000
Financial Assets:

Cash	103,837	103,837	119,927	119,927
Loans and deposits	151,355	151,355	305,696	305,696
Loans and deposits non current	675	675	41,998	41,998
Receivables current	849,854	849,854	987,137	987,137
Receivables non-current	12,549	12,549	8,512	8,512
Cross currency interest rate swaps	22,793	22,858	60,015	60,605
Other financial assets:
- Shares in other corporations - listed	4	4	4	4
- Shares in other corporations - unlisted	15,001	15,001	23,489	23,489
- Interest in partnership	2,400	2,400	2,400	2,400

Financial Liabilities:

Payables current	613,757	613,757	681,513	681,513
Interest-bearing liabilities current	69,619	69,619	5,773	5,773
Provisions current	321,643	321,643	317,439	317,439
Foreign exchange contracts	15,447	17,359	12,205	13,387
Payables non-current	6,176	6,176	8,447	8,447
Interest-bearing liabilities non current	560,140	589,625	655,101	669,999
Provisions non-current	23,209	23,209	24,789	24,789

Unrecognised Financial Instruments

Interest Rate Contracts

The fair value of interest rate contracts is estimated by obtaining quotes from banks.

The net fair values of unrecognised financial instruments held as at the reporting date are:

	Consolidated
	2003	2002
	Net Fair Value	Net Fair Value
	$’000	$’000
Interest rate swaps	43,712	30,499
Interest rate options	—	(88)

Notes to the financial statements for the financial year ended 30 June 2003 (continued)

	Sales Revenue			Sales Revenue
	June 2003			June 2002
	Continuing	Discontinuing	Total	Continuing	Discontinuing	Total
	$’000	$’000	$’000	$’000	$’000	$’000
25. Segmental Reporting

Industry Segments

Hospitals	1,287,119	—	1,287,119	1,396,749	—	1,396,749

Pathology Services	389,813	—	389,813	249,268	—	249,268
Diagnostic Imaging Services	199,156	—	199,156	159,617	—	159,617
Medical Centres	37,606	4,533	42,139	25,106	7,722	32,828
Pharmacy Services	1,943,380	—	1,943,380	1,406,264	—	1,406,264

Total Health Care Services	2,569,955	4,533	2,574,488	1,840,255	7,722	1,847,977

Pharmaceuticals	460,227	—	460,227	332,753	—	332,753
Consumer Products	156,431	44,829	201,260	127,887	39,346	167,233

Total Pharmaceuticals	616,658	44,829	661,487	460,640	39,346	499,986

Australia & Pacific Logistics	—	476,638	476,638	—	895,169	895,169
Loomis Courier	—	189,560	189,560	—	350,236	350,236

Total Logistics Services	—	666,198	666,198	—	1,245,405	1,245,405

Unallocated	5,218	—	5,218	1,840	—	1,840

Consolidated	4,478,950	715,560	5,194,510	3,699,484	1,292,473	4,991,957

Geographic Segments

Australia	4,066,397	475,238	4,541,635	3,376,400	869,515	4,245,915
Other Pacific regions	92,617	40,786	133,403	81,109	49,640	130,749

Australia & Pacific	4,159,014	516,024	4,675,038	3,457,509	919,155	4,376,664
Americas	143,865	198,661	342,526	129,540	372,116	501,656
Europe, Middle East & Africa	176,071	875	176,946	112,435	1,202	113,637

Consolidated	4,478,950	715,560	5,194,510	3,699,484	1,292,473	4,991,957

Notes

(i)	The consolidated entity operates predominantly in the following industries:

“Hospitals” comprises the management of stand alone and co-located private hospitals and public hospital management.

“Health Services” comprises pathology and diagnostic imaging services, the management of medical centres and the provision of distribution and retail management services to pharmacies.

“Pharmaceuticals” comprises the development, manufacture and distribution of injectable pharmaceuticals and of health and personal care products.

“Logistics Services” comprises warehousing and distribution, distribution fleet management and armoured cars, priority and specialised express freight, couriers and messengers.

The logistics businesses were divested during the period and have been disclosed as discontinuing.

“Unallocated” comprises expenditure which is not recovered from the operating businesses, cash, deposits, investments, borrowings and tax balances not attributed to the operating businesses.

Geographic segments are based on the locations of the Group’s operations.

(ii)	The 2002 figures have been restated in line with the current segmental structure and to apply the segment disclosure requirements of AASB 1042 “Discontinuing Operations”.

Notes to the financial statements for the financial year ended 30 June 2003 (continued)

	Profit before tax & significant Items			Profit before tax & significant Items
	June 2003			June 2002
	Continuing	Discontinuing	Total	Continuing	Discontinuing	Total
	$’000	$’000	$’000	$’000	$’000	$’000
25. Segmental Reporting (continued)

Industry Segments

Hospitals	54,614	—	54,614	71,647	—	71,647

Pathology Services	40,014	—	40,014	30,432	—	30,432
Diagnostic Imaging Services	18,546	—	18,546	16,740	—	16,740
Medical Centres	(2,342)	(1,694)	(4,036)	(3,524)	154	(3,370)
Pharmacy Services	29,930	—	29,930	19,454	—	19,454

Total Health Services	86,148	(1,694)	84,454	63,102	154	63,256

Pharmaceuticals	58,950	—	58,950	44,249	—	44,249
Consumer Products	872	(12,062)	(11,190)	6,714	4,072	10,786

Total Pharmaceuticals	59,822	(12,062)	47,760	50,963	4,072	55,035

Australia & Pacific Logistics	—	(4,460)	(4,460)	—	51,133	51,133
Loomis Courier	—	7,985	7,985	—	21,499	21,499

Total Logistics Services	—	3,525	3,525	—	72,632	72,632

Unallocated	(13,245)	(646)	(13,891)	(12,839)	(46)	(12,885)

Earnings before interest & tax	187,339	(10,877)	176,462	172,873	76,812	249,685
Net interest expense	(29,977)	(3,137)	(33,114)	(16,259)	(3,303)	(19,562)

Consolidated	157,362	(14,014)	143,348	156,614	73,509	230,123

Geographic Segments

Australia	140,780	(10,300)	130,480	135,924	50,932	186,856
Other Pacific regions	13,009	1,296	14,305	9,576	3,947	13,523

Australia & Pacific	153,789	(9,004)	144,785	145,500	54,879	200,379
Americas	9,693	692	10,385	12,198	23,039	35,237
Europe, Middle East & Africa	23,857	(2,565)	21,292	15,175	(1,106)	14,069

Earnings before interest & tax	187,339	(10,877)	176,462	172,873	76,812	249,685
Net interest expense	(29,977)	(3,137)	(33,114)	(16,259)	(3,303)	(19,562)

Consolidated	157,362	(14,014)	143,348	156,614	73,509	230,123

Notes to the financial statements for the financial year ended 30 June 2003 (continued)

	Signficant items before tax			Signficant items before tax
	June 2003			June 2002
	Continuing	Discontinuing	Total	Continuing	Discontinuing	Total
	$’000	$’000	$’000	$’000	$’000	$’000
25. Segmental Reporting (continued)

Industry Segments

Hospitals	(373,552)	—	(373,552)	—	—	—

Pathology Services	(5,266)	—	(5,266)	—	—	—
Diagnostic Imaging Services	—	—	—	—	—	—
Medical Centres	(1,800)	(1,002)	(2,802)	—	—	—
Pharmacy Services	(80,000)	—	(80,000)	—	—	—

Total Health Services	(87,066)	(1,002)	(88,068)	—	—	—

Pharmaceuticals			—	—	—	—
Consumer Products	(48,635)	(14,208)	(62,843)	—	—	—

Total Pharmaceuticals	(48,635)	(14,208)	(62,843)	—	—	—

Australia & Pacific Logistics	—	—	—	—	(12,113)	(12,113)
Loomis Courier	—	—	—	—	—	—
Divestment of Logistics Services	—	18,807	18,807	—	—	—

Total Logistics Services	—	18,807	18,807	—	(12,113)	(12,113)

Unallocated	(29,256)	—	(29,256)	(14,730)	4,551	(10,179)

Consolidated	(538,509)	3,597	(534,912)	(14,730)	(7,562)	(22,292)

Geographic Segments

Australia	(535,661)	12,545	(523,116)	(14,730)	(12,518)	(27,248)
Other Pacific regions	(2,848)	(819)	(3,667)	—	—	—

Australia & Pacific	(538,509)	11,726	(526,783)	(14,730)	(12,518)	(27,248)
Americas	—	(11,720)	(11,720)	—	—	—
Europe, Middle East & Africa	—	3,591	3,591	—	4,956	4,956

Consolidated	(538,509)	3,597	(534,912)	(14,730)	(7,562)	(22,292)

Notes to the financial statements for the financial year ended 30 June 2003 (continued)

	Profit before tax			Profit before tax
	June 2003			June 2002
	Continuing	Discontinuing	Total	Continuing	Discontinuing	Total
	$’000	$’000	$’000	$’000	$’000	$’000
25. Segmental Reporting (continued)

Industry Segments

Hospitals	(318,938)	—	(318,938)	71,647	—	71,647

Pathology Services	34,748	—	34,748	30,432	—	30,432
Diagnostic Imaging Services	18,546	—	18,546	16,740	—	16,740
Medical Centres	(4,142)	(2,696)	(6,838)	(3,524)	154	(3,370)
Pharmacy Services	(50,070)	—	(50,070)	19,454	—	19,454

Total Health Services	(918)	(2,696)	(3,614)	63,102	154	63,256

Pharmaceuticals	58,950	—	58,950	44,249	—	44,249
Consumer Products	(47,763)	(26,270)	(74,033)	6,714	4,072	10,786

Total Pharmaceuticals	11,187	(26,270)	(15,083)	50,963	4,072	55,035

Australia & Pacific Logistics	—	(4,460)	(4,460)	—	39,020	39,020
Loomis Courier	—	7,985	7,985	—	21,499	21,499
Divestment of Logistics Services	—	18,807	18,807	—	—	—

Total Logistics Services	—	22,332	22,332	—	60,519	60,519

Unallocated	(42,501)	(646)	(43,147)	(27,569)	4,505	(23,064)

Earnings before interest & tax	(351,170)	(7,280)	(358,450)	158,143	69,250	227,393
Net interest expense	(29,977)	(3,137)	(33,114)	(16,259)	(3,303)	(19,562)

Consolidated	(381,147)	(10,417)	(391,564)	141,884	65,947	207,831

Geographic Segments

Australia	(394,881)	2,245	(392,636)	121,194	38,414	159,608
Other Pacific regions	10,161	477	10,638	9,576	3,947	13,523

Australia & Pacific	(384,720)	2,722	(381,998)	130,770	42,361	173,131
Americas	9,693	(11,028)	(1,335)	12,198	23,039	35,237
Europe, Middle East & Africa	23,857	1,026	24,883	15,175	3,850	19,025

Earnings before interest & tax	(351,170)	(7,280)	(358,450)	158,143	69,250	227,393
Net interest expense	(29,977)	(3,137)	(33,114)	(16,259)	(3,303)	(19,562)

Consolidated	(381,147)	(10,417)	(391,564)	141,884	65,947	207,831

Notes to the financial statements for the financial year ended 30 June 2003 (continued)

	Depreciation and amortisation			Depreciation and amortisation
	June 2003			June 2002
	Continuing	Discontinuing	Total	Continuing	Discontinuing	Total
	$’000	$’000	$’000	$’000	$’000	$’000
25. Segmental Reporting (continued)

Industry Segments
Hospitals	70,774	—	70,774	67,371	—	67,371

Pathology Services	20,879	—	20,879	9,864	—	9,864
Diagnostic Imaging Services	18,204	—	18,204	15,663	—	15,663
Medical Centres	4,251	53	4,304	3,028	130	3,158
Pharmacy Services	16,752	—	16,752	14,999	—	14,999

Total Health Services	60,086	53	60,139	43,554	130	43,684

Pharmaceuticals	51,347	—	51,347	34,625	—	34,625
Consumer Products	8,699	139	8,838	5,671	488	6,159

Total Pharmaceuticals	60,046	139	60,185	40,296	488	40,784

Australia & Pacific Logistics	—	18,369	18,369	—	34,624	34,624
Loomis Courier	—	4,055	4,055	—	10,675	10,675

Total Logistics Services	—	22,424	22,424	—	45,299	45,299

Consolidated	190,906	22,616	213,522	151,221	45,917	197,138

Geographic Segments
Australia	181,736	16,316	198,052	143,996	31,902	175,898
Other Pacific regions	5,802	2,141	7,943	5,195	3,332	8,527

Australia & Pacific	187,538	18,457	205,995	149,191	35,234	184,425
Americas	2,132	4,097	6,229	677	10,675	11,352
Europe, Middle East & Africa	1,236	62	1,298	1,353	8	1,361

Consolidated	190,906	22,616	213,522	151,221	45,917	197,138

Notes to the financial statements for the financial year ended 30 June 2003 (continued)

	Capital expenditure			Capital expenditure
	June 2003			June 2002
	Continuing	Discontinuing	Total	Continuing	Discontinuing	Total
	$’000	$’000	$’000	$’000	$’000	$’000

25. Segmental Reporting (continued)

Industry Segments

Hospitals	57,921	—	57,921	47,347	—	47,347

Pathology Services	7,841	—	7,841	5,616	—	5,616
Diagnostic Imaging Services	20,335	—	20,335	17,973	—	17,973
Medical Centres	2,971	20	2,991	923	—	923
Pharmacy Services	6,366	—	6,366	7,477	—	7,477

Total Health Services	37,513	20	37,533	31,989	—	31,989

Pharmaceuticals	26,248	—	26,248	26,731	—	26,731
Consumer Products	2,048	905	2,953	6,381	877	7,258

Total Pharmaceuticals	28,296	905	29,201	33,112	877	33,989

Australia & Pacific Logistics	—	27,256	27,256	—	32,475	32,475
Loomis Courier	—	4,316	4,316	—	7,833	7,833

Total Logistics Services	—	31,572	31,572	—	40,308	40,308

Unallocated	7,139	—	7,139	20,678	—	20,678

Consolidated	130,869	32,497	163,366	133,126	41,185	174,311

Geographic Segments

Australia	123,480	23,656	147,136	115,203	29,984	145,187
Other Pacific regions	4,723	4,470	9,193	5,283	3,312	8,595

Australia & Pacific	128,203	28,126	156,329	120,486	33,296	153,782
Americas	1,649	4,371	6,020	11,230	7,873	19,103
Europe, Middle East & Africa	1,017	—	1,017	1,410	16	1,426

Consolidated	130,869	32,497	163,366	133,126	41,185	174,311

Notes to the financial statements for the financial year ended 30 June 2003 (continued)

	Assets			Assets
	June 2003			June 2002
	Continuing	Discontinuing	Total	Continuing	Discontinuing	Total
	$’000	$’000	$’000	$’000	$’000	$’000
25. Segmental Reporting (continued)

Industry Segments
Hospitals	1,003,524	—	1,003,524	1,418,542	—	1,418,542

Pathology Services	561,383	—	561,383	229,300	—	229,300
Diagnostic Imaging Services	370,936	—	370,936	188,500	—	188,500
Medical Centres	96,260	728	96,988	91,235	—	91,235
Pharmacy Services	674,721	—	674,721	757,814	—	757,814

Total Health Services	1,703,300	728	1,704,028	1,266,849	—	1,266,849

Pharmaceuticals	1,090,849	—	1,090,849	1,198,807	—	1,198,807
Consumer Products	322,375	3,170	325,545	322,545	45,432	367,977

Total Pharmaceuticals	1,413,224	3,170	1,416,394	1,521,352	45,432	1,566,784

Australia & Pacific Logistics	—	—	—	—	390,355	390,355
Loomis Courier	—	—	—	—	147,322	147,322
Divestment of Logistics Services	—	68,147	68,147	—	—	—

Total Logistics Services	—	68,147	68,147	—	537,677	537,677

Unallocated	454,253	12,209	466,462	595,219	6,164	601,383

Consolidated	4,574,301	84,254	4,658,555	4,801,962	589,273	5,391,235

Geographic Segments

Australia	4,274,246	69,137	4,343,383	4,389,337	391,064	4,780,401
Other Pacific regions	121,762	2,559	124,321	162,888	20,704	183,592

Australia & Pacific	4,396,008	71,696	4,467,704	4,552,225	411,768	4,963,993
Americas	75,274	2,770	78,044	90,069	168,851	258,920
Europe, Middle East & Africa	103,019	9,788	112,807	159,668	8,654	168,322

Consolidated	4,574,301	84,254	4,658,555	4,801,962	589,273	5,391,235

Notes to the financial statements for the financial year ended 30 June 2003 (continued)

	Liabilities			Liabilities
	June 2003			June 2002
	Continuing	Discontinuing	Total	Continuing	Discontinuing	Total
	$’000	$’000	$’000	$’000	$’000	$’000
25. Segmental Reporting (continued)

Industry Segments

Hospitals	214,448	—	214,448	219,857	—	219,857

Pathology Services	72,880	—	72,880	31,662	—	31,662
Diagnostic Imaging Services	39,738	—	39,738	19,661	—	19,661
Medical Centres	4,604	2,061	6,665	5,347	—	5,347
Pharmacy Services	296,358	—	296,358	287,616	—	287,616

Total Health Services	413,580	2,061	415,641	344,286	—	344,286

Pharmaceuticals	140,547	—	140,547	112,758	—	112,758
Consumer Products	65,153	8,211	73,364	24,554	4,348	28,902

Total Pharmaceuticals	205,700	8,211	213,911	137,312	4,348	141,660

Australia & Pacific Logistics	—	—	—	—	99,899	99,899
Loomis Courier	—	—	—	—	31,274	31,274
Divestment of Logistics Services	—	38,106	38,106	—	—	—

Total Logistics Services	—	38,106	38,106	—	131,173	131,173

Unallocated	775,551	13,106	788,657	932,951	3,484	936,435

Consolidated	1,609,279	61,484	1,670,763	1,634,406	139,005	1,773,411

Geographic Segments

Australia	1,550,064	47,899	1,597,963	1,566,305	93,806	1,660,111
Other Pacific regions	10,350	4,880	15,230	9,375	7,914	17,289

Australia & Pacific	1,560,414	52,779	1,613,193	1,575,680	101,720	1,677,400
Americas	19,157	917	20,074	29,315	33,763	63,078
Europe, Middle East & Africa	29,708	7,788	37,496	29,411	3,522	32,933

Consolidated	1,609,279	61,484	1,670,763	1,634,406	139,005	1,773,411

Notes to the financial statements for the financial year ended 30 June 2003 (continued)

	Consolidated		Parent Entity
	2003	2002	2003	2002
	$’000	$’000	$’000	$’000
26. Capital Expenditure Commitments

Estimated capital expenditure contracted for at balance date but not provided for, payable -

Freehold land and buildings
Within one year	21,251	23,000	1,018	2,174

Plant and equipment
Within one year	18,075	12,625	866	9,160
Later than one and less than two years	4,447	3,858	99	—
Later than two and less than five years	3,135	2,386	—	—
Later than five years	698	1,273	—	—

	26,355	20,142	965	9,160

Amounts due in future periods in respect of: Acquisitions of businesses, payable - Within one year	—	23,000	—	—

27. Lease Commitments
(a) Finance lease commitments payable -
Within one year	9,923	3,349	240	69
Later than one and less than two years	7,627	3,388	12	120
Later than two and less than five years	4,666	2,444	—	207
Later than five years	—	—	—	—

Minimum lease commitments	22,216	9,181	252	396
Future finance charges	(1,022)	(734)	—	(3)

Total Finance Lease Liabilities	21,194	8,447	252	393

Classified as:
Current liabilities	9,467	3,082	240	69
Non-current liabilities	11,727	5,365	12	324

Total Finance Lease Liabilities	21,194	8,447	252	393

(b) Operating lease commitments payable -
(i) Property -
Within one year	59,010	81,297	14,204	22,889
Later than one and less than two years	40,706	66,980	12,669	20,963
Later than two and less than five years	91,835	134,976	31,086	50,554
Later than five years	114,866	211,043	60,401	137,530

Total	306,417	494,296	118,360	231,936

(ii) Plant and equipment -
Within one year	15,495	29,131	1,112	10,462
Later than one and less than two years	11,891	20,315	1,121	8,080
Later than two and less than five years	13,737	24,770	1,442	12,699
Later than five years	2,720	7,682	—	7,492

Total	43,843	81,898	3,675	38,733

Total Operating Lease Commitments	350,260	576,194	122,035	270,669

Notes to the financial statements for the financial year ended 30 June 2003 (continued)

	Consolidated		Parent Entity
	2003	2002	2003	2002
	$’000	$’000	$’000	$’000
28. Auditors’ Remuneration

Audit services
Auditors of the Company - KPMG
Audit and review of the financial reports	2,371	2,617	1,634	1,759
Audit-related fees (1)	785	—	780	—
Other regulatory audit services	7	31	—	28

	3,163	2,648	2,414	1,787

Other services
Auditors of the Company - KPMG
Other assurance services	961	504	832	70
Taxation services	1,664	1,111	1,093	804

	2,625	1,615	1,925	874

(1) Audit-related fees comprise fees for the audit of special purpose financial statements relating to the divestment of entities / businesses during the year.

29. Contingent Liabilities

(a) Claims for which no reserves are considered appropriate	10,560	11,400	5,660	4,055
Contingencies relating to sale of businesses	1,678	2,757	—	—
Performance bonds and guarantees	13,982	—	71,126	35,330
F H Faulding Pharmacy Guarantee Scheme (c)	79,970	81,800	—	—
Other	—	250	—	250

(unsecured)	106,190	96,207	76,786	39,635

(b) The consolidated entity at 30 June 2003 had service agreements with certain Non-Executive Directors which provide benefits upon retirement. The full extent of the liabilities of the parent entity under these agreements is being provided for in the financial statements over the period to the planned dates of retirement. At 30 June 2003 the maximum amount to be provided in future periods was $0.871 million (2002 $1.322 million). Service agreements also exist with certain executives under which termination benefits may in some circumstances become payable.

(c) F H Faulding & Co Limited, acquired by Mayne Group on 1 October 2001, provides guarantees of pharmacists’ borrowings from a number of banks to enable the pharmacists to acquire or expand pharmacies. To manage exposure under these guarantees, arrangements have been entered into to limit the banks’ recourse to F H Faulding & Co Limited under the guarantee scheme. The contingent liability represents the recourse limit based on loan utilisation at 30 June 2003.

(d) Under the terms of the Deeds of Cross Guarantee, described in Note 30, the Company has guaranteed the repayment of all current and future creditors in the event any of the parties to the Deeds are wound up. No deficiencies of net assets exists in these companies.

(e) On 28 April 2003 the Australian Therapeutic Goods Administration required the Group to initiate a safety related consumer level recall of batches of products manufactured for the Group by Pan Pharmaceuticals since 1 May 2002, and required that there be no further supply of these products. The Group implemented a recall process in both Australia and overseas. The Group has provided for the anticipated costs of the recall where these could be estimated, however it could still suffer further losses and be subject to claims by third parties.The Group subsequently issued legal proceedings against Pan Pharmaceuticals seeking to recover its loss and damage arising from Pan Pharmaceuticals breach of its agreement to manufacture and supply products to the Group. No receivable has been recognised in respect of this claim and it is therefore a contingent asset of the Group, subject to the outcome of the Group’s claim on Pan Pharmaceuticals.

(f) Unsecured unascertainable contingent liabilities have been undertaken in the ordinary course of business.

Notes to the financial statements for the financial year ended 30 June 2003 (continued)

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

The holding entities and subsidiaries subject to the deeds as at 30 June 2003 are:

Mayne Group

The Mayne Group class order was entered into on 5 June 2001.

The AHC Group was acquired by the economic entity on 1 February 2001 and at 30 June 2001 had a separate class order.

Further companies, including the AHC Group companies, were added to the Mayne Group class order by virtue of Assumption Deed on 22 May 2002. On 26 June 2003 a further Assumption Deed was signed adding Mayne Pharma Pty Ltd.

Mayne Group Ltd (holding entity)
Australian Medical Enterprises Limited
Mayne Health Pathology Pty Limited
Gynaelab Pty Ltd
HCoA Operations (Australia) Pty Limited
Healthcare Imaging Services Pty Limited
Healthcare Imaging Services (Vic) Pty Limited
Hospital Corporation Australia Pty Limited
Hospitals of Australia Limited
Pathology Services Pty Limited
AHC Tilbox Pty Ltd
Australian Hospital Care (Allamanda) Pty Ltd
Australian Hospital Care (Como) Pty Ltd
Australian Hospital Care (Lady Davidson) Pty Ltd
Australian Hospital Care (Latrobe) Pty Ltd
Australian Hospital Care (Masada) Pty Ltd
Australian Hospital Care (MPH) Pty Ltd
Australian Hospital Care (Northpark) Pty Ltd
Australian Hospital Care (The Avenue) Pty Ltd
Australian Hospital Care Investments Pty Ltd
Australian Hospital Care 1988 Pty Ltd
Rehabilitation Holdings Pty Ltd
The Victorian Rehabilitation Centre Pty Ltd
Health Technologies Pty Ltd
Australian Hospital Care Ltd
HCoA Hospital Holdings (Australia) Pty Ltd
Mayne Diagnostic Imaging Holdings Pty Ltd
Mayne Healthcare Holdings Pty Ltd
Mayne Medical Centre Holdings Pty Ltd
Mayne Medical Centre Operations Pty Ltd
Mayne Pathology Holdings Pty Ltd
Mayne Pharma Pty Ltd

The following companies were removed from the Mayne Group class order during the year:

AHC Risen Pty Ltd removed by Notice of Disposal dated 22 July 2002.

Mayne Logistics Pty Ltd removed by Revocation Deed dated 26 August 2002.

Australian Hospital Care (HPH) Pty Ltd removed by Notice of Disposal dated 14 April 2003.

F H Faulding Group

The Faulding class order was entered into on 15 June 1999. Further companies were added to the Faulding class order by virtue of Assumption Deeds dated 17 May 2001 and 27 June 2002.

F H Faulding & Co Ltd (holding entity)
Faulding Healthcare Pty Ltd
BML Pharmaceuticals Pty Ltd
Cenovis Pty Ltd
Faulding Healthcare Retail Pty Ltd
Terry White Management Pty Ltd
Independent Pharmaceutical Supplies Pty Ltd
Bullivants Natural Health Products Limited
Chem Mart Pty Ltd

Consolidated statements of financial performance and consolidated statements of financial position, comprising the holding entities and subsidiaries which are parties to the Deeds, after eliminating all transactions between parties to the Deeds of Cross Guarantee, at 30 June 2003 are set out on the following page.

Notes to the financial statements for the financial year ended 30 June 2003 (continued)

	Mayne Group		F H Faulding Group
	2003	2002	2003	2002
	$’000	$’000	$’000	$’000
30. Deed of Cross Guarantee (continued)

Statements of Financial Performance
Profit/ (loss) from ordinary activities before income tax	(617,763)	49,855	(24,486)	1,055,508

Income tax (expense)/benefit relating to ordinary activities	(575)	(5,780)	3,266	4,567

Net profit/(loss) from ordinary activities after related income tax expense	(618,338)	44,075	(21,220)	1,060,075

Retained profits/(losses) at the beginning of the year	118,042	75,185	1,283,496	223,420

Dividends provided for or paid	(96,698)	(113,418)	—	—

Net (decrease) in retained profits on the initial adoption of revised AASB 1028 “Employee Benefits”	(1,409)	—	—	—

Retained profits/(losses) at the end of the year	(598,403)	5,842	1,262,276	1,283,495

Statements of Financial Position

Current Assets
Cash and deposits	120,259	225,288	12,099	31,750
Receivables	779,380	1,164,768	366,343	946,486
Inventories	104,260	35,796	208,306	229,482
Assets held for resale	35,311	—	—	—
Other current assets	25,823	24,726	—	—

Total Current Assets	1,065,033	1,450,578	586,748	1,207,718

Non-Current Assets
Deposits	675	244	—	—
Receivables	27,878	111,609	1,456,625	865,479
Other financial assets	2,527,363	2,869,776	45,364	67,936
Property, plant & equipment	659,737	806,802	63,026	113,795
Intangibles	915,389	500,497	108,096	110,860
Deferred tax assets	124,754	141,957	59,822	39,236
Other	7,234	5,563	—	—

Total Non-Current Assets	4,263,030	4,436,448	1,732,933	1,197,306

Total Assets	5,328,063	5,887,026	2,319,681	2,405,024

Current Liabilities
Payables	274,110	172,994	376,272	455,923
Interest-bearing liabilities	1,578,109	1,370,013	—	—
Current tax liabilities	1,358	6,690	45,812	23,855
Provisions	189,549	189,645	17,565	17,379

Total Current Liabilities	2,043,126	1,739,342	439,649	497,157

Non-Current Liabilities
Payables	1,568	2,640	3,621	3,191
Interest-bearing liabilities	529,520	607,728	—	912
Deferred tax liabilities	24,413	24,309	—	6,994
Provisions	15,422	19,196	2,323	1,515

Total Non-Current Liabilities	570,923	653,873	5,944	12,612

Total Liabilities	2,614,049	2,393,215	445,593	509,769

Net Assets	2,714,014	3,493,811	1,874,088	1,895,255

Equity
Contributed equity	3,292,515	3,403,284	611,021	611,021
Reserves	19,902	19,902	791	739
Retained profits/(losses)	(598,403)	70,625	1,262,276	1,283,495

Total Equity	2,714,014	3,493,811	1,874,088	1,895,255

Notes to the financial statements for the financial year ended 30 June 2003 (continued)

		Country of Incorporation	Mayne Group Limited’s direct and indirect interest held
			2003	2002
	Notes		%	%
31. Particulars in relation to Controlled Entities

Parent Entity
Mayne Group Limited		Australia

Controlled Entities	(a)(b)
Stonehenge Properties Pty Ltd		Australia	100	100
The Ward Corporation Pty Limited		Australia	100	100
Mayne Finance Limited	(d)	Australia	100	100
Mayne Properties Pty Ltd		Australia	100	100
Mayne Employee Share Acquisition Plan Pty Ltd		Australia	100	100
- Mayne Employee Share Acquisition Plan Trust	(d)		100	100
Mayne Logistics Pty Ltd	(e)	Australia	—	100
- Mayne Asian Holdings Pty Ltd	(e)	Australia	—	100
Saftsal Pty Limited		Australia	100	100
- Aksertel Pty Limited		Australia	100	100
- Onosas Pty Limited		Australia	100	100
- Lamsak Pty Limited		Australia	100	100
HCoA International Holdings Pty Ltd		Australia	100	100
Pathology Services Pty Ltd	(c)	Australia	100	100
- Gynaelab Pty Limited	(c)	Australia	100	100
Pruinosa Pty. Limited		Australia	100	100
Australian Medical Enterprises Limited	(c)	Australia	100	100
- AME Hospitals Pty Ltd		Australia	100	100
- AME Trust			100	100
- Victoria House Holdings Pty Limited		Australia	100	100
- Larches Pty Ltd		Australia	100	100
- AME Properties Pty Ltd		Australia	100	100
- AME Property Trust			100	100
- Attadale Hospital Property Pty Ltd		Australia	100	100
- Glengarry Hospital Property Pty Ltd		Australia	100	100
- Jamison Private Hospital Property Pty Ltd		Australia	100	100
- AME Trading Trust			100	100
- Hadassah Pty Ltd		Australia	100	100
- Rannes Pty Ltd		Australia	100	100
- Glengarry Hospital Unit Trust No 2			100	100
- Glengarry Hospital Unit Trust No 1			100	100
- Hallcraft Pty Ltd		Australia	100	100
- Hallcraft Unit Trust			100	100
- Jandale Pty Ltd		Australia	100	100
- AME Medical Services Pty Ltd		Australia	100	100
- Integrated Health Care Pty Ltd		Australia	100	100
- Kelldale Pty Ltd		Australia	100	100
- Seacresh Pty Limited		Australia	51	51
- Seacrest Unit Trust	(d)		51	51
- Pacific Medical Centres Pty Limited		Australia	100	100
- Link Medical Laboratory Holdings Pty Ltd		Australia	100	100

Notes to the financial statements for the financial year ended 30 June 2003 (continued)

		Country of incorporation	Mayne Group Limited’s direct and indirect interest held
			2003	2002
	Notes		%	%
31. Particulars in relation to Controlled Entities (continued)

Trezise Services Pty Ltd		Australia	100	100
Hillsands Pty Ltd		Australia	100	100
Sugerman’s Pathology Pty Ltd		Australia	100	100
Mayne Healthcare Holdings Pty Ltd	(c)	Australia	100	100
- Mayne Pathology Holdings Pty Ltd	(c)	Australia	100	100
- Mayne Health Pathology Pty Ltd	(c)	Australia	100	100
- Dorevitch Laboratory Services Pty Ltd		Australia	100	100
- Queensland Medical Services Pty Ltd		Australia	100	—
- Mayne Medical Centre Holdings Pty Limited	(c)	Australia	100	100
- Mayne Medical Centre Operations Pty Limited	(c)	Australia	100	100
- Mayne Aged Care Holdings Pty Ltd		Australia	100	100
- Queensland Specialist Services Pty Ltd (formerly Mayne Aged Care Operations Pty Ltd)		Australia	100	100
- Mayne Aged Care Operations Pty Ltd		Australia	100	100
- Mayne Diagnostic Imaging Holdings Pty Limited	(c)	Australia	100	100
- Healthcare Imaging Services Pty Ltd	(c)	Australia	100	100
- Queensland Diagnostic Imaging Pty Ltd		Australia	100	—
- Healthcare Imaging Services (Vic) Pty Ltd	(c)	Australia	100	100
- Cabramatta Imaging Pty Ltd		Australia	50	50
- Cabramatta Unit Trust	(d)		50	50
- Brystow Pty Ltd		Australia	100	100
- Western Suburbs Ultra-sound & Radiology Services Trust			100	100
- Orana Services Trust	(d)		50	50
- Orana Services Pty Ltd		Australia	50	50
- Norcoray Unit Trust	(d)		50	50
- Norcoray Pty Ltd		Australia	50	50
Mayne Finance (Aust) Pty Ltd		Australia	100	100
- HCA Management Pty Limited		Australia	100	100
Malahini Pty Limited		Australia	100	100
- Tilemo Pty Limited		Australia	100	100
- Hospital Affiliates of Australia Pty Ltd		Australia	100	100
- C.R.P.H. Pty. Limited		Australia	100	100
- P.M.P.H. Pty. Limited		Australia	100	100
- Hospital Developments Pty. Limited		Australia	100	100
Relkban Pty. Limited		Australia	100	100
Relkmet Pty. Limited		Australia	100	100
Votraint No. 664 Pty. Limited		Australia	100	100
Votraint No. 665 Pty. Limited		Australia	100	100
- HOAIF Pty Ltd		Australia	100	100
Hospitals of Australia Limited	(c)	Australia	100	100
- Dabuvu Pty Limited		Australia	100	100
Wellness Holdings Pty Ltd		Australia	100	100
- Corporate Wellness Solutions Pty Ltd		Australia	100	100

Notes to the financial statements for the financial year ended 30 June 2003 (continued)

		Country of incorporation	Mayne Group Limited’s direct and indirect interest held
			2003	2002
	Notes		%	%
31. Particulars in relation to Controlled Entities (continued)

- HCoA Hospital Holdings (Australia) Pty Ltd	(c)	Australia	100	100
- HCoA Operations (Australia) Pty Ltd	(c)	Australia	100	100
- Hospital Corporation Australia Pty Limited	(c)	Australia	100	100
- Australian Hospital Care Limited	(c)	Australia	100	100
- Australian Hospital Care (Latrobe) Pty Ltd	(c)	Australia	100	100
- Australian Hospital Care (MPH) Pty Ltd	(c)	Australia	100	100
- Australian Hospital Care (The Avenue) Pty Ltd	(c)	Australia	100	100
- Rehabilitation Holdings Pty Ltd	(c)	Australia	100	100
- Australian Hospital Care 1998 Pty Ltd	(c)	Australia	100	100
- Australian Hospital Care (Masada) Pty Ltd	(c)	Australia	100	100
- Masada Private Hospital Unit Trust			100	100
- Australian Hospital Care (Como) Pty Ltd	(c)	Australia	100	100
- AHC Tilbox Pty Ltd	(c)	Australia	100	100
- AHC Risen Pty Ltd	(e)	Australia	—	100
- Australian Hospital Care (Knox) Pty Ltd		Australia	100	100
- Knox Private Hospital Unit Trust			100	100
- Australian Hospital Care (Northpark) Pty Ltd	(c)	Australia	100	100
- Australian Hospital Care (Dorset) Pty Ltd		Australia	100	100
- Dorset Private Hospital Unit Trust			100	100
- Australian Hospital Care Investments Pty Ltd	(c)	Australia	100	100
- AHC Radiology Pty Ltd		Australia	100	100
- The AHC Radiology Unit Trust			100	100
- Australian Hospital Care (Pindara) Pty Ltd		Australia	100	100
- Pindara Private Hospital Unit Trust			100	100
- Australian Hospital Care (Ringwood) Pty Ltd		Australia	100	100
- Ringwood Private Hospital Unit Trust			100	100
- Australian Hospital Care (Lady Davidson) Pty Ltd	(c)	Australia	100	100
- Australian Hospital Care (MSH) Pty Ltd		Australia	100	100
- Australian Hospitals Unit Trust			100	100
- Australian Hospital Care (Allamanda) Pty Ltd	(c)	Australia	100	100
- Australian Hospital Care (HPH) Pty Ltd	(e)	Australia	—	100
- The Victorian Rehabilitation Centre Pty Ltd	(c)	Australia	100	100
- Health Technologies Pty Ltd	(c)	Australia	100	100
- eHealth Technologies Limited		Australia	100	100
- Australian Hospital Care (Spare) Pty Ltd		Australia	100	100
- Spare Unit Trust			100	100
F H Faulding & Co Ltd	(d)	Australia	100	100
- Mayne Pharma Pty Ltd	(c)	Australia	100	100

Notes to the financial statements for the financial year ended 30 June 2003 (continued)

		Country of incorporation	Mayne Group Limited’s direct and indirect interest held
			2003	2002
	Notes		%	%
31. Particulars in relation to Controlled Entities (continued)

Mayne Limited		New Zealand	100	100
- Mayne Holdings (NZ) Limited		New Zealand	100	100
Transport Security Insurance (Pte) Ltd		Singapore	100	100
- Gold Reserve Limited	(e)	Hong Kong	—	100
- China-Australia Cold Store and Warehouse Co. Ltd	(e)	People’s Republic of China	—	95
- Mayne Logistics (Malaysia) Sdn. Bhd.	(e)	Malaysia	—	100
- Etika Gelora Sdn. Bhd.	(e)	Malaysia	—	30
- Mayne Logistics (Thailand) Limited	(e)	Thailand	—	60
PT Health Care of Surabaya		Indonesia	99	99
PT Putramas Muliasantosa	(i)	Indonesia	95	95
- PT Mitrajaya Medikatama		Indonesia	95	95
- PT Mayne Logistics Operations	(e)	Indonesia	—	100
- Mayne Holdings (Fiji) Ltd	(e)	Fiji	—	100
- Mayne Services (Fiji) Ltd	(e)	Fiji	—	100
- Bergaglio Trasporti S.r.l.	(g)	Italy	100	100
- Mayne SNC	(f)	Belgium	100	100
- Mayne International B.V.		The Netherlands	100	100
- Mayne Nickless Eindhoven B.V.		The Netherlands	100	100
- Mayne Holdings (UK) Ltd		United Kingdom	100	100
- Mayne European Holdings Limited		United Kingdom	100	100
- Security Express Limited		United Kingdom	100	100
- D.P.E. International Limited		United Kingdom	100	100
Mayne Group Canada Inc.	(e)	Canada	—	100
- Mayne Transport Inc.	(e)	Canada	—	100
- Mayne Logistics Inc.	(e)	Canada	—	100
- Mayne Incorporated		United States	100	100

Notes to the financial statements for the financial year ended 30 June 2003 (continued)

		Country of incorporation	Mayne Group Limited’s direct and indirect interest held
			2003	2002
	Notes		%	%
31. Particulars in relation to Controlled Entities (continued)

- DBL Australia Pty Ltd		Australia	100	100
- Mayne Pharma (Canada) Inc		Canada	100	100
- Mayne Pharma do Brasil Lda (formerly Faulding Farmaceutica do Brasil Lda)		Brazil	100	100
- Faulding Healthcare Pty Ltd	(c)	Australia	100	100
- BML Pharmaceuticals Pty Limited	(c)	Australia	100	100
- Cenovis Pty Ltd	(c)	Australia	100	100
- Cenovis Health Co Sdn Bhd		Malaysia	100	100
- Cenovis Health Co Pty Ltd		Australia	100	100
- Vitelle Health Company Pty Limited		Australia	100	100
- AHB Pty Limited		Australia	100	100
- Faulding Healthcare Europe Holdings Ltd		United Kingdom	100	100
- Faulding Consumer UK Limited		United Kingdom	100	100
- Bullivants’ Natural Health Products Pty Limited	(c)	Australia	100	100
- Bullivants’ Natural Health Products (HK) Limited		Hong Kong	100	100
- Bullivants’ Natural Health Products (International) Pty Ltd		Australia	100	100
- Mayne Consumer Products (NZ) Limited (formerly Faulding Consumer (NZ) Limited)		New Zealand	100	100
- Natural Nutrition Pty Ltd		Australia	100	100
- Natural Facts Pty Limited		Australia	100	100
- Chem Mart Pty Limited	(c)	Australia	100	100
- Faulding Healthcare Retail Pty Ltd	(c)	Australia	100	100
- Terry White Management Pty Ltd	(c)	Australia	100	100
- Healthsense Pty Ltd		Australia	100	100
- The Medicine Shoppe Australia Pty Ltd		Australia	100	100
- Minfos Systems Pty Ltd		Australia	80	80
- F H Faulding Securities Pty Ltd		Australia	100	100
- F H Faulding Services Pty Ltd		Australia	100	100
- Queensland Biochemics Pty Ltd		Australia	100	100
- Independent Pharmaceutical Supplies Pty Ltd	(c)	Australia	100	100
- ACN 091 753 043 Pty Ltd		Australia	100	100
- Healthlinks.net Pty Ltd		Australia	100	100
- COMDOTPLI Pty Ltd		Australia	50	50
- GenRx Pty Ltd		Australia	100	100
- Faulding Healthcare International Holdings Inc		United States	100	100
- Faulding Healthcare US Holdings Inc		United States	100	100
- Faulding Consumer Holdings Inc		United States	100	100
- Faulding Healthcare (IP) Holdings Inc	(e)	United States	—	100
- Faulding Consumer Inc	(e)	United States	—	100
- Faulding Medical Device Co		United States	100	100
- Faulding Pharmaceutical Co		United States	100	100
- Faulding Puerto Rico, Inc		United States	100	100
- Mayne Pharma (Mexico) SA		Mexico	100	—

Notes to the financial statements for the financial year ended 30 June 2003 (continued)

		Country of incorporation	Mayne Group Limited’s direct and indirect interest held
			2003	2002
	Notes		%	%
31. Particulars in relation to Controlled Entities (continued)

- Mayne Pharma (Hong Kong) Ltd (formerly Faulding Pharmaceuticals (Hong Kong) Ltd		Hong Kong	100	100
- Mayne Pharma (Malaysia) Sdn Bhd		Malaysia	100	100
- Faulding Pharmaceuticals (NZ) Ltd		New Zealand	100	100
- Chem Mart Pharmaceuticals (NZ) Ltd		New Zealand	100	100
- Mayne Pharma plc (formerly Faulding Pharmaceuticals plc)		United Kingdom	100	100
- Mayne Pharma Euro Finance Co Ltd		United Kingdom	100	—
- Mayne Pharma (Deutschland) GmbH (Formerly Faulding Arzneimittel GMBH)		Germany	100	100
- Mayne Pharma (Portugal) Lda (formerly Faulding Farmaceutica, Lda)		Portugal	100	100
- S.A. Mayne Pharma (Benelux) N.V. (formerly Faulding Pharmaceuticals NV)		Belgium	100	100
- Faulding Pharmaceuticals SA		France	100	100
- Mayne Pharma (Italia) Srl (formerly Faulding Farmaceutici srl)		Italy	100	100
- Mayne Pharma (Espana) SL (formerly Faulding Farmaceutica SL)		Spain	100	100
- Mayne Pharma (Ireland) Limited (formerly Central Laboratories Limited)		Ireland	100	100
- Central Laboratories (Ireland) Ltd		Ireland	100	100
- Mayne Pharma (Schweiz) GmbH		Switzerland	100	100
- Mayne Pharma (Nordic) AB		Sweden	100	—
- Mayne Pharma (SEA) Pte Ltd (formerly Faulding Pharmaceuticals (SEA) Pte Ltd)		Singapore	100	100
- Faulding Distributors (SEA) Pte Ltd		Singapore	100	100
- Newage Sdn Bhd		Malaysia	67	67
- Faulding-DBL Pharmaceuticals Company (Japan) Limited		Japan	100	100
- Mayne Pharma Philippines Inc (formerly Faulding Pharmaceuticals Philippines Inc)		Philippines	100	100
- F H Faulding Properties (Vic) Pty Ltd		Australia	100	100
- F H Faulding Properties (SA) Pty Ltd		Australia	100	100
- F H Faulding Properties (Vic) Trust			100	100
- F H Faulding (Vic) 1984 Pty Ltd		Australia	100	100
- PSPA Pty Ltd		Australia	100	100
- Naslock Pty Ltd		Australia	100	100
- Pharmacy Promotions Pty Ltd		Australia	100	100
- ACN 007 444 322 Pty Ltd		Australia	100	100
- DSU Pty Ltd (formerly CMAX Pty Ltd)		Australia	100	100

(a)	All controlled entities are audited by KPMG .
(b)	Entities not directly held by Mayne Group Limited are indented.
(c)	These Australian controlled entities are not required to prepare financial reports or to be audited for statutory purposes because they have entered into deeds of cross guarantee as detailed in Note 30.

All Australian controlled entities other than those noted under (d) are small proprietary companies and are not required to prepare audited financial reports.

(d)	These Australian controlled entities are required to prepare audited financial reports.
(e)	Divested during the current financial year.
(f)	Owned 99% by Mayne Holdings (U.K.) Limited and 1% by Mayne European Holdings Limited.
(g)	In liquidation.
(h)	All entities are domiciled in their country of incorporation.
(i)	Owned 60% by Mayne Group Limited and 35% by PT Healthcare of Surabaya.
(j)	No controlled entities carry on material business operations other than in their country of incorporation.

Notes to the financial statements for the financial year ended 30 June 2003 (continued)

31. Particulars in relation to Controlled Entities (continued)

Acquisition and Disposal of Controlled Entities:

The following controlled entities were acquired during the financial year:

	Date of Acquisition	Consideration	Acquisition provision raised	Proportion of Shares Acquired
		$’000	$’000%
Queensland Medical Services Pty Ltd and the Queensland Medical Laboratories business	1/10/02	260,288	14,061	100

Queensland Diagnostic Imaging Pty Ltd	21/05/03	90,712	1,310	100

During the year other diagnostic services businesses and assets were acquired for consideration of $47,262,000

The following controlled entities were disposed of during the financial year:

	Date of Disposal	Consideration	Consolidated Profit/(Loss) on Disposal	Proportion of Shares Sold
		$’000	$’000%
Mayne Group Canada Inc and subsidiaries	3/02/03	172,965	42,510	100
Mayne Logistics Pty Ltd and subsidiaries	3/02/03	169,358	(34,766)	100
Australian Hospital Care (HPH) Pty Ltd	13/04/03	—	(43,200)	100
Faulding Consumer Inc	4/04/03	7,730	(1,907)	100
Faulding Healthcare (IP) Holdings Inc	4/04/03	—	—	100

Logistics businesses operated as divisions of Mayne Group Limited were also disposed of for total consideration of $103,248,000.

The following controlled entities were acquired during the previous financial year:

	Date of Acquisition	Consideration	Acquisition provision raised	Proportion of Shares Acquired
		$’000	$’000%
FH Faulding & Co Limited (1)	1/10/2001	2,354,915	36,900	100

(1)	FH Faulding & Co Limited manufacture and distribute pharmaceutical and other healthcare products. Pharmaceuticals comprises the development, manufacture and distribution of injectible pharmaceuticals and of health and personal care products and the provision of distribution and retail management services to pharmacies.

On 1 December 2001 the 35% outside equity interest in P T Putramas Muliasantosa was acquired for $ 41.394 million.

The following controlled entities were disposed of during the previous financial year:

	Date of Disposal	Consideration	Consolidated Profit/(Loss) on Disposal	Proportion of Shares Sold
		$’000	$’000%
Mayne Health Logistics Pty Ltd (1)	7/12/2001	—	nil	100

(1)	In conjuction with the acquisition of F H Faulding & Co Ltd and the simultaneous disposal of the Faulding oral pharmaceutical business, Mayne Health Logistics Pty Ltd was sold to Alpharma Inc. for consideration of $1.

Notes to the financial statements for the financial year ended 30 June 2003 (continued)

32. Equity Accounting Information

Associated Entities at 30 June 2003 were:

Associated Entity	Principal Activity	% Interest in Equity Capital		Equity Accounted Year Ended	Investment Carrying amount		Dividends Received		Equity share of operating profits /(losses) after tax & extraordinary items & outside equity interests
					Equity Value	Equity Value
		2003	2002		2003	2002	2003	2002	2003	2002
					$’000	$’000	$’000	$’000	$’000	$’000
St George Private Hospital Nuclear Medicine Pty Ltd	Medical Services - Australia	50.00%	50.00%	30 June	281	362	107	—	(80)	22
Campsie Nuclear Medicine Pty Ltd	Medical Services - Australia	50.00%	50.00%	30 June	97	47	—	—	50	(10)
Gippsland Pathology Service Pty Ltd	Pathology Services - Australia	32.00%	32.00%	30 June	7,154	7,492	448	866	(337)	(429)
Minjesk Investment Corporation Limited	Hospital - Fiji	—%	20.00%	30 June	—	481	—	—	(317)	(498)
Indo China Healthcare Limited	Pharmaceutical distribution -Thailand	45.00%	—%	30 June	974	—	—	—	639	—

					8,506	8,382	555	866	(45)	(915)

(a)	The only associated entity to which notional goodwill is attributable is Gippsland Pathology Service Pty Limited.
(b)	The market values of investments in associated entities are represented by their equity carrying values.
(c)	The investment in Minjesk Investment Corporation Limited was divested with effect from 30 June 2003.

Notes to the financial statements for the financial year ended 30 June 2003 (continued)

	2003	2002
	$’000	$’000
32. Equity Accounting Information (continued)

Financial Information relating to Associates:

The consolidated entity’s share of profits and losses, assets and liabilities of associates, in aggregate is:

Statement of Financial Performance:

Share of profits / (losses) from ordinary activities before tax of associates	1,450	728
Share of income tax expense attributable to profit/(loss) from ordinary activities of associates	(530)	(367)

Share of net profit/(loss) as disclosed by associates	920	361
Equity accounting adjustments:
- goodwill amortisation	(410)	(410)

Equity accounted share of net profit/(loss) of associates	510	(49)
Dividends received from associates	(555)	(866)

Share of associates net profit equity accounted	(45)	(915)

Statement of Financial Position:

Reserves:
Equity share of reserves of associated entities at the beginning of the year	(7)	(3)
Equity share of reserves in the current year	—	(4)
Equity share divested	7	—

Equity accounted share of reserves of associates at the end of the year	—	(7)

Retained Profits:
Equity share of retained profits of associated entities at the beginning of the year	(1,106)	(191)
Equity share of retained profits in the current year	(45)	(915)
Equity share divested	881	—

Equity accounted share of retained profits of associates at the end of the year	(270)	(1,106)

Movements in carrying amount of investments:
Carrying amount of investments in associates at the beginning of the year	8,382	8,798

Changes in equity invested in associates during the year	(719)	503
Equity share divested during the year	888	—
Share of movement in associates reserves	—	(4)
Share of associates net profit equity accounted	(45)	(915)

Carrying amount of investments in associates at the end of the year	8,506	8,382

Notes to the financial statements for the financial year ended 30 June 2003 (continued)

	2003	2002
	$’000	$’000

33. Transactions with Related Parties

Wholly Owned Group

Dividends and interest received by the parent entity from controlled entities are disclosed in Note 3.

Borrowing costs paid by the parent entity to controlled entities is disclosed in Note 4.

Details of investments in controlled entities are disclosed in Notes 13 and 31.

Amounts due to and receivable from controlled entities within the wholly owned group are disclosed in Notes 9, 12 and 18.

These balances comprise:
Receivables	397,378	33,190
Loans at call	3,735,233	1,927,482
Accrued interest	30	1,733

Amounts owing by controlled entities	4,132,641	1,962,405

Weighted average interest rates	4.39%	4.82%

Payables	314	1,259
Loans at call	3,790,721	1,801,651
Accrued interest	22,017	31,288

Amounts owing to controlled entities	3,813,052	1,834,198

Weighted average interest rates	1.62%	4.85%

Interest is charged only on loans at call owing to operating controlled entities. Interest rates charged are based on the consolidated entity’s planned investment and borrowing rates set at the commencement of each financial year.

Loans between entities in the wholly owned group are repayable at call.

Notes to the financial statements for the financial year ended 30 June 2003 (continued)

33. Transactions with Related Parties (continued)

Associated Entities:

Dividends paid by associated entities are disclosed in Note 32.

St George Private Hospital Nuclear Medicine Pty Ltd

An entity within the consolidated entity charges rent and outgoings and provides accounting services for St George Private Hospital Nuclear Medicine Pty Ltd. During the 2003 financial year these charges totalled $0.115 million (2002, $nil) of which $ nil (2002, $nil ) was outstanding at period end.

Campsie Nuclear Medicine Pty Ltd

An entity within the consolidated entity charged rent and outgoings and provides accounting services for Campsie Nuclear Medicine Pty Ltd. During the 2003 financial year these charges totalled $ 0.132 million (2002, $0.255 million) of which $ nil (2002, $nil ) was outstanding at period end.

Minjesk Investment Corporation Limited

An entity within the consolidated entity charges management fees to Minjesk Investment Corporation Limited. During the 2003 financial year these charges totalled $ 0.161 million (2002, $ 0.176 million). The investment in Minjesk Investment Corporation Limited was divested with effect from 30 June 2003.

Notes to the financial statements for the financial year ended 30 June 2003 (continued)

33. Transactions with Related Parties (continued)

Directors’ Interests

Parent Entity

The names of the Directors of Mayne Group Limited who held office at any time during the financial year are:

P.J. Willcox	Appointed 1 October 2002
P.J.Smedley	Appointed 19 July 2000, retired 28 August 2002
M.R. Rayner	Appointed 11 July 1995, retired 31 December 2002
P.C. Barnett	Appointed 28 February 1996
Sir Ross Buckland	Appointed 25 September 2001
S.B. James	Appointed 29 January 2002
S.C.H. Kay	Appointed 28 September 2001
P.E. Mason	Appointed 8 September 1992
R.M. Russell	Appointed 28 August 2001
J. Sloan	Appointed 12 December 1995

Directors’ holdings of shares and options :

The interests of Directors of the parent entity and their Director related entities in shares and options of entities within the consolidated entity at balance date was:

	2003	2002
Mayne Group Limited:

Ordinary shares fully paid (1)	951,546	2,944,814
Options over ordinary shares	—	—

(1)	The 2003 and 2002 figures include 750,000 shares issued to SB James on 23 June 2000 pursuant to shareholder approval received at the Annual General Meeting in November 2000 details of which are referred to below. This does not include 140,000 SAR’s granted to S B James on 14 November 2002 and referred to in Note 20.

Share Transactions:

The aggregate number of shares acquired and disposed of by Directors of the parent entity and their Director related entities during the year was :

	2003	2002
Mayne Group Limited:

Shares acquired:
Ordinary shares fully paid (1)	69,144	70,272
Options over ordinary shares	—	—

Shares disposed of:
Ordinary shares fully paid	—	—

(1)	These are shares purchased on-market under the Non-Executive Directors share plan referred to in Note 20. Dividends paid by the parent entity during the year on Directors’ shareholdings were $0.106 million (2002, $0.382 million).

The Directors held no shares in the capital of any corporation related to the consolidated entity (as defined in Section 50 of the Corporations Act 2001) as at the date of this financial report other than as bare trustee for a company in the economic entity.

Loans to Directors:

At the Annual General Meeting in November 2000 shareholders ratified the issue, on 23 June 2000, of 2,000,000 shares to PJ Smedley and 750,000 shares to SB James, in each case at market price and financed by an interest free loan of $5.86 million in the case of Mr Smedley and $2.198 million in the case of Mr James. The loan to Mr Smedley was repaid in full on 31 December 2002 in accordance with the terms of his service agreement. The loan to Mr James must be repaid in full by no later than the expiry date of his service agreement. If the amount outstanding at the relevant date exceeds the value of the shares issued, repayment is only required of an amount equal to the value of the shares on that date. The loan must be reduced by the after-tax amount of any dividends received in respect of the shares and by the after-tax amount of any fees received by Mr James as a result of holding a directorship (with the Company’s consent) of a company outside the Mayne Group. Any proceeds of a buy-back or cancellation of the shares by the Company must first also be applied to repayment of the loan. The Company is liable for any fringe benefits tax payable in respect of the issues of shares and the loans. During the year, the outstanding balance of $5.395 million (2002: $0.29 million) of the loan to Mr Smedley was repaid and $0.05 million (2002 : $0.04 million) of the loan to Mr James was repaid. At 30 June 2003, the balance of the loan to Mr James outstanding was $2.05 million.

During the year, loans were advanced to W. Udiaty and Dr S. Budianto, a director of PT Health Care of Surabaya, in the amounts of A$21,701 and A$32,553 respectively. These loans are for a period of 5 years and are interest free. An amount of A$10,851 was received in part repayment of these loans during the year. The balance of these loans at balance date are A$43,403.

In addition, a further car loan was advanced to RC Susilo, a director of PT Putramas Mutiasantosa in the sum of $A19,533. The balance of this loan and loans previously made to J Gunawan, a director of PT Mitrajaya Medikatama, was $A37,981 at balance date (2001: A$35,110). These loans are for a period of 5 years and are interest free. An amount of A$12,841 (2002 : A$12,162) was received in part repayment of these loans during the year.

Notes to the financial statements for the financial year ended 30 June 2003 (continued)

33. Transactions with Related Parties (continued)

Other transactions:

Particulars of related party transactions entered into by the consolidated entity with Directors or their director related entities during the year are as follows:

(a)	During the year, the parent entity has entered into:

(i)	a deed of indemnity in favour of P J Willcox (who became a Director on 1 October 2002) in accordance with the terms of rules 69(a) and (b) of the parent entity’s constitution which provide an indemnity against liabilities incurred while acting as an officer of the parent entity to persons (excluding the parent entity or its related bodies corporate) to the extent permitted by law;

(ii)	a deed in favour of PJ Willcox in accordance with the terms of rules 68 and 69(c) of the parent entity’s constitution which include basically for a period of seven years after ceasing to be a Director:

–	rights of access and use with respect to Board papers, minutes of Board and of Committee meetings and other related documents in connection with proceedings in which the Director may be involved, subject to reasonable limitations where issues of confidentiality or privilege arise; and

–	obligations of the parent entity to arrange directors’ and officers’ liability insurance on terms which are reasonable having regard to various factors relating to the parent entity and the insurance market;

(iii)	deeds of indemnity with P J Smedley, S B James, S C H Kay, R McR Russell, P L Jenkins, J W Priestley, D B Cranwell and J F Carroll indemnifying them in relation to certain liabilities that may be incurred in connection with the de-merger of the parent entity’s non-health logistics businesses and the associated due diligence process;

(iv)	deeds of indemnity with M R Rayner, P C Barnett, Sir Ross Buckland, P E Mason, J Sloan and M D Jenkins indemnifying them in relation to certain liabilities that may be incurred in connection with the de-merger of the parent entity ’s non-health logistics businesses;

(v)	deeds of indemnity with R J McNeilly, G D Curlewis, M G Ould, D J Ryan and H C Thorburn, indemnifying them in relation to certain liabilities that may be incurred in connection with the de-merger of the parent entity’s non-health logistics businesses;

(vi)	deeds of indemnity with Loomis Limited in favour of J W Pearce, C R Richards, A M Reid, S P Roche, R J Cooke, C Fuller, P A Kopanidis, N Moss, H Anneveldt, T Roper, D Butt and D Hay in relation to certain liabilities that may be incurred in connection with the de-merger of the parent entity ’s non-health logistics businesses and the associated due diligence process; and

(vii)	entered into a deed of indemnity with Neil Rodaway indemnifying him in relation to certain liabilities that may be incurred while acting as an officer of Onelink Holdings and AFC Equipment Co Pty Ltd to the extent permitted by law.

(b)	The parent entity pays premiums in respect of directors’ and officers’ liability insurance. Part of the premium relates to former directors and officers of the consolidated entity.

(c)	MR Rayner who resigned as a Director of the parent entity on 31 December 2002 was paid a retiring benefit of $750,756 during the year in accordance with his service contract and as approved by shareholders.

Notes to the financial statements for the financial year ended 30 June 2003 (continued)

33. Transactions with Related Parties (continued)

(d)	Certain wholly-owned controlled entities entered into transactions with their Directors or entities associated with their Directors. These transactions included:

(i)	Rental paid to B McClelland, a director of Mayne Pharma (Ireland) Limited (previously Central Laboratories Limited) and Central Laboratories (Ireland) Limited, for the use of premises leased from him. Services were provided to Mayne Pharma (Ireland) and Mayne Pharma Plc by parties related to B McClelland. All fees were paid on normal commercial terms and conditions.

(ii)	Legal fees paid to the legal firm of which R S Carswell, a director of Mayne Pharma (Canada) Inc, is a partner. These fees were paid on normal commercial terms and conditions.

(iii)	Legal fees paid to the legal firm of which S Beaubien, a director of Mayne Pharma (Canada) Inc, is a partner. These fees were paid on normal commercial terms and conditions.

(iv)	Legal fees paid to the legal firm of which W R Griffith, a director of Faulding Pharmaceutical Co and its subsidiaries, is a partner. These fees were paid on normal commercial terms and conditions.

(v)	Legal fees paid to the legal firm of which R McR Russell, a director of Mayne Group Limited, is a partner. These fees were paid on normal commercial terms and conditions.

(vi)	Corporate Service Fees were paid to the firm of which Mah Li Chen, a director of Mayne Pharma (Malaysia) Sdn Bhd (previously Faulding Pharmaceuticals (M) Sdn Bhd), is a director.

(vii)	Euromed Srl, Fin Posillipo Spa, Farmacie Petrone Srl, Farmacie Massimo Petrone, Bandridge International Services Ltd and Farmacie Carmine Petrone Srl, all of which are director related entities of R Petrone, a director of Mayne Pharma (Italia) Srl (previously Faulding Farmaceutici Srl), bought and sold various goods and services from Mayne Pharma (Italia) Srl on normal commercial terms and conditions.

These amounts comprise:

	2003	2002
	$’000	$’000
Purchase of goods and services	2,985	973
Sale of goods and services	80	725
Commision paid	—	91
Legal fees	6,283	2,102
Rent paid	—	26
Corporate services and other fees	2	59

The following amounts were outstanding at the end of the year arising from transactions with directors of companies in the consolidated entity and their director related entities during the year detailed above:

Aggregate amounts receivable:
from Directors and their director related entities
Current	$3,348

Aggregate amounts payable:
to Directors and their director related entities
Current	$1,193,680

(e)	From time to time Directors of the parent entity or its controlled entities may use the logistics or healthcare services provided by entities within the consolidated entity.

(f)	Directors of the parent entity are Directors of other entities which trade with the consolidated entity under normal customer supplier relationships. None of these Directors is able individually or jointly to significantly influence the commercial relationship of these entities with the consolidated entity.

(g)	In addition to the transactions above, transactions entered into during the year with Directors of its controlled entities or with director-related entities included contracts of employment with relatives of Directors on either a full time, casual or work experience basis on normal commercial terms and conditions.

Each of the transactions referred to in (e), (f) and (g) above:

(i)	occur within a normal employee, customer or supplier relationship on terms and conditions no more favourable than those which it is reasonable to expect the entity would have adopted if dealing with the director or director-related entity at arm’s length in the same circumstances;

(ii)	do not have the potential to adversely affect decisions about the allocation of scarce resources made by users of the financial report, or the discharge of accountability by the directors, if disclosed in the financial report only by general description; and

(iii)	are trivial or domestic in nature.

Notes to the financial statements for the financial year ended 30 June 2003 (continued)

34. Superannuation Commitments

As at 30 June 2003 entities within the consolidated entity participated in a defined benefit plan.

The defined benefit plan provides benefits to employees or their dependants on retirement, resignation, disablement or death. Members and entities within the consolidated entity make contributions as specified in the rules of the fund. Contributions by these entities are based on percentages of current salaries actuarially assessed to meet defined benefits based on multiples of final average salaries determined by length of service and are enforceable in accordance with the respective rules so long as they are parties to the fund.

An actuarial assessment of the defined benefit plan was made by an independent actuary, D A Scott FAI, on 1 July 2002.

At the recommendation of the Fund’s actuary and at the request of the Trustee, the Parent entity made a contribution of $1.88 million prior to 30 June 2003 to the Mayne Group Limited Superannuation Fund. The assets of the fund are sufficient to satisfy all benefits that would have been vested in the event of the termination of the fund, or in the event of the voluntary or compulsory termination of the employment of each employee.

Contributions are also made to a number of industry accumulation funds in accordance with various awards.

The Group divested its logistics businesses in Australia and Canada during the financial year. The Group therefore no longer participates in defined benefit plans in Canada, and has a significantly reduced commitment to the defined benefit plan in Australia, following the transfer from the fund of the logistics employees.

Mayne Group Limited Superannuation Fund
$’000
At 30 June 2003
Dates at which the following amounts were determined:

Market Value of Plan Assets	30 June 2002
Accrued Benefits	30 June 2002
Vested Benefits	30 June 2002

Net Market Value of Plan Assets	61,937
Accrued Benefits	64,381
Excess/(deficiency) of Plan
Assets Over Accrued Benefits	(2,444)
Vested Benefits	63,450
Employer Contributions
Recognised in the Financial Statements	15,264

Notes to the financial statements for the financial year ended 30 June 2003 (continued)

34. Superannuation Commitments (continued)

	Mayne Group Limited Superannuation Fund	Loomis Canadian Pension Plans A and B	Total
	$’000	$’000	$’000
At 30 June 2002
Dates at which the following amounts were determined:

Market Value of Plan Assets	30 June 2002	30 June 2002
Accrued Benefits	30 June 2002	30 June 2002
Vested Benefits	30 June 2002	30 June 2002

Net Market Value of Plan Assets	61,937	8,346	70,283
Accrued Benefits	64,381	8,616	72,997
Excess/(deficiency) of Plan
Assets Over Accrued Benefits	(2,444)	(270)	(2,714)
Vested Benefits	63,450	5,630	69,080
Employer Contributions
Recognised in the Financial Statements	8,023	45	8,068

The 30 June 2002 comparative figures for the Mayne Group Limited Superannuation Fund have been updated to reflect the figures audited by the auditor of the Fund.

3Notes to the financial statements for the financial year ended 30 June 2003 (continued)

	Consolidated		Parent Entity
	2003	2002	2003	2002
	$’000	$’000	$’000	$’000
35. Remuneration of Directors and Executives

(a) Total income paid or payable, or otherwise made available, to all directors of the parent entity and controlled entities from the parent entity or any related party	4,712	8,997	3,880	6,466
(b) The number of directors of the parent entity whose income from the parent entity or any related party falls within the following bands:

	$
60,000		-	69,999	—	3
80,000		-	89,999	3	3
120,000		-	129,999	1	—
140,000		-	149,999	1	—
150,000		-	159,999	1	—
200,000		-	209,999	1	—
240,000		-	249,999	—	1
420,000		-	429,999	—	1
490,000		-	499,999	1	—
870,000		-	879,999	1
1,510,000		-	1,519,999	—	1
1,620,000		-	1,629,999	1	—
3,840,000		-	3,849,999	—	1

(c)	Details of fees paid or payable to currently serving Non-Executive Directors during the period are set out in the Directors’ Report.

(d)	The consolidated entity provides for retirement benefits for Non-Executive Directors pursuant to special resolutions passed by shareholders at the Annual General Meetings of the parent entity on 8 November 1988 and 8 November 1994. The provision balance is $0.500 million (2002 $1.141 million). The amount charged in the statement of financial performance was $0.110 million (2002 $0.230 million) and the amount paid out was $0.751 million (2002 $ 0.390 million).

(e)	Any amounts paid to superannuation funds on account of Executive Directors are included on a notional basis in the total remuneration of Directors in note (b) above. During the period the Executive Directors were principally part of a defined benefit superannuation scheme and the amounts paid by the consolidated entity to the scheme are not necessarily attributable to the Executive Directors.

The Directors, having regard to the number of persons to whom these particulars would relate and the nature of these particulars, believe the provision of full particulars would be unreasonable for the consolidated entity to disclose.

Notes to the financial statements for the financial year ended 30 June 2003 (continued)

	Consolidated		Parent Entity
	2003	2002	2003	2002
	$’000	$’000	$’000	$’000
35. Remuneration of Directors and Executives (continued)

(f) Total income in respect of the financial year received, or due and receivable, from the parent entity, entities in the consolidated entity or related parties by executive officers of the parent entity and of controlled entities whose income is $100,000 or more (1), (2)	13,379	16,264	13,379	16,264

The number of Australian based executive officers of the parent entity and of controlled entities whose income from the parent entity, entities in the consolidated entity or related parties was at least $100,000 falls within the following bands:

$	Number	Number	Number	Number
100,001 - 110,000	—	1	—	1
150,001 - 160,000	3	1	3	1
190,001 - 200,000	—	1	—	1
200,001 - 210,000	2	2	2	2
210,001 - 220,000	1	1	1	1
230,001 - 240,000	1	—	1	—
240,001 - 250,000	1	1	1	1
250,001 - 260,000	3	—	3	—
260,001 - 270,000	—	1	—	1
270,001 - 280,000	2	—	2	—
280,001 - 290,000	1	3	1	3
300,001 - 310,000	—	1	—	1
310,001 - 320,000	—	1	—	1
340,001 - 350,000	3	—	3	—
360,001 - 370,000	—	2	—	2
370,001 - 380,000	1	1	1	1
400,001 - 410,000	1	1	1	1
430,001 - 440,000	1	1	1	1
440,001 - 450,000	—	2	—	2
450,001 - 460,000	1	1	1	1
460,001 - 470,000	—	2	—	2
480,001 - 490,000	—	1	—	1
490,001 - 500,000	1	—	1	—
510,001 - 520,000	—	1	—	1
520,001 - 530,000	2	—	2	—
530,001 - 540,000	1	1	1	1
580,001 - 590,000	—	1	—	1
590,001 - 600,000	1	—	1	—
630,001 - 640,000	1	—	1	—
700,001 - 710,000	—	1	—	1
730,001 - 740,000	1	—	1	—
790,001 - 800,000	—	1	—	1
870,001 - 880,000	1	—	1	—
940,001 - 950,000	1	—	1	—
1,510,001 - 1,520,000	—	1	—	1
1,620,001 - 1,630,000	1	—	1	—
3,840,001 - 3,850,000	—	1	—	1

	31	31	31	31

Notes to the financial statements for the financial year ended 30 June 2003 (continued)

35. Remuneration of Directors and Executives (continued)

Notes:

1.	Disclosure encompasses the total compensation cost including salary, superannuation, motor vehicle benefits inclusive of fringe benefits taxes and benefits received under service agreements and the value of options (refer 2 below), for executives including the Executive Director , responsible for the strategic direction and management of the Group during the year.

2.	In accordance with guidelines published by ASIC, remuneration includes a proportion of the notional value of options granted to executives in prior years. The notional value of the options is to be progressively recognised as remuneration over the relevant option’s vesting period. The remuneration value of options held is the value of each series of options issued, using the Black Scholes methodology, divided by the number of financial years until each series of options vests.

The value included as total remuneration is not related to nor indicative of any benefit that the executive may ultimately realise should the options be exercisable.

The prior year remuneration figures have not been adjusted for this change.

3.	The remuneration of executives who work wholly or mainly outside Australia is not included in the disclosure.

Notes to the financial statements for the financial year ended 30 June 2003 (continued)

36. Discontinuing Operations

During the year the consolidated entity divested its logistics businesses, its personal wash business, its sunscreens business in the United States and its medical consulting business.

During the year the consolidated entity announced its intention to close its remaining sunscreen businesses within its Consumer Brands segment.

The above transactions are shown as discontinuing within the Logistics, Consumer Brands and Medical Centres segments in Note 25.

Financial Information for the discontinuing businesses is as follows:

	June 2003	June 2002
	$’000	$’000
Financial performance information:

Revenue from ordinary activities	1,173,517	1,302,510
Expenses from ordinary activities	(1,184,394)	(1,225,698)
Net interest expense	(3,137)	(3,303)
Profit on sale of logistics businesses	18,807	—
Loss on sale or closure of personal wash and sunscreens businesses	(14,208)	—
Loss on sale of medical consulting businesses	(1,002)	—
Restructuring expense	—	(7,562)

Profit from ordinary activities before tax	(10,417)	65,947
Tax expense	(3,768)	(25,596)

Net profit after tax	(14,185)	40,351
Outside equity interest	386	278

Net profit after tax and outside equity interest	(14,571)	40,073

Financial position information:

Segment assets	84,254	589,273
Segment liabilities	61,484	139,005

Net assets	22,770	450,268

Cash flow information:

Net cash provided by operating activities	(19,060)	46,720
Net cash provided by/(used in ) investing activities	32,321	(65,172)
Net cash provided by financing activities	—	—

Net increase ( decrease) in cash held	13,261	(18,452)

Notes to the financial statements for the financial year ended 30 June 2003 (continued)

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

The following table includes profit and loss account information prepared in accordance with Australian GAAP but presented in US GAAP format:

	Consolidated
	2003	2002	2001
	$’000	$’000	$’000
Sales revenue	4,478,950	3,699,484	1,885,559

Costs and expenses
Operating expenses	3,570,411	2,365,686	1,057,701
Depreciation and amortisation	190,906	151,221	92,541
Selling, general and administrative expenses	1,276,114	1,118,496	747,165

Total costs and expenses	5,037,431	3,635,403	1,897,407

Operating profit/(loss) before interest and tax	(558,481)	64,081	(11,848)
Other income - disposal of property, plant & equipment	59,476	17,186	—
Other income - disposal of related entities	61,580	—	—
Other income	66,938	63,809	—
Interest income	12,020	31,914	20,376
Interest expense	(41,997)	(48,173)	(60,117)
Equity share of associated entities after tax	510	(49)	(289)
Minority interest in operating (profits)/losses after interest and tax	(3,574)	(3,604)	(3,888)

Operating profit/(loss) from continuing operations after interest and before tax	(403,528)	125,164	(55,766)

Income tax expense	(58,206)	(10,826)	(93,553)

Operating profit/(loss) from continuing operations after tax	(461,734)	114,338	(149,319)

Discontinued Operations
Results from discontinued operations	(13,236)	61,281	54,342
Net gain/(loss) on sale of related entities	18,807	(2,008)	256,538
Total Discontinued Operations	5,571	59,273	310,880

Net profit/(loss) after income tax	(456,163)	173,611	161,561

Notes to the financial statements for the financial year ended 30 June 2003 (continued)

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

For US GAAP purposes goodwill is not amortised. The unamortised balance is reviewed semi-annually and any diminution in value is charged to the Profit and Loss Statement. The recoverability of goodwill is assessed by determining whether the amortisation of the asset balance over its remaining life can be recovered through projected discounted future operating cash flows.

Prior to 30 June 2002, for US GAAP purposes, where the useful life is considered to be 20 years or longer, the econcomic entity has maintained the method of straight line amortisation over 40 years.

Goodwill Reconciliation per A GAAP (‘000)

Balance as at 1 July 2002		1,457,417
Goodwill acquired during year		313,496
Disposals		(17,987)
Fair Value Adjustments		36,703
Goodwill Written Off		(297,610)
Amortisation		(89,311)
Exchange Rate Fluctuation		(1,929)

Balance as at 30 June 2003		1,400,779

	2003	2002	2001
	(‘000)	(‘000)	(‘000)
Net income as reported per US GAAP	(475,683)	194,930	160,326
Amortisation of goodwill	—	19,208	26,694
Amortisation of brandnames	—	2,753	3,412

Adjuted net income	(475,683)	216,891	190,432

Basic EPS (cents)
Reported net income	(59.47)	27.58	40.36
Amortisation of goodwill	—	2.72	6.72
Amortisation of brandnames	—	.39	.86

Adjusted net income	(59.47)	30.69	47.94

Diluted EPS (cents)
Reported net income	(59.47)	27.58	40.3
Amortisation of goodwill	—	2.71	6.71
Amortisation of brandnames	—	0.39	0.86

Adjusted net income	(59.47)	30.68	47.87

.Notes to the financial statements for the financial year ended 30 June 2003 (continued)

37. United States Generally Accepted Accounting Principles (US GAAP) Disclosures (continued)

(c) Brand names and licences

Brand names and licences are not amortised under Australian GAAP. Under US GAAP, brandnames and licenses are not amortised if they are assessed as having an indeterminate life. However, if a useful life can be determined, the asset is amortised over the useful life. Prior to 30 June 2002, US GAAP required all intangible assets to be amortised on a straight line basis over a maximum period of 40 years.

To comply with US GAAP an adjustment has been made to amortise brand names and licences on a straight line basis over 40 years for the period prior to 30 June 2002.

Acquired Intangible Assets (‘000)
	Gross Carrying Amount	Acc Amortisation
Unamortised intangible Assets
Licenses	121,008	—
Amortised Intangibles
Licenses	4,841	922

Total	125,849	922

US GAAP Reconciliation of Intangibles
	A GAAP Carrying Value 2002-03	US GAAP Adjustments	US GAAP Carrying Value 2002-03
Goodwill	1,400,777	177,089	1,577,866
Brandnames	99,345		99,345
Licenses	264,693	(16,078)	248,615

(d) Deferred expenditure recognised as a period expense

The economic entity has capitalised certain expenditure the benefits for which will be received in future periods. Refer to note 1 (o). This expenditure is treated as a period expense under US GAAP.

Notes to the financial statements for the financial year ended 30 June 2003 (continued)

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

Under US GAAP in assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Mayne Group will realize the benefits of these deductible differences, net of the existing valuation allowance, at 30 June 2003. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

Deferred tax reconciliation

The types of temporary differences that give rise to significant portions of the deferred tax liabilities and deferred tax assets are comprised of the following at 30 June 2003 and 30 June 2002:

	Consolidated
	2003	2002
	$’000	$’000
Gross deferred tax liability:
Property, plant and equipment	—	35,875
Capital gains	11,386	12,416
Accrued income	62,212	11,339
Other, net	1,003	11,564

	74,601	71,194

Gross deferred tax assets:
Net operating and capital loss carry forwards (1)	182,172	65,836
Property, plant and equipment	12,364	—
Self insurance provisions	269	—
Employee benefit provisions	45,789	59,972
Provision for asset write downs and contractual arrangements	55,855	36,972
Unrealised foreign exchange (gains)/losses	4,064	—
Restructuring provisions	8,883	23,618
Interest	17,688	—
Other, net	37,211	56,492

Gross deferred tax assets	364,295	242,890

Valuation allowance (3)	(132,727)	(10,750)

Net deferred tax assets	231,568	232,140

(1)	The net operating and capital loss carry forwards of $49.45 million (June 2002 $55.01 million) are available indefinitely.
(2)	Certain items have been reclassified/offset in comparison with the deferred tax asset/deferred tax liability disclosed in the Australian full form financial statements
(3)	The valuation allowance for deferred tax assets as of 30 June 2003 was $132.75 million The net change in the valuation allowance for the year ended 30 June 2003 was an increase of $121.97 million.

Notes to the financial statements for the financial year ended 30 June 2003 (continued)

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

(h) Segment reporting (continued)

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

Notes to the financial statements for the financial year ended 30 June 2003 (continued)

37. United States Generally Accepted Accounting Principles (US GAAP) Disclosures (continued)

(j) Pension plans

The economic entity is party to one defined benefit pension plans in Australia. The three Canadian funds were divested during 2002.

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

In addition to the pension plans referred to above, the economic entity also contributes to union sponsored/industry (multi-employer) defined contribution accumulation plans and has an ongoing commitment to do so under various union awards and/or workplace agreements. The amount contributed to such plans, and charged to expense, for the year ended 30 June 2003 was approximately $78.9 million (2002 $66.8 million and 2001 $57.8 million).

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

Notes to the financial statements for the financial year ended 30 June 2003 (continued)

37. United States Generally Accepted Accounting Principles (US GAAP) Disclosures (continued)

(j) Pension plans (continued)

Net periodic pension cost for 30 June 2003, 30 June 2002 and 30 June 2001 included the following components:

	Year ended 30 June 2003
	Australian plan	Canadian plans	United Kingdom plan	Totals
	$’000	$’000	$’000	$’000
Service cost-benefits earned during the period	20,870	404	—	21,274
Interest cost on projected benefit obligation	9,007	340	—	9,347
Expected return on plan assets	(9,585)	(323)	—	(9,908)
Net amortisation and deferred cost	193	(175)	—	18
SFAS 88 income	6,205	—	—	6,205

	26,690	246	—	26,936

Assumptions used in the accounting were:

Discount rate	5.00%	7.00%	—
Rate of increase in future salary levels	3.50%	4.50%	—
Expected long-term rate of return on assets	7.00%	7.00%	—
Rate of increase to pensions in payment	n/a	2.10%	—

	Year ended 30 June 2002
	Australian plan	Canadian plans	United Kingdom plan	Totals
	$’000	$’000	$’000	$’000
Service cost-benefits earned during the period	11,163	760	—	11,923
Interest cost on projected benefit obligation	3,421	574	—	3,995
Expected return on plan assets	(4,395)	(753)	—	(5,148)
Net amortisation and deferred cost	(1,140)	(502)	—	(1,642)
SFAS 88 income	—	—	—	—

	9,049	79	—	9,128

Assumptions used in the accounting were:

Discount rate	6.00%	7.00%	—
Rate of increase in future salary levels	4.00%	4.50%	—
Expected long-term rate of return on assets	7.50%	7.00%	—
Rate of increase to pensions in payment	n/a	2.10%	—

	Year ended 30 June 2001
	Australian plan	Canadian plans	United Kingdom plan	Totals
	$’000	$’000	$’000	$’000
Service cost-benefits earned during the period	9,036	1,342	2,246	12,624
Interest cost on projected benefit obligation	4,027	929	4,249	9,205
Expected return on plan assets	(5,995)	(1,306)	(4,921)	(12,222)
Net amortisation and deferred cost	(1,649)	(449)	(283)	(2,381)
SFAS 88 income	(3,906)	—	597	(3,309)

	1,513	516	1,888	3,917

Assumptions used in the accounting were:

Discount rate	6.00%	7.00%	6.50%
Rate of increase in future salary levels	4.00%	4.50%	5.00%
Expected long-term rate of return on assets	7.50%	7.00%	8.00%
Rate of increase to pensions in payment	n/a	2.10%	2.75%

The US GAAP adjustment to period income to recognise the net periodic pension cost is as follows:

	2003	2002	2001
	$’000	$’000	$’000
Pension expense recognised in Australian GAAP financial statements - note 34	15,264	8,068	2,203
Pension expense recognised under SFAS 87	26,936	9,128	3,917

Adjustment for US GAAP	11,672	1,060	1,714

Notes to the financial statements for the financial year ended 30 June 2003 (continued)

37. United States Generally Accepted Accounting Principles (US GAAP) Disclosures (continued)

(j) Pension plans (continued)

The following tables set forth reconciliations of the change in projected benefit obligation, change in plan assets and the funded status of the plans for the periods ended 30 June 2003 and 30 June 2002 under US GAAP:

	Year ended 30 June 2003
	Australian plan	Canadian plans	United Kingdom plan	Totals
	$’000	$’000	$’000	$’000
Change in projected benefit obligation

Projected benefit obligation at the beginning of the period	63,688	8,615	—	72,303
Service cost	20,870	404	—	21,274
Interest cost	9,007	340	—	9,347
Employee contributions	1,100	—	—	1,100
Amounts received from other funds	93,361	—	—	93,361
Actuarial (gains)/losses	(11,218)	(1,656)	—	(12,874)
Benefits paid	(38,697)	(359)	—	(39,056)
Plan expenses	(3,011)	—	—	(3,011)
Tax paid	(2,644)	—	—	(2,644)
Amounts transferred to other funds	—	—	—	—
Plan amendments	—	—	—	—
Effect of divestitures	—	(7,195)	—	(7,195)
Effect of settlements	(21,668)	—	—	(21,668)
Foreign currency exchange rates	—	(149)	—	(149)

Projected benefit obligation at the end of the period	110,788	—	—	110,788

Change in plan assets

Value of plan assets at the beginning of the period	62,968	8,346	—	71,314
Actual employer contributions	20,887	79	—	20,966
Actual return on plan assets	(3,464)	(540)	—	(4,004)
Employee contributions	1,100	—	—	1,100
amount received from other funds	93,361	—	—	93,361
Benefits paid	(38,697)	(359)	—	(39,056)
Plan expenses	(3,011)	—	—	(3,011)
Tax paid	(2,644)	—	—	(2,644)
Amounts transferred to other funds	—	—	—	—
Effect of divestitures	—	(6,338)	—	(6,338)
Effect of settlements	(21,670)	—	—	(21,670)
Adjustments	(1,030)	(773)	—	(1,803)
Foreign currency exchange rates	—	(415)	—	(415)

Value of plan assets at the end of the period	107,800	—	—	107,800

Reconciliation of funded status

Excess/(deficiency) of plan assets compared to projected benefit obligation	(2,988)	—	—	(2,988)
Unrecognised net (gain)/loss	2,144	(3,649)	—	(1,505)
Unrecognised prior service cost	—	281	—	281
Unrecognised net (asset) existing at adoption of SFAS 87	(283)	(160)	—	(443)
Effect of divestitures	—	3,528	—	3,528

Prepaid/(accrued) pension cost	(1,127)	—	—	(1,127)

Note:

Plan assets include a mixed portfolio of investments, including fixed interest securities, Australian and overseas listed securities and real estate investments.

Notes to the financial statements for the financial year ended 30 June 2003 (continued)

37. United States Generally Accepted Accounting Principles (US GAAP) Disclosures (continued)

(j) Pension plans (continued)

	Year ended 30 June 2002
	Australian plan	Canadian plans	United Kingdom plan	Totals
	$’000	$’000	$’000	$’000
Change in projected benefit obligation

Projected benefit obligation at the beginning of the period	49,326	15,703	—	65,029
Service cost	11,163	760	—	11,923
Interest cost	3,421	574	—	3,995
Employee contributions	2,412	—	—	2,412
Amounts received from other funds	4,263	—	—	4,263
Actuarial (gains)/losses	10,261	(171)	—	10,090
Benefits paid	(15,326)	(709)	—	(16,035)
Plan expenses	(1,114)	—	—	(1,114)
Tax paid	(718)	—	—	(718)
Amounts transferred to other funds	—	(6,312)	—	(6,312)
Plan amendments	—	—	—	—
Effect of divestitures	—	—	—	—
Effect of settlements	—	—	—	—
Foreign currency exchange rates	—	(1,229)	—	(1,229)

Projected benefit obligation at the end of the period	63,688	8,616	—	72,304

Change in plan assets

Value of plan assets at the beginning of the period	61,294	19,232	—	80,526
Actual employer contributions	13,043	(504)	—	12,539
Actual return on plan assets	(166)	(1,423)	—	(1,589)
Employee contributions	2,412	—	—	2,412
Amounts received from other funds	4,263	—	—	4,263
Benefits paid	(15,326)	(709)	—	(16,035)
Plan expenses	(1,114)	—	—	(1,114)
Tax paid	(718)	—	—	(718)
Amounts transferred to other funds	—	(6,842)	—	(6,842)
Effect of divestitures	—	—	—	—
Effect of settlements	—	—	—	—
Adjustments	(720)	—	—	—
Foreign currency exchange rates	—	(1,408)	—	(1,408)

Value of plan assets at the end of the period	62,968	8,346	—	71,314

Reconciliation of funded status

Excess/(deficiency) of plan assets compared to projected benefit obligation	(720)	(122)	—	(990)
Unrecognised net (gain)/loss	7,847	(3,160)	—	4,687
Unrecognised prior service cost	—	326	—	326
Unrecognised net (asset) existing at adoption of SFAS 87	(2,450)	(241)	—	(2,691)

Prepaid/(accrued) pension cost	4,677	(3,197)	—	1,332

Note:

Plan assets include a mixed portfolio of investments, including fixed interest securities, Australian and overseas listed securities and real estate investments.

Notes to the financial statements for the financial year ended 30 June 2003 (continued)

37. United States Generally Accepted Accounting Principles (US GAAP) Disclosures (continued)

(k) Cash Flow Reconciliation

Under Australian GAAP cash flows are reconciled to cash and deposits net of bank overdrafts.

For US GAAP bank overdrafts are not included in the reconciliation of cash and movements in bank overdraft are reclassified as movements in borrowings.

Cash Flows under US GAAP are reconciled as follows:

	2003	2002	2001
	$’000	$’000	$’000
Cash at the beginning of the financial year per Australian GAAP	425,411	580,901	109,761
Add back bank overdrafts	323	197	71

Cash at the beginning of the financial year per US GAAP	425,734	581,098	109,971
Increase/(decrease) in cash held	(157,781)	(147,036)	460,140
Add back movement in bank overdrafts	(323)	126	(13)
Foreign exchange movements	(12,438)	(8,454)	11,000

Cash at the end of the financial year per US GAAP	255,192	425,734	581,098

In addition, under Australian GAAP, realised foreign exchange gains are included as part of cash flows from financing activities. Under US GAAP, such gains would be included as part of cash flows from operating activities. Accordingly, under US GAAP, realised foreign exchange gains/(losses) of ($27.1)million, $(60.0) million, and $16.1 million in 2003, 2002 and 2001 respectively would be reclassified from net financing cash flows to net operating cash flows.

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

Notes to the financial statements for the financial year ended 30 June 2003 (continued)

37. United States Generally Accepted Accounting Principles (US GAAP) Disclosures (continued)

(m) Stock compensation

At 30 June 2003 the economic entity has in place an executive share option scheme and an employee share acquisition plan as described in note 20. Details of the status of options outstanding for each of the years 2000-2001through 2002-2003 are set out below.

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

Executive options

The following table summarises information about share options outstanding at 30 June 2003:

	Options outstanding			Options exercisable
Range of exercise prices	Number outstanding at 30 June 2003	Weighted average remaining contractual life (years)	Weighted average exercise prices	Number exercisable at 30 June 2003	Weighted average exercise prices
$5.24	756,000	0.66	$5.24	756,000	$5.24
$4.50	20,000	0.76	$4.50	20,000	$4.50
$3.37	935,000	1.60	$3.37	—	—
$3.76	250,000	1.88	$3.76	—	—
$3.71	155,000	1.92	$3.71	—	—
$3.78	200,000	1.95	$3.78	—	—
$3.98	100,000	2.08	$3.98	—	—
$4.14	30,000	2.17	$4.14	—	—
$4.25	100,000	2.11	$4.25	—	—
$4.48	330,000	2.13	$4.48	—	—
$5.30	50,000	2.38	$5.30	—	—
$6.45	100,000	3.00	$6.45	—	—
$6.23	90,000	2.65	$6.23	—	—
$6.27	75,000	2.99	$6.27	—	—
$7.45	200,000	3.15	$7.45	—	—
$7.45	60,000	3.17	$7.45	—	—
$7.11	100,000	3.13	$7.11	—	—
$7.01	200,000	3.22	$7.01	—	—
$7.23	100,000	3.25	$7.23	—	—
$6.88	100,000	3.34	$6.88	—	—
$6.88	100,000	4.34	$6.88	—	—
$5.16	40,000	3.59	$5.16	—	—
$5.07	50,000	3.61	$5.07	—	—
$5.09	50,000	3.63	$5.09	—	—
$3.97	100,000	3.66	$3.97	—	—
$3.86	150,000	3.70	$3.86	—	—
$3.93	240,000	3.75	$3.93	—	—
$4.07	100,000	3.82	$4.07	—	—
$4.18	74,000	4	$4.18	—	—
$3.51	60,000	4	$3.51	—	—

$3.37 - 7.45	4,915,000	2.31	$4.79	776,000	$5.22

The fair value of each share option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

The intrinsic value of each option at the date of issue was nil.

	2003	2002	2001
Weighted average risk free interest rates	5.42%	5.19%	6.10%
Dividend yield	3.10%	2.20%	2.40%
Expected lives	4.0 years	2.8 years	3.5 years
Volatility	33.00%	33.00%	33.00%

Notes to the financial statements for the financial year ended 30 June 2003 (continued)

37. United States Generally Accepted Accounting Principles (US GAAP) Disclosures (continued)

(m) Stock compensation (continued)

A summary of the status of the Company’s executive share option plan for fiscal 2003, 2002 and 2001 and the changes during those years is as follows:

	2003		2002		2001
	Options	Weighted average exercise prices	Options	Weighted average exercise prices	Options	Weighted average exercise prices
Outstanding at beginning of year	6,024,000	$4.99	6,494,000	$4.83	11,543,000	$5.02
Granted	134,000	$3.88	1,975,000	$5.93	1,275,000	$4.09
Exercised	(6,000)	$3.37	(1,841,000)	$5.24	(2,705,000)	$4.80
Forfeited	(1,237,000)	$5.67	(604,000)	$5.02	(3,619,000)	$4.92

Outstanding at end of year	4,915,000	$4.79	6,024,000	$4.99	6,494,000	$4.83

Options exercisable at year end	776,000	$5.22	859,000	$5.85	713,000	$5.88
Weighted average fair value of options granted during the year		$1.07		$1.77		$1.27

Notes to the financial statements for the financial year ended 30 June 2003 (continued)

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

At 30 June 2003 1,381,364 shares were outstanding under the plan.

In June 2000 the parent entity issued shares to certain executives at market price financed by limited recourse interest free loans.

Both of the above share plans are considered variable plans under APB 25. The stock compensation income calculated under APB25 was $58,000.

On 1 November 2001, 1,800,022 shares were issued to 13,534 employees under ESAP 2. The plan is considered a fixed plan under APB 25 and compensation expense has been recognised for amortisation of the difference between the issue price and the market price.

Had the compensation cost for the economic entity’s stock compensation plans been determined in accordance with SFAS 123, the stock compensation cost would have been an expense of $7.61m the economic entity’s net income/(loss) and earnings per share in Australian cents would have been reduced to the pro forma amounts indicated below:

		2003	2002	2001
		$’000	$’000	$’000
Net Income/(loss)	As reported	(475,567)	194,930	160,326
	APB 25 adjustment	(58)	(5,269)	11,060
	SFAS 123 Adjustment	(7,610)	(8,373)	(6,270)

	Pro forma	(483,235)	181,288	165,116

Basic earnings per share	As reported	(59.5)	27.6	40.4c
	Pro forma	(60.4)	25.7	41.6

Diluted earnings per share	As reported	(59.5)	27.5	40.3c
	Pro forma	(60.4)	25.6	41.5

(n) Accounting for derivative instruments and hedging activities

In June 1998, the Financial Accounting Standards Board (FASB) issued, then subsequently amended, Statement of Financial Accounting Standards No. 133 Accounting for Derivative Instruments and Hedging Activities (SFAS 133).SFAS 133 is effective for all financial years beginning after 15 June 2000 (July 3, 2000 for the Company). SFAS 133 requires that all derivative instruments be recorded on the balance sheet at their fair values and changes in fair value are recognised immediately in earnings, unless the derivatives qualify as cash-flow hedges. For fair-value hedge transactions in which the Company is hedging changes in an asset’s, liability’s, or firm commitment’s fair value, changes in the fair value of the derivative instrument will generally be offset in the income statement by changes in the hedged item’s fair value. For cash-flow hedge transactions, in which the Company is hedging the variability of cash flows related to a variable-rate asset, liability or a forecasted transaction, changes in the fair value of the derivative instrument will be reported in other comprehensive income. The gains and losses on the derivative instrument that are reported in other comprehensive income will be reclassified as earnings in the periods in which earnings are impacted by the variability of the cash flows of the hedged item. The ineffective portion of all hedges will be recognised in current period earnings.

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

Notes to the financial statements for the financial year ended 30 June 2003 (continued)

37. United States Generally Accepted Accounting Principles (US GAAP) Disclosures (continued)

(n) Accounting for derivative instruments and hedging activities (continued)

On adoption of SFAS 133 beginning July 3, 2000, the Company’s financial statements were adjusted to record a cumulative effect of adopting this accounting change as follows:

	Earnings	Shareholders’ Equity (OCI)
	A$’000	A$’000
Adjustment to fair value of derivatives	(112)	(36)

Total	(112)	(36)

A reconciliation of current period changes, net of applicable income taxes, in the separate components of shareholders’ equity follows:

	Earnings	OCI	Equity
Balance as at 30 June 2002	1,425	(818)	607
Current period increase/(decline) in fair value - net	(2,163)	(784)	(2,947)
Reclassifications to earnings - net	(328)	328	—

Balance as at 30 June 2003	(1,066)	(1,274)	(2,340)

Additional disclosures required by SFAS 133 are provided in the following paragraphs.

Hedges of Future Cash Flows

The ineffective portion of changes in fair values of hedge positions, reported in current period earnings, amounted to nil, net of income taxes. There were no amounts excluded from the measure of effectiveness. The amount to be reclassified from equity to earnings in the next 12 months is unable to be determined in advance as market conditions at the time will impact the amounts. Based on fair values of the cash flow hedge positions at 30 June 2003, $1.3 million net of taxes, will be reclassified during the next financial year.

Hedges of Recognized Assets, Liabilities and Firm Commitments

The ineffective portion of changes in fair values of hedged positions, reported in current period earnings, amounted to $1.6 million, net of income taxes. The amount is included in adjustment (n) in the reconciliation of profit calculated in accordance with US GAAP. There were no amounts excluded from the measure of effectiveness.

Hedges of Net Investments in Foreign Operations

The ineffective portion of changes in fair values of hedged positions, reported in current period earnings, amounted to $nil net of income taxes. The amount is included in adjustment (n) in the reconciliation of profit calculated in accordance with US GAAP. There were no amounts excluded from the measure of effectiveness.

Derivatives not designated as hedges

Derivatives not designated as hedges primarily consist of interest rate swaps which, while effective as hedges from an economic perspective, do not qualify for hedge accounting under SFAS 133.

Notes to the financial statements for the financial year ended 30 June 2003 (continued)

37. United States Generally Accepted Accounting Principles (US GAAP) Disclosures (continued)

(o) Operating lease commitments

Operating lease commitments disclosed in accordance with the requirements of SFAS 13:

	2003	2002
	$’000	$’000
Property
Within 1 year	59,010	81,297
Later than 1 and less than 2 years	40,706	66,979
Later than 2 and less than 3 years	36,542	55,165
Later than 3 and less than 4 years	29,862	44,351
Later than 4 and less than 5 years	25,431	35,460
Later than 5 years	114,866	211,043

	306,417	494,295

Plant and equipment
Within 1 year	15,495	29,131
Later than 1 and less than 2 years	11,891	20,315
Later than 2 and less than 3 years	7,340	12,969
Later than 3 and less than 4 years	4,705	6,934
Later than 4 and less than 5 years	1,692	4,867
Later than 5 years	2,720	7,682

	43,843	81,898

Total operating lease commitments	350,260	576,193

Notes to the financial statements for the financial year ended 30 June 2003 (continued)

37. United States Generally Accepted Accounting Principles (US GAAP) Disclosures (continued)

(p) Statement of comprehensive income

SFAS 130, “Reporting Comprehensive Income” establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) for each period presented. Comprehensive income for the periods ended 30 June 2003, 30 June 2002 and 30 June 2001 and accumulated other comprehensive income as at 30 June 2003, 30 June 2002 and 30 June 2001 are included in the US GAAP reconciliation set out on page 93.

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

(r) Impairment

In the current year impairment provisions were recognised under Australian GAAP in relation to the carrying value of certain assets.

Due to differences in the carrying value of goodwill under US GAAP when compared to Australian GAAP, an additional impairment charge of $37.7 million was recognised under US GAAP.

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

Prior to 1 July 2002 the goodwill was amortised over its useful life for US GAAP purposes. Post 1 July 2002 the goodwill is no longer amortised, however is tested for impairment. During the year the Logistics business was divested and the amortisation of goodwill recognised in the prior years has been adjusted against the disposal of Logistics businesses in the reconciliation.

(u) Provisions for onerous contracts

During the period the economic entity has released provisions for onerous contracts in accordance with Australian GAAP which did not meet the criteria for initial recognition as a liability under US GAAP. Additionally, the hospitals for which the provision for onerous contracts are held were written down to their realisable value or sold, and therefore the adjustment for the provision for onerous contracts is no longer necessary.

(v) Provisions for restructuring

During 2001 the economic entity has recognised provisions for restructuring in accordance with Australian GAAP which do not meet the criteria for recognition under US GAAP. These restructuring provisions have largely been utilised as at 30 June 2003, and no adjustment will be required going forward.

Notes to the financial statements for the financial year ended 30 June 2003 (continued)

(w) Business combinations

The SEC’s interpretation of SFAS 141 and EITF 99-12 requires that the value of the shares issued as consideration for Faulding be determined based on the market price on the date the offer became non-hostile. No discounting can be applied in consideration of factors such as the volume of shares issued, market liquidity and other factors relevant to the fair value of the shares issued.

Material business combination in the prior year of acquisition

On 2 October 2001, Mayne Group Limited acquired 100% of the issued share capital of FH Faulding & Co Ltd (“Faulding”). The results of Faulding’s operations have been included in the consolidated financial statements since that date. Faulding is a manufacturer and distributor of pharmaceutical products, globally. As a result of the acquisition, Mayne Group Limited became Australia’s leading healthcare service provider and also the leading Australian logistics business servicing the health sector.

The aggregate purchase price was A$2,354,914,796, including A$243,142,238 of cash and 360,986,762 shares issued at a market price of $5.85. The value of the shares was determined by way of reference to the market price at the date of announcing the offer. This differs to the treatment required under US GAAP, refer to note (o) in the reconciliation of assets and equity.

The following table summarises the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

Fair Value of Faulding’s Net Assets Acquired (A$ ‘000)
Current assets	997,624
Property plant and equipment	351,195
Intangible assets	127,916
Other non current assets	747,863
Goodwill	1,019,936

Total assets acquired	3,244,534

Current liabilities	-367,482
Long-term debt	-522,137

Total liabilities assumed	-889,619

Net asset acquired	2,354,915

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

Notes to the financial statements for the financial year ended 30 June 2003 (continued)

(w) Business combinations (continued)

Acquisition of diagnostic imaging assets

- On 8th February 2003 it was announced that Mayne acquired 10 radiology sites from Pacific Healthcare for an enterprise value of $43.0 million.

- On 21st May 2003 it was announced that Mayne acquired Queensland Diagnostic Imaging for an enterprise value of $90.7 million.

Acquisition of Queensland Medical Laboratory (“QML”)

- On 26 June 2002 it was announced that Mayne would acquire QML for an enterprise value of A$260.3 million.

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

The individually immaterial business combinations relating to diagnostic imaging assets and medical centres noted above are in the year of acquisition material in aggregate:

In the financial year ended 30 June 2002, Mayne Group Limited acquired the following diagnostic imaging and medical centres for a total consideration of A$13,050,000, which was paid primarily in cash:

- Melbourne Ultrasound for Women

- 7 Medical Centres

The operations of each of these businesses are based in Australia.

Goodwill recognised in these transactions amounted to A$322,088,000, and that amount is not deductible for tax purposes. Goodwill was assigned to the Diagnostic Imaging, Pathology, and Medical Centres segments in the amounts of A$125,707,820, A$186,822,378, and A$9,557,810 respectively.

(x) Recent changes in US GAAP

In June 2001, the FASB issued Statement No. 141, Business Combinations, and Statement No. 142, Goodwill and intangible Assets. Statement 141 requires that the purchase method of accounting be used for all business combinations completed after 30 June 2001 and also specifies the types of acquired intangible assets that are required to be recognised and reported separately from goodwill and those acquired intangible assets that are required to be included in goodwill. Statement 142 requires that goodwill no longer be amortised, but instead is tested for impairment at least annually. Statement 142 also requires recognised intangible assets to be amortised over their respective estimated useful lives and reviewed for impairment in accordance with Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

Notes to the financial statements for the financial year ended 30 June 2003 (continued)

37. United States Generally Accepted Accounting Principles (US GAAP) Disclosures (continued)

(x) Recent changes in US GAAP (continued)

Any recognised intangible asset determined to have an indefinite useful life is not to be amortised, but instead tested for impairment in accordance with Statement 142 until its life is determined no longer to be indefinite.

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

During the current financial year, goodwill with a cost of $ 1,510 million was not amortised for US purposes.

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

(x) Recent changes in US GAAP

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

In July 2002 the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS No. 146 is based on the general principle that a liability for a cost associated with an exit or disposal activity should be recorded when it is incurred and initially measured at fair value. SFAS No. 146 applies to costs associated with (1) an exit activity that does not involve an entity newly acquired in a business combination, or (2) a disposal activity within the scope of SFAS No. 144. These costs include certain termination benefits, costs to terminate a contract that is not a capital lease, and other associated costs to consolidate facilities or relocate employees. The adoption of FAS 146 has not had a significant impact on the economic entity’s financial report.

Notes to the financial statements for the financial year ended 30 June 2003 (continued)

37. United States Generally Accepted Accounting Principles (US GAAP) Disclosures (continued)

(x) Recent changes in US GAAP (continued)

In May 2000, the Emerging Issues Task Force, or EITF, of the FASB reached a consensus on Issue 00-14 “Accounting for Certain Sales Incentives.” This issue addresses recognition and statement of financial performance classification of certain sales incentives. In April 2001, the EITF reached a consensus on Issue 00-25, “Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor’s Products.” This issue addresses when consideration from a vendor is either (1) an adjustment of the selling prices of the vendor’s products to the retailer and, therefore, should be deducted from revenue when recognized in the vendor’s statement of financial performance, or (2) a cost incurred by the vendor for assets or services provided by the retailer to the vendor and, therefore, should be included as a cost or an expense when recognized in the vendor’s statement of financial performance.

These issues were subsequently codified in EITF Issue 01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products).”

In October 2002, the FASB issued Statement No. 147, “Acquisitions of Certain Financial Institutions.” We do not expect the adoption of Statement No. 147 to have a material impact on the Group’s consolidated results or financial position under U.S. GAAP.

In December 2002, the FASB issued Statement No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of Statement No. 123.” This Statement amends Statement No. 123, “Accounting for Stock Based Compensation,” to provide alternative methods of voluntarily transitioning to the fair value-based method of accounting for stock-based employee compensation. Statement No. 148 also amends the disclosure requirements of Statement No. 123 to require more prominent disclosure of the method used to account for stock-based employee compensation and the effect of the method on reported results in both annual and interim financial statements. The disclosure provisions are effective for us beginning with our Fiscal 2003 Filing. We have not yet completed our final evaluation of the options presented by Statement No. 148. However, within this fiscal year, we expect to reach a determination of whether and, if so, when to change our existing accounting for stock-based compensation to the fair value method in accordance with the transition alternatives of Statement No. 148.

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others.” This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued.

(x) Recent changes in US GAAP

This Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of this Interpretation are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on the Group’s financial statements. The Group has disclosed its guarantee obligations in Item 5 of the 20-F.

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities.” This Interpretation requires the consolidation of entities that cannot finance their activities without the support of other parties and that lack certain characteristics of a controlling interest, such as the ability to make decisions about the entity’s activities via voting rights or similar rights. This Interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. For companies with a variable interest in a variable interest entity created before February 1, 2003, this Interpretation applies to the Group no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003. The application of this Interpretation is not expected to have a material effect on the Group’s financial statements. This Interpretation requires certain disclosures in financial statements issued after January 31, 2003 if it is reasonably possible that the Group will consolidate or disclose information about variable interest entities when the Interpretation becomes effective. The Group is in the process of evaluating the impact of this Interpretation.

Notes to the financial statements for the financial year ended 30 June 2003 (continued)

37. United States Generally Accepted Accounting Principles (US GAAP) Disclosures (continued)

(x) Recent changes in US GAAP (continued)

In April 2003, the FASB issued Statement No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities.” This Statement requires contracts with comparable characteristics be accounted for similarly. In particular, this Statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in Statement No. 133. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. Statement No. 149 amends certain other existing pronouncements. This Statement is effective for contracts entered into or modified after June 30, 2003, except for hedging relationship designated after June 30, 2003. The provisions of this Statement that relate to Statement 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates. In addition, certain provisions relating to forward purchases or sales of when-issued securities or other securities that do not yet exist, should be applied to existing contracts as well as new contracts entered into after June 30, 2003. There is no impact for the reported fiscal year and will be addressed in the next reporting period.

In May 2003, the FASB issued Statement No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.” This statement requires issuers to classify as liabilities (or assets in some circumstances) three classes of freestanding financial instruments (presently classified as equity) that embody obligation for the issuer. Generally, this statement is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. There is no impact for the reported fiscal year and will be addressed in the next reporting period.

In November 2002, the EITF reached a consensus on Issue 02-16 “Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor.” This Issue provides guidance on how a customer, including a reseller, should characterize consideration received from a vendor (Issue 1) and when the customer should recognise that consideration in the income statement (Issue 2). The consensus on Issue 1 should be applied to fiscal periods beginning after December 15, 2002. The consensus on Issue 2 is effective for arrangements entered into after November 21, 2002. As the guidance is applicable to customers, including resellers, that sell goods or services to a vendor (that is, resellers and vendors that sell goods or services to each other) and end-users that receive cash consideration from a vendor, the adoption of the consensus on Issue 2 did not have any impact on the Group’s financial position or net profit.

(x) Recent changes in US GAAP

Likewise, we do not expect that the adoption of Issue 1 will have an impact on the Group’s financial position or net profit.

(y) Disposal of Logistics Businesses

Effective 3rd February 2003, Mayne disposed of its Logistics Businesses. Please refer to Note 36 for the results of the discontinuing operations for the period of operation.

Under US GAAP the carrying value of certain assets and liabilities differ from Australian GAAP, consequently, the gain on disposal of Logistics is different between US and Australian GAAP.

(z) Fair value adjustments

Under US GAAP, adjustments against the fair value of assets acquired are only permitted within 12 months of acquisition date. For Australian GAAP, certain fair value adjustments have occurred past 12 months from acquisition and have been reversed.

(aa) Employee Entitlements

During the year ended 30 June 2003, there was a change in the methodology for accounting for employee entitlements under Australian GAAP. This adjustment was made against equity for Australian GAAP. This adjustment has been reversed in preparing the equity reconciliation for US GAAP purposes.

Notes to the financial statements for the financial year ended 30 June 2003 (continued)

37. United States Generally Accepted Accounting Principles (US GAAP) Disclosures (continued)

			2003	2002	2001
	Note		$’000	$’000	$’000
Reconciliation to US GAAP

Consolidated Profit and Loss Statements
Net profit/(loss) reported using Australian GAAP			(456,163)	173,611	161,562
Add back / (deduct) from the net profit / (loss):
Adjustments due to revaluation of assets	(a	)	—	(8,030)	6,368

Depreciation charged on difference between revalued amount and historical cost of buildings	(a	)	832	347	66

Adjustments for amortisation of goodwill	(b	)	89,311	47,704	(9,598)

Amortisation of brand names and licences	(c	)	—	(2,753)	9,665

Deferred expenditure recognised as a period expense	(d	)	—	1,144	1,348

Accrued pension cost, including effect of settlement and curtailment gains	(j	)	(5,467)	(1,060)	(1,714)

Stock compensation	(m	)	58	5,269	(11,060)

Adjustments due to the application of SFAS 133	(n	)	(3,554)	(1,113)	3,148

Impairment of assets	(r	)	(37,770)	(3,475)	(3,063)

Net adjustment on deferral of securitised income stream and reinstatement of related asset	(s	)	282	282	282

Adjustment on exchange of assets for a controlling equity interest	(t	)	—	(1,128)	(1,128)

Provisions	(u	)	1,182	(10,745)	(7,337)

Restructuring	(v	)	(258)	(16,270)	13,736

Disposal of Logistics Businesses	(y	)	(30,321)	—	—

Fair value adjustments	(z	)	(36,703)	—	—

Tax effect of above adjustments, net			3,004	11,147	(1,949)

Net income/(loss) according to US GAAP			(475,567)	194,930	160,326

Other comprehensive income, net of taxes:
Foreign currency translation reserve			(27,611)	16,478	(8,152)
Adjustments due to the application of SFAS 133	(n	)	(456)	(296)	(521)
Adjustments due to the application of SFAS 87	(j	)	1,986	(3,719)	—

Comprehensive income/(loss) according to US GAAP	(p	)	(501,648)	207,393	151,653

Accumulated other comprehensive income balances:
Foreign currency translation reserve			(43,359)	(15,748)	(32,226)
Adjustments due to the application of SFAS 133	(n	)	(1,274)	(818)	(521)
Adjustments due to the application of SFAS 87	(j	)	(1,733)	(3,719)	—

Total accumulated other comprehensive income	(p	)	(46,366)	(20,285)	(32,747)

Income tax expense allocated to foreign currency translation adjustments was $4.399 million, $14.373 million and $7.416 million in 2002, 2001 and 2000 respectively.
Basic and diluted earnings per share according to US GAAP (Australian cents):
Basic earnings per ordinary share:
Continuing operations income			(457,485)	137,119	(148,823)
Continuing operations earnings per ordinary share			(57.2)	19.4	(37.5)

Discontinuing Operations income			(18,082)	57,811	309,149
Discontinuing operations earnings per ordinary share			(2.3)	8.2	77.8

Total earnings per share			(59.5)	27.6	40.4
Number of shares used in calculation (1)			799,835,032	706,627,202	397,146,527

Diluted earnings per ordinary share:

Continuing operations income			(457,485)	137,119	(148,823)
Continuing operations diluted earnings per ordinary share			(57.2)	19.4	(37.4)

Discontinuing Operations income			(18,082)	57,811	309,149
Discontinuing operations diluted earnings per ordinary share			(2.3)	8.2	77.7

Total earnings per share			(59.5)	27.5	40.3
Number of shares used in calculation (2)			799,835,032	707,862,121	397,908,635

(1)	Based on weighted average shares outstanding
(2)	Based on weighted average shares outstanding, adjusted for options calculated under the Treasury Stock Method (being the only reconciling item when compared to (1) )

Notes to the financial statements for the financial year ended 30 June 2003 (continued)

37. United States Generally Accepted Accounting Principles (US GAAP) Disclosures (continued)

	Note	2003	2002
		$’000	$’000
Reconciliation to US GAAP (continued)
Consolidated Balance Sheets
Total Assets reported using Australian GAAP		4,658,555	5,391,235
Add back / (deduct) from total assets:
Revaluation surplus of land and buildings	(a)	(30,669)	(30,786)
Adjustment for provision for depreciation on buildings revalued	(a)	2,674	1,842
Amortisation of brand names and licences	(c)	(16,078)	(16,063)
Adjustments due to the application of SFAS 133	(n)	65,220	42,097
Adjustment for amortisation of goodwill	(b)	177,089	198,643
Deferred expenditure recognised as a period expense	(d)	(2,792)	(4,305)
Loan to employees and executives offset to equity	(q)	(5,729)	(13,907)
Impairment of assets	(r)	—	(11,405)
Net adjustment on deferral of securitised income stream and reinstatement of related asset	(s)	69,240	74,016
Goodwill arising from gain recognised on exchange of assets for a controlling equity interest	(t)	—	19,088
Provisions recognised in goodwill	(u)	—	(21,148)
Restructuring	(v)	(1,868)	(1,946)

Total Assets according to US GAAP		4,915,642	5,627,361

Shareholders’ Equity at Year End
Shareholders’ Equity reported using Australian GAAP		2,987,792	3,617,824
Add back / (deduct from shareholders’ equity:
Adjustment for implementation of AASB 1028	(aa)	1,736	—
Adjustment relating to outside equity interests	(g)	(4,320)	(3,160)
Elimination of revaluation surplus of land and buildings (net of revaluation increments on disposals)	(a)	(30,669)	(33,037)
Cumulative adjustment for provision for depreciation on buildings revalued	(a)	2,674	1,751
Cumulative adjustment for amortisation of brand names and licences	(c)	(16,078)	(16,063)
Adjustment required to recognise US GAAP pension liability,	(j)	(8,483)	(15,774)
Adjustments due to the application of SFAS 133	(n)	(3,339)	867
Provision for final cash dividend	(f)	—	64,783
Cumulative adjustment for amortisation of goodwill	(b)	177,089	198,643
Deferred expenditure recognised as a period expense	(d)	(2,792)	(4,305)
Loan to employees and executives offset to equity	(q)	(5,729)	(13,907)
Impairment of assets	(r)	—	(17,038)
Net adjustment on deferral of securitised income stream and reinstatement of related asset	(s)	(4,096)	(4,378)
Gain recognised on exchange of assets for a controlling equity interest	(t)	—	19,088
Provisions	(u)	—	(1,182)
Restructuring	(v)	(2,791)	(2,534)
Tax effect of above adjustments, net		20,945	18,531

Total Shareholders’ Equity according to US GAAP		3,111,939	3,810,109

REPORT OF INDEPENDENT AUDITORS

To the members of Mayne Group Limited:

We have audited the accompanying consolidated statements of financial position of Mayne Group Limited and its subsidiary companies (the Group) as of June 30, 2003, and 2002, and the related consolidated statements of financial performance and cash flows for each of the years in the three-year period ended June 30, 2003, all expressed in Australian dollars. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group at June 30, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three year period ended June 30, 2003, in conformity with accounting principles generally accepted in Australia.

Accounting principles generally accepted in Australia vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 37 to the consolidated financial statements. The application of the United States of America’s principles would have affected the determination of consolidated net income for each of the years in the three-year period ended June 30, 2003, and the determination shareholders’ equity at June 30, 2003 and 2002 to the extent summarised in Note 37 to the consolidated financial statements.

KPMG

Chartered Accountants

Melbourne, Australia

    December, 2003

Chief Executive Officer Certification

I, Stuart Bruce James, Chief Executive Officer, certify that:

1.	I have reviewed this annual report on Form 20-F of Mayne Group Limited;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.	The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)	Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.	The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(d)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(e)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: 9 December, 2003

/s/ Stuart Bruce James
Stuart Bruce James
Chief Executive Officer

CERTIFICATION

PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

(Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code)

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), the undersigned officer of Mayne Group Limited, an Australian corporation (the “Company”), hereby certifies, to such officer’s knowledge, that:

The Annual Report on Form 20-F for the year ended June 30, 2003 (the “Report”) of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: 9 December 2003	/s/ Stuart Bruce James
Name: Stuart Bruce James
Title: Chief Executive Officer

Chief Financial Officer Certification

I, Paul Andrew Binfield, Chief Financial Officer, certify that:

1.	I have reviewed this annual report on Form 20-F of Mayne Group Limited;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.	The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)	Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.	The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: 9 December, 2003

/s/ Paul Andrew Binfield
Paul Andrew Binfield
Chief Financial Officer

CERTIFICATION

PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

(Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code)

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), the undersigned officer of Mayne Group Limited, an Australian corporation (the “Company”), hereby certifies, to such officer’s knowledge, that:

The Annual Report on Form 20-F for the year ended June 30, 2003 (the “Report”) of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: 9 December 2003	/s/ Paul Andrew Binfield
Name: Paul Andrew Binfield
Title: Chief Financial Officer