Form 20-F
period 2004-06-30
MAYNE GROUP LTD
filed 2004-11-09
CIK 869370

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the financial year ended: June 30, 2004

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

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary Shares

American Depositary Shares, each of which represents five Ordinary Shares which are evidenced by American Depositary Receipts

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (at June 30, 2004):

640,240,442 fully paid Ordinary Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days:

Yes  ☒     No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐    Item 18  ☒

i

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

This Annual Report contains certain forward-looking statements, including statements regarding:

•	Mayne’s business strategy and competitive strengths, including its focus on the Mayne Pharma business;

•	Mayne’s product pipeline;

•	general trends regarding the industries in which Mayne operates;

•	the future effects of regulation, including agreements between industry groups and the Australian Commonwealth Government and our compliance with the manufacturing standards of pharmaceutical industry regulators;

•	Mayne’s ability to source active pharmaceutical ingredients for its products;

•	Mayne’s development through product licensing, contract manufacturing, business combinations and other strategic transactions;

•	the market shares of Mayne’s products and businesses;

•	expected areas of growth in Mayne’s businesses; and

•	the expected impact of the transition to International Financial Reporting Standards.

Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, certain of which are described in Item 3 – Key Information – Risk Factors and many of which are beyond our control, which may cause actual results to differ materially from those expressed in the statements contained in this Annual Report.

ITEM 1 – IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2 – OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 – KEY INFORMATION

You should carefully consider all of the information set forth in this Form 20-F and the following risk factors which we face and which are faced by the industries in which we operate. The risks below are not the only ones we face. Additional risks not currently known to us or that we presently deem immaterial may also impair our business operations. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. This Form 20-F also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements as a result of certain factors, including the risks we face as described below and elsewhere. See “Cautionary statement regarding ‘forward-looking statements’.”

RISKS RELATED TO OUR BUSINESSES

The manufacture of our products is highly exacting and complex, and if we encounter problems in manufacturing our products, our business could suffer.

The manufacture of our products is highly exacting and complex, due in part to strict regulatory requirements that govern their manufacture. Problems may arise during manufacturing for a variety of reasons, including equipment malfunction, failure to follow specific protocols and procedures, supply interruption or defects in raw materials and environmental factors, which could lead to suspension or loss of our ability to manufacture our products. If problems arise during the production of a batch of product, that batch of product may have to be discarded. This could, among other things, lead to increased costs, lost revenue, damage to customer relations, time and expense spent investigating the cause and, depending on the cause, similar losses with respect to other batches or products. If problems are not discovered before the product is released to the market, recall and product liability costs may also be incurred.

Various regulatory agencies, including the U.S. Food and Drug Administration, or FDA, and the Australian Therapeutic Goods Administration, or TGA, periodically inspect manufacturing facilities of companies in the pharmaceuticals industry. Following these inspections, these regulators may require that companies take specified actions to improve the compliance of their manufacturing processes with applicable regulations. For a discussion of recent inspections at Mayne’s facilities, and actions taken by Mayne in response to certain concerns raised by the FDA following those inspections, see “Information on the Company—Quality and Compliance”. If we fail adequately to address concerns raised by regulatory agencies in connection with inspections of our manufacturing facilities, we may be required to suspend or discontinue manufacturing, which could have a significant adverse effect on our business.

In addition, regulatory agencies may at any time reassess the safety and efficacy of our pharmaceutical and nutraceutical products based on new scientific knowledge or other factors. Such reassessments could result in the amendment or withdrawal of existing approvals to manufacture or market our products, which in turn would result in a loss of revenue, and could serve as an inducement to third parties to bring lawsuits against us.

The success of our pharmaceutical business segment depends on our ability to successfully develop and commercialize additional pharmaceutical products.

Our future results of operations depend, to a significant degree, upon our ability to successfully commercialize additional generic products and to launch them on a timely basis. We must develop, test and manufacture generic products as well as prove that our generic products are the bio-equivalent of their patented counterparts. All of our products must meet regulatory standards and receive regulatory approvals. The development and commercialization process is both time consuming and costly and involves a high degree of business risk. Our products currently under development, if and when fully developed and tested, may not perform as we expect, necessary regulatory approvals may not be obtained in a timely manner, if at all, we may have difficulty in sourcing raw materials, and we may not be able to successfully and profitably produce and market such products. Furthermore, the timing of the launch of some of our products currently under development will depend on the successful outcome of litigation. Delays in any part of the process or our inability to obtain regulatory approval of our products could adversely affect our operating results by restricting or delaying our introduction of new products. The continuous introduction of new generic products on a timely basis is critical to our pharmaceutical business segment. In addition, if one of our pharmaceutical products does not receive final regulatory approval, we will have incurred significant costs that we cannot recover.

Most of the injectable pharmaceutical products that we manufacture are made at our Mulgrave, Australia facility. If production is significantly disrupted at this facility, even for a short period, our sales could be materially reduced.

Most of our pharmaceutical products (by fiscal year 2004 revenue) are manufactured at our Mulgrave, Australia facility. Mulgrave is our largest pharmaceuticals manufacturing facility, and our only facility capable of manufacturing drugs with cytotoxic (poisonous) properties, including our key oncology drugs. Production at the Mulgrave facility could be disrupted due to any one of a number of possible factors, including natural disasters, terrorism, environmental or regulatory issues, employee action, or mechanical failure. A destruction of this facility or a significant disruption of its operations, even on a short term basis, could hinder our ability to produce and ship injectable pharmaceutical products on a timely basis, which could have a material impact on our operations, reputation and customer relationships. We carry business interruption insurance for the Mulgrave facility; however, we cannot assure you that the level of cover is adequate.

Difficulty in sourcing raw materials, including active pharmaceutical ingredients, could disrupt manufacturing.

We depend heavily on third party manufacturers for raw materials for all of our products other than paclitaxel. Many of these raw materials are available from a limited number of sources, some of which are also, or may be acquired by, our competitors. Any of these suppliers could cease to supply us on acceptable terms, or suffer an interruption to their own operations, for example, as a result of production problems or regulatory action. In addition, because regulatory authorities generally must approve raw material suppliers for pharmaceutical products, any change in raw materials suppliers would likely result in significant production delays. If a supplier of an active pharmaceutical ingredient ceases to supply us on acceptable terms, we may have to cease manufacturing the related product, resulting in a loss of sales and market share.

Pamidronate (a hypercalcemia drug) generates a significant portion of revenue and gross margin for our Mayne Pharma business. We source this product from two suppliers. Any disruption in the supply of this product could have a significant impact on Mayne’s consolidated earnings.

In addition, we are evaluating a number of opportunities to develop business relationships with raw material and contract manufacturing companies based in Asia (including India), which may increase the proportion of products manufactured in, and materials sourced from, this region. There is a greater risk of political instability, civil unrest and other factors in this region that could disrupt supply than in other regions where we do business.

Our manufacturing capacity could limit our ability to expand our business without capital investment, or increasing our dependence on contract manufacturing relationships.

Although we believe that we currently have adequate manufacturing capacity, we may need to invest capital resources to our manufacturing capacity if demand for our products increases significantly. We are evaluating a number of opportunities in developing countries, such as India, to access production capacity and cheaper supply of raw materials. This may expose us to additional business risks, such as managing supplier relationships, greater challenges in implementing and maintaining current Good Manufacturing Practices, political and economic instability and diminished protection of intellectual property.

Patent infringement litigation risks could adversely affect our business.

Developing generic pharmaceutical products entails a risk of patent infringement litigation by the patent holder to prevent the approval from regulatory authorities to market these products. These lawsuits relate to the validity and infringements of patents and proprietary rights of third parties. In order to proceed with commercialization of our generic pharmaceutical products, we may be required to defend against such claims. Defending such claims can be costly and take several years to resolve. Litigation may:

•	require us to incur substantial costs, even if we prevail;

•	result in loss of rights to develop certain products;

•	delay the regulatory approval process for our new products; and

•	require us to pay substantial monetary damages or royalties in order to license the proprietary rights from third parties.

An adverse determination in a judicial or administrative proceeding or failure to obtain necessary licences could prevent us from manufacturing and selling a number of pharmaceutical products we are developing or may have an adverse affect on the timing of launching new products.

We are exposed to potential liability as a result of our handling of hazardous materials.

Pharmaceuticals manufacturing involves the controlled storage, use and disposal of hazardous material. Accordingly, we are subject to numerous environmental regulations. In particular, our Mulgrave facility has cytotoxic (poisonous) manufacturing capabilities which attract even more burdensome regulations. In the event of an accident, we could be held liable for any resulting damages. We maintain liability insurance for some environmental risks which our management believes to be appropriate and in accordance with industry practice. However, we may incur liabilities beyond these insured limits or outside the coverage of our insurance. In addition, we may not be able to maintain insurance on acceptable terms.

We are exposed to significant potential product liability claims.

If a user of any of our products successfully alleges that he or she has suffered harmful effects as a result of using our product, we may be liable to pay damages, which could be extensive.

Insurance coverage is expensive and may be difficult to obtain in the future. In addition, any product liability claims against us would likely attract adverse publicity, which in turn could impact our reputation, which may affect sales of our other products as well as the product alleged to be harmful.

A global shortage of key medical specialists may adversely affect our businesses and results of operations.

There is a global shortage of skilled radiologists and pathologists, which makes the recruitment and retention of these medical specialists difficult and costly. In order to retain our medical specialists, we may have to increase their remuneration and benefits, resulting in higher labor costs. If we are unable or unwilling to do so, we may risk losing our medical specialists to other participants in the industry.

An interruption of our information technology systems could have a material adverse effect on our businesses and results of operations.

Our businesses, in particular our pathology and pharmacy business segments are reliant on the continued operation of computer systems and network infrastructure. These systems are vulnerable to interruption by fire, power loss, system malfunction and other events beyond our control. Systems interruption that results in the unavailability of our services would reduce our ability to compete effectively and could have a material adverse effect on our operations and financial performance. Although we have developed contingency planning, there can be no guarantee that such plans will be totally effective.

Medical malpractice and other claims could negatively affect our businesses and results of operations.

Our pathology and diagnostic imaging business segments involve the provision of medical services, which entails the inherent risk of legal action for malpractice, professional negligence, public liability or other similar matters. Legal actions, or the cost of the defense of such actions, could reduce the earnings of our businesses. We maintain insurance against such claims but there is no guarantee that the level of insurance will be sufficient to cover for all such claims.

We may not be able to successfully identify, consummate and integrate future acquisitions.

In the past, we have grown, in part, through a number of acquisitions, joint ventures and product licensing and contract manufacturing arrangements. We plan to remain frequently engaged in various stages of evaluating or pursuing potential strategic transactions and may in the future acquire pharmaceutical and other health care businesses and seek to integrate them into our own operations. Future strategic transactions involve known and unknown risks that could adversely affect our future revenues and operating results such as:

•	decreased availability or increased prices for suitable acquisition candidates due to competition;

•	failure to integrate or manage successfully our acquisitions, joint ventures and product licensing and contract manufacturing arrangements in accordance with our business strategy;

•	diversion of management’s attention away from our primary product offerings, resulting in the loss of key customers and/or personnel and exposing us to unanticipated liabilities;

•	inability to retain skilled employees and experienced management that may be necessary to operate the businesses we may acquire; and

•	contingent liabilities of the acquisition target that may include, among others, known or unknown patent or product liability claims.

Movements in the value of the Australian dollar relative to major currencies could increase our costs and reduce our profits.

In fiscal year 2004, approximately 10% of our revenues were sourced directly or indirectly from outside of Australia (primarily from the overseas operations of our pharmaceuticals business), and are thus receivable in currencies other than the Australian dollar. As we grow our global pharmaceutical business, we expect that this percentage will increase. In addition, the prices we pay for raw materials for our pharmaceuticals business are usually denominated in overseas currencies (primarily United States dollars and Euros). Because we generate revenues in a large number of overseas currencies and make payments in a number of overseas currencies, the net effect of fluctuations in the relative value of the Australian dollar, U.S. dollar and Euro is difficult to determine. However, generally, an appreciation of the Australian dollar will usually result in us reporting lower Australian dollar profits.

RISKS RELATED TO OUR INDUSTRIES

Prices for generic pharmaceuticals can decline significantly as additional competitors introduce generic versions.

Most of our pharmaceutical products are generic injectable versions of brand name products that are still being marketed by innovator pharmaceutical companies. Competition intensifies, and selling prices of generic drugs typically decline, sometimes significantly, as additional companies receive approvals and launch the same generic products. To the extent that we succeed in being the first to market a generic version of a significant product, our sales, profit and profitability can be substantially increased in the period following the introduction of such product and prior to a competitor’s introduction of the generic bio-equivalent product. Our ability to sustain our sales and profitability on any product over time is dependent on both the number of new competitors for such products and the timing of their approvals, which will differ from country to country. In addition, overall volumes typically begin to decline when the brand name producer ceases advertising the brand name product in the face of this intense price competition from generic manufacturers or introduces enhanced patented products offering a similar therapeutic benefit. Our overall profitability depends, among other things, on our ability to continually introduce new products on a timely basis.

We face high levels of competition in all of our businesses.

All of our business segments operate in industries with high levels of competition. Some of the competitive risks facing our business segments operating in the global generic pharmaceuticals industry and the Australian pharmacy industry are described below.

Pharmaceuticals. Competition in generic pharmaceutical markets in the United States, Australia and Europe continues to intensify as the pharmaceutical industry adjusts to increased pressures to contain health care costs. Our generic pharmaceutical products face intense competition from other generic pharmaceutical companies as well as pharmaceutical companies with patented products that sell or license their own generic bio-equivalent version of these products or successfully extend their patented product’s market exclusivity period. Branded pharmaceutical companies continually seek new ways to delay generic introduction and decrease the impact of generic competition, such as filing new patents on drugs whose original patent protection is about to expire, developing patented controlled-release products, changing product claims and product labeling, granting third parties the rights to sell “authorized generics,” or developing and marketing as over-the-counter products those patented products which are about to face generic competition.

We compete against other generic drug manufacturers such as the global companies Teva and Baxter, as well as regional companies in Europe (Ratiopharm, eMerck, Stada, Medac and Ebewe), the Americas (Ivax, American Pharmaceutical Partners, Hospira and Bedford) and the Asia Pacific region (Novartis, Pfizer and Abbott Laboratories).

We also face additional competition from emerging generic drug manufacturers in developing countries, especially India. While in the past these low cost generic manufacturers have tended to focus more on oral pharmaceuticals, they may in the future increase their focus on the manufacture of injectable pharmaceuticals. If low cost generic manufacturers based in developing countries successfully increase their presence in Western markets, our revenues and profitability may be adversely affected. Indian generic pharmaceutical manufacturers also operate in an environment of weak patent legislation, enabling these companies to focus their efforts at an earlier stage on finding non-patent infringing ways of making active ingredients or pharmaceutical products, thereby possibly enabling such manufacturers to bring generic products to market before manufacturers in environments with stronger patent legislation that prohibits such research until the relevant patents expire.

Pharmacy. Our pharmacy business segment faces a significant risk that large grocery chains eventually will be permitted to enter the retail pharmacy market. This would likely lead to an increase in retail pharmacy competition, which would likely lead to lower margins being generated in our pharmacy distribution business.

Government regulation of prices may adversely affect our business.

Like our competitors, we are subject to strict government controls on the development, manufacture, marketing, labeling, distribution and pricing of our products, and on the provision and pricing of our services. We must obtain and maintain regulatory approval for our products and services from regulatory agencies in order to sell our products and services in a particular jurisdiction.

Risks regarding the pricing of our products and services. In addition to normal price competition in the marketplace, the prices of our pharmaceutical products are restricted by price controls negotiated with or imposed by governments and health care providers in most countries. The existence of price controls can limit the revenues we earn from our products and may have an adverse effect on our business and results of operations.

Our pathology and diagnostics imaging business segments are heavily dependent on funding agreements between industry associations and the Australian Federal Government. If new agreements are not signed when the old agreements expire or adverse changes are made to the agreements, the profitability of our businesses could be adversely impacted. Any change to the manner or level of funding may adversely impact revenues generated in our pathology and diagnostic services business segments. As new five-year funding agreements were recently entered into by the parties, this risk is reduced through June 30, 2008 and June 30, 2009 for diagnostic imaging and pathology, respectively.

Our pharmacy business segment is heavily dependent on the Australian Federal Government in terms of pricing products, because the pharmacy system in Australia involves considerable government funding through the Pharmaceutical Benefits Scheme (“PBS”). The prices paid for most prescription pharmaceuticals, including a significant portion of the pharmaceutical products distributed by our pharmacy business are regulated through the PBS, which is currently under review by the Australian Federal Government. Changes to the PBS may adversely affect the demand for pharmaceutical products in Australia and adversely impact the profitability of the pharmaceuticals and pharmacy businesses by reducing the prices we may charge for our products and services. In addition, the Australian Federal Government has imposed a 10% ceiling on the margin that a wholesaler may charge to retail pharmacists. If the Australian Federal Government were to lower this ceiling, it could adversely affect our business and results of operations.

Changes to government regulation. The development, approval and sale of pharmaceutical and nutraceutical consumer products are subject to extensive government regulations that vary by country. Changes in these regulations or the introduction of new regulations could lead to additional costs to us in the development, sale and distribution of such products or could reduce our ability to compete and generate sales of these products. If we, or our suppliers, do not comply with these regulations, or changes in these regulations, in the countries or regions in which we operate, the regulators could seek to prevent us from manufacturing or selling certain products until we are able to satisfy them that we can comply. These actions could have a materially adverse impact on our sales of pharmaceutical and nutraceutical products.

Pharmacy Guild Agreement. The Third Community Pharmacy Agreement is the third cooperative agreement between the Commonwealth of Australia and The Pharmacy Guild of Australia, and represents a five year collaborative relationship between the Commonwealth and the Guild from July 1, 2000 to June 30, 2005. This Agreement builds upon the cooperative approach evident in the first two Agreements between the Commonwealth and the Guild. The Agreement is based on a set of principles aimed at achieving a number of objectives including providing a stable and predictable environment for community pharmacy through regulating and describing, among others things, pharmacist remuneration and the approval of new pharmacies.

Our pharmacy business segment operates in Australia and is influenced by the agreement. If a new agreement is not signed when the old agreement expires or adverse changes are made to the agreement, the profitability of our pharmacy businesses could be adversely impacted, for example, as a result of new competitors being permitted to enter the retail pharmacy market.

We face increased price pressure as certain important customers have combined their purchasing in order to lower costs.

In the United States, many existing and potential customers for generic products have combined to form group purchasing organizations, or GPOs, and integrated delivery networks, or IDNs, in an effort to lower costs. GPOs and IDNs negotiate pricing arrangements with medical supply manufacturers and distributors, and these negotiated prices are made available to a GPO’s or IDN’s affiliated hospitals and other members. Wholesalers of our products have also recently begun seeking to negotiate prices in an effort to lower costs. If we fail to negotiate advantageous pricing and purchasing arrangements, we could lose market share to our competitors and our operating results may be materially adversely affected.

Currently, fewer than ten GPOs control a large majority of sales to hospital customers. Most of our GPO agreements may be terminated on 60 or 90 days’ prior notice. If we are unable to maintain our arrangements with GPOs and key customers, sales of our products and revenue will decline.

Outside the United States, our products and services are sold to hospitals, alternate site clinics, home healthcare providers and long-term care facilities, all of which receive reimbursement for the healthcare services provided to their patients from third-party payors, such as government programs, private insurance plans and managed care programs. These third-party payors are increasingly attempting to contain healthcare costs by limiting both coverage and the level of reimbursement for medical products and services. Levels of reimbursement, if any, may be decreased in the future, and future legislation, regulation or reimbursement policies of third-party payors may otherwise adversely affect the demand for and price levels of our products, which could have a material adverse effect on our sales and profitability.

In some of our non-U.S. markets, our business has experienced downward pressure on product pricing as a result of the concentrated buying power of governments as principal customers and the use of bid and tender sales methods whereby we are required to submit a bid for the sale of our products. Our failure to offer acceptable prices to these customers could have a material adverse effect on our sales and profitability in these markets.

Rising medical indemnity insurance costs may adversely affect our profitability.

Medical indemnity insurance costs have been rising and have directly impacted the profitability of our diagnostic businesses. Medical indemnity insurance is considered a necessity for operating in the healthcare industry to offset the increasing risk of medical malpractice litigation actions. The costs of this insurance have risen in the recent past for the Australian healthcare industry, and such costs may continue to rise in the future, which will further affect our profitability.

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

Years ended June 30,	At Period End US$ per A$1.00	High US$ per A$1.00	Low US$ per A$1.00	Average(1) Rate US$ per A$1.00
1998	0.6208	0.7537	0.5867	0.6804
1999	0.6611	0.6712	0.5550	0.6247
2000	0.5971	0.6703	0.5685	0.6233
2001	0.5100	0.5996	0.4828	0.5320
2002	0.5628	0.5748	0.4841	0.5240
2003	0.6713	0.6729	0.5280	0.5884
2004	0.7035	0.7979	0.6390	0.7155

(1)	The average of the exchange rates on the last day of each month of the period.

The following table sets forth the average, high and low Noon Buying Rate for each of the last six months.

Month	Average US$ per A$1.00	High US$ per A$1.00	Low US$ per A$1.00
May 2004	0.7039	0.7337	0.6866
June 2004	0.6937	0.7067	0.6840
July 2004	0.7161	0.7334	0.6980
August 2004	0.7111	0.7245	0.7001
September 2004	0.72028	0.7244	0.6880
October 2004	0.7337	0.7478	0.7207

In addition, fluctuations in the Australian dollar/US dollar exchange rate will affect the US dollar value of the Australian dollar price of our Ordinary Shares on the Australian Stock Exchange and, as a result, are likely to affect the value of our American Depositary Shares, or ADSs, in the United States. Such fluctuations would also affect the U.S. dollar amounts received by holders of ADSs on conversion of cash dividends paid in Australian dollars on Ordinary Shares underlying the ADSs.

Mayne’s fiscal year ends at midnight each June 30. Fiscal years prior to the 2001 fiscal year ended at midnight on the Sunday closest to each June 30.

SELECTED FINANCIAL DATA

The selected condensed consolidated financial information as of June 30, 2004, June 30, 2003, and June 30, 2002, and for the fiscal years ended June 30, 2004, June 30, 2003, and June 30, 2002 set forth below has been derived from, should be read in conjunction with, and is qualified in its entirety by reference to, Mayne’s audited Consolidated Financial Report included herein, including the notes thereto. The selected financial data as of June 30, 2001 and July 2, 2000 set forth below has been derived from the audited Consolidated Financial Reports of Mayne for the fiscal years ended June 30, 2001 and July 2, 2000, which are not included herein. Mayne’s audited Consolidated Financial Reports are prepared in accordance with Australian GAAP, which varies in certain significant respects from United States GAAP. See Note 38 to the Consolidated Financial Report for a discussion of the significant differences between Australian GAAP and US GAAP as they apply to Mayne.

Income Statement

	Year ended June 30,
	2004		2003		2002		2001		2000(1)
	(A$ in thousands, except ratios and EPS)
Amounts prepared in accordance with Australia GAAP:
Sales revenue	4,089,669		5,194,510		4,991,957		3,158,663		3,100,402
Costs and expenses
Operating, selling and administrative expenses	3,739,586		4,804,526		4,545,134		2,809,911		2,793,074
Depreciation	75,300		119,857		127,708		109,628		107,317
Amortization	81,045		93,665		69,430		27,922		25,569

Total costs and expenses	3,895,931		5,018,048		4,742,272		2,947,461		2,929,960

Operating profit before interest and tax	193,738		176,462		249,685		211,202		170,442
Net interest expense	(14,728)		(33,114)		(19,562)		(42,363)		(48,071)
Income tax benefit / (expense)	(73,237)		(82,949)		(76,221)		(58,546)		(43,056)
Operating profit after interest and tax	105,773		60,399		153,902		110,293		79,315
Significant items after tax	(7,808)		(512,988)		23,312		55,157		(249,501)
Minority interest in operating profit after interest and tax	(3,691)		(3,574)		(3,604)		(3,888)		(3,893)

Net income /(loss)	94,274		(456,163)		173,610		161,562		(174,079)

Net Income/(loss) from continuing operations after tax	67,802		(121,506)		51,351		(201,716)		(105,570)
Net Income/(loss) from discontinued operations after tax	26,472		(334,657)		122,260		363,278		(68,509)

Net Income/(loss) after tax	94,274		(456,163)		173,611		161,562		(174,079)

Earnings per share (Australian cents)
Basic earnings per share
Before significant items	14.0	c	7.1	c	21.3	c	26.8	c	22.0	c
After significant items	13.0	c	(57.0	)c	24.6	c	40.7	c	(50.7	)c
Continuing Operations	9.3		(15.2)		7.3		(50.8)		(30.7)
Discontinuing Operations	3.7		(41.8)		17.3		91.5		(20.0)
Fully diluted earnings per share
Before significant items	14.0	c	7.1	c	21.2	c	26.7	c	22.0	c
After significant items	13.0	c	(57.0	)c	24.5	c	40.6	c	(50.7	)c
Continuing operations	9.3		(15.2)		7.2		(50.7)		(30.7)
Discontinuing operations	3.7		(41.8)		17.3		91.3		(20.0)
Weighted average shares – basic	726,842		799,835		706,627		397,147		343,199
Weighted average shares – diluted	726,842		799,835		707,862		397,923		343,199
Dividends per share (Australian cents)	17.0	c	4.0	c	14.0	c	13.0	c	17.0	c
Dividends per share (US cents)	12.1		2.4		7.3		6.9		10.6

(1)	Fiscal years prior to the 2001 fiscal year ended at midnight on the Sunday closest to each June 30. Mayne’s 2000 fiscal year ended on July 2, 2000.

Balance Sheet (at period end)

	As of June 30,
	2004	2003	2002	2001	2000(1)
	(A$ in thousands, except ratios)
Amounts prepared in accordance with Australian GAAP:
Assets
Cash and deposits	304,264	255,192	425,623	580,988	109,864
Other current assets	1,153,730	1,298,995	1,422,746	673,435	494,197
Non current assets	2,664,392	3,104,368	3,542,866	1,959,372	1,774,110
Total assets	4,122,386	4,658,555	5,391,235	3,213,795	2,378,171
Liabilities
Current liabilities	788,390	1,039,905	1,014,700	1,013,025	627,250
Long term debt (including finance leases)	752,477	560,140	655,100	704,473	773,558
Other non current liabilities	60,847	70,718	103,610	86,622	84,543
Total liabilities	1,601,714	1,670,763	1,773,411	1,804,120	1,485,351
Net assets	2,520,672	2,987,792	3,617,824	1,409,675	892,820
Shareholders’ equity (excluding long term debt)	2,520,672	2,987,792	3,617,824	1,409,675	892,820
Total liabilities and shareholders’ equity	4,122,386	4,658,555	5,391,235	3,213,795	2,378,171
Debt capitalization ratio(2)	23	16	15	33	46
Amounts prepared in accordance with US GAAP:
Assets
Current assets	1,457,994	1,554,187	1,842,139	1,262,659	604,061
Non current assets	2,957,901	3,361,455	3,785,222	1,992,285	1,847,414
Total assets	4,415,895	4,915,642	5,627,361	3,254,944	2,451,475
Liabilities
Current liabilities	788,390	1,039,905	949,917	982,045	609,583
Long term debt (including finance leases)	782,750	613,965	690,855	726,291	774,820
Other non current liabilities	73,274	149,833	176,480	118,804	180,499
Total liabilities	1,644,414	1,803,703	1,817,252	1,827,140	1,564,902
Shareholders’ equity	2,771,481	3,111,939	3,810,109	1,427,804	886,573
Issued and paid up capital	640,240	772,659	809,780	442,572	353,340
Total liabilities and shareholders’ equity	4,415,895	4,915,642	5,627,361	3,254,944	2,451,475
Debt capitalization ratio(2)	21	15	15	33	47

(1)	Fiscal years prior to the 2001 fiscal year ended at midnight on the Sunday closest to each June 30. Mayne’s 2000 fiscal year ended on July 2, 2000.

(2)	Ratio of long term debt to long term debt plus equity.

ITEM 4 – INFORMATION ON THE COMPANY

Mayne Group Limited is one of Australia’s leading healthcare companies and a leading international specialty pharmaceuticals company. We are listed on the Australian Stock Exchange (“ASX”) and included in the ASX S&P 50 index (Australia’s 50 largest companies listed on the ASX) with a market capitalization as of October 31, 2004 of A$2.8 billion. We are one of the largest commercial operators of healthcare businesses in Australia, with consolidated total assets of A$4.1 billion and consolidated total sales revenue of A$4.1 billion for the fiscal year ended June 30, 2004. Over the past three years, we have been through a period of repositioning. This commenced in October 2001, when we completed our acquisition of F.H. Faulding, an Australia-based, international pharmaceutical and health care company. We sold our logistics businesses during the 2003 fiscal year and, in November 2003, we sold our hospitals business. During the same period, we made acquisitions in our pharmacy, pathology and diagnostic imaging businesses. We are now a healthcare business focused on our international specialty pharmaceuticals business and our Australian diagnostic services and pharmacy operations. At June 30, 2004, we employed a total of approximately 12,000 people globally (excluding employees of hospitals to be transferred in connection with the sale of our hospitals business).

We are incorporated in the Commonwealth of Australia, have our executive offices at 390 St. Kilda Rd, Melbourne, Victoria, 3004 and our telephone number is +61 3 9868 0700. Our 2004 financial year commenced on July 1, 2003 and concluded on June 30, 2004.

History and recent developments

Our business began in 1886 as a partnership operating a parcel delivery service in Melbourne, Australia. Our company was incorporated in 1915 and has been publicly listed in Australia since 1926.

Our investment in health grew initially as a result of collocation of private hospitals with public hospital premises and privatization of the operation of public hospitals in Australia. This was supplemented by acquisitions of privately owned hospitals and diagnostic imaging and pathology businesses in the late 1990s and early in the new millennium. In October 2001 we completed the acquisition of F.H Faulding. This acquisition was a landmark transaction for our company, increasing the total asset base by over 80%. The Faulding acquisition provided significant diversification into additional health services and products, and provided us with an international presence in pharmaceuticals. The businesses acquired under the Faulding acquisition were:

•	development, manufacture and marketing of pharmaceuticals;

•	manufacturing and marketing of consumer health products; and

•	provision of distribution and retail management services to pharmacies.

Following the Faulding acquisition, we have built on each of the acquired businesses, and our existing diagnostic services business, through organic and acquisitive growth.

In November 2002, we announced that we had agreed to sell our logistics assets to a group of trade buyers comprising Linfox Pty Ltd, DHL Worldwide Express, and Toll Holdings Limited for A$456 million. The sale of these businesses was completed in February 2003.

In October 2003, we announced we had agreed to sell our entire hospitals business in Australia and Indonesia to a consortium comprising Ironbridge Capital Pty Limited, CVC Asia Pacific Limited, GIC Special Investments Pty Limited and Mayne’s hospitals management (now known as Affinity Health). The total sale price for the hospitals portfolio was A$813 million, resulting in net proceeds, after transaction costs, of A$789 million. Completion of the sale of 41 of the 53 hospitals took place on December 1, 2003, and completion of the sale of the three Indonesian hospitals took place in February 2004. The nine remaining hospitals were either co-located1 or privatized hospitals requiring state government consent prior to transfer of ownership. Subsequent

[1]	Co-located hospitals are private hospitals that are adjoined to a public hospital.

to June 30, 2004, four of the remaining nine hospitals have been transferred to Affinity Health. The regulatory approval processes for the remaining five hospitals are progressing.

During the year ended June 30, 2004, we returned approximately A$490 million to our shareholders through on- and off-market share buy-backs. A total of 140.1 million shares were bought back during the 2004 fiscal year, representing 18.1% of the shares on issue at the beginning of the 2004 fiscal year. This is in addition to the 44.1 million shares bought-back during the 2003 fiscal year. We have obtained shareholder approval to acquire up to approximately an additional 77.6 million shares (as of June 30, 2004) in on-market buybacks until March 2005. Further buy-backs of shares will be dependent on balancing opportunities to invest further in our businesses or repay debt versus capital management opportunities.

In addition to the recent acquisitions and divestitures mentioned above, we have engaged in a number of smaller transactions, including:

Specialty Pharmaceuticals

•	acquisition of NaPro Biotherapeutics, Inc.’s global paclitaxel manufacturing business as well as Abbott Laboratories’ rights to market and distribute paclitaxel in the United States and Canada for approximately US$85 million plus inventory on hand (announced in August 2003 and completed in October and December 2003, respectively);

•	acquisition of an injectable multivitamin suite of products from aaiPharma, Inc. for approximately US$100 million (completed in April 2004);

•	acquisition of an injectable pharmaceutical manufacturing business in Wasserburg, Germany for € 25 million plus € 15 million in debt (completed in May 2004);

Pathology

•	acquisition of Queensland Medical Laboratory Group, a pathology services provider in Queensland, for A$260.3 million (completed in October 2002);

•	acquisition of the 68% of Gippsland Pathology Services that Mayne did not already own, for A$14 million (completed in July 2003); and

Diagnostic Imaging

•	acquisition of Queensland Diagnostic Imaging, a large Queensland radiology practice, for A$90.7 million (completed in May 2003).

During fiscal year 2004, Mayne was approached by a number of parties to sell its Australian pharmacy distribution business. In April 2004, we discontinued discussions with parties interested in acquiring the business because the Board concluded that owning and operating our pharmacy business will generate more value for shareholders than divestment under offers that were received.

Business Overview

Group Overview

Mayne’s businesses

Internationally, we manufacture and supply a broad range of generic injectable and specialty pharmaceuticals focused on cancer and related therapeutic areas. In Australia, we hold a 25% share of the retail market for vitamins and mineral supplements (nutraceuticals), and are a leading provider of pathology, diagnostic imaging and pharmacy services.

For financial reporting purposes, we report industry segment data for the segments of:

•	Mayne Pharma;

•	Consumer products;

•	Pathology, including medical centres;

•	Diagnostic imaging; and

•	Pharmacy.

We categorize these segments into three broad business categories: pharmaceuticals, comprising the Mayne Pharma and consumer products business segments; diagnostic services, comprising the pathology (including medical centres) and diagnostic imaging business segments; and pharmacy, comprising the pharmacy business segment.

A brief description of each of the segments is set out below:

Mayne Pharma: The Mayne Pharma business segment comprises the research, development, manufacture and marketing of generic injectable pharmaceuticals for distribution to more than fifty countries across five continents. We have a strong market position in Europe, the Middle East and Africa, with 12 regional sales and distribution offices and distribution arrangements in a further 26 countries. We have a direct presence in six countries in the Asia Pacific region with distribution and joint-venture arrangements in a number of other countries. We have a developing presence in the United States and a long-established business in Canada. Mayne Pharma has injectable pharmaceutical manufacturing facilities in Australia, Puerto Rico and Germany. Mayne Pharma also operates a small generic oral pharmaceuticals business.

Consumer products: The consumer products business segment is a manufacturer and distributor of nutraceuticals (primarily health supplements) to grocery stores and pharmacies in Australia with an approximate 25% share of this market at June 2004.

Pathology: The pathology business segment is Australia’s second largest provider of pathology services by sales, operating more than 70 laboratories and 540 collection centres. Our national network of medical centres in Australia assists with providing a referral base for the pathology and diagnostic imaging businesses.

Diagnostic Imaging: Our diagnostic imaging business segment is the second largest provider of diagnostic imaging services in Australia by sales, operating in public hospitals, private hospitals and stand-alone imaging centres across most Australian states.

Pharmacy: Our pharmacy business segment is a leading distributor, by revenue, of pharmaceuticals and over-the-counter products to retail pharmacies in Australia.

The principal revenue sources for Mayne Pharma are hospitals or their buying groups and pharmacies. The principal revenue sources for the consumer products business segment are retail outlets including pharmacies and supermarkets and health food stores. The principal revenue sources for our pathology and diagnostic imaging businesses are private health insurance funds, Medicare payments from the Australian Commonwealth Government, Australian state governments who engage us to provide public patient services and private individuals. The principal revenue sources for our pharmacy segment are pharmacies and hospitals. The health industry and Australia’s national health care system are described more fully below.

Strategy

In the last three years, we have been through a period of repositioning with the goal of focusing on segments that we consider offer higher returns on investment. We bought F.H. Faulding, and have sold our logistics and hospitals businesses, and managed our capital through the share buy-backs conducted during 2003 and 2004.

We believe there are strong benefits from the structure of our health portfolio. Our businesses hold leading positions in diverse health segments, and we believe the geographic and business diversification reduces risk. The pathology, diagnostic imaging and pharmacy business segments generate strong cash flows to support growth in Mayne Pharma.

Mayne Pharma is expected to be the primary driver of growth in the future. Mayne Pharma’s growth strategy is focused around three areas: internal development, geographic expansion and acquisition and product licensing opportunities. Consistent with our strategy to deploy capital into this business, we made a number of small-to-medium-sized pharmaceuticals acquisitions during fiscal year 2004.

In our pathology and diagnostic imaging business segments we are focused on maximizing the opportunities and efficiencies from the businesses we have acquired in recent years. Opportunities for significant acquisitions in pathology and diagnostic imaging are limited following the recent consolidation in these industries. However, we will consider further small- to medium-size acquisitions to build scale in the pathology business.

In pharmacy, we are committed to operating the business and build on its track record of solid cashflows and consistent growth.

Segment Information

For a discussion of financial results from each of our business segments see “Operating and Financial Review and Prospects—Results of Operations”, as well as Note 25 to our Consolidated Financial Statements.

MAYNE PHARMA

Overview of the Generic Pharmaceuticals Industry

When a new pharmaceutical product is first developed, it is given a generic name (the name of the active chemical compound in the pharmaceutical product) and a brand name (the name used by the manufacturer). When the new pharmaceutical product is introduced to the market, the branded product is protected from competition for a period of time by its patent, which is in most countries a minimum of 20 years from the time the patent becomes effective. Once the patent expires, the pharmaceutical product is considered generic. A generic pharmaceutical product is a duplicate of the branded product, containing the same active ingredients and delivering the same amount of medication into the body in the same amount of time (known as “bioequivalence”). As it does not involve the lengthy and costly clinical trials required to introduce new drugs, the development of a generic pharmaceutical product can take around three years (compared to five to ten years for a branded product). Refer to “—Geographic market analysis” below for further detail on the approval process in each region.

Given that less research and development is required for generic pharmaceutical products, they typically can be sold for less than the brand name equivalents. Generic pharmaceutical products typically enter the market at a price lower than the price of the original brand name product, and suffer price erosion over the remainder of the product life cycle as more alternative generic products enter the market. Success in the generic market is, therefore, highly dependent on securing timely regulatory approvals for new products so that they can be launched as soon as possible following the establishment of a market for a new generic pharmaceutical when the patent for the brand name product expires. Intense price competition can take place between generic pharmaceutical suppliers at the time of market formation, and so a focus on cost management is important to preserve margins during the life cycle of the product. Introduction of generic substitutes at the time of branded pharmaceutical product patent expiry is one of the key determinants of the commercial prospects of generic pharmaceutical companies.

In most countries, generics are being substituted for branded products at an increasing rate. The growing rate of substitution reflects:

•	the introduction of laws permitting and/or requiring pharmacists to substitute generics for branded pharmaceuticals;

•	pressure from governments, managed care and third party payers to encourage health care providers and consumers to contain costs;

•	increased acceptance of generic pharmaceuticals by physicians, pharmacists and consumers; and

•	an increase in the number of formerly patented pharmaceuticals that have become available to off-patent competition.

Substitution has been particularly rapid in the US, largely as a result of increasing pressure within the US health care industry to contain costs. As a result, generic substitution is encouraged and, in some cases required, by Government legislation in the US, and this is increasingly becoming the case globally. In addition, physicians, pharmacists and consumers are becoming increasingly comfortable with the quality and therapeutic equivalence of generic pharmaceuticals.

Our pharmaceuticals business competes with a number of companies, including global companies Teva and Baxter, as well as regional companies in Europe (Ratiopharm, eMerck, Stada, Medac and Ebewe), the Americas (Ivax, American Pharmaceutical Partners, Hospira and Bedford) and the Asia Pacific region (Novartis, Pfizer and Abbott Laboratories). Key competitive factors for the generic pharmaceuticals market include price, service level, reliability of supply and breadth of portfolio.

Market Statistics

According to data released by Datamonitor (Global Generics Guide, 2nd edition: November, 2003), the global generic pharmaceuticals market was worth US$29.8 billion in 2002, an increase of 13.3% over 2001. IMS estimated that the global generic pharmaceutical market grew at a rate of 17% on a moving average twelve months (MAT) basis to June 2004, a rate well in excess of the 8% estimated for branded growth for the same period. Datamonitor forecasts the global generics market to increase at a compound average growth rate (CAGR) of 12.5% between 2002 and 2008, reaching a size of US$60.4 billion.

According to IMS data, growth in generic pharmaceuticals sales has been higher than growth in branded pharmaceutical sales based on the moving average 12-month data to June 2004. In particular, US generic pharmaceuticals growth was estimated to be 15% during this period versus 10% for branded drugs. In Canada, generics growth was 16% in comparison to 9% for branded drugs. In the United Kingdom and Germany generic pharmaceuticals growth was estimated to be 32% and 14% in comparison to estimated branded pharmaceutical growth of 7% and 5% respectively. And in France and Italy, generic pharmaceutical growth was estimated to be 29% and 20% in comparison to estimated branded pharmaceutical growth of 6% and 5% respectively.

Despite the United States and United Kingdom being relatively mature markets for generics, these countries are still exhibiting strong growth. Recent high growth in European countries such as France, Italy and Spain reflects the increasing acceptance of, and government support for, generic pharmaceuticals in these markets.

Our pharmaceuticals business currently focuses on generic drugs presented in the hospital market, with a predominance of injectable formulations. These are drug formulations delivered in liquid or emulsion form through a needle in one shot, or infused over a period of time. Most generic injectable drugs are delivered intravenously. Injectable pharmaceuticals tend to be more difficult to manufacture given the sterility assurance and purity issues associated with introducing pharmaceuticals into the body intravenously. As a result, in general, price erosion for generic injectable drugs tends to be slower than for generic oral drugs as higher barriers to entry tend to reduce competition.

Geographic market analysis

Europe

According to a November 2003 Datamonitor report, the generic pharmaceuticals market of the five largest European countries (Germany, France, UK, Italy and Spain) was estimated to be worth US$7.1 billion in 2002 or almost 24% of the worldwide generics market.

The European market for pharmaceuticals, unlike the United States, is non-homogeneous despite the introduction of EU initiatives aimed at harmonizing the approval process for generic drugs in EU countries. Because of this market fragmentation, competitors tend to vary by country and are often smaller than those in the US.

Germany is the largest market for generic pharmaceuticals in Europe, with other large markets being the UK, the Netherlands and Scandinavia. A number of European markets, including France, Italy, Spain, Denmark and Norway have shown strong growth in the consumption of generic products.

As a result of the fragmented nature of the market in Europe and differing levels of government support for generics, market penetration rates for generics vary significantly by country. Customer acceptance of generics is highest in the well-developed generics markets of the United Kingdom and Germany. The market penetration is low in Southern European countries such as Spain and Italy. This low level of penetration presents significant opportunities for generic companies that have a presence in these countries.

In many European countries, national incentives help encourage the use of generics. There are wide variations in the ability of pharmacists to substitute generics for brand equivalents and cost-containment measures are being implemented on a country-by-country basis across Europe, as governments struggle to contain increasing healthcare costs. Whilst these schemes can be intended to stimulate the use of generics, the reference pricing systems recently introduced in some European markets (such as Germany and the United Kingdom) threaten to reduce the price of generics making these markets less attractive to generic manufacturers.

Due to the current low level of consumer acceptance of generics in some countries, Datamonitor expects the European market to grow more rapidly than the US market between 2002 and 2008, with a CAGR of 15.3%, compared to 12.5% expected globally.

It would appear that governments are becoming increasingly supportive of generic pharmaceutical substitution as one means to help control burgeoning health care costs. However, there may be cultural factors involving consumers’ perception of generic pharmaceuticals, as well as the relative costs of entering smaller markets that may prevent generic substitution levels achieving the 50%+ levels achieved for some pharmaceuticals in the US.

Regulation

The research, development, manufacturing and marketing of pharmaceutical products in Europe are subject to extensive government regulation. The regulatory regime in the European Union involves a system of product and manufacturer licensing and marketing authorization. The criteria assessed to determine whether to authorize a product are quality, safety and efficacy.

In order to control expenditures on pharmaceuticals, most member states in the EU regulate the pricing of such products and in some cases limit the range of different forms of a drug available for prescription by national health services. These controls can result in considerable price differences among member states.

Since the 1990’s, the EU states have been focusing on harmonizing the market. With the introduction of the Mutual Recognition Process, or MRP, in 1993, generics can now be approved in a single reference state, and this approval can then apply to all EU countries from a single filing. However, while the single filing process has assisted in reducing the timing and cost of the approval process for generic drugs in the EU states, there are still country specific regulations that can delay the approval process, and the contents of the filing still need to meet the different national standards.

In order for a generic company to receive approval to market a drug, it must prove bioequivalence to the innovator’s product to the relevant regulator. In proving bioequivalence, generic companies are allowed to use the product application (known as a dossier) presented by the innovator company to enable them to develop the product more quickly. However, in some jurisdictions, generics companies are not permitted to access the dossier until the drug has been approved for a certain period of time. This period when generic companies do not have access to the innovator’s dossier is known as the data exclusivity period.

Across Europe, changes to pharmaceutical legislation have recently been proposed. If approved, the changes will take effect in November 2005. Among other things, it is proposed the new directive will:

•	Set 8+2+1 data exclusivity: In the EU, generic drugs can be launched not when the originator’s patent expires, but only when its data exclusivity lapses (and the patent has expired). The new data exclusivity will be set at 8 years, plus 2 years marketing exclusivity, plus one-year exclusivity for a new indication;

•	Introduce a provision enabling European generics companies to carry out development within the EU ahead of the branded drug’s patent expiry. This legislation will also enable the submission of a generic dossier to the health authorities eight years after the first market authorization; and

•	Eliminate loopholes that branded companies have previously used to forestall generic competition, such as the withdrawal of an innovator product and its replacement with a protected new product.

The overall objective of the proposed changes to legislation is to reduce fragmentation, which in the past has been a barrier to the pan-European roll out of products. In comparison to the US, the new data exclusivity periods appear long, however, the legislation will avoid the supplementary patents and complicated and time-consuming patent challenges of the US.

Competition

The level of competition in European markets is lower than the US due to the fragmented nature of the market. We tend to compete with local or regional companies and those companies tend to vary by country. While the price of generic drugs do not start at as high a level as in the United States, the lower level of competition results in a lower rate of price erosion in the European market. Key competitive factors for generic pharmaceutical companies include price, service level, reliability of supply and breadth of portfolio.

Generic pharmaceutical companies in Europe are experiencing price pressure from parallel imports of identical products from lower priced markets under European Union laws of free movement of goods.

The Americas

United States

The US generic pharmaceuticals market is the largest in the world representing approximately 50% of the global market for generic drugs and, according to Datamonitor, had a value of US$15 billion in the 2002 year. The US market is relatively mature due to the high penetration of generics. Generics friendly regulatory and environmental factors, combined with cost containment measures driven by the managed care arena, have resulted in widespread uptake of generics.

In the US, growth of the generic pharmaceuticals market is significantly stronger than growth of the branded pharmaceutical market. In the 12 months to June 2004 sales in the generics market grew at 15% compared to 10% growth in the branded market. This trend is expected to continue due to the expiration of many patents in the next few years. In November 2003, Datamonitor estimated that current blockbuster drugs (drugs with annual sales of over US$1 billion) with aggregate global sales of almost US$84 billion are expected to lose US patent protection by 2008. Datamonitor forecasts the US generics market to grow at a CAGR of 13.5% from 2002 to 2008, compared to a forecast CAGR for the global generics market of 12.5% for the same period.

Price erosion is most rapid in the US market due to the market’s uniformity and high level of competition, as well as the desire of private health maintenance organizations and the government to contain costs.

Regulation

In the United States the pharmaceuticals industry is regulated by the federal government, principally the Food and Drug Administration, or FDA, and, to a lesser extent, by state government agencies. Regulations govern or influence the testing, manufacturing, packaging, labeling, storing, record keeping, safety, approval, advertising, promotion, sale and distribution of our products.

In the United States, the FDA requires comprehensive testing of new pharmaceutical products to indicate that these products are both safe and effective in treating the indications for which approval is sought. FDA approval is also required before a generic equivalent or a new dosage form of an existing drug can be marketed.

The Drug Price Competition and Patent Term Restoration Act, also known as the Hatch-Waxman Act of 1984, was introduced to increase timely access to generic drugs while ensuring that branded drugs have adequate protection to justify research and development costs. Under this Act, if a drug has been previously approved by the FDA, the generic equivalent can obtain FDA approval through the Abbreviated New Drug Application, or ANDA, process. When processing an ANDA, the FDA waives the requirement of conducting complete clinical studies, although it normally requires bioavailability or bioequivalence studies. “Bioavailability” indicates the rate and extent of absorption and levels of concentration of a drug product in the blood stream needed to produce a therapeutic effect. “Bioequivalence” compares the bioavailability of one drug product with another, and when established, indicates that the rate of absorption and levels of concentration of a generic drug in the body are the same as the previously approved drug.

As compared to a New Drug Application, or NDA, an ANDA typically involves reduced research and development costs. The average length of time between initial submission of an ANDA and receipt of FDA approval is approximately one to two years. On average it takes more than 20 months for a new generic drug to be approved by the FDA.

An ANDA seeking approval to market a product before patent expiry is referred to as a Paragraph IV submission. The company making the submission must certify that such patents are invalid or will not be infringed by the marketing of the generic product, and notify the patent owner of its filing. If the innovator company sues the ANDA filer for patent infringement within 45 days after it receives such notice, then the FDA will not grant final approval of the ANDA until the earlier of 30 months from the date the innovator company receives the notice or the date when a court determines the patent to be invalid or not infringed by the applicant’s product. As a result, generic drug manufacturers are often involved in lengthy litigation against brand name pharmaceutical companies.

The first generic manufacturer to file an ANDA with a Paragraph IV certification for a generic equivalent to a brand name product may be entitled to a 180-day period of marketing exclusivity under the Hatch-Waxman Act. During this 180-day exclusivity period, the FDA cannot give final approval to any other generic equivalent.

The FDA also requires that the manufacturing operations of generic pharmaceutical companies in the US and companies that export to the US comply with current Good Manufacturing Practices, or cGMP, as defined in the US Code of Federal Regulations. cGMP encompasses all aspects of the production process, including validation and record keeping. The FDA routinely inspects and audits manufacturing compliance before a pharmaceutical is approved and every two years after approval. If we fail to comply with FDA and other governmental regulations it could result in fines, compliance expenditures, total or partial suspension of production and distribution, recall or seizure of products, suspension of the FDA’s review of NDAs, ANDAs or other product applications, enforcement actions, injunctions and criminal prosecution. The FDA has the authority, under certain circumstances, to rescind previously issued drug approvals.

Competition

In the United States, we are subject to intense competition in the generic drug market from other generic drug manufacturers, branded companies that sell their products to the generic market directly, and branded companies that form strategic alliances with generic companies.

Significant profits can be made from being the first to market with a generic version of a product. However, when a significant product comes off patent it is likely a number of companies will launch a generic version relatively quickly. As a result of this intense competition, prices tend to erode faster in the United States than in any other market.

Canada

The Canadian market is dominated by a small number of large market participants. The regulatory landscape is still evolving in Canada with proposals to speed the generic approval processes currently under consideration.

Asia Pacific

Australia

The Australian pharmaceutical industry has a total turnover of approximately A$7.3 billion, according to IMS data for the 12 months ended September 2004, and the industry employs approximately 30,000 people. Australia consumes approximately 1% of global pharmaceutical output.

The Australian generics market in 2003 was estimated to be worth approximately A$900 million. Australian generic pharmaceutical sales have been growing at more than 40% per annum. The total market for generics is expected to increase to A$2 billion per annum by 2008 due to three main factors:

•	expiration of the patents of many of the top 100 patented drugs covered by the Pharmaceutical Benefits Scheme, or PBS, products allowing for the registration of generic substitutes, resulting in the generics share of the prescription market increasing,

•	increased government support for generic pharmaceuticals; and

•	an aging population.

We are focused on injectable pharmaceuticals, so our key market is the hospital generics market.

Pharmaceuticals Benefits Scheme

The Australian Commonwealth Government reimbursement scheme for pharmaceuticals in Australia is known as the Pharmaceutical Benefits Scheme, or PBS. The PBS subsidizes the cost of prescription products and regulates the mark-up wholesalers and pharmacies can put on price. Under the PBS, manufacturers negotiate with the PBS Pricing Authority on the price at which the government will subsidize products.

Branded and generic products are listed on the PBS. The generic drugs are generally priced at the subsidized price, whereas the branded products are generally priced at a premium. Under the brand substitution laws, pharmacists are permitted to substitute a generic product for a branded prescription. Since the introduction of brand substitution in 1994, the generics market has grown significantly.

PBS costs have been increasing steadily and the government is keen to control this, which should lead to further support for generics in Australia.

Government support for the pharmaceuticals industry

The Australian Commonwealth Government has recognized that its position as the sole buyer of pharmaceutical products under the PBS reduces returns to manufacturers. This, in turn, has an adverse impact on the level of pharmaceutical activity undertaken in Australia and the growth and development of the pharmaceutical industry. To foster increased activity and investment in Australia, and to counter the low prices manufacturers receive for pharmaceuticals under the PBS, the Australian Commonwealth Government provides some financial support to companies undertaking certain activities in Australia, including manufacturing and research and development.

From April 1997 to June 2004 the Australian Commonwealth Government allocated funding of A$300 million to the Pharmaceutical Industry Investment Program, or PIIP, to cover payments to participating companies and administration costs. As a participant in the PIIP program, we received approximately A$40 million over the five-year period. In the 2003 Budget, the Australian Commonwealth Government announced the Pharmaceutical Partnerships Program, or P3, a research and development subsidy program, to replace the PIIP. The objective of the P3, is to stimulate A$500 million of investment in new high quality pharmaceuticals research and development activity in Australia by offering up to A$150 million in research and development funding from 2003 to 2009 through the P3 program. It is a competitive entry program to be delivered from July 1, 2004. We have been advised that we will receive funding under the P3 scheme if we perform R&D in specified areas, but the funding is skewed towards the later years of the program.

Regulation

In Australia, regulation of pharmaceuticals is governed by the Therapeutic Goods Administration, or TGA. The TGA carries out a range of assessment and monitoring activities to ensure therapeutic goods available in Australia are of an acceptable quality and standard.

All generic pharmaceuticals require registration by the TGA to ensure that the quality, safety and efficacy of the products meet Australian standards. The TGA usually determines this by reviewing the comprehensive dossiers developed by manufacturers. The generic company must be able to approve “bio-equivalence” of the generic product.

Once products are approved for marketing in Australia, they are included in the Australian Register of Therapeutic Goods, or ARTG.

All manufacturers of ARTG registered goods must have manufacturing processes that comply with the principles of Good Manufacturing Practices.

Impact of the Free Trade Agreement with the United States

In August 2004, the Australian Commonwealth Government passed legislation enabling Australia to enter into a bilateral trade agreement with the United States. The impact of this agreement on the generic pharmaceutical industry is not clear. However, there is some concern that patent provisions in the agreement could delay the introduction of generic pharmaceutical products to the Australian market by allowing the original patent holder to initiate action to impede or restrict the manufacturing of a brand equivalent generic product. This would increase the price of pharmaceutical products in Australia, as U.S. pharmaceutical companies would continue to sell higher price proprietary products. The agreement requires a pharmaceutical company proposing to launch a generic product to notify the original patent holder when seeking approval from the TGA to market a new product.

Competition

The Australian pharmaceutical market is becoming increasingly concentrated. This may make it more difficult for new entrants into the market. Most of the larger manufacturers are subsidiaries of international pharmaceutical companies. According to IMS data for the 12 months to June 2004, the ten largest pharmaceutical companies by sales in Australia accounted for more than two thirds of the overall market. We have a strong market position in the Australian generic, injectable market due to our broad range of products and our long history of operations there.

Generally, the Australian market does not experience the same price erosion as the United States as there tends to be a lower number of generic equivalents launched following patent expiry as a result of a fewer number of large competitors in the Australian market. Entry of a generic usually results in a price decline of approximately 10-30% from the branded price and does not erode as quickly over time.

Asia

The pharmaceuticals market in Asia is fragmented and in diverse stages of development. Historically, generics penetration has been low, however, there are some encouraging signs that this is changing. Cost containment measures by some governments combined with the growing demand for better care should stimulate generics growth. Whilst the generics market in Asia is currently underdeveloped, it is evolving and continued strong growth, albeit off a low base, is expected to continue.

Overview of Mayne Pharma

Mayne Pharma is an international generic injectable and specialty pharmaceuticals company with a strong sales and distribution infrastructure having a direct or indirect (through relationships with third-party distributors) presence in more than 50 countries. Built on a heritage of 150 years (through the Faulding business acquired in 2001), we have operations in Asia Pacific, the Americas and Europe, the Middle East and Africa (“EMEA”).

Our business focuses on researching, developing, obtaining regulatory approval, manufacturing and selling our products internationally. The product portfolio has been built around generic injectable oncology and is broadening its focus to include related therapeutic areas such as pain management and anti-infectives. We also have an increasing presence in branded generics and proprietary products.

With around 120 molecules marketed globally, we have an extensive range of product presentations and strengths. We currently generate strong revenues from generic injectable oncology products in Australia, the UK and continental Europe, and have a developing position in the US.

Depending on the particular region, we sell our products directly to hospitals and medical clinics, to distributors and group purchasing organizations, and/or to governments through tender processes. Our knowledge of local markets allows us to provide tailored pharmaceutical solutions to our hospital customers and health professionals.

Our organizational structure is based on a regional model with global management of common functions such as finance, manufacturing and supply and product development (including R&D). We have a direct sales presence in 20 countries, with distribution arrangements in a further 30 countries.

Our focus is on injectable formulations, however, a small proportion of revenue (less than 10%) comes from oral pharmaceutical products, which we produce as a contract manufacturer.

Our Mayne Pharma segment is focused on oncology, anti-infective and pain management products. Set forth below is a listing of some of Mayne Pharma’s principal products.

Generic Name	Branded Equivalent	Therapeutic class
Calcium Leucovorin	Wellcovorin®	Oncology
Carboplatin	Paraplatin®	Oncology
Cytarabine	Cytosar®	Oncology
Fluorouracil	Adrucil®	Oncology
Methotrexate	Amethopterin®	Oncology
Paclitaxel	Taxol®	Oncology
Pamidronate	Aredia®	Hypercalcemia
Vancomycin	Vancor®	Anti-infective

Our principal branded products are Doryx® (an anti-infective) and MVI® (an injectable multivitamin).

Europe, Middle East and Africa (EMEA)

We have a broad sales and marketing presence in the European generic injectable market. We currently have in excess of sixty approved products in EMEA and employ approximately 500 people. The regional head office is located in the United Kingdom with other offices located in Germany, France, Italy, Belgium (covering the Benelux region), Portugal, Ireland, Denmark, Norway, Sweden, United Arab Emirates and Saudi Arabia. We have distribution arrangements in a further 26 countries, including Spain, Austria, Finland and Greece. We believe this broad geographic presence in EMEA provides us with a competitive advantage in product distribution and in seeking product licensing opportunities with developers and manufacturers of pharmaceuticals who do not have this broad sales and distribution capability.

We have been established since the mid 1980s in the United Kingdom, where we have a strong market position in generic injectable oncology products.

We have experienced significant growth in many continental European markets as a result of our successful geographic expansion strategy put in place over two years ago. This strategy levers our manufacturing and sales capabilities by taking products currently manufactured for other regions and selling them into new countries. The continental European rollout of pamidronate has assisted with Mayne’s establishment of a broad European presence.

Our product portfolio in Europe, the Middle East and Africa is focused on oncology and accounted for approximately 80% of revenue in fiscal year 2004. We have invested in our human resources to build our skill base in the important area of product licensing.

In May 2004, we acquired an FDA-approved manufacturing facility in Wasserburg, Germany, specializing in non-cytotoxic injectable pharmaceutical manufacturing.

Products

We have been successful at being first to market with key products in Europe. Paxene® (paclitaxel), the first pan-European alternative to Bristol Myers-Squibb’s Taxol®, was launched in Europe in May 2004. This was facilitated by our ownership of a vertically integrated Paclitaxel API supply chain, our collaborative agreement with Ivax Corporation and our broad European sales and distribution infrastructure. Paxene® (paclitaxel) is expected to be the only alternative to Taxol® across the major European markets for up to nine months from the date the product was launched.

In the last two years, we have been first to market in Europe with three other important generic hospital drugs – the oncology products pamidronate and irinotecan, and the thalassemia drug, desferrioxamine.

Sales and distribution

We employ nearly 150 people in sales and marketing (including business development) in Europe, the Middle East and Africa. Our large sales and distribution infrastructure in generic injectable oncology drugs includes a direct presence in the United Kingdom, Germany, France, Italy, Belgium (covering the Benelux region), Portugal, Ireland, Denmark, Norway, Sweden, United Arab Emirates and Saudi Arabia and distribution arrangements in a further 26 countries, including Spain, Austria, Finland and Greece.

Our approach to sales and marketing differs depending on the country. As an example, in the United Kingdom, the process is largely tender driven. Long-term contracts with a small number of government purchasing organizations cover the majority of generic pharmaceuticals supplied to hospitals. This necessitates a relatively small sales force that concentrates on maintaining strong and long-term relationships with these organizations.

In contrast in Germany, the supply of generic pharmaceuticals is not tender driven but rather sales are made directly to hospitals and clinics. This demands a larger sales force to market to the large number of hospitals and clinics across the country.

Americas

In the Americas region, we have a direct presence in the United States, Canada, Brazil and Mexico, with distribution arrangements in a further three countries in central America. We have over forty approved products in the region and employ approximately 350 people. The regional head office is located in New Jersey.

In the United States, we have an established business with an improving market position. We have been focused on growing this business since it was acquired from Faulding three years ago through investment in internal development and through a number of small-to-medium-sized acquisitions. We believe that the recent acquisitions, combined with a strong internal research and development pipeline, will provide a solid platform for growth.

We believe we have a strong and established Canadian business in the generic injectable hospital market, having established operations there in 1988. We also have operations in Mexico and Brazil.

We have two manufacturing facilities in the Americas region. Aguadilla (Puerto Rico) for injectable finished product and Boulder (Colorado) for API processing. We now have a vertically integrated business for paclitaxel that encapsulates all components of the supply chain from sales and marketing right back to sourcing of the API.

Products

Our Americas business has traditionally been focused on commodity generics with a specialization towards oncology. In fiscal year 2004, two key oncology drugs, pamidronate and paclitaxel were significant contributors to revenue in the Americas region. Due to the competitive nature of the US market, price erosion of key generic drugs such as these tends to be high.

Our US business diversified in 2004 with the acquisition of the MVI® injectable multivitamin products. This acquisition introduced branded generics into our US portfolio and broadened the therapeutic focus.

Sales and marketing

We employ approximately 70 people in sales and marketing in the Americas region, including eight people who joined us as part of the MVI acquisition.

Our core generic products are primarily marketed by a dedicated sales force to hospitals, long-term care facilities, alternate care sites, clinics and doctors who administer injectable products in their offices. Collective purchasing agreements have become increasingly important to healthcare providers as a means to control costs. Buyers make arrangements with group purchasing organizations, or GPOs, which negotiate agreements on behalf of their members, or through specialty distributors, which specialize in particular therapeutic categories such as oncology. We have long-term relationships with many GPOs in the United States, which account for more than 90% of all hospital-based pharmaceutical purchases in the United States.

Asia Pacific

We are the market leader in generic injectable pharmaceuticals in Australia and have established a presence in most key Asian markets. We employ over 1,000 people in the region and have over 115 approved products. The head office is located in Melbourne, Australia, with other offices located in New Zealand, Singapore, Malaysia and Hong Kong.

Australia

According to IMS data for the 12 months to June 2004, we are the eighth largest pharmaceutical company by sales in the Australian hospital pharmaceuticals market. In Australia, we have a broad specialty pharmaceuticals portfolio, with less than 50% of revenues coming from commodity generics, and our products are spread across diverse therapeutic areas.

We have a well developed product-licensing strategy in Australia. The strategy focuses on Mayne identifying licensing of rights and marketing of proprietary products already sold overseas, for the Australian market. Our clinical selling capabilities in the Australian market makes us an attractive product licensing partner for overseas companies.

We also carry out some contract manufacturing in Australia.

We have two manufacturing facilities in Australia: Mulgrave, a large facility with cytotoxic (poisonous) capabilities, and Salisbury, which focuses on oral pharmaceuticals.

Products

In Australia, we have a broad specialty pharma portfolio which includes commodity generics, branded generics and proprietary products. Our portfolio covers a broad range of therapeutic areas including oncology, anesthesia, pain management and anti-infectives.

During 2004 we continued to successfully license patented drugs, launching four new products: Eligard® (a prostate cancer drug), Kytril® (for oncology related nausea), Granocyte® (a cell-growth factor) and Gabitril® (an epilepsy drug).

Sales and marketing

In the Asia Pacific region, we employ nearly 100 people in sales and marketing.

Sales of generic products in Australia are driven by state contracts. These contracts are won through successful tendering and negotiation. We have strong and long-standing relationships with the key decision-makers. Sales of branded products are driven by physician prescriptions. We have experienced sales teams with therapeutic area specialization to market our branded products to physicians.

Our clinical selling capabilities combined with our strong tendering capabilities have been important in developing and maintaining our strong position in specialty pharma in Australia.

Oral pharmaceuticals

In Australia, we manufacture some oral pharmaceuticals for sale in Australia and overseas. Less than 10% of Mayne Pharma’s total sales are from oral products.

We produce a number of oral based drugs which have proprietary features, mainly related to modified release technology. Some of these products are marketed by third parties overseas and provide a consistent, strong margin income stream.

In our development of oral pharmaceutical products, we do not seek to develop new chemical compounds but rather seek to utilize our drug delivery capabilities to develop innovative products with improved formulations, new dosage forms, or simpler dosing schedules with fewer side effects. This business develops and markets branded products in therapeutic niche areas, including:

•	Kapanol®, a patented sustained-release morphine product; and

•	Eryc® and Doryx®, modified-release antibiotics.

Our oral products are manufactured at the Salisbury facility in South Australia.

Asia

Our presence in Asia is growing, with subsidiaries located in Singapore, Hong Kong and Malaysia, joint venture arrangements in Thailand and Taiwan, and distribution arrangements in a number of other countries. Malaysia is currently our largest market and Thailand and Korea are showing strong potential.

We do not have a presence in Japan. In the past, the Japanese market has been characterized by low growth and low acceptance of generics. However, there are early signs that this may be changing so Japan could represent an opportunity in coming years.

Product approvals in 2004

Our product launch activity was weaker in fiscal year 2004 than in prior years due to a lack of focus on developing the pipeline in the years prior to us acquiring the Faulding business. When referring to products in our pipeline, we refer to local market value or “LMV”. LMV refers to the local market value of sales of the equivalent patented product prior to expiration of patent protection. Whilst it is industry practice for generic companies to quote LMV’s or branded sales figures for products in their pipeline, it is important to note that the value of the market will likely decline once patents expire due to price erosion when generic competitors enter the market. The decline of market value may be substantial, and we can give no assurance of the proportion of the total market sales that our generic product, if approved, will achieve. The rate of price erosion depends on the number of competitors in the market, availability of alternative products and existence of an exclusivity period.

Product approvals over last three fiscal years

	June 2004	June 2003	June 2002
Americas	7	11	10
Europe, Middle East and Africa	23	36	35
Asia Pacific	4	26	28

TOTAL	34	73	73

In 2004, we received a total of 34 product approvals, compared to 73 in 2003.

Approvals received included:

•	tentative approval (pending patent expiry) for fluconazole (a drug used to treat systemic fungal infections) in the US, the generic version of Pfizer’s Diflucan. This product was subsequently launched in July 2004;

•	tentative approval (pending patent expiry) for carboplatin (a chemotherapy drug used to treat cancer) in the US, the generic version of Bristol-Myers Squibb’s (BMS) Paraplatin, received in March (LMV: US$ 746 million). In April, Teva settled its litigation with BMS and entered into a supply and distribution agreement with BMS that would see Teva enter the market approximately four months before the patent expires;

•	FDA approval for two new MVI® products: the 13 nutrient product and the no Vitamin K product. The latter was also granted orphan drug status which means that we receive up to seven years of marketing exclusivity in the US;

•	approval for Paxene® in 9 European countries including Germany, France, Italy and the Nordic region;

•	two licensed products, Eligard® and Kytril®, were launched in Australia; and

•	in July 2004, we received tentative approval (pending patent expiry) for mitoxantrone in the US.

Product pipeline

As at June 30, 2004, we had filed 107 applications with various regulatory agencies for generic equivalents of drugs with aggregate 2004 LMV of US$3.2 billion, of which drugs with aggregate LMV of US$1.0 billion have received approval since July 1, 2004.

Fiscal years 2005 and 2006 are expected to be strong years in terms of new product launches. 154 individual country approvals are expected with a LMV potential of US$3.7 billion. Included in this LMV figure is the launch of propofol and ondansetron in fiscal 2006. The combined LMV of these products is approximately US$1.1 billion and the launch of both products in fiscal 2006 is subject to the successful outcome of litigation. If we are successful in launching products in accordance with our expectation, this would be a significant increase in products launched over recent years.

The table below lists the significant anticipated product launches for fiscal years 2005 and 2006 that have already been disclosed to the market.

Anticipated product launches in fiscal year 2005 and fiscal year 2006

Generic Name	LMV(1)	Expected launch details	Therapeutic Class	Brand Name
Fiscal year 2005
Fluconazole (Americas)	US$212 million	Launched July 2004.	Anti- infective	Diflucan®
Carboplatin (Americas)	US$746 million	Launched October 2004.	Oncology	Paraplatin®
Paxene®/Paclitaxel (EMEA)	US$478 million	Launched Paxene® in some European countries in May 2004; commenced launch of Mayne paclitaxel in countries not covered by Paclitaxel agreement with Ivax during the second quarter of fiscal year 2004.	Oncology	Taxol®

Irinotecan (EMEA)	US$217 million	Launch in further European countries.	Oncology	Camptosar®
Epirubicin (EMEA)	US$149 million	Launch in 1st country in mid-fiscal year 2005; progressive launches in other countries through to fiscal year 2006.	Oncology	Ellence®

Fiscal year 2006
Propofol (Americas)	US$526 million	Paragraph IV filing; if successful we will be the third participant in a market that does not genericise until 2015.	Anesthesia	Diprivan®
Ondansetron (Americas)	US$542 million	Paragraph IV filing; if successful, we may receive up to six-months of exclusivity. If unsuccessful, we expect to launch in FY07 when the market genericises in the US.	Oncology	Zofran®
Ondansetron (EMEA)	US$134 million	Approval expected in some European countries in fiscal year 2006; launches through to fiscal year 2007.	Oncology	Zofran®
Ondansetron (Asia Pac)	US$9 million	Approval expected in Australia.	Oncology	Zofran®

(1)	LMV refers to the local market value of sales of the equivalent patented product prior to expiration of patent protection. Whilst it is industry practice for generic companies to quote LMV’s or branded sales figures for products in their pipeline, it is important to note that the value of the market will likely decline once patents expire due to price erosion when generic competitors enter the market. The decline of market value may be substantial, and we can give no assurance of the proportion of the total market sales that our generic product, if approved, will achieve. The rate of price erosion depends on the number of competitors in the market, availability of alternative products and existence of an exclusivity period.

Research and Development

Research and development, or R&D, activities have been the principal contributor to our strong product pipeline. The future performance of our pharmaceuticals business will depend, to a significant extent, upon the effectiveness of our R&D activities.

We have global R&D capabilities, with product development, intellectual property and regulatory affairs personnel based in all three regions. Our R&D team has expanded in recent years, and currently consists of over 200 staff.

Our research and development activities are focused on injectable pharmaceuticals primarily in the area of oncology and related critical care areas. We seek to develop generic products that have one or more characteristics that we believe will make it difficult for other competitors to develop competing generics. These characteristics can include:

•	specialized manufacturing capabilities;

•	difficulty in sourcing raw materials;

•	complex formulation or development characteristics;

•	unusual regulatory or legal challenges to overcome; or

•	sales and marketing challenges.

Our research and development expenditure in the last three years was as follows:

	Year ended June 30,
	2004	2003	2002(1)
	(in A$ millions)
Research and Development	44.0	44.6	44.8

(1)	R&D expenditures for fiscal year 2002 include expenditures of the F.H. Faulding business (“Faulding”) for the three months ended September 30, 2001, which was prior to our acquisition of Faulding. R&D expenditures for Faulding during this period are based on Faulding’s management accounts.

Raw materials (API sourcing)

Mayne has historically sourced all active pharmaceutical ingredients, or API, externally. However, through the acquisition of the paclitaxel API processing business in Boulder, we have gained capability for API development and manufacturing. This facility currently only manufactures the API used in paclitaxel. The rest of the raw materials used in manufacturing are sourced externally from suppliers in the United States, Europe, India, China and other countries.

We have established relationships with preferred suppliers with whom we work very closely with the goal of ensuring continuity of supply while maintaining material quality and reliability. The aim of these relationships is to enable us to obtain competitive pricing with the opportunity to bundle several APIs together to reduce unit costs.

Some raw materials are only available from a limited number of suppliers. The name of the raw material supplier must be specified in the ANDA submitted to the FDA. If raw materials are unavailable from a supplier stipulated in the drug application, an alternative supplier must be found and endorsed by the FDA before sales of the product can continue. Where possible, we will name more than one raw materials supplier in the ANDA to minimize disruption should raw materials be unavailable from the core supplier.

For some of Mayne’s products, we source API for that product from only one supplier. Pamidronate, which we source from two suppliers, generates a significant portion of revenue and gross margin for our Mayne Pharma business. Any disruption in the supply of this product could have a significant impact on Mayne’s consolidated earnings.

From time to time, it is necessary to maintain increased levels of certain raw materials due to the anticipation of raw material shortages or in response to market opportunities.

The acquisition of the Boulder, Colorado API processing facility in the United States has provided us with the potential opportunity to selectively vertically integrate into API through the expansion of the facility’s API capabilities beyond paclitaxel.

Manufacturing

Following the acquisition of the Wasserburg facility during 2004, we now have manufacturing facilities located in each of our core three regions, EMEA, the Americas and Asia Pacific. Injectable facilities are located in Mulgrave (Australia), Aguadilla (Puerto Rico) and Wasserburg (Germany). Having a manufacturing facility located in each region provides the opportunity to optimize cost, quality and time to market, provides increased flexibility in managing capacity and reduces our reliance on any one manufacturing facility. We also have an oral manufacturing facility in Salisbury, South Australia.

In fiscal year 2004, we increased our vertical integration capabilities through the acquisition of an API processing facility in Boulder, Colorado.

Our Mulgrave (Australia) facility, which is our largest and most diverse finished dosage facility, provides us with the capability to formulate, fill, label and package finished dosage forms of injectable pharmaceutical products. The facility has a broad filling capability, including the ability to sterilize or aseptically fill single and multiple dose vials. The facility also has the capability to lyophilize, or freeze dry, products. Products from this facility are sold in fifty countries around the world. Approximately A$50 million is currently being invested in additional cytotoxic production capabilities at this facility.

In our Mulgrave facility, we also conduct some contract manufacturing of finished dosage injectable products for other pharmaceutical companies.

Our Wasserburg facility in Germany can produce both terminally sterilized and aseptically filled ampoules and vials. The core competency of the business is lypohilization—a complex technique to freeze-dry a solution into a solid/powder to offer extended shelf life of the product. The operations are also capable of product inspection, packing and analytical services. We will progressively increase the number of our own products produced at this facility. We are also committed to retaining the existing contract manufacturing business at Wasserburg, which manufactures sterile injectable pharmaceuticals for customers throughout Europe, Middle East and America.

Our Aguadilla, Puerto Rico manufacturing facility has capabilities to formulate, fill, label and package finished dosage forms of injectable pharmaceutical products. The facility has a broad filling capability, including the ability to terminally sterilize or aseptically fill single and multi-dose vials and ampoules. The products of the Aguadilla facility are sold worldwide.

An investment program at the Aguadilla facility is being driven by the need to meet future capacity requirements and current Good Manufacturing Practices, and to enable us to in-source the manufacture of the MVI products. We currently expect the plant to be closed for approximately three months during fiscal year 2005 in connection with this investment program. These investments are designed primarily to increase the manufacturing capacity of injectables by adding two complete high technology production lines. A new modern laboratory dedicated to the research and development of new drug applications is also being built.

Quality and Compliance

We take a global approach to managing quality and compliance with regulatory authorities such as the FDA and TGA. We have appointed a global head of quality, based in the United States, to promote compliance with current Good Manufacturing Practices in each region, and we engage internationally recognized experts as appropriate to review both our manufacturing processes and procedures as well as our administrative processes and procedures in each region. We have made significant investments in compliance personnel, staff management and systems in the last two years.

We are committed to maintaining a high standard of regulatory compliance and providing high quality products to our customers. To meet these commitments, we have, over the past two years, significantly increased resources devoted to quality assurance and regulatory compliance, and developed and implemented improved quality systems and concepts throughout the organization. Our senior management team is actively involved in setting quality policies and managing internal and external quality performance. Our quality assurance department provides leadership and supervises our quality systems. An active audit program utilizing both internal resources and external consultants monitors compliance with applicable regulations, standards and internal policies.

Various regulatory agencies, including the FDA and TGA, periodically inspect manufacturing facilities of companies in the pharmaceuticals industry. In connection with these inspections, these regulators often request that companies take specified actions to improve the compliance of their manufacturing processes with applicable regulations. In November 2002, following a periodic inspection of our manufacturing facility in Mulgrave, Australia, Mayne received a warning letter from the FDA in which the FDA identified specific areas where it believed Mayne needed to improve its compliance with FDA requirements. Since the warning letter, Mayne has made significant investments in head count, staff management, operating systems and equipment, and standard operating procedures. Mayne believes that it is adequately addressing the concerns raised by the FDA in the warning letter.

In preparation for the manufacture of a number of important non-cytotoxic products at our Aguadilla manufacturing site, we are in the process of upgrading the facility to be able to handle the increased capacity required. We are investing more than A$15 million in our Aguadilla manufacturing facility in fiscal years 2004 and 2005 to upgrade its operations and install a new filling line related to the production of MVI products. In fiscal year 2004, the FDA audited this facility and identified a number of Observations, which we are addressing.

We recently undertook a company review to evaluate our administrative procedures for dealing with adverse drug event reporting (known as pharmacovigilance). Adverse drug events occur when patients experience side effects or other complications following treatment with a particular drug. To comply with FDA regulations, we must search and identify adverse drug events and report them to the FDA for products that we manufacture or for bioequivalent products sold by our competitors. Our review identified areas for improvement in our administrative procedures for dealing with pharmacovigilance reporting. The FDA separately and subsequently undertook a review of our US pharmacovigilance procedures as part of its ongoing review program. The FDA audit report included a number of Observations that identified areas where the FDA believes Mayne should improve its administrative processes. These include hiring additional staff with responsibility for pharmacovigilance, improving the timeliness of adverse drug event reporting, and updating our detailed operating procedures. We are working closely with the FDA to make the necessary changes to our processes quickly and effectively.

CONSUMER PRODUCTS

Consumer Health Products Industry Overview

The consumer health products market is very broad and could include any non-prescription product that is sold to an individual that enhances his or her health. The relevant segment of the market for Mayne is principally the nutraceutical market.

The nutraceuticals market comprises dietary supplements in the form of herbal, mineral, vitamin and other health supplements. Nutraceuticals are sold through a number of retail outlets. Pharmacies, supermarkets and health food stores make up the majority of retail sales, with the remainder represented by mail order, internet and practitioner distribution.

The Australian complementary medicine market is estimated to be worth approximately A$800 million in annual turnover. Australian demand for nutraceuticals has been positively influenced by the maturing demographic profile of the population, a trend to self-administration of preventative therapies, and the substitution by natural remedies of pharmaceutical medicines. In April 2003, the Australian complementary medicine industry’s largest contract manufacturer of nutraceutical products, Pan Pharmaceuticals Limited, had its manufacturing license revoked by the Therapeutic Goods Administration, or TGA, for inappropriate manufacturing practices and a recall notice was issued. Because Pan was one of our major suppliers, the recall had a significant impact on our business. In addition there was also the risk that it could have a long-term impact on the complementary health industry in Australia. However, the complementary health market has shown resilience in the wake of the Pan recall and the market has recovered quicker than expected.

According to Aztec Information Systems, the Australian nutraceuticals market grew in value by an estimated 3.7% in the 12 months to June 2004. This growth was achieved despite the turbulence in the market following the Pan Pharmaceuticals recall. Following that recall, consumer confidence in complementary medicine went though a period of rebuilding, and products previously manufactured by Pan took some time to return to the shelves.

Regulation

The consumer health products market in Australia is governed by the TGA. All Australian sponsored therapeutic goods are either “listed” or “registered” on the Australia Register of Therapeutic Goods, or ARTG, depending on their composition and intended use. Listed medicines are considered to be of lower risk than registered medicines, often containing well-known ingredients, usually with a long history of use. Registered medicines also tend to be designed to treat more serious conditions. As complementary medicine products are generally considered to be low risk compared to prescription medicines, they usually only require “listing” on the ARTG.

The TGA assesses listed medicines for quality and safety. Sponsors are also required to hold evidence of efficacy supporting the claims that they make for their products. Manufacturers of therapeutic goods in Australia must comply with the Australian Code of Good Manufacturing Practice.

Following the Pan Pharmaceuticals recall, the level of regulation of the Australian complementary healthcare products industry is increasing. The TGA has implemented more stringent requirements for manufacturers of complementary medicines in Australia. The manufacturing standards have moved closer towards the standards for the traditional pharmaceuticals industry, which is likely to increase compliance costs for all companies operating in the sector. Smaller competitors in the market who do not have the necessary compliance experience may find it more difficult to compete in this more regulated environment.

Mayne Consumer Products

The consumer products business is the leading provider of vitamin and mineral supplements in Australia holding a 25% market share at June 2004. Our consumer products business develops, manufactures, and markets nutraceuticals, which includes vitamins, minerals and other health supplements. We sell our brands through the pharmacy, grocery, health food store and direct marketing channels.

Our portfolio of brands includes a number of market leaders in the Australian nutraceuticals market, including:

•	Nature’s OwnTM, the number two brand in the Australian retail pharmacy market by sales value;

•	Cenovis®, the number one brand in the Australian grocery store market by volume and number two brand in the Australian grocery store market by sales value;

•	Bio-OrganicsTM, the number three brand in Australian retail pharmacy market by sales value;

•	Golden Glow®, a large direct mail brand in Australia.

The Pan recall in April 2003 had a direct impact on our consumer products business, as Pan produced about one third of our products at the time of the recall. We quickly responded to the TGA decision by withdrawing the products from sale and establishing a consumer refund option. Prior to Pan moving into voluntary administration we issued legal proceedings against Pan to recover costs associated with the recall. We moved quickly to re-establish product supply, with grocery retailers receiving full supply of Cenovis® products in June 2003, and approximately 90% of our other brands were re-supplied to retailers by December 2003.

Our consumer products business segment is now more focused and streamlined following the significant restructuring that took place following Pan. We undertook a proactive strategy to rationalize our product portfolio to focus on higher margin products. The rationalization process included a restructuring of the underlying cost base including the streamlining of our marketing and sales force. We now manufacture almost 75% of our consumer products at our facility in Virginia, Queensland, up from 50% prior to the Pan recall. The efficiency of our manufacturing and packaging processes has improved significantly in the last year. Our pharmaceuticals background and strong manufacturing capabilities means we are well placed in the increasingly regulated environment.

During fiscal year 2004 we successfully launched a selection of our Nature’s Own™ brand into grocery. This move neither reduced sales of our leading grocery brand, Cenovis®, nor Nature’s Own™ pharmacy sales.

We have rebuilt our market share following the Pan Pharmaceuticals recall. According to Aztec Information Systems, at June 13, 2004, we were the market leader in the combined pharmacy and grocery nutraceuticals market, with a market share of approximately 25%, up from 18% in July 2003.

We also manufacture and distribute a select range of over-the-counter products, including Betadine, the leading pharmacy antiseptic. Over the counter products accounted for approximately 15% of revenue for our consumer products segment in fiscal year 2004.

PATHOLOGY

Pathology Industry Overview

Pathology is a specialty of medicine that involves the testing of blood, urine and body tissues to aid in the diagnosis and treatment of disease states. In Australia, the pathology market covers both public and private community patients. The private community patients are serviced by private pathology practices, which over the past ten years have become larger and fewer as a result of mergers and acquisitions. The owners of these large practices, of which Mayne is one, are mainly public and private corporations that have successfully merged these smaller practices into larger pathology networks. The provision of pathology services through these networks is by specialist pathologists and scientists supported by a well-organized infrastructure of laboratory, collection and courier services.

In Australia, pathology is estimated to be a A$1.4 billion industry primarily funded by the Australian Commonwealth Government, with approximately 92% of services funded by Medicare. The pathology industry has an agreement with government for the level of funding of pathology. This agreement has recently been renewed for a further 5 years from July 2004 and provides for total agreed government funded pathology outlays to increase by approximately 5% per annum (subject to inflation-related adjustments). If volumes are growing at a rate lower than the ceiling rate of 5%, the government will approve a fee increase. In December 2003, the Australian Commonwealth Government introduced a fee increase of approximately 3.1% in response to soft industry volumes.

The operating model for pathology businesses means large efficient operators can enjoy economies of scale through further acquisition or consolidation. This has driven significant consolidation in the pathology industry over the last ten years and has helped to sustain the level of bulk billing in Australia. Bulk billing is when Medicare benefits are paid directly to the practitioner in full payment of the patient’s account.

The pathology industry tends to be mildly seasonal in Australia. The second half of the fiscal year tends to generate greater revenue than the first half due to stronger revenue in the first quarter of each calendar year.

Mayne Pathology

Our integrated pathology network is Australia’s second largest by sales. It comprises Dorevitch Pathology and Gippsland Pathology Service in Victoria, Laverty Pathology in New South Wales and the ACT, QML in Queensland, and Western Diagnostic Pathology in Western Australia and the Northern Territory.

The network brings together more than 4,000 pathologists, scientists, technical and collection staff, couriers and support staff in more than 70 laboratories and 540 collection centres. This gives doctors, patients and commercial organizations access to some of Australia’s best pathologists and is underpinned by high levels of service to provide improved outcomes.

Operating as a national pathology network allows us to improve quality by drawing on the expertise of our staff across the network, and gain efficiency benefits arising from centralized purchasing of equipment and consumables. Our size and the depth of our expertise also allows for continued investment in staff development and a broad base to provide career development opportunities to our staff across Australia. Our professional staff also take an important interest in the ongoing development of the industry with significant representation including serving as officers of industry bodies.

In fiscal year 2003, we expanded our business with the acquisitions of QML (October 1, 2002) and the remaining 68% stake in Gippsland Pathology Services (GPS) (acquired July 1, 2003). We have now completed the integration of these businesses into our national network.

Mayne Medical Centres

We operate 49 medical centres across Australia. These medical centres consist of stand-alone medical practices that are serviced by General Practitioners, or GPs. Having operated medical centres since 1995, our major expansion occurred through the acquisition of a significant number of practices in 2001 and 2002. The basis for the acquisition of a medical practice is a function of its strategic location in terms of our other health facilities, and its quality of earnings, custom and price. Typically, the GPs involved in the practice continue to run the clinical aspects of the business and pay Mayne a percentage of revenue generated to compensate for infrastructure, management and operational services provided to them.

Our network of medical centres assists with providing a referral base for our pathology business segment, and to a lesser extent, our diagnostic imaging business segment. However, the clinical independence of GPs working within our medical centers, including the choice of pathology and diagnostic imaging provider, is a fundamental premise of this business. Our approach involves leveraging our management expertise and resources to ensure the efficient management of medical centres to support GPs in their goal of providing quality medical care.

DIAGNOSTIC IMAGING

Diagnostic Imaging Industry Overview

Diagnostic imaging is a branch of medicine that assists in diagnosis and some treatments using a range of high technology imaging models including:

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

The total Medicare reimbursement from the Australian Commonwealth Government for diagnostic imaging services in Australia during fiscal year 2004 amounted to A$1.3 billion. In addition, direct private billings are significant for diagnostic imaging, unlike pathology, which is largely bulk-billed to Medicare. The public sector provides diagnostic imaging services to public hospital patients and accounts for approximately half of total revenue.

Similar to the pathology industry, industry growth for the diagnostic imaging industry is also governed by a funding agreement with the Australian Commonwealth Government. The current agreement runs for five years from July 2003 to July 2008 with total agreed government funded diagnostic imaging outlays to grow at approximately 5% per annum (subject to inflation-related adjustments). In April 2004, the Australian Commonwealth Government announced an average fee increase of 3% for diagnostic imaging services (excluding MRI) in order to meet the funding agreement. The increase came into effect in June 2004 and followed a period of softness in diagnostic imaging volumes. A reduction in the bulk billing rate and a decrease in general practitioner attendances over the last 12 to 18 months have contributed to the soft industry volumes. A further 3% fee increase (excluding MRI) was agreed and introduced on November 1, 2004.

In June 2004, the Australian Commonwealth Government announced plans to grant 23 additional MRI licenses across Australia. The Medicare rebates resulting from the operation of the additional MRI machines are being funded by a reduction in the average rebate for MRI services. The expansion was delayed due to the recent federal election, however the fee reduction was implemented effective August 2004.

Future growth in demand for diagnostic imaging is expected to be driven by:

•	the ageing population in Australia;

•	the movement away from invasive exploratory surgery towards the use of modalities such as MRI and CT scanning for certain diagnoses; and

•	an improvement in the accuracy and capabilities of imaging techniques through more complex and technologically advanced modalities.

There has been significant consolidation in the diagnostic imaging industry over the last several years. Operators are now looking to derive efficiencies and economies from their businesses.

Mayne Diagnostics Imaging

We own and operate Australia’s second largest diagnostic imaging network, operating in public hospitals, private hospitals and stand-alone imaging centres in the eastern seaboard states of New South Wales, Victoria and Queensland. We operate over 130 imaging sites across our network.

Our diagnostic imaging network provides the full range of services performed by accredited imaging specialists, and technical and clerical staff. Our broad network enables imaging specialists to share expertise across the group. The group also supports ongoing research to drive advances in diagnostic imaging, primarily in the areas of interventional radiology, MRI and neurology.

We currently have an interest in 18 MRIs (11 “funded” licenses (including two joint ventures), where examinations are eligible for Medicare rebates, and 7 “unfunded” licenses, where examinations are not eligible for Medicare rebates), which represents approximately 21% of all funded MRIs in Australia. We have applied for a number of the new MRI licenses announced by the Australian Commonwealth Government in June 2004.

PHARMACY

Industry Overview

In Australia, prescription pharmaceutical products (often called “ethical” products, another term for prescription pharmaceuticals used in the industry) are principally dispensed via the prescription of a physician through a pharmacy or administered in hospitals. The balance of the pharmaceutical market is made up of over-the-counter products that do not require the prescription of a physician. Some over-the-counter products are scheduled, requiring pharmacists to oversee the sale to the consumer. Other over-the-counter consumer health care products are sold on an unrestricted basis through pharmacies, supermarkets and other retail outlets.

The Pharmaceutical Benefits Scheme, or PBS, directly subsidizes the cost of pharmaceuticals prescribed by physicians and dispensed by independent private sector pharmacists. Approximately 75% of all prescriptions are Government subsidized under the PBS. The remaining 25% of prescriptions are those that cost less than the patient co-payment or are private prescriptions.

General patients pay the cost of dispensed pharmaceuticals up to a maximum of the general patient co-payment, currently A$23.70 per item. Where the dispensed price of a drug is above the general patient co-payment, the patient pays A$23.70 and the Australian Commonwealth Government pays the balance up to the PBS listed price. Concessional patients (people who receive certain pensions, benefits or health care concession cards, or who meet certain other criteria) pay only A$3.80 per item with the Australian Commonwealth Government paying the balance up to the PBS listed price. The price paid for a prescription product represents the sum of:

•	the manufacturer’s price, negotiated between the Government and manufacturer;

•	a margin to cover the wholesale cost (currently up to 10%, but the Government has announced that the margin is under review);

•	a mark-up by the pharmacist (10% for PBS products up to A$180); and

•	a prescribed pharmacist’s professional fee (payable per script).

The majority of expenditure on the PBS is directed towards those least able to afford the cost of pharmaceuticals. Government expenditure on concessional benefits prescriptions represented around 80% of the total Government cost of PBS prescriptions.

PBS benefit payments grew 10% in fiscal year 2004 to approximately $A5.56 billion according to data released by the Health Insurance Commission. However, the Commonwealth of Australia introduced a number of measures in its 2002/2003 budget, including increasing the co-payment, as noted above, to reduce the growth rate. Projected future PBS expenditure growth is expected to be around 10% per annum after the impact of these measures.

Specialist wholesalers undertake the distribution of pharmaceutical products to pharmacies and hospitals in Australia. The Australian health care product wholesale market is highly concentrated with three primary wholesalers: Mayne (previously Faulding), Australian Pharmaceutical Industries Limited and Sigma Company Limited. The market is highly competitive with discounting and other aggressive pricing behavior a regular occurrence. Competition is based on the strength of the wholesaler’s distribution network, pricing and product mix and the range of value-added services provided to pharmacists. Profitability for the three primary wholesalers is dependent on an ability to realize economies of scale and cost efficiencies, and servicing skills in attending to the needs of pharmacist customers.

In 2003, Woolworth’s Limited, one of Australia’s largest supermarket chains, announced its intention to enter the retail pharmacy services market by co-locating retail pharmacies in their grocery store premises. The impact of this potential new entrant into the market as well as the entrance of Woolworth’s competitors, could have increased competition in the pharmacy services industry over the short and long term. In April 2004, the Australian Commonwealth Government indicated that it intends to continue to recognize the importance of preserving the community pharmacy model and not support deregulation that erodes this model. This renewed support from the Australian Commonwealth Government for the community pharmacy model in Australia was an important development for the wholesale pharmacy distributors.

There are currently approximately 4,900 retail pharmacies operating in Australia, of which approximately 1,600 are members of retail pharmacy banner groups. Membership of a retail banner group provides individual pharmacies with access to an established retail brand with the associated consumer awareness, greater buying power and a range of value-added services, extending from inventory management services to group marketing and promotional activities. In return for these services, banner group member pharmacies pay membership fees. Most of the national banner groups are owned by Mayne, API or Sigma. However, banner group members remain free to purchase supplies from any wholesaler, and purchasing power ultimately rests with the individual pharmacists.

Regulation

The consumer price of most prescription pharmaceuticals is regulated. The manufacturer’s price is determined by negotiation between the Australian Commonwealth Government and pharmaceutical manufacturers through the PBS. The wholesale price for PBS prescription pharmaceuticals paid by the government to the pharmacy is the sum of the agreed manufacturer’s price plus a 10% wholesale margin.

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

The State and Territory Pharmacy Acts also impose limits on the number of pharmacies that a pharmacist or a pharmacist-controlled body corporate can own.

The Third Pharmacy Guild-Government Agreement was announced in May 2000. The agreement provided for A$5.2 billion in prescription dispensing remuneration to pharmacists and A$416 million for other payments, and is to operate between July 1, 2000 and June 30, 2005. It also eased some restrictions regarding the geographic location and separation of pharmacies and gave a boost to rural pharmacy through financial accommodations to pharmacists in remote areas.

Mayne Pharmacy

Our pharmacy business segment provides wholesale distribution services to community pharmacies and hospitals, professional services to independent and branded pharmacies and operates four retail pharmacy brands in Australia.

Wholesale distribution services

Our pharmacy business segment distributes pharmaceuticals and related products to approximately 2,700 pharmacies (of which approximately 470 were members of our retail banner groups during the year). Approximately 20,000 products, including prescription pharmaceuticals and a wide range of over-the-counter medication and health care products, are distributed on an on-demand basis from 14 warehouses throughout

Australia. Most capital city distribution centres offer up to two deliveries per day and delivery usually occurs within four hours of the customer placing an order. Our on-line ordering systems link customers directly to our distribution centres.

In June 2003, the rollout of the core IT platform for the business, Orion, was completed. Covering all warehouses nationally, the system allows more streamlined and efficient processes for our business and its customers.

We also provide distribution services to some Australian hospitals by acting as their prime vendor. This involves supplying pharmaceutical products and medical consumables, and improving the management of the hospitals’ internal supply function. Similarly, distribution services are provided to dentists nationally with the provision of dental consumables.

Retail Services (retail branding and management services to pharmacies)

The pharmacy business assists pharmacies to offer better professional and retail services by providing retail brands, private label products, back office support, technology and distribution services. We currently have four retail banner groups. Each retail banner group is targeted at a different market segment.

Chemmart®: premium community brand;

Healthsense®: focuses on the growing number of consumers who prefer natural products and therapies;

Medicine Shoppe®: centres on dispensary care and advice, geared to the needs of aging patients; and

Terry White Chemists®: the premium shopping centre brand and Australia’s fastest growing pharmacy brand both in numbers and turnover.

In addition, Synergy Operating Systems™ provides unbranded business support services to 107 pharmacies.

Retail services provides point-of-sale systems, dispensary management systems, business planning tools and accounting software under the Minfos® brand and connectivity.

These pharmacy information services enhance our position as the conduit for products and information between manufacturers and pharmacists.

Pharmacy guarantee scheme

We also provide financial assistance to pharmacists seeking to acquire or expand pharmacies. Through our pharmacy finance guarantee scheme, we provide guarantees of pharmacists’ borrowings from a number of banks. To manage our exposure under these guarantees, we have entered into arrangements that have the effect of limiting the banks’ recourse to Mayne under the guarantees. The majority of guaranteed loans are now subject to a 10% recourse limit. Pursuant to this limit, our total guarantee liability is limited to 10% of the total guarantees outstanding in relation to the specified guaranteed loans. A small number of guaranteed loans (with total value of only A$3.5 million) are subject to a 25% recourse limit, and we have a 100% exposure in relation to guaranteed loans totaling A$0.5 million. We are making an effort to reduce our exposure under the pharmacy finance guarantee scheme.

As of June 30, 2004, we guaranteed 1,222 individual loan facilities, down from 1,510 at June 30, 2003. Our total guarantee exposure (disclosed as a contingent liability in our financial statements) is approximately A$66 million (2003 – A$80 million). This represents the maximum amount that we could be required to pay under the guarantees currently provided.

Strategy for the pharmacy business segment

In October 2003, we announced that we were in discussions with a number of parties regarding the potential sale of our pharmacy business segment. In April 2004, we announced that after detailed consideration of a number of offers for the potential trade sale of the pharmacy business segment, we had decided to withdraw the business from sale. Following a thorough testing of the market, it was determined that the value to Mayne from retaining the business and continuing to operate it was considerably greater than any offers received.

Following a strategic review, the pharmacy business is now strongly focused on its core business: wholesale distribution services to community pharmacies and hospitals. The business is committed to satisfying customers’ orders in full and delivering on time at a competitive price. This is underpinned by our commitment to support pharmacists in building customer loyalty and profitability through our retail banner groups, and by providing professional services to independent and branded pharmacies. We are also focused on the release of capital from this business from improved management of working capital.

ITEM 4C – NOT APPLICABLE.

ITEM 4D – NOT APPLICABLE.

ITEM 5 – OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with the annual consolidated financial statements, including the notes to those financial statements, which are included with this annual report. Those financial statements have been prepared in accordance with Generally Accepted Accounting Principles in Australia (“AGAAP” or “GAAP”), which differs in certain respects from Generally Accepted Accounting Principles in the United States (“US GAAP”). A discussion of the principal differences between AGAAP and US GAAP as they relate to us and a reconciliation of net income, total assets and shareholders’ equity to US GAAP is provided in note 38 to our financial statements. Unless noted otherwise, amounts and disclosures of accounting matters made in this section are determined in accordance with AGAAP. In addition, in accordance with Australian GAAP, in our discussion of profit and loss we distinguish between normal and significant “one-off” income and expense items, as we believe this distinction leads to a clearer understanding of our underlying result. These distinctions are referred to in the discussion below. Under US GAAP such distinctions are not made.

In this section, we refer to our fiscal years ended June 30, 2004, June 30, 2003 and June 30, 2002 as fiscal year 2004, fiscal year 2003 and fiscal year 2002, respectively, and we have referred to the three fiscal years ended June 30, 2004 as the “three-year period”.

MANAGEMENT DISCUSSION AND ANALYSIS – EXECUTIVE SUMMARY

We have been through a period of re-positioning and transforming ourselves in the last three years to focus on the higher growth, higher return businesses within our portfolio. We divested our logistics business segment in February 2003, and our hospitals business segment in November 2003. We are now focused on healthcare, in particular on the following five continuing business segments:

•	Mayne Pharma;

•	consumer products;

•	pathology, including medical centres;

•	diagnostic imaging; and

•	pharmacy.

Our total consolidated sales revenue decreased 21.3% to A$4.1 billion in fiscal year 2004, largely due to the loss of revenues from our discontinued logistics business segment, which we divested in fiscal year 2003, and our hospitals business segment, which we sold during fiscal year 2004. However, our sales revenue from our continuing businesses (which include businesses acquired during the year and excludes businesses sold during the year) increased 10.2% to A$3.5 billion in fiscal year 2004 compared to our sales revenue from those same business segments in fiscal year 2003. Our revenue increased in all our business segments except for our consumer products business segment, which was adversely affected by the Pan Pharmaceuticals recall. In our pathology and diagnostic imaging business segments, this revenue growth was primarily driven by full period contributions from acquisitions undertaken in the 2003 fiscal year, and in Mayne Pharma, acquisitions undertaken during fiscal year 2004 contributed to revenues in the later part of the year.

Our consolidated net profit after tax and significant items was A$94.3 million in fiscal year 2004 compared to a net loss of A$456.1 million in fiscal year 2003. The significant items after tax offsetting our net profit in fiscal year 2004 were only A$7.8 million compared to A$513.0 million in 2003. This difference was largely attributable to the significant asset write-downs and provisions totaling over A$500 million which occurred during fiscal year 2003, but which did not recur in fiscal year 2004.

Factors affecting our consolidated results

The healthcare industry is growing globally and in Australia due to a number of factors, including the aging population in developed countries. However, the healthcare industry is under increasing pressure to reduce prices as payers in the public and private sectors seek to contain rising healthcare costs.

We have been an active participant in the consolidation in the Australian pathology and diagnostic imaging sectors in the last 10 years. These sectors are now characterized by a small number of companies with large market shares. We are now focusing on our investment activities in Mayne Pharma because competition law may in the future prevent us from making significant acquisitions in the pathology and diagnostic imaging sectors and because we believe our generic injectable pharmaceuticals business has the potential to provide attractive returns to shareholders in the future.

Our financial condition and results of operations have been affected by numerous factors. We believe the following factors are of particular importance generally.

Government regulation and price constraints

We are subject to extensive regulation by national, state and local agencies in the countries in which we do business. Of particular importance to us are the TGA in Australia and the FDA in the United States. They have jurisdiction over our pharmaceuticals business segment and administer requirements covering testing, safety, effectiveness, manufacturing, labeling and marketing of our pharmaceutical products. The TGA also regulates most of the products of our consumer health products division. We are subject to possible administrative and legal proceedings and actions by these various regulatory bodies. See “Key Information—Risk Factors” and “Information on the Company – Mayne Pharma – Regulation”. Such actions may include product recalls, seizures and other civil and criminal sanctions.

Our consolidated results can be significantly affected by changes in government health policies, including Medicare, medical indemnification regulation, funding levels for services such as pathology and diagnostic imaging and regulation of wholesale margins in our pharmacy business.

In Australia, the pathology and diagnostic imaging industries are supported by the Australian Commonwealth Government, which currently allows government rebates for these services to increase by approximately 5% per year. Although the funding agreements provide for growth of up to 5% per year for these industries, they also effectively constrain the prices we can charge for these services.

Our pharmacy business segment is also subject to pricing constraints enforced by the Australian Commonwealth Government, because the consumer price and wholesaler margins of most prescription medicines is regulated. See “Information on the Company—Pharmacy—Industry Overview” for a further discussion of the impact on us of the Australian Commonwealth Government’s regulation of and price constraints on our pharmacy business segment.

Currency fluctuations

Historically, most of our major sales revenues have been denominated in Australian dollars. Approximately, 90% of our fiscal year 2004 sales revenues were generated in Australia. Nevertheless, due to the international expansion of our specialty pharmaceuticals business segment, an increasing percentage of our continuing business segments’ sales revenue and operating costs are expected to be derived from non-Australian markets and are subject to exchange rate fluctuations against the Australian dollar.

Factors affecting our business segments’ financial results

Pharmaceuticals

Our pharmaceuticals business segment, Mayne Pharma, is a specialty pharmaceuticals business with an emphasis on generic, injectable oncology treatments and related therapeutic areas. Mayne Pharma is dependent on the demand for pharmaceuticals, and more specifically, the demand for generic injectable pharmaceuticals. Demand for generic pharmaceutical products is primarily influenced by:

•	the volume of branded drugs losing patent protection, as well as the penetration of generic drugs in the total pharmaceuticals market;

•	acceptance of generic bio-equivalents among consumers, physicians and pharmacists and increased government and regulatory support for generics in many countries; and

•	pressure to contain health expenditure, which supports a move from branded pharmaceuticals to generic alternatives.

Success in the generic pharmaceuticals market is highly dependent on:

•	securing timely regulatory approvals for new products so that they can be launched as soon as possible following the establishment of a market for a new generic pharmaceutical when the patent for the brand name product expires;

•	being a low-cost producer through economies of scale in manufacturing and sales, with a broad range of generic products, so that we can protect our margins and compete successfully on price terms relative to other generic pharmaceutical suppliers, especially at the time when a market for a new generic pharmaceutical product is being formed following expiration of the patent for the brand name product;

•	having reliable access to a cost effective source of API; and

•	careful management of the cost structure and pipeline of new drugs to offset the downward trend in pharmaceutical prices over the life of a product and to support operating margins over time.

Consumer Products

Through our consumer products business segment, which operates primarily in Australia, we are the leading supplier of vitamins and health supplements to the Australian market. Some of the key drivers of the complementary health market in Australia are:

•	the aging population;

•	an increased community focus on promoting wellness rather than alleviating illness; and

•	increased awareness among consumers of health and wellness benefits of natural health supplements and remedies.

The April 2003 recall of products manufactured by Pan Pharmaceuticals, at that time a supplier to Mayne, disrupted our growth in the Australian complementary medicine market in fiscal year 2003 and in the first half of fiscal year 2004. Following the Pan recall, regulation of the Australian complementary medicine market has increased, as have our costs of compliance. Due to our experience operating in regulated pharmaceutical industries, we believe that we possess the knowledge and compliance capabilities to compete more effectively than some of our competitors in this more regulated market. In addition, during fiscal year 2004 we in-sourced a significant amount of production to our manufacturing facility in Queensland, which has substantially reduced our reliance on third-party contract manufacturing. However, we face intense competition in the complementary health market in Australia as producers of other major established brands seek to protect and grow their market share.

Pathology

Our pathology business segment operates one of the largest pathology practices in Australia.

The primary source of our revenue for the Australian pathology industry is provided, by the Australian Commonwealth Government through the Australian public health insurance system. If volumes are growing at a rate lower than the target rate of 5% prescribed by the funding agreement with the Australian Commonwealth Government, the Australian Commonwealth Government has agreed to approve a fee increase so that overall funding increases at the agreed rate that is proportional to the volume growth rate. In December 2003, the Australian Commonwealth Government introduced a fee increase of approximately 3.1%, because industry volume growth was tracking below the 5% target. A new five-year funding agreement was recently announced for pathology services, expiring in June 2009. As with previous agreements, the new agreement delivers 5% growth per year to the pathology industry in a manner similar to that described above.

Due to the price constraints faced by the industry, successful pathology businesses require economies of scale to reduce costs to increase profits. Accordingly, there has been significant consolidation in the Australian pathology industry over the last ten years to achieve such economies of scale. We have been an active acquirer to secure our position as Australia’s second largest pathology network most recently having acquired Queensland Medical Laboratories (QML) in October 2002 and Gippsland Pathology Services in July 2003.

Other key challenges for the pathology business include maintaining our reputation with the referring doctors and maintaining or improving service delivery including collection of samples and accurate and timely delivery of results.

Diagnostic Imaging

We operate the second largest diagnostic imaging business in Australia. As with pathology, the diagnostic imaging industry in Australia is the subject of a funding agreement with the Australian Commonwealth Government that is designed to support industry growth of 5% per year. The current five-year agreement expires in June 2008.

In April 2004, the Australian Commonwealth Government announced an average fee increase of 3% for diagnostic imaging (excluding MRI) in order to meet the funding agreement. The increase came into effect in June 2004 following a period of low volume growth for diagnostic imaging examinations. We believe that the low volume growth experienced over the last 12 to 18 months is due to decreases in the bulk billing rate, resulting in fewer general practitioner visits by patients. A further 3% increase (excluding MRI) was agreed and introduced effective November 1, 2004.

Our diagnostic imaging business segment is capital intensive. To retain the best radiologists and generate growth above the industry’s rate, we need to update our equipment regularly as new technologies develop.

The high cost of new diagnostic imaging equipment, therefore, presents a continuous challenge to generate adequate earnings from these new assets. In addition, as with pathology services, our diagnostic imaging business depends upon maintaining our reputation with referring doctors and maintaining or improving service provision, in particular through more effective transmission of results.

As in the Pathology segment, there has been consolidation in the diagnostic imaging market. We have been part of this industry consolidation, including the acquisition of Queensland Diagnostic Imaging in May 2003.

We believe that future growth in the diagnostic imaging market will be driven by an ageing Australian population and increased demand due to the use of new imaging technology tests that identify and diagnose health risks earlier and can help prevent invasive surgery in hospitals.

Pharmacy

Our pharmacy business, which operates solely in Australia, provides wholesale distribution services to community and hospital pharmacies and also provides professional services to independent and branded pharmacies. Growth of the Australian wholesale pharmacy distribution market is directly related to growth in the Pharmaceuticals Benefits Scheme (“PBS”). The PBS is the Australian Commonwealth Government’s reimbursement scheme for pharmaceuticals in Australia. Prescription products account for nearly 70% of revenues for the largest participants in the pharmacy distribution market. Growth in the PBS has averaged 8-10% in recent years. Sales growth of the PBS is primarily driven by new and more expensive drugs and increased demand from an aging Australian population.

The Australian Commonwealth Government has indicated that it plans to try to reduce the growth in PBS outlays. Firm details of the government’s plans are not known, however the government could reduce reference pricing for products that are registered on the PBS and could support the increased use of generic medicines. It is not possible to determine the impact of these potential changes on Mayne’s pharmacy business at this time.

The Australian wholesale pharmacy market is highly concentrated with three primary wholesalers of similar scale: Mayne, Australian Pharmaceutical Industries Limited and Sigma Company Limited. This market is highly competitive and characterized by relatively low margins. Competitive strength is based on:

•	quality and efficiency of the wholesaler’s distribution network; and

•	pricing and product mix and the range of value-added services provided to pharmacists.

Due to the concentration of this market, recent regulatory barriers to further consolidation and price constraints, we believe that profitability in this industry is attributable to cost efficiencies resulting from economies of scale derived from a wide network of pharmacy, hospital and other medical clients and the ability to differentiate through the delivery of better service to customers through in-full, on-time deliveries at competitive prices.

In fiscal year 2004, the results of our pharmacy services business were negatively affected by the uncertainty created by the potential sale of the pharmacy business, a process that we terminated in April 2004. We have since implemented cost controls and a new strategic plan focusing on our core distribution business to provide higher service levels and competitive prices.

CRITICAL ACCOUNTING POLICIES

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Australia. Our significant accounting policies are more fully described in note 1 to our financial statements. The preparation of our financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of off balance sheet arrangements, including contingent liabilities. We regularly evaluate our estimates and judgments, including those related to investments, inventory, intangible assets, capitalization of costs, property plant and equipment, foreign currency transactions, receivables, revenue recognition and provisions. We base our estimates and judgments on historical experience and various other assumptions we believe to be reasonable under the circumstances. This forms the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates in the event that the scenario on which our assumptions are based proves to be different.

The policies discussed below are considered by management to be critical to an understanding of our financial statements because their application depends more heavily on management’s judgment, with financial reporting results relying on estimation about the effect of matters that are inherently uncertain. Specific risks for each of these critical accounting areas are described in the following paragraphs; however, they primarily relate to the judgment exercised by management when assessing the carrying value of assets and the appropriateness of recognizing provisions. For all of these policies, management cautions that future events rarely develop exactly as forecast, and the best estimates routinely require adjustment. You should be aware that the primary reason for the significant movement in the results of operations discussed below is the divestment of the hospitals business and the acquisition of pharmaceutical businesses during fiscal year 2004.

Trade receivables—assessment of carrying value

We monitor the level and aging of trade receivables and establish specific provisions for delinquent debtors. In addition, we maintain a general provision for doubtful debts based on historical levels of bad debts to reflect the impact of debts, which, while not yet identified, may not be collectable. We exercise our judgment in establishing the general provision. The total amount of trade receivables was A$521.0 million and A$687.0 million as at June 30, 2004 and 2003, respectively. The total provision for doubtful debts was A$15.3 million and A$36.6 million as at June 30, 2004 and 2003, respectively.

We believe that the accounting estimates related to the provision for doubtful debts are critical accounting estimates because:

•	the evaluation is inherently judgmental and requires the use of significant assumptions about expected customer default rates and collateral values (where applicable), which may be susceptible to significant change; and

•	changes in estimates about the allowance for doubtful debts could have a material affect on our financial statements.

In assessing the amount of the provisions, we take into account factors impacting customer credit risk, including the general economic climate in relevant geographies and industry trading conditions. If the financial conditions of our customers significantly deteriorates, these provisions may not be sufficient and may lead to an increase in bad and doubtful debt expenses.

Inventories—assessment of carrying value

Inventories are carried at the lower of cost and net realizable value. Our policy dictates levels of stock turnover that determine when a particular inventory item must be assessed to ensure it is not carried in excess of its net realizable value. When assessing the net realizable value of inventory, we take into consideration factors such as: historical inventory turnover rates, product expiration dates and anticipated sales. The carrying value of inventory as at June 30, 2004 and 2003 was A$447.0 million and A$381.6 million, respectively.

We believe that the accounting estimate related to the establishment of a provision for slow moving and obsolete inventory for the pharmacy, pharmaceuticals and consumer products businesses is a critical accounting estimate because the evaluation is inherently judgmental and requires the use of significant judgments about expected future sales levels and prices, which may be susceptible to significant change.

Non-current assets—assessment of carrying value

We choose to own the majority of our core assets, such as pharmaceuticals production facilities. Buildings and plant and equipment are amortized over their estimated useful lives as determined by our management. As at June 30, 2004 and 2003, total property, plant, and equipment was A$455.3 million and A$1,074 million respectively. Fair values for all non-current assets, both tangible and intangible, as at June 30, 2004 and 2003 were assessed by reference to the discounted cash flows attributable to the relevant cash generating unit and other valuation methodologies. During fiscal year 2003, our owned land and buildings were written down by $144.9 million based on expected discounted cash flows. These freehold land and buildings were sold with the hospitals division during fiscal year 2004.

As a result of acquisitions and the nature of our operations undertaken, we have recognized a number of intangible assets, including brand names and licenses and goodwill. Brand names and licenses are not amortized unless the end of the economic life of the brand name or license can be foreseen and is limited by technical, commercial or legal factors. As at June 30, 2004, brand names and licenses were A$99.3 million and A$322.4 million, respectively (2003: A$99.3 million and A$261.1 million).

Goodwill is amortized on a straight-line basis over the applicable period, not exceeding 20 years, in which the benefits are expected to arise. As at June 30, 2004 and 2003, total goodwill was A$1,616 million and A$1,400 million respectively. During fiscal year 2003, goodwill was written down by $125.1 million relating to the hospitals business and by $80.0 million relating to pharmacy businesses, based on their estimated recoverable amounts.

The carrying value of all non-current assets has been assessed by Mayne management to ensure that the carrying value is appropriate and that these assets have not become impaired during fiscal year 2004.

We believe the accounting estimate related to the carrying amount of non current assets is a critical accounting estimate because:

•	the evaluation is inherently judgmental and highly susceptible to change from period to period because it requires us to make assumptions about future demand for our products and services and selling prices; and

•	the impact of an impairment charge could be material to our financial statements.

The assessment of carrying values involves the application of management judgement in determining the most appropriate assumptions about future business conditions and operating performance. To do this, management uses various valuation methodologies, including discounted cash flow models, which require assumptions about timing and amount of future cash flows, the applicable discount rate and terminal values. Each of these factors can significantly impact the value of the non current assets. The models are sensitive to a number of assumptions, including:

•	assumptions in the pharmaceuticals business regarding future sales and margins which are dependent on the pipeline of new products, sales prices across the product portfolio and exchange rates; and

•	assumptions regarding market share, sales growth and operating margins in all businesses, particularly the pharmacy services and consumer products businesses.

If actual outcomes are different from management expectations used in these assumptions, we may have to record additional impairment charges not previously recognized.

Deferred tax assets

Future income tax benefits are not brought to account as deferred tax assets unless realization of those assets is assured beyond a reasonable doubt. Future income tax benefits relating to entities with tax losses are only brought to account when their realization is virtually certain. As at June 30, 2004 and 2003, net operating and capital losses carried forward were A$257.7 million and A$182.2 million respectively. We have undertaken an assessment of the recoverability of these assets, taking into consideration anticipated future performance and/or transactions. We wrote off deferred tax assets with a value of A$30 million as at June 30, 2003. Under Australian GAAP (which requires realization of a deferred tax asset to be “virtually certain” for the asset to be recognized) we considered the carrying value of tax assets at June 30, 2004 appropriate.

We believe that the accounting estimates related to the recognition of deferred tax assets, including tax losses, is a critical accounting estimate because:

•	the evaluation requires the use of assumptions about expected future taxable income and tax rates which may be susceptible to significant change; and

•	the benefit of tax losses will only be obtained if the relevant entity continues to comply with the conditions for deductibility imposed by taxation legislation, and there are no changes in tax legislation that adversely affect the relevant company realizing the benefit from the deductions for the losses.

Workers’ compensation provisions

We elect to self-insure for workers’ compensation claims liabilities where this is possible under the relevant Australian legislation. We establish provision balances based on assessments of the exposure on a claim-by-claim basis, as established by the relevant employee at each operational site. These assessments are then reviewed by our centralized workers compensation department to ensure that they are appropriate. The provision balance recognized in the balance sheet is that assessed by an independent actuary based on the records maintained by Mayne. Included in “provisions” is a liability of A$36.6 million for self-insured workers’ compensation.

An amount of $22.5 million of the workers’ compensation provision has been indemnified by the purchasers of the hospitals and logistics businesses. However, we still retain responsibility for claims management.

We believe that the accounting estimates related to the provision for workers compensation claims is a critical accounting estimate because:

•	the evaluation is inherently judgmental and requires the use of assumptions about claims costs and wage rates, which may be susceptible to change; and

•	changes in estimates and actuarial assumptions could have a material affect on our financial statements.

Medical Malpractice Claims Provisions

We establish provisions for the uninsured elements of claims made in relation to medical malpractice claims largely in relation to its hospital division. All individually significant claims are assessed by expert third parties and the resulting provision recognized in the balance sheet is valued by an independent actuary based on records maintained by Mayne. A balance was retained from the hospitals sale of A$5.3 million at June 30, 2004 which is included in the restructure provision in our financial statements. In total for fiscal year 2004, the provision is A$9.0 million. The balance was A$10.6 million as at June 30, 2003.

We believe that the accounting estimates related to the provision for medical malpractice claims is a critical accounting estimate because:

•	The evaluation is inherently judgmental and requires the use of significant assumptions about expected claims development costs and discount rates, which may be susceptible to significant change; and

•	Changes in estimates and actuarial assumptions could have a material affect on our financial statements.

The independent actuary’s valuation of uninsured claims is sensitive to assumptions relating to future costs associated with notified claims and claims incurred but not yet reported. Medical malpractice claims are ‘long tail’ in nature, often with extensive delays between the incident and settlement. Changes in actuarial assumptions relating to future claims could materially impact the quantum of the provision.

Transition to International Financial Reporting Standards

We will be required to adopt the Australian equivalents of the International Financial Reporting Standards, or IFRS, effective from July 1, 2005. Accounting changes resulting from the shift to IFRS will include the following:

•	Equity based compensation. Under IFRS, Mayne will be required to recognize as an expense the fair value of shares and options issued under equity based compensation plans. Mayne currently does not recognize an expense for equity based compensation.

•	Financial instruments. Under IFRS, Mayne will be required to recognize all derivative financial instruments at their fair value, with any movements in fair value recognized in current period income, unless certain specific “hedge accounting” criteria are met. In accordance with Australian GAAP, Mayne currently is not required to recognize unrealized changes in fair value of derivative financial instruments in current period income. Based upon the work performed to date, Mayne expects that it will be able to satisfy the hedge accounting criteria for a majority of its derivative financial instruments, thereby mitigating the potential increase in volatility arising as a result of this change in accounting requirements.

•	Intangibles. Under IFRS, intangible assets with indefinite useful lives, including goodwill, are not amortised. Instead, Mayne will be required to perform periodic impairment tests on indefinite-lived intangible assets. In accordance with Australian GAAP, Mayne currently does not amortize indefinite-lived intangible assets, amortizes goodwill and definite lived intangible assets, and also performs periodic impairment tests on all of these assets.

Mayne does not anticipate that the shift to IFRS will have a material impact on its financial condition or results of operations. For a lengthier discussion of the impact of the introduction of these new accounting standards, please refer to Note 2 to our consolidated financial statements.

Results of Operations

Overview

Having sold our logistics business in fiscal year 2003 and our hospitals business in fiscal year 2004, we now operate five continuing business segments in the healthcare sector:

•	Mayne Pharma;

•	consumer products;

•	pathology, including medical centres;

•	diagnostic services; and

•	pharmacy.

Mayne Pharma operates in three different geographical markets:

•	Asia Pacific, including Australia and New Zealand;

•	Europe, the Middle East and Africa (EMEA); and

•	the Americas.

Our consumer products, pathology, diagnostic services, and pharmacy business segments each operate almost exclusively in the domestic Australian market.

The table below sets forth our consolidated sales revenue, sales revenue from continuing operations, sales revenue from discontinuing operations and total sales revenue by segment over the past three fiscal years.

	Sales revenue for year ended June 30,
	2004			2003			2002
	Continuing	Discontinuing	Total	Continuing	Discontinuing	Total	Continuing	Discontinuing	Total
	($A, in thousands)
Segmental Reporting
Business Segments
Pharmaceuticals	494,739	6,314	501,053	455,758	4,469	460,227	330,291	2,462	332,753
Consumer Products	145,835	3,580	149,415	156,431	44,829	201,260	127,887	39,346	167,233

Total Pharmaceuticals	640,574	9,894	650,468	612,189	49,298	661,487	458,178	41,808	499,986

Pathology	526,527	—	526,527	427,419	4,533	431,952	274,374	7,722	282,096
Diagnostic Imaging Services	276,237	—	276,237	199,156	—	199,156	159,617	—	159,617

Total Diagnostic Services	802,764	—	802,764	626,575	4,533	631,108	433,991	7,722	441,713

Pharmacy	2,068,610	—	2,068,610	1,943,380	—	1,943,380	1,406,264	—	1,406,264

Hospitals	—	565,720	565,720	—	1,287,119	1,287,119	—	1,396,749	1,396,749

Australia & Pacific logistics	—	—	—	—	476,638	476,638	—	895,169	895,169
Loomis Courier	—	—	—	—	189,560	189,560	—	350,236	350,236

Total logistics Services	—	—	—	—	666,198	666,198	—	1,245,405	1,245,405

Unallocated	2,107	—	2,107	5,218	—	5,218	1,840		1,840

Consolidated operating revenues	3,514,055	575,614	4,089,669	3,187,362	2,007,148	5,194,510	2,300,273	2,691,684	4,991,957

Non sales revenue
Interest received			17,495			12,020			31,914
Dividends received									1,003
Proceeds on sale of non-current assets
-property, plant and equipment			2,810			59,476			17,186
-investments			—			11,103			—
-businesses and controlled entities			871,191			496,048			4,551
Other income			61,601			66,938			63,809

Revenues from Ordinary Activities			5,042,766			5,840,095			5,110,420

The table below sets forth our consolidated earnings before interest and tax (“EBIT”), total EBIT by segment, total EBIT by segment from continuing operations and total EBIT by segment from discontinuing operations over the past three fiscal years. The amounts shown below under “Profit Before Tax” are EBIT figures, because interest expense is not allocated among the business segments and is shown on a separate line item in the table below.

The table below also sets out EBIT (excluding significant items) for each of our business segments over the past three fiscal years. Our management believes that the use of EBIT (excluding significant items) is useful to investors because it provides them with a greater level of insight into the underlying performance of our businesses than using EBIT (including significant items). Moreover, management believes that this measurement tool permits investors to examine the performance of each business between years with a higher degree of comparability. Items are only classified as significant, and excluded from EBIT (excluding significant items), if management is of the opinion that the items are unusual in nature or size and are non-recurring. For completeness, we have provided a reconciliation of group EBIT (excluding significant items) to group EBIT (including significant items) in the table below, and the discussion of each business segment that follows includes a discussion of both measures of EBIT: EBIT (excluding significant items) and EBIT (including significant items). EBIT (excluding significant items) should not be considered to be an indication of, or alternative to, comparable measures determined in accordance with Australian GAAP.

	Profit before tax & significant items for year ended June 30,
	2004			2003			2002
	Continuing	Discontinuing	Total	Continuing	Discontinuing	Total	Continuing	Discontinuing	Total
	($A, in thousands)
Business Segments
Pharmaceuticals	56,564	(128)	56,436	60,260	(1,310)	58,950	46,165	(1,916)	44,249
Consumer Products	10,366	106	10,472	872	(12,062)	(11,190)	6,714	4,072	10,786

Total Pharmaceuticals	66,930	(22)	66,908	61,132	(13,372)	47,760	52,879	2,156	55,035

Pathology	50,132	(223)	49,909	37,672	(1,694)	35,978	26,908	154	27,062
Diagnostic Imaging Services	18,984	—	18,984	18,546	—	18,546	16,740	—	16,740

Total Diagnostic Services	69,116	(223)	68,893	56,218	(1,694)	54,524	43,648	154	43,802

Pharmacy	32,637	—	32,637	29,930	—	29,930	19,454	—	19,454

Hospitals	—	37,892	37,892	—	54,614	54,614	—	71,647	71,647

Australia & Pacific logistics	—	—	—	—	(4,460)	(4,460)	—	51,133	51,133
Loomis Courier	—	—	—	—	7,985	7,985	—	21,499	21,499
Divestment of Logistics Services	—	—	—	—			—	—	—

Total Logistics Services	—	—	—	—	3,525	3,525	—	72,632	72,632

Unallocated	(12,182)	(410)	(12,592)	(13,245)	(646)	(13,891)	(12,839)	(46)	(12,885)

Earnings before interest, tax & significant items	156,501	37,237	193,738	134,035	42,427	176,462	103,142	146,543	249,685
Significant items before tax	(7,141)	504	(6,637)	(164,957)	(369,955)	(534,912)	(14,730)	(7,562)	(22,292)
Earnings before interest & tax	149,360	37,741	187,101	(30,922)	(327,528)	(358,450)	88,412	138,981	227,393
Net interest expense	(9,994)	(4,734)	(14,728)	(24,941)	(8,173)	(33,114)	(9,778)	(9,784)	(19,562)
Consolidated profit/(loss) from ordinary activities before tax	139,366	33,007	172,373	(55,863)	(335,701)	(391,564)	78,634	129,197	207,831

CONSOLIDATED RESULTS OF OPERATIONS

Fiscal Year 2004 Compared to 2003

Operating Revenue

Our operating revenues of A$4,089.7 million in fiscal year 2004 represented a decrease of A$1,104 million, or 21.3%, from operating revenues of A$5,194.5 million in fiscal year 2003. This decrease principally reflected a decrease in operating revenues due to the sale of our discontinuing logistics business segment in fiscal year 2003 and the inclusion of only five months of sales revenue for our discontinuing hospitals business segment, which we sold in early December 2003.

This decrease in consolidated operating revenues was partially offset by an increase in sales revenue from our continuing businesses of A$326.7 million in fiscal year 2004, or 10.2%, from sales revenue of A$3,187.4 million in fiscal year 2003. Our sales revenue increased in all of our continuing business segments except for our consumer products business segment, which was adversely impacted by the Pan recall in the first half of fiscal year 2004. In our pathology and diagnostic imaging business segments, this revenue growth was partly driven by full period contributions from acquisitions undertaken in fiscal year 2003, and in Mayne Pharma, the revenue growth was partially driven by part-period contributions from acquisitions undertaken during fiscal year 2004.

Operating Expenses

The discussion of operating expenses is set out according to the operating expense categories disclosed in the Statement of Financial Performance as reported in Australian GAAP Financial Statements.

Employee expense decreased A$553.5 million in fiscal year 2004 to A$953.6 million, from A$1,507.1 in fiscal year 2003. The decrease was primarily due to the divestment of the logistics business segment in fiscal year 2003 and the divestment of the discontinuing hospitals business segment in fiscal year 2004.

Subcontractor expenses decreased A$238.5 million in fiscal year 2004 to A$15.7 million, from A$254.3 million in fiscal year 2003. The decrease was predominantly due to the divestment of the logistics business segment in fiscal year 2003 as a significant portion of labor for this business was supplied through subcontractors.

Purchases of materials and trading stocks increased A$29.8 million in fiscal year 2004 to A$2,237.2 million, from A$2,207.4 million in fiscal year 2003. A large proportion of this expense category relates to the purchasing of stock for the pharmacy business segment and, to a lesser extent, purchasing of raw materials for Mayne Pharma. The relatively small increase reflects increased activity in these businesses.

Changes in inventory reflected an increase in inventory of A$78.4 million in fiscal year 2004 compared to a decrease in inventory in fiscal year 2003 of A$26.8 million. Inventories increased in fiscal year 2004 due to inventory increases in several of our business segments. Inventories increased in our consumer products business segment due to anticipated increased consumer demand following the Pan recall, in Mayne Pharma due to preparation for product launches (including Paxene® for Europe and fluconazole in the US) taking place in early fiscal year 2005, and in the pharmacy business segment, in line with growth in this segment.

Marketing costs decreased A$65.6 million in fiscal year 2004 to A$38.1 million, from A$103.6 million in fiscal year 2003. The decrease was mainly due to a change in the marketing strategy to a more decentralized function controlled by the business segments, rather than a corporatized function.

Fleet operation and distribution costs decreased A$68.4 million in fiscal year 2004 to A$17.2 million, from A$85.6 million in fiscal year 2003. The decrease was primarily due to the sale of the logistics business segment in fiscal year 2003.

Occupancy costs increased A$6.1 million in fiscal year 2004 to A$129.8 million, from A$123.6 million in fiscal year 2003. The increase was largely due to additional property rental expenses incurred by businesses we acquired. The sale of the hospitals and logistics business segments did not significantly reduce our occupancy costs, because we owned the majority of the premises associated with these business segments.

Borrowing costs decreased A$12.9 million, or 29%, to A$32.2 million in fiscal year 2004 from A$45.1 million in fiscal year 2003 due to lower net debt levels and generally lower global interest rates. Net debt levels were lower for the majority of fiscal year 2004 as the proceeds from the sale of our hospitals business in fiscal year 2004 were used for Mayne Pharma acquisitions and on and off-market share buy-backs.

Consumables expense decreased by A$141.8 million, or 43%, to A$190.5 million in fiscal year 2004 compared to A$332.3 million in fiscal year 2003. This decrease is primarily due to the sale of our logistics business segment in fiscal year 2003 and our hospitals business segment in fiscal year 2004.

Depreciation and amortization

Total depreciation and amortization expense decreased by $57.2 million to $156.3 million in fiscal year 2004. This decrease was primarily caused by the sale of our logistics and hospitals businesses in the last two years and offset partially by higher depreciation and amortization expenses in Mayne Pharma, pathology and diagnostic imaging following the acquisitions completed in fiscal years 2003 and 2004.

In 2004, depreciation expense was A$75.8 million and amortization expense was A$80.5 million.

Net Profit Attributable to Members and EBIT

Our net profit attributable to members of Mayne Group Limited, which includes significant items and discontinued businesses, was A$94.3 million in fiscal year 2004. This represented an increase of A$550.4 million from a net loss attributable to members of Mayne Group Limited of A$456.2 million in fiscal year 2003. This increase principally reflected higher profits in our continuing businesses, except for Mayne Pharma, lower interest and tax expenses and a substantial decrease in significant items offsetting net profit. See “—Significant Items” below for further presentation of these significant items in fiscal years 2004 and 2003.

Our consolidated EBIT (excluding significant items) of A$193.7 million in fiscal year 2004 represented an increase of A$17.3 million, or 9.8%, from consolidated EBIT of A$176.5 million in fiscal year 2003. This increase was attributable to an increase of A$22.5 million, or 16.8%, in our continuing businesses EBIT, which was partially offset by a lower EBIT contribution from the hospitals and logistics business segments. Our hospitals business segment contributed A$37.9 million of EBIT in fiscal year 2004, compared to A$54.6 million in fiscal year 2003. Our logistics business segment did not contribute EBIT to our fiscal year 2004 result and contributed A$3.5 million in fiscal year 2003.

As noted above, our continuing business EBIT was A$156.5 million in fiscal year 2004, representing an increase of A$22.5 million, or 16.8%, over our continuing business EBIT of A$134.0 million in fiscal year 2003. This increase in our continuing business EBIT was driven by increases in EBIT in all of our businesses, except for Mayne Pharma, as well as additional EBIT contributions relating to acquisitions in pathology and diagnostic imaging. The small decline in EBIT for Mayne Pharma recorded in fiscal year 2004 was attributable to a low number of new product launches during the year and the natural price erosion in the generic drug portfolio.

We believe that EBIT (excluding significant items) is useful to investors because it provides them with a greater level of insight into the underlying performance of our business than using EBIT (including significant items). Moreover, management believes that this measurement tool permits investors to examine the performance of each business between years with a higher degree of comparability. It should not, however, be considered to be an indication of, or alternative to, EBIT (including significant items) or net profit, in each case determined in accordance with Australian GAAP.

Significant Items

The following provides detail as to the significant items recorded in each of the last three fiscal years.

	Year ended June 30,
	2004	2003	2002
	(in A$ millions)
Significant gains
Proceeds from sale of logistics, consumer products and hospitals businesses divested	871.2	496.0	4.6

Total significant gains	871.2	496.0	4.6

Significant expenses
Cost of investments in logistics, consumer products and hospitals businesses divested	(870.7)	(477.2)	—
Corporate development expenditure	(7.1)	—	—
Closure and sale of part of consumer products business	—	(13.7)	—
Write down and sale of hospitals business	—	(94.1)	—
Write down of IT assets	—	(34.8)	—
Product recall	—	(48.7)	—
Restructuring expense	—	(12.6)	(26.8)
Write down of non-current assets to their estimated recoverable amount	—	(350.0)	—
Total significant expenses	(877.9)	(1,031.0)	(26.8)

Net significant items (before tax)	(6.6)	(534.9)	(22.3)
Tax (expenses)/benefit on significant items	(1.2)	21.9	45.6
Significant items (after tax)	(7.8)	(513.0)	23.3

Fiscal Year 2003 Compared to 2002

Operating Revenue

Our operating revenues of A$5,194.5 million in fiscal year 2003 represented an increase of A$202.5 million, or 4.0%, from operating revenues of A$4,992.0 million in fiscal year 2002. This increase principally reflected an increase in operating revenues as a result of the full year impact of the acquisition of the Faulding business, which was acquired on October 1, 2001, and, to a lesser extent, the acquisition of QML (completed in October 2002), Pacific Healthcare (completed in February 2003) and QDI (completed in May 2003).

This increase in consolidated operating revenues was attributable to an increase in sales revenue from our continuing businesses of A$884.7 million in fiscal year 2003 to A$3,187.4 million, or 38.4%, from sales revenue in fiscal year 2002 of A$2,302.7 million.

Operating Expenses

The discussion of operating expenses is set out according to the operating expense categories disclosed in the Consolidated Statement of Financial Performance as reported in the Australian GAAP Financial Statements.

Employee expense decreased A$156.2 million in fiscal year 2003 to A$1,507.1 million, from A$1,663.3 in fiscal year 2002. The decrease was predominantly due to the divestment of the logistics business segment in February 2003, offset partially by a full year of employee expenses for employees acquired through the Faulding acquisition, compared to only nine months in fiscal year 2002.

Subcontractor expenses decreased A$149.3 million in fiscal year 2003 to A$254.3 million, from A$403.6 million in fiscal year 2002. The decrease was predominantly due to the divestment of the logistics business segment in February 2003, as a significant portion of labor for this business was supplied through subcontractors.

Purchases of materials and trading stocks increased A$1,216.0 million in fiscal year 2003 to A$2,207.4 million, from A$991.3 million in fiscal year 2002. A large proportion of this expense category relates to the purchasing of stock for the pharmacy business segment, and to a lesser extent, raw materials for Mayne Pharma. The significant increase reflects a full year contribution from these businesses in fiscal year 2003, compared to nine months contribution in fiscal year 2002.

Changes in inventory reflected a decrease in inventory of A$26.8 million in fiscal year 2003 compared to an increase in inventory in fiscal year 2002 of A$16.7 million. Inventory levels were lower in the later part of fiscal year 2003 due to lower levels of consumer products inventory following the Pan recall, and lower inventory in Mayne Pharma due to the industrial action taking place towards the end of fiscal year 2003.

Marketing costs increased A$26.0 million in fiscal year 2003 to A$103.6 million, from A$77.7 million in fiscal year 2002. The increase was predominantly due to a full year of marketing expenses incurred by businesses acquired with the Faulding acquisition, compared to only nine months in fiscal year 2002.

Fleet operation and distribution costs decreased A$66.7 million in fiscal year 2003 to A$85.6 million, from A$152.3 million in fiscal year 2002. The decrease was predominantly due to the sale of the logistics business segment in February 2003.

Occupancy costs increased A$68.3 million in fiscal year 2003 to A$123.6 million, from A$80.9 million in fiscal year 2002. The increase was partly due to a full period of occupancy costs relating to the Faulding businesses in fiscal year 2003, compared with only nine months in fiscal year 2003. The increase was also attributable to Diagnostic services businesses acquired during the 2003 fiscal year.

Borrowing costs decreased A$6.3 million, or 12%, to A$45.1 million in fiscal year 2003 from A$51.5 million in fiscal year 2002 due to the receipt of proceeds relating to the sale of our Logistics business in fiscal year 2003 offset partially by utilization of the proceeds for an on-market share buy-back program.

Consumables expense decreased by $128.2 million, or 28%, to $332.3 million in fiscal year 2003 compared to A$460.5 million in fiscal year 2002. This decrease is primarily due to the sale of our logistics business segment in fiscal year 2003.

Net Profit Attributable to Members and EBIT

Our net loss attributable to members of Mayne Group Limited, which includes significant items and discontinued businesses, was A$456.2 million in fiscal year 2003. This represented a decrease of A$629.8 million from a net profit attributable to members of Mayne Group Limited of A$173.6 million in fiscal year 2002. This decrease was due to a substantial increase in significant items in fiscal year 2003 offsetting net profit, including significant asset write-downs caused by a change to the use of discounted cashflow methodology for calculating the net recoverable amounts of non-current assets at June 30, 2003. Previously, the cash flows from our businesses were not discounted when calculating the asset valuation. The primary significant items were the following:

•	an A$341.2 million write-down related to the hospitals business segment to bring their values in line with their net recoverable amounts calculated using a new discounted cash flow methodology. Included in this amount was an A$19.8 million loss on sale of the divested hospitals to Healthscope and Primelife Corporation;

•	an A$80 million after tax write-down of the pharmacy business segment’s goodwill to its net recoverable amount;

•

an A$34.2 million after-tax provision in the consumer products business segment related to costs incurred as a result of the Pan recall an additional A$9.6 million provision related to streamlining the consumer products business segment and selling the international sunscreen and personal wash product businesses;

•	an A$30 million write-down of deferred tax assets whose recovery was not considered virtually certain by management; and

•	an after-tax write-down of A$24.4 million relating to our information technology assets that were originally capitalized and after-tax devolution costs of A$9.0 million associated with the return to a more decentralized Mayne group structure.

See “—Significant Items” above for a further discussion of these significant items in fiscal years 2003 and 2002.

Our consolidated EBIT (excluding significant items) of A$176.5 million in fiscal year 2003 represented a decrease of A$73.2 million, or 29.3%, from consolidated EBIT of A$249.7 million in fiscal year 2002. This decrease was attributable primarily to reduced contributions from the discontinued businesses in fiscal year 2003. Our logistics business segment contributed A$3.5 million in EBIT in fiscal year 2003 compared to A$72.6 million in fiscal year 2002. This decline in EBIT contribution from the discontinued businesses was partially offset by EBIT growth in the continuing businesses, especially Mayne Pharma and Diagnostic services. EBIT from continuing businesses was A$134.0 million in fiscal year 2003, representing an increase of A$30.8, or 29.8%, over EBIT of $103.2 million in fiscal year 2002. This increase was primarily due to the full year impact of the Faulding acquisition and improved earnings performance in the other continuing businesses. During the nine months of the Faulding businesses operations under Mayne ownership in fiscal year 2002, they contributed A$72.3 million to EBIT from continuing businesses.

MAYNE PHARMA

The following is a table that reconciles certain GAAP financial measures to non-GAAP financial measures for Mayne Pharma, on a segment basis for each of the last three fiscal years.

	Year ended June 30,
	2004	2003	2002(7)
Sales(1)	501.1	460.2	332.8
EBITDA(2)	114.4	110.3	78.9
Total Depreciation & Amortization(3)	58.0	51.3	34.6

Earnings before interest & tax (excluding significant items)(2)(4)	56.4	59.0	44.2
Significant items before tax(5)	—	—	—
Earnings before interest & tax (including significant items)(6)	56.4	59.0	44.2

(1)	Sales as reported in the Segment Note, note 25 of the Australian GAAP Financial Statements.

(2)	We believe that EBITDA and earnings before interest and tax (excluding significant items) are useful to investors because they provide investors with a greater level of insight into the underlying performance of our business than using comparable measures determined in accordance with Australian GAAP. Moreover, management believes that these measurements permit investors to examine the performance of each business between years with a higher degree of comparability. They should not, however, be considered to be an indication of, or alternative to, comparable measures determined in accordance with Australian GAAP.

(3)	Total depreciation and amortization as reported in the Segment Note, note 25 of the Australian GAAP Financial Statements.

(4)	Earnings before interest, tax & significant items as reported in the Segment Note, note 25 of the Australian GAAP Financial Statements.

(5)	Significant items before tax as reported in Segment Note, note 25 of the Australian GAAP Financial Statements

(6)	Earnings before interest and tax as reported in the Segment Note, note 25 of the Australian GAAP Financial Statements.

(7)	Mayne Pharma results include the period of operation from the date of acquisition of Faulding on October 1, 2001 through June 30, 2002.

Fiscal Year 2004 Compared to 2003

Sales Revenue

Mayne Pharma’s sales revenue of A$501.1 million in fiscal year 2004 represented an increase of A$40.9 million, or 8.9%, from sales revenue of A$460.2 million in fiscal year 2003. This increase was driven largely by higher sales from licensing of specialty pharmaceuticals in the Asia Pacific region, strong sales growth in Europe, the Middle East and Africa (“EMEA”), and the contribution from acquisitions completed in fiscal year 2004, partially offset by lower revenue in the Americas region and the weakness of other major currencies relative to the Australian dollar.

Below is a table showing the sales revenue of the pharmaceuticals business segment in each of its three global markets.

	Year ended June 30,
Sales Revenue by region ($A in millions)	2004	2003
EMEA	203.4	176.1
Americas	126.8	143.9
Asia Pacific	170.9	140.2

Total Pharmaceuticals revenue	501.1	460.2

Europe, Middle East and Africa

The EMEA region’s sales revenue increased by 15.4% to A$203.4 million in fiscal year 2004. This increase was driven by sales revenue growth through geographic expansion into Germany and the Nordic region and a strong contribution from pamidronate across the region and was partially offset by the foreign exchange impact of an increase in the value of the Australian dollar during the year.

Key developments during the fiscal year included our acquisition of the specialist manufacturing business in Wasserburg, Germany, and the completion of the collaboration agreement with Ivax Corporation that enabled us to launch the first alternative paclitaxel to Bristol Myers’ Taxol® into major European markets in May 2004.

Americas

Sales revenue in the Americas region declined by 11.9% to A$126.8 million in fiscal year 2004. This decline relative to fiscal year 2003 was due to lower pricing for pamidronate compared to the prior year as new competitors entered the market and the appreciation of the Australian dollar during the year. Pricing for paclitaxel also came under pressure primarily as a result of Mylan, one of Mayne’s competitors, significantly increasing supply to the market in the first half. These factors were partially offset by additional sales revenue generated through acquisitions undertaken during fiscal year 2004.

Key acquisitions undertaken during fiscal year 2004 included the acquisitions of Abbott Laboratories rights to sell and market paclitaxel in North America (September 2003), the acquisition of the paclitaxel active pharmaceutical ingredient, or API, business from Napro Biotherapeutics Inc., located in Boulder, Colorado

(December 2003), and the acquisition of the MVI® and Aquasol® (injectable multivitamins) product ranges from aaiPharma Inc. (May 2004).

Asia Pacific

Reported revenue in the Asia-Pacific region increased by 21.9% to A$170.9 million in fiscal year 2004. This increase was driven primarily by revenue growth in Australia and New Zealand. In Australia, we licensed a number of patented drugs, launching four new products during the year: Eligard®, a prostate cancer product, and Kytril®, for oncology-related nausea, as well as licensing Granocyte®, a cell-growth factor for chemotherapy patients, and Gabitril®, an epilepsy drug. A higher level of Doryx export orders in the first half of fiscal year 2004 also contributed to the revenue increase. Revenues also were stronger in fiscal year 2004 compared to fiscal year 2003 due to the recovery following the outbreak of Severe Acute Respiratory Syndrome (“SARS”) in parts of the Asia-Pacific region in fiscal year 2003.

EBIT

Mayne Pharma’s EBIT (excluding significant items) of A$56.4 million in fiscal year 2004 represented a decrease of A$2.6 million, or 4.4%, from its EBIT of A$59.0 million in fiscal year 2003. This slight decrease in EBIT was attributable primarily to a lower number of new product approvals in fiscal year 2004, a lower contribution in the United States from the oncology drug pamidronate compared to fiscal year 2003 and the weakness of other major currencies relative to the Australian dollar. In fiscal year 2004, Mayne Pharma had a total of 34 new product approvals, compared to 73 new product approvals in fiscal year 2003. This decrease was due to a reduction in research and development in F.H. Faulding’s product pipeline in the period preceding our acquisition of F.H. Faulding. Included in Mayne Pharma’s EBIT in fiscal year 2004 were proceeds relating to a settlement with Mylan amounting to US$3.0 million, to compensate for some of the lost profits in paclitaxel caused by Mylan significantly increasing supply to the market in the first half of fiscal year 2004.

Mayne Pharma had no significant items in fiscal years 2004 or 2003.

Depreciation and Amortization

Mayne Pharma’s depreciation and amortization expense increased by A$6.6 million, or 12.9%, from A$51.3 million in fiscal year 2003 to A$58.0 million in fiscal year 2004, primarily due to increased amortization expense related to acquisitions completed during fiscal year 2004.

Fiscal Year 2003 Compared to 2002

Sales Revenue

Mayne Pharma’s sales revenue of A$460.2 million in fiscal year 2003 represented an increase of A$127.5 million, or 38.3%, from sales revenue of A$332.8 million in fiscal year 2002. However, sales revenue in fiscal year 2002 was lower because that period only reflected sales revenue over a nine-month period from the date of our acquisition of the Mayne Pharma business through and including June 30, 2002. Accordingly, most of this sales revenue growth was attributable to the operation of the Mayne Pharma business for a full year in fiscal year 2003 compared to only nine months in fiscal year 2003. This increase was offset by the weakness of other major currencies relative to the Australian dollar.

Below is a table showing the sales revenue of the pharmaceuticals business segment in each of its three global markets.

	Year ended
Sales Revenue by region ($A in millions)	2003	2002
EMEA	176.1	112.5
Americas	143.9	114.0
Asia Pacific	140.2	106.3

Total Pharmaceuticals revenue	460.2	332.8

EMEA

Revenue in EMEA increased 56.5% to A$176.1 million in fiscal year 2003. A large portion of this growth was again due to the full year contribution of the business to Mayne’s reported results in 2003 compared to only a nine-month contribution in fiscal year 2002.

Growth in this region was largely attributable to the shift to a broad-based European business, giving Mayne Pharma a greater presence in the strategic pharmaceutical markets in France, Germany, Italy, Spain and the Nordic countries. The launch of pamidronate, used to support certain chemotherapy programs, contributed to stronger performance in the EMEA region in fiscal year 2003.

Americas

Revenue in the Americas region increased 26.2% to A$143.9 million in fiscal year 2003. Growth in this region was underpinned by the launch of pamidronate in April 2002. During fiscal year 2003, we continued to grow the market share for pamidronate, introduce new products such as hydromorphone and, leverage older, more established products to our customer base.

Asia Pacific

Revenue in Asia Pacific increased 31.9% to A$140.2 million in fiscal year 2003. This revenue growth was attributable to increased sales revenue in Australia for three key oncology products: paclitaxel, pamidronate and epirubicin.

EBIT

Mayne Pharma’s EBIT increased by 33.2% to A$59.0 million in fiscal year 2003 from A$44.2 million in fiscal year 2002. This increase was attributable primarily to the full year contribution of the Mayne Pharma business in fiscal year 2003 compared to only nine months of EBIT contribution in fiscal year 2002, partially offset by some price erosion in major products (primarily pamidronate and carboplatin), industrial action at the Mulgrave plant, no significant new product launches and the weakness of other major currencies relative to the Australian dollar.

Depreciation and Amortization

Mayne Pharma’s depreciation and amortization expense increased by A$16.7 million, or 48.3%, from A$34.6 million in fiscal year 2002 to A$51.3 million in fiscal year 2003, primarily due to the inclusion of a full year’s results from this business in fiscal year 2003, compared to nine months in fiscal year 2002 following Mayne’s acquisition of the business in October, 2002.

Mayne Pharma had no significant items in fiscal years 2003 or 2002.

CONSUMER PRODUCTS

The following is a table that reconciles certain GAAP financial measures to non GAAP financial measures for our consumer products business segment for each of the last three fiscal years.

	Year ended June 30,
	2004	2003	2002(7)
Sales(1)	149.4	201.3	167.2
EBITDA(2)	18.9	(2.4)	16.9
Total Depreciation & Amortization(3)	8.4	8.8	6.2
Earnings before interest & tax (excluding significant items)(2)(4)	10.5	(11.2)	10.8
Significant items(5)	—	(62.8)	—
Earnings before interest & tax (including significant items)(6)	10.5	(74.0)	10.8

(1)	Sales as reported in the Segment Note, note 25 of the Australian GAAP Financial Statements.

(2)	We believe that EBITDA and earnings before interest and tax (excluding significant items) are useful to investors because they provides investors with a greater level of insight into the underlying performance of our business than using comparable measures determined in accordance with Australian GAAP. Moreover, management believes that these measurements permit investors to examine the performance of each business between years with a higher degree of comparability. They should not, however, be considered to be an indication of, or alternative to, comparable measures determined in accordance with Australian GAAP.

(3)	Total depreciation and amortization as reported in the Segment Note, note 25 of the Australian GAAP Financial Statements.

(4)	Earnings before interest, tax & significant items as reported in the Segment Note, note 25 of the Australian GAAP Financial Statements.

(5)	Significant items before tax as reported in Segment Note, note 25 of the Australian GAAP Financial Statements

(6)	Earnings before interest and tax as reported in the Segment Note, note 25 of the Australian GAAP Financial Statements.

(7)	Consumer Products results include the period of operation from the date of acquisition of Faulding on October 1, 2001 through June 30, 2002.

Fiscal Year 2004 Compared to 2003

Sales Revenue

Our consumer products business segment’s sales revenue of A$149.4 million in fiscal year 2004 represented a decrease of A$51.9 million, or 25.8%, from sales revenue of A$201.3 million in fiscal year 2003. This decrease was predominantly due to a smaller contribution of A$3.6 million in fiscal year 2004 from the discontinued businesses compared with sales revenues for discontinuing businesses of A$44.9 in fiscal year 2003. The discontinued sales revenues in fiscal year 2003 predominantly related to the personal wash and sunscreen businesses that were sold or discontinued during fiscal year 2003. Sales revenues from the continuing consumer products business segment decreased by 6.7% to A$145.8 million, primarily due to the negative impact of the Pan recall on the first half of fiscal year 2004 compared to the prior year period.

In April 2003, the Therapeutic Goods Association announced that it was requiring a recall of all products manufactured by Pan Pharmaceuticals. At that time, Pan Pharmaceuticals produced a significant quantity of health supplements sold by our consumer products business segment.

EBIT

Our consumer products business segment’s EBIT (excluding significant items) was A$10.5 million in fiscal year 2004, which represented an increase of A$21.7 million from a loss of A$11.2 million in fiscal year 2003. This increase in EBIT in fiscal year 2004 compared to fiscal year 2003 was partly attributable to A$12.1 million in losses from discontinuing businesses. Excluding the impact of discontinued businesses, continuing business EBIT increased by A$9.5 million, from A$0.8 million in fiscal year 2003 to A$10.4 million in fiscal year 2004. The increase in continuing business EBIT reflects a number of factors including cost savings from having tighter cost control and a more streamlined product portfolio, increased earnings due to introduction of our Nature’s Own™ products into grocery stores and manufacturing and packaging efficiencies.

Our consumer products business segment’s EBIT (including significant items) was A$10.5 million in fiscal year 2004, which represented an increase of A$84.5 million from its loss of A$74.0 million in fiscal year 2003. This increase in EBIT (including significant items) in fiscal year 2004 compared to fiscal year 2003 was attributable to the factors outlined above, and a substantial reduction in significant items from both continuing and discontinuing businesses from A$62.8 million in fiscal year 2003 to nil in fiscal year 2004. See “—Significant Items” above for a further discussion of significant items in fiscal years 2004 and 2003 as they relate to the consumer products business segment.

Depreciation and Amortization

Our consumer product business segment’s depreciation and amortization expense decreased by A$0.4 million, or 4.7%, from A$8.8 million in fiscal year 2003 to A$8.4 million in fiscal year 2004.

Fiscal Year 2003 Compared to 2002

Sales Revenue

Our consumer products business segment’s sales revenue of A$201.3 million in fiscal year 2003 represented an increase of A$34.1 million, or 20.4%, from sales revenue of A$167.2 million in fiscal year 2002. However, sales revenue in fiscal year 2002 was lower because that period only reflected sales revenue over a nine-month period from the date of our acquisition of the consumer products business as part of the Faulding acquisition through and including June 30, 2002. Accordingly, most of this sales revenue growth was attributable to the operation of the consumer products business for a full year in fiscal year 2003 compared to only nine months in fiscal year 2002. This increase in sales revenue was partially offset by the TGA’s decision in April 2003 to suspend Pan Pharmaceuticals’ manufacturing licence and recall all products they manufactured.

EBIT

Our consumer products business segment’s EBIT (excluding significant items) was negative A$11.2 million in fiscal year 2003, which represented a decrease of A$22.0 million from its EBIT (excluding significant items) of A$10.8 million in fiscal year 2002. This decrease in EBIT in fiscal year 2003 compared to fiscal year 2002 was attributable primarily to approximately A$12.1 million in losses from discontinuing businesses in fiscal year 2002. In addition, due to lost sales caused by the Pan recall in fiscal year 2003, the continuing business EBIT for the consumer products business segment decreased to $A0.9 million in fiscal year 2003 compared to $A6.7 million in fiscal year 2002.

Our consumer products business segment’s EBIT (including significant items) was negative A$74.0 million in fiscal year 2003, which represented a decrease of A$84.8 million from EBIT of A$10.8 million in fiscal year 2002. This decrease in EBIT in fiscal year 2003 compared to fiscal year 2002 was attributable primarily to substantial amounts of significant items from both continuing and discontinuing businesses that occurred in fiscal year 2003, but which did not occur in fiscal year 2002. See “—Significant Items” above for a further discussion of significant items in fiscal years 2003 and 2002 as they relate to the consumer products business segment.

Depreciation and Amortization

Our consumer products business segment’s depreciation and amortization expense increased A$2.6 million, or 41.9%, from A$6.2 million in fiscal year 2002 to A$8.8 million in fiscal year 2003, principally due to the inclusion of a full year’s results from this business in fiscal year 2003, compared to nine months in fiscal year 2002 following Mayne’s acquisition of the business in October 2002.

PATHOLOGY

The following is a table that reconciles certain GAAP financial measures to non GAAP financial measures for our pathology business segment, which includes our medical centres, on a segment basis for each of the last three fiscal years.

	Year ended June 30,
	2004	2003	2002
Sales(1)	526.5	432.0	282.1
EBITDA(2)	81.9	61.2	40.0
Total Depreciation & Amortization(3)	31.8	25.2	13.0
Earnings before interest & tax (excluding significant items)(2)(4)	50.1	36.0	27.0
Significant items(5)	—	(8.1)	—
Earnings before interest & tax (including significant items)(6)	50.1	27.9	27.0

(1)	Sales as reported in the Segment Note, note 25 of the Australian GAAP Financial Statements.

(2)	We believe that EBITDA and earnings before interest and tax (excluding significant items) are useful to investors because they provides investors with a greater level of insight into the underlying performance of our business than using comparable measures determined in accordance with Australian GAAP. Moreover, management believes that these measurements permit investors to examine the performance of each business between years with a higher degree of comparability. They should not, however, be considered to be an indication of, or alternative to, comparable measures determined in accordance with Australian GAAP.

(3)	Total depreciation and amortization as reported in the Segment Note, note 25 of the Australian GAAP Financial Statements.

(4)	Earnings before interest, tax & significant items as reported in the Segment Note, note 25 of the Australian GAAP Financial Statements.

(5)	Significant items before tax as reported in Segment Note, note 25 of the Australian GAAP Financial Statements

(6)	Earnings before interest and tax as reported in the Segment Note, note 25 of the Australian GAAP Financial Statements.

Fiscal Year 2004 Compared to 2003

Sales Revenue

Our pathology business segment’s sales revenue of A$526.5 million in fiscal year 2004 represented an increase of A$94.5 million, or 21.9%, from sales revenue of A$432.0 million in fiscal year 2003. This increase was due to higher volume of pathology episodes, including the full year contribution from the QML and Gippsland Pathology Service acquisitions, and a 3.1% fee increase approved by the Australian Commonwealth Government, which took effect from December 1, 2003. Sales revenue from our medical centres is also included in and contributed to the pathology segment’s sales revenue.

EBIT

Our pathology business segment’s EBIT (excluding significant items) was A$50.1 million in fiscal year 2004, which represented an increase of A$14.1 million, or 39.1%, from EBIT of A$36.0 million in fiscal year 2003. This increase in EBIT in fiscal year 2004 compared to fiscal year 2003 was attributable primarily to the full year contribution from the QML and Gippsland Pathology Service acquisitions, strong EBIT improvement from Laverty Pathology, a 3.1% fee increase approved by the Australian Commonwealth Government, which took effect from December 1, 2003 and increased profits in the second half of fiscal year 2004, and an increased proportion of higher fee specialist work. Our medical centres improved its EBIT with only a minimal loss in fiscal year 2004 compared to a larger net loss in the prior year period. This improvement in the performance of our medical centres was due to rationalization of non-core assets and enhanced operating efficiencies.

The above factors more than offset a significant increase in head office costs allocated to our pathology business segment. The increase in functional cost allocations reflects the reduction in economies of scale following our divestment of the hospitals and logistics business segments.

Our pathology business segment’s EBIT (including significant items) was A$50.1 million in fiscal year 2004, which represented an increase of A$22.2 million, or 79.3%, from EBIT of A$27.9 million in fiscal year 2003. In addition to the factors mentioned above, this substantial increase in EBIT in fiscal year 2004 compared to fiscal year 2003 was attributable primarily to a substantial reduction in significant items from A$8.1 million in fiscal year 2003 to nil in fiscal year 2004. See “—Significant Items” above for a further discussion of significant items in fiscal years 2004 and 2003 as they relate to the pathology business segment.

Depreciation and Amortization

Our pathology business segment’s depreciation and amortization expense increased by A$6.6 million, or 26.5%, from A$25.2 million in fiscal year 2003 to A$31.8 million in fiscal year 2004, primarily due to the full year depreciation and amortization expense related to the QML and Gippsland Pathology Services acquisitions completed on October 1, 2002 and July 1, 2003, respectively.

Fiscal Year 2003 Compared to 2002

Sales Revenue

Our pathology business segment’s sales revenue of A$432.0 million in fiscal year 2003 represented an increase of A$149.9 million, or 53.1%, from sales revenue of A$282.1 million in fiscal year 2002. This increase was due to higher volumes of pathology episodes, including the contribution from the QML acquisition, which was acquired in October 2002.

EBIT

Our pathology business segment’s EBIT (excluding significant items) was A$36.0 million in fiscal year 2003, which represented an increase of A$8.9 million, or 32.8%, from EBIT of A$27.0 million in fiscal year 2002. This increase in EBIT in fiscal year 2004 compared to fiscal year 2003 was attributable primarily to the EBIT contribution from the QML acquisition, which was acquired in October 2002.

Our pathology business segment’s EBIT (including significant items) was A$27.9 million in fiscal year 2003, which represented an increase of A$0.8 million, or 3.0%, from EBIT of A$27.1 million in fiscal year 2002. The factors outlined above were largely offset by A$8.1 million in significant items that occurred in fiscal year 2003, resulting in a relatively flat EBIT (including significant items) in fiscal year 2003 over fiscal year 2002. See “—Significant Items” above for a further discussion of significant items in fiscal years 2003 and 2002 as they relate to the pathology business segment.

Depreciation and Amortization

Our pathology business segment’s depreciation and amortization expense increased by A$12.2 million from A$13.0 million in fiscal year 2002 to A$25.2 million in fiscal year 2003, primarily due to the acquisition of Queensland Medical Laboratories on October 1, 2002.

DIAGNOSTIC IMAGING

The following is a table that reconciles certain GAAP financial measures to non GAAP financial measures for our diagnostic imaging business segment on a segment basis for each of the last three fiscal years.

	Year ended June 30,
	2004	2003	2002
Sales(1)	276.2	199.2	159.6
EBITDA(2)	46.1	36.7	32.4
Total Depreciation & Amortization(3)	27.2	18.2	15.7
Earnings before interest & tax (excluding significant items)(2)(4)	18.9	18.5	16.7
Significant items(5)	—	—	—
Earnings before interest & tax (including significant items)(6)	18.9	18.5	16.7

(1)	Sales as reported in the Segment Note, note 25 of the Australian GAAP Financial Statements.

(2)	We believe that EBITDA and earnings before interest and tax (excluding significant items) are useful to investors because they provide investors with a greater level of insight into the underlying performance of our business than using comparable measures determined in accordance with Australian GAAP. Moreover, management believes that these measurements permit investors to examine the performance of each business between years with a higher degree of comparability. They should not, however, be considered to be an indication of, or alternative to, comparable measures determined in accordance with Australian GAAP.

(3)	Total depreciation and amortization as reported in the Segment Note, note 25 of the Australian GAAP Financial Statements.

(4)	Earnings before interest, tax & significant items as reported in the Segment Note, note 25 of the Australian GAAP Financial Statements.

(5)	Significant items before tax as reported in Segment Note, note 25 of the Australian GAAP Financial Statements

(6)	Earnings before interest and tax as reported in the Segment Note, note 25 of the Australian GAAP Financial Statements.

Fiscal Year 2004 Compared to 2003

Sales Revenue

Our diagnostic imaging business segment’s sales revenue of A$276.2 million in fiscal year 2004 represented an increase of A$77.0 million, or 38.7%, from sales revenue of A$199.2 million in fiscal year 2003. This increase in sales revenue was primarily driven by the full-year contribution of Queensland Diagnostic Imaging, acquired by us in late May 2003, and the Pacific Healthcare sites acquired in February 2003. The sales revenue growth also reflects the successful integration of Melbourne Ultrasound for Women, which we acquired in the first half of fiscal year 2004, and continued growth in higher-modality examinations, which generate higher revenues per examination. This was partially offset by the sale of our Tasmanian practices in fiscal year 2003 and our Western Australian business in early fiscal 2004.

EBIT

Our diagnostic imaging business segment’s EBIT (excluding significant items) was A$18.9 million in fiscal year 2004, which represented an increase of A$0.4 million, or 2.2%, from EBIT of A$18.5 million in fiscal year 2003. The full-year contribution of Queensland Diagnostic Imaging and the Pacific Healthcare sites was partially offset by low industry volumes which corresponds with low growth in GP consultations, with no fee increase until June 2004, integration costs relating to our acquisition of Queensland Diagnostic Imaging and an increase in head office costs allocated to our diagnostic imaging business segment. This increase in functional cost allocations reflected the reduction in economies of scale following our divestment of the hospitals and logistics business segments.

Depreciation and Amortization

Our diagnostic Imaging business segment’s depreciation and amortization expense increased by A$9.0 million, or 49.3%, from A$18.2 million in fiscal year 2003 to A$27.2 million in fiscal year 2004, primarily due to full-year depreciation and amortization expense related to the acquisition of Queensland Diagnostic Imaging in May 2003.

The diagnostic imaging business segment had no significant items in fiscal years 2004 or 2003.

Fiscal Year 2003 Compared to 2002

Sales Revenue

Our diagnostic imaging business segment’s sales revenue of A$199.2 million in fiscal year 2003 represented an increase of A$39.6 million, or 24.8%, from sales revenue of A$159.6 million in fiscal year 2002. This increase in sales revenue was primarily driven by growth in revenue due to the acquisitions of Queensland Diagnostic Imaging and the acquisition of 10 radiology sites in New South Wales from Pacific Healthcare in the second half of fiscal year 2003.

EBIT

Our diagnostic imaging business segment’s EBIT (excluding significant items) was A$18.5 million in fiscal year 2003, which represented an increase of A$1.8 million, or 10.8%, from EBIT of A$16.7 million in fiscal year 2002. This increase in EBIT in fiscal year 2003 compared to fiscal year 2002 was primarily driven by EBIT contributions in fiscal year 2003 from the acquisitions of Queensland Diagnostic Imaging and the acquisition of 10 radiology sites in New South Wales from Pacific Healthcare in the second half of fiscal year 2003.

Depreciation and Amortization

Our diagnostic imaging business segment’s depreciation and amortization expense increased by A$2.5 million, or 16.2%, from A$15.7 million in fiscal year 2002 to A$18.2 million in fiscal year 2003, primarily due to the completion of a number of acquisitions in the year, as well as the acquisition of the Queensland Diagnostic Imaging business in May 2003.

The diagnostic imaging business segment had no significant items in fiscal years 2003 or 2002.

PHARMACY

The following is a table that reconciles certain GAAP financial measures to non GAAP financial measures for our pharmacy business segment on a segment basis for each of the last three fiscal years.

	Year ended June 30,
	2004	2003	2002(7)
Sales(1)	2,068.6	1,943.4	1,406.3
EBITDA(2)	42.5	46.7	34.5
Total Depreciation & Amortization(3)	9.9	16.8	15.0
Earnings before interest & tax (excluding significant items)(2)(4)	32.6	29.9	19.5
Significant items(5)	—	(80.0)	—
Earnings before interest & tax (including significant items)(6)	32.6	(50.1)	19.5

(1)	Sales as reported in the Segment Note, note 25 of the Australian GAAP Financial Statements.

(2)	We believe that EBITDA and earnings before interest and tax (excluding significant items) are useful to investors because they provides investors with a greater level of insight into the underlying performance of our business than using comparable measures determined in accordance with Australian GAAP. Moreover, management believes that these measurements permit investors to examine the performance of each business between years with a higher degree of comparability. They should not, however, be considered to be an indication of, or alternative to, comparable measures determined in accordance with Australian GAAP.

(3)	Total depreciation and amortization as reported in the Segment Note, note 25 of the Australian GAAP Financial Statements.

(4)	Earnings before interest, tax & significant items as reported in the Segment Note, note 25 of the Australian GAAP Financial Statements.

(5)	Significant items before tax as reported in Segment Note, note 25 of the Australian GAAP Financial Statements

(6)	Earnings before interest and tax as reported in the Segment Note, note 25 of the Australian GAAP Financial Statements.

(7)	Pharmacy results include the period of operation from the date of acquisition of Faulding on October 1, 2001 through June 30, 2002.

Fiscal Year 2004 Compared to 2003

Sales Revenue

Our pharmacy business segment’s sales revenue of A$2,068.6 million in fiscal year 2004 represented an increase of A$125.2 million, or 6.4%, from sales revenue of A$1,943.4 million in fiscal year 2003. This increase in sales revenue was primarily driven by an 11% increase in revenue from hospital distribution in fiscal year 2004 compared to the previous fiscal year and continued growth in retail distribution.

EBIT

Our pharmacy business segment’s EBIT (excluding significant items) was A$32.6 million in fiscal year 2004, which represented an increase of A$2.7 million, or 9.0%, from EBIT of A$29.9 million in fiscal year 2003. This increase in EBIT in fiscal year 2004 compared to fiscal year 2003 was attributable to decreased amortization expense resulting from a write-down to goodwill of A$80 million recorded at June 30, 2003. The pharmacy business segment’s margins decreased during the first half of fiscal year 2004 because we charged lower prices to match aggressive and opportunistic pricing by our competitors during the period when we were evaluating offers to buy our pharmacy business segment, but then stabilized in the second half of fiscal year 2004.

Our pharmacy business segment’s EBIT (including significant items) was A$32.6 million in fiscal year 2004, which represented an increase of A$82.7 million from a loss of A$50.1 million in fiscal year 2003. In addition to the factors mentioned above, this increase in EBIT in fiscal year 2004 compared to fiscal year 2003 was attributable primarily to a reduction in significant items, totaling A$80.0 million for fiscal year 2003, in fiscal year 2004. See “—Significant Items” above for a further discussion of significant items in fiscal years 2004 and 2003 as they relate to the pharmacy business segment.

Depreciation and Amortization

Our pharmacy business segment’s depreciation and amortization expense decreased by A$6.9 million, or 41.1%, from A$16.8 million in fiscal year 2003 to A$9.9 million in fiscal year 2004, primarily due to the $80 million write-down of goodwill associated with the Pharmacy business at June 30, 2003.

Fiscal Year 2003 Compared to 2002

Sales Revenue

Our pharmacy business segment’s sales revenue of A$1,943.4 million in fiscal year 2003 represented an increase of A$537.1 million, or 38.2%, from sales revenue of A$1,406.3 million in fiscal year 2002. This increase in sales revenue resulted primarily from the full-year inclusion in fiscal year 2003 of the results for this business segment, which was acquired as part of the Faulding transaction in October 2001.

EBIT

Our pharmacy business segment’s EBIT (excluding significant items) was A$29.9 million in fiscal year 2003, which represented an increase of A$10.4 million, or 53%, from EBIT of A$19.5 million in fiscal year 2002. This increase in EBIT in fiscal year 2003 compared to fiscal year 2002 was attributable to the full period contribution of the business segment in fiscal year 2003.

Our pharmacy business segment’s EBIT (including significant items) was negative A$50.1 million in fiscal year 2003, which represented a decrease of A$69.6 million from EBIT of A$19.5 million in fiscal year 2002. In addition to the factors mentioned above, this decrease in EBIT in fiscal year 2003 compared to fiscal year 2002 was attributable primarily to an increase in significant items, totaling A$80.0 million, in fiscal year 2003. See “—Significant Items” above for a further discussion of significant items in fiscal years 2003 and 2002 as they relate to the pharmacy business segment.

Depreciation and Amortization

Our pharmacy business segment’s depreciation and amortization expense increased by A$1.8 million, or 11.7%, from A$15.0 million in fiscal year 2002 to A$16.8 million in fiscal year 2003, primarily due to the inclusion of a full year’s results of this business in fiscal year 2003, compared to nine months in fiscal year 2002 following Mayne’s acquisition of the business in October, 2001.

HOSPITALS

The following is a table that reconciles certain GAAP financial measures to non GAAP financial measures for our discontinuing hospitals business segment on a segment basis for each of the last three fiscal years.

	Year ended June 30,
	2004	2003	2002
Sales(1)	565.7	1,287.1	1,396.7
EBITDA(2)	58.9	125.4	139.0
Total Depreciation & Amortization(3)	21.0	70.8	67.4
Earnings before interest & tax (excluding significant items)(2)(4)	37.9	54.6	71.6
Significant items(5)	0.5	(373.6)	—
Earnings before interest & tax (including significant items)(6)	38.4	(318.9)	71.6

(1)	Sales as reported in the Segment Note, note 25 of the Australian GAAP Financial Statements.

(2)	We believe that EBITDA and earnings before interest and tax (excluding significant items) are useful to investors because they provides investors with a greater level of insight into the underlying performance of our business than using comparable measures determined in accordance with Australian GAAP. Moreover, management believes that these measurements permit investors to examine the performance of each business between years with a higher degree of comparability. They should not, however, be considered to be an indication of, or alternative to, comparable measures determined in accordance with Australian GAAP.

(3)	Total depreciation and amortization as reported in the Segment Note, note 25 of the Australian GAAP Financial Statements.

(4)	Earnings before interest, tax & significant items as reported in the Segment Note, note 25 of the Australian GAAP Financial Statements.

(5)	Significant items before tax as reported in Segment Note, note 25 of the Australian GAAP Financial Statements

(6)	Earnings before interest and tax as reported in the Segment Note, note 25 of the Australian GAAP Financial Statements.

Fiscal Year 2004 Compared to 2003

Sales Revenue

Our discontinuing hospitals business segment’s sales revenue of A$565.7 million in fiscal year 2004 represented a decrease of A$721.4 million from sales revenue of A$1,287.1 million in fiscal year 2003. This decrease in sales revenue was primarily driven by our sale of the discontinuing hospitals business segment in December 2003, which meant that our discontinuing hospitals business segment only contributed revenue for the first five months of fiscal year 2004.

EBIT

Our discontinuing hospitals business segment’s EBIT (excluding significant items) was A$37.9 million in fiscal year 2004, which represented a decrease of A$16.7 million, or 30.5%, from EBIT of A$54.6 million in fiscal year 2003. This decrease in EBIT in fiscal year 2004 compared to fiscal year 2003 was attributable to our sale of the hospitals business segment in December 2003, which meant that our discontinuing hospitals business segment only contributed EBIT for the first five months of fiscal year 2004.

Our discontinuing hospitals business segment EBIT (including significant items) was A$38.4 million in fiscal year 2004, which represented an increase of A$357.3 million from a loss of A$318.9 million in fiscal year 2003. In addition to the factors mentioned above, this increase in EBIT in fiscal year 2003 compared to fiscal year 2002 was attributable primarily to a reduction in significant items, totaling A$373.5 million for fiscal year 2003, in fiscal year 2004. See “—Significant Items” above for a further discussion of significant items in fiscal years 2004 and 2003 as they relate to the discontinuing hospitals business segment.

Fiscal Year 2003 Compared to 2002

Sales Revenue

Our discontinuing hospitals business segment’s sales revenue of A$1,287.1 million in fiscal year 2003 represented a decrease of A$109.6 million from sales revenue of A$1,396.7 million in fiscal year 2002. This decrease in sales revenue was primarily driven by the divestment of four hospitals in the second half of fiscal year 2002 driven by an ACCC decision when Mayne acquired the AHC hospital portfolio.

EBIT

Our discontinuing hospitals business segment’s EBIT (excluding significant items) was A$54.6 million in fiscal year 2003, which represented a decrease of A$17.0 million, or 23.7%, from EBIT of A$71.6 million in fiscal year 2002. This decrease in EBIT in fiscal year 2003 compared to fiscal year 2002 was attributable to an increase in nursing and medical indemnity insurance costs borne by all private hospitals during fiscal year 2003, as well as the sale of four profitable hospitals in fiscal year 2002. Our discontinuing hospitals business segment was also recovering from a very poor performance in the second half of fiscal year 2002 when Mayne abandoned its integrated healthcare strategy and decided to manage its healthcare businesses as a portfolio of relatively discrete assets.

Our discontinuing hospitals business segment’s EBIT (including significant items) was negative A$318.9 million in fiscal year 2003, which represented a decrease of A$390.5 million from EBIT of A$71.6 million in fiscal year 2002. In addition to the factors mentioned above, this decrease in EBIT in fiscal year 2003 compared to fiscal year 2002 was attributable primarily to an increase in significant items, totaling A$373.5 million, in fiscal year 2003. See “—Significant Items” above for a further discussion of significant items in fiscal years 2003 and 2002 as they relate to the discontinuing hospitals business segment.

ITEM 5B – LIQUIDITY AND CAPITAL RESOURCES

We believe that our cash holdings, operating cash flow and existing credit facilities are adequate to finance all of our existing business needs over the next twelve months, including anticipated capital expenditure and debt repayments. We expect to re-finance the US$350 million 6.25% Notes due 2006 with a combination of internal and external sources of funds. The external source of committed and uncommitted funds are shown and described in the below table. We believe that our operating cash flow, together with our ability to borrow under our existing credit facilities and access the bank debt and capital markets, will enable us to finance our foreseeable business needs.

Committed and uncommitted facilities

Set forth are the sources of liquidity for the past three fiscal years:

Financing facilities	June 30, 2004	June 30, 2003	June 30, 2002
	(in A$ millions)
Committed facilities(1)	530.0	250.0	698.9
Less utilization	(217.3)	(60.0)	—
Available committed facilities	312.7	190.0	698.9
Drawn term financings(2)	529.2	548.4	646.7
Uncommitted facilities and programs(3)
Commercial paper	—	800.1	853.3
Debt securitization	125.0	125.0	125.0
Less utilization	—	—	—
Total uncommitted facilities and programs	125.0	925.1	978.3

(1)	At 30 June 2004, committed facilities include:

(a)	Mayne has an A$500 million syndicated multi-currency and multi-issuer bank debt facility drawn to US$122.6 million and €22.5m (A$217.3 million). This facility includes a A$100 million tranche maturing on July 15, 2005 and a A$400.0 million tranche maturing on July 15, 2009.

(b)	There is also a bilateral A$30 million bank debt facility.

(2)	At 30 June 2004, drawn term financings include:

(a)	US$350 million aggregate principal amount of notes maturing in February 2006.

(b)	Loan agreement between Wasserburger Arzneimittelwerk Dr. Madaus GmbH (“Wasserburger”) and IKB Deutsche Industriebank AG (“IKB”) of an amount of €2.3 million (A$4.1 million) maturing June 30, 2009, including the security arrangements between IKB and Wasserburger.

(c)	An unsecured loan received from a customer to finance the expansion of production capacity at Wasserburger for the amount of €10 million (A$17.5 million). The loan matures in September 2009.

(3)	Uncommitted facilities and programs:

(a)	Commercial Paper - Mayne no longer has access to this uncommitted funding source.

(b)	Mayne has a A$125 million debtors securitization facility relating to Pharmacy trade receivables.

(c)	Bank overdraft facilities are arranged in each country in which the consolidated entity operates. Terms and conditions are agreed from time to time by Mayne’s Group Treasury.

Set forth below is a summary of our cash flow for our past three fiscal years.

	Year Ended June 30,
	2004	2003	2002
	(in A$ millions)
Cash receipts from customers	4,416.5	5,513.3	5,366.3
Cash payments to suppliers and employees	(4,135.7)	(5,266.1)	(5,066.1)
Dividends and trust distributions received	0.1	0.6	1.9

Interest received	17.8	14.6	32.6

Borrowing costs paid	(30.0)	(43.3)	(55.7)

Income taxes (paid)/refunded	4.0	(33.0)	(98.9)

Net cash flows from operating activities	272.7	186.0	180.1

Proceeds on disposal of entities/business operations (net of cash disposed)	828.5	484.2	23.5
Payments made on divestment activities	(56.9)	(46.0)	—
Payments for acquisitions of entities/business operations (net of cash acquired)	(359.5)	(410.3)	(267.7)
Proceeds from sale of property, plant and equipment	2.8	9.2	89.2
Payment for property, plant and equipment	(131.7)	(163.4)	(175.0)
Proceeds from sale of investments	5.8	—	3.8

Payments for operating rights and licenses	56.7	—	—

Payments for investments	—	(15.1)	(5.5)

Proceeds from loans repaid	—	0.2	0.7

Payments for loans	—	—	(1.0)

Payments for additional equity in controlled entities	—	—	(60.6)

Proceeds/(payments) for loans to controlled entities	—	—	—

Proceeds from sale of Faulding oral pharmaceutical business	—	—	1,312.3

Payments for product development	(9.7)	—	—

Payments for amounts capitalized into goodwill	(8.0)	(23.3)	(73.8)

Net cash flows from investing activities	214.7	(164.4)	845.8

Proceeds from issue of shares	0.5	.01	9.8
Proceeds from borrowings	797.6	610.0	46.8
Repayments of borrowings	(648.5)	(550.0)	(1,094.1)
Finance lease principal	(3.6)	(9.0)	(9.1)
Payments for share buy-back	(493.8)	(132.0)	—
Dividends paid	(54.6)	(71.3)	(66.2)

Realized foreign exchange gains/(losses)	(32.9)	(27.1)	(60.0)

Net cash flow from financing activities	(435.5)	(179.3)	(1,172.9)

Net increase/(decrease) in cash held	51.9	(157.8)	(147.0)

For fiscal year 2004, net operating cash flows increased 46.7% from A$186.0 million in the fiscal year 2003 to A$272.7 million for the fiscal year 2004 mainly due to increased net operating cash flows from our continuing businesses. Reduced net borrowing costs resulted from the cash received from the hospitals business sale being received in advance of our share buy-back, reflected in lower average net debt levels over the year.

For fiscal year 2003, net operating cash flows increased 3.3% from A$180.1 million in the fiscal year 2002 to A$186.0 million for the fiscal year 2003 due to higher net interest payments reflecting a higher level of debt. Lower tax payments reflect the use of carry forward tax losses in the Australian businesses.

For fiscal year 2004, net investing cash flows increased from an outflow in 2003 of A$164.4 million to an inflow in 2004 of $214.7 million as a result of $828.5 million being received from the hospitals divestment in November 2003. Payments of A$359.5 million were made to acquire entities and business operations, primarily pharmaceuticals businesses. For fiscal year 2003, net investing cash flows decreased from an inflow in 2002 of A$845.8 million to an outflow in 2003 of A$164.4 million. The proceeds from the divestment of the Logistics business was largely offset by acquisitions of Diagnostic Services businesses. In fiscal year 2002, A$ 1,312.3 million was received from the sale of the Faulding oral pharmaceuticals business.

For fiscal year 2004, net cash outflows from financing activities increased to A$435.5 million in fiscal year 2004 from A$179.3 million. This was due primarily to higher payments of $A493.8 million for shares purchased during fiscal year 2004 as part of the off-market buyback program. For fiscal year 2003, net cash outflows from financing activities decreased from an outflow of A$1,172.9 million to an outflow of A$179.3 million mainly due to the net repayment of borrowings of A$1,094.1 million in fiscal year 2002.

Having regard to the recent cash flows generated from the hospitals business, taking into account ongoing capital investment requirements, the sale of that business during the first half of fiscal year 2004 did not have a material impact on our consolidated cash flows for the 2004 fiscal year, nor is it expected to have a material impact in future years.

Share buyback program

Mayne has obtained shareholder approval to acquire up to 77.6 million of its ordinary shares (as of June 30, 2004) in on-market buybacks until March 2005. Management has not determined whether further share buybacks will be conducted under this program.

Capital expenditures in the three-year period ended June 30, 2004

Capital expenditure on property, plant and equipment during the 2004, 2003 and 2002 fiscal years totaled A$131.7 million, A$163.4 million and A$175.0 million, respectively. The table below shows capital expenditure by business for the three-year period ended June 30, 2004.

	Fiscal year ending on
Capital expenditure by business	June 30, 2004	June 30, 2003	June 30, 2002
	(in A$ millions)
Pharmaceuticals	51.5	26.2	26.7
Consumer Products	1.4	3.0	7.3
Pathology Services (including medical centres)	13.1	10.8	6.5
Diagnostic Imaging	24.7	20.3	18.0
Pharmacy	5.4	6.4	7.5
Hospitals	29.6	57.9	47.3
Logistics	—	31.6	40.3
Unallocated	6.0	7.2	21.4
Total Capital Expenditure	131.7	163.4	175.0

We invested A$51.5 million in our pharmaceuticals business in fiscal year 2004 compared with A$26.2 million in fiscal year 2003. We also invested approximately A$27.0 million in development capital expenditure in fiscal year 2004, including Seidenader inspection machines, new quality assurance laboratories using isolator technology, as well as a freeze dryer for non-cytotoxic products. That development capital expenditure in fiscal year 2004 also included approximately A$14.0 million we invested in Aguadilla and Mulgrave related to the ongoing A$60 million redevelopment of those manufacturing facilities.

Taken together, we increased our capital expenditure in our pathology services and diagnostic imaging business units by 21.3% in fiscal year 2004. This increase over the prior fiscal year reflects the larger scale of these businesses following the acquisitions undertaken in fiscal year 2003. Our development capital expenditure in diagnostic imaging for fiscal year 2004 was A$12.9 million, which included the upgrade of the Knox facility in Victoria. In addition, we invested approximately A$0.9 million in development capital expenditure in our pathology business unit.

Our capital expenditure during each of the past three fiscal years ended June 30, 2004 has been below depreciation and amortization expenses. We finance our capital expenditures from the underlying cash flow of the businesses.

In-progress development capital expenditure projects

On November 28, 2003, we announced the development of a new laboratory for our Queensland pathology business, QML. Most of the work for this project will be done in fiscal year 2005, with the site becoming operational in fiscal year 2006. We estimate our total development costs will be approximately A$28.0 million for this project.

On December 17, 2003, we announced an upgrade to the production services at our injectable manufacturing plants in Aguadilla and Mulgrave at a total cost of A$60.0 million. We will invest A$50.0 million at Mulgrave to build a new oncology manufacturing facility and more than A$15 million at Aguadilla to upgrade the facility and install a new manufacturing line for injectable multivitamin products. We invested approximately A$14.0 million of these funds in fiscal year 2004. We expect to invest at least the majority of the remaining A$46.0 million in funds in fiscal year 2005.

Divestitures

We disposed of property, plant and equipment in each of the three past fiscal years ending on June 30, 2004. We realized A$2.8 million, A$9.2 million and A$89.2 million in fiscal years 2004, 2003 and 2002, respectively.

ITEM 5C – RESEARCH AND DEVELOPMENT

Mayne Pharma conducts research and development. Our spending on research and development totaled A$44.0 million, A$44.81 million and A$44.7 million for the fiscal years 2004, 2003 and 2002, respectively. For a description of our research and development and patents policies, see “Item 4 – Information on the Company.”

ITEM 5D – TRENDS AND OUTLOOK OF RESULTS

Please see “Operating and Financial Review and Prospects” and “Item 4 – Information on the Company” for trend information.

ITEM 5E – OFF BALANCE SHEET ARRANGEMENTS

The Company leases real property and some plant and equipment under operating leases. A profile of operating lease commitments is set out in Note 38(o) to Mayne’s financial statements. Lease terms for plant and equipment are predominantly 3 to 5 years, however, longer leases are entered into for equipment with longer useful lives, such as CT scanners and MRI machines. Lease terms for property are predominantly 3 to 10 years depending on the strategic importance of the property and prevailing market conditions for such properties.

In respect of the divested hospitals business, Mayne used off balance sheet arrangements to finance the construction of a number of privately operated government hospitals.

The following off balance sheet arrangements were established in prior years and will be unwound following the sale of the hospitals.

[1]	R&D expenditures for fiscal year 2002 include expenditures of the F.H. Faulding business (“Faulding”) for the three months ended September 30, 2001, which was prior to our acquisition of Faulding. R&D expenditures for Faulding during this period are based on Faulding’s management accounts.

Noosa Hospital

Nature and Purpose:

Noosa is a 109-bed health facility comprising a public hospital (with 74 beds) and a private hospital (with 35 beds) built as a 20-year BOOT (Build Own Operate Transfer) project. The Noosa Hospital financing structure is a leasing arrangement, which is based on Queensland Health Department, a Queensland State Government agency, being a purchaser of public health services from Mayne for a period of 20 years.

Financial Impact:

Following receipt of the relevant regulatory approvals, the Noosa Hospital financing was repaid on July 26, 2004 for an amount of A$14.9 million. This payment was fully provided for as at June 30, 2004.

Joondalup Health Campus

Nature and Purpose:

Mayne operates the Joondalup Health Campus, a major health campus situated in Wanneroo, approximately 20 kilometres north of Perth, Western Australia. The Campus contains a public hospital with (with 235 beds) and a private hospital with (with 105 beds).

The Joondalup Health Campus was commissioned and commenced operation in January 1998 following Mayne’s appointment by the Government of Western Australia to develop and operate the Joondalup Health Campus. The project is a BOOT (Build Own Operate Transfer), with a term of 20 years for the public hospital and 40 years for the private hospital.

Mayne Finance Limited (“MFL”), a wholly owned subsidiary of Mayne, is the company which acquired, constructed and funded the Campus. The land on which the Campus is situated has been leased by the Government of Western Australia to MFL under a 20-year site lease (the “Site Lease”). MFL, in turn, has sub-leased the Site to Mayne under a sub-lease (the “Sub-lease”) for a similar period to enable Mayne to operate the Campus. Part of the Campus is leased from Mayne back to the Government of Western Australia under a Sub-sub-lease, for a Community Health Facility. In return for Mayne’s provision of the health services and facility, the Government of Western Australia agreed to pay Mayne an availability charge/ rental.

The construction of the Campus was initially funded by a 364-day banking facility. In June 1999, to eliminate financing and interest rate risk associated with the funding of a long-term asset with short-term debt, MFL’s floating debt was replaced by an A$92 million fixed coupon (8.18%) bond (“the Bond”) for 20 years. Under this securitization arrangement, MFL’s right to receive rent from Mayne was sold to the trustee of the Bond Trust. The semi-annual coupon to bond holders is funded by rent payable by the Government of Western Australia to Mayne, as well as, group cashflows from Mayne. The Bond is rated by Standard and Poor’s and carries the same long term rating as Mayne. The bond payments are administered by the Trustee of the Bond Trust. Mayne is the manager of the Bond Trust.

Financial Impact:

As at June 30, 2004, the fair value of Mayne’s commitment under this financing structure is approximately A$38.6 million, which represents Mayne’s future rental payable in relation to the private hospital.

Importance:

The off-balance sheet financing arrangements for Noosa Hospital and Joondalup Health Campus provide cost effective long term funding for Mayne that typically matches the term of the underlying hospital services agreement. However, off balance-sheet financing arrangements are only considered and undertaken by Mayne on a project-by-project basis, typically for Build, Own, Operate & Transfer (“BOOT”) projects, where the financed asset reverts back to Government for nil consideration. Mayne’s core means of financing on-going operations is through on-balance sheet committed and uncommitted bank debt facilities and programs as disclosed in Note 23(f) of the financial statements.

Trend and Uncertainties:

All of the hospital finance arrangements (except rentals that relate to the public portion of Joondalup Bond) effectively rely on the hospitals’ ability to generate sufficient cashflows to service the off-balance sheet debt. Therefore there is a risk to Mayne that the level of patronage/ patient volumes may not be adequate to generate sufficient funds to meet the project specific fixed charge obligations. Under that scenario, Mayne would need to use alternative sources of funds to meet those project specific fixed charge obligations. As previously stated, Mayne announced the sale of its hospitals business to a consortium of private equity buyers in October 2003. It is important to note that Mayne expects to extinguish all obligations related to the Joondalup financing arrangement upon transfer of this hospital to the acquiring consortium when regulatory approvals are received (Noosa financing arrangement transferred on July 26, 2004).

PURCHASE OBLIGATIONS

Under a purchase agreement (with an effective date of July 1, 2002) with one of Mayne’s suppliers of medical products, Mayne has agreed to purchase medical products (which includes both equipment and services) from the supplier to the value of A$51,800,000 over the term of 5 years. The agreement includes a provision that prevents the supplier from charging Mayne more than any other customer for any particular product charges. In return, Mayne purchased a Magnetic Resonance Imaging (“MRI”) system and a Computerized Tomography (“CT”) system from the supplier at a discounted price. If the value of products purchased by Mayne falls short of the agreed value of A$51,800,000, then Mayne is required to pay the supplier liquidated damages. Based on products purchased to date under this agreement, the outstanding purchase obligations have been reduced to A$27,700,000. The amount of liquidated damages payable is calculated by multiplying $2,012,500 (in respect of the first two years) or A$1,112,000 (for each subsequent year) by the percentage by which Mayne falls short of the required level of purchases for the relevant year or years. As such, the risk of Mayne being required to pay the liquidated damages (if any) is dependent on the level of purchases it makes over the term of the contract.

ITEM 5F – CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The table below summarizes Mayne’s contractual obligations as at 30 June 2004:

	Payments due by Period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-term Debt(1)	761,510	15,746	598,869	8,328	138,566
Capital Lease Obligations	12,654	5,939	5,511	1,165	39
Operating Leases(2)	258,601	71,347	91,227	48,635	47,392
Purchase Obligations	27,700	9,200	18,500	—	—
Other Long-term Liabilities Reflected on the Registrant’s Balance Sheet under Australian GAAP	63,545	4,445	8,890	8,890	41,320

Total Contractual Obligations	1,124,010	106,677	722,997	67,018	227,317

(1)	Includes Mortgagee loan relating to Noosa Hospital, drawn bank debt described in Item 5B and the US$350 million 6.25% notes due 2006.

(2)

Under a lease agreement with one of Mayne’s lessors, if Mayne’s long-term credit rating falls below BBB-, Mayne is required (within 90 days) to either terminate the operating leases with the lessor, purchase the leased assets outright or come to an acceptable go forward arrangement with the lessor. As at June 30, 2004, the total operating lease commitment with the said lessor was A$37.6 million. Of this amount, approximately A$31.9 million was related to the Logistics and Hospitals businesses that were sold during the 2003 and 2004 financial years. Mayne novated A$31.5 million of these leases to the purchasers of those businesses after June 30, 2004. Following the novation of the Logistics & Hospitals leases, the level of outstanding operating lease commitments with this lessor is only A$5.7 million.

(3)	Mayne has guaranteed the borrowings of certain pharmacists under the Pharmacy Guarantee Scheme. Refer to Note 29 of the Australian GAAP financial report for details of this scheme.

ITEM 6 – DIRECTORS AND SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Board of Directors

At September 30, 2004, the Directors of Mayne Group Limited were as follows:

Name	Position	Initially Elected or Appointed	Date Eligible for election/re-election
Peter John Willcox	Chairman	2002	2005(1)
Peter Charles Barnett	Director	1996
Dr Ian David Blackburne	Director	2004	2004(2)
Stuart Bruce James	Managing Director	2002
Sarah Carolyn Hailes Kay	Director	2001	2004(2)
Peter Edward Mason	Director	1992
Rowan McRae Russell	Director	2001	2005(2)
Prof Judith Sloan	Director	1995

(1)	Under the current board policy, there is a tenure limit of 9 years for non-executive directors. In accordance with this policy Professor Sloan retired at the conclusion of Mayne’s Annual General Meeting on November 9, 2004. Messrs Mason and Barnett will retire in February 2005.

(2)	As Managing Director, Mr SB James is not subject to retirement by rotation.

Sir Ross Buckland resigned as a Director on March 4, 2004. Dr Ian David Blackburne was appointed a Director effective September 1, 2004.

Pursuant to Mayne’s constitution, and subject to the provisions of the Corporations Act 2001, a Director may from time to time, by notice in writing to Mayne, appoint any person approved by the majority of the other Directors to act as an Alternate Director in the Director’s place for such period as the Director decides. At September 30, 2004, there were no Alternate Directors.

Details of each Director’s qualifications, experience and special responsibilities are as follows:

Mr Peter Willcox

BA (Hons), MA (Physics)

Chairman

Mr Willcox joined the Board in October 2002 as Deputy Chairman and became Chairman on January 1, 2003. He is a member of the Board’s Nomination, Remuneration and Audit and Compliance committees. He is Chairman of AMP Ltd, and was previously a Director of Lend Lease Corporation and Energy Developments Ltd. Mr Wilcox is also a former Director of FH Faulding & Co. Ltd, James Hardie Industries Ltd, Schroders Holdings Australia Ltd, BHP Ltd, North Ltd, Woodside Petroleum Ltd, Tejas Gas Corporation (USA) and Hamilton Oil Corporation (USA). Mr Wilcox is also a former Chief Executive Officer of BHP Petroleum. Age 59.

Mr Peter Barnett

FCPA

Mr Barnett joined the Board in 1996. He is Chair of the Board’s Audit and Compliance Committee and a member of its Remuneration Committee. Mr Barnett is also a Director of AMCIL, Santos Ltd and Symbion Pty Ltd., a Director and shareholder of Opis Capital Ltd., a member of the ABN AMRO Australasian Advisory Council and Vice Chairman of the Victoria Racing Club Committee. Mr Barnett is also a former Chief Executive Officer of EZ Industries Ltd and Managing Director of Pasminco Ltd (1988-1995). Age 64.

Dr Ian Blackburne

PhD (Chemistry), MBA

Dr Blackburne joined the board in September 2004. He is Chairman of CSR Limited and Australian Nuclear Science and Technology Organisation. Director of Suncorp Metway and Teekay Shipping Corporation. He holds the honorary post of Adjunct Professor at University of Queensland in the Schools of Molecular Sciences and Management. Dr Blackburne is also a former Managing Director of Caltex Australia. Age 58.

Mr Stuart James

BA (Hons)

Group Managing Director and Chief Executive Officer

Mr James joined Mayne as Chief Operating Officer in July 2000. He joined the Board in January 2002 as an Executive Director and became Group Managing Director and Chief Executive Officer in August 2002. Previously, Mr James was Managing Director, Australian Financial Services, Colonial, including Managing Director Colonial State Bank (formerly State Bank of New South Wales) following 25 years with Shell Australia and Shell International. Age 55.

Ms Carolyn Kay

BA, LLB, GradDipMgmt

Ms Kay joined the Board in 2001. She is Chair of the Board’s Nomination Committee and member of the Occupational Health, Safety and Environment Committee. She is Director of Commonwealth Bank of Australia Ltd and Deputy Chair, Victorian Funds Management Corporation, a former Executive Director of Morgan Stanley (in London and Melbourne) and former Director of Colonial State Bank, Treasury Corporation of Victoria and Ansell Ltd. Age 43.

Mr Peter Mason AM

BCom (Hons), MBA

Mr Mason joined the Board in 1992. He is a member of the Board’s Audit and Compliance Committee. Mr Mason is also chairman of JP Morgan Chase Bank Australia, Ord Minnett Holdings Pty Limited, and a director of AMP Limited. Mr Mason is also a member of the Council of the University of New South Wales, and a director of the University of New South Wales Foundation, Australian Research Alliance for Children. Age 58.

Mr Rowan Russell

BA, LLB (Hons)

Mr Russell joined the Board in 2001. He is Chair of the Board’s Remuneration and Occupational Health, Safety and Environment committees and a member of the Nomination Committee. Mr Russell is a partner of Mallesons Stephen Jaques, and a Professional Associate of the Monash University Law School. Age 49.

Professor Judith Sloan

BA (Hons), MA (Melb), MSc

Professor Sloan joined the Board in 1995. Until her retirement on November 9, 2004 she was a member of the Board’s Occupational Health, Safety and Environment Committee. She remains on the Trustee Board of the

Mayne Group Superannuation Fund Pty Ltd., and is a Director of Santos Ltd and Deputy Chairman Australian Broadcasting Corporation. She is also Commissioner of the Productivity Commission (part-time) and a former Professor of Labor Studies, Flinders University, South Australia. Age 49.

New Director Appointments

On October 26, 2004, Mayne announced it was appointing Mr David William Knott and Dr John Martin Sime as non-executive directors, effective November 10, 2004.

Mr David William Knott

LLB

Mr Knott has more than 30 years of experience in law, financial services and public administration during which he has held a variety of CEO and other senior management positions. On 31 December 2003, he completed a three-year term as Chairman of the Australian Securities and Investments Commission. He previously held senior public management roles in prudential supervision and funds management including Chief Operating Officer of the Australian Prudential Regulatory Authority, Executive Director of the Australian Financial Institutions Commission and Managing Director of Commonwealth Funds Management Limited. He has extensive private sector experience gained in 13 years of legal practice (specialising in commercial and corporate law) followed by 10 years in investment banking. Age 55.

Dr John Sime

PhD (Biochemistry), MSc (Physical Chemistry), FRSC, CChem

Dr Sime has held senior positions in academia and the pharmaceutical industry. He is currently Adjunct Professor at Swinburne University of Technology in the School of Research and Graduate Studies and was previously Director of Research Support and Development at the Imperial College of Science Technology and Medicine in London. Dr Sime was Chief Executive Officer of the BioIndustry Association (UK) and has more than 25 years experience at SmithKline Beecham Pharmaceuticals (now GlaxoSmithKline plc) having held a number of senior positions including Managing Director of the Australasian business and Global Senior Vice President and Director, Strategic Marketing. Age 63.

Senior Management

The Senior Managers of Mayne as at September 30, 2004 are as follows:

Name	Position	Initially Appointed	Joined Company

Stuart Bruce James	Group Managing Director and Chief Executive Officer	2002	2000

Paul Andrew Binfield	Chief Financial Officer	2003	1999

David Benjamin Cranwell	Group General Manager, Pharmacy	2003	1995

Peter John Fleming	Chief Information Officer	2002	2002

Stuart Hinchen	President Americas – Pharmaceuticals	2003	1995

Peter Lindsay Jenkins	Chief Development Officer	2000	2000

Michael Kotsanis	President Asia Pacific – Pharmaceuticals	2003	2001

Jeffrey Wayne Pearce	Group General Manager Personnel	2000	2000

Alan Morton Reid	President Global Services – Pharmaceuticals	2001	2001

Scott Richards	President Europe, Middle East, Africa – Pharmaceuticals	2003	2001

Neil Rodaway	Group General Manager, Diagnostic Services	2003	1992

Details of each Senior Managers’ (other than SB James) qualifications, experience and special responsibilities are as follows:

Peter Jenkins

BCom, ACA (NZ)

Chief Development Officer

Mr Jenkins joined Mayne in 2000 as Chief Financial Officer and moved to his current role of Chief Development Officer in August 2003 to focus on the development activities of the group and in particular the Pharmaceuticals business. Peter previously held senior planning, business integration and finance positions at Colonial – including Chief Financial Officer of Colonial Australian Financial Services – and senior planning, finance and marketing positions at Shell Australia. Age 52.

Paul Binfield

BA (Hons), ACA (UK), ACA (NZ)

Chief Financial Officer

Mr Binfield joined Mayne in 1999 and is responsible for all aspects of Mayne’s financial management and reporting as well as the group’s corporate services. Paul was previously employed in a senior financial position with Fortis, an international financial services company, and worked with Price Waterhouse in Australia and overseas. Age 39.

Neil Rodaway

BSc (Hons), ACA (UK), FCS

Group General Manager Diagnostic Services

Mr Rodaway joined Mayne in 1992. He is responsible for the group’s Diagnostic Services division, which includes Pathology and Diagnostic Imaging services and Medical Centres. Neil has held a number of operational and senior finance roles with Mayne. Immediately prior to his current role, Neil was responsible for the strategic disposal of the Mayne hospital portfolio. Age 40.

David Cranwell

MBA, MNautSc

Group General Manager Pharmacy

Mr Cranwell joined Mayne in 1995 and is responsible for the group’s Pharmacy business. He was previously Group General Manager of Mayne’s international Logistics business. David has held senior management positions with TNT and CS First Boston and is a qualified Master Mariner. Age 47.

Stuart Hinchen

BEc, CA

President, Americas

Mr Hinchen joined Mayne in 1995. He is responsible for the pharmaceutical businesses in the USA, Canada and Latin America. Stuart previously held senior finance positions with Mayne, both in Australia and internationally. Age 41.

Michael Kotsanis

BSc, GradDipBus, MBus

President, Asia Pacific

Mr Kotsanis joined Mayne in 2001. He is responsible for Mayne’s pharmaceutical business in the Asia Pacific region. Michael has more than 16 years experience in the pharmaceutical industry and held a variety of sales and marketing positions with a multinational company until he joined Faulding in 1999. Age 38.

Scott Richards

President, Europe, Middle East and Africa

Mr Richards joined Mayne in 2001. He is responsible for Mayne’s pharmaceutical operations in Europe, the Middle East and Africa. Scott previously held a number of senior positions in Faulding’s pharmaceutical business, including Vice President, Commercial Operations for Australia and New Zealand. Age 40.

Alan Reid

BA (Hons)

President Global Services

Mr Reid joined Mayne in 2001. He is responsible for the group’s global pharmaceutical support activities, including marketing, technical operations, quality, product and research development, and for the Consumer Products business unit. Alan was previously Senior Vice President - Asia Pacific for Basell International, a BASF/Royal Dutch Shell Group joint venture. Through assignments with Shell International, he has multi-discipline international experience in the energy, resources, polymers and chemical industries. Age 58.

Peter Fleming

BBM, GradDipComp

Chief Information Officer

Mr Fleming joined Mayne in 2002. He is responsible for information technology initiatives across the group, including the evaluation of emerging technologies to support Mayne’s businesses internationally. Previously Chief Information Officer at Vodafone Australia and Colonial Limited, Peter has also held senior IT roles with Coles Myer. Age 45.

Jeff Pearce

BCom

Group General Manager Personnel

Mr Pearce joined Mayne in 2000 and is responsible for personnel, occupational health and safety and security for the group. Jeff was previously Group General Manager Personnel at Colonial Limited, following a 30-year career with Trans Australia Airlines where he held senior positions in personnel and airline operations. Age 61.

COMPENSATION

Mayne’s broad policy for the management of emoluments of Board members and senior executives is as follows:

Non-Executive Directors

Mayne’s Constitution provides that the Board shall determine the total remuneration paid to Directors for their services as Directors for each financial year and its distribution amongst them, provided that the total amount does not exceed the maximum amount approved from time to time by shareholders in a general meeting.

Total remuneration for all Non-Executive Directors, as approved by shareholders at the Annual General Meeting on November 9, 2004, is not to exceed $1,500,000 per annum in aggregate.

The total remuneration paid to all of the non-executive Directors for their services as Directors during 2003/2004 in aggregate was $883,152. Non-Executive Directors are required to apply part of their Directors’ fees to acquire shares in Mayne. Further details of Director emoluments, and of the Board’s policy and practice with respect to Director remuneration, are set out in the Directors’ Report in Mayne’s financial statements.

In May 2003, the Board changed the structure of Board remuneration by closing the non-executive Director retirement allowance scheme to all future Directors and to current Non-Executive Directors with less than two years service. Previously, after completing two years of service, each Director was invited to enter into a service agreement, which provides a retirement benefit on terms previously approved by shareholders. The three longer serving non-executive Directors, being Messrs PE Mason, PC Barnett and Professor J Sloan have pre-existing service agreements with Mayne and continue to be entitled to the payment of a retirement allowance in accordance with their agreements (the form of which had previously been approved by shareholders). Under these agreements Mayne provides a retirement allowance equivalent to the last three years of the Director’s fees, plus 5% of that amount for each additional year of service beyond three years. Any superannuation benefits from compulsory company contributions are deducted from this allowance.

In recognition of the closing of the Non-Executive Director retirement allowance scheme, fees for Non-Executive Directors with less than two years service (and therefore not party to a service agreement) were increased effective from their date of appointment.

In August 2003, the Board resolved that the person holding the position of Chairman of the Audit & Compliance Committee should receive an additional fee of $15,000 per annum.

In July 2004, after reviewing market data from remuneration consultants, the Board further resolved to increase Directors’ fees for all Non-Executive Directors by 10%, with this change taking effect from July 1, 2004. This resulted in an increase in Directors’ Fees for Non-Executive Directors with existing service agreements from $75,000 per annum to $82,500 per annum, non-executive Directors without service agreements from $100,000 per annum to $110,000 per annum, and the Chairman from $300,000 per annum to $330,000 per annum. Further, the Board resolved that the chair of the Remuneration, Nomination and Occupational Health Safety and Environment committees, together with the Board’s representative on the Mayne Group Superannuation Fund Trustee Board, should receive an additional $10,000 per annum.

The revised fee structure was within the overall maximum aggregate cap of $1,000,000 per annum in respect of Directors’ fees that applied at the time the changes were effected. Since then, at the Annual General Meeting on November 9, 2004, shareholders approved an increase of the maximum aggregate remuneration of Non-Executive Directors to $1,500,000 a year.

The Board also believes it is important for Non-Executive Directors to have share ownership in Mayne to better align their interests with those of shareholders. To achieve this, the establishment of a Non-Executive Directors’ Share Plan (‘the Plan’) was approved by shareholders at the Annual General Meeting held in November 2000. Those Directors who are not entitled to a retirement allowance must apply a minimum of 20% of their Directors’ Fees in acquiring shares in Mayne under the Plan. Directors who are entitled to receive a retirement allowance are required to apply a minimum of 10% of their fees in acquiring shares under the Plan. The Plan also allows Non-Executive Directors to take a higher proportion of their fees in the form of shares should they elect to do so.

A Non-Executive Director who acquires shares under the Plan generally must not transfer those shares before the earlier of the end of ten years from the date acquired or the date on which the Non-Executive Director ceases to be a Director of Mayne.

At the 2000 Annual General Meeting shareholder approval was obtained to purchase shares on the Australian Stock Exchange or issue shares under the Non-Executive Directors Share Plan for three years from the Plan’s commencement. The approval to issue shares under the Plan expired on December 31, 2003 and the Board has determined not to seek further approval from shareholders to allow for new issues in the future. No further shareholder approval is required for the purchase of Shares on-market under the Plan.

During the fiscal year 2004, a total of 72,303 ordinary shares were purchased on the market in accordance with the Plan. No shares were issued under the Plan during the year.

Total fees paid to Non-Executive Directors (cash plus shares) are inclusive of fees in connection with attendance at Board and Board Committee meetings.

Details of the amount of each element of the emoluments of each Non-Executive Director for the year are:

	Director Fees
Non-Executive Director	Cash A$	Shares	Other benefits(1) A$	Total Remuneration A$
P J Willcox	240,000	60,000	27,938	327,938
P C Barnett(2)(3)	78,750	8,750	7,969	95,469
R Buckland	54,493	13,516	6,224	74,233
S C H Kay	80,000	20,000	9,187	109,187
P E Mason(2)	—	75,000	9,007	84,007
R McR Russell	50,000	50,000	10,474	110,474
J Sloan(2)	60,000	15,000	6,844	81,844

(1)	The Non-Executive Directors’ other benefits include Fringe Benefits Tax and company contributions to superannuation.

(2)	These Directors have a signed Service Agreements with Mayne and are entitled to receive a retirement allowance.

(3)	Mr Barnett is Chair of the Audit & Compliance Committee and was entitled to an additional $15,000 fee per annum effective September 1, 2003.

Group Managing Director and Chief Executive Officer

The Group Managing Director and Chief Executive Officer, Mr S B James, is the only Executive Director of Mayne Group Limited.

On August 29, 2002, Mayne entered into an agreement with Mr James covering his appointment as Group Managing Director and CEO for a period of five years. If Mr James’ employment is terminated by Mayne, other than for specified cause, Mayne must pay Mr James a lump sum separation amount equivalent to fixed annual remuneration for the unexpired portion of the agreement or two years, whichever is the lesser.

The total remuneration for Mr James currently comprises four components:

•	Fixed Annual Remuneration (“FAR”);

•	Performance based incentive remuneration through participation in the Senior Executive Short Term Incentive Plan (“SESTIP”);

•	Performance Share Plan; and

•	Share Purchase Loan.

Fixed Annual Remuneration

The FAR comprises salary, and benefits (eg. novated vehicle lease), including applicable FBT, and is subject to annual review by the Board.

Senior Executive Short Term Incentive Plan (“SESTIP”)

The SESTIP was established in 2003 to ensure that the services of key executives were secured during the crucial period of repositioning of the group and that an appropriate (and significant) portion of total remuneration is at risk.

Such an approach to executive remuneration is consistent with practice in the international pharmaceuticals market. It is the considered view of the Board that pharmaceutical industry competitive arrangements must continue to ensure that executive capability is consistent with the future demands of the business.

The SESTIP for Mr James provides for a maximum incentive entitlement of 150% of FAR.

At the 2003 Annual General Meeting, shareholder approval was obtained for the acquisition of Mayne shares associated with Mr James’ participation in the SESTIP.

As stated in the explanatory notes to shareholders for the 2003 Annual General Meeting, consistent with Mayne’s focus on the repositioning and redevelopment of business activities, the performance targets for 2003/2004 were related to the achievement of budget goals and the achievement of specific milestones in the implementation of the group strategy.

Whilst the amount awarded under the SESTIP for the year is based on the performance for the year, the incentive has a long term characteristic in that the executive is required to take a minimum of 40% of the amount awarded each year as deferred Mayne shares.

Executives may elect to take a higher proportion up to and including 100% of the amount as shares rather than cash, and for the 2003/2004 award, Mr James has elected to take 100% of the amount as shares.

The number of shares issued under the SESTIP is determined by dividing the amount awarded as the annual incentive by the average underlying share price over a period of trading days determined by the Board. For the year the trading period was for the five days following the announcement of the 2002/03 annual results. For subsequent years the share price for the purpose of determining the number of shares issued under the SESTIP will be the opening price on the first day of the SESTIP year, i.e. July 1.

The shares are held “at risk” for three years from the date of the grant and only vest, in general, where the Executive remains employed by the group. Shares, once vested, must be held by the executive for a period of ten years from grant or 12 months after ceasing employment with the group, whichever is the earlier. In this way the executive benefit is aligned to the longer term performance of the shares.

Performance Share Plan

Mr James is a participant in the Performance Share Plan, which was approved by shareholders at the 2002 Annual General Meeting. Under this plan, 420,000 Share Acquisition Rights (“SARs”) were granted in three equal tranches (November 2002, August 2003 and August 2004), each over 140,000 performance shares.

The performance hurdles relate to cash earnings per share (cash EPS) growth over a 3-year vesting period for each tranche, coinciding with the end of the 2005, 2006 and 2007 financial years, respectively. Mr James will be entitled to vest 50% of the SARS in each tranche where a target level of 10% per annum average annual cash EPS growth is achieved over the relevant three year period. This will increase pro rata for performance above the target EPS growth figure, resulting in 100% of the SARS vesting for achieving 15% per annum average annual cash EPS growth over each three year period.

During the first two years of the application of the plan (fiscal years 2002 and 2003) the performance hurdle rate was not met. Notwithstanding the level of performance for the year, it is not likely that the average result for the three years will be sufficient for the first tranche to qualify for vesting, reflecting the Board philosophy that incentive reward must relate to superior performance.

Share Purchase Loan

On June 23, 2000, as approved by shareholders at the 2000 Annual General Meeting, Mr James was provided with a loan of $2,197,500 to purchase 750,000 Mayne shares at market price. All dividends payable on these shares after tax, are applied to loan repayment. The loan balance at June 30, 2004 was $2,017,896. The loan is interest free and the statutory FBT interest rate is used to calculate the remuneration equivalent of the loan benefit.

The loan is repayable in full within one month of the expiry of Mr James’ service agreement with Mayne.

Details of the nature and amount of each element of emolument of Mr James are:

Executive Director	Salary(1) A$	Bonus FY03 A$	Bonus FY04(2) A$	Interest Free Loan Benefit(3) A$	Share Acquisition Rights(4) A$	FBT Benefits A$	Total Remuneration A$
S B James	1,600,000	750,000	2,185,000	133,500	93,723	57,569	4,819,792

(1)	Mr James did not receive any fees for his services as a Director.

(2)	Mr James’ award for the year was approved by the Board in July 2004. The amounts awarded for the 2004 fiscal year are disclosed in addition to the bonus payment made for the 2004 fiscal year. In future reports, it is intended that details of remuneration paid or payable for the financial year being reported will be disclosed. The amount disclosed for the 2004 fiscal year SESTIP is the total award, which includes both the deferred share and cash/elective share components. The deferred shares are held “at risk” for three years from the date of grant and only vest, in general, where the executive remains employed by the group.

(3)	The interest free loan benefit was calculated using an interest rate of 6.55% per annum.

(4)	In accordance with guidelines published by the Australian Securities and Investments Commission (ASIC), remuneration includes a proportion of the notional value of the 140,000 SARs granted to Mr James in each of fiscal years 2002 and 2003. The notional value of the November 2002 grant, using the Black Scholes methodology at $1.36 per SAR, is $190,400 and the notional value of the August 2003 grant, using the Black Scholes methodology at $1.39 per SAR, is $194,600. The amount disclosed represents the pro rata notional value for the year, calculated on the basis that the SARs will vest at the end of three years. As stated above, it is not likely that the first tranche of SARs will vest based on the performance against the relevant Cash EPS hurdle. The value determined by this methodology is not related to nor indicative of any benefit that the executive may ultimately realize should the SARs vest.

Senior Executives

The total remuneration for senior executives is made up of fixed annual remuneration (“FAR”) and performance based incentive remuneration through the Senior Executive Short Term Incentive Plan (“SESTIP”).

The FAR comprises salary, company superannuation contributions and other benefits (for example, novated vehicle lease) including applicable FBT, and is subject to annual review by the Remuneration Committee.

The SESTIP is the same Plan as detailed above for the Group Managing Director and Chief Executive Officer, except that the maximum incentive entitlement for currently participating senior executives is 100% of FAR. Similarly, as Mayne focuses on repositioning and redevelopment of business activities the performance hurdles are related to the achievement of budget goals and milestones in the implementation of the group strategy, with the performance targets set for each executive also including business milestones appropriate to their area of responsibility.

Prior to 2002, executives were entitled to participate in the Mayne Executive Share Option Scheme (‘the Scheme’). The Scheme was based on the allocation of options at an exercise price equal to the underlying share price at the date of allocation. There were no performance hurdles attached to the options, with exercise being subject only to time restrictions. The absence of performance hurdles was the underlying reason for the Board decision to cease the future allocation of options under the Scheme. The specified executives in this disclosure all hold options from past allocations under the Scheme.

The following table sets out an analysis of the nature and amount of emolument of the five highest remunerated executives, and certain other specified executives, for the year ended June 30, 2004.

Executive	Base Salary A$	Performance Based Bonus FY03(1) A$	Performance Based Bonus FY04(2) A$	Other Benefits(3) A$	Value of Options(4) A$	Total Remuneration A$
P L Jenkins	488,016	120,000	560,000	219,988	129,190	1,517,194
A M Reid	560,000	100,000	420,000	43,111	144,768	1,267,879
N Rodaway	314,650	62,000	728,700	54,456	235	1,162,041
DB Cranwell	402,480	67,500	538,200	98,914	10,942	1,118,036
JW Pearce	349,745	74,000	377,500	84,450	39,333	925,028
PA Binfield	347,684	55,000	380,000	33,120	469	816,273
P Fleming	372,584	68,000	360,000	70,340	15,143	886,067

(1)	Comprises bonus payments in accordance with the short term incentive (“STI”) provisions of their employment contracts for the year ended June 30, 2003, based on performance in that year.

(2)	Comprises bonus payments in accordance with the SESTIP for the year ended June 30, 2004, based on performance in that year and noted by the Board in July 2004, except for Mr. Cranwell, who was paid in accordance with the STI provisions of his employment contract for the year ended June 30, 2004. The amounts awarded for the 2004 fiscal year are disclosed in addition to the bonus payment made for the 2003 fiscal year. In future reports, it is intended that details of remuneration paid or payable for the financial year being reported will be disclosed. The amount disclosed for the 2004 fiscal year SESTIP is the total award, which includes both the deferred share and cash/elective share components. The deferred shares are held “at risk” for three years from the date of grant only vest, in general, where the executive remains employed by the group.

(3)	Comprises other remuneration benefits such as company contributions to superannuation and the package value of motor vehicle benefits inclusive of FBT.

(4)	In accordance with guidelines published by ASIC, remuneration includes a proportion of the notional value of options granted to executives in prior years. The notional value of the options is to be progressively recognized as remuneration over the relevant option’s vesting period. The remuneration value of options held is the value of each series of options issued, using the Black Scholes methodology, divided by the number of financial years until each series of options vests. The value included as remuneration is not related to nor indicative of any benefit that the executive may ultimately realize should the options be exercisable. The final expiry date for options allocated in 2001 will be in 2005, and it would be necessary for the Mayne share price to exceed the exercise price by the final expiry date for the executives to derive any benefit from those options.

Under the Corporations Act 2001 and Australian Accounting Standards, only the Directors, the “top 5” senior executives and certain other specified executives income figures, require individual disclosure.

The aggregate income received or due and receivable by Directors and Senior Management for the year ended June 30, 2004 was approximately A$15.8 million. This amount covers 18 people worldwide.

Mayne has established a separate plan for non-executive Directors, which provides benefits upon retirement. The aggregate amount set aside or accrued with respect to this plan during the 2004 and 2003 fiscal years was A$836,000 and A$500,000, respectively.

As noted earlier in this report, in May 2003, the Board closed the non-executive retirement allowance scheme to all future Directors and to current Non-Executive Directors with less than two years service. At June 30, 2004, the maximum amount to be provided in future periods was nil (at June 30, 2003, this amount was A$871,000).

For full details of Directors and Senior Managers option and shareholdings see Item 7 “Share Ownership” below.

BOARD PRACTICES

Role of the Board

The Board is the governing body of Mayne Group Limited and seeks to represent and serve the interests of shareholders by overseeing and appraising Mayne’s strategies, policies and performance. The Board’s role includes protecting and optimizing company performance and increasing shareholder value, setting Mayne’s values and standards, and ensuring shareholders are kept informed of Mayne’s performance and major developments affecting its state of affairs. A written Board Charter and Relationship with Management, which includes details in relation to the responsibilities of the Board and its relationship with management, was adopted by the Board in June 2003, and reviewed and confirmed in June 2004.

Corporate governance principles

The Board has established and reviewed its corporate governance practices in line with the Australian Stock Exchange (“ASX”) Corporate Governance Council’s “Principles of Good Corporate Governance and Best Practice Recommendations” published in March 2003. The Board considers that Mayne’s Corporate Government Practices referred to in this statement and elsewhere in this report, have followed those Best Practice Recommendations throughout the last fiscal year.

Board composition

The Board has eight Directors – seven non-executive Directors including the Chairman and one Executive Director. All current Non-Executive Directors are considered by the Board to be independent, having regard to the guidelines for assessing “independence” set out in the ASX Best Practice Recommendations and the materiality threshold referred to below. Broadly speaking, these guidelines seek to determine whether the Director is generally free of any interest and any business or other relationship, which could, or could be perceived to, materially interfere with the Director’s ability to act in Mayne’s best interests. Where the Director has an affiliation with a business which provides to or acquires from goods or services in the ordinary course of business on an arms-length basis and which, during the last three years, accounts for less than 2% of consolidated gross revenue or costs (from the separate perspectives of both Mayne and the particular business in question), this should be regarded as immaterial for the purpose of determining independence. Where this threshold is exceeded, the Board will review the materiality of the particular circumstance with respect to the independence of the particular Director.

Sir Ross Buckland resigned from the Board on March 4, 2004 and Dr Ian Blackburne was appointed as a Director with effect from September 1, 2004.

The composition of the Board is reviewed by the Nomination Committee to ensure that the Board has the appropriate mix of expertise and experience. Whilst it is the Board’s role to define the desired qualifications and attributes for any new Board candidate, the Board seeks the advice of the Nomination Committee, which also puts forward appropriate candidates from time to time, generally with input from independent consultants.

Board meetings and contacts with executives

The Board holds regular scheduled meetings each year, plus meetings at such other times as may be necessary to address any significant matters that may arise, such as major investment decisions. Fourteen Board meetings were held during the year. The Group Managing Director attends Committee meetings by invitation and senior executives regularly attend Board and Board Committee meetings to make presentations. Directors also undertake visits to operational sites from time to time.

Performance review of Board

In recent years, the Board has conducted an annual review of its processes to ensure that it is able to carry out its functions in the most effective manner. This has involved each Director assessing and commenting on the Board’s performance against its major accountabilities. The Board again undertook this Performance evaluation process during August to October 2003.

In addition to the annual performance review of the Board, the Nomination Committee will assess the requirement to undertake an evaluation of the performance of the Board Committees and individual Directors (including the Chairman) against a set of agreed criteria. Feedback will be collected and discussed by the Board, with consideration being given as to whether any steps should be taken to improve performance of the Board or its committees. Feedback in respect of individual Directors will be given to the Chairman who will undertake a review discussion with the individual Director. In the case of the Chairman of the Board, the review will be conducted by the Chairman of the Nomination Committee. Where appropriate to facilitate the review process, assistance may be obtained from third parties.

BOARD COMMITTEES

To assist in the execution of its responsibilities, the Board has previously established a number of Board Committees including an Audit and Compliance Committee, Nomination Committee, Remuneration Committee, Occupational Health, Safety and Environment Committee, Share Issue Committee and a Standing Committee for Urgent Matters.

Audit and Compliance Committee

The Audit and Compliance Committee Charter sets out the roles and responsibilities of the Committee.

These include:

•	providing a link between the Independent Registered Public Accounting Firm of Mayne and the Board;

•	reviewing financial statements for accuracy, to ensure they reflect a true and fair view, and for adherence to accounting standards and policies;

•	reviewing accounting policies adopted or any changes made or contemplated;

•	reviewing the plans, results and effectiveness of the external and internal audit programs;

•	approving the scope of the audit and recommending the external auditors’ fees for Board approval;

•	advising the Board on the appropriateness of significant policies and procedures relating to financial processes and disclosures and reviewing the effectiveness of Mayne’s internal control framework; and

•	reviewing procedures and policies Mayne has in place to ensure compliance with laws and regulations in areas such as trade practices, occupational health and safety, and the environment, in addition to insider trading laws, continuous disclosure requirements and other best practice corporate governance processes.

Further, in accordance with the Charter, the Committee is responsible for making recommendations to the Board on the appointment, reappointment, replacement and remuneration of the Independent Registered Public Accounting Firm as well as evaluating the Independent Registered Public Accounting Firm’s performance and independence. The Committee will review the appointment of the Independent Registered Public Accounting Firm annually based on an assessment of the Independent Registered Public Accounting Firm’s performance and independence. The Committee also plays a role in monitoring and approving non-audit services performed by the Independent Registered Public Accounting Firm. The Board has approved a policy for approval of non-audit services that sets out the procedures for approval of non-audit services and confirms those non-audit services that are prohibited to be performed by the Independent Registered Public Accounting Firm. The Committee is responsible for implementing this policy. In addition, the Committee is responsible for reviewing the results and effectiveness of the internal audit programs, as well as monitoring its independence from the Independent Registered Public Accounting Firm.

The Charter provides that the Committee must consist of only non-executive Directors, a majority of independent Directors, an independent chair who is not Chairman of the Board and a minimum of three Board members. It also states that all members should be financially literate and at least one member should have financial expertise (ie be a qualified accountant or other financial professional with experience of financial and accounting matters).

During the year, all members have been independent non-executive Directors. The members during the year were Messrs PC Barnett (Chair), PE Mason and PJ Willcox. The Committee met seven times during the year with all members being in attendance on each occasion.

The external audit partner usually attends meetings by invitation, as do relevant senior executives of Mayne. The Independent Registered Public Accounting Firm that acts as the external auditors (KPMG) was appointed in 1990 and its continued appointment has been subject to review. The Lead External Audit Engagement Partner was last rotated in 2002 and, under current policy, is required to rotate at least once every five years.

Remuneration Committee

During the year, this Committee’s responsibilities included the following:

•	reviewing and determining the remuneration arrangements for the Group Managing Director and Chief Executive Officer and other senior executives including short term incentive strategies, performance targets and bonus payments;

•	reviewing Mayne’s remuneration policies and personnel practices and strategies generally;

•	reviewing and recommending to the Board major changes/developments to long term incentive plans and approving allocation of equities within the delegated authority from the Board; and

•	reviewing and recommending to the Board the remuneration arrangements for Non-Executive members of the Board.

The Remuneration Committee Charter specifies that the Committee must consist of a minimum of three Non-Executive Directors (the majority being independent Directors) and is to be chaired by an independent Director who is not the Chairman of the Board.

The members of the Remuneration Committee during the year were Sir Ross Buckland (Chair until resignation on March 4, 2004), Messrs RMcR Russell (Chair since March 4, 2004), PJ Willcox and PC Barnett, all independent non-executive Directors. The Committee met nine times during the year with all members in attendance except Mr Barnett who did not attend one of the meetings.

Nomination Committee

The Nomination Committee’s responsibilities include the following:

•	reviewing and making recommendations to the Board in relation to the size and composition of the Board, criteria for Board membership, membership of the Board, and proposing candidates for consideration by the Board;

•	assisting the Board as required in relation to performance evaluation of the Board, its Committees and individual Directors; and

•	reviewing and making recommendations in relation to any corporate governance issues as requested by the Board.

The Nomination Committee Charter specifies that the Committee must consist of a minimum of three members (the majority being independent Directors) and is to be chaired by an independent Director.

The members of the Nomination Committee are Ms SCH Kay (Chair) and Messrs PJ Willcox and RMcR Russell, all independent non-executive Directors. The Committee met three times during the year with all members in attendance.

Occupational Health, Safety and Environment (OHSE) Committee

The Occupational, Health, Safety and Environment Committee Charter sets out the Committee’s responsibilities in relation to Occupational, Health, Safety and Environment matters as follows:

•	reviewing and reporting to the Board on all significant OHSE policies;

•	monitoring and reporting to the Board on the adequacy of management systems;

•	receiving reports from management, and monitoring and reporting to the Board on the adequacy of performance and compliance; and

•	ensuring adequate internal and external audit coverage for all major risks and reporting to the Board on any issues arising from this coverage, in particular the management of environmental risks and post-divestment liabilities.

The members of the Committee during the year were Mr R McR Russell (Chair), Sir Ross Buckland (until resignation on March 4, 2004), Professor J Sloan (since March 4, 2004) and Ms SCH Kay, all independent Non-Executive Directors. The Committee met three times during the year with all members in attendance.

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

OTHER TERMS AND CONDITIONS OF DIRECTORS’ APPOINTMENT

Under its Constitution, Mayne indemnifies its Directors, to the extent permitted by law, against any liability incurred to a person other than Mayne or its related bodies corporate, unless the liability arises out of conduct by the Director involving a lack of good faith. The indemnity also extends to cover costs and expenses incurred by the Director in connection with legal proceedings. Mayne has entered into formal deeds confirming an indemnity of this nature in favor of each of its Directors.

Under the deeds, Mayne also assumes obligations to arrange Directors’ and officers’ liability insurance on behalf of the Directors, generally until the end of seven years after ceasing to be a Director. These deeds have been entered into under Mayne’s Constitution approved by shareholders.

Mayne has also entered into deeds granting rights of access to and use of Board papers, minutes of meetings and other related documents in connection with proceedings in which the Director may be involved. In general terms, the rights of access and use expire seven years after ceasing to be a Director.

The policy and practice of the Board is that Directors must comply with the requirements of the Corporations Act regarding disclosure of any office, property or other interests held by a Director, which could create a potential conflict of interest. This position is also entrenched in Mayne’s Constitution. In addition, each Director is required to notify Mayne if any circumstances change, or new information comes to their attention, which they believe should be considered by the Board in the context of determining their “independence” as a Director.

In relation to new Non-Executive Director appointments, the individual receives a formal appointment letter from the Chairman setting out key terms and conditions relating to their proposed appointment and attaching the Board and Committee Charters and key Board policies. Confirmation is also sought that the individual will be able to allocate sufficient time to meet the requirements of the role. On becoming a Non-Executive Directors they then participate in an induction program that involves meeting key executives and visiting major business sites.

INDEPENDENT PROFESSIONAL ADVICE

Mayne has a formal policy that any Director, with the approval of the Chairman, can seek independent professional advice at Mayne’s expense. If the Chairman refuses approval, the Director may consult with the full Board or, in the case of an executive Director, with the Non-Executive Directors.

BOARD REVIEW OF MANAGEMENT PERFORMANCE AND REMUNERATION

Executives and managers are subject to an annual individual Performance evaluation process, which addresses performance against agreed business objectives and provides for constructive discussion on individual competencies to enhance future performance. At the time of each review, the objectives (including measures) are set for the forthcoming review period.

The performance of key executives is further considered by the Board’s Remuneration Committee, including in the context of reviewing the capability of management to realize Mayne’s business strategy.

The performance of the Group Managing Director and Chief Executive Officer is assessed by the Board against objectives related to the Company’s strategy and business plans.

Remuneration policies and details of the remuneration packages of the Group Managing Director and Chief Executive Officer and certain senior managers are set out earlier in this report.

SHARE TRADING POLICY FOR DIRECTORS AND EMPLOYEES

The company has established policies in relation to trading in its securities by Directors and employees. The policies reflect the insider trading provisions of the Corporations Act and, broadly speaking, seek to limit trading of Mayne’s securities by Directors and employees to three one month windows during the year coinciding with the release of the company’s half-year results, annual results and the holding of the Annual General Meeting. The policies are available for employee access on the Mayne intranet. Summaries of these policies are available from the Corporate Governance section on Mayne’s website.

CONTINUOUS DISCLOSURE POLICY AND PROCESSES

Mayne has in place a Disclosure Policy, which sets out guidelines and processes to be followed, including the establishment of an internal Market Disclosure Committee, in order to ensure the Mayne’s continuous disclosure obligations are met. In addition, there is a Media Relations Policy that clearly outlines individuals who are authorized to make statements to the media and the process for authorizing media releases. Mayne also has an established practice of posting media releases and other major announcements, such as half year and full year results, on its website promptly following lodgment of announcements with the ASX. There are also procedures in place relating to the release of price-sensitive information, which require confirmation of market release from the ASX prior to release of that category of information to any other parties. A more detailed summary of our policies and procedures regarding continuous disclosure, media relations and communication with shareholders is available from the Corporate Governance section on Mayne’s website.

INTERNAL CONTROL AND MANAGEMENT OF SIGNIFICANT BUSINESS RISK

Risk management

The identification and proper management of risk is an important priority for the Board and management. The Board views risk management as integral to creating and maintaining shareholder value and the successful execution of its strategies, and therefore is committed to the philosophy of effective business risk management as a core managerial capability. The Group Managing Director and Chief Financial Officer also provide assurances to the Board as to the integrity of our risk management process and financial reports.

Our formal Risk Management Policy confirms the importance of developing organizational wide capabilities in risk management so as to ensure a consistent, efficient, and effective assessment of risk in the achievement of corporate goals. The policy includes details of the responsibilities of the Board, various Board Committees, management and internal audit.

Financial reporting, investment appraisal, and foreign currency/interest rate exposure

The results of each business are reported against budget and monitored by the Board and management. There are guidelines for capital expenditure, which include specified levels of delegated authority and require Board approval for significant expenditure proposals.

Mayne is exposed to changes in interest rates and foreign exchange rates. Mayne’s policy is to use derivative financial instruments solely to hedge these risks. It does not enter, hold or issue derivative financial instruments for trading purposes.

Internal audit and compliance

The internal audit function is positioned to align service delivery to changing business needs. The audit program uses a business risk-based approach that is aligned to group business objectives. Its focus is on controls assurance: maintaining adequate controls over key processes and strategic initiatives being pursued by the business.

A Group Compliance Program is in place to monitor compliance with its legal and statutory obligations. The principal objectives of the Compliance Program are to ensure there are systems and processes in place to promote a clear understanding across the group of all relevant obligations, to monitor compliance and, where issues are identified, to monitor that prompt action is taken to achieve compliance.

Communications with shareholders

The Board aims to ensure that shareholders are kept informed of all major developments affecting Mayne’s state of affairs. Information is communicated to shareholders through the Financial Report and Annual Review, half year and full year results announcements, disclosures to the ASX, Mayne’s internet site (www.maynegroup.com) and the Annual General Meeting. Mayne also has a number of systems and processes in place aimed at providing shareholders with important information in a timely manner through electronic communication and also facilitating more effective participation at general meetings. In particular Mayne seeks to:

•	provide a comprehensive and up to date website which includes copies of material information lodged with the ASX (including announcements and financial information) as well as other information relating to Mayne;

•	place relevant announcements, briefings and speeches made to the market or media on the website;

•	advise the market in advance of open briefings to institutional investors and stockbroking analysts via the ASX and our website, and lodge all presentation materials with the ASX prior to the presentation commencing. Our policy is also to place such information on the website promptly following completion of the briefing;

•	place full text of Notices of Meeting and accompanying Explanatory Notes on the website. The external auditor is also requested to attend the Annual General Meeting and be available to answer shareholder questions concerning the conduct of the audit and the preparation and content of the auditor’s report; and

•	encourage shareholders to provide e-mail addresses, and notify shareholders who have provided e-mail addresses when material announcements have been lodged with the ASX.

In addition, the Annual General Meeting also provides an important opportunity for shareholders to express views and respond to Board proposals.

EMPLOYEES

At June 30, 2004, we employed or engaged approximately 12,000 employees (excluding employees of hospitals to be transferred in connection with the sale of our hospitals business) on a full-time equivalent basis. Of these, approximately 850 were outside Australia, including approximately 350 in the Americas, 40 in Asia and 460 in Europe.

As of June 30, 2004, our employees were in the following businesses:

Number of employees as at June 30, 2004
Pharmaceuticals	1,810
Consumer Products	520
Pathology and Medical Centres	6,103
Diagnostic Imaging	1,960
Pharmacy	1,290
Corporate	120
TOTAL (excluding Hospitals)	11,803
Hospitals	3,500
TOTAL (including Hospitals)	15,303

The average number of temporary employees employed by Mayne has reduced to approximately 1,700 people with a full time equivalent of approximately 500 people. Casual employees are “hourly hire” employees who have no tenure of employment.

Since fiscal year 2003 the number of employees in Australia has reduced by approximately 60%. The reduction in employee numbers is due to the sale of the Hospitals division, which was completed in December 2003. The increase in employees in the Americas and in Europe has largely occurred through the acquisition of businesses in those Regions.

Wages in Australia for employees other than those engaged in managerial or staff positions have historically been determined centrally, underpinned by the existence of Federal and State conciliation and arbitration tribunals and legal minimum wage rates.

Over the past decade the emphasis has been on enterprise bargaining agreements (EBAs) where wages and rates, working arrangements and conditions are negotiated to suit the business enterprise. The aim of the agreement is to introduce improved performance, greater workforce participation and job satisfaction. Where appropriate, access is still available through the tribunals for assistance and direction in resolving negotiation difficulties. In Australia, agreements are usually effective for periods of up to 3 years.

The unions are recognized as formal representatives of employees and enterprise negotiations are conducted with unions acting on behalf of employees. We enjoy a positive relationship with the unions, in an environment where the roles of the union have formal standing.

Approximately 25% of employees in Australia belong to a variety of unions including, amongst others, the National Workers Union, Australian Metal Workers Union, Australian Services Union and Professional Paramedical Associations. In the Americas and Europe the employees are substantially professional and are not represented by employee organizations.

SHARE OWNERSHIP

Shareholding of Directors and Executive Officers as at September 30, 2004

Director/Senior Manager	Options	Ordinary Shares Held Beneficially(1)
PJ Willcox	—	37,465
PC Barnett	—	17,049
I Blackburne	—	10,461
SB James	—	1,498,634
SCH Kay	—	14,356
PE Mason	—	127,454
RMcR Russell	—	46,112
J Sloan	—	28,629
PA Binfield	6,000	46,334
DB Cranwell	—	90,000
PJ Fleming	150,000	43,769
S Hinchen	75,000	22,200
PL Jenkins	400,000	68,218
M Kotsanis	—	49,425
JW Pearce	200,000	114,875
AM Reid	300,000	117,628
S Richards	100,000	38,906
N Rodaway	20,000	37,862

(1)	No shares are held non-beneficially

Option Holder Details

Name	Issue Date	Number of Options	Exercise Price A$ (1)	Expiry Date
PA Binfield	June 14, 2000	6,000	3.36	May 2, 2005
D Cranwell	—	—	—	—
PJ Fleming	May 13, 2002	150,000	3.86	March 12, 2007
S Hinchen	June 4, 2000	25,000	3.366	May 2, 2005
	April 15, 2002	50,000	5.09	February 14, 2007
PL Jenkins	July 20, 2000	250,000	3.76	May 29, 2005
	January 15, 2001	50,000	5.30	November 14, 2005
	January 7, 2001	100,000	6.45	April 30, 2006
JW Pearce	August 14, 2000	200,000	3.78	June 13, 2005
AM Reid	November 21, 2001	200,000	7.01	September 20, 2006
	June 26, 2002	100,000	4.07	April 25, 2007
S Richards	January 1, 2002	100,000	6.88	October 31, 2006
N Rodaway	June 4, 2000	20,000	3.36	May 2, 2005

(1)	All options are over Mayne’s ordinary shares and were awarded at no cost to the relevant officer.

OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

Executive Share Option Scheme

Mayne has an Executive Share Option Scheme, which was approved by shareholders on November 8, 1988. A brief summary of the Scheme is as follows:

•	The options are granted at no cost to the executive.

•	The price per share payable on the exercise of an option shall be the average sale price of Mayne’s shares on the Australian Stock Exchange on the 5 business days immediately preceding the Date of Grant of an option after any adjustment appropriate following any pro rata issue of additional shares.

•	The option may be exercised at any time in the period from the fourth anniversary of the Date of the Grant of the Option (or such earlier date as the Directors may, in their absolute discretion determine) to 58 months from the date of Grant or such longer period as is applicable under the rules of the Scheme, except in the case of the special conditions which apply if an executive by reason of death, injury, disability, redundancy, retirement or other prescribed circumstances, leaves the employment of the economic entity or if there is a takeover, reconstruction or winding up. Options that are not exercised at the end of the 58 months from the Date of Grant or such longer period as is applicable under the rules of the Scheme will lapse.

•	In general, if the option holder ceases employment for any reason other than reasons including death, retirement, injury, disability, redundancy or certain other prescribed circumstances, the option will lapse at the date of ceasing employment.

•	No further options shall be granted if the result would be that the aggregate number of shares over which subsisting options have been granted under the Scheme exceeds 5% of the aggregate number of fully paid shares then on issue.

Details of Mayne’s unissued ordinary shares under option as at September 30, 2004 are:

Number of ordinary shares under option	Expiry date of options	Exercise price of options A$
196,000	February 5, 2005	3.366
250,000	May 19, 2005	3.76
100,000	May 31, 2005	3.71
200,000	June 13, 2005	3.78
80,000	August 15, 2005	4.48
50,000	November 14, 2005	5.30
90,000	February 22, 2006	6.23
100,000	April 30, 2006	6.45
200,000	September 20, 2006	7.01
100,000	September 30, 2006	7.229
200,000	October 31, 2006	6.88
40,000	January 31, 2007	5.16
50,000	February 9, 2007	5.07
50,000	February 14, 2007	5.09
100,000	February 27, 2007	3.97
150,000	March 12, 2007	3.86
240,000	March 29, 2007	3.98
100,000	April 25, 2007	4.07
74,000	April 30, 2007	4.18
60,000	July 30, 2007	3.51

During fiscal year 2004, options to subscribe for 2,176,000 fully paid ordinary shares lapsed.

At September 30, 2004, an aggregate of 2,430,000 unissued ordinary shares were under option to executives.

THE MAYNE EMPLOYEE SHARE ACQUISITION PLAN

At the Annual General Meeting on November 17, 1998, the shareholders approved the establishment of the Mayne Employee Share Acquisition Plan (“ESAP”), a brief summary of which is as follows:

•	Mayne has advanced funds to the Mayne Employee Share Acquisition Plan Trust to enable the trust to acquire Mayne shares.

•	Mayne has established a wholly owned subsidiary to act as Trustee and Plan Manager of the ESAP.

•	Eligible employees who have served for a period decided from time to time by the Plan Manager are invited to purchase shares from the Plan Manager. The purchase price will be determined by the Plan Manager in accordance with the ESAP rules.

•	The purchase price is repayable from dividends payable on the shares, from any proceeds of a sale of bonus shares or rights or a return of capital, from any sale of the shares under a takeover or compulsory acquisition, from the net proceeds of a sale consequent to the cessation of employment or death of the employee or from a voluntary payment by the employee.

•	No interest is payable on the unpaid purchase price.

•	Except in the case of cessation of employment, an employee cannot dispose of an interest in the shares until three years from the date of purchase.

•	When the purchase price has been fully paid and the restrictions on disposal have ceased, the employee may require the Plan Manager to transfer the shares into the employee’s name or to sell the shares and to account to the employee for the proceeds.

•	If an employee ceases to be employed before the purchase price has been paid in full, the shares must be sold by the Plan Manager unless, in specified periods, the employee or his or her executors voluntarily pay the balance of the purchase price to the Plan Manager. If the balance is paid, the shares will be transferred to the employee or his or her executors.

•	If the Plan Manager sells the shares, the proceeds must be applied in or towards paying the outstanding purchase price but the employee will have no obligation to pay the balance of the price if the proceeds are insufficient. If there is a surplus, the surplus must be paid to the employee. If the proceeds from selling the shares would be insufficient to fully pay the outstanding purchase price, the Plan Manager may defer the sale and the employee will then have no further obligation to pay the outstanding price and no further rights in respect to the shares.

•	The Plan Manager may seek a direction from the employee as to voting in respect of the shares and in the absence of a direction may vote or abstain as it decides.

•	At June 30, 2004 there were 1,378,606 restricted shares held on behalf of 5,160 Australian employees (June 2003 - 1,381,364 shares held on behalf of 6,016 Australian employees) under the ESAP at a price of $5.06 per share and 844,550 restricted shares held on behalf of 6,350 Australian employees (June 2003 - 1,449,168 restricted shares held on behalf of 10,896 Australian employees) under the ESAP at a price of $0.01 per share.

•	On August 31, 2001, the Plan Manager issued an invitation to eligible employees to purchase approximately $1,000 of Mayne Group ordinary shares at a purchase price of 1 cent per share, with the number of shares to be received based on the volume weighted average price at which Mayne Group shares are traded on the Australian Stock Exchange during the week up to and including the date of allocation. On November 1, 2001, 1,800,022 shares were issued to 13,534 employees under the invitation.

MAYNE GROUP SENIOR EXECUTIVE SHORT TERM INCENTIVE PLAN (“SESTIP”)

The SESTIP, which was established in 2003, replaces Mayne’s previous short term incentive arrangements and is intended to ensure that an appropriate (and significant) portion of total remuneration is at risk. The SESTIP provides a combination of short term and long term incentive benefits. The long term incentive component comes in the form of Mayne shares. Under the terms of the SESTIP, Executives are required to take a minimum of 40% of the Award as shares, however may elect to take a higher proportion of the Award (up to and including 100%) as shares. The short term incentive component is that the balance of the Award is to be paid in cash following conclusion of the performance period.

The SESTIP involves the Board informing the Managing Director and other selected executives of the Mayne Group (“Executives”) that they are eligible for an annual incentive Award, expressed as a percentage of the Executive’s Fixed Annual Remuneration that will vest upon satisfaction of annual performance conditions.

Mr S B James, Group Managing Director and Chief Executive Officer is eligible for an Award equivalent to 150% of Mr James’ Fixed Annual Remuneration (which was approved at the Annual General Meeting held in November 2003).

Awards are assessed at the end of the financial year against performance hurdles set by the Board. For the 2004 financial year, the performance hurdles related to the achievement of budget goals and milestones in the implementation of Mayne Group’s strategy to reposition and redevelop its business activities. No Award is made where performance targets are not met.

The number of shares allocated to Executives upon vesting of an Award is determined using the Mayne share price over a period determined by the Board. For fiscal year 2004, the Board determined this to be the 5 days following the announcement of Mayne’s financial results for the 2003 fiscal year. For subsequent years the Board has determined that the price for this purpose will be the opening price on July 1 of each year.

Where an Award is made, the relevant shares are purchased and held on behalf of the Executive by a Plan Trustee. The shares are generally subject to a vesting period, which requires the Executive to remain employed by the Mayne Group for a period of 3 years from the date of vesting of the Award. Where employment is terminated prior to the expiry of the vesting period, any rights to unvested shares lapse. Shares that are acquired at the election of the Executive (i.e. those in excess of the 40% minimum requirement) are vested from the date of acquisition and not subject to forfeiture.

During the vesting period, Executives are entitled to dividends paid and corporate actions involving the relevant shares, and are entitled to instruct the Plan Trustee how to vote the shares.

Executives are not entitled to deal in shares at any time until the earlier of:

•	10 years after the date of the relevant award; or

•	12 months after ceasing employment with the Mayne Group,

without the consent of the Board.

Once shares have ‘vested’, Executives may request the approval of the Board to sell a proportion of their shares to cover any tax liability they may incur from the issue of the shares.

Where the Executives are dismissed for misconduct, fraud, dishonesty or breach of duty to a member of the Mayne Group, the Executives will forfeit ownership of any shares attributed to the minimum 40% of the award to be taken in the form of shares. However, shares elected to be received in excess of this 40% minimum are not required to be forfeited.

During the financial year the Plan Trustee purchased 2,200,000 ordinary shares. At June 30, 2004 none of these shares had been allocated to participating executives.

NON-EXECUTIVE DIRECTORS’ SHARE PLAN (“THE PLAN”)

The Plan was approved by shareholders at the Annual General Meeting held in November 2000. The Plan commenced operations from January 1, 2001. In May 2003, the Plan was amended to increase the minimum proportion of non-executive directors’ fees to be applied in acquiring Mayne shares under the Plan from 10% to 20% in the case of Directors who are not entitled to a retirement allowance. Directors who are entitled to receive a retirement allowance are required to continue to apply a minimum of 10% of their fees in acquiring shares under the Plan. The Plan allows a director to elect to take more than the mandatory percentage of fees in Mayne shares.

In accordance with a waiver granted by the Australian Stock Exchange from Listing Rule 10.14, the parent entity may issue shares to non-executive directors under the Plan without obtaining shareholder approval for the issue during the period of three years from the Plan’s commencement. The approval to issue shares expired on 31 December 2003 and the Board determined not to seek approval from shareholders to allow for new issues in the future.

During fiscal year 2004, the total number of ordinary shares purchased under the Plan was 72,303 (2003 - 69,144 shares) and no shares were issued under the Plan. At June 30, 2004 154,510 ordinary shares were held by the Plan on behalf of the non-executive directors in office at that date.

MAYNE GROUP LIMITED PERFORMANCE SHARE PLAN (“PERFORMANCE SHARE PLAN”)

The grant to Mr S B James, Group Managing Director and Chief Executive Officer, of Share Acquisition Rights (“SARS”) to 420,000 Performance Shares was approved at the Annual General Meeting held in November 2002.

The Performance Share Plan involves the grant to Mr James of SARS at no cost to Mr James. Each SAR carries an entitlement to a fully paid ordinary share in the company upon Mr James satisfying performance criteria set with reference to Mayne’s performance targets (“Vesting Conditions”).

SARS are to be granted to Mr James in three equal tranches, each over 140,000 Performance Shares. The first tranche was granted on November 12, 2002, the second on August 29, 2003 and the third on August 29, 2004.

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

Once a SAR vests, Mr James is not entitled to trade in the resulting Performance Shares, without the prior consent of the Board, for a period of 10 years after the date of the grant of the SAR, or until ceasing employment with Mayne, whichever is earlier.

When the vesting condition is not ratified at the end of the relevant financial year, the SARS will expire.

At June 30, 2004 SARS over 280,000 Performance Shares have been granted to Mr James. (June 30, 2003 - 140,000 Performance Shares)

ITEM 7 – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The information in this section is based on Mayne’s awareness as at October 31, 2004.

Major Shareholders

Mayne is not directly or indirectly owned or controlled by another corporation or by any foreign government.

The following companies have notified Mayne that they owned more than 5% of any class of Mayne’s voting securities. The number of ordinary full paid shares on issue at October 31, 2004 is 642,123,434.

Name of shareholder	Number of ordinary shares	% of issued capital
Maple-Brown Abbott (MBA)	79,218,000	12.380%
Franklin Resources, Inc. and its affiliates (FRI)	41,464,969	6.460%
National Australia Bank Limited Group (NAB) (Custodial Holder)	50,570,441	7.875%
Lazards Asset Management Pacific Co (LAM)	44,024,907	6.870%

Set forth below is a history of the changes in the shareholdings of the shareholders listed above as notified by those shareholders to Mayne.

Holder	Date of Initial Notice	No of Shares Held	Date of Highest Holding	No of Shares Held	Date of last Notice	Latest Reported Holding
MBA	March 3, 1999	21,785,040	June 30, 2003	92,684,494	September 3, 2004	79,218,000
FRI	July 4, 2002	40,918,259	August 7, 2003	86,097,776	October 15, 2004	41,464,969
NAB	January 20, 2003	44,412,525	October 28, 2004	50,570,441	October 28, 2004	50,570,441
LAM	March 9, 2004	37,927,753	June 7, 2004	44,024,907	June 7, 2004	44,024,907

Distribution of shares

Holdings	Number of holders of fully paid ordinary shares	Number of shares	Percentage of shares
1-1,000	32,900	15,358,459	2.39
1,001-5,000	36,243	84,164,813	13.11
5,001 - 10,000	5,819	41,502,252	6.46
10,001-100,000	3,059	63,673,191	9.92
100,001 and over	124	437,424,719	68.12

Total	78,145	642,123,434	100.00

Voting Rights

On a show of hands, every person present in the capacity of a member or the representative of a member which is a body corporate, or the proxy or an attorney of a member, or in more than one of those capacities has one vote. On a poll, every member who is present in person or by proxy or attorney or, in the case of a member which is a body corporate, by representative has one vote in respect of every fully paid share held by such member. No shareholder has any different voting rights than any other shareholder.

Change in Control

There are no arrangements known to Mayne, the operation of which may at a subsequent date result in a change in control of Mayne.

Related Party Transactions

Loans to Related Persons

At the Annual General Meeting in November 2000 shareholders ratified the issue, on June 23, 2000, of 750,000 shares to SB James, at market price and financed by an interest free loan of $2.198 million. The loan to Mr James must be repaid in full by no later than the expiry date of his service agreement. If the amount outstanding at the relevant date exceeds the value of the shares issued, repayment is only required of an amount equal to the value of the shares on that date. The loan must be reduced by the after-tax amount of any dividends received in respect of the shares and by the after-tax amount of any fees received by Mr James as a result of holding a directorship (with Mayne’s consent) of a company outside the Mayne Group. Any proceeds of a buy-back or cancellation of the shares by Mayne must first also be applied to repayment of the loan. Mayne is liable for any fringe benefits tax payable in respect of the issues of shares and the loan. The notional rate of interest determined on an arms length basis would have been 6.55%. During fiscal year 2004, $41,000 of the loan to Mr James was repaid. At June 30, 2004, the balance outstanding of the loan to Mr James was approximately $2 million.

Amounts due to and receivable from controlled entities within the Mayne Group are disclosed in Notes 9, 12 and 18 of the financial statements and further information on transactions with related parties is disclosed in Note 33 of the financial statements.

ITEM 8 – FINANCIAL INFORMATION

Selected Financial Data

Refer to Item 18 pages F-1 – F-117

LEGAL PROCEEDINGS

To the best of our knowledge, neither Mayne nor any of its subsidiaries is engaged in any litigation or claim which is likely to have a significant effect on our financial position or profitability or that of any of its subsidiaries.

DIVIDEND POLICY

Our current dividend policy is to payout approximately 40-50% of normalized net profit after tax (net profit before significant items and goodwill amortization expense).

Mayne anticipates that it will pay two dividends per year, being an interim dividend and a final dividend. However, in fiscal 2004 Mayne paid three dividends. The first dividend of A$0.06 per share was a special dividend paid in lieu of the fiscal 2003 final dividend. The special dividend was paid on September 30, 2003 (the date the 2003 final dividend would otherwise have been paid).

In relation to the fiscal 2004 year, we paid an interim dividend of A$0.045 per share on March 31,2004, and a final dividend of A$0.065 cents was paid on September 30, 2004.

ITEM 9 – THE OFFER AND LISTING

The principal trading market for Mayne Group’s Ordinary Shares is the Australian Stock Exchange (“ASX”).

American Depositary Shares (“ADSs”), each representing five (5) Ordinary Shares and evidenced by American Depositary Receipts (“ADRs”), for which The Bank of New York is the Depositary, are traded over the counter in the United States. The Bank of New York replaced Citibank N.A. of New York as successor depositary bank on August 16, 2004.

The following table sets forth for the periods indicated the highest and lowest market closing price quotations for Ordinary Shares reported on the Daily Official List of the ASX adjusted to reflect stock dividends, rights issues and entitlement issues during the periods indicated. Prices for our ADSs in the United States over the counter market are not currently quoted on a national exchange.

	Ordinary Shares
Fiscal Year	High A$	Low A$
2000	5.55	2.90
2001	6.70	3.55
2002	7.50	3.65
First Quarter	7.07	6.17
Second Quarter	7.50	6.48
Third Quarter	6.92	5.16
Fourth Quarter	5.36	3.65
2003	4.22	2.58
First Quarter	4.22	3.50
Second Quarter	3.65	2.88
Third Quarter	3.33	2.88
Fourth Quarter	3.19	2.58
2004	3.68	2.80
First Quarter	3.50	2.80
Second Quarter	3.68	3.08
Third Quarter	3.47	3.07
Fourth Quarter	3.43	3.00

	Ordinary Shares
	High A$	Low A$
March 2004	3.47	3.21
April 2004	3.43	3.19
May 2004	3.20	3.00
June 2004	3.41	3.04
July 2004	3.66	3.39
August 2004	4.07	3.53
September 2004	4.13	3.82
October 2004	4.40	3.92

High/Low Prices Mayne Group ADRs

Below are the high/low prices for the ADRs

Fiscal Year	High Price (US$)	Low Price (US$)
2000	16.21	8.25
2001	17.41	10.38
2002
First Quarter	17.59	15.63
Second Quarter	19.17	16.56
Third Quarter	17.81	13.75
Fourth Quarter	14.44	9.84
2003
First Quarter	11.73	9.49
Second Quarter	10.22	8.14
Third Quarter	9.76	8.57
Fourth Quarter	10.54	8.42
2004
First Quarter	11.50	9.32
Second Quarter	13.06	10.78
Third Quarter	13.11	11.65
Fourth Quarter	12.89	10.49

Monthly	2004 High Price (USD $)	2004 Low Price (USD $)
May 2004	11.66	10.70
June 2004	11.74	10.49
July 2004	12.97	12.00
August 2004	14.23	12.43
September 2004	14.53	13.45
October 2004	16.21	14.20

Yearly	High Price (USD $)	Low Price (USD $)
Through October 2004	16.21	10.49

As of September 30, 2004, 79,997 ADRs representing 399,985 Ordinary Shares were outstanding and were held by 3 registered holders.

As of September 30, 2004, 481,664 Ordinary Shares were in the names of 86 registered holders with United States addresses representing approximately 0.08% of Mayne’s outstanding Ordinary Shares.

ITEM 10 – ADDITIONAL INFORMATION

CONSTITUTION

The following is a summary of certain of the major provisions of the constitution of Mayne which may be inspected during normal business hours at our registered office.

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

Dividends

The directors of Mayne may pay any interim and final dividends that, in their judgment, Mayne’s financial position justifies. The directors of Mayne may rescind a decision to pay a dividend if they decide, before the payment date, that Mayne’s financial position no longer justifies the payment.

Issue Of Further Shares

Subject to Mayne’s constitution, the directors of Mayne may issue Mayne shares. The directors may also decide the terms on which Mayne shares are issued and the rights and restrictions attached to those Mayne shares.

Transfer Of Mayne Shares

Holders of Mayne Shares may transfer them by a proper transfer effected in accordance with the operating rules of ASX Settlement and Transfer Corporation Pty Limited or by a written transfer in any usual form or in any other form approved by the directors.

Winding Up

Subject to any special or preferential rights attaching to any class or classes of Mayne shares, members will be entitled, in the event of a winding up, to share in any surplus assets of Mayne in proportion to the capital paid up or which ought to have been paid up on the Mayne shares held by them.

Small Holdings

The directors of Mayne may sell Mayne shares which constitute less than a marketable parcel subject to following certain procedures. The directors may send to a Mayne Shareholder who holds less than a marketable parcel a notice advising that shareholder that he or she may choose to be exempt from this rule of the constitution of Mayne. If, however, after the expiration of at least 6 weeks, the Mayne shareholder has not responded by choosing to be exempt, the Mayne shareholder is deemed to have irrevocably appointed Mayne as his or her agent to sell the Mayne shares constituting less than a marketable parcel as soon as practicable at a price which the directors consider is the best price reasonably available for the shares when they are sold but not less than the last sale price of the shares recorded on the Australian Stock Exchange on the business day immediately preceding the date of the notice. The proceeds of the sale of those Mayne shares must then be paid to the former Mayne shareholder and, under current law, Mayne must pay the expenses of the sale.

The directors of Mayne also have the power to cause Mayne to sell Mayne shares held by a shareholder if the holding is less than a marketable parcel of shares and to decide that a shareholder’s right to vote or receive dividends in respect of those Mayne shares is removed or changed, if, in each case, a new holding of less than a marketable parcel has been created by a transfer.

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

Officer’s Indemnity

Mayne, to the extent permitted by law, indemnifies each person who is or has been an officer of Mayne, or an officer of a related body corporate of Mayne who in that capacity is or was a nominee of Mayne, on a full indemnity basis against all losses, liabilities, costs, charges and expenses incurred by the person in his or her capacity as an officer of Mayne or a related body corporate. The indemnity does not apply to a liability to Mayne or a related body corporate of Mayne or to a liability arising out of conduct involving a lack of good faith.

BUY BACK AUTHORISATION

Nothing in Mayne’s constitution precludes Mayne buying back its own shares or imposes restrictions on the exercise of its power to buy back its own shares. Mayne has authority to buy-back an additional 77.2 million shares before March 2005.

MODIFICATION OF CONSTITUTION

We may modify or repeal our constitution, or a provision of its constitution, by special resolution, being a resolution of which notice has been properly given in accordance with the Corporations Act and which has been passed by at least 75% of the votes cast by members of Mayne entitled to vote on the resolution at a general meeting.

MATERIAL CONTRACTS

Material Financing Agreements

A$500 million bank credit facility agreement

Mayne has in place an A$500,000,000 syndicated loan note/multi-currency cash advance facility (comprising Tranche A with a limit of A$400,000,00 and Tranche B with a limit of A$100,000,00). The facility is provided pursuant to a Facility Agreement dated June 23, 2004 among Mayne and certain subsidiaries of Mayne (as borrowers), Mayne and certain subsidiaries of Mayne (as guarantors), various financial institutions specified therein (as lenders) and Australia and New Zealand Banking Group Limited (as agent). The amount drawn down under the facility as at June 30, 2004 was A$217.3 million.

Subject to certain restrictions set out in the facility agreement, the facility is available for drawing in Australian dollars, US dollars, Euros and British Pounds. The interest rate payable under the facility is variable, based on LIBOR or other benchmark rates depending on borrowed currency.

In addition, a commitment fee is payable by Mayne in respect of the facility quarterly in arrears at the rate of 35% of the margin in respect of the Tranche A commitment and 40% of the margin in respect of the Tranche B commitment. Various other fees and costs are also payable by Mayne under the facility agreement.

The termination dates for the facility are July 15, 2005 (in respect of Tranche A) and July 15, 2009 (in respect of Tranche B). Draw downs under the facility may be used to refinance Mayne group’s existing financial indebtedness, to meet short term working capital requirements or for general corporate purposes.

Each of our subsidiaries that is a guarantor under the credit facility has given a guarantee and indemnity to the finance parties in respect of the repayment of the facility by the borrowers.

The facility agreement contains representations and warranties and undertakings which are customary for a facility of this nature. They include (but are not limited to) the following:

•	financial covenants:

(a) a requirement that the interest cover ratio for each calculation period ending on a calculation date be not less than 3.0 to 1.0 (subject to certain temporary exceptions which apply following an acquisition being made by Mayne or a member of the Mayne group);

(b) a requirement that the debt to earnings ratio for each calculation period ending on a calculation date must not exceed 3.0 to 1.0 (again subject to certain temporary exceptions which apply following an acquisition being made by Mayne or a member of the Mayne group); and

(c) a requirement that on each calculation date the ratio of total financial indebtedness to the aggregate of total financial indebtedness and shareholders funds must not exceed 0.40 to 1.0.

•	negative pledge: which provides that no obligor (being the borrowers and guarantors) shall (and Mayne must ensure that no other member of the group will) create or permit to subsist any security over any of its assets, subject to certain exceptions (including but not limited to security arising in the ordinary course of business, security existing over an asset acquired by a member of the group, security created with the prior written consent of the agent acting on the instructions of the majority lenders, and security created by a member of the group in favour of another member of the group).

•	prohibition on disposal of assets: which provides that no obligor shall (and Mayne must ensure that no other member of the group will) dispose of any assets subject to certain exceptions (including but not limited to disposals made in the ordinary course of business, disposals between obligors, disposals of obsolete assets or disposal of assets where the aggregate value of all assets disposed of in a financial year does not exceed 10% of the total assets of the group).

•	a requirement that each obligor must remain a wholly owned subsidiary of Mayne; and

•	an undertaking by Mayne to ensure that on each calculation date a sufficient number of its wholly owned subsidiaries are guarantors of the facility to ensure that:

(i) total assets of the guarantors is at least equal to 90% of total assets of the Mayne group; and

(ii) EBIT of the guarantors is equal to or greater than 90% of EBIT.

Events of default

The facility agreement contains events of default which are customary for a facility of this type including, among others:

•	non-payment of principal or interest;

•	failure to comply with any financial covenant;

•	insolvency of the Company or any of its subsidiaries;

•	default by the Company or any of its subsidiaries on indebtedness of A$10 million or greater;

•	expropriation affecting assets of the Company or any subsidiary with a value greater than A$5 million (with certain exceptions);

•	any event having a material adverse effect (as defined); and

•	commencement of litigation or other proceedings against the Company or any of its subsidiaries which would be reasonably likely to be adversely determined and have a material adverse effect.

Indenture Governing US$350 million 6.25% Notes due 2006

In February 1996, Mayne issued US$350 million 6.25% Notes due 2006. The notes were issued under an indenture, dated as of February 1, 1996, between Mayne and Marine Midland Bank, as Trustee. Interest on the notes is payable semi-annually in arrears on February 1 and August 1 of each year. The notes will mature on February 1, 2006.

The Indenture includes the following covenants:

•	Limitation on Liens. Mayne may not create any lien over its assets unless the US$350 million notes are secured equally and ratably with the other obligations secured by the lien, with the exception of liens typically exempted from a covenant of this type (e.g., liens between Mayne’s subsidiaries and liens existing prior to the date of issuance of the US$350 million notes);

•	Limitation on Sale and Leaseback Transactions. With certain exceptions, Mayne may not enter into any sale and leaseback transaction unless, within 180 days, it applies the proceeds to either (a) repay the US$350 million notes or other indebtedness of the company ranking equally or senior to the notes, or (b) the construction or improvement of any real or personal property used in the ordinary course of Mayne’s business.

•	Consolidation, Merger and Sale of Assets. Mayne is prohibited from entering into business combination transactions unless the surviving entity assumes the obligation to pay the US$350 million notes and other conditions are met.

Sale of Mayne’s Hospitals Business

On October 21, 2003, Mayne Group Limited signed an agreement with a consortium, comprising Ironbridge Capital Pty Limited, CVC Asia Pacific Limited, GIC Special Investments Pte Limited and Mayne’s Hospitals management for the sale of its entire Hospitals business in Australia and Indonesia. A summary of the material agreements related to this sale are as follows.

Umbrella Deed

A deed between Mayne Group Limited (“MGL”) and Mayne Healthcare Holdings Pty Limited (“MHH”) (collectively, “Mayne”) and Australian Newco Holdings Pty Limited (the “Buyer”), Joondalup Hospital Pty Limited, Port Macquarie Hospital Pty Limited, Logan Hospital Pty Limited, Melbourne Hospital Pty Limited, Noosa Privatised Hospital Pty Limited, Caboolture Hospital Pty Limited, Frances Perry Hospital Pty Limited, Armidale Hospital Pty Limited and P.O.W. Hospital Pty Limited (collectively, the “Buyer Companies”) was executed on October 21, 2003.

The deed overarches the sale agreements for Mayne’s Australian hospital business, namely, the AME and HCoA hospital group and each of the nine collocated and privatized hospital businesses (the “Australian Hospital Business”).

The deed contains an obligation on the Buyer to pay a purchase price of $392,225,180 and procure the repayment of intercompany debt owed by the hospital group to Mayne in the amount of $402,774,820. These amounts are payable on completion of the sale of the AME and HCoA hospital group, subject to the Buyer obtaining FIRB approval and satisfying its financing conditions precedent including that there is no material adverse change in the hospital business between June 30, 2003 and November 30, 2003. The purchase price will be adjusted by any increase or decrease in net trading assets between June 30, 2003 and November 30, 2003.

The deed contains various warranties by Mayne in respect of the Australian hospital business. MGL agrees to indemnify the Buyer in respect of contamination or pollution at the hospital sites in certain circumstances. MGL’s liability under this indemnity is capped (together with liability under certain other claims which might be made by the Buyer) to the adjusted purchase price and the indemnity does not apply to the extent that the liability arises as a result of a change of use of the relevant premises after completion of the sale. MGL also agrees to indemnify the Buyer in respect of certain current and threatened litigation (with the Buyer only obliged to retain a small proportion of the risks associated with some of those pieces of litigation) and matters arising from its hospital group reorganization and divestments. MGL’s liability under these indemnities is not capped.

The Buyer Companies agree to indemnify Mayne in respect of its self-insured liability to pay workers’ compensation claims made by current and former employees of the hospital business. We agree not to carry on day surgeries or any business requiring an overnight private hospital bed licence for a period of 5 years. Additionally we agree not to induce certain senior management to leave the employment of the Buyer group for a period of 2 years.

Mayne agrees to make and pursue insurance claims under certain insurance policies in respect of any liabilities it incurs for which we would otherwise be indemnified by the Buyer under the various transaction agreements. The deed also contains provisions relating to the management of litigation in respect of the hospital business and the management of workers compensation claims as between Mayne and the Buyer.

Share and Asset Sale Deed – Hospitals

This deed, executed on October 21, 2003, together with the Umbrella Deed, provides for the sale of the AME and HCoA hospital group and certain shared services assets (excluding the collocated and private privatized hospital businesses). The parties to this Deed are the same as the parties to the Umbrella Deed.

Pursuant to this Deed the Buyer assumes, and each of the Buyer Companies indemnifies each member of the MGL group against, liabilities arising before, on or after completion, in relation to the part of the Australia Hospital Business being sold under this deed (this includes liability for medical malpractice and other tortious liabilities).

We provide to the Buyer an indemnity in respect of tax liabilities arising in respect of events occurring prior to completion. This indemnity is limited in a number of ways, including: excluding liability for indirect or consequential loss; and a requirement that claims must be made in 4 years (except in the case of tax evasion or tax fraud where the time limit is up to 7 years). This Deed also contains: the terms (including the charges payable) on which the Buyer will, following completion, make available to members of the MGL group shared services previously provided to those companies by companies which Mayne has sold to the Buyer and to each collocated and privatized hospital pending completion of the Asset Sale Deed for that hospital (a services charge is payable by MGL to the Buyer in respect of each of these hospitals); and the terms (including the charges payable) on which MGL will provide shared services to the Buyer to enable the Buyer to continue to operate certain aspects of the Australian Hospital Business which it has purchased.

Deed of Cross Guarantee

The Deed of Cross Guarantee was executed on October 21, 2003. The parties to the Deed of Cross Guarantee are Mayne, the Buyer and the Buyer Companies. Each of the Buyer and the Buyer Companies irrevocably and unconditionally guarantee to Mayne the due and punctual performance by each other guarantor of all the obligations of each other guarantor under the Umbrella Deed, Share & Asset Sale Deed and certain other agreements to be signed at Completion of the Share & Asset Sale Deed. We are indemnified by each of the Buyer and Buyer Companies from any loss suffered arising out of any failure by the Buyer or a Buyer Company to duly and punctually perform such obligations.

Taxation

Commonwealth of Australia Taxation

The taxation discussion set forth below is intended only as a descriptive summary and does not purport to be a complete analysis or listing of all potential tax effects relevant to the ownership of Ordinary Shares or ADRs. Holders of ADRs are advised to satisfy themselves as to their own tax consequences of their acquisition and ownership of ADRs, and the Ordinary Shares represented thereby, by consulting their own tax advisors.

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

The Australian income tax legislation also allows unfranked dividends to be paid without the imposition of withholding tax where a balance exists in a notional account called a Foreign Dividend Account. This Account is used to record dividends received by Mayne from certain foreign sources (typically, foreign subsidiaries). The limitation is that the balance of this account is reduced by all dividends paid by Mayne, not just those paid to non-resident shareholders.

For the unfranked part of dividends paid by Mayne to a United States resident shareholder that are not free from withholding tax, the current double taxation convention between Australia and the United States (the “Treaty”), provides that the dividends, including those paid to an ADR holder who is not deemed to be an Australian resident for the purposes of the convention, will be subject to Australian withholding tax at a maximum rate of 15% (or 5% where the shareholding is 10% or greater and the dividend is paid on or after the effective date of change of the convention, being 1 July 2003). If withholding tax is payable, it is a final tax and no other Australian tax is payable.

Therefore, unfranked dividends paid from a Foreign Dividend Account will not be subject to withholding tax. Unfranked dividends (not paid from the Foreign Dividend Account) paid to US resident companies holding at least 10% of the voting interests in Mayne will be subject to withholding tax at the rate of only 5%. Unfranked dividends (not paid from the Foreign Dividend Account) paid to any other US resident will be subject to 15% withholding tax.

We have provided and will continue to provide all shareholders with notices which specify the franked and unfranked amount of each dividend, the extent to which the dividend is paid from the Foreign Dividend Account and the amount (if any) of dividend withholding tax deducted.

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

(b)	if sold and the total number of ADSs or Ordinary Shares held by the non-resident or his associates, or the non-resident together with his associates, at any time during the period of five years preceding the disposal represents 10% or more of the issued share capital of Mayne (excluding share capital carrying no right to participate beyond a specified amount in a distribution of profits or capital); or

(c)	if the non-resident carries on business at or through a permanent establishment in Australia and the ADSs or ordinary shares constitute part of the business property of that permanent establishment.

The current Treaty expressly allows Australia to apply its domestic laws to tax capital gains made by US residents. Accordingly, the convention will not provide relief from Australian capital gains tax in the circumstances outlined under (a), (b) and (c) above. However, the US domestic tax law will allow a foreign tax credit for any Australian capital gains tax paid.

Under current Australian tax law, no Australian State or Federal estate duty or any other inheritance taxes will be payable in respect of ADSs or Ordinary Shares upon the death of a holder thereof, regardless of the holder’s domicile.

For capital gains tax purposes, the death of the holder will not produce a deemed disposal of the deceased’s assets, except if the ADSs or Ordinary Shares are bequeathed to a tax-exempt institution (as defined by reference to certain Australian exempting provisions). In all other circumstances, the liability for tax on any gain is effectively transferred to the deceased’s legal representatives or beneficiaries. Such deemed disposal or a disposal subsequently by the beneficiary will have the consequences set out above.

Australian Stamp Duty

Australian stamp duty will not be payable on the acquisition of ADSs or any subsequent transfer of an ADS.

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

Taxation of Dividends

Under the U.S. federal income tax laws, if you are a U.S. holder, you must include in your gross income the gross amount of any dividend paid by Mayne out of its current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). You must include any Australian tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is ordinary income that you must include in income when you, in the case of Ordinary Shares, or the Depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. If you are a noncorporate U.S. holder, dividends paid to you in taxable years beginning after December 31, 2002 and before January 1, 2009 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the shares or ADSs generally will be qualified dividend income The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the Australian dollar payments made, determined at the spot Australian dollar/U.S. dollar rate on the date the dividend distribution, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss. The gain or loss generally will be income or loss from sources within the U.S. for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the Ordinary Shares or ADSs and thereafter as capital gain.

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

PFIC Considerations

Mayne believes that Ordinary Shares and ADSs should not be treated as stock of a passive foreign investment company (a “PFIC”) for United States federal income tax purposes, and this discussion so assumes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If Mayne were to be treated as a PFIC, unless a U.S. holder elects to be taxed annually on a mark-to-market basis with respect to the Ordinary Shares or ADSs, gain realized on the sale or other disposition of your Ordinary Shares or ADSs would in general not be treated as capital gain. Instead, if you are a U.S. Holder, you would be treated as if you had realized such gain and certain “excess distributions” ratably over your holding period for the Ordinary Shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year.

Exchange Controls and Other Limitations Affecting Security Holders

Under existing Australian legislation, the Reserve Bank of Australia does not inhibit the import and export of funds, and no permission is required by Mayne for the movement of funds in and out of Australia, except in connection with the transfer of funds or certain payments to or by the order of, and certain transactions involving, directly or indirectly certain supporters of the former government of the Federal Republic of Yugoslavia and ministers and senior officials of the Government of Zimbabwe.

Under Part 4 of the Charter of the United Nations Act 1945, and the Charter of United Nations (Terrorism and Dealing with Assets) Regulations 2002 (Regulations), persons holding financial and other assets of terrorists listed by the Australian Minister of Foreign Affairs (the Minister) are prohibited from dealing with those assets.

Under the Iraq (Reconstruction and Repeal of Sanctions) Regulations 2003 a freeze is imposed on the financial resources of the previous government of Iraq, Saddam Hussein, other senior officials of his regime and their immediate families.

Accordingly, at the present time, remittance of any dividends, interest or other payment by Mayne to non-resident holders of Mayne’s securities in the United States are not restricted by exchange controls or other limitations unless the non-resident holder is a terrorist listed by the Minister for the purposes of the Regulations, a supporter of the former government of the Federal Republic of Yugoslavia, a minister or senior official of the Government of Zimbabwe, the previous government of Iraq or Saddam Hussein, a senior official of his regime or a member of their immediate families.

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

The Australian Corporations Act 2001 (the “ACA”) prohibits any person (including a corporation) from acquiring shares if after the acquisition that person’s, or any other person’s, voting power would exceed 20% of the total voting power in a company. A person is considered to have voting power under the ACA if he or an associate (as defined in the ACA) holds voting shares or has, or is deemed under the ACA to have, power

(whether direct or indirect and whether legally enforceable or not and irrespective of certain restrictions and restraints on such powers and other matters and things as specified in the ACA): (i) to exercise, or to control the exercise of, the right to vote attached to that share; or (ii) to dispose of, or to exercise control over the disposal of, that share; and a person is considered to have acquired a share when he has acquired such power over such share. This prohibition is subject to certain exceptions which must be strictly complied with to be applicable.

Some of the more significant exceptions are as follows:

(i)	Section 611, item 1 of the ACA permits a person who proposes to acquire control over more than 20% of the voting shares of a company to make a formal off-market takeover offer in writing to the shareholders of the target company to acquire their shares.

(ii)	Under Section 611, item 1 of the ACA, a person can acquire in excess of 20% of the company’s voting shares by causing an on-market bid to be made on his behalf by his sharebroker on the stock exchange of the target company. The bidder must offer to acquire all the shares in the class which the bidder seeks to acquire.

(iii)	Under Section 611, item 9 of the ACA, a person who has for six months had voting power of 19% or more in the company is permitted to acquire not more than 3% additional voting power in any period of six months.

Documents on Display

Any public documents referred to in the 20-F may be inspected by contacting the Company Secretary on (613) 9868 0767 or writing to The Company Secretary, Level 21, 390 St. Kilda Road, Melbourne, Victoria, Australia, 3004.

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

ITEM 11 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The following discussion includes certain forward-looking statements. See “Cautionary statement regarding ‘forward-looking statements’.”

Mayne is exposed to market risks through its commercial and financial transactions. This exposure to market risk is due primarily to interest rate and exchange rate fluctuations. To hedge these market risks, which relate primarily to long term borrowings in United States dollars and to assets held by self sustaining foreign affiliates, Mayne’s central Treasury function uses derivative financial instruments, including interest-rate swaps, cross-currency interest-rate swaps, foreign-exchange swaps and interest-rate options.

It is Mayne’s policy not to enter, hold or issue derivative financial instruments for trading purposes. Mayne does not have a material exposure to equity price risk or commodity price risk.

Derivative financial instruments that are designated as hedges of underlying exposures are accounted for on the same basis as the underlying exposure.

Mayne has a written Treasury policy and has a segregation of front office and back office controls. Internal and external audits of the Treasury function are performed at regular intervals.

Interest rate risk

Mayne’s major borrowings are denominated in United States dollars and are primarily of a fixed interest nature. Mayne enters into interest rate swaps and interest rate options to lower funding costs, or to alter interest rate risk exposures arising from mismatches between assets and liabilities (e.g. converting fixed debt to floating to match a floating receivable).

Borrowings

The following table sets out the book values, weighted average interest rates, expected (contractual) maturity dates and fair values of Mayne’s borrowings at June 30, 2004. The information is presented in Australian dollar equivalents, which is Mayne’s reporting currency.

	Expected to mature in fiscal year						2004
Type	2005	2006	2007	2008	2009	Thereafter	Total	Fair value
	(A$ equivalent in thousands)
Euro Loans	819	41,591	4,164	4,164	4,164	6,255	61,157	61,157
Average rate –floating	3.75%	3.11%	3.75%	3.75%	3.75%	3.75%

US dollar Bonds	—	507,614	—	—	—	—	507,614	529,769
Average rate – fixed		6.25%

US Dollar Loans	—	41,334	—	—	—	136,476	177,810	177,810
Average rate – floating		2.41%				2.94%

MYR Loans	90	—	—	—	—	—	90	90
Average rate – floating	7.5%

Lease liabilities	5,939	3,426	2,085	685	480	39	12,654	12,654
Average rate – fixed	13.44%	10.14%	8.14%	9.26%	5.10%	6.70%

Interest rate swaps

The following table indicates the types of interest rate swaps used at June 30, 2004 showing their notional amounts and fair values, their expected (contractual) maturity dates and the weighted average interest rates. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. The average floating rate is the implied market rate for the term of the swap (plus any applicable margin) weighted by the face value of the instrument. The information is presented in Australian dollar equivalents, which is Mayne’s reporting currency.

	Expected to mature in fiscal year						2004
	2005	2006	2007	2008	2009	Thereafter	Total	Fair value
	(A$ equivalent in thousands)
Receive - fixed rate swaps

Australian dollars	—	—	—	35,999	—	—	35,999	868

Average fixed rate				8.18%
Average floating rate				7.45%

United States dollars	—	507,614	—	—	—	—	507,614	30,282

Average fixed rate		6.28%
Average floating rate		1.96%

Pay – fixed rate swaps

Australian dollars	10,000	220,000	—	35,999	—	—	265,999	(3,046)

Average fixed rate	6.57%	5.49%		10.04%
Average floating rate	5.87%	5.66%		6.95%

United States Dollars	7,252	—	65,265	—	—	—	72,516	824

Average fixed rate	2.09%		2.45%
Average floating rate	1.17%		2.89%

All the receive fixed swaps convert fixed debt to floating debt. Accordingly, their fair values are offset by the difference between the fair value and the book value of the underlying debt instrument.

Within policy parameters, the pay fixed swaps are used to hedge Mayne’s floating debt exposure. A portion of the pay fixed swaps greater than 3 years derive from hedging a fixed receivable.

Exchange rate risk

Mayne is exposed to foreign currency exchange rate risk through its borrowings, which are predominantly in United States dollars and through the net assets held by its self sustaining foreign affiliates, which are predominantly denominated in Euros, British pounds and Canadian dollars. Mayne uses foreign currency swaps and cross currency swaps to hedge these exposures. Mayne also uses the foreign exchange market to hedge transactional exposures derived from direct exports, capital purchases and expenses denominated in foreign currencies, and internal loans between the parent company and its wholly owned offshore entities. Mayne uses Australian dollars as the reporting currency and is therefore exposed to foreign exchange movements, primarily in United States dollars, Canadian dollars and European currencies. For a number of currencies, such as the United States dollars and the Euro dollar in particular, Mayne has the benefit of partial offsetting foreign currency flows. The following table sets out the face values of foreign currency swaps and cross currency interest rate swaps in place at June 30, 2004, showing the contract rates, maturities and fair values converted to Australian dollars at balance date.

Derivative instruments subject to foreign exchange risk

	Expected to mature in fiscal year						2004
	2005	2006	2007	2008	2009	Thereafter	Total	Fair value
	(A$ equivalent in thousands)
Sell
Canadian dollars	18,850	—	—	—	—	—	18,850	(1,192)
Average contracted rate	0.9910
European dollars	62,292	—	—	—	—	—	62,292	(3,849)
Average contracted rate	0.6075
New Zealand	2,552	—	—	—	—	—	2,552	(173)
Average contracted rate	1.1770
United States dollars	196,445	—	—	—	—	—	196,445	(5,721)
Average contracted rate	0.7061
Singapore dollars	888	—	—	—	—	—	888	(6)
Average contracted rate	1.1876
Buy
United States dollars	242,817	203,046	—	—	—	—	445,860	24,639
Average contracted rate	0.7137	0.7475

ITEM 12 – DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

ITEM 13 – DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES

None.

ITEM 14 – MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE PROCEEDS

None.

ITEM 15 – CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

For its fiscal year 2004, Mayne performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in Form 20-F and filed with the U.S. Securities and Exchange Commission is recorded, processed, summarized and reported in a timely manner. The evaluation was performed under the supervision of our Chief Executive Officer and our Chief Financial Officer. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the foregoing, Mayne’s management, including the CEO and CFO, concluded that Mayne’s disclosure controls and procedures were effective as of June 30, 2004.

INTERNAL CONTROLS

There have been no changes in Mayne’s internal control over financial reporting during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, Mayne’s internal control over financial reporting.

ITEM 16A – AUDIT COMMITTEE FINANCIAL EXPERT

The Board has determined that Mr Peter Barnett is an “audit committee financial expert”. Although the board has determined that this individual has the requisite attributes defined under the rules of the SEC, his responsibilities are the same as those of the other audit committee members. He is not an auditor or an accountant, does not perform “field work” and is not a full-time employee. The SEC has determined that an audit committee member who is designated as an audit committee financial expert will not be deemed to be an “expert” for any purpose as a result of being identified as an audit committee financial expert. The audit committee is responsible for oversight of management in the preparation of Mayne’s financial statements and financial disclosures. The audit committee relies on the information provided by management and the external auditor. The audit committee does not have the duty to plan or conduct audits to determine Mayne’s financial statements and disclosures are complete and accurate.

ITEM 16B – CODE OF ETHICS

We have a written Code of Conduct that applies to Mayne’s principal executive officer, principal financial officer and principal accounting officer or controller. The Code of Conduct covers matters such as compliance with laws and regulations, protection of Mayne’s interests, conflict of interest, protection of information, confidentiality, copyright, action within delegated authority, use of systems, inside information, improper benefits, misappropriation, professional conduct and political activities. Copies of the Code of Conduct may be obtained without charge by contacting the Company Secretary on (+613) 9868 0767 or writing to The Company Secretary, Level 21, 390 St. Kilda Road, Melbourne, Victoria, Australia, 3004.

ITEM 16C – FEES PAID TO ACCOUNTANTS AND PRE-APPROVAL POLICIES AND PROCEDURES

In July, 2004, Mayne adopted a new policy for Pre-Approval of Audit and Non-Audit Services Provided by the Independent Registered Public Accounting Firm that performs the role of External Auditor of Mayne. This policy provides for non audit services to be either:

1.	authorized by the Audit & Compliance Committee (the “Committee”) under a general pre-approval that approves specific categories of non-audit services and the value of those services, provided the

Committee is informed of each service provided (“general pre-approval”). Any general pre-approvals will be valid for 12 months from the date of pre-approval, unless the Committee provides otherwise; or

2.	specifically pre-approved by the Committee (“specific pre-approval”).

Unless a type of service has received general pre-approval, it will require specific pre-approval by the Committee if it is to be provided by the Independent Registered Public Accounting Firm. Any proposed services exceeding pre-approved cost levels or budgeted amounts will also require specific pre-approval by the Committee.

For both types of pre-approval, the Committee must consider whether such services are consistent with the Australian Securities and Investments Commission’s (ASIC) and SEC’s rules on auditor independence. The Committee must form the view that the performance of such services will not impair the independence of the Independent Registered Public Accounting Firm.

The Committee may delegate either type of pre-approval authority to one or more of its members, and it is proposed the Committee delegate this authority to the Committee Chairman. Any specific pre-approvals provided by the Committee Chairman under this delegation must be reported to the Committee at its next scheduled meeting.

All requests or applications for services to be provided by the Independent Registered Public Accounting Firm that do not require specific approval by the Committee will be submitted to the Chief Financial Officer and must include a detailed description of the services to be rendered. The Chief Financial Officer will determine whether such services are included within the list of services that have received the general pre-approval of the Committee, and will inform the Committee of any such services rendered by the Independent Registered Public Accounting Firm at its next meeting.

Requests or applications to provide services that require specific approval by the Committee will be submitted to the Committee Chairman by the Chief Financial Officer, and must include a joint statement from the external auditor and the Chief Financial Officer as to whether, in their view, the request or application is consistent with ASIC’s and SEC’s rules on auditor independence.

Summary of Fees

	2004 A$’000	2003 A$’000
Audit fees	2,322.0	2,370.6
Audit-related fees	940.4	963.5
Tax fees	1,661.8	1,664.4
All other fees	243.9	789.1

	5,168.1	5,787.6

Audit Fees

The aggregate fees billed in each of the last two fiscal years for professional services rendered by the Independent Registered Public Accounting Firm for the audit of the annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filing engagements for those fiscal years are $2,322,013 and $2,370,589, respectively.

Audit-Related Fees

The aggregate fees billed in each of the last two fiscal years for assurance and related services by the Independent Registered Public Accounting Firm that are reasonably related to the performance of the audit or review of Mayne’s financial statements and are not reported under Audit Fees are $940,489 and $963,497, respectively. The nature of services comprising the fees disclosed under the category are audit of special purpose financial statements relating to divestments, agreed upon due diligence relating to proposed acquisitions and agreed upon procedures in respect of the Pharmaceuticals Industry Incentive Program (Australia) and the audit of Savings and Investment Plan (Puerto Rico).

Tax Fees

The aggregate fees billed in each of the last two fiscal years for professional services rendered by the Independent Registered Public Accounting Firm for tax compliance, tax advice and tax planning are $1,661,785 and $1,664,433, respectively. The nature of services comprising the fees disclosed under the category are assistance in relation to compliance obligations including divestments, stamp duty, transfer pricing, the Australian tax consolidations regime and research and development tax concessions; preparation and / or review of draft tax returns; submission of returns and correspondence with taxation authorities; taxation due diligence in relation to acquisitions; and, expatriate tax work other than payroll processing.

All Other Fees

The aggregate fees billed in each of the last two fiscal years for products and services provided by the principal accountant, other than the services reported under Audit Fees, Audit-Related Fees and Tax Fees are $243,917 and $789,083, respectively. The nature of services comprising the fees disclosed under the category is advice on the preparation of financial information and the application of GAAP, including US GAAP and International Financial Reporting Standards and other sundry agreed upon procedures engagements.

ITEM 17 – FINANCIAL STATEMENTS

Not responded to as Item 18 complied with.

ITEM 18 – FINANCIAL STATEMENTS

Refer to pages F-1 to F-117, which are incorporated herein by reference.

ITEM 19 – EXHIBITS

1.1 Constitution of Mayne Group Limited.

2.1 Facility Agreement among Mayne Group Limited (“MGL”), Australia and New Zealand Banking Group Limited, Australia and New Zealand Investment Bank, the subsidiaries of MGL identified therein as Original Borrowers and Original Guarantors, and the financial institutions named therein as Original Lenders, dated June 23, 2004.*

2.2 Indenture between Mayne Nickless Limited and Marine Midland Bank, dated as of February 1, 1996 (incorporated by reference to SEC Registration Statement No. 333-00526).

4. Material Contracts

4.1.* Umbrella Deed - Hospitals between Mayne Group Limited (“MGL”), Mayne Healthcare Holdings Pty Ltd, Australian Newco Holdings Pty Ltd, and each of P.O.W. Hospital Pty Limited, Caboolture Hospital Pty Limited, Logan Hospital Pty Limited, Port Macquarie Hospital Pty Limited, Noosa Privatised Hospital Pty Limited, Armidale Hospital Pty Limited, Melbourne Hospital Pty Limited, Joondalup Hospital Pty Limited and Frances Perry Hospital Pty Limited dated October 21, 2003 (incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2003).

4.2.* Share and Asset Sale Deed - Hospitals between MGL, Mayne Healthcare Holdings Pty Ltd, Australian Newco Holdings Pty Ltd, P.O.W. Hospital Pty Limited, Caboolture Hospital Pty Limited, Logan Hospital Pty Limited, Port Macquarie Hospital Pty Limited, Noosa Privatised Hospital Pty Limited, Armidale Hospital Pty Limited, Melbourne Hospital Pty Limited, Joondalup Hospital Pty Limited and Frances Perry Hospital Pty Limited dated 21 October 2003 (incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2003).

4.3.* Asset Sale Deed - Port Macquarie Base Hospital between MGL, Port Macquarie Hospital Pty Limited, Australian Newco Holdings Pty Ltd, P.O.W. Hospital Pty Limited, Caboolture Hospital Pty Limited, Logan Hospital Pty Limited, Noosa Privatised Hospital Pty Limited, Armidale Hospital Pty Limited, Melbourne Hospital Pty Limited, Joondalup Hospital Pty Limited and Frances Perry Hospital Pty Limited dated October 21, 2003 (incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2003).

4.4.* Asset Sale Deed - Noosa Hospital between MGL, Noosa Privatised Hospital Pty Limited, Australian Newco Holdings Pty Ltd, P.O.W. Hospital Pty Limited, Caboolture Hospital Pty Limited, Logan Hospital Pty Limited, Port Macquarie Hospital Pty Limited, Armidale Hospital Pty Limited, Melbourne Hospital Pty Limited, Joondalup Hospital Pty Limited and Frances Perry Hospital Pty Limited dated October 21, 2003 (incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2003).

4.5.* Asset Sale Deed - Armidale Private Hospital between MGL, Armidale Hospital Pty Limited, Australian Newco Holdings Pty Ltd, P.O.W. Hospital Pty Limited, Caboolture Hospital Pty Limited, Logan Hospital Pty Limited, Port Macquarie Hospital Pty Limited, Noosa Privatised Hospital Pty Limited, Melbourne Hospital Pty Limited, Joondalup Hospital Pty Limited and Frances Perry Hospital Pty Limited dated October 21, 2003 (incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2003).

4.6.* Asset Sale Deed - Caboolture Private Hospital between MGL, Caboolture Hospital Pty Limited, Australian Newco Holdings Pty Ltd, P.O.W. Hospital Pty Limited, Logan Hospital Pty Limited, Port Macquarie Hospital Pty Limited, Noosa Privatised Hospital Pty Limited, Armidale Hospital Pty Limited, Melbourne Hospital Pty Limited, Joondalup Hospital Pty Limited and Frances Perry Hospital Pty Limited dated October 21, 2003 (incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2003).

4.7.* Asset Sale Deed - Logan Private Hospital between MGL, Logan Hospital Pty Limited, Australian Newco Holdings Pty Ltd, P.O.W. Hospital Pty Limited, Caboolture Hospital Pty Limited, Port Macquarie Hospital Pty Limited, Noosa Privatised Hospital Pty Limited, Armidale Hospital Pty Limited, Melbourne Hospital Pty Limited, Joondalup Hospital Pty Limited and Frances Perry Hospital Pty Limited dated October 21, 2003 (incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2003).

4.8.* Asset Sale Deed - The Melbourne Private Hospital between MGL, Melbourne Hospital Pty Limited, Australian Newco Holdings Pty Ltd, P.O.W. Hospital Pty Limited, Caboolture Hospital Pty Limited, Logan Hospital Pty Limited, Port Macquarie Hospital Pty Limited, Noosa Privatised Hospital Pty Limited, Armidale Hospital Pty Limited, Joondalup Hospital Pty Limited and Frances Perry Hospital Pty Limited dated October 21, 2003 (incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2003).

4.9.* Asset Sale Deed - Prince of Wales Private Hospital between MGL, P.O.W. Hospital Pty Limited, Australian Newco Holdings Pty Ltd, Caboolture Hospital Pty Limited, Logan Hospital Pty Limited, Port Macquarie Hospital Pty Limited, Noosa Privatised Hospital Pty Limited, Armidale Hospital Pty Limited, Melbourne Hospital Pty Limited, Joondalup Hospital Pty Limited and Frances Perry Hospital Pty Limited dated October 21, 2003 (incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2003).

4.10.* Asset Sale Deed - Joondalup Health Campus between MGL and Joondalup Hospital Pty Limited, Australian Newco Holdings Pty Ltd, P.O.W. Hospital Pty Limited, Caboolture Hospital Pty Limited, Logan Hospital Pty Limited, Port Macquarie Hospital Pty Limited, Noosa Privatised Hospital Pty Limited, Armidale

Hospital Pty Limited, Melbourne Hospital Pty Limited and Frances Perry Hospital Pty Limited dated October 21, 2003 (incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2003).

4.11.* Asset Sale Deed - Frances Perry Private Hospital between MGL, Frances Perry Hospital Pty Limited, Australian Newco Holdings Pty Ltd, P.O.W. Hospital Pty Limited, Caboolture Hospital Pty Limited, Logan Hospital Pty Limited, Port Macquarie Hospital Pty Limited, Noosa Privatised Hospital Pty Limited, Armidale Hospital Pty Limited, Melbourne Hospital Pty Limited and Joondalup Hospital Pty Limited dated October 21, 2003 (incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2003).

4.12. Deed of Cross Guarantee between MGL, Mayne Healthcare Holdings Pty Ltd, Australian Newco Holdings Pty Ltd, P.O.W. Hospital Pty Limited, Caboolture Hospital Pty Limited, Logan Hospital Pty Limited, Port Macquarie Hospital Pty Limited, Noosa Privatised Hospital Pty Limited, Armidale Hospital Pty Limited, Melbourne Hospital Pty Limited, Joondalup Hospital Pty Limited and Frances Perry Hospital Pty Limited dated October 21, 2003 (incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2003).

4.13.* Share Sale Agreement - Indonesian Hospitals between MGL and Australian Newco Holdings Pty Ltd dated October 21, 2003 (incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2003).

4.14. Service Contract between Mayne Group Limited and Stuart Hinchen dated April 9, 2002 (incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2003).

4.15. Service Contract between Mayne Group Limited and Alan Reid dated November 21, 2001 (incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2003).

4.16. Service Contract between Mayne Group Limited and Scott Richards dated May 21, 2002 (incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2003).

4.17. Service Contract between Mayne Group Limited and Michael Kotsanis dated February 24, 2003 (incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2003).

4.18. Service Contract between Mayne Group Limited and Paul Binfield dated April 14, 2003 (incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2003).

4.19. Service Contract between Mayne Group Limited and Paul Binfield dated October 2, 2003 (incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2003).

4.20. Service Contract between Mayne Group Limited and Neil Rodaway dated December 17, 2003.

12. Certifications

12.1 Certification required by Rule 13a-14(a)

12.2 Certification required by Rule 13a-14(a)

13. Certifications

13.1 Certification required by Rule 13a-14(b)

13.2 Certification required by Rule 13a-14(b)

*	Certain confidential portions of these exhibits have been omitted pursuant to a request for confidential treatment and filed separately with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAYNE GROUP LIMITED

/s/ PAUL BINFIELD
Paul Binfield
Chief Financial Officer

November 9, 2004

Financial Report

for the financial year ended 30 June 2004

Statements of Financial Performance

for the financial year ended 30 June 2004

	Note	Consolidated			Parent Entity
		2004 $’000	2003 $’000	2002 $’000	2004 $’000	2003 $’000

Revenues from ordinary activities	3	5,042,766	5,840,095	5,110,420	1,060,476	1,208,899
Employee expense		(953,594)	(1,507,093)	(1,663,254)	(123,969)	(449,692)
Subcontractor expense		(15,717)	(254,266)	(403,637)	(307)	(73,542)
Purchases of materials and trading stocks		(2,237,203)	(2,207,366)	(991,327)	-	-
Change in inventories		(78,463)	26,777	(16,733)	-	-
Consumables expense		(190,498)	(332,284)	(460,479)	(18,149)	(61,835)
Marketing costs		(38,085)	(103,648)	(77,662)	(275)	(1,549)
Fleet operation and distribution costs		(17,151)	(85,589)	(152,302)	(149)	(9,195)
Occupancy costs		(129,769)	(123,645)	(80,902)	(16,899)	(21,757)
Depreciation and amortisation	4	(156,345)	(213,522)	(197,138)	(8,596)	(28,506)
Borrowing costs	4	(32,223)	(45,134)	(51,476)	(32,641)	(47,304)
Other expenses from ordinary activities		(150,786)	(559,159)	(807,630)	(90,855)	(110,823)
Cost of investment in Logistics, Consumer, Ethical Category Drug and Hospitals businesses divested	4	(870,687)	(477,240)	-	(690,686)	(643,894)
Write-down of non-current assets to their estimated recoverable amounts	4	-	(350,000)	-	-	(459,752)
Cost recovery from controlled entities		-	-	-	39,622	106,399
Share of net profits / (losses) of associates accounted for using the equity method	32	128	510	(49)	-	-

Profit / (loss) from ordinary activities before income tax (expense) / benefit		172,373	(391,564)	207,831	117,572	(592,551)
Income tax (expense) / benefit	5	(74,408)	(61,025)	(30,616)	5,467	8,825

Net profit / (loss)		97,965	(452,589)	177,215	123,039	(583,726)
Net (profit) / loss attributable to outside equity interests	22	(3,691)	(3,574)	(3,604)	-	-

Net profit / (loss) attributable to members of Mayne Group Limited		94,274	(456,163)	173,611	123,039	(583,726)

The accompanying notes form part of this financial report

Statements of Financial Performance

for the financial year ended 30 June 2004

	Note	Consolidated			Parent Entity
		2004 $’000	2003 $’000	2002 $’000	2004 $’000	2003 $’000

Net profit / (loss) attributable to members of Mayne Group Limited (brought forward)		94,274	(456,163)	173,611	123,039	(583,726)
Non-owner transaction changes in equity:
Net increase / (decrease) in asset revaluation reserve	21	(3,376)	-	8,204	-	-
Net increase / (decrease) in capital profits reserve	21	(1,113)	-	-	-	-
Net increase / (decrease) in general reserve	21	(26)	-	-	-	-
Net (decrease) in retained profits on the initial adoption of revised AASB 1028 “Employee Benefits”		-	(1,736)	-	-	(457)
Net exchange difference on translation of financial statements of self-sustaining foreign operations	21	(2)	(30,739)	16,478	-	-

Total revenues, expenses and valuation adjustments attributable to members of Mayne Group Limited and recognised directly in equity		(4,517)	(32,475)	24,682	-	(457)

Total changes in equity from non-owner related transactions attributable to members of Mayne Group Limited	22	89,757	(488,638)	198,293	123,039	(584,183)

Basic earnings per share	6	13.0c	(57.0)c	24.6c
Diluted earnings per share	6	13.0c	(57.0)c	24.5c
Dividends per share	7	17.0c	4.0c	14.0c

The accompanying notes form part of this financial report

Statements of Financial Position

as at 30 June 2004

	Note	Consolidated		Parent Entity
		2004 $’000	2003 $’000	2004 $’000	2003 $’000

Current Assets
Cash and deposits	8	304,264	255,192	205,003	139,625
Receivables	9	674,885	849,854	6,510,014	4,301,050
Inventories	10	447,033	381,576	-	6,048
Other current assets	11	31,812	67,565	7,880	29,724
Total Current Assets		1,457,994	1,554,187	6,722,897	4,476,447

Non-Current Assets
Deposits	8	657	675	-	-
Receivables	12	5,251	12,549	2,018	8,639
Investments accounted for using the equity method	32	1,388	8,506	-	-
Other financial assets	13	6,026	17,405	2,488,632	2,671,862
Property, plant & equipment	14	455,348	1,074,061	21,693	113,831
Intangibles	15	2,049,847	1,764,814	2,999	5,326
Deferred tax assets	16	122,662	198,300	98,815	81,368
Other	16	23,213	28,058	17,970	23,670
Total Non-Current Assets		2,664,392	3,104,368	2,632,127	2,904,696

Total Assets	25	4,122,386	4,658,555	9,355,024	7,381,143

Current Liabilities
Payables	17	528,346	613,757	36,053	103,477
Interest-bearing liabilities	18	6,847	69,619	6,344,965	3,882,427
Current tax liabilities	19	18,702	34,886	-	-
Provisions	19	234,495	321,643	88,259	85,579
Total Current Liabilities		788,390	1,039,905	6,469,277	4,071,483

Non-Current Liabilities
Payables	17	6,174	6,176	-	1,315
Interest-bearing liabilities	18	752,477	560,140	507,651	525,222
Deferred tax liabilities	19	44,315	41,333	25,633	4,660
Provisions	19	10,358	23,209	242	3,819
Total Non-Current Liabilities		813,324	630,858	533,526	535,016

Total Liabilities	25	1,601,714	1,670,763	7,002,803	4,606,499

Net Assets		2,520,672	2,987,792	2,352,221	2,774,644

Equity
Mayne Group Limited Interest
Contributed equity	20	2,816,239	3,292,514	2,826,403	3,292,514
Reserves	21	(27,092)	(30,377)	-	4,183
Retained profits	21	(271,544)	(278,665)	(474,182)	(522,053)
Total Mayne Group Limited Equity Interest		2,517,603	2,983,472	2,352,221	2,774,644

Outside equity interests	22	3,069	4,320	-	-
Total Equity		2,520,672	2,987,792	2,352,221	2,774,644

The accompanying notes form part of this financial report

Statements of Cash Flows

for the financial year ended 30 June 2004

	Note	Consolidated			Parent Entity
		2004 $’000	2003 $’000	2002 $’000	2004 $’000	2003 $’000

Cash Flows from Operating Activities
Cash receipts from customers		4,416,530	5,513,332	5,366,314	147,143	793,762
Cash payments to suppliers and employees		(4,135,681)	(5,266,079)	(5,066,071)	(135,464)	(847,208)
Dividends and trust distributions received		92	555	1,863	418,880	116,569
Interest received		17,734	14,556	32,566	15,023	50,451
Borrowing costs paid		(30,024)	(43,320)	(55,725)	(25,435)	(61,550)
Income taxes (paid) / refunded		4,039	(33,047)	(98,888)	18,075	(10,700)

Net operating cash flows	23	272,690	185,997	180,059	438,222	41,324

Cash Flows from Investing Activities
Proceeds on disposal of entities / business operations (net of cash disposed)		828,500	484,231	23,474	709,400	400,285
Payments made on divestment activities		(56,830)	(46,030)	-	(56,622)	(46,030)
Payments for acquisition of entities / business operations (net of cash acquired)		(359,487)	(410,268)	(267,742)	-	-
Proceeds from sale of property, plant and equipment		2,810	9,202	89,161	-	10,673
Payments for property, plant and equipment		(131,737)	(163,366)	(174,952)	(12,598)	(37,066)
Proceeds from sale of investments		5,753	-	3,796	-	-
Payments for operating rights and licences		(56,625)	-	-	-	-
Payments for investments		-	(15,106)	(5,493)	-	-
Proceeds from loans repaid		-	209	678	-	(14,260)
Payments for loans		-	-	(968)	-	-
Payments for additional equity in controlled entities		-	-	(60,596)	-	(41,451)
Proceeds/(payments) for loans to controlled entities		-	-	-	(565,124)	(220,738)
Proceeds from sale of Faulding oral pharmaceutical business		-	-	1,312,257	-	-
Payments for product development		(9,735)	-	-	-	-
Payments for amounts capitalised into goodwill		(7,958)	(23,318)	(73,821)	(2,250)	-

Net investing cash flows		214,691	(164,446)	845,794	72,806	51,413

Cash Flows from Financing Activities
Proceeds from issue of shares		471	20	9,823	471	20
Proceeds from borrowings		797,590	610,000	46,801	380,122	610,000
Repayments of borrowings		(648,535)	(550,000)	(1,094,091)	(280,888)	(550,000)
Finance lease principal		(3,643)	(9,020)	(9,139)	-	-
Payments for share buy-back		(493,835)	(131,959)	-	(493,835)	(131,758)
Dividends paid		(54,566)	(71,296)	(66,241)	(54,566)	(71,296)
Realised foreign exchange gains/(losses)		(32,947)	(27,077)	(60,042)	12,181	(28,182)

Net financing cash flows		(435,465)	(179,332)	(1,172,889)	(436,515)	(171,216)
Net increase/(decrease) in cash held		51,916	(157,781)	(147,036)	74,513	(78,479)
Cash at the beginning of the financial year		255,192	425,411	580,901	130,490	209,507
Effect of exchange rate changes on cash held		(2,863)	(12,438)	(8,454)	-	(538)

Cash at the end of the financial year	23	304,245	255,192	425,411	205,003	130,490

The accompanying notes form part of this financial report

Notes to financial statements

for the financial year ended 30 June 2004

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

(b) Financial Year

The 2004, 2003 and 2002 financial years comprised the years ended 30 June 2004, 30 June 2003 and 30 June 2002. The accounts have been prepared in accordance with the versions of applicable Accounting Standards in force for financial years ending on 30 June.

(c) Reclassification of financial information

Segmental reporting has been revised to include the Medical Centres segment with the Pathology Services segment and to include the Hospitals segment and the Ethical Category Drug (ECD) business as discontinued businesses

The consolidated entity operates predominantly in the following industries:

“Pharmaceuticals” comprises the development, manufacture and distribution of injectable pharmaceuticals and of health and personal care products. The ECD business was divested during the year and is shown as discontinued.

“Diagnostic Services” comprises pathology services, including the management of medical centres and diagnostic imaging services

“Pharmacy” comprises the provision of distribution and retail management services to pharmacies.

“Hospitals” comprises the management of stand alone and co-located private hospitals and public hospital management. The hospital businesses were divested during the period and have been disclosed as discontinued.

“Logistics” comprises warehousing and distribution, distribution fleet management, armoured cars, priority and specialised express freight, couriers and messengers. The logistics businesses were divested during the 2002 financial year and have been disclosed as discontinued.

“Unallocated” comprises expenditure which is not recovered from the operating businesses, cash deposits, investments, borrowings and tax balances not attributed to the operating businesses.

There are no material inter-entity sales.

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

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

(d) Revenue recognition (Note 3)

Sales revenue comprises revenue from the sale of goods and from the provision of services. Sales revenues are recognised at the fair value of the consideration received net of the amount of goods and services taxes payable to the taxation authorities. Revenue from the sale of goods arises in the Phamaceuticals, Consumer Products and Pharmacy services businesses to entities outside the consolidated entity. Revenue from the sale of goods is recognised (net of rebates, returns, discounts and other allowances) when control of the goods passes to the customer. In the pharmaceuticals business, where rebates are based on sales achieved by distributors, these rebates are estimated and recorded as a deduction from sales revenue. Where goods are shipped to distributors on consignment, the sale is not recognised until the distributor has recorded a sale to a third party. Service revenue earned (net of discounts and allowances) from the provision of services by the Pathology, Diagnostic Imaging and Pharmacy Services businesses and until their divestment in December 2003 the hospitals businesses is recognised when the service has been performed.

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

Research and development grants relating to research and development costs that have been expensed are recognised as revenue.

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

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

Translation of the financial statements of overseas controlled entities:

Assets and liabilities of overseas controlled entities have been translated at the rates of exchange ruling at balance date. Equity items are translated at historic rates.

The statements of financial performance have been translated at an average rate for the year. Exchange differences arising on translation of “self sustaining” foreign entities have been transferred to the Foreign Currency Translation Reserve on consolidation.

The balance of the Foreign Currency Translation Reserve relating to a self-sustaining foreign controlled entity that is disposed of is transferred to retained earnings in the year of disposal.

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

Tax consolidation

The parent entity is the head entity in the tax-consolidated group comprising all of the Australian wholly-owned subsidiaries set out in Note 31. The implementation date for the tax-consolidated group is 1 July 2002. The head entity recognises all of the current and deferred tax assets and liabilities of the tax-consolidated group (after elimination of intragroup transactions).

The Australian wholly-owned subsidiaries have not entered into a tax funding agreement with the head entity.

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

(g) Inventory Valuation

Raw materials and stores, work in progress and finished goods are carried at the lower of cost and net realisable value. In the pharmaceuticals and consumer businesses that engage in manufacturing activities standard costing is used. Standard cost includes direct materials, direct labour and other direct variable costs and allocated production overheads necessary to bring inventories to their present location and position, based on normal operating capacity of the production facilities. The cost of manufacturing inventories and work in progress are assigned on a first-in first-out basis. Costs arising from exceptional wastage are expensed as incurred. Net realisable value is determined on the basis of each inventory line’s normal selling pattern. Expenses of marketing, selling and distribution are deducted to establish net realisable value.

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

(j) Property, Plant & Equipment

Acquisition:

Items of property, plant & equipment are recorded at cost and depreciated as outlined in Note 1(q).

Revaluations:

Land and buildings are independently revalued every three years to their fair values based on their highest and best use. In the intervening periods the fair values are reassessed in the light of prevailing trading conditions by

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

reference to the present values of the net cash inflows generated by the operations using the land and buildings which can be attributed to these assets. The net cash inflows are estimated using market determined risk adjusted discount rates appropriate for the class of asset and the operating segment. These valuations are disclosed as Directors’ valuations.

No revaluations of land and buildings have taken into account the potential capital gains tax in relation to Australian assets.

Assets held for resale:

Items of property, plant & equipment held for resale are classified as Other Current Assets. These assets are carried at their fair values.

(k) Plantation assets

During the financial year the Group acquired Yew tree plantations on leased land in the USA. The plantations will be “whole tree” harvested and the harvested trees dried and processed. The resultant active pharmaceutical ingredient (API) Taxane is recognised as inventory. The plantation assets are measured at net market value at date of acquisition. There has been no change in the net market value between acquisition date and balance date. Of the 2,244,400 trees acquired, only 693,500 were assigned a value, being those trees scheduled for harvest by the 2005 season.

Plantation assets are measured at net market value at each balance date and any increments / decrements are recognised in the statement of finacial performance.

(l) Intangibles

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

Depreciation rates range from 1% per annum to 50% per annum dependent upon the nature and useful or contractual life of the intangible asset.

No annual amortisation is provided where the end of the economic life of the acquired brand, licence or operating right cannot be foreseen and is not limited by technical, commercial or legal factors.

The value inherent in the brand names and licences is reliant on the ability to generate superior returns for the business. The consolidated entity has adopted a policy to review the useful life and recoverable amount on an annual basis in conjunction with a triennial independent valuation of each brand and licence.

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

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

(m) Capitalisation of Interest

Building projects:

To establish the costs of capital projects, interest is capitalised on capital projects during development. The interest is amortised over the estimated useful life of the relevant fixed asset. No interest was capitalised during the current year (2003 : Nil).

(n) Capitalisation of Leased Assets

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

(o) Recoverable amounts of Non-Current Assets valued on a cost basis

The carrying amounts of non-current assets valued on a cost basis are reviewed to determine whether they are in excess of their recoverable amount at balance date. If the carrying value of a non-current asset exceeds its recoverable amount, the asset is written down to the lower amount. In assessing the recoverable amount the relevant estimated cash flows have been discounted to their present value. The discount rate used, based on weighted average cost of capital, was 9.6%. (2003 9.6%) .

(p) Deferred Expenditure

Material items of expenditure are deferred to the extent that future economic benefits can be measured reliably, are directly attributable to an asset controlled by the consolidated entity, are recoverable out of future revenue, do not relate solely to revenue which has already been brought to account and will contribute to the future earning capacity of the consolidated entity.

Deferred expenditure is amortised over the period in which the related benefits are expected to be realised with a maximum of 5 years and is reviewed in accordance with the policy set out in Note 1(o).

(q) Depreciation and amortisation

Freehold Properties:

Depreciation of buildings on freehold land has been calculated on their fair value. Buildings are depreciated at 2.5% per annum.

Leasehold Improvements:

The fair values of leasehold improvements are amortised by equal annual charges over the unexpired lease periods, that range from one year to fifteen years.

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

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

All of the above rates are consistent with those used in the prior financial year.

(r) Payables

Trade creditors are generally settled within 30 days and are carried at amounts payable. Other creditors are carried at amounts payable.

(s) Employee Entitlements

Wages, Salaries, Annual Leave and Sick Leave:

The provisions for employee entitlements to wages, salaries, annual leave and vesting sick leave represent the amount which the consolidated entity has a present obligation to pay resulting from employees’ services provided up to the balance date. The provisions have been calculated at undiscounted amounts based on wage and salary rates that the consolidated entity expects to pay as at reporting date and include related on-costs.

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

Three of the funds to which the Company contributes are defined benefit plans. Details of these plans are set out in Note 34. These defined benefit plans are closed to new members and employees are members of company sponsored defined contribution plans or of industry or government plans depending on regional requirements.

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

Executive Share Option Plan:

The parent entity granted options to certain employees under an executive share option plan. Other than the costs incurred in administering the scheme, which are expensed as incurred, the consolidated entity has not recognised an expense associated with the scheme. When options are exercised the employee pays cash that is banked and new shares are issued for the equivalent value, resulting in an increase in contributed equity.

Employee Share Acquisition Plan:

During the 1998/1999 financial year the Group granted shares to certain employees under an employee share acquisition plan. An interest free loan has been advanced to employees under this scheme. The loan is carried in the accounts at its recoverable amount. The costs incurred in administering the scheme and the cost of any write down of the loan to employees to its recoverable amount are an expense to the consolidated entity.

During the 2002 financial year eligible employees were invited to purchase approximately $1,000 of Mayne Group ordinary shares at a purchase price of 1 cent per share. Other than the costs incurred in administering the scheme, which were expensed as incurred,the consolidated entity has not recognised an expense associated with the scheme.

Senior Executive Short Term Incentive Plan

During the financial year the Group established a share plan under which eligible senior executives must take a specified percentage of incentive remuneration in the form of Mayne Group ordinary shares. These shares are subject to a three year vesting period and dealing restrictions for a period of 10 years from the date of the award of the shares whilst the executive remains an employee.

(t) Provisions

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

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

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

(u) Derivatives

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

(v) Goods and services tax

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

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

Cash flows are included in the statement of cash flows on a gross of GST basis. GST components of investing and financing cash flows recoverable from or payable to the ATO are classified as operating cash flows.

(w) Use of estimates

The preparation of the financial report in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial report and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates. A regular review is made of these estimates and any movements resulting from a change in the estmates are recognised through Profit and Loss.

(x) Nature of operations

The consolidated entity operates substantial businesses in three core industries: Pharmaceuticals, Diagnostic Services and Pharmacy . Pharmaceuticals includes the development, manufacture and distribution of injectable pharmaceuticals and of health and personal care products. Pharmaceuticals has plants in Australia, USA, Puerto Rico and Germany and distributes to more than 50 countries in three regions being Asia Pacific, Americas and Europe, Middle East and Africa. During the year the Australian based Ethical Category Development (ECD) business was divested and is included in discontinued operations.

Diagnostic Services includes pathology, medical centres and diagnostic imaging services.

Pharmacy includes the provision of distribution and retail management services to pharmacies.

Diagnostic Services and Pharmacy operations are solely in Australia.

During the year the consolidated entity divested its hospitals business, which is included in discontinued operations. Hospitals comprises the management of stand alone and co-located private hospitals as well as public hospital management. The Hospital division operates predominantly in Australia along with operations in Indonesia.

2.    Transition to IFRS

For reporting periods on or after 1 January 2005, Mayne Group Ltd (“Mayne”) must comply with International Financial Reporting Standards (“IFRS”) as issued by the Australian Accounting Standards Board. The reporting period beginning 1 July 2005 (FY06) is the first period that Mayne will be using the new standards. Comparative information for the FY05 period in the FY06 accounts will be required to be re-stated as though it was completed using the new IFRS standards with the majority of adjustments being made, retrospectively, against retained earnings. This means that Mayne’s opening IFRS balance sheet will be a restated balance sheet dated 1st July 2004.

Mayne has appointed a steering committee that has responsibility to ensure the transition to IFRS reporting standards is achieved in a timely basis. The Chief Financial Officer chairs the IFRS steering committee meetings and is responsible for reporting on the progress of the project to the Mayne Audit and Compliance Committee. A project team responsible for the day-to-day management of the project has been appointed and this team reports to the steering committee.

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

A detailed project plan with six distinct phases has been developed. The phases of the project and the key actions related to each phase are detailed below:

Definition phase

-	Assignment of roles and responsibilities for the transition project, including the formation of a project team and the steering committee.

-	Preparation of a detailed project plan which outlines roles, responsibilities, resource requirements, project risks, time-lines, objectives, key deliverables, milestones, controls and procedures.

Communication phase

-	A communication plan for the project has been established.

-	The project plan has been communicated to the Audit and Compliance Committee, project team members and to all other key employees impacted by the transition to IFRS.

Technical accounting change review and analysis

-	Detailed review of each pending standard, noting each difference between the existing and pending standard, the extent of the potential impact and planned implementation of any changes throughout Mayne. This detailed standard analysis has been reviewed by KPMG.

-	Preparation and distribution of papers detailing the significant changes in financial reporting

-	Collation and analysis of data has commenced to assess, at a high level, the potential impact on Mayne of the transition to IFRS.

System changes

-	Assessment of new information requirements and changes to key business processes caused by the transition to IFRS.

-	Revision of Group reporting models to capture IFRS transitional adjustments and to enable parallel running from the transition date, 1 July 2004, to the adoption date, 1 July 2005. This will facilitate the preparation of an opening balance sheet under IFRS at 1 July 2004 and comparatives under IFRS for the financial year ending 30 June 2005.

Training

-	Preparation of tailored training materials addressing all aspects of the implementation of, and transition to, IFRS.

-	Updating the Mayne Accounting Policy Manual to reflect IFRS based accounting policies.

-	Presentation of the above materials to those employees of Mayne significantly impacted by the transition to IFRS.

Implementation

-	Mayne plans to have an opening IFRS balance sheet, as at 1 July 2004, completed for the preparation of the December 04 accounts.

-	During the preparation of the opening balance sheet, differences arising on transition to IFRS will be finalised. These adjustments will be quantified in the accounts for the half-year ending 31 December 2004.

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

-	Half-year IFRS comparatives dated 31 December 2004 and full year IFRS comparatives dated 30 June 2005 will be completed directly after existing Australian GAAP accounts have been finalised.

-	31st December 2005 half-year accounts will be the first set of IFRS published accounts prepared by Mayne.

As at 30th June 2004, Mayne considers the project to be progressing in line with the original project plan, with the first three phases of the project largely complete.

Based on the work performed to date, the major potential implications of the conversion to IFRS on Mayne are as follows:

Financial Instruments

Mayne has both foreign currency borrowings and foreign operations. Mayne uses a combination of financial instruments to hedge the foreign currency and interest rate risks inherent in these borrowings and net foreign assets. Refer to Notes 23 and 24 for further details on these instruments and the risk management policy governing the use of derivatives.

Under IFRS, all “derivative” financial instruments must be recognised in the balance sheet at their fair value, with any movements in fair value recognised in current period income. This change in accounting treatment may increase volatility in the income statement unless certain specific “hedge accounting” criteria are satisfied.

Based on the work performed to date, Mayne expects that it will be able to satisfy these hedge accounting criteria for the majority of its derivative financial instruments, thereby mitigating the potential increase in volatility arising as a result of this change in accounting requirements.

Taxation

A “balance sheet” approach to the accounting for taxation will be adopted, replacing the “income statement” approach currently used by Australian companies. This method recognises deferred tax balances when there is a difference between the carrying value of an asset or liability and its tax base. It is expected that this change will result in the group being required to carry higher levels of deferred tax assets and liabilities, although it is not expected that these changes will be material at the time of transition to IFRS.

Post employment benefits – defined benefit superannuation plans

The current policy of the group is to make sufficient contributions to defined benefit superannuation plans that operate in the United States, Germany and Australia to ensure that there is no actuarially determined shortfall (based on the “accumulated benefit obligation”) in the individual plans. Such contributions are expensed as incurred. Refer to Note 34 for further details on the superannuation plans.

Under IFRS, actuarially determined gains or losses in the plans (determined in accordance with the accounting standard) will be recognised in the income statement and consequently the group will recognise an asset or liability for the net position of the defined benefit superannuation plans. Due to the above policy of ensuring there is no actuarial shortfall, Mayne does not expect any material adjustments to be made.

Intangibles

Mayne has goodwill and separately identified intangible assets as detailed in Note 15.

Goodwill and intangible assets with indefinite useful lives are not required to be amortised under IFRS. However these assets will be tested for impairment annually, with any impairment write-down recognised in the income statement in the period in which it occurs.

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

Consistent with current Australian accounting requirements, intangible assets with a finite useful life are amortised over that period.

Impairment

Tangible non-current assets and intangible assets with finite useful lives must be tested for impairment, initially at the transition date to IFRS, being 1 July 2004, and thereafter if there is an indicator of potential impairment. Similarly, goodwill and intangible assets with indefinite useful lives must also be tested for impairment, initially at the transition date to IFRS and thereafter on an annual basis.

Impairment of these assets will be assessed by comparing the carrying value of the assets to the discounted net cash flows generated by either the individual assets or the applicable “cash generating unit” to which the assets being tested belong.

The majority of Mayne’s tangible non-current assets are held by its Pharmaceutical segment, refer to the segments assets table in Note 25 for details, and, given the performance of this segment, impairment of these assets is not expected to occur.

Equity based compensation

Whilst information relating to the number and respective fair values of share and option issues is disclosed in the financial report under current Australian accounting requirements, refer to Notes 20 and 35 for details, Mayne does not recognise an expense in the income statement for these issues.

On transition to IFRS, Mayne will measure the fair value at issue date for any new issues of shares and options that are considered compensatory under IFRS and will amortise this fair value as an expense in the income statement. An expense will also be recognised for any issues that had not fully vested by 1 January 2005.

Leases

The classification of a lease as an “operating” lease or a “finance” lease under IFRS is primarily based on qualitative guidelines, rather than the existing combination of qualitative and quantitative guidelines contained in Australian GAAP. As part of the transition project, Mayne is reviewing its lease contracts to ensure leases continue to be correctly classified as operating or financing. This review may result in an increase in the number of leases classified as financing, and therefore in the recognition of lease assets and liabilities in the balance sheet. The impact on the income statement is not expected to be significant, as the operating lease expense would be replaced by a depreciation charge and an interest expense of a similar magnitude.

First-time adoption of Australian equivalents to IFRS

AASB 1 “First-time adoption of Australian equivalents to IFRS” grants limited exemptions from the requirements in Australian equivalents to IFRSs, in specified areas where the cost of compliance would be likely to exceed the benefits to users of financial reports.

Of the exemptions and options available under AASB 1, those most likely to impact Mayne and are therefore are under consideration include:

-	Exemption from the application of AASB 3 Business combinations retrospectively to past acquisitions that occurred before the date of transition to IFRS.

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

-	The option to deem revalued land and buildings before the date of transition to Australian equivalents of IFRS as cost.

-	The option to deem the cumulative translation differences for the Group before the date of transition to Australian equivalents of IFRS to be zero.

The above summary should not be taken as an exhaustive list of changes that will result from the transition to IFRS. Whilst significant progress has been made in identifying the impact of the transition, some of the changes will not become apparent until an opening balance sheet has been prepared. The areas identified above are currently being analysed but have not yet been fully quantified. Additionally, currently unknown changes to the “standard platform” of IFRS equivalent standards may also need to be “early adopted” by Mayne in order for Mayne to be IFRS compliant in its first set of financial statements. For these reasons it is not yet possible to quantify the total impact of the transition to IFRS on Mayne’s financial position and reported results.

		Consolidated			Parent Entity
	Note	2004 $’000	2003 $’000	2002 $’000	2004 $’000	2003 $’000
3. Revenue

Revenue from operating activities:
Sales Revenue
- Revenue from services		1,405,013	2,594,913	3,085,707	132,025	559,795
- Revenue from sale of goods		2,684,656	2,599,597	1,906,250	-	-
		4,089,669	5,194,510	4,991,957	132,025	559,795

Other Revenue
Dividends received
- controlled entities		-	-	-	161,735	116,569
- other persons		-	-	1,003	-	-

Interest received
- controlled entities		-	-	-	14,877	35,824
- other associated entities		33	11	15	-	-
- other persons		17,462	12,009	31,899	13,742	8,472

Revenue from outside operating activities:
Proceeds on sale of non-current assets
- property, plant and equipment		2,810	59,476	17,186	-	27,775
- investments		-	11,103	-	-	-
- businesses and controlled entities		871,191	496,048	4,551	737,800	460,450

Other income		61,601	66,938	63,809	297	14
		5,042,766	5,840,095	5,110,420	1,060,476	1,208,899

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

	Consolidated			Parent Entity

	2004 $’000	2003 $’000	2002 $’000	2004 $’000	2003 $’000

4. Profit/(loss) from ordinary activities before income tax expense

(a) Profit/(Loss) from ordinary activities before income tax expense includes the following specific net gains and expenses:

Cost of goods sold	(2,315,666)	(2,190,788)	(1,583,979)	-	-

Borrowing costs:
- Controlled Entities	-	-	-	(8,586)	(12,260)
- Other persons	(31,290)	(41,504)	(50,904)	(24,004)	(35,044)
- Finance leases	(933)	(3,630)	(572)	(51)	-
	(32,223)	(45,134)	(51,476)	(32,641)	(47,304)
Amortisation and depreciation of:
- Goodwill	(78,629)	(89,311)	(66,912)	-	(1,285)
- Licences and operating rights	(1,299)	(2,469)	(1,421)	(644)	(922)
- Research and development	(585)	(369)	-	-	-
- Freehold buildings	(7,527)	(18,672)	(17,216)	-	(302)
- Leasehold improvements	(4,466)	(9,891)	(5,232)	(1,216)	(7,641)
- Plant and equipment	(57,301)	(83,324)	(100,708)	(6,685)	(18,219)
- Leased plant and equipment	(6,006)	(7,970)	(4,552)	(14)	(45)
- Deferred expenditure	(532)	(1,516)	(1,097)	(37)	(92)
	(156,345)	(213,522)	(197,138)	(8,596)	(28,506)

Bad and doubtful debts expense	(8,868)	(13,237)	(6,133)	(30)	(5,823)
Net gain on sale of property, plant & equipment	375	-	7,564	145	-
Net loss on sale of property, plant & equipment	(4,525)	(9,002)	(2,275)	(4,277)	(8,480)
Net gain on sale of investments	-	620	3,796	-	-
Net loss on sale of investments	-	-	-	-	-
Research and development	(26,607)	(25,600)	(27,366)	-	-
Provision for employee benefits	(73,330)	(109,326)	(100,608)	(8,400)	(28,751)
Operating lease rentals:
- Property	(66,398)	(85,817)	(66,912)	(9,675)	(23,290)
- Plant and equipment	(24,861)	(52,709)	(34,606)	(1,830)	(14,563)
Realised foreign exchange gains/(losses)	107	-	(9)	12,181	(23,463)
Unrealised foreign exchange gains/(losses)	3,807	-	(161)	(5,034)	99,951

(b) Individually significant items included in profit/(loss) from ordinary activities before income tax expense:

Realised exchange gains/(losses)	-	-	-	12,181	(23,330)
Unrealised exchange gains/(losses)	-	-	-	(5,034)	99,819
Cost of investments in Logistics, Consumer, and Hospitals businesses divested	(870,687)	(477,240)	-	(690,686)	(643,894)
Corporate development expenditure	(7,141)	-	-	(6,895)	-
Closure and sale of Consumer businesses	-	(13,658)	-	-	(12,843)
Write down and sale of Hospital businesses	-	(94,068)	-	-	(41,239)
Write down of IT assets	-	(34,774)	-	-	(15,201)
Product recall	-	(48,635)	-	-	(11,589)
Restructuring expense	-	(12,585)	(26,843)	-	(2,550)
Loss on debt forgiveness	-	-	-	(24,000)	(28,904)
Write down of non-current assets to their estimated recoverable amount	-	(350,000)	-	-	(459,752)
Total significant expense items	(877,828)	(1,030,960)	(26,843)	(714,434)	(1,139,483)
Proceeds from sale of Logistics, Consumer, and Hospitals businesses divested	871,191	496,048	4,551	737,800	460,450
	(6,637)	(534,912)	(22,292)	23,366	(679,033)

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

	Consolidated			Parent Entity

	2004 $’000	2003 $’000	2002 $’000	2004 $’000	2003 $’000

5. Taxation

(a) The prima facie tax on profit/(loss) from ordinary activities differs from the income tax provided in the financial statements and is reconciled as follows:
Prima facie income tax expense calculated at 30% (2003 and 2002 30%) on the profit from ordinary activities	51,712	(117,469)	62,349	35,272	(177,765)

From which is deducted the tax effect of:
Dividend income	(60)	1,172	-	(78,418)	(33,449)
Under/(over) provision in prior year for continuing businesses	(2,608)	1,357	3,747	(4,635)	206
Utilisation of prior year tax losses	-	(911)	(1,397)	-	(420)
Capital allowances	(2,597)	(4,815)	(4,403)	(878)	(929)
Recognition of tax losses	-	-	(2,096)	-	-
Non taxable capital profits	-	-	(1,367)	-	-
Non taxable exchange gains	-	(14)	-	-	(14)
Recognition of future tax benefit on fixed assets	-	-	(2,599)	-	-
Employee share acquisition plan	-	-	(4,039)	-	-
Tax deduction on capitalised expenditure	(969)	(1,718)	(1,476)	(969)	-
Research and development	(2,033)	(1,422)	(1,273)	(2,033)	-
Non-assessable income	-	-	(3,381)	-	-
Impairment provision release	(113)	(628)	(1,664)	(113)	(475)
Other variations	306	1,796	(4,574)	609	(20)

Individually significant items
- Adoption of Australian tax consolidation regime	-	-	-	(44,676)	-
- Prior year overprovision - disposal of logistics businesses	(4,882)	-	(39,831)	-	-
- Non taxable exchange gains on foreign borrowings	-	-	-	(10,462)	(15,932)
- Non taxable capital profits Hospital divestments	-	-	-	(14,002)	-
- Other variations	(275)	(565)	-	248	430
	38,481	(123,217)	(2,004)	(120,057)	(228,368)

To which is added the tax effect of:
Non-deductible depreciation/amortisation	24,384	33,134	20,566	11,860	1,751
Non-deductible expenditure	3,461	5,886	6,047	2,389	480
Overseas income tax rate differences	(203)	4,536	2,895	-	-
Withholding tax paid	-	-	-	-	5,217
Current year losses on which no tax benefit has been recognised	4	2,288	1,921	-	-
Share of net (profits)/losses of associated entities	(38)	(153)	276	-	-

Individually significant items
- Income tax expense related to wholly-owned subsidiary transactions in the Australian tax consolidated group	-	-	-	92,244	-
- Write-off of deferred tax balances on adoption of Australian tax consolidation regime	6,491	-	-	6,491	-
- Non deductible expenditure - corporate development expenditure	1,828	-	-	1,606	-
- Non deductible expenditure - disposal of logistics businesses	-	(2,157)	-	-	35,602
- Non deductible expenditure - disposal of hospitals business	-	5,425	-	-	(3,957)
- Non deductible expenditure - disposal and closure of consumer businesses	-	30	-	-	3,853
- Non deductible expenditure - product recall	-	120	-	-	-
- Non deductible expenditure restructure / rebranding	-	133	506	-	-
- Non deductible loss on debt forgiveness	-	-	-	-	8,671
- Tax losses not carried forward as a future income tax benefit	-	30,000	-	-	30,000
- Non deductible expenditure - timing differences not recognised	-	105,000	-	-	137,926
- Non-deductible write down of other assets	-	-	409	-	-
Income tax expense/(benefit) attributable to profit/(loss) from ordinary activities	74,408	61,025	30,616	(5,467)	(8,825)

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

	Consolidated			Parent Entity

	2004 $’000	2003 $’000	2002 $’000	2004 $’000	2003 $’000

(b) Individually significant items included in income tax expense:
Realised exchange gains/(losses)	-	-	-	5,742	2,589
Unrealised exchange gains/(losses)	-	-	-	(1,525)	(10,174)
Adoption of Australian tax consolidation regime	-	-	-	44,676	-
Income tax expense related to wholly-owned subsidiary transactions in the Australian tax consolidated group	-	-	-	(92,244)	-
Logistics business divestments	4,882	(3,485)	38,466	-	19,569
Closure and sale of Consumer businesses	-	4,068	-	-	-
Write-down and sale of hospital businesses	-	22,795	-	-	16,329
Write-down of IT assets	-	10,432	-	-	4,560
Devolution costs	-	3,643	-	-	765
Product recall	-	14,470	-	-	3,477
Write down of deferred tax assets to their estimated recoverable amounts	-	(30,000)	-	-	(30,000)
Restructuring expense	-	-	7,138	-	-
Corporate development expenditure	438	-	-	364	-
Tax expense on adopting Australian tax consolidations	(6,491)	-	-	(6,491)	-
	(1,171)	21,923	45,604	(49,478)	7,115

(c) Benefit for Tax Losses incurred

(a)    Benefit Recognised

Included in the balance shown for deferred tax asset in Note 16 are the following amounts in respect of tax losses (revenue and capital) which have been tax effected for accounting purposes:

Revenue losses	33,404	41,501	46,300	26,573	50,268
Capital losses	6,542	7,944	8,786	6,542	7,066
Included in deferred tax asset	39,946	49,445	55,086	33,115	57,334

(b) Benefit Not Recognised

The potential future income tax benefit in controlled entities arising from tax losses (revenue and capital) not recognised as an asset because recovery is not virtually certain is estimated at:
Revenue losses	32,181	33,978	3,208	30,000	30,000
Capital losses	185,648	98,749	7,542	185,648	92,108
	217,829	132,727	10,750	215,648	122,108

This benefit for tax losses will only be obtained if:

(i)	the relevant company derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised or the benefit can be utilised by another company in the economic entity;

(ii)	the relevant company and/or consolidated entity continues to comply with conditions for deductibility imposed by tax legislation; and

(iii)	no changes in tax legislation adversely affect the relevant company and/or consolidated entity in realising the benefit from the deductions for the losses.

The Group elected to enter the Australian Tax Consolidations regime in respect of the parent entity and all wholly owned Australian subsidiaries with effect from 1 July 2002. As a consequence of this the tax carrying value of assets was re-assessed, resulting in a write-down in deferred tax assets of $6.491 million, which has been reported as a significant tax expense item.

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

	Consolidated
	2004	2003	2002
6. Earnings per Share

Basic earnings per share:
Profit and loss from ordinary activities	13.0c	(57.0)c	24.6c
Before significant items	14.0c	7.1c	21.3c

Fully diluted earnings per share:
Profit and loss from ordinary activities	13.0c	(57.0)c	24.5c
Before significant items	14.0c	7.1c	21.2c

	$’000	$’000	$’000

Reconciliation of earnings used in calculation of basic and fully diluted earnings per share before and after significant items:

Profit after tax and outside equity interests before significant items	102,082	56,826	150,299

Significant items after tax	(7,808)	(512,989)	23,312
Profit and loss from ordinary activities after significant items	94,274	(456,163)	173,611

	NUMBER OF SHARES
Reconciliation of weighted average number of shares used in the calculation of earnings per share:

Weighted average number of ordinary shares used	726,841,704	799,835,032	706,627,202

Add: Effect of potential conversion to ordinary shares under the executive options scheme	-	-	1,234,919
Weighted average number of shares used in calculation of diluted earnings per share	726,841,704	799,835,032	707,862,121

	Consolidated			Parent Entity
	2004 $’000	2003 $’000	2002 $’000	2004 $’000	2003 $’000

7. Dividends

Over/(under) provision from prior period	-	131	(121)	-	131
Interim ordinary paid 31 March 2004 4.5c (0.0% franked Class C, 30%)	(33,252)			(33,252)
Interim ordinary paid 30 September 2003 6.0c (0.0% franked Class C, 30%)	(46,099)			(46,099)
(2003-paid 31 March 2003 4.0c (0.0% franked Class C, 30%)
(2002-paid 28 March 2002 6.0c (100% franked Class C, 30%)	-	(31,915)	(48,514)	-	(31,915)

Final ordinary dividend paid
(2002-paid 30 September 2002 8.0c 40% franked Class C, 30%)	-	-	(64,783)	-	-
	(79,351)	(31,784)	(113,418)	(79,351)	(31,784)

Since the end of the financial year the directors have declared the following dividend:

Dividends	Amount per ordinary share	Franked amount per share	Amount per share of foreign source dividend	Record date for determining entitlements to the dividend	Dividend payment date
Final ordinary	6.5 ¢	0.0 ¢	6.5 ¢	6/09/2004	30/09/2004

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

Dividend franking account:

Balance of franking accounts in the Parent Entity adjusted for franking credits which will arise from the payment of income tax provided for in the financial statements, and after deducting franking credits to be used in payment of the above dividends.

Tax consolidation legislation:

On 1 July 2002, the parent entity and its wholly-owned Australian subsidiaries adopted the Australian Tax Consolidation legislation which requires a tax-consolidated group to keep a single franking account. The amount of franking credits available to shareholders of the parent entity (being the head entity in the tax-consolidated group) disclosed at 30 June 2004 has been measured under the new legislation as those available from the tax-consolidated group.

The comparative information has not been restated for this change in measurement. The comparative information calculated on the new basis would still have resulted in a “franking credits available “ balance of $4.141 million at 30 June 2003.

30% franking credits			6,016	nil

	Consolidated		Parent Entity
	2004 $’000	2003 $’000	2004 $’000	2003 $’000

8. Cash and Deposits

Current
Cash on hand and at banks	94,977	103,837	6,953	4,125
Loans and deposits (a)	209,287	151,355	198,050	135,500
	304,264	255,192	205,003	139,625

Loans and deposits are denominated in the following currencies:

Australian Dollars	207,512	144,541	198,050	135,500
United States Dollars	1,775	1,919	-	-
Canadian Dollars	-	-	-	-
Malaysian Ringgit	-	-	-	-
Indonesian Rupiah	-	4,895	-	-
	209,287	151,355	198,050	135,500

Weighted average interest rates	5.26%	4.83%	5.32%	4.75%

(a) Included in loans and deposits is $ 108.5 million held in escrow in connection with the sale of the of the Group’s C&P Hospitals.
Non – Current
Loans and deposits	657	675	-	-

Loans and deposits are denominated in the following currencies:
Australian Dollars	-	-	-	-
United States Dollars	657	675	-	-
Fijian Dollars	-	-	-	-
	657	675	-	-
Weighted average interest rates	0.61%	1.07%	-	-

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

	Consolidated		Parent Entity
	2004 $’000	2003 $’000	2004 $’000	2003 $’000

9. Receivables (Current)

Trade debtors	521,049	687,037	8,201	56,141
Provision for doubtful debts	(15,257)	(36,651)	(1,339)	(2,512)
	505,792	650,386	6,862	53,629
Other debtors	169,093	199,468	119,837	116,990
Amounts owing by controlled entities	-	-	6,383,315	4,130,431
	674,885	849,854	6,510,014	4,301,050

10. Inventories

Raw materials and stores at cost	73,634	92,350	-	6,048
Work in progress at cost	32,737	21,218	-	-
Finished goods at cost	347,148	274,550	-	-
Finished goods at net realisable value	-	-	-	-
Provision for diminuition in value	(6,486)	(6,542)	-	-
Total Inventories	447,033	381,576	-	6,048

11. Other Current Assets

Prepayments	31,812	32,254	7,880	9,824
Assets held for resale	-	35,311	-	19,900
	31,812	67,565	7,880	29,724

12. Receivables (Non-Current)

Loan to executive director	2,018	2,058	2,018	2,058
Loan to Employees re Share Acquisition Plan	3,233	6,120	-	-
Loan to controlled entity	-	-	-	2,210
Loan to other entity	-	4,371	-	4,371
	5,251	12,549	2,018	8,639

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

	Consolidated		Parent Entity
	2004 $’000	2003 $’000	2004 $’000	2003 $’000

13. Other Financial Assets

Investment in controlled entities
Not quoted on prescribed Stock Exchanges:
- Shares at recoverable amount	-	-	2,488,632	2,599,665
- Units at cost	-	-	-	72,197
	-	-	2,488,632	2,671,862

Investments in other entities(a) (b)
Quoted on prescribed Stock Exchanges:
- Shares at market value	3,524	4	-	-

- Shares at cost	4,732	4	-	-

Not quoted on prescribed Stock Exchanges:
- Shares at cost	1,294	15,001	-	-
Interest in partnership at cost	-	2,400	-	-
	6,026	17,405	-	-
Total Other Financial Assets	6,026	17,405	2,488,632	2,671,862

(a) Other financial assets are denominated in the following currencies:
Australian Dollars	1,298	17,405	2,488,632	2,671,862
United States Dollars	4,728	-	-	-
	6,026	17,405	2,488,632	2,671,862
(b) Non interest bearing	6,026	17,405	2,488,632	2,671,862

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

	Consolidated		Parent Entity
	2004 $’000	2003 $’000	2004 $’000	2003 $’000

14. Property, Plant and Equipment

Freehold land and buildings
At 2004 Directors’ valuation	110,450	-	-	-
At 2003 Directors’ valuation	-	667,607	-	-
Total at valuation	110,450	667,607	-	-

Provision for depreciation of buildings on freehold land
At 2004 Directors’ valuation	(12,768)	-	-	-
At 2003 Directors’ valuation	-	(46,489)	-	-
Total provision for depreciation	(12,768)	(46,489)	-	-

Freehold land and buildings written down value
At 2004 Directors’ valuation	97,682	-	-	-
At 2003 Directors’ valuation	-	621,118	-	-
Total written down value	97,682	621,118	-	-

Leasehold improvements
At 2004 Directors’ valuation	137,110		7,152
At 2003 Directors’ valuation	-	202,131	-	86,241
Total at valuation	137,110	202,131	7,152	86,241

Provision for amortisation of leasehold improvements
At 2004 Directors’ valuation	(111,231)		(3,660)
At 2003 Directors’ valuation	-	(141,296)	-	(39,393)
Total provision for amortisation	(111,231)	(141,296)	(3,660)	(39,393)

Leasehold improvements written down value
At 2004 Directors’ valuation	25,879	-	3,492	-
At 2003 Directors’ valuation	-	60,835	-	46,848
Total written down value	25,879	60,835	3,492	46,848

Plant and equipment
At cost	531,410	783,134	24,473	97,228
Provision for depreciation	(313,563)	(501,459)	(13,718)	(58,120)
Written down value	217,847	281,675	10,755	39,108

Assets under construction
At cost	97,690	77,160	7,424	27,832

Leased plant and equipment
At capitalised cost	33,247	70,908	39	88
Provision for amortisation	(18,016)	(37,635)	(17)	(45)
Written down value	15,231	33,273	22	43

Plantation assets
At net market value	1,019	-	-	-

Total property, plant and equipment written down value	455,348	1,074,061	21,693	113,831

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

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

Reconciliations of the carrying amounts for each class of property, plant and equipment are set out below:

	Freehold land and buildings	Leasehold improvements	Plant and equipment	Assets under construction	Leased plant and equipment	Plantation assets	Total

	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Consolidated - 2004
Carrying amount at the start of the year	621,118	60,835	281,675	77,160	33,273	-	1,074,061
Additions	1,267	5,165	49,901	91,661	624	-	148,618
Transfers	7,046	3,609	41,817	(48,170)	(4,302)	-	-
Disposals	(535,554)	(39,736)	(107,790)	(46,104)	(8,493)	-	(737,677)
Additions through acquisitions of entities	11,217	-	8,198	22,011	-	1,627	43,053
Harvested trees transferred to inventory	-	-	-	-	-	(640)	(640)
Depreciation / amortisation expense	(7,527)	(4,466)	(57,301)	-	(6,006)	-	(75,300)
Foreign currency exchange differences	115	472	1,347	1,132	135	32	3,233
Carrying amount at the end of the year	97,682	25,879	217,847	97,690	15,231	1,019	455,348

	Freehold land and buildings	Leasehold improvements	Plant and equipment	Assets under construction	Leased plant and equipment	Plantation assets	Total

	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Consolidated - 2003
Carrying amount at the start of the year	843,902	67,309	386,445	122,307	30,695	-	1,450,658
Additions	7,585	1,710	70,544	86,847	2,234	-	168,920
Transfers	13,039	2,703	55,267	(71,255)	246	-	-
Disposals	(75,337)	(1,463)	(141,144)	(60,152)	(1,141)	-	(279,237)
Additions through acquisitions of entities	1,617	468	-	-	9,209	-	11,294
Write down to recoverable amounts	(144,935)	-	-	-	-	-	(144,935)
Depreciation / amortisation expense	(18,672)	(9,891)	(83,324)	-	(7,970)	-	(119,857)
Foreign currency exchange differences	(6,081)	(1)	(6,113)	(587)	-	-	(12,782)
Carrying amount at the end of the year	621,118	60,835	281,675	77,160	33,273	-	1,074,061

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

Plantations

	Number of trees valued	Number of trees not valued	Total tree count
Consolidated - 2004
Additions through acquisitions of entities	693,500	1,550,900	2,244,400
Number of trees harvested	(289,910)	-	(289,910)
Balance at the end of the year	403,590	1,550,900	1,954,490

Reconciliations of the carrying amounts for each class of property, plant and equipment are set out below:

	Freehold land and buildings	Leasehold improvements	Plant and equipment	Assets under construction	Leased plant and equipment	Total

	$’000	$’000	$’000	$’000	$’000	$’000
Parent entity - 2004
Carrying amount at the start of the year	-	46,848	39,108	27,832	43	113,831
Additions	-	285	10,751	355	-	11,391
Transfers	-	196	1,199	(1,395)	-	-
Disposals	-	(42,621)	(33,618)	(19,368)	(7)	(95,614)
Depreciation / amortisation expense	-	(1,216)	(6,685)	-	(14)	(7,915)
Carrying amount at the end of the year	-	3,492	10,755	7,424	22	21,693

	Freehold land and buildings	Leasehold improvements	Plant and equipment	Assets under construction	Leased plant and equipment	Total
	$’000	$’000	$’000	$’000	$’000	$’000
Parent entity - 2003
Carrying amount at the start of the year	18,416	55,826	107,848	35,710	546	218,346
Additions	-	416	10,542	26,108	-	37,066
Transfers	(2,660)	868	17,961	(16,169)	-	-
Disposals	(15,454)	(3,333)	(79,024)	(17,817)	(458)	(116,086)
Additions through acquisitions of entities	-	712	-	-	-	712
Depreciation / amortisation expense	(302)	(7,641)	(18,219)	-	(45)	(26,207)
Carrying amount at the end of the year	-	46,848	39,108	27,832	43	113,831

	Consolidated		Parent Entity
	2004 $’000	2003 $’000	2004 $’000	2003 $’000

15. Intangibles

Goodwill at cost	1,863,584	1,577,916	-	-
Provision for amortisation	(246,968)	(177,139)	-	-
Written down value	1,616,616	1,400,777	-	-

Brand names at cost	99,292	99,345	-	-

Licences at cost	326,833	267,029	3,539	6,496

Provision for amortisation	(4,435)	(5,914)	(540)	(1,170)
Written down value	322,398	261,115	2,999	5,326

Research and development at cost	15,488	3,993	-	-

Provision for amortisation	(3,947)	(416)	-	-
Written down value	11,541	3,577	-	-
Total intangibles written down value	2,049,847	1,764,814	2,999	5,326

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

Reconciliations of the carrying amounts for each class of intangibles are set out below:

	Goodwill	Brand names	Licences	Research & development	Total
	$’000	$’000	$’000	$’000	$’000
Consolidated - 2004
Carrying amount at the start of the year	1,400,777	99,345	261,115	3,577	1,764,814
Additions	266,900		81,062	10,491	358,453
Disposals	(29,075)	(53)	(4,609)	(2,239)	(35,976)
Additions through acquisitions of entities	31,002	-	-	-	31,002
Transfers	13,914	-	(13,914)	-	-
Depreciation / amortisation expense	(78,629)	-	(1,299)	(585)	(80,513)
Foreign currency exchange differences	11,727	-	43	297	12,067
Carrying amount at the end of the year	1,616,616	99,292	322,398	11,541	2,049,847

	Goodwill	Brand names	Licences	Research & development	Total
	$’000	$’000	$’000	$’000	$’000
Consolidated - 2003
Carrying amount at the start of the year	1,457,269	108,492	139,857	2,209	1,707,827
Additions		53	5,064	1,785	6,902
Disposals	(111,297)	(9,200)	(66)	-	(120,563)
Additions through acquisitions of entities	350,343	-	119,000	-	469,343
Write down to recoverable amounts	(205,065)	-	-	-	(205,065)
Depreciation / amortisation expense	(89,311)	-	(2,469)	(369)	(92,149)
Foreign currency exchange differences	(1,162)	-	(271)	(48)	(1,481)
Carrying amount at the end of the year	1,400,777	99,345	261,115	3,577	1,764,814

16.    Other Non-current Assets

	Consolidated		Parent Entity
	2004 $’000	2003 $’000	2004 $’000	2003 $’000
Deferred tax asset	122,662	198,300	98,815	81,368
Deferred expenditure	7,808	5,965	2,201	1,089
Provision for amortisation	(754)	(1,813)	-	(267)
Written down value	7,054	4,152	2,201	822
Cross currency swap principal	15,769	22,793	15,769	22,793
Other	390	1,113	-	55
Total other non-current assets	23,213	28,058	17,970	23,670

Recoverable amount of deferred tax assets

During the year deferred tax assets were written down by $6.491 million to their estimated recoverable amounts as a result of the parent entity and wholly owned Australian subsidiaries entering the Australian tax consolidation regime.

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

17.    Payables

Current
Trade creditors	389,579	348,501	2,127	10,017
Other creditors	138,767	265,256	33,926	93,460
	528,346	613,757	36,053	103,477

Non-current
Other	6,174	6,176	-	1,315
	6,174	6,176	-	1,315

	Consolidated		Parent Entity
	2004 $’000	2003 $’000	2004 $’000	2003 $’000

18. Interest-bearing liabilities

Current
Bank overdrafts (unsecured - (a))	19	-	-	9,135
Bank term loans (unsecured - (a))	71	60,152	-	60,000
Bank term loans (secured - (a))	818	-	-	-
Lease liabilities (a)	5,939	9,467	-	240
Amounts owing to controlled entities	-	-	6,344,965	3,813,052
	6,847	69,619	6,344,965	3,882,427

(a) Current interest-bearing liabilities are denominated in the following currencies:
Australian Dollars	5,939	69,558	-	69,375
Euro	818	-	-	-
Malaysian Ringgits	90	61	-	-
	6,847	69,619	-	69,375

Non-current
United States dollar denominated bonds (unsecured - (b))	507,651	525,210	507,651	525,210
Bank term loans (unsecured - (b))	217,289	23,203	-	-
Bank term loans (secured - (b))	3,275	-	-	-
Other loans (unsecured - (b))	17,547	-	-	-
Lease liabilities (b)	6,715	11,727	-	12
	752,477	560,140	507,651	525,222

(b) Non-current interest-bearing liabilities are denominated in the following currencies:
Australian Dollars	6,715	11,727	-	12
Indonesian Rupiah	-	23,203	-	-
Euro	60,301	-	-	-
United States Dollars	685,461	525,210	507,651	525,210
	752,477	560,140	507,651	525,222

The liabilities created by borrowings denominated in currencies other than Australian dollars and attendant foreigncurrency swaps provide a hedge to the consolidated entity’s net assets in self sustaining foreign operations.

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

Maturity profile:

	Year ended 30 June 2004 Expected to mature in						2004 Totals $’000
Type	2004/05 $’000	2005/06 $’000	2006/07 $’000	2007/08 $’000	2008/09 $’000	Thereafter $’000
US dollar denominated bonds		507,651					507,651
Average rate - fixed		6.25%
Bank term loans	908	81,468	655	655	655	137,131	221,472
Average rate - floating	4.12%	2.79%	3.75%	3.75%	3.75%	2.95%
Other Loans		1,421	3,509	3,509	3,509	5,599	17,547
Average rate - fixed		3.75%	3.75%	3.75%	3.75%	3.75%
Lease liabilities	5,939	3,426	2,085	685	480	39	12,654
Average rate - fixed	13.44%	10.14%	8.14%	9.26%	5.10%	6.70%
Totals	6,847	593,966	6,249	4,849	4,644	142,769	759,324

	Year ended 30 June 2003 Expected to mature in						2003 Totals $’000
Type	2003/04 $’000	2004/05 $’000	2005/06 $’000	2006/07 $’000	2007/08 $’000	Thereafter $’000
US dollar denominated bonds			525,210				525,210
Average rate - fixed			6.25%
Bank term loans	60,152			23,203			83,355
Average rate - floating	5.50%			12.75%
Lease liabilities	9,467	7,276	2,812	1,451	188		21,194
Average rate - fixed	10.60%	8.65%	7.18%	5.91%	6.51%
Totals	69,619	7,276	528,022	24,654	188	-	629,759

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

	Note	Consolidated		Parent Entity
		2004 $’000	2003 $’000	2004 $’000	2003 $’000

19. Provisions

Current
Current tax liabilities		18,702	34,886	-	-
Employee entitlements (a)	1(s)	77,809	133,561	4,317	19,830
Provision for self-insured workers compensation (b)	1(t)	36,645	41,612	31,136	30,936
Provision for directors retirement (c)		836	500	836	500
Provision for restructuring (d)	1(t)	75,231	34,638	51,970	25,239
Provision for onerous contracts	1(t)	-	-	-	-
Provision for product recall	29(e)	9,675	43,795	-	9,074
Provision for acquisitions (e)	1(t)	34,299	67,537	-	-
		234,495	321,643	88,259	85,579

Non-current
Deferred tax liabilities		44,315	41,333	25,633	4,660

Employee entitlements (a)	1(s)	10,358	23,209	242	3,819
Provision for onerous contracts	1(t)	-	-	-	-
		10,358	23,209	242	3,819

(a) Aggregate current and non current employee entitlements		88,167	156,770	4,559	23,649
The present values of employee entitlements not expected to be settled within twelve months of balance date have been calculated using an average discount rate of 2.5% which allows for the assumed rate of increase in wage and salary rates.
Number of employees at balance date		12,168	30,879	322	6,189

(b) The liability for self insured workers compensation is in the following Australian States:

New South Wales $21.441 million (June 2003: $25.548 million)
Victoria $7.441 million (June 2003: $9.138 million)
Queensland $3.956 million (June 2003: $4.090 million)
Western Australia $2.615 million (June 2003: $ 1.514 million)
South Australia $1.192million (June 2003: $1.322 million)

(c) Provision for directors retirement

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

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

	Consolidated		Parent Entity
	2004 $’000	2003 $’000	2004 $’000	2003 $’000

(d) Provision for restructuring is comprised of:

- Continuing businesses	16,076	6,447	3,193	4,032
- Discontinuing businesses	59,155	28,191	48,777	21,207
	75,231	34,638	51,970	25,239

(e) Provision for acquistions is comprised of:
- AHC Limited	-	5,506	-	-
- FH Faulding & Co Ltd	13,677	37,346	-	-
- Pacific Healthcare assets	5,771	9,314	-	-
- Queensland Medical Laboratories	10,191	14,061	-	-
- Queensland Diagnostic Imaging	-	1,310	-	-
- Wasserburger Arzneimittelwerk Dr Madaus GmbH	4,660	-
	34,299	67,537	-	-

Reconciliations

Reconciliations of the carrying amounts of each class of provision, except for employee benefits, are set out below:

Current

Dividends
Carrying amount at beginning of year	-	64,783	-	64,783
Adjustment on adoption of AASB 1044 “Provisions, Contingent Liabilities and Contingent Assets”	-	(64,783)	-	(64,783)
Provisions made during the year:
Final dividend	-	64,783	-	64,783
Interim dividends	79,351	31,915	79,351	31,915
Over provisions from prior periods	-	(131)	-	(131)
Payments made during the period	(79,351)	(96,567)	(79,351)	(96,567)
Carrying amount at end of year	-	-	-	-

Provision for self-insured workers compensation (a)
Carrying amount at beginning of year	41,612	25,059	30,936	13,846
Provisions made during the year	8,736	31,486	1,414	26,165
Provisions divested during the year	(765)	(842)	(425)	-
Transfer of provisions from divested businesses	-	-	8,432	-
Payments made during the year	(12,938)	(14,091)	(9,221)	(9,075)
Carrying amount at end of year	36,645	41,612	31,136	30,936

Provision for directors retirement
Carrying amount at beginning of year	500	1,141	500	1,141
Provisions made during the year	336	110	336	110
Payments made during the year	-	(751)	-	(751)
Carrying amount at end of year	836	500	836	500

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

	Consolidated		Parent Entity
	2004 $’000	2003 $’000	2004 $’000	2003 $’000

Provision for restructuring
Carrying amount at beginning of year	34,638	25,869	25,239	10,139
Provisions made during the year	82,888	25,987	50,786	19,685
Provisions written back during the year	-	(5,286)		-
Payments made during the year	(42,295)	(11,932)	(24,055)	(4,585)
Carrying amount at end of year	75,231	34,638	51,970	25,239

Provision for onerous contracts
Carrying amount at beginning of year	-	19,900	-	2,600
Provisions divested during the year	-	(19,900)	-	(2,600)
Carrying amount at end of year	-	-	-	-

Provision for acquisition
Carrying amount at beginning of year	67,537	34,237	-	-
Increase through acquisition of entities / businesses	7,115	44,685	-	-
Provisions written back against goodwill	(17,300)	-	-	-
Provisions divested during the year	(5,506)	-	-	-
Write-off of receivables	(6,200)	-	-	-
Payments made during the year	(11,347)	(11,385)	-	-
Carrying amount at end of year	34,299	67,537	-	-

Provision for product recall
Carrying amount at beginning of year	43,795	-	9,074	-
Provisions recognised / transferred during the year	-	48,635	(9,074)	11,589
Write-off of inventory and related items	(25,498)	-	-	-
Payments made during the year	(8,622)	(4,840)	-	(2,515)
Carrying amount at end of year	9,675	43,795	-	9,074

Non-current
Provision for onerous contracts
Carrying amount at beginning of year	-	820	-	820
Provisions divested during the year	-	(820)	-	(820)
Carrying amount at end of year	-	-	-	-

(a)	Included in Other Debtors in Note 9 Receivables, is an amount of $22.469 million representing indemnity for workers compensation claims relating to divested Hospitals and Logistics businesses.

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

	Consolidated		Parent Entity
	2004 $’000	2003 $’000	2004 $’000	2003 $’000

20. Contributed equity

Issued and paid up share capital: 640,240,442 Ordinary Shares fully paid (772,658,695 Ordinary Shares fully paid - June 2003)	2,816,239	3,292,514	2,826,403	3,292,514
Total Issued and Paid Up Share Capital	2,816,239	3,292,514	2,826,403	3,292,514

Movements in share capital
Opening balance	3,292,514	3,403,284	3,292,514	3,403,284
Add:
Ordinary shares issued during the year :
- Pursuant to exercise of options under the Mayne Executive Share Option Scheme	471	20	471	20
- Pursuant to the Dividend Reinvestment Plan	24,727	25,271	24,727	25,271
- Pursuant to the acquisition of F H Faulding & Co Ltd	-	166	-	166
Less:
Shares issued pursuant to the acquisition of F H Faulding & Co Ltd voided (1)	-	(4,268)	-	(4,268)
Ordinary shares bought back during the year	(489,954)	(131,860)	(489,954)	(131,860)
Costs of share buy-back	(1,355)	(99)	(1,355)	(99)
	2,826,403	3,292,514	2,826,403	3,292,514

Less:
Shares held by Group entities under Executive and Staff share schemes	(10,164)	-	-	-
Closing balance	2,816,239	3,292,514	2,826,403	3,292,514

Share Issues in the year ended 30 June 2004

The following ordinary shares were issued during the year:

Dividend reinvestment plan:

3,828,981 ordinary shares, fully paid at $3.24 per share

3,756,391 ordinary shares, fully paid at $3.28 per share

Executive Share Option Scheme:

140,000 ordinary shares, fully paid at a weighted average exercise price of $3.37 per share

Share Issues in the year ended 30 June 2003

The following ordinary shares were issued during the year:

Dividend reinvestment plan:

3,993,603 ordinary shares, fully paid at $3.56 per share

3,636,189 ordinary shares, fully paid at $3.04 per share

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

Executive Share Option Scheme:

6,000 ordinary shares, fully paid at a weighted average exercise price of $3.37 per share

Issue to F H Faulding & Co Ltd shareholders

28,376 ordinary shares, fully paid at $5.85 per share

(1)	During the 2003 year the parent entity voided the issue of 729,554 shares at $ 5.85 per share that were allocated in error pursuant to compulsory acquisition of F H Faulding & Co Limited

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

Stock Exchange Listing

Mayne Group Limited’s shares are listed on the Australian Stock Exchange.

Share buy-backs

On-market buy-back

During the year the parent entity bought back 38,822,993 shares at a cost of $130.266 million, being an average cost of $3.36 per share. (June 2003 - 44,055,927, shares at an average cost of $2.99 per share)

Paid up share capital was reduced by $ 130.392 million, being the cost of the buy-back inclusive of costs incidental to the transaction of $ 0.126 million.

Off market buy-back

On 22 March 2004 the parent entity completed an off market share buy-back under which it bought back 101,320,632 shares at a cost of $359.688 million, being an average cost of $3.55 per share.

Paid up share capital was reduced by $ 360.917 million, being the cost of the buy-back inclusive of costs incidental to the transaction of $ 1.229 million.

The Mayne Executive Share Option Scheme

Prior to 2002, executives were entitled to participate in the Mayne Executive Share Option Scheme. The scheme was based on the allocation of options at an exercise price equal to the underlying share price at the date of allocation.

There were no performance hurdles attached to the options, with exercise being subject only to time restrictions. The absence of performance hurdles was the underlying reason for the Board decision to cease the future allocation of options under the Scheme.

The number of unissued shares for which options were outstanding as at the end of the year was 2,599,000 (June 2003- 4,915,000).

During the period 140,000 options were exercised and 2,176,000 options lapsed.

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

Mayne Group Senior Executive Short Term Incentive Plan (“SESTIP”)

The SESTIP, which was established in 2003, replaces Mayne’s previous short term incentive arrangements and is intended to ensure that an appropriate (and significant) portion of total remuneration is at risk. The SESTIP provides a combination of short term and long term incentive benefits. The long term incentive component comes in the form of Mayne shares. Under the terms of the SESTIP, Executives are required to take a minimum of 40% of the Award as shares, however may elect to take a higher proportion of the Award (up to and including 100%) as shares. The short term incentive component is that the balance of the Award is to be paid in cash following conclusion of the performance period.

The SESTIP involves the Board informing the Managing Director and other selected executives of the Mayne Group (“Executives”) that they are eligible for an annual incentive Award, expressed as a percentage of the Executive’s Fixed Annual Remuneration that will vest upon satisfaction of annual performance conditions.

Mr S B James, Group Managing Director and Chief Executive Officer is eligible for an Award equivalent to 150% of Mr James’ Fixed Annual Remuneration (which was approved at the Annual General Meeting held in November 2003).

Awards are assessed at the end of the financial year against performance hurdles set by the Board. For the 2004 financial year, the performance hurdles related to the achievement of budget goals and milestones in the implementation of Mayne Group’s strategy to reposition and redevelop its business activities. No Award is made where performance targets are not met.

The number of shares allocated to Executives upon vesting of an Award is determined using the Mayne share price over a period determined by the Board. For the 2004 financial year the Board determined this to be the 5 days following the announcement of Mayne’s 2003 result. For subsequent years the Board has determined that the price for this purpose will be the opening price on 1 July of each year.

Where an Award is made, the relevant shares are purchased and held on behalf of the Executive by a Plan Trustee. The shares are generally subject to a vesting period which requires the Executive to remain employed by the Mayne Group for a period of 3 years from the date of vesting of the Award. Where employment is terminated prior to the expiry of the vesting period, any rights to unvested shares lapse. Shares that are acquired at the election of the Executive (i.e. those in excess of the 40% minimum requirement) are vested from the date of acquisition and not subject to forfeiture.

During the vesting period, Executives are entitled to dividends paid and corporate actions involving the relevant shares, and are entitled to instruct the Plan Trustee how to vote the shares.

Executives are not entitled to deal in shares at any time until the earlier of:

10 years after the date of the relevant award; or

12 months after ceasing employment with the Mayne Group, without the consent of the Board.

Once shares have ‘vested’, Executives may request the approval of the Board to sell a proportion of their shares to cover any tax liability they may incur from the issue of the shares.

Where the Executives are dismissed for misconduct, fraud, dishonesty or breach of duty to a member of the Mayne Group, the Executives will forfeit ownership of any shares attributed to the minimum 40% of the award to be taken in the form of shares. However, shares elected to be received in excess of this 40% minimum are not required to be forfeited.

During the financial year the Plan Trustee purchased 2,200,000 ordinary shares. At 30 June 2004 none of these shares had been allocated to participating executives.

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

The Mayne Employee Share Acquisition Plan (“ESAP”)

A brief summary of the ESAP, which was approved by shareholders on the 17 November 1998, is as follows:

(a)	The company has advanced funds to the Mayne Employee Share Acquisition Plan Trust to enable the trust to acquire shares in the company.

(b)	The company has established a wholly owned subsidiary to act as Trustee and Plan Manager of the ESAP.

(c)	Eligible employees who have served for a period decided from time to time by the Plan Manager are invited to purchase shares from the Plan Manager. The purchase price will be determined by the Plan Manager in accordance with the ESAP rules.

(d)	The purchase price is repayable from dividends payable on the shares, from any proceeds of a sale of bonus shares or rights or a return of capital, from any sale of the shares under a takeover or compulsory acquisition, from the net proceeds of a sale consequent to the cessation of employment or death of the employee or from a voluntary payment by the employee.

(e)	No interest is payable on the unpaid purchase price.

(f)	Except in the case of cessation of employment, an employee cannot dispose of an interest in the shares until three years from the date of purchase.

(g)	When the purchase price has been fully paid and the restrictions on disposal have ceased, the employee may require the Plan Manager to transfer the shares into the employee’s name or to sell the shares and to account to the employee for the proceeds.

(h)	If an employee ceases to be employed before the purchase price has been paid in full, the shares must be sold by the Plan Manager unless, in specified periods, the employee or his or her executors voluntarily pay the balance of the purchase price to the Plan Manager. If the balance is paid, the shares will be transferred to the employee or his or her executors.

(i)	If the Plan Manager sells the shares, the proceeds must be applied in or towards paying the outstanding purchase price but the employee will have no obligation to pay the balance of the price if the proceeds are insufficient. If there is a surplus, the surplus must be paid to the employee. If the proceeds from selling the shares would be insufficient to fully pay the outstanding purchase price, the Plan Manager may defer the sale and the employee will then have no further obligation to pay the outstanding price and no further rights in respect to the shares.

(j)	The Plan Manager may seek a direction from the employee as to voting in respect of the shares and in the absence of a direction may vote or abstain as it decides.

(k)	At 30 June 2004 there were 1,378,606 restricted shares held on behalf of 5,160 Australian employees (June 2003 - 1,381,364 shares held on behalf of 6,016 Australian employees) under the ESAP at a price of $5.06 per share and 844,550 restricted shares held on behalf of 6,350 Australian employees ( June 2003 - 1,449,168 restricted shares held on behalf of 10,896 Australian employees) under the ESAP at a price of $0.01 per share.

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

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

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

In accordance with the waiver granted by the Australian Stock Exchange from Listing Rule 10.14, the parent entity may issue shares to non-executive directors under the Plan without obtaining shareholder approval for the issue during the period of three years from the Plan’s commencement. The approval to issue shares expired on 31 December 2003 and the Board determined not to seek approval from shareholders to allow for new issues in the future.

During the 2004 financial year, the total number of ordinary shares purchased under the Plan was 72,303 (June 2003 - 69,144 shares) and no shares were issued under the Plan. At 30 June 2004 154,510 ordinary shares were held by the Plan on behalf of the non-executive directors in office at that date.

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

SARS are to be granted to Mr James in three equal tranches, each over 140,000 Performance Shares. The first tranche was granted on 12 November 2002 the second on 29 August 2003 and third tranche is to be granted on 29 August 2004.

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

At 30 June 2004 SARS over 280,000 Performance Shares have been granted to Mr James. (June 2003 - 140,000 Performance Shares)

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

	Consolidated		Parent Entity
	2004 $’000	2003 $’000	2004 $’000	2003 $’000

21. Reserves and retained profits

Asset Revaluation Reserve:
Opening balance	8,204	8,204	1,769	1,769
Transfer to retained earnings	(4,828)	-	(1,769)	-
Divestments	(3,376)	-	-	-
Closing balance	-	8,204	-	1,769

Capital Profits Reserve:
Opening balance	2,656	2,656	318	318
Transfer to retained earnings	(1,543)	-	(318)	-
Divestments	(1,113)	-	-	-
Closing balance	-	2,656	-	318

General Reserve:
Opening balance	2,122	2,122	2,096	2,096
Transfer to retained earnings	(2,096)	-	(2,096)	-
Divestments	(26)	-	-	-
Closing balance	-	2,122	-	2,096

Foreign Currency Translation Reserve:
Opening balance	(43,359)	(15,748)	-	-
Variation in value of investment in overseas controlled
entities due to currency realignments	(3,078)	(78,600)	-	-
Transfer to retained earnings on sale of controlled entities	16,269	3,128	-	-
Net exchange gains/(losses) after income tax of $8.379 million (June 2003 - $4.399 million) incurred on loans taken to hedge effects of exchange movements	3,076	47,861	-	-
Net movement for the period	16,267	(27,611)	-	-
Closing balance	(27,092)	(43,359)	-	-
Total Reserves at the end of the financial year	(27,092)	(30,377)	-	4,183

Retained profits
Retained profits at the beginning of the financial year	(278,665)	214,146	(522,053)	93,914
Net profit/(loss) attributable to members of Mayne Group Limited	94,274	(456,163)	123,039	(583,726)
Dividends recognised during the year	(79,351)	(96,567)	(79,351)	(96,567)
Net transfer from Foreign Currency Translation Reserve on divestment of foreign controlled entities	(16,269)	(3,128)	-	-
Transfers from reserves	8,467	-	4,183	-
Net effect of initial adoption of:
Revised AASB 1028 “Employee Benefits”	-	(1,736)	-	(457)
Net effect on retained profits from:
Initial adoption of AASB 1044 “Provisions, Contingent Liabilities and Contingent Assets”	-	64,783	-	64,783
Retained profits / (accumulated losses) at the end of the financial year	(271,544)	(278,665)	(474,182)	(522,053)

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

Nature and purpose of reserves

Asset revaluation reserve

The asset revaluation reserve includes the net revaluation increments and decrements arising from the revaluation of freehold and long term leasehold assets in accordance with the consolidated entity’s policy to recognise these assets at their fair values under accounting standard AASB 1041 “Revaluation of Non-Current Assets”.

Capital profits reserve

Where assets which have been revalued are disposed of, any related revaluation increment in the asset revaluation reserve is transferred to the capital profits reserve.

General reserve

The balance in the general reserve relates to amounts allocated in prior periods from retained profits for non-specific purposes.

Foreign currency translation reserve

The foreign currency translation reserve records the foreign currency differences arising from the translation of self-sustaining foreign operations on consolidation and the translation of transactions that hedge the consolidated entity’s net investment in a foreign operation or the translation of foreign currency monetary items forming part of the net investment in a self-sustaining operation.

	Consolidated		Parent Entity
	2004 $’000	2003 $’000	2004 $’000	2003 $’000

22. Equity reconciliations

Total equity reconciliation
Total equity at the beginning of the year	2,987,792	3,617,824	2,774,644	3,501,381
Total changes in equity recognised in the statement of financial performance attributable to members of Mayne Group Limited	89,757	(488,638)	123,039	(584,183)
Transactions with members of Mayne Group Limited as owners:
Equity contributed	25,198	25,457	25,198	25,457
Equity bought back	(491,309)	(131,959)	(491,309)	(131,959)
Shares held by Group entities under Executive and Staff share schemes	(10,164)	-	-	-
Equity voided	-	(4,268)		(4,268)
Dividends	(79,351)	(31,784)	(79,351)	(31,784)
Total changes in outside equity interest	(1,251)	1,160	-	-
Total equity at the end of the year	2,520,672	2,987,792	2,352,221	2,774,644

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

Reconciliation of outside equity interests

	Outside Equity Interest
	2004 $’000	2003 $’000
Profit/(loss) from ordinary activities after income tax	3,691	3,574
Retained profits/(losses) at the beginning of the year	1,621	2,269
Total available for appropriation	5,312	5,843

Adjustments for entities acquired or sold	(408)	(1,601)
Dividends paid / provided for	(2,335)	(2,621)
Retained profits at the end of the financial year	2,569	1,621
Share capital	89	174
Reserves	411	2,525
Outside equity interests at the end of the year	3,069	4,320

	Consolidated			Parent Entity
	2004 $’000	2003 $’000	2002 $’000	2004 $’000	2003 $’000

23. Notes to the Statements of Cash Flows

(a) Reconciliation of cash

For the purpose of the Statements of Cash Flows, cash includes cash on hand and at bank and short term deposits with maturity within 3 months, net of outstanding bank overdrafts. Cash as at the end of the financial year as shown in the Statements of Cash Flows is reconciled to the related items in the Statements of Financial Position as follows:
Cash	94,977	103,837	119,927	6,953	4,125
Short term deposits	209,287	151,355	305,696	198,050	135,500
Less short term deposits with maturity over 3 months	-	-	(15)	-	-
Bank overdraft	(19)	-	(197)	-	(9,135)
	304,245	255,192	425,411	205,003	130,490

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

	Consolidated			Parent Entity
	2004 $’000	2003 $’000	2002 $’000	2004 $’000	2003 $’000

(b) Reconciliation of profit/(loss) from ordinary activities after income tax to net cash provided by operating activities

Profit/(loss) from ordinary activities after tax	97,965	(456,163)	177,215	123,039	(583,726)

Add/(Less): Adjustments of non-cash items:

Depreciation and amortisation	156,345	213,522	197,138	8,596	28,506
(Profit)/Loss on sale of non-current assets	4,150	9,002	9,085	4,132	8,480
(Profit)/Loss on sale of investments	-	(620)	-	-	-
Amortisation of borrowing and reorganisation costs	2,343	753	-	2,343	727
Undistributed (profits)/losses of associated entities	(36)	45	915	-	-
Unrealised exchange (gains)/losses	(3,807)	-	161	5,034	(99,819)
Write down of non-current assets to recoverable amounts	-	-	6,002	-	-
Provision for diminuition in the value of inventory	-	588	-	-	-
Other	-	-	(2,216)	-	-

Add/(Less): Items classified as investing/financing activities:
Realised exchange (gains)/losses	-	-	9	(12,181)	23,330
Divestment of Hospitals and ECD businesses	(630)	-	-	(47,114)	-
Divestment of Logistics businesses	-	(15,322)	-	-	183,444
Closure and sale of Consumer businesses	-	3,913	-	-	12,843
Write-down and sale of Hospitals businesses	-	71,272	-	-	41,239
Write-down of IT assets	-	23,641	-	-	15,201
Write down of non-current assets to their recoverable amounts	-	350,000	-	-	459,752
Write down of deferred tax assets to their recoverable amounts	-	30,000	-	-	30,000
Debt Forgiveness	-	-	-	24,000	28,904

Changes in assets and liabilities net of effects from acquisitions/disposals of businesses and controlled entities:

(Increase)/Decrease in trade debtors/other debtors	(10,393)	(29,117)	24,818	370,973	(25,582)
(Increase)/Decrease in inventories	(83,135)	11,277	(31,715)	998	(277)
(Increase)/Decrease in prepayments	(3,614)	(1,092)	22,595	1,335	3,955
Increase/(Decrease) in trade creditors/other creditors	61,396	(39,335)	(94,847)	(77,358)	(9,983)
Increase/(Decrease) in provisions	10,571	11,125	(9,392)	5,292	(1,554)
Increase/(Decrease) in current tax liabilities	(15,821)	24,910	(51,942)	3,580	(40,197)
Increase/(Decrease) in deferred tax liabilities	31,314	(29,861)	15,873	25,553	(11,798)
(Increase)/Decrease in deferred tax assets	26,042	7,459	(83,640)	-	(22,121)
Net operating cash flows	272,690	185,997	180,059	438,222	41,324

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

	Consolidated			Parent Entity
	2004 $’000	2003 $’000	2002 $’000	2004 $’000	2003 $’000

(c) Acquisitions of Entities/Businesses

Cash	360,100	408,107	329,351	-	-
Non-cash consideration	-	-	2,111,773	-	-
Amounts due in future periods	-	-	6,351	-	-
Consideration	360,100	408,107	2,447,475	-	-
Fair value of net assets acquired:

Investment in controlled entities	-	-	-	-	-
Fixed and non-current assets	53,743	167,092	1,243,893	-	-
Current assets - cash	613	11,097	52,572	-	-
Current assets - other	51,797	19,213	945,697	-	-
Creditors and borrowings	(43,955)	(111,383)	(892,859)	-	-
	62,198	86,019	1,349,303	-	-
Goodwill	297,902	322,088	1,098,172	-	-
	360,100	408,107	2,447,475	-	-
Cash consideration	360,100	408,107	329,351	-	-
Less: Balances acquired
Cash	613	11,097	61,609	-	-
Bank overdraft	-	-	-	-	-
	359,487	397,010	267,742	-	-
Payments relating to acquisition of 35% outside equity interest in PT Putramas Muliasantosa	-	-	41,394	-	-
Payments relating to retirement of debt	-	12,853	-	-	-
Payments relating to acquisitions in prior periods	-	405	19,202	-	-
	-	13,258	60,596	-	-
Outflow of cash	359,487	410,268	328,338	-	-

(d) Disposal of Entities/Businesses

Cash	828,500	426,597	-	709,400	400,449
Non-cash	28,400	-	-	28,400	-
Amounts due in future periods	14,291	69,451	-	-	60,001
Disposal price	871,191	496,048	-	737,800	460,450
Assets and liabilities disposed of:

Fixed and non-current assets	1,031,895	321,234	-	676,516	135,771
Current assets - cash	-	167	-	-	164
Current assets - other	263,267	181,817	-	62,525	39,166
Creditors and borrowings	(424,601)	(168,820)	-	(48,355)	(39,515)
Net assets disposed of:	870,561	334,398	-	690,686	135,586
Cash received	828,500	426,597	-	709,400	400,449
Cash disposed	-	(167)	-	-	(164)
Receipts relating to disposals in prior periods	-	57,801	23,474	-	-
Inflow of cash	828,500	484,231	23,474	709,400	400,285
Transactions costs incurred in disposal of businesses	(56,830)	(46,030)	-	(56,622)	(46,030)
Net inflow of cash	771,670	438,201	23,474	652,778	354,255

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

(e)	Non-cash Financing and Investing Activities

During the financial year the consolidated entity did not acquire any property, plant and equipment by means of entering into finance leases. (2003 - $ nil).

Finance leases were acquired with the acquisition of controlled entities and businesses during the year. Dividends satisfied by the issue of shares under the dividend reinvestment plan are shown in Note 20.

	Consolidated
	2004 $’000	2003 $’000	2002 $’000

(f) Financing Facilities

Committed Facilities (note 1):	530,000	250,000	698,952
Less: Utilisation	(217,291)	(60,000)	-
Available Committed Facilities	312,709	190,000	698,952

Drawn Term Financings (note 2):	529,254	548,413	646,697

Uncommitted Facilities and Programs (note 3):
Commercial Paper	-	800,120	853,294
Debtors securitisation	125,000	125,000	125,000
Less: Utilisation	-	-	-
Available Uncommitted Facilities	125,000	925,120	978,294

Notes:

1.	Committed Facilities Lines include:

(a)	Bank Debt Facilities - The consolidated entity has an AUD 500 million syndicated multi-currency and multi-issuer bank debt facility drawn to USD 122.6 million and EUR 22.5m (AUD 217.3m). The syndicated bank debt facility comprises a AUD 100 million loan maturing on 15 July 2005 and a AUD 400 million loan, maturing on 15 July 2009.

(b)	There is also a bilateral AUD 30 million bank debt facility.

2.	Drawn term financings include:

(a)	US$ Bond - USD 350 million maturing in February 2006.

(b)	Loan agreement between Wasserburger Arzneimittelwerk Dr. Madaus GmbH (“Wasserburger”) and IKB Deutsche Industriebank AG (“IKB”) of an amount of EUR 2,332,768 (AUD 4,093,293) maturing 30 June 2009, including the security arrangements between IKB and Wasserburger.

(c)	A loan received from a customer to finance the expansion of production capacity at Wasserburger for the amount of EUR 10m (AUD 17,546,938). The loan matures in September 2009.

3.	Uncommitted facilities and programs:

Major	programs include:

(a)	Commercial Paper - the consolidated entity no longer has access to this uncommitted funding source.

(b)	The consolidated entity has a AUD 125m debtors securitisation facility relating to Pharmacy trade receivables.

(c)	Bank overdraft facilities are arranged in each country in which the consolidated entity operates. Terms and conditions are agreed from time to time by Group Treasury.

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

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

	Year ended 30 June 2004

		Expected to mature in					Total	Fair value
	2004/05 $’000	2005/06 $’000	2006/07 $’000	2007/08 $’000	2008/09 $’000	Thereafter $’000	$’000	$’000
Receive - fixed rate swaps (1)
Australian dollars				35,999			35,999	868
Average fixed rate				8.18%
Average floating rate				7.45%
United States dollars		507,614					507,614	30,282
Average fixed rate		6.28%
Average floating rate		1.96%

Pay - fixed rate swaps
Australian dollars	10,000	220,000		35,999			265,999	(3,046)
Average fixed rate	6.57%	5.49%		10.04%
Average floating rate	5.87%	5.66%		6.95%
United States dollars	7,252		65,265				72,516	824
Average fixed rate	2.09%		2.45%
Average floating rate	1.17%		2.89%

(1)	All the receive fixed rate swaps convert fixed debt to floating debt, hence their fair values are offset by the difference between the fair value and the book value of the underlying debt instrument. (Refer Note 24 (d)).

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

	Year ended 30 June 2003
	Expected to mature in						Total	Fair value
	2003/04 $’000	2004/05 $’000	2005/06 $’000	2006/07 $’000	2007/08 $’000	Thereafter $’000	$’000	$’000

Receive - fixed rate swaps (1)
Australian dollars					37,133		37,133	3,392
Average fixed rate					10.04%
Average floating rate					5.99%
United States dollars			525,210				525,210	53,784
Average fixed rate			6.28%
Average floating rate			2.14%

Pay - fixed rate swaps
Australian dollars	51,110	10,000	220,000		37,133		318,243	(13,391)
Average fixed rate	6.37%	6.57%	5.49%		10.04%
Average floating rate	4.87%	4.57%	4.67%		5.99%
United States dollars		7,503					7,503	(73)
Average fixed rate		2.09%
Average floating rate		1.32%

(1)	All the receive fixed rate swaps convert fixed debt to floating debt, hence their fair values are offset by the difference between the fair value and the book value of the underlying debt instrument. (Refer Note 24 (d)).
(2)	The AUD 220 million pay-fixed interest rate swaps maturing in 2005/06 include AUD 20 million of forward start up swaps with a starting date of 3 November 2003.

Interest rate options

Interest rate options are purchased to reduce the impact of changes in interest rates on floating rate long-term debt. An interest rate option gives the purchaser the right but not the obligation to pay or receive interest flows for a specified period of time at a specified rate at a specified date in the future.

The consolidated entity had no outstanding option contracts at balance date. (2003 : Nil).

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

The consolidated entity had in place foreign exchange contracts with a face value of $394.5 million, converted to AUD at rates current at reporting date (June 2003 - $ 374.8 million).

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

Cross Currency Interest Rate Swap Agreements

The consolidated entity had in place cross currency swaps with a gross face value of $ 203.1 million, converted to AUD at rates current at reporting date (June 2003 - $ 210.1 million) under which it had contracted to exchange both currency and floating interest rate obligations. This contract matures in February 2006.

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

	Year ended 30 June 2004
	Expected to mature in						Total	Fair value
	2004/05 $’000	2005/06 $’000	2006/07 $’000	2007/08 $’000	2008/09 $’000	Thereafter $’000	$’000	$’000
Sell

Canadian Dollars	18,850	-	-	-	-	-	18,850	(1,192)
Average contracted rate	0.9910

Euro	62,292	-	-	-	-	-	62,292	(3,849)
Average contracted rate	0.6075

New Zealand Dollars	2,552	-	-	-	-	-	2,552	(173)
Average contracted rate	1.1770

Singapore Dollars	888	-	-	-	-	-	888	(6)
Average contracted rate	1.1876

United States Dollars	196,445	-	-	-	-	-	196,445	(5,721)
Average contracted rate	0.7061

Buy

United States Dollars	242,814	203,046	-	-	-	-	445,860	24,639
Average contracted rate	0.7137	0.7475

	Year ended 30 June 2003
	Expected to mature in						Total	Fair value
	2003/04 $’000	2004/05 $’000	2005/06 $’000	2006/07 $’000	2007/08 $’000	Thereafter $’000	$’000	$’000

Sell
Canadian Dollars	27,830	-	-	-	-	-	27,830	264
Average contracted rate	0.8899

Pounds Sterling	17,584	-	-	-	-	-	17,584	584
Average contracted rate	0.3910

Euro	61,375	-	-	-	-	-	61,375	2,672
Average contracted rate	0.5590

New Zealand Dollars	5,329	-	-	-	-	-	5,329	97
Average contracted rate	1.1243

Singapore Dollars	3,076	-	-	-	-	-	3,076	137
Average contracted rate	1.1206

Buy
United States Dollars	248,475	-	210,084	-	-	-	458,559	1,855
Average contracted rate	0.6145		0.7475

Pounds Sterling	11,139	-		-	-	-	11,139	(110)
Average contracted rate	0.4000

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

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

The consolidated entity is not materially exposed to any individual overseas country or to any individual customer. Concentrations of credit risk on trade debtors due from customers occur in the Health Care segment in Australia, where the private and government sponsored health insurance funds account for 25.0% (2003—24.5%) of trade debtors of Pathology and Diagnostic Imaging. Pharmacies account for 58.5% (2003—63.3%) of trade debtors of the Pharmacy and Pharmaceuticals sectors.

During the financial year the Group sold its Hospitals business to Affinity Health Limited (Affinity). Under the sale agreement the Group has receivables for amounts recharged to Affinity under shared services arrangements and for indemnities given by Affinity. At 30 June 2004 these totalled $15.415 million.

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

	Consolidated

	2004 Exposure $’000	2003 Exposure $’000
Foreign currency swaps	2,896	1,379
Cross currency interest rate swaps	15,743	21,826
Interest rate swaps	31,372	53,542

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

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

	Consolidated
	2004 Carrying Amount $’000	2004 Net Fair Value $’000	2003 Carrying Amount $’000	2003 Net Fair Value $’000
Financial Assets:

Cash	94,977	94,977	103,837	103,837
Loans and deposits	209,287	209,287	151,355	151,355
Loans and deposits non current	657	657	675	675
Receivables current	674,885	674,885	849,854	849,854
Receivables non-current	5,251	5,251	12,549	12,549
Cross currency interest rate swaps	15,769	15,742	22,793	22,858
Other financial assets:
- Shares in other corporations - listed	4,732	3,524	4	4
- Shares in other corporations - unlisted	1,294	1,294	15,001	15,001
- Interest in partnership	-	-	2,400	2,400

Financial Liabilities:

Payables current	528,346	528,346	613,757	613,757
Interest-bearing liabilities current	6,847	6,847	69,619	69,619
Provisions current	234,495	234,495	321,643	321,643
Foreign exchange contracts	1,439	1,594	15,447	17,359
Payables non-current	6,174	6,174	6,176	6,176
Interest-bearing liabilities non current	752,477	774,632	560,140	589,625
Provisions non-current	10,358	10,358	23,209	23,209

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

Unrecognised Financial Instruments

Interest Rate Contracts

The fair value of interest rate contracts is estimated by obtaining quotes from banks.

The net fair values of unrecognised financial instruments held as at the reporting date are:

	Consolidated

	2004 Net Fair Value $’000	2003 Net Fair Value $’000
Interest rate swaps	30,282	43,712
Interest rate options	-	-

	Sales Revenue June 2004			Sales Revenue June 2003
	Continuing $’000	Discontinuing $’000	Total $’000	Continuing $’000	Discontinuing $’000	Total $’000

25. Segmental Reporting

Business Segments
Pharmaceuticals	494,739	6,314	501,053	455,758	4,469	460,227
Consumer Products	145,835	3,580	149,415	156,431	44,829	201,260
Total Pharmaceuticals	640,574	9,894	650,468	612,189	49,298	661,487
Pathology Services	526,527	-	526,527	427,419	4,533	431,952
Diagnostic Imaging Services	276,237	-	276,237	199,156	-	199,156
Total Diagnostic Services	802,764	-	802,764	626,575	4,533	631,108
Pharmacy	2,068,610	-	2,068,610	1,943,380	-	1,943,380
Hospitals	-	565,720	565,720	-	1,287,119	1,287,119
Australia & Pacific Logistics	-	-	-	-	476,638	476,638
Loomis Courier	-	-	-	-	189,560	189,560
Total Logistics Services	-	-	-	-	666,198	666,198
Unallocated	2,107	-	2,107	5,218	-	5,218
Consolidated	3,514,055	575,614	4,089,669	3,187,362	2,007,148	5,194,510

Geographic Segments
Australia	3,166,980	538,147	3,705,127	2,832,956	1,708,680	4,541,636
Other Pacific regions	16,934	37,467	54,401	34,470	98,932	133,402
Australia & Pacific regions	3,183,914	575,614	3,759,528	2,867,426	1,807,612	4,675,038
Americas	126,763	-	126,763	143,865	198,661	342,526
Europe, Middle East & Africa	203,378	-	203,378	176,071	875	176,946
Consolidated	3,514,055	575,614	4,089,669	3,187,362	2,007,148	5,194,510

Notes

(I)	The consolidated entity operates predominantly in the following business segments:

“Pharmaceuticals” comprises the development, manufacture and distribution of injectable pharmaceuticals and of health and personal care products.

“Diagnostic Services” comprises pathology, including the management of medical centres, and diagnostic imaging services.

“Pharmacy” comprises the provision of distribution and retail management services to pharmacies.

“Hospitals” comprises the management of stand alone and co-located private hospitals and public hospital management. The hospitals businesses were divested during the period and have been disclosed as discontinued.

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

(ii)	The 2003 figures have been restated in line with the current segmental structure and to apply the segment disclosure requirements of AASB 1042 “Discontinuing Operations”.

The Logistics businesses were divested during the previous financial period and have been disclosed as discontinued.

“Unallocated” comprises expenditure which is not recovered from the operating businesses, cash, deposits, investments, borrowings and tax balances not attributed to the operating businesses.

Geographic segments are based on the locations of the Group’s operations.

	Profit before tax & significant Items June 2004			Profit before tax & significant Items June 2003
	Continuing $’000	Discontinuing $’000	Total $’000	Continuing $’000	Discontinuing $’000	Total $’000

Business Segments
Pharmaceuticals	56,564	(128)	56,436	60,260	(1,310)	58,950
Consumer Products	10,366	106	10,472	872	(12,062)	(11,190)
Total Pharmaceuticals	66,930	(22)	66,908	61,132	(13,372)	47,760
Pathology Services	50,132	(223)	49,909	37,672	(1,694)	35,978
Diagnostic Imaging Services	18,984	-	18,984	18,546	-	18,546
Total Diagnostic Services	69,116	(223)	68,893	56,218	(1,694)	54,524

Pharmacy	32,637	-	32,637	29,930	-	29,930

Hospitals	-	37,892	37,892	-	54,614	54,614

Australia & Pacific Logistics	-	-	-	-	(4,460)	(4,460)
Loomis Courier	-	-	-	-	7,985	7,985
Total Logistics Services	-	-	-	-	3,525	3,525

Unallocated	(12,182)	(410)	(12,592)	(13,245)	(646)	(13,891)

Earnings before interest & tax	156,501	37,237	193,738	134,035	42,427	176,462
Net interest expense	(9,994)	(4,734)	(14,728)	(24,941)	(8,173)	(33,114)
Consolidated	146,507	32,503	179,010	109,094	34,254	143,348

Geographic Segments
Australia	125,376	31,098	156,474	98,744	31,736	130,480
Other Pacific regions	979	6,549	7,528	1,741	12,564	14,305
Australia & Pacific	126,355	37,647	164,002	100,485	44,300	144,785
Americas	3,314	-	3,314	9,693	692	10,385
Europe, Middle East & Africa	26,832	(410)	26,422	23,857	(2,565)	21,292
Earnings before interest & tax	156,501	37,237	193,738	134,035	42,427	176,462
Net interest expense	(9,994)	(4,734)	(14,728)	(24,941)	(8,173)	(33,114)
Consolidated	146,507	32,503	179,010	109,094	34,254	143,348

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

	Signficant items before tax June 2004			Signficant items before tax June 2003

	Continuing $’000	Discontinuing $’000	Total $’000	Continuing $’000	Discontinuing $’000	Total $’000
Business Segments

Pharmaceuticals			-	-	-	-
Consumer Products	-	-	-	(48,635)	(14,208)	(62,843)
Total Pharmaceuticals	-	-	-	(48,635)	(14,208)	(62,843)

Pathology Services	-	-	-	(7,066)	(1,002)	(8,068)
Diagnostic Imaging Services	-	-	-	-	-	-
Total Health Services	-	-	-	(7,066)	(1,002)	(8,068)

Pharmacy	-	-	-	(80,000)	-	(80,000)

Hospitals	-	504	504	-	(373,552)	(373,552)

Australia & Pacific Logistics	-	-	-	-	-	-
Loomis Courier	-	-	-	-	-	-
Divestment of Logistics Services	-	-	-	-	18,807	18,807
Total Logistics Services	-	-	-	-	18,807	18,807

Unallocated	(7,141)	-	(7,141)	(29,256)	-	(29,256)
Consolidated	(7,141)	504	(6,637)	(164,957)	(369,955)	(534,912)

Geographic Segments

Australia	(7,141)	504	(6,637)	(163,376)	(359,740)	(523,116)
Other Pacific regions	-	-	-	(1,581)	(2,086)	(3,667)
Australia & Pacific	(7,141)	504	(6,637)	(164,957)	(361,826)	(526,783)
Americas	-	-	-	-	(11,720)	(11,720)
Europe, Middle East & Africa	-	-	-	-	3,591	3,591
Consolidated	(7,141)	504	(6,637)	(164,957)	(369,955)	(534,912)

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

	Profit before tax June 2004			Profit before tax June 2003

	Continuing $’000	Discontinuing $’000	Total $’000	Continuing $’000	Discontinuing $’000	Total $’000
Business Segments

Pharmaceuticals	56,564	(128)	56,436	60,260	(1,310)	58,950
Consumer Products	10,366	106	10,472	(47,763)	(26,270)	(74,033)
Total Pharmaceuticals	66,930	(22)	66,908	12,497	(27,580)	(15,083)

Pathology Services	50,132	(223)	49,909	30,606	(2,696)	27,910
Diagnostic Imaging Services	18,984	-	18,984	18,546	-	18,546
Total Diagnostic Services	69,116	(223)	68,893	49,152	(2,696)	46,456

Pharmacy	32,637	-	32,637	(50,070)	-	(50,070)

Hospitals	-	38,396	38,396	-	(318,938)	(318,938)

Australia & Pacific Logistics	-	-	-	-	(4,460)	(4,460)
Loomis Courier	-	-	-	-	7,985	7,985
Divestment of Logistics Services	-	-	-	-	18,807	18,807
Total Logistics Services	-	-	-	-	22,332	22,332

Unallocated	(19,323)	(410)	(19,733)	(42,501)	(646)	(43,147)

Earnings before interest & tax	149,360	37,741	187,101	(30,922)	(327,528)	(358,450)
Net interest expense	(9,994)	(4,734)	(14,728)	(24,941)	(8,173)	(33,114)
Consolidated	139,366	33,007	172,373	(55,863)	(335,701)	(391,564)

Geographic Segments

Australia	118,235	31,602	149,837	(64,632)	(328,004)	(392,636)
Other Pacific regions	979	6,549	7,528	160	10,478	10,638
Australia & Pacific	119,214	38,151	157,365	(64,472)	(317,526)	(381,998)
Americas	3,314	-	3,314	9,693	(11,028)	(1,335)
Europe, Middle East & Africa	26,832	(410)	26,422	23,857	1,026	24,883
Earnings before interest & tax	149,360	37,741	187,101	(30,922)	(327,528)	(358,450)
Net interest expense	(9,994)	(4,734)	(14,728)	(24,941)	(8,173)	(33,114)
Consolidated	139,366	33,007	172,373	(55,863)	(335,701)	(391,564)

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

	Depreciation and amortisation June 2004			Depreciation and amortisation June 2003

	Continuing $’000	Discontinuing $’000	Total $’000	Continuing $’000	Discontinuing $’000	Total $’000

Business Segments
Pharmaceuticals	57,358	627	57,985	50,573	774	51,347
Consumer Products	8,401	23	8,424	8,699	139	8,838
Total Pharmaceuticals	65,759	650	66,409	59,272	913	60,185

Pathology Services	31,848	-	31,848	25,130	53	25,183
Diagnostic Imaging Services	27,170	-	27,170	18,204	-	18,204
Total Diagnostic Services	59,018	-	59,018	43,334	53	43,387

Pharmacy	9,893	-	9,893	16,752	-	16,752

Hospitals	-	21,025	21,025	-	70,774	70,774

Australia & Pacific Logistics	-	-	-	-	18,369	18,369
Loomis Courier	-	-	-	-	4,055	4,055
Total Logistics Services	-	-	-	-	22,424	22,424
Consolidated	134,670	21,675	156,345	119,358	94,164	213,522

Geographic Segments

Australia	122,630	18,115	140,745	115,859	82,192	198,051
Other Pacific regions	93	3,560	3,653	131	7,813	7,944
Australia & Pacific	122,723	21,675	144,398	115,990	90,005	205,995
Americas	9,794	-	9,794	2,132	4,097	6,229
Europe, Middle East & Africa	2,153	-	2,153	1,236	62	1,298
Consolidated	134,670	21,675	156,345	119,358	94,164	213,522

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

	Capital expenditure June 2004			Capital expenditure June 2003

	Continuing $’000	Discontinuing $’000	Total $’000	Continuing $’000	Discontinuing $’000	Total $’000

Business Segments
Pharmaceuticals	51,549	-	51,549	26,248	-	26,248
Consumer Products	1,425	12	1,437	2,048	905	2,953
Total Pharmaceuticals	52,974	12	52,986	28,296	905	29,201

Pathology Services	13,142	-	13,142	10,812	20	10,832
Diagnostic Imaging Services	24,660	-	24,660	20,335	-	20,335
Total Diagnostic Services	37,802	-	37,802	31,147	20	31,167

Pharmacy	5,354	-	5,354	6,366	-	6,366

Hospitals	-	29,556	29,556	-	57,921	57,921

Australia & Pacific Logistics	-	-	-	-	27,256	27,256
Loomis Courier	-	-	-	-	4,316	4,316
Total Logistics Services	-	-	-	-	31,572	31,572

Unallocated	6,039	-	6,039	7,139	-	7,139
Consolidated	102,169	29,568	131,737	72,948	90,418	163,366

Geographic Segments
Australia	87,637	25,292	112,929	70,266	76,868	147,134
Other Pacific regions	86	4,276	4,362	16	9,179	9,195
Australia & Pacific	87,723	29,568	117,291	70,282	86,047	156,329
Americas	11,439	-	11,439	1,649	4,371	6,020
Europe, Middle East & Africa	3,007	-	3,007	1,017	-	1,017
Consolidated	102,169	29,568	131,737	72,948	90,418	163,366

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

	Assets June 2004			Assets June 2003
	Continuing $’000	Discontinuing $’000	Total $’000	Continuing $’000	Discontinuing $’000	Total $’000

Business Segments
Pharmaceuticals	1,657,248	13,240	1,670,488	1,081,810	9,039	1,090,849
Consumer Products	292,983	2,183	295,166	322,375	3,170	325,545
Total Pharmaceuticals	1,950,231	15,423	1,965,654	1,404,185	12,209	1,416,394

Pathology Services	626,965	-	626,965	657,643	728	658,371
Diagnostic Imaging Services	371,976	-	371,976	370,936	-	370,936
Total Diagnostic Services	998,941	-	998,941	1,028,579	728	1,029,307

Pharmacy	704,499	-	704,499	674,721	-	674,721

Hospitals	-	35,452	35,452	-	1,003,524	1,003,524

Australia & Pacific Logistics	-	-	-	-	-	-
Loomis Courier	-	-	-	-	-	-
Divestment of Logistics Services	-	38,777	38,777	-	68,147	68,147
Total Logistics Services	-	38,777	38,777	-	68,147	68,147

Unallocated	369,390	9,673	379,063	454,253	12,209	466,462
Consolidated	4,023,061	99,325	4,122,386	3,561,738	1,096,817	4,658,555

Geographic Segments
Australia	3,253,535	87,469	3,341,004	3,365,859	977,524	4,343,383
Other Pacific regions	23,610	2,698	26,308	17,586	106,735	124,321
Australia & Pacific	3,277,145	90,167	3,367,312	3,383,445	1,084,259	4,467,704
Americas	490,949	2,518	493,467	75,274	2,770	78,044
Europe, Middle East & Africa	254,967	6,640	261,607	103,019	9,788	112,807
Consolidated	4,023,061	99,325	4,122,386	3,561,738	1,096,817	4,658,555

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

	Liabilities June 2004			Liabilities June 2003
	Continuing $’000	Discontinuing $’000	Total $’000	Continuing $’000	Discontinuing $’000	Total $’000

Business Segments
Pharmaceuticals	130,078	5,897	135,975	138,004	2,543	140,547
Consumer Products	30,210	469	30,679	65,153	8,211	73,364
Total Pharmaceuticals	160,288	6,366	166,654	203,157	10,754	213,911

Pathology Services	87,006	-	87,006	77,484	2,061	79,545
Diagnostic Imaging Services	41,589	-	41,589	39,738	-	39,738
Total Diagnostic Services	128,595	-	128,595	117,222	2,061	119,283

Pharmacy	349,015	-	349,015	296,358	-	296,358

Hospitals	-	64,431	64,431	-	214,448	214,448

Australia & Pacific Logistics	-	-	-	-	-	-
Loomis Courier	-	-	-	-	-	-
Divestment of Logistics Services	-	2,023	2,023	-	38,106	38,106
Total Logistics Services	-	2,023	2,023	-	38,106	38,106

Unallocated	875,698	15,298	890,996	775,551	13,106	788,657
Consolidated	1,513,596	88,118	1,601,714	1,392,288	278,475	1,670,763

Geographic Segments
Australia	1,425,525	82,979	1,508,504	1,340,784	257,179	1,597,963
Other Pacific regions	264	476	740	2,639	12,591	15,230
Australia & Pacific	1,425,789	83,455	1,509,244	1,343,423	269,770	1,613,193
Americas	27,248	632	27,880	19,157	917	20,074
Europe, Middle East & Africa	60,559	4,031	64,590	29,708	7,788	37,496
Consolidated	1,513,596	88,118	1,601,714	1,392,288	278,475	1,670,763

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

	Consolidated		Parent Entity
	2004 $’000	2003 $’000	2004 $’000	2003 $’000

26. Capital Expenditure Commitments

Estimated capital expenditure contracted for at balance date but not provided for, payable -

Freehold land and buildings
Within one year	1,143	21,251	-	1,018

Plant and equipment
Within one year	66,920	18,075	-	866
Later than one and less than two years	6,153	4,447	-	99
Later than two and less than five years	-	3,135	-	-
Later than five years	-	698	-	-
	73,073	26,355	-	965

Amounts due in future periods in respect of:
Acquisitions of businesses, payable - Within one year	-	-	-	-

27. Lease Commitments

(a) Finance lease commitments payable -
Within one year	6,750	9,923	-	240
Later than one and less than two years	3,822	7,627	-	12
Later than two and less than five years	3,509	4,666	-	-
Later than five years	43	-	-	-
Minimum lease commitments	14,124	22,216	-	252
Future finance charges	(1,470)	(1,022)	-	-
Total Finance Lease Liabilities	12,654	21,194	-	252

Classified as:
Current liabilities	5,939	9,467	-	240
Non-current liabilities	6,715	11,727	-	12
Total Finance Lease Liabilities	12,654	21,194	-	252

(b) Operating lease commitments payable -
(i) Property -
Within one year	56,347	59,010	2,971	14,204
Later than one and less than two years	44,209	40,706	2,113	12,669
Later than two and less than five years	81,928	91,835	1,307	31,086
Later than five years	47,387	114,866	-	60,401
Total	229,871	306,417	6,391	118,360

(ii) Plant and equipment -
Within one year	14,999	15,495	4,648	1,112
Later than one and less than two years	8,226	11,891	1,672	1,121
Later than two and less than five years	5,501	13,737	920	1,442
Later than five years	5	2,720	-	-
Total	28,731	43,843	7,240	3,675

Total Operating Lease Commitments	258,602	350,260	13,631	122,035

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

	Consolidated		Parent Entity
	2004 $’000	2003 $’000	2004 $’000	2003 $’000

28. Auditors’ Remuneration

Audit services
Auditors of the Company - KPMG
Audit and review of the financial reports	2,322	2,371	1,446	1,634
Audit-related fees (1)	905	957	283	870
Other regulatory audit services	35	7	-	-
	3,262	3,335	1,729	2,504
Other services
Auditors of the Company - KPMG
Other assurance services	244	789	150	742
Taxation services	1,662	1,664	1,161	1,093
	1,906	2,453	1,311	1,835

(1)	Audit-related fees comprise fees for the audit of special purpose financial statements relating to the divestment of entities / businesses during the year and acquisition due diligence services.

29.    Contingent Liabilities

(a) Claims for which no reserves are considered appropriate	4,159	10,560	3,159	5,660
Contingencies relating to sale of businesses	397	1,678	127	-
Performance bonds and guarantees	78,421	85,108	76,228	71,126
F H Faulding Pharmacy Guarantee Scheme (c)	65,700	79,970	-	-
(unsecured)	148,677	177,316	79,514	76,786

(b)	The consolidated entity at 30 June 2004 had service agreements with certain Non-Executive Directors which provide benefits upon retirement. The full extent of the liabilities of the parent entity under these agreements is being provided for in the financial statements over the period to the planned dates of retirement. On 20 June 2003 the Company announced that it would no longer provide for retirement benefits for non-executive directors other than those longer serving directors currently fully provided for. Therefore at 30 June 2004 the maximum amount to be provided in future periods was $ nil million (2003 $0.871 million). Service agreements also exist with certain executives under which termination benefits may in some circumstances become payable.

(c)	F H Faulding & Co Limited, acquired by Mayne Group on 1 October 2001, provides guarantees of pharmacists’ borrowings from a number of banks to enable the pharmacists to acquire or expand pharmacies. To manage exposure under these guarantees, arrangements have been entered into to limit the banks’ recourse to F H Faulding & Co Limited under the guarantee scheme. The contingent liability represents the recourse limit based on loan utilisation at 30 June 2004.

(d)	Under the terms of the Deeds of Cross Guarantee, described in Note 30, the Company has guaranteed the repayment of all current and future creditors in the event any of the parties to the Deeds are wound up. No deficiencies of net assets exists in these companies.

(e)	On 28 April 2003 the Australian Therapeutic Goods Administration required the Group to initiate a safety related consumer level recall of batches of products manufactured for the Group by Pan Pharmaceuticals since 1 May 2002, and required that there be no further supply of these products. The Group implemented a recall process in both Australia and overseas. The Group has provided for the anticipated costs of the recall where these could be estimated, however it could still suffer further losses and be subject to claims by third parties. The Group subsequently issued legal proceedings against Pan Pharmaceuticals seeking to recover its loss and damage arising from Pan Pharmaceuticals breach of its agreement to manufacture and supply products to the Group. No receivable has been recognised in respect of this claim and it is therefore a contingent asset of the Group, subject to the outcome of the Group’s claim on Pan Pharmaceuticals.

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

30.    Deed of Cross Guarantee

Pursuant to ASIC Class Order 98/1418 (as amended) dated 13 August 1998 the wholly-owned subsidiaries listed below are relieved from the Corporations Act 2001 requirements for preparation, audit and lodgement of financial reports, and directors’ reports.

It is a condition of the Class Order that the relevant holding entity and each of the relevant subsidiaries enter into a Deed of Cross Guarantee.

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

Mayne Group

The Mayne Group class order was entered into by Deed of Cross Guarantee dated 5 June 2001.

Further companies were added to the Mayne Group class order by virtue of Assumption Deeds dated 22 May 2002, 26 June 2003 and 29 June 2004.

Companies have been removed from the Mayne Group class order through a Revocation Deed dated 26 August 2002 and Notices of Disposal dated 22 July 2002, 15 April 2003 and 10 December 2003.

A Deed of Appointment and Retirement of Trustee dated 25 May 2004, appointed Mayne Healthcare Holdings Pty Ltd as Trustee of the class order (replacing HCoA Operations (Australia) Pty Ltd)

The holding entity and subsidiaries subject to the Deed of Cross Guarantee as at 30 June 2004 are:

Mayne Group Ltd (holding entity)

Mayne Health Pathology Pty Limited

Gynaelab Pty Ltd

Healthcare Imaging Services Pty Limited

Healthcare Imaging Services (Victoria) Pty Limited

Pathology Services Pty Limited

Mayne Diagnostic Imaging Holdings Pty Ltd

Mayne Healthcare Holdings Pty Ltd

Mayne Medical Centre Holdings Pty Ltd

Mayne Medical Centre Operations Pty Ltd

Mayne Pathology Holdings Pty Ltd

Mayne Pharma Pty Ltd

Queensland Medical Services Pty Ltd

(added by Assumption Deed dated 29 June 2004)

Queensland Diagnostic Imaging Pty Ltd

(added by Assumption Deed dated 29 June 2004)

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

FH Faulding Group

The Faulding class order was entered into by Deed of Cross Guarantee on 15 June 1999.

Further companies were added to the Faulding class order by virtue of Assumption Deeds dated 17 May 2001 and 27 June 2002.

The holding entity and subsidiaries subject to the Deed of Cross Guarantee as at 30 June 2004 are:

FH Faulding & Co Ltd (holding entity)

Faulding Healthcare Pty Ltd

BML Pharmaceuticals Pty Ltd

Cenovis Pty Ltd

Faulding Healthcare Retail Pty Ltd

Terry White Management Pty Ltd

Independent Pharmaceutical Supplies Pty Ltd

Bullivants Natural Health Products Limited

Chem Mart Pty Ltd

The following companies were removed from the

Mayne Group class order during the year by Notice of Disposal dated 10 December 2003:

Australian Medical Enterprises Limited

HCoA Hospital Holdings (Australia) Pty Ltd

Hospitals of Australia Limited

This resulted in the following subsidiary companies being removed from the Mayne Group class order:

Hospital Corporation Australia Pty Limited

HCoA Operations (Australia) Pty Limited

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

Australian Hospital Care Investments Pty Ltd

Australian Hospital Care 1988 Pty Ltd

Rehabilitation Holdings Pty Ltd

The Victorian Rehabilitation Centre Pty Ltd

Health Technologies Pty Ltd

Australian Hospital Care Ltd

AHC Group

The AHC Group class order is no longer relevant as at 30 June 2004 following the divestment of Australian Hospital Care Limited (holding company).

Consolidated statements of financial performance and consolidated statements of financial position, comprising the holding entities and subsidiaries which are parties to the Deeds, after eliminating all transactions between parties to the Deeds of Cross Guarantee, at 30 June 2004 are set out on the following page.

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

	Mayne Group		F H Faulding Group
	2004 $’000	2003 $’000	2004 $’000	2003 $’000

Statements of Financial Performance

Profit/(loss) from ordinary activities before income tax	182,635	(617,763)	54,788	(24,486)
Income tax (expense)/benefit relating to ordinary activities	(13,204)	(575)	(34,522)	3,266

Net profit/(loss) from ordinary activities after related income tax expense	169,431	(618,338)	20,266	(21,220)
Retained profits/(losses) at the beginning of the year	(613,993)	118,042	1,262,276	1,283,496
Dividends provided for or paid	(79,351)	(96,698)	-	-
Net (decrease) in retained profits on the initial adoption of revised AASB 1028 “Employee Benefits”	-	(1,409)	-	-
Transfer from reserves	4,183	-	-	-
Retained profits/(losses) at the end of the year	(519,730)	(598,403)	1,282,542	1,262,276
Statements of Financial Position

Current Assets
Cash and deposits	198,987	120,259	4,550	12,099
Receivables	313,669	779,380	348,787	366,343
Inventories	117,481	104,260	252,191	208,306
Assets held for resale	-	35,311	-	-
Other current assets	16,077	25,823	4,125	-
Total Current Assets	646,214	1,065,033	609,653	586,748

Non-Current Assets
Deposits	-	675	-	-
Receivables	2,018	27,878	1,529,345	1,456,625
Other financial assets	2,207,379	2,527,363	45,364	45,364
Property, plant & equipment	249,331	659,737	65,691	63,026
Intangibles	1,292,602	915,389	97,703	108,096
Deferred tax assets	96,564	124,754	1,599	59,822
Other	19,294	7,234	11,621	-
Total Non-Current Assets	3,867,188	4,263,030	1,751,323	1,732,933
Total Assets	4,513,402	5,328,063	2,360,976	2,319,681

Current Liabilities
Payables	167,178	274,110	411,846	376,272
Interest-bearing liabilities	1,324,373	1,578,109	-	-
Current tax liabilities	8,670	1,358	32,411	45,812
Provisions	167,403	189,549	18,018	17,565
Total Current Liabilities	1,667,624	2,043,126	462,275	439,649

Non-Current Liabilities
Payables	-	1,568	2,403	3,621
Interest-bearing liabilities	507,651	529,520	-	-
Deferred tax liabilities	25,633	24,413	-	-
Provisions	5,821	15,422	1,928	2,323
Total Non-Current Liabilities	539,105	570,923	4,331	5,944
Total Liabilities	2,206,729	2,614,049	466,606	445,593
Net Assets	2,306,673	2,714,014	1,894,370	1,874,088

Equity
Contributed equity	2,826,403	3,292,515	611,021	611,021
Reserves	-	19,902	807	791
Retained profits/(losses)	(519,730)	(598,403)	1,282,542	1,262,276
Total Equity	2,306,673	2,714,014	1,894,370	1,874,088

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

			Country of Incorporation	Mayne Group Limited’s direct and indirect interest held
	Notes			2004%	2003%
31. Particulars in relation to Controlled Entities

Parent Entity
Mayne Group Limited			Australia
Controlled Entities	(a	)(b)
Stonehenge Properties Pty Ltd			Australia	100	100
The Ward Corporation Pty Limited			Australia	100	100
Mayne Finance Limited	(d	)	Australia	100	100
Mayne Properties Pty Ltd			Australia	100	100
Mayne Employee Share Acquisition Plan Pty Ltd			Australia	100	100
- Mayne Employee Share Acquisition Plan Trust	(d	)		100	100
- Mayne Group SESTIP Trust	(d	)		100	-
Saftsal Pty Limited			Australia	100	100
- Aksertel Pty Limited			Australia	100	100
- Onosas Pty Limited			Australia	100	100
- Lamsak Pty Limited			Australia	100	100
HCoA International Holdings Pty Ltd			Australia	100	100
Pathology Services Pty Ltd	(c	)	Australia	100	100
- Gynaelab Pty Limited	(c	)	Australia	100	100
- Pruinosa Pty. Limited	(e	)	Australia	-	100
Australian Medical Enterprises Limited	(e	)	Australia	-	100
- AME Hospitals Pty Ltd	(e	)	Australia	-	100
- AME Trust	(e	)		-	100
- Victoria House Holdings Pty Limited	(e	)	Australia	-	100
- Larches Pty Ltd			Australia	100	100
- AME Properties Pty Ltd	(e	)	Australia	-	100
- AME Property Trust	(e	)		-	100
- Attadale Hospital Property Pty Ltd	(e	)	Australia	-	100
- Glengarry Hospital Property Pty Ltd	(e	)	Australia	-	100
- Jamison Private Hospital Property Pty Ltd	(e	)	Australia	-	100
- AME Trading Trust	(e	)		-	100
- Hadassah Pty Ltd	(e	)	Australia	-	100
- Rannes Pty Ltd	(e	)	Australia	-	100
- Glengarry Hospital Unit Trust No 2	(e	)		-	100
- Glengarry Hospital Unit Trust No 1	(e	)		-	100
- Hallcraft Pty Ltd	(e	)	Australia	-	100
- Hallcraft Unit Trust	(e	)		-	100
- Jandale Pty Ltd			Australia	100	100
- AME Medical Services Pty Ltd			Australia	100	100
- Integrated Health Care Pty Ltd			Australia	100	100
- Kelldale Pty Ltd			Australia	100	100
- Seacresh Pty Limited			Australia	51	51

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

			Country of Incorporation	Mayne Group Limited’s direct and indirect interest held
	Notes			2004%	2003%
- Seacrest Unit Trust	(d	)		51	51
- Pacific Medical Centres Pty Limited			Australia	100	100
- Link Medical Laboratory Holdings Pty Ltd			Australia	100	100
- Providex Therapeutics Pty Ltd			Australia	100	-
Trezise Services Pty Ltd			Australia	100	100
Hillsands Pty Ltd			Australia	100	100
Sugerman’s Pathology Pty Ltd			Australia	100	100
Mayne Healthcare Holdings Pty Ltd	(c	)	Australia	100	100
- Mayne Pathology Holdings Pty Ltd	(c	)	Australia	100	100
- Mayne Health Pathology Pty Ltd	(c	)	Australia	100	100
Dorevitch Laboratory Services Pty Ltd			Australia	100	100
- Queensland Medical Services Pty Ltd	(c	)	Australia	100	-
- Gippsland Pathology Service Pty Ltd	(d	)	Australia	100	32
- Essential Premises (Traralgon) Pty Ltd			Australia	100	32
- Medical debt Recovery Pty Ltd			Australia	100	32
- Mayne Medical Centre Holdings Pty Limited	(c	)	Australia	100	100
- Mayne Medical Centre Operations Pty Limited	(c	)	Australia	100	100
- Mayne CP Holdings Pty Ltd (formerly Mayne Aged Care Holdings Pty Ltd)			Australia	100	100
- Queensland Specialist Services Pty Ltd (formerly Mayne Aged Care Operations Pty Ltd)			Australia	100	100
- Mayne Diagnostic Imaging Holdings Pty Limited	(c	)	Australia	100	100
- Healthcare Imaging Services Pty Ltd	(c	)	Australia	100	100
- Queensland Diagnostic Imaging Pty Ltd	(c	)	Australia	100	-
- Healthcare Imaging Services (Victoria) Pty Ltd	(c	)	Australia	100	100
- Cabramatta Imaging Pty Ltd			Australia	50	50
- Cabramatta Unit Trust	(d	)		50	50
- Brystow Pty Ltd			Australia	100	100
- Western Suburbs Ultra-sound & Radiology Services Trust				100	100
- Orana Services Trust	(d	)		50	50
- Orana Services Pty Ltd			Australia	50	50
- Norcoray Unit Trust	(d	)		50	50
- Norcoray Pty Ltd			Australia	50	50
- Northcoast Nuclear Medicine (Qld) Pty Ltd (formerly A.C.N. 107 700 569 Pty Ltd)			Australia	100	-
Mayne Finance (Aust) Pty Ltd			Australia	100	100
- HCA Management Pty Limited	(e	)	Australia	-	100
- Malahini Pty Limited	(e	)	Australia	-	100
- Tilemo Pty Limited	(e	)	Australia	-	100

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

			Country of Incorporation	Mayne Group Limited’s direct and indirect interest held
	Notes			2004%	2003%
- Hospital Affiliates of Australia Pty Ltd	(e	)	Australia	-	100
- C.R.P.H. Pty. Limited	(e	)	Australia	-	100
- P.M.P.H. Pty. Limited	(e	)	Australia	-	100
- Hospital Developments Pty. Limited	(e	)	Australia	-	100
Relkban Pty. Limited	(e	)	Australia	-	100
Relkmet Pty. Limited	(e	)	Australia	-	100
Votraint No. 664 Pty. Limited	(e	)	Australia	-	100
Votraint No. 665 Pty. Limited	(e	)	Australia	-	100
- HOAIF Pty Ltd	(e	)	Australia	-	100
Hospitals of Australia Limited	(e	)	Australia	-	100
- Dabuvu Pty Limited	(e	)	Australia	-	100
Wellness Holdings Pty Ltd			Australia	100	100
- Corporate Wellness Solutions Pty Ltd			Australia	100	100
HCoA Hospital Holdings (Australia) Pty Ltd	(e	)	Australia	-	100
- HCoA Operations (Australia) Pty Ltd	(e	)	Australia	-	100
- Hospital Corporation Australia Pty Limited	(e	)	Australia	-	100
- Australian Hospital Care Limited	(e	)	Australia	-	100
- Australian Hospital Care (Latrobe) Pty Ltd	(e	)	Australia	-	100
- Australian Hospital Care (MPH) Pty Ltd	(e	)	Australia	-	100
- Australian Hospital Care (The Avenue) Pty Ltd	(e	)	Australia	-	100
- Rehabilitation Holdings Pty Ltd	(e	)	Australia	-	100
- Australian Hospital Care 1998 Pty Ltd	(e	)	Australia	-	100
- Australian Hospital Care (Masada) Pty Ltd	(e	)	Australia	-	100
- Masada Private Hospital Unit Trust	(e	)		-	100
- Australian Hospital Care (Como) Pty Ltd	(e	)	Australia	-	100
- AHC Tilbox Pty Ltd	(e	)	Australia	-	100
- Australian Hospital Care (Knox) Pty Ltd	(e	)	Australia	-	100
- Knox Private Hospital Unit Trust	(e	)		-	100
- Australian Hospital Care (Northpark) Pty Ltd	(e	)	Australia	-	100
- Australian Hospital Care (Dorset) Pty Ltd	(e	)	Australia	-	100
- Dorset Private Hospital Unit Trust	(e	)		-	100
- Australian Hospital Care Investments Pty Ltd	(e	)	Australia	-	100
- AHC Radiology Pty Ltd	(e	)	Australia	-	100
- The AHC Radiology Unit Trust	(e	)		-	100
- Australian Hospital Care (Pindara) Pty Ltd	(e	)	Australia	-	100
- Pindara Private Hospital Unit Trust	(e	)		-	100
- Australian Hospital Care (Ringwood) Pty Ltd	(e	)	Australia	-	100
- Ringwood Private Hospital Unit Trust	(e	)		-	100
- Australian Hospital Care (Lady Davidson) Pty Ltd	(e	)	Australia	-	100
- Australian Hospital Care (MSH) Pty Ltd	(e	)	Australia	-	100
- Australian Hospitals Unit Trust	(e	)		-	100

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

			Country of Incorporation	Mayne Group Limited’s direct and indirect interest held
	Notes			2004%	2003%
- Australian Hospital Care (Allamanda) Pty Ltd	(e	)	Australia	-	100
- The Victorian Rehabilitation Centre Pty Ltd	(e	)	Australia	-	100
- Health Technologies Pty Ltd	(e	)	Australia	-	100
- eHealth Technologies Limited	(e	)	Australia	-	100
- Australian Hospital Care (Spare) Pty Ltd	(e	)	Australia	-	100
- Spare Unit Trust	(e	)		-	100
F H Faulding & Co Ltd	(d	)	Australia	100	100
- Mayne Pharma Pty Ltd	(c	)	Australia	100	100
Mayne Limited			New Zealand	100	100
- Mayne Holdings (NZ) Limited			New Zealand	100	100
Transport Security Insurance (Pte) Ltd			Singapore	100	100
PT Health Care of Surabaya	(e	)	Indonesia	-	99
PT Putramas Muliasantosa	(e	)	Indonesia	-	95
- PT Mitrajaya Medikatama	(e	)	Indonesia	-	95
- Bergaglio Trasporti S.r.l.	(g	)	Italy	-	100
- Mayne SNC Van Der Heijden Logistics Services	(f	)	Belgium	100	100
- Mayne International B.V.			The Netherlands	100	100
- Mayne Nickless Eindhoven B.V.			The Netherlands	100	100
- Mayne Holdings (UK) Ltd			United Kingdom	100	100
- Mayne European Holdings Limited			United Kingdom	100	100
- Security Express Limited			United Kingdom	100	100
- Mayne Nickless Incorporated			United States	100	100
- DBL Australia Pty Ltd			Australia	100	100
- Mayne Pharma (Canada) Inc			Canada	100	100
- Mayne Pharma do Brasil Lda (formerly Faulding Farmaceutica do Brasil Lda)			Brazil	100	100
- Faulding Healthcare Pty Ltd	(c	)	Australia	100	100
- BML Pharmaceuticals Pty Limited	(c	)	Australia	100	100
- Cenovis Pty Ltd	(c	)	Australia	100	100
- Cenovis Health Co Sdn Bhd			Malaysia	100	100
- Cenovis Health Co Pty Ltd			Australia	100	100
- Vitelle Health Company Pty Limited			Australia	100	100
- AHB Pty Limited			Australia	100	100
- Faulding Healthcare Europe Holdings Ltd			United Kingdom	100	100
- Faulding Consumer UK Limited			United Kingdom	100	100
- Bullivants’ Natural Health Products Pty Limited	(c	)	Australia	100	100
- Bullivants’ Natural Health Products (HK) Limited			Hong Kong	100	100
- Bullivants’ Natural Health Products (International) Pty Ltd			Australia	100	100

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

			Country of Incorporation	Mayne Group Limited’s direct and indirect interest held
	Notes			2004%	2003%
- Mayne Consumer Products (NZ) Limited (formerly Faulding Consumer (NZ) Limited)			New Zealand	100	100
- Natural Nutrition Pty Ltd			Australia	100	100
- Natural Facts Pty Limited			Australia	100	100
- Chem Mart Pty Limited	(c	)	Australia	100	100
- Faulding Healthcare Retail Pty Ltd	(c	)	Australia	100	100
- Terry White Management Pty Ltd	(c	)	Australia	100	100
- Healthsense Pty Ltd			Australia	100	100
- The Medicine Shoppe Australia Pty Ltd			Australia	100	100
- Minfos Systems Pty Ltd			Australia	80	80
- F H Faulding Securities Pty Ltd			Australia	100	100
- F H Faulding Services Pty Ltd			Australia	100	100
- Queensland Biochemics Pty Ltd			Australia	100	100
- Independent Pharmaceutical Supplies Pty Ltd	(c	)	Australia	100	100
- ACN 091 753 043 Pty Ltd			Australia	100	100
- Healthlinks.net Pty Ltd			Australia	100	100
- COMDOTPLI Pty Ltd			Australia	50	50
- GenRx Pty Ltd			Australia	100	100
- F H Faulding Nominees Pty Ltd			Australia	100	100
- Faulding Healthcare International Holdings Inc			United States	100	100
- Faulding Healthcare US Holdings Inc			United States	100	100
- Faulding Consumer Holdings Inc			United States	100	100
- Faulding Medical Device Co			United States	100	100
- Mayne Pharma (USA) Inc (formerly Faulding Pharmaceutical Co)			United States	100	100
- Mayne Pharma (PR) Inc (formerly Faulding Puerto Rico, Inc)			United States	100	100
- Mayne Pharma (Mexico) SA			Mexico	100	-
- Mayne Pharma (Hong Kong) Ltd (formerly Faulding Pharmaceuticals (Hong Kong) Ltd			Hong Kong	100	100
- Mayne Pharma (Malaysia) Sdn Bhd			Malaysia	100	100
- Mayne Pharma (NZ) Ltd (formerly Faulding Pharmaceuticals (NZ) Ltd)			New Zealand	100	100
- Chem Mart Pharmaceuticals (NZ) Ltd			New Zealand	100	100
- Mayne Pharma plc (formerly Faulding Pharmaceuticals plc)			United Kingdom	100	100
- Mayne Pharma Euro Finance Co Ltd			United Kingdom	100	-
- Mayne Pharma (Deutschland Holdings) GmbH			Germany	100	-
- Wasserburger Arzneimittelwerk Dr. Madaus GmbH			Germany	100	-

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

			Country of Incorporation	Mayne Group Limited’s direct and indirect interest held
	Notes			2004%	2003%
- Mayne Pharma (Deutschland) GmbH (Formerly Faulding Arzneimittel GMBH)			Germany	100	100
- Mayne Pharma (Portugal) Lda (formerly Faulding Farmaceutica, Lda)			Portugal	100	100
- S.A. Mayne Pharma (Benelux) N.V. (formerly Faulding Pharmaceuticals NV)			Belgium	100	100
- Faulding Pharmaceuticals SA			France	100	100
- Mayne Pharma (Italia) Srl (formerly Faulding Farmaceutici srl)			Italy	100	100
- Mayne Pharma (Espana) SL (formerly Faulding Farmaceutica SL)			Spain	100	100
- Mayne Pharma (Ireland) Limited (formerly Central Laboratories Limited)			Ireland	100	100
- Central Laboratories (Ireland) Ltd			Ireland	100	100
- Mayne Pharma (Schweiz) GmbH			Switzerland	100	100
- Mayne Pharma (Nordic) AB			Sweden	100	-
- Mayne Pharma (SEA) Pte Ltd (formerly Faulding Pharmaceuticals (SEA) Pte Ltd)			Singapore	100	100
- Faulding Distributors (SEA) Pte Ltd			Singapore	100	100
- Newage Sdn Bhd			Malaysia	67	67
- Faulding-DBL Pharmaceuticals Company (Japan) Limited	(g	)	Japan	-	100
- Mayne Pharma Philippines Inc (formerly Faulding Pharmaceuticals Philippines Inc)			Philippines	100	100
- F H Faulding Properties (Vic) Pty Ltd			Australia	100	100
- F H Faulding Properties (SA) Pty Ltd			Australia	100	100
- F H Faulding Properties (Vic) Trust				100	100
- F H Faulding (Vic) 1984 Pty Ltd			Australia	100	100
- PSPA Pty Ltd			Australia	100	100
- Naslock Pty Ltd			Australia	100	100
- Pharmacy Promotions Pty Ltd			Australia	100	100
- ACN 007 444 322 Pty Ltd			Australia	100	100
- DSU Pty Ltd (formerly CMAX Pty Ltd)			Australia	100	100

(a)	All controlled entities are audited by KPMG.

(b)	Entities not directly held by Mayne Group Limited are indented.

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

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

(f)	Owned 99% by Mayne Holdings (U.K.) Limited and 1% by Mayne European Holdings Limited.

(g)	Liquidated during the financial year

(h)	All entities are domiciled in their country of incorporation.

(i)	No controlled entities carry on material business operations other than in their country of incorporation.

Acquisition and Disposal of Controlled Entities:

The following controlled entities were acquired during the financial year:

	Date of Acquisition	Consideration	Acquisition provision raised	Proportion of Shares Acquired
		$’000	$’000%
Gippsland Pathology Service Pty Ltd	1 July 2003	14,000	-	68%
Wasserburger Arzneimittelwerk Dr. Madaus GmbH	30 April 2004	47,287	4,660	100%

During the year other pharmaceuticals and imaging businesses and assets were acquired for consideration of $298,813,000

The following controlled entities were disposed of during the financial year:

		Date of Disposal	Consideration	Consolidated Profit/(Loss) on Disposal	Proportion of Shares Sold
			$’000	$’000%
Australian Medical Enterprises Limited Group	}	30 November 2003	856,900	504	100%
HCoA Hospital Holdings(Australia) Pty Ltd Group	}
Hospitals of Australia Limited Group	}
Relkban Pty Ltd	}
Relkmet Pty Ltd	}
Votraint No 664 Pty Ltd	}
Votraint No 665 Pty Ltd	}
PT Healthcare of Surabaya	}
PT Putramas Muliasantosa	}
PT Mitrajaya Medikatama	}
The hospital sale also included net assets held by divisions of the parent entity, Mayne Group Limited	}

The following controlled entities were acquired during the previous financial year:

	Date of Acquisition	Consideration	Acquisition provision raised	Proportion of Shares Acquired
		$’000	$’000%
Queensland Medical Services Pty Ltd and the Queensland Medical Laboratories business	1 October 2002	260,288	14,061	100
Queensland Diagnostic Imaging Pty Ltd	21 May 2003	90,712	1,310	100

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

During the year other diagnostic services businesses and assets were acquired for consideration of $47,262,000

The following controlled entities were disposed of during the previous financial year:

	Date of Disposal	Consideration	Consolidated Profit/(Loss) on Disposal	Proportion of Shares Sold
		$’000	$’000%
Mayne Group Canada Inc and subsidiaries	3 February 2003	172,965	42,510	100
Mayne Logistics Pty Ltd and subsidiaries	3 February 2003	169,358	(34,766)	100
Australian Hospital Care (HPH) Pty Ltd	13 April 2003	-	(43,200)	100
Faulding Consumer Inc	4 April 2003	7,730	(1,907)	100
Faulding Healthcare (IP) Holdings Inc	4 April 2003	-	-	100

Logistics businesses operated as divisions of Mayne Group Limited were also disposed of for total consideration of $103,248,000.

32.    Equity Accounting Information

Associated Entities at 30 June 2004 were:

Associated Entity	Principal Activity	% Interest in Equity Capital		Equity Accounted Year Ended	Investment Carrying amount		Dividends Received		Equity share of operating profits/ (losses) after tax & extraordinary items & outside equity interests net of dividends received
					Equity Value	Equity Value
		2004	2003		2004 $’000	2003 $’000	2004 $’000	2003 $’000	2004 $’000	2003 $’000
St George Private Hospital Nuclear Medicine Pty Ltd	Medical Services - Australia	50.00%	50.00%	30 June	286	281	-	107	5	(80)

Campsie Nuclear Medicine Pty Ltd	Medical Services - Australia	50.00%	50.00%	30 June	140	97	-	-	43	50

Gippsland Pathology Service Pty Ltd	Pathology Services - Australia	(c )	32.00%	30 June	-	7,154	-	448	-	(337)

Minjesk Investment Corporation Limited	Hospital - Fiji	(d )	-%	30 June	-	-	-	-	-	(317)

Indo China Healthcare Limited	Pharmaceutical distribution -Thailand	45.00%	45.00%	30 June	962	974	92	-	(12)	639
					1,388	8,506	92	555	36	(45)

(a)	The only associated entity to which notional goodwill is attributable is Gippsland Pathology Service Pty Limited.

(b)	The market values of investments in associated entities are represented by their equity carrying values.

(c)	Gippsland Pathology Service Pty Limited became a controlled entity with effect from 1 July 2003.

(d)	The investment in Minjesk Investment Corporation Limited was divested with effect from 30 June 2003

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

	2004 $’000	2003 $’000

Financial Information relating to Associates:

The consolidated entity’s share of profits and losses, assets and liabilities of associates, in aggregate is:

Statement of Financial Performance:

Share of profits / (losses) from ordinary activities before tax of associates	253	1,450
Share of income tax expense attributable to profit/(loss) from ordinary activities of associates	(125)	(530)
Share of net profit/(loss) as disclosed by associates	128	920
Equity accounting adjustments:
- goodwill amortisation	-	(410)
Equity accounted share of net profit/(loss) of associates	128	510
Dividends received from associates	(92)	(555)
Share of associates net profit equity accounted	36	(45)

Statement of Financial Position:

Reserves:
Equity share of reserves of associated entities at the beginning of the year	-	(7)
Equity share of reserves in the current year	-	-
Equity share divested	-	7
Equity accounted share of reserves of associates at the end of the year	-	-

Retained Profits:
Equity share of retained profits of associated entities at the beginning of the year	(270)	(1,106)
Equity share of retained profits in the current year	36	(45)
Equity share divested	-	881
Equity accounted share of retained profits of associates at the end of the year	(234)	(270)

Movements in carrying amount of investments:
Carrying amount of investments in associates at the beginning of the year	8,506	8,382

Changes in equity invested in associates during the year	-	(719)
Equity share divested during the year	-	888
Share of movement in associates reserves	-	-
Share of associates net profit equity accounted	36	(45)
Associate transferred to investment in controlled entities	(7,154)	-
Carrying amount of investments in associates at the end of the year	1,388	8,506

33.    Transactions with Related Parties

Wholly Owned Group:

Dividends and interest received by the parent entity from controlled entities are disclosed in Note 3.

Borrowing costs paid by the parent entity to controlled entities is disclosed in Note 4.

Details of investments in controlled entities are disclosed in Notes 13 and 31.

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

Amounts due to and receivable from controlled entities within the wholly owned group are disclosed in Notes 9, 12 and 18.

	2004 $’000	2003 $’000
These balances comprise:
Receivables	66,483	397,378
Loans at call	6,300,605	3,735,233
Accrued interest	16,227	30
Amounts owing by controlled entities	6,383,315	4,132,641

Weighted average interest rates	2.72%	4.39%

Payables	302	314
Loans at call	6,316,419	3,790,721
Accrued interest	31,244	22,017
Amounts owing to controlled entities	6,347,965	3,813,052

Weighted average interest rates	4.10%	1.62%

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

St George Private Hospital Nuclear Medicine Pty Ltd

An entity within the consolidated entity charges rent and outgoings and provides accounting services for St George Private Hospital Nuclear Medicine Pty Ltd. During the 2004 financial year these charges totalled $0.144 million (2003, $0.115 million) of which $ nil (2003, $nil ) was outstanding at period end.

Campsie Nuclear Medicine Pty Ltd

An entity within the consolidated entity charged rent and outgoings and provides accounting services for Campsie Nuclear Medicine Pty Ltd. During the 2004 financial year these charges totalled $ 0.127 million (2003, $0.132 million) of which $ nil (2003, $nil ) was outstanding at period end.

34.    Superannuation Commitments

As at 30 June 2004 entities within the consolidated entity participated in three defined benefit plans.

The defined benefit plans in Australia and USA are closed to new members, however for existing members they provide benefits to employees or their dependants on retirement, resignation, disablement or death. Members and entities within the consolidated entity make contributions as specified in the rules of the fund. Contributions by these entities are based on percentages of current salaries actuarially assessed to meet defined benefits based on

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

multiples of final average salaries determined by length of service and are enforceable in accordance with the respective rules so long as they are parties to the fund.

An actuarial assessment of the Australian defined benefit plan was made by an independent actuary, D A Scott FAI, on 1 July 2002.

An actuarial assessment of the USA defined benefit plan was made by an independent actuary, David B Woodmansee EA,PCA, MAAA, on 10 March 2004.

An actuarial assessment of the German defined benefit executive plan was made by an independent actuary, Dr E Pechstein (Dipl.-Math., DAV / IVS) on 30 April 2004.

An actuarial assessment of the German defined benefit staff plan was made by an independent actuary, Herr Hellkamp (Dipl.-Math., DAV / IVS) on 30 April 2004.

At the recommendation of the Australian Fund’s actuary and at the request of the Trustee, the Parent entity made a contribution of $3.165 million prior to 30 June 2004 to the Mayne Group Limited Superannuation Fund (June 2003, $1.88 million). The assets of the fund are sufficient to satisfy all benefits that would have been vested in the event of the termination of the fund, or in the event of the voluntary or compulsory termination of the employment of each employee.

Contributions are also made to a number of industry accumulation funds in accordance with various awards.

The German plans were acquired with the acquisition of Wasserburger Arzneimittelwerk Dr Madaus GmbH on 30 April 2004.

The Group divested its hospitals businesses in Australia and Indonesia during the financial year. The Group therefore has a significantly reduced commitment to the defined benefit plan in Australia, following the transfer from the fund of the hospital employees.

	Mayne Group Limited Superannuation Fund Australia $’000	Faulding Pharmaceuticals Pension Plan USA $’000	Wasserburger Arzneimittelwerk Dr Madaus GmbH staff pension scheme Germany $’000	Wasserburger Arzneimittelwerk Dr Madaus GmbH executive pension scheme Germany $’000
At 30 June 2004
Dates at which the following amounts were determined:

Market Value of Plan Assets	30 June 2003	30 June 2003	30 June 2004	30 June 2004
Accrued Benefits	30 June 2003	30 June 2003	31 December 2002	31 December 2003
Vested Benefits	30 June 2003	30 June 2003	31 December 2002	31 December 2003

Net Market Value of Plan Assets	107,800	889	563	-
Accrued Benefits	110,858	1,031	1,411	2,581
Excess/(deficiency) of Plan
Assets Over Accrued Benefits	(3,058)	(142)	(848)	(2,581)
Vested Benefits	110,858	860	230	-
Employer Contributions recognised in the Financial Statements	24,448	454	181	449
Pension Liability recognised in the Financial Statements	-	-	1,411	2,581
Pension assets recognised in the Financial Statements	-	-	563	-

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

	Mayne Group Limited Superannuation Fund	Faulding Pharmaceuticals Pension Plan USA
	$’000	$’000
At 30 June 2003
Dates at which the following amounts were determined:

Market Value of Plan Assets	30 June 2002	30 June 2002
Accrued Benefits	30 June 2002	30 June 2002
Vested Benefits	30 June 2002	30 June 2002

Net Market Value of Plan Assets	61,937	864
Accrued Benefits	64,381	905
Excess/(deficiency) of Plan Assets Over Accrued Benefits	(2,444)	(41)
Vested Benefits	63,450	635
Employer Contributions Recognised in the Financial Statements	15,264	378

The 30 June 2003 comparative figures for the Mayne Group Limited Superannuation Fund have been updated to reflect the figures audited by the auditor of the Fund.

35.    Director and executive disclosures

Remuneration of specified directors and specified executives by the consolidated entity

REMUNERATION POLICY

As noted in the Corporate Governance Statement, the Board Remuneration Committee is responsible for determining remuneration policy for the Company.

Following the divestment of the Logistics and Hospital businesses, Mayne has increased its focus on the global Pharmaceuticals business. The implementation of this strategy has resulted in a need to increasingly align the remuneration policy within Mayne with those of other international pharmaceutical companies.

Prior to the implementation of the current strategy, Mayne remuneration policy was based on general Australian services and industry standards.

With the present strategy, remuneration policy is being aligned with the requirements of the three global regions within which Mayne Pharma operates, to enable the attraction and retention of high performance directors and executives within those regions.

Whilst the USA, Europe and Asia/Pacific each have distinctive characteristics in the structure of executive remuneration, the major influence on international pharmaceutical remuneration policies is the USA market, due primarily to the number of major pharmaceutical organisations which are located there.

In determining appropriate remuneration levels, the Remuneration Committee obtains independent advice to maintain awareness of the level and composition of remuneration applicable in comparable companies in the Asia/Pacific, Americas and European regions. Of particular importance are the current trends in equity based remuneration for executives.

NON-EXECUTIVE DIRECTORS

The Company’s Constitution provides that the Board shall determine the total remuneration paid to Directors for their services as Directors in respect of each year and its distribution amongst them, provided that such total

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

amount shall not exceed the maximum aggregate amount approved from time to time by shareholders in a general meeting. The present aggregate amount, which was approved by shareholders at the 2001 Annual General Meeting, is $1,000,000 a year.

The Board periodically obtains external independent advice as to the appropriate remuneration levels to remain competitive with the market. In particular, the Board seeks to position the emoluments of Non-Executive Directors at the 3rd quartile for companies of comparable size and complexity to the Company.

In May 2003, the Board resolved to discontinue the practice of entering into agreements to pay retirement allowances to Non-Executive Directors. Current Non-Executive Directors who had served on the Board for less than two years as at May 2003, and any new appointees, will not be entitled to a retirement allowance upon ceasing to hold office. Those Directors, however, now receive higher annual Directors’ fees with the initial increase paid with effect from the commencement of their appointment as a Director. The initial increase was commensurate with the value of the benefits forgone based on independent actuarial advice.

Current Non-Executive Directors who had served on the Board for more than two years had previously entered into service agreements with the Company which provide a retirement allowance calculated in accordance with the formula described in the agreement previously approved by shareholders. The obligations owed to those Directors under the existing service agreements will be honoured by the Company, and accordingly their annual Directors’ fees are lower than those Directors without service agreements.

In August 2003, the Board resolved that the person holding the position of Chairman of the Audit & Compliance Committee should receive an additional fee of $15,000 per annum.

In July 2004, the Board further resolved to increase directors’ fees for all non-executive Directors by 10 per cent, with this change taking effect from 1 July 2004. This resulted in an increase in directors’ fees for non-executive Directors with existing service agreements from $75,000 per annum to $82,500 per annum, non-executive Directors without service agreements from $100,000 per annum to $110,000 per annum, and the Chairman from $300,000 per annum to $330,000 per annum. Further, the Board resolved that the Chair of the Remuneration, Nomination and Occupational Health Safety and Environment Committees, together with the Board’s representative on the Mayne Group Superannuation Fund Trustee Board, should receive an additional $10,000 per annum. Non-executive Directors do not receive additional remuneration as a member of a Board Committee. This increase in fees falls within the maximum aggregate remuneration approved by shareholders.

The Board also believes it is important for Non-Executive Directors to have share ownership in the Company to better align their interests with those of shareholders. To achieve this, the establishment of a Non-Executive Directors’ Share Plan (‘the Plan’) was approved by shareholders at the Annual General Meeting held in November 2000. Those Directors who are not entitled to a retirement allowance must apply a minimum of 20% of their Directors’ Fees in acquiring shares in the Company under the Non-Executive Directors’ Share Plan. Directors who are entitled to receive a retirement allowance are required to apply a minimum of 10% of their fees in acquiring shares under the Plan. The Plan also allows Non-Executive Directors to take a higher proportion of their fees in the form of shares should they elect to do so.

A Non-Executive Director who acquires shares under the Plan generally must not transfer those shares before the earlier of the end of ten years from the date acquired or the date on which the Non-Executive Director ceases to be a Director of the Company.

At the 2000 AGM shareholder approval was obtained to purchase Shares on the Australian Stock Exchange (“ASX”) or issue Shares under the Non Executive Directors Share Plan for three years from the Plan’s

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

commencement. The approval to issue Shares under the Plan expired on 31 December 2003 and the Board has determined not to seek further approval from shareholders to allow for new issues in the future. No further shareholder approval is required for the purchase of Shares on-market under the Plan.

During the year, a total of 72,303 ordinary shares were purchased on the market in accordance with the Plan. No shares were issued under the Plan during the year.

Total fees paid to Non-Executive Directors (cash plus shares) are inclusive of fees in connection with attendance at Board and Board Committee meetings.

Details of the amount of each element of the emoluments of each Non-Executive Director for the year are set out in the table following.

EXECUTIVE DIRECTOR AND SPECIFIED EXECUTIVES

Group Managing Director and Chief Executive Officer

The Group Managing Director and Chief Executive Officer, Mr SB James, is the only Executive Director of Mayne Group Limited.

On 29 August 2002, the Company entered into an agreement with Mr James covering his appointment as Group Managing Director and CEO for a period of five years. If Mr James’ employment is terminated by the Company, other than for specified cause, the Company must pay Mr James a lump sum separation amount equivalent to fixed annual remuneration for the unexpired portion of the agreement or two years, whichever is the lesser.

The total remuneration for Mr James currently comprises four components: -

-	Fixed annual remuneration (“FAR”);

-	Performance based incentive remuneration through participation in the Senior Executive Short Term Incentive Plan (“SESTIP”);

-	Performance Share Plan; and

-	Share purchase loan.

Fixed annual remuneration

The FAR comprises salary, and benefits (eg. novated vehicle lease), including applicable FBT, and is subject to annual review by the Board.

Senior Executive Short Term Incentive Plan (“SESTIP”)

The SESTIP was established in 2003 to ensure that the services of key executives were secured during the crucial period of repositioning of the Mayne Group and that an appropriate (and significant) portion of total remuneration is at risk.

Such an approach to executive remuneration is consistent with practice in the international pharmaceuticals market. It is the considered view of the Board that pharmaceutical industry competitive arrangements must continue to ensure that executive capability is consistent with the future demands of the business.

The SESTIP for Mr James provides for a maximum incentive entitlement of 150% of FAR.

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

At the 2003 Annual General Meeting (‘AGM’) shareholder approval was obtained for the acquisition of Mayne shares associated with Mr James’ participation in the SESTIP.

As stated in the explanatory notes to shareholders for the 2003 AGM, consistent with Mayne’s focus on the repositioning and redevelopment of business activities, the performance targets for 2003/04 were related to the achievement of budget goals and the achievement of specific milestones in the implementation of the Group strategy.

Whilst the amount awarded under the SESTIP for the year is based on the performance for the year, the incentive has a long term characteristic in that the executive is required to take a minimum of 40% of the amount awarded each year as deferred Mayne shares.

The number of shares issued under the SESTIP is determined by dividing the amount awarded as the annual incentive by the average underlying share price over a period of trading days determined by the Board.

For the year the trading period was for the five days following the announcement of the 2002/03 annual results. For subsequent years the share price for the purpose of determining the number of shares issued under the SESTIP will be the opening price on the 1st day of the SESTIP year, i.e. 1 July.

The shares are held “at risk” for three years from the date of the grant and only vest, in general, where the Executive remains employed by the Mayne Group. Shares, once vested, must be held by the executive for a period of ten years from grant or 12 months after ceasing employment with Mayne, whichever is the earlier. In this way the executive benefit is aligned to the longer term performance of the shares.

The quantum of the awards for the year 2003/2004 was approved by the Board at the July Board Meeting and consistent with ASX Best Practice the amounts awarded to the Group Managing Director and Chief Executive Officer and the Specified Executives are disclosed in the tables following. Accordingly the disclosure in the transactions table of this report contains the bonus payments made to executives for both 2002/2003 and 2003/2004 financial years. Going forward the report for each year will only contain details of remuneration that are paid or payable for the financial year being reported.

Under the terms of the SESTIP the company requires each participating executive to take a minimum of 40% of the amount awarded as shares. These shares will vest in the executive after the expiry of the three year vesting period, and shall be disclosed on a pro rata basis over three years commencing 2004/2005.

The balance of the award which the executive may elect to take as either cash or shares which are not subject to vesting is shown as the 2003/2004 bonus.

Performance Share Plan

Mr James is a participant in the Performance Share Plan which was approved by shareholders at the 2002 AGM. Under this plan, 420,000 Share Acquisition Rights (“SARs”) were granted in three equal tranches (November 2002, August 2003 and August 2004), each over 140,000 performance shares.

The performance hurdles relate to cash earnings per share (cash EPS) growth over a 3-year vesting period for each tranche, coinciding with the end of the 2005, 2006 and 2007 financial years respectively. Mr James will be entitled to vest 50% of the SARS in each tranche where a target level of 10% per annum average annual cash EPS growth is achieved over the relevant three year period. This will increase pro rata for performance above the target EPS growth figure, resulting in 100% of the SARS vesting for achieving 15% per annum average annual cash EPS growth over each three year period.

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

During the first two years of the application of the plan (2001/02 and 2002/03) the performance hurdle rate was not met. Notwithstanding the level of performance for the year, the average result for the three years will not be sufficient for the first tranche to qualify for vesting, reflecting the Board philosophy that incentive reward must relate to superior performance.

Share Purchase Loan

On 23 June 2000, as approved by shareholders at the 2000 AGM, Mr James was provided with a loan of $2,197,500 to purchase 750,000 Mayne shares at market price. All dividends payable on these shares after tax, are applied to loan repayment. The loan balance at 30 June 2004 was $2,017,896. The loan is interest free and the statutory FBT interest rate is used to calculate the remuneration equivalent of the loan benefit.

The loan is repayable in full within one month of the expiry of Mr James’ service agreement with Mayne.

In accordance with the provisions of the Sarbanes Oxley legislation, Mayne has since adopted a policy that no loans of any kind shall be provided by Mayne to Mayne executives.

Senior Executives

The total remuneration for senior executives is made up of fixed annual remuneration (“FAR”) and performance based incentive remuneration through the Senior Executive Short Term Incentive Plan (“SESTIP”). The FAR comprises salary, company superannuation contributions and other benefits (for example, novated vehicle lease) including applicable FBT, and is subject to annual review by the Board Remuneration Committee.

The SESTIP is the same Plan as detailed above for the Group Managing Director and Chief Executive Officer, except that the maximum incentive entitlement for currently participating senior executives is 100% of FAR. Similarly, as Mayne focuses on repositioning and redevelopment of business activities the performance hurdles are related to the achievement of budget goals and milestones in the implementation of the Group strategy, with the performance targets set for each executive also including business milestones appropriate to their area of responsibility.

Prior to 2002, executives were entitled to participate in the Mayne Executive Share Option Scheme. The scheme was based on the allocation of options at an exercise price equal to the underlying share price at the date of allocation.

There were no performance hurdles attached to the options, with exercise being subject only to time restrictions. The absence of performance hurdles was the underlying reason for the Board decision to cease the future allocation of options under the Scheme. The specified executives in this disclosure all hold Options from past allocations under the Scheme.

The reported remuneration value of the options has been calculated using the Black Scholes methodology, which is based on a range of inputs including the exercise price of the option and the time period over which the option vests. The majority of the options were allocated in 2001, at exercise prices in the range of $5 to $7.00. The final expiry date for options allocated in 2001 will be in 2005, and it would be necessary for the Mayne share price to exceed the exercise price by the final expiry date for the executives to derive any benefit from those options.

Terms and Conditions of Employment Contracts

The fixed annual remuneration and incentive arrangements outlined above are contained in the service agreement for Mr James and the individual employment contracts for the specified executives.

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

On 24 June 2000, Mr James entered into a Service Agreement with Mayne for his employment with the company for a minimum term of 3 years or a total of 5 years if the parties so agreed at the end of the 2 years.

On 29 August 2002 a new agreement was entered into covering Mr James’ appointment as Group Managing Director and Chief Executive Officer for a period of 5 years.

If Mr James’ employment is terminated by the Company, other than for specified cause, the company must pay Mr James a lump separation amount equivalent to fixed annual remuneration for the unexpired portion of the agreement or two years, whichever is the lesser.

The employment contracts of the senior executives provide that if their employment is terminated on the grounds of redundancy, retrenchment benefits will accord with the terms of Mayne retrenchment policy, i.e. payment in lieu of notice, plus two weeks FAR for each year of service. For termination other than for retrenchment or cause the payment would be equivalent to the notice period. Contract notice periods for the specified senior executives are as follows:

Binfield, P. 6 months

Fleming, P. 6 months

Jenkins, P. 12 months

Pearce, J. 12 months

Reid, A. 12 months

Transactions with Specified Directors and Specified Executives

The following tables provide the details of all directors of the Company (“specified directors”) and the five executives of the consolidated entity with the greatest authority (“specified executives”), and the details of transactions with those directors and executives in the categories of remuneration, equity instruments, loans and other transactions for the year ended 30 June 2004.

The names of the Directors of Mayne Group Limited who held office at any time during or since the end of the financial year are:

P.J. Willcox	Appointed 1 October 2002
P.C. Barnett	Appointed 28 February 1996
Dr I. D. Blackburne	Appointed 1 September 2004
Sir Ross Buckland	Appointed 25 September 2001, resigned 4 March 2004
S.B. James	Appointed 29 January 2002
S.C.H. Kay	Appointed 28 September 2001
P.E. Mason	Appointed 8 September 1992
R.M. Russell	Appointed 28 August 2001
J. Sloan	Appointed 12 December 1995

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

		Primary					Post-employment		Equity compensation			Other compensation		Total
		Salary & Fees		Bonus 2002-03	Bonus 2003-04 (e)	Non-monetary benefits	Super- annuation benefits	Prescribed benefits	Value of shares	Value of options	Value of SAR’s	Termination benefits	Other payments (c)(d)
		Cash	Shares
Specified directors
Non-executive

P J Willcox (Chairman)	2004	240,000	60,000			938	27,000							327,938
	2003	159,337	29,288				16,973							205,598
PC Barnett (a) (b)	2004	78,750	8,750			94	7,875							95,469
	2003	69,375	5,625				6,750							81,750
R Buckland	2004	54,493	13,516			94	6,130							74,233
	2003	102,700	16,300				10,710							129,710
SHC Kay	2004	80,000	20,000			187	9,000							109,187
	2003	102,700	16,300				10,710						20,000	149,710
PE Mason (a)	2004	-	75,000			2,257	6,750							84,007
	2003	18,750	56,250				6,750							81,750
R Russell	2004	50,000	50,000			1,474	9,000							110,474
	2003	69,875	51,125				15,451						20,000	156,451
J Sloan (a)	2004	60,000	15,000			94	6,750							81,844
	2003	63,750	11,250				6,750							81,750

Executive
SB James	2004	1,600,000		750,000	2,185,000	191,069					93,723		-	4,819,792
(Chief Executive Officer)	2003	1,380,682				195,322					45,333		-	1,621,337

Total all specified directors	2004	2,163,243	242,266	750,000	2,185,000	196,207	72,505	-	-	-	93,723		-	5,702,944
	2003	1,967,169	186,138	-	-	195,322	74,094	-	-	-	45,333		40,000	2,508,056

Specified executives
AM Reid	2004	560,000	-	100,000	420,000	43,111	-	-	-	144,768	-	-		1,267,879
(President Global Services Mayne Pharma)	2003	560,000	-	225,000		9,883	-	-	-	154,857	-	-		949,740
PL Jenkins	2004	488,016	-	120,000	560,000	108,004	111,984	-	-	129,190	-	-		1,517,194
(Chief Development Officer)	2003	488,016	-	37,000		70,573	111,984	-	-	163,714	-	-		871,287
JW Pearce	2004	349,745	-	74,000	377,500	4,195	80,255	-	-	39,333	-	-		925,028
(Group General Manager Personnel)	2003	333,478	-	50,000		5,531	76,522	-	-	67,429	-	-		532,960
PA Binfield	2004	347,684	-	55,000	380,000	-	33,120	-	-	469	-	-		816,273
(Chief Financial Officer)	2003	-	-	-	-	-	-	-	-	-	-	-	-	-
P Fleming	2004	372,584	-	68,000	360,000	42,924	27,416	-		15,143	-	-		886,067
(Chief Information Officer)	2003	-	-	-	-	-	-	-	-	-	-	-	-	-

Total all specified executives	2004	2,118,029	-	417,000	2,097,500	198,234	252,775	-	-	328,903	-	-	-	5,412,441
	2003	1,381,494	-	312,000	-	85,987	188,506	-	-	386,000	-	-	-	2,353,987

(a)	These Directors have a signed Service Agreement with the Company and are entitled to receive a retirement allowance

(b)	Mr Barnett is Chair of the Audit & Compliance Committee and was entitled to an additional $15,000 fee per annum effective 1 September 2003

(c)	These payments relate to fees in connection with work as the Board’s representatives on the Logistics De-merger Due Diligence Committee.

(d)	The Group pays insurance premiums relating to directors, executives and other employees. It is not possible to allocate these premiums to individual directors, executives or employees on a meaningful basis.

(e)	The amount disclosed for 2003/04 SESTIP is the total award which includes both the deferred share and cash/elective share components. The deferred shares are held “at risk” for three years from the date of grant and only vest, in general, where the executive remains employed by the group.

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

Disclosures related to equity instruments

Number of shares held: Specified Directors & Executives

	Balance 1 July 2003	Received as Remuneration (2)	Net Change Other	Balance 30 June 2004
Specified Directors
Peter John Willcox	15,403	17,914	-	33,317
Peter Charles Barnett	13,822	2,614	-	16,436
Ross Buckland(3)	26,885	4,004	-	30,889
Sarah Carolyn Kay	6,876	5,971	-	12,847
Peter Edward Mason	94,721	22,393	3,231	120,345
Rowan McRae Russell	25,504	14,929	932	41,365
Judith Sloan	18,335	4,478	-	22,813

Executive Director
Stuart Bruce James	750,000	-	84,500	834,500	(1)

Specified Executives
Peter Lindsay Jenkins	1,033	-	-	1,033
Alan Morton Reid	-	-	-	-
Peter Fleming	-	-	-	-
Jeffrey Wayne Pearce	133	-	-	133
Paul Andrew Binfield	133	-	-	133
Total	952,845	72,303	88,663	279,311

(1)	The 2004 and 2003 figures include 750,000 shares issued to SB James on 23 June 2000 pursuant to shareholder approval received at the Annual General Meeting in November 2000 details of which are referred to below. This does not include 140,000 SAR’s granted to S B James on 14 November 2002 and the 140,000 SAR’s granted to S B James on 29 August 2003 referred to in Note 20.

(2)	These are shares purchased on-market under the Non-Executive Directors share plan referred to in Note 20.

(3)	Ross Buckland resigned as a director on 4 March 2004, however he participated in the Non-Executive Directors share plan in March 2004. The closing balance of shares held is as at 31 March 2004.

Dividends:

Dividends paid by the parent entity during the year on Directors’ shareholdings were $0.107 million (2003, $0.106 million).

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

Number of Rights and Options held by Specified Directors & Executives

	Balance 1 July 2003	Granted as Remuneration	Net Change Other	Balance 30 June 2004	Vested at 30 June 2004
					Total	Exercisable	Unexercisable
Specified Directors(1)
Stuart Bruce James(2)	140,000	-	140,000	280,000	-		-
Specified Executives(3)
Peter Lindsay Jenkins	300,000	-	-	300,000	300,000	300,000	-
Alan Morton Reid	300,000	-	-	300,000	300,000	-	300,000
Peter Fleming	150,000	-	-	150,000	150,000	-	150,000
Jeffrey Wayne Pearce	200,000	-	-	200,000	200,000	200,000	-
Paul Andrew Binfield	6,000	-	-	6,000	6,000	6,000	-
Total	956,000	-	-	956,000	956,000	506,000	450,000

(1)	No options held by the specified directors during the year.

(2)	These figures refer to the 140,000 SAR’s granted to S B James on 14 November 2002 and the 140,000 SAR’s granted to S B James on 29 August 2003 referred to in Note 20.

(3)	These options were all granted during previous periods.

Loan to Director:

At the Annual General Meeting in November 2000 shareholders ratified the issue, on 23 June 2000, of 750,000 shares to SB James, at market price and financed by an interest free loan of $2.198 million. The loan to Mr James must be repaid in full by no later than the expiry date of his service agreement. If the amount outstanding at the relevant date exceeds the value of the shares issued, repayment is only required of an amount equal to the value of the shares on that date. The loan must be reduced by the after-tax amount of any dividends received in respect of the shares and by the after-tax amount of any fees received by Mr James as a result of holding a directorship (with the Company’s consent) of a company outside the Mayne Group. Any proceeds of a buy-back or cancellation of the shares by the Company must first also be applied to repayment of the loan. The Company is liable for any fringe benefits tax payable in respect of the issues of shares and the loan. The notional rate of interest determined on an arms length basis would have been 6.55%. During the year, $0.041 million (2003 : $0.046 million) of the loan to Mr James was repaid. At 30 June 2004, the balance of the loan to Mr James outstanding was $2.017 million (2003: $2.058 million).

Other transactions:

Particulars of related party transactions entered into by the consolidated entity with Directors or their director related entities during the year are as follows:

(a)    During the year, the parent entity has entered into:

(i) a deed of indemnity in favour of Dr I D Blackburne (who became a Director on 1 September 2003) in accordance with the terms of rules 69(a) and (b) of the Company’s constitution which provide an indemnity against liabilities incurred while acting as an officer of the Company to persons (excluding the Company or its related bodies corporate) to the extent permitted by law;

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

(ii) a deed in favour of Dr I D Blackburne in accordance with the terms of rules 68 and 69(c) of the parent entity’s constitution which include basically for a period of seven years after ceasing to be a Director:

-	rights of access and use with respect to Board papers, minutes of Board and of Committee meetings and other related documents in connection with proceedings in which the Director may be involved, subject to reasonable limitations where issues of confidentiality or privilege arise; and

-	obligations of the parent entity to arrange directors’ and officers’ liability insurance on terms which are reasonable having regard to various factors relating to the parent entity and the insurance market;

(b) The parent entity pays premiums in respect of directors’ and officers’ liability insurance. Part of the premium relates to former directors and officers of the consolidated entity.

(c) From time to time, Directors and group executives (and their personally related entities) enter into transactions with entities in the economic entity, including the use or provision of services, transactions under normal customer, supplier or employee relationships. These transactions:

(i) occur within a normal employee, customer or supplier relationship on terms and conditions no more favourable than those which it is reasonable to expect the entity would have adopted if dealing with the director or their personally-related entity at arm’s length in the same circumstances;

(ii) do not have the potential to adversely affect decisions about the allocation of scarce resources made by users of the financial report, or the discharge of accountability by the director or executive; and

(iii) are trivial or domestic in nature.

36.    Discontinuing Operations

During the year the consolidated entity divested its Hospitals businesses in Australia and Indonesia, its corporate health management business in Australia, its Asian Consumer business and its Ethical category Drug business in Australia.

The above transactions are shown as discontinued within the Hospitals, Diagnostic Services, Consumer Brands and Pharmaceuticals segments in Note 25.

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

Financial Information for the discontinuing businesses is as follows:

	June 2004	June 2003
	$’000	$’000

Financial performance information:
Revenue from ordinary activities	575,614	2,465,106
Expenses from ordinary activities	(538,377)	(2,422,679)
Net interest expense	(4,734)	(8,173)
Profit on sale of logistics businesses	-	18,807
Loss on sale or closure of personal wash and sunscreens businesses	-	(14,208)
Loss on sale of medical consulting businesses	-	(1,002)
Write downs of hospitals businesses	-	(373,552)
Profit on sale of hospitals businesses	504	-
Profit from ordinary activities before tax	33,007	(335,701)
Tax expense	(6,512)	1,430
Net profit after tax	26,495	(334,271)
Outside equity interest	23	386
Net profit after tax and outside equity interest	26,472	(334,657)

Financial position information:
Segment assets	99,325	1,096,817
Segment liabilities	88,118	278,475
Net assets	11,207	818,342

Cash flow information:
Net cash provided by operating activities	107,211	86,690
Net cash provided by/(used in) investing activities	(112,541)	(177,143)
Net cash provided by financing activities	-	34,123
Net increase (decrease) in cash held	(5,330)	(56,330)

37.    Events subsequent to reporting date

Dividends

Since the end of the financial year the directors have declared the following dividend:

Dividends	Amount per ordinary share	Franked amount per share	Amount per share of foreign source dividend	Record date for determining entitlements to the dividend	Dividend payment date
Final ordinary	6.5¢	0.0¢	6.5¢	6 September 2004	30 September 2004

Approval to market fluconazole in the US:

On 30 July 2004 Mayne Group Limited announced that it had received approval from the US Food and Drug Administration (FDA) for its Abbreviated New Drug Application for the anti-infective drug, fluconazole mini bags, in 100ml and 200ml presentations. With this approval, Mayne has started selling fluconazole in the US market. Fluconazole is used for the treatment of systemic fungal infections.

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

Appointment to the Board of Directors:

On 3 August 2004 Mayne Group Limited announced that Dr Ian Blackburne will join the Board of the company as a non-executive director on 1 September 2004.

Dr. Blackburne is also chairman of CSR Limited and the Australian Nuclear Science and Technology Organisation and is a director of Suncorp Metway and Teekay Shipping Corporation.

Grant of European paclitaxel patent:

On 25 August 2004 Mayne Group Limited announced that the European Patent Office has granted Mayne a patent for its formulation of paclitaxel. The patent will be effective in 17 European countries and will support the Company’s position as a leading supplier of paclitaxel in Europe. Paclitaxel is used for the treatment of breast, ovarian and non-small cell lung cancer.

38.    Accounting principles generally accepted in the United States (US GAAP) Disclosures

MAJOR DIFFERENCES BETWEEN AUSTRALIAN GAAP AND US GAAP

The consolidated financial report of the economic entity is prepared in accordance with generally accepted accounting principles applicable in Australia (“Australian GAAP”) (refer to note 1), which differ in certain significant respects from accounting principles generally accepted in the United States (“US GAAP”).

The following is a summary of the major differences between Australian GAAP and US GAAP which provides an expansion of certain information included in the notes to the consolidated financial statements.

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

The presentation of profit and loss account information under US GAAP differs from that under Australian GAAP. The following table sets out profit and loss account information, determined in accordance with Australian GAAP but presented in a US GAAP format. The most significant difference is in the separate classification of the results from discontinued operations which are separately disclosed under US GAAP.

	Consolidated

	2004 $’000	2003 $’000	2002 $’000

Sales revenue	3,575,656	3,254,300	2,354,045

Costs and expenses
Operating expenses	2,951,813	2,274,098	1,080,855
Depreciation and amortisation	134,670	119,497	84,338
Selling, general and administrative expenses	335,768	883,369	1,105,103
Total costs and expenses	3,422,251	3,276,964	2,270,296

Net gain/(loss) on disposal of non current assets	(4,150)	(9,002)	4,989

Operating profit/(loss)	149,255	(31,666)	88,738

Interest income	17,495	12,020	31,914
Interest expense	(27,489)	(36,961)	(41,692)
Net gain on disposal of investments	-	620	-
Equity share of associated entities net of tax	128	510	(49)
Minority interest in operating (profits)/losses net of tax	(3,691)	(3,574)	(3,604)

Profit/(loss) from continuing operations before tax	135,698	(59,051)	75,307

Income tax expense	(67,896)	(62,455)	(23,956)

Profit/(loss) from continuing operations	67,802	(121,506)	51,351

Discontinued Operations
Results from discontinued operations	32,480	(354,894)	128,919
Income tax attributable to discontinued operations	(6,512)	1,430	(6,659)
Net gain/(loss) on sale of related entities	504	18,807	-

Total Discontinued Operations	26,472	(334,657)	122,260
Net profit/(loss)	94,274	(456,163)	173,611

(a)    Property, plant and equipment

In accordance with allowed treatment under Australian GAAP, certain property and integral plant has been revalued by the economic entity at various times. These revaluation increments have increased the carrying value of the assets and accordingly the depreciation charges have been increased above those which would be required on a historical cost basis (assuming no revaluation). For US GAAP purposes, property, plant and equipment is carried at historical cost, less applicable depreciation and impairment charges. An adjustment is made in the reconciliation between Australian and US GAAP to restate the carrying value of assets to historical cost by adjusting the effect of the revaluation increments and by reversing the additional depreciation charge.

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

The above difference in accounting treatment also causes differences in reported gains and losses on the sale of property, plant and equipment. Gains and losses for Australian GAAP are based on consideration less revalued amounts net of accumulated depreciation and amortisation. For US GAAP purposes, gains and losses are determined having regard to historical cost net of accumulated depreciation and amortisation. The accumulated impact of the revaluation increment, net of applicable depreciation and amortisation, is included as income for US GAAP purposes, giving rise to an increased gain (reduced loss) on sale due to the lower carrying value of the assets under US GAAP. This difference is included as a component of the adjustment “Disposal of Hospitals Businesses.”

Under Australian GAAP write downs of revalued properties to their respective fair values can be made against the asset revaluation reserve where there is a previous revaluation increment relating to that class of asset. Where there is no revaluation increment, or the devaluation exceeds previous revaluations for the class of assets, the devaluations must be made to current period income. Reversal of revaluation decrements are made on a basis consistent with the origanal devaluation. For US GAAP purposes, devaluations (impairment) are recognised in current period income and are not permitted to be reversed. In the 2002 financial year, the devaluation (impairment) of land and buildings (relating to the Hospitals business) was recognised against equity under Australian GAAP, however was recognised in current period earnings under US GAAP.

During the 2003 financial year the economic entity recognised an impairment writedown of $144.9 million in respect of land and buildings used by the Hospitals business. This impairment writedown was measured using a discounted cash flow methodology and was recognised in current period income under both Australian and US GAAP. On 30 November 2003, the Hospitals business was divested. In the reconciliation to US GAAP, the accumulated impact of the revaluation differences, net of applicable depreciation and amortisation, has been included in the gain or loss on sale of this business. Following the sale of the Hospitals business, the carrying value of property, plant and equipment under Australian GAAP does not include the effect of revaluation increments and accordingly there is no adjustment made in the reconciliation to US GAAP for the 2004 financial year other than the impact of the difference in depreciation to the date of sale.

(b)    Goodwill amortisation and impairment

Under Australian GAAP, goodwill is amortised on a straight line basis over the period of time in which the benefits will be received, such period not to exceed 20 years. Goodwill is assessed on a semi annual basis for impairment.

Following the adoption of SFAS 142 “Goodwill and Other Intangible Assets” effective 1 July 2002, goodwill and other indefinite lived intangible assets are not amortised for US GAAP purposes. During the transition period, goodwill relating to acquisitions completed after 30 June 2001 was not amortised under US GAAP. The economic entity has determined its reporting units to be the same as its reportable segments, and all assets, including goodwill, have been allocated to these reporting units.

Goodwill is tested annually (as at 30 June following approval of the budgets and strategic plans) for impairment, and is tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value. This determination is made at the reporting unit level and consists of two steps. First, the Company determines the fair value of a reporting unit and compares it to its carrying amount. Second, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to all of its assets (recognised and unrecognised) and liabilities in a manner similar to a purchase price allocation, in accordance with FASB Statement No. 141 “Business Combinations”. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. During the 2003 financial year impairment writedowns of $131.8 million and $111 million were

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

recognised under US GAAP ($125 million and $80 million under Australian GAAP) in relation to goodwill allocated to the Hospitals and Pharmacy Services segments due to a decline in the fair value of these reporting units, as determined using a discounted cash flow methodology. The difference in impairment under Australian and US GAAP is due to the non-amortisation of goodwill under US GAAP following the adoption of SFAS 142.

The below table under (c) details the impact of adopting SFAS 142 on net income and earnings per share had it been applied at the beginning of the earliest period presented in the financial statements.

(c)    Other intangible assets

Under Australian GAAP, intangible assets are amortised over their useful life. Where intangible assets are assessed as having an indefinite useful life, these intangible assets are not amortised but are subject to an annual impairment test. This is consistent with the requirements under current US GAAP.

Prior to 30 June 2002, under US GAAP the economic entity was required to amortise all intangible assets over their estimated useful life, not to exceed 40 years. To comply with this requirement, in prior periods an adjustment was made in the reconciliation to US GAAP to amortise brand names and licences (which were considered to have an indefinite life under Australian GAAP) on a straight line basis over a 40 year period.

Following the adoption of SFAS 142, intangible assets assessed as having an indefinite life are not amortised under US GAAP but are subject to an annual impairment test. As such, no GAAP difference for amortisation arises in either the 2004 or 2003 fiscal years. The adjustment in the balance sheet and equity reconciliation relates to the accumulated adjustment for amortisation that arose prior to the adoption of SFAS 142, net of the impact of the disposal or impairment of any applicable intangible assets.

During the year ended 30 June 2004, $81 million of intangible assets were acquired, of which $58.5 million will be subject to amortization under Australian and US GAAP.

The below table details the impact of adopting SFAS 142 on net income and earnings per share had it been applied at the beginning of the earliest period presented in the financial statements.

	2004 (’000)	2003 (’000)	2002 (’000)
Net income as reported per US GAAP	196,218	(475,567)	194,930
Amortisation of goodwill	-	-	19,208
Amortisation of brandnames	-	-	2,753
Adjusted net income	196,218	(475,567)	216,891
Basic EPS (cents)
Reported net income	27.0	(59.5)	27.6
Amortisation of goodwill	-	-	2.7
Amortisation of brandnames	-	-	.4
Adjusted net income	27.0	(59.5)	30.7
Diluted EPS (cents)
Reported net income	27.0	(59.5)	27.6
Amortisation of goodwill	-	-	2.7
Amortisation of brandnames	-	-	.4
Adjusted net income	27.0	(59.5)	30.7

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

(d)    Deferred expenditure recognised as a period expense

Under Australian GAAP, the economic entity has capitalised certain expenditure the benefits for which will be received in future periods, refer to note 1 (p) for the applicable accounting policy. Under US GAAP, certain elements of this expenditure are not able to be carried forward to future periods and have been expensed as incurred in the GAAP reconciliation.

(e)    Income Taxes

Under Australian GAAP deferred income taxes are accounted for under the income statement liability method. Under US GAAP the economic entity applies SFAS 109 “Accounting for Income Taxes” which requires a balance sheet approach to the calculation of deferred tax assets and liabilities whereby the book value of assets and liabilities is compared to their tax values.

SFAS 109 requires deferred tax amounts to be raised in respect of certain purchase price allocation adjustments made as a result of business combinations, with a deferred tax asset or liability being recognised for differences between the assigned values and the tax basis of assets and liabilities resulting from a business combination.

Under Australian GAAP, the recognition criteria for deferred tax assets related to tax losses carried forward is “virtually certain” as compared to a “more likely than not” recognition threshold for US GAAP. The definition of “more likely than not” is a level of likelihood that is more than 50 percent, which is considered a lesser recognition threshold than the “virtually certain” criteria. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

During the 2003 financial year an additional valuation allowance of $30 million was recognised on deferred tax assets related to tax losses under both Australian and US GAAP. In the 2004 financial year, due to an improvement in the performance of the business and clarification of the expected future performance following the sale of the Hospitals business, management considers that it is more likely than not that these deferred tax assets will be realised. The GAAP reconciliation contains an adjustment to recognise these deferred tax assets for US GAAP purposes, included as a component of the adjustment “Difference in application of GAAP on deferred taxes.”

During the 2004 fiscal year the tax base of certain assets was reset following entry into the Australian Tax Consolidations regime. The change in the tax base of these assets has given rise to additional deferred tax liabilities under US GAAP, included as a component of the adjustment “Difference in application of GAAP on deferred taxes.”

Certain acquisitions made during the 2004 fiscal year have given rise to goodwill that will be deductible in the respective tax jurisdiction. The tax deductibility of this goodwill resulted in the recognition of a deferred tax liability under US GAAP whereas under Australian GAAP, the tax benefit is recognised in current period income as it arises. This difference is included as a component of the adjustment “Difference in application of GAAP on deferred taxes.”

US GAAP requires certain additional disclosures in respect of deferred tax assets and liabilities. The following sets out those disclosures.

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

Deferred tax reconciliation

The types of temporary differences that give rise to significant portions of the deferred tax liabilities and deferred tax assets are comprised of the following at 30 June 2004 and 30 June 2003 reported under US GAAP:

	Consolidated
	2004 $’000	2003 $’000
Gross deferred tax assets:
Available operating losses (1)	65,585	75,479
Available capital losses (1)	192,190	106,693
Property, plant and equipment	8,108	12,364
Employee benefit provisions	24,637	45,789
Provision for asset write downs and contractual arrangements	-	55,855
Unrealised foreign exchange (gains)/losses	4,188	4,064
Restructuring provisions	3,878	8,883
Interest	15,719	17,688
Operating provisions	29,678	14,296
Other, net	25,052	44,129
Gross deferred tax assets	369,035	385,240
Valuation allowance (3)	(187,829)	(132,727)
Total deferred tax assets	181,206	252,513
Gross deferred tax liability:
Capital gains	12,064	11,386
Accrued income	42,289	62,212
Reset of tax bases under Tax Consolidations	7,326	-
Amortisation of tax deductible goodwill	3,800	-
Other, net	13,800	1,003
Total deferred tax liabilities	79,279	74,601
Net deferred tax asset	101,927	177,912

(1)	The gross operating and capital loss carry forwards of $859.25 million (June 2003 $607.24 million) are available indefinitely.

(2)	Certain items have been reclassified/offset in comparison with the deferred tax asset/deferred tax liability disclosed in the Australian GAAP financial statements.

(3)	The valuation allowance for deferred tax assets as of 30 June 2004 was $187.83 million (Australian GAAP $217.83 million). The net change in the valuation allowance for the year ended 30 June 2004 was an increase of $55.1 million, reflecting a reduction of $30 million relating to revenue losses offset by an increase of $85 million relating to realised capital losses on the sale of the Hospitals business. In 2003 the increase in the valuation allowance was $121.97 million, including an increase in the valuation allowance of $91 million relating to realised capital losses on the sale of the Logistics business and an increase of $30 million relating to revenue losses, and the increase in the 2002 year was $10.75 million.

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

Tax expense by jurisdiction:

The following table sets out profit before tax and current and deferred income tax by jurisdiction.

	2004 $’000	2003 $’000
Profit before tax attributable to members of Mayne (Australian GAAP)
Domestic	135,380	(426,995)
Foreign	33,302	31,857
	168,682	395,138

Income tax (expense)/benefit
Current
Domestic	(63,540)	(8,592)
Foreign	(18,633)	(20,149)
	(82,173)	(28,741)

Deferred
Domestic	5,203	(25,984)
Foreign	2,562	(6,300)
	7,765	(32,284)

Australian GAAP income tax (expense)/benefit	(74,408)	(61,025)

Tax expense associated with US GAAP adjustments
Current - Domestic	-	-
Current - Foreign	-	-
	-	-

Deferred - Domestic	6,703	3,004
Deferred - Foreign	(3,787)	-
	2,916	3,004

Total	2,916	3,004
US GAAP income tax (expense/)benefit	(71,492)	(58,021)

Income tax expense attributable to discontinued operations determined in accordance with Australian GAAP is $6.5 million (2003: $1.4 million benefit, 2002: $6.7 million expense). Income tax expense attributable to discontinued operations determined in accordance with US GAAP is $19.8 million (2003: $0.2 million, 2002: $4.1 million benefit).

The economic entity has not recognised a deferred tax liability for the undistributed earnings of its foreign operations that arose prior to 30 June 2004 because the economic entity currently does not expect these unremitted earnings to reverse and become taxable to the economic entity in the foreseeable future. A deferred tax liability will be recognised for U.S. GAAP purposes when the economic entity is no longer able to demonstrate that it plans to permanently reinvest undistributed earnings. This deferred tax liability will be measured having regard to the various taxation treaties that exist between Australia and the domicile of the foreign operations. As of 30 June 2004 the undistributed earnings of foreign operations were approximately $126.9 million.

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

(f)    Minority interests

Minority interests are frequently included as part of total shareholders’ equity under Australian GAAP. Under US GAAP, minority interests are reflected outside of shareholders’ equity.

(g)    Australian GAAP fair value adjustments

Under US GAAP, adjustments to the fair value of assets acquired in a business combination are only permitted to be made as part of the acquisition accounting within the allocation period, which generally cannot exceed 12 months from the acquisition date. During the 2003 financial year under Australian GAAP the economic entity has made certain fair value adjustments outside of the allocation period. As the adjustments made under Australian GAAP reflect the appropriate carrying value of the respective assets and liabilities, the adjustment to the carrying value has also been made under US GAAP, however the carrying value has been adjusted through current period earnings.

(h)    Employee Entitlements

During the 2003 fiscal year there was a change in the methodology for accounting for employee entitlements under Australian GAAP. As permitted under Australian GAAP, the accumulated impact of this change in accounting policy was made against shareholders’ equity with no impact on earnings. The accumulated impact of this change has been reversed for US GAAP reporting.

(i)    Earnings Per Share

The calculation methodology for earnings per share under US GAAP is consistent with the calculation under Australian GAAP. Consequently, the only difference in earnings per share under Australian and US GAAP is due to the adjustments made to reconcile earnings under Australian GAAP with earnings under US GAAP.

Australian GAAP permits the disclosure of earnings per share adjusted for significant items (determined in accordance with Australian GAAP). US GAAP requires disclosure of earnings per share for continuing and discontinuing operations and does not allow earnings to be adjusted for significant items.

(j)    Pension plans

Under Australian GAAP, contributions to defined contribution plans are expensed as incurred. This treatment is consistent with that required under US GAAP. The economic entity contributes to union sponsored/industry (multi-employer) defined contribution accumulation plans and has an ongoing commitment to do so under various union awards and/or workplace agreements. The amount contributed to such plans, and charged to expense, for the year ended 30 June 2004 was approximately $61.9 million (2003 $78.9 million and 2002 $66.8 million). The economic entity and its controlled entities are not parties to the administration of these funds and are generally not responsible for unfunded deficits.

Under Australian GAAP, contributions to defined benefit pension plans are expensed as incurred. Unless the entity has a present obligation to fund a deficit in the plan, or is able to realise the benefit embodied in a surplus, Australian GAAP does not require the recognition of pension plan surpluses or deficits by the entity.

Under US GAAP, the economic entity accounts for defined benefit pension plans under SFAS 87 “Employers’ Accounting For Pensions” which results in net amounts of expenses (based on actuarial calculations) and the related plan surplus or deficit being recorded in the financial statements of the employer systematically over the

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

estimated working lives of the employees covered by the plans. This GAAP difference may result in a different pension expense under Australian and US GAAP, and also may result in the recognition of additional assets or liabilities under US GAAP.

The economic entity is party to one defined benefit pension plan in Australia; one defined benefit plan in USA and two defined benefit plans in Germany (acquired during 2004 following a business combination). The plans in Australia and USA are closed to new members. The Canadian and United Kingdom plans have been closed with the related projected benefit obligation and plan assets being transferred to the acquirer following the sale of the Logistics businesses in these countries. The economic entity has no remaining obligations to these plans.

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

A detailed level of disclosure in respect of pension plans is not presently required by Australian GAAP. The additional disclosures required by SFAS 132(R) “Employers’ Disclosures About Pensions and Other Post Retirement Benefits” are set out as follows. The significant change in the projected benefit obligation and plan assets for the Australian plan are due to the sale of the Hospitals business which occurred during the 2004 financial year.

The US plan has been aggregated with the Australian plan due to the immateriality of the US plan.

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

Net periodic pension cost for 30 June 2004, 30 June 2003 and 30 June 2002 included the following components:

	Year ended 30 June 2004

	Australian plan	German plans	Totals
	$’000	$’000	$’000
Service cost-benefits earned during the period	18,176	39	18,215
Interest cost on projected benefit obligation	290	45	335
Expected return on plan assets	(275)	-	(275)
Net amortisation and deferred cost	138	-	138
Settlement and curtailment losses	674	-	674
	19,003	84	19,087

Assumptions used in the accounting were:

Discount rate	5.00%	5.75%
Rate of increase in future salary levels	3.50%	2.00%
Expected long-term rate of return on assets	7.00%	n/a
Rate of increase to pensions in payment	n/a	1.50%

	Year ended 30 June 2003

	Australian plan	Canadian plans	Totals
	$’000	$’000	$’000
Service cost-benefits earned during the period	20,870	404	21,274
Interest cost on projected benefit obligation	9,007	340	9,347
Expected return on plan assets	(9,585)	(323)	(9,908)
Net amortisation and deferred cost	193	(175)	18
Settlement and curtailment losses	6,205	-	6,205
	26,690	246	26,936

Assumptions used in the accounting were:

Discount rate	5.00%	7.00%
Rate of increase in future salary levels	3.50%	4.50%
Expected long-term rate of return on assets	7.00%	7.00%
Rate of increase to pensions in payment	n/a	2.10%

	Year ended 30 June 2002

	Australian plan	Canadian plans	Totals
	$’000	$’000	$’000
Service cost-benefits earned during the period	11,163	760	11,923
Interest cost on projected benefit obligation	3,421	574	3,995
Expected return on plan assets	(4,395)	(753)	(5,148)
Net amortisation and deferred cost	(1,140)	(502)	(1,642)
Settlement and curtailment losses	-	-	-
	9,049	79	9,128

Assumptions used in the accounting were:

Discount rate	6.00%	7.00%
Rate of increase in future salary levels	4.00%	4.50%
Expected long-term rate of return on assets	7.50%	7.00%
Rate of increase to pensions in payment	n/a	2.10%

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

The US GAAP adjustment to period income to recognise the net periodic pension cost is as follows:

	2004	2003	2002
	$’000	$’000	$’000
Pension expense recognised in Australian GAAP financial statements - note 34	25,532	15,264	8,068
Pension expense recognised under SFAS 87	19,087	26,936	9,128
Adjustment for US GAAP	(6,445)	11,672	1,060

A component of the US GAAP adjustment for the 2003 year has been included in the adjustment relating to the disposal of the Logistics business.

The following tables set forth reconciliations of the change in projected benefit obligation, change in plan assets and the funded status of the plans for the periods ended 30 June 2004 and 30 June 2003 under US GAAP:

The US Plan has been aggregated with the Australian plan due to the immateriality of the US plan. The measurement date for all plans is 30 June 2004 and 2003, with the exception of the German plans which have a measurement date of 30 April 2004, being the date of acquisition.

	Year ended 30 June 2004

	Australian plan	German plans	Totals
	$’000	$’000	$’000

Change in projected benefit obligation

Projected benefit obligation at the beginning of the period	110,788	-	110,788
Effect of business combinations	-	4,912	4,912
Service cost	18,176	39	18,215
Interest cost	290	45	335
Employee contributions	21	-	21
Actuarial (gains)/losses	224	-	224
Benefits paid	(4,495)	(3)	(4,498)
Plan expenses	(492)	-	(492)
Tax paid	(552)	-	(552)
Plan amendments and disposal of business	(120,704)	-	(120,704)
Foreign currency exchange rates	-	(114)	(114)
Projected benefit obligation at the end of the period	3,256	4,879	8,135

Change in plan assets

Value of plan assets at the beginning of the period	107,800	-	107,800
Actual employer contributions	4,173	3	4,176
Actual return on plan assets	1,059	-	1,059
Employee contributions	21	-	21
Benefits paid	(4,495)	(3)	(4,498)
Plan expenses	(492)	-	(492)
Tax paid	(552)	-	(552)
Plan amendments and disposal of business	(104,849)	-	(104,849)
Foreign currency exchange rates	-	-	-
Value of plan assets at the end of the period	2,665	-	2,.665

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

	Year ended 30 June 2004

	Australian plan	German plans	Totals
	$’000	$’000	$’000

Reconciliation of funded status
Funded status:	(591)	(4,879)	(5,470)
Unrecognised net (gain)/loss	49	-	49
Unrecognised prior service cost	102	-	102
Unrecognised net (asset) existing at adoption of SFAS 87	-	-	-
Effect of divestitures	-	-
Prepaid/(accrued) pension cost	(440)	(4,879)	(5,319)

Plan assets include a mixed portfolio of investments, including fixed interest securities, Australian and overseas listed securities and real estate investments.

The accumulated benefit obligation at 30 June 2004 was $3.1 million and $4.7 million for the Australian and German plans respectively. The amount included in other comprehensive income for the additional minimum pension liability as at 30 June 2004 was $236,000 (net of tax).

	Year ended 30 June 2003
	Australian plan	Canadian plans	Totals
	$’000	$’000	$’000

Change in projected benefit obligation

Projected benefit obligation at the beginning of the period	63,688	8,615	72,303
Service cost	20,870	404	21,274
Interest cost	9,007	340	9,347
Employee contributions	1,100	-	1,100
Amounts received from other funds	93,361	-	93,361
Actuarial (gains)/losses	(11,218)	(1,656)	(12,874)
Benefits paid	(38,697)	(359)	(39,056)
Plan expenses	(3,011)	-	(3,011)
Tax paid	(2,644)	-	(2,644)
Effect of divestitures	-	(7,195)	(7,195)
Effect of settlements	(21,668)	-	(21,668)
Foreign currency exchange rates	-	(149)	(149)
Projected benefit obligation at the end of the period	110,788	-	110,788

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

	Year ended 30 June 2003
	Australian plan	Canadian plans	Totals
	$’000	$’000	$’000

Change in plan assets

Value of plan assets at the beginning of the period	62,968	8,346	71,314
Actual employer contributions	20,887	79	20,966
Actual return on plan assets	(3,464)	(540)	(4,004)
Employee contributions	1,100	-	1,100
amount received from other funds	93,361	-	93,361
Benefits paid	(38,697)	(359)	(39,056)
Plan expenses	(3,011)	-	(3,011)
Tax paid	(2,644)	-	(2,644)
Effect of divestitures	-	(6,338)	(6,338)
Effect of settlements	(21,670)	-	(21,670)
Adjustments	(1,030)	(773)	(1,803)
Foreign currency exchange rates	-	(415)	(415)
Value of plan assets at the end of the period	107,800	-	107,800

Reconciliation of funded status

Funded status	(2,988)	-	(2,988)
Unrecognised net (gain)/loss	2,144	(3,649)	(1,505)
Unrecognised prior service cost	-	281	281
Unrecognised net (asset) existing at adoption of SFAS 87	(283)	(160)	(443)
Effect of divestitures	-	3,528	3,528
Prepaid/(accrued) pension cost	(1,127)	-	(1,127)

Plan assets include a mixed portfolio of investments, including fixed interest securities, Australian and overseas listed securities and real estate investments.

The accumulated benefit obligation at 30 June 2003 was $110.7 million for the Australian plan. The amount included in other comprehensive income for the additional minimum pension liability as at 30 June 2003 was $1.7 million, net of tax.

The following tables set forth the disclosure requirements of the Australian Plan. The German plan has been established as a book reserve fund. As such it has no separately identifiable assets solely attributable to the plan.

Estimated Future Benefit Payments

$’000
Year to 30 June 2005	700
Year to 30 June 2006	600
Year to 30 June 2007	800
Year to 30 June 2008	800
Year to 30 June 2009	500
Years from 30 June 2010 - 2014	2,200

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

Asset Allocation

	Target	Actual	Actual
	30 June 2004	30 June 2004	30 June 2003
Equity	60%	57%	27%
Infrastructure	0%	0%	57%
Property	10%	8%	3%
Fixed Interest	20%	29%	10%
Cash	10%	6%	3%
Total	100%	100%	100%

Estimated Future Contributions

Estimated contributions for defined benefit plans during the fiscal year ending 30 June 2005 are expected to total $651,000. Employees who are members of a defined benefit plan contribute 5% of salary to the plan (some members are deemed to contribute for benefit purposes). It is anticipated that the employer will contribute an additional amount to meet part of the administration expenses in respect of accumulation members.

Expected Rate of Return on Plan Assets

The expected rate of return on plan assets is determined by weighting the long term return of each asset class by the benchmark allocation of assets to each class. The returns for each asset class are net of investment tax and investment fees.

The following table summarizes the assumptions used to determine benefit obligations at 30 June 2004.

	Australian Plan		German Plans
	2004%	2003%	2004%	2003%
Discount rate	5.00	5.00	5.75	n/a
Rate of increase in future salary levels	4.00	5.50	2.00	n/a
Expected long term rate of return on assets	7.00	7.00	n/a	n/a

Investment Strategy

The broad investment objective for the assets supporting the defined benefits is to achieve a rate of return (after tax and investment expenses) that exceeds inflation (CPI) increase in a range of 4% to 5% per annum over rolling five year periods.

(k)    Cash Flow Reconciliation

Under Australian GAAP cash flows are reconciled to cash and deposits net of bank overdrafts. For US GAAP bank overdrafts are not included in the reconciliation of cash and cash equivalents and movements in bank overdraft are reclassified as movements in borrowings as a financing activity.

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

The movement in cash and cash equivalents under US GAAP are reconciled as follows:

	2004 $’000	2003 $’000	2002 $’000
Cash and cash equivalents at the beginning of the financial year per Australian GAAP	255,192	425,411	580,901
Add back bank overdrafts	-	197	71
Cash and cash equivalents at the beginning of the financial year per US GAAP	255,192	425,608	580,972
Increase/(decrease) in cash held	51,916	(157,781)	(147,036)
Adjust for cash held in escrow	(111,855)	-	-
Add back movement in bank overdrafts	19	(197)	126
Impact of exchange rates on cash held	(2,863)	(12,438)	(8,454)
Cash and cash equivalents at the end of the financial year per US GAAP	192,409	255,192	425,608

In addition, under Australian GAAP, realised foreign exchange gains are included as part of cash flows from financing activities. Under US GAAP, such gains would generally be included as part of cash flows from operating activities. Accordingly, under US GAAP, realised foreign exchange gains/(losses) of ($32.9) million, ($27.1) million, and ($60.0) million in 2004, 2003 and 2002 respectively would be reclassified from net financing cash flows to net operating cash flows.

(l)    Investment securities

Under Australian GAAP, investment securities are carried at cost less any applicable impairment write-down.

For US GAAP purposes, the economic entity applies SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities” in accounting for investment securities. In accordance with SFAS 115 “Accounting for Certain Investments in Debt and Equity Securities”, the economic entity classifies securities as either held to maturity, available for sale or trading. Securities are classified as “held to maturity” when the economic entity has the positive intent and ability to hold such securities to maturity, and such securities are recorded at amortised cost. The economic entity does not have any securities classified as trading or held to maturity under US GAAP.

Securities classified as “available for sale” are securities other than those classified as held to maturity or trading and are recorded at fair value, with unrealised gains and losses excluded from earnings and recorded in accumulated other comprehensive income within shareholders’ equity. Securities classified as available for sale under US GAAP have been adjusted to their fair value net of tax in the accompanying reconciliation of shareholders equity according to US GAAP.

Realised gains and losses on securities classified as available for sale are recorded in earnings in the year of sale based on the specific identification of each individual security sold.

A decline in the fair value of available for sale securities below cost that is deemed other than temporary is charged to earnings, resulting in the establishment of a new cost basis for the security.

The economic entity does not hold securities for trading purposes.

(m)    Stock compensation

Under Australian GAAP, the economic entity has not recognised any expense associated with the various equity compensation plans disclosed in Note 20.

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

SFAS 123 “Accounting for Stock-Based Compensation” as amended by SFAS 148 “Accounting for Stock Based Compensation—Transition and Disclosure, an Amendment of FASB Statement No. 123” requires shares and options issued to employees to be measured either using the fair value method or the intrinsic value method, as set out in Accounting Principles Board Opinion 25 “Accounting for Stock issued to Employees” and its related interpretations. The economic entity applies the intrinsic value method to measure compensation cost for those instruments issued pursuant to its equity compensation plans.

In accordance with APB 25, the economic entity does not recognise any expense for options or other stock awards with an exercise price greater than or equal to the market price of the underlying share at the date of grant. Compensation expense/(expense recovery) determined in accordance with APB 25 has been disclosed in the reconciliation to profit under US GAAP and relates to the recognition of the intrinsic value of a “fixed award” over the applicable vesting period or the recognition of applicable compensation expense on a “variable award” where either the number of shares that will vest or the exercise price of those shares is not known at the time of granting the instruments.

Details of the equity compensation plans operated by the economic entity, including the number of instruments issued and the applicable exercise prices, are disclosed in Note 20.

Executive options

The following table summarises information about share options outstanding at 30 June 2004:

	Options outstanding			Options exercisable
Range of exercise prices	Number outstanding at 30 June 2004	Weighted average remaining contractual life (years)	Weighted average exercise prices	Number exercisable at 30 June 2004	Weighted average exercise prices
$3.37	365,000	0.60	$3.37	365,000	$3.37
$3.76	250,000	0.88	$3.76	250,000	$3.76
$3.71	100,000	0.92	$3.71	100,000	$3.71
$3.78	200,000	0.95	$3.78	200,000	$3.78
$4.48	80,000	1.13	$4.48	80,000	$4.48
$5.30	50,000	1.38	$5.30	-	-
$6.45	100,000	2.00	$6.45	-	-
$6.23	90,000	1.65	$6.23	-	-
$7.01	200,000	2.22	$7.01	-	-
$7.23	100,000	2.25	$7.23	-	-
$6.88	200,000	2.34	$6.88	-	-
$5.16	40,000	2.59	$5.16	-	-
$5.07	50,000	2.61	$5.07	-	-
$5.09	50,000	2.63	$5.09	-	-
$3.97	100,000	2.66	$3.97	-	-
$3.86	150,000	2.70	$3.86	-	-
$3.98	240,000	2.75	$3.98	-	-
$4.07	100,000	2.82	$4.07	-	-
$4.18	74,000	2.83	$4.18	-	-
$3.51	60,000	3.08	$3.51	-	-
$3.37 -$7.23	2,599,000	1.82	$4.69	995,000	$3.67

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

Details of the equity compensation plans operated by the economic entity can be found in Note 20 to the financial report. The following summarises the econcomic entity’s accounting for each of the plans under US GAAP (APB 25).

Mayne Executive Share Option Scheme (“share option scheme”)

Prior to the year ended 30 June 2002, executives were entitled to participate in the share option scheme under which options were issued to executives with no performance hurdles and with an exercise price equal to Mayne’s share price at the date of issue. These options vested over defined time periods. The economic entity accounts for this award as a ‘fixed’ plan under APB 25. No compensation expense is recognised as the intrinsic value of the options was nil at the date of issue.

Mayne Group Senior Executive Short Term Incentive Plan (“SESTIP”)

Under the SESTIP, eligible senior executives must take a minimum of 40% of their annual incentive award as shares, with these shares vesting in the executive over a three year period. Executives may elect to receive a higher proportion of their incentive in shares, and any shares in excess of the minimum 40% vest immediately. The economic entity accounts for this award as a ‘fixed’ plan under APB 25. Compensation expense is recognised based on the pro-rata amortisation over the vesting period of the intrinsic value of the shares at the date of issue. During the 2004 year no compensation expense was recognised as no shares had been issued to eligible executives.

Mayne Employee Share Acquisition Plan (“ESAP”)

In June 1999 the parent entity issued 1,596,094 shares to employees under an employee share acquisition plan (‘ESAP’). The shares were issued at $5.06, being the market price at the date of issue, and this non-recourse loan is repaid through either dividends or voluntary payments made by the employees. Under the terms of the plan the shares do not vest in the employee until the full amount of the non-recourse loan is repaid, and the employees can chose to not repay the outstanding loan balance and forfeit the shares on cessation of employment. At 30 June 2004 1,378,606 shares were outstanding under the plan. The economic entity accounts for this award as a ‘variable’ plan under APB 25. Compensation expense is calculated each year based on the current intrinsic value of the issue. During the 2004 year the economic entity recognised compensation expense of $925,000 (2003: $2.1 million income, 2002: $3.4 million income).

On 1 November 2001, 1,800,022 shares were issued to 13,534 employees under ESAP 2 for 1cent (market price of $7.52). The economic entity accounts for this award as a ‘fixed’ plan under APB 25. Compensation expense is recognised based on the pro-rata amortisation over the vesting period of the intrinsic value of the shares at the date of issue. During the 2004 year the econcomic entity recognised compensation expense of $4.49 million (2003: $4.49 million, 2002: $4.49 million).

Performance Share Plan

Under the performance share plan, the Chief Executive Officer has been granted 420,000 share aquisition rights over 420,000 ordinary shares for no consideration. These rights are issued in tranches of 140,000 SARs on 12 November 2002, 29 August 2003 and 29 August 2004. The SARs vest in the Chief Executive Officer only on achievement of specified performance hurdles. The economic entity accounts for the issue of SARs as a ‘variable’ plan under APB 25. Compensation expense is calculated each year based on the current intrinsic value of the issue and no compensation expense is recognised for SARs that ultimately do not vest in the Chief Executive Officer. During the 2004 year the economic entity recognised compensation expense of $93,000 (2003 $383,600).

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

Shares issued to executives

In June 2000 the parent entity issued 2,750,000 shares to certain executives at market price financed by limited recourse interest free loans. The economic entity accounts for this award as a ‘variable’ plan under APB 25. Compensation expense is calculated each year based on the current intrinsic value of the issue. At 30 June 2004 750,000 shares remain outstanding (2,000,000 shares were originally issued to an executive who is no longer employed by the economic entity). During the 2004 year the economic entity recognised compensation expense of $502,000 (2003: $2.8 million income, 2002 $6.3 million income).

The total stock compensation expense calculated under APB25 for the 2004 year was $6,010,000 (2003: income (expense recovery) $58,000, 2002: income (expense recovery) $5,269,000).

Had the economic entity elected to recognise compensation cost based on fair value of the stock instruments at the date of grant under SFAS 123, as amended by SFAS 148, such costs would have been recognised over the vesting period of the underlying instruments (refer Note 20 for applicable vesting periods) and the economic entity’s net income (loss) and net income (loss) per share would have changed to the pro forma amounts indicated in the table below.

		2004 $’000	2003 $’000	2002 $’000
Net Income/(loss)	According to US GAAP	196,218	(475,567)	194,930
	Add back APB 25 compensation	6,010	(58)	(5,269)
	Deduct SFAS 123 compensation	(6,626)	(7,610)	(8,373)

	Pro forma	195,602	(483,235)	181,288

Basic earnings per share	As reported	27.0	(59.5)	27.6
	Pro forma	26.9	(60.4)	25.7

Diluted earnings per share	As reported	27.0	(59.5)	27.5
	Pro forma	26.9	(60.4)	25.6

The fair value of each share grant is estimated on the date of issue using the Black-Scholes option pricing model with the following assumptions.

	2004	2003	2002
Weighted average risk free interest rates	5.86%	5.42%	5.19%
Dividend yield	1.92%	3.10%	2.20%
Expected lives	2.84 years	4.0 years	2.8 years
Volatility	43%	33%	33%

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

A roll forward of option activity pursuant to the economic entity’s option plans for fiscal 2004, 2003 and 2002 is as follows:

	2004		2003		2002
	Options	Weighted average exercise prices	Options	Weighted average exercise prices	Options	Weighted average exercise prices
Outstanding at beginning of year	4,915,000	$4.99	6,024,000	$4.99	6,494,000	$4.83
Granted	-	na	134,000	$3.88	1,975,000	$5.93
Exercised	(140,000)	$3.37	(6,000)	$3.37	(1,841,000)	$5.24
Forfeited	(2,176,000)	$5.00	(1,237,000)	$5.67	(604,000)	$5.02
Outstanding at end of year	2,599,000	$4.69	4,915,000	$4.79	6,024,000	$4.99

Options exercisable at year end	995,000	$3.67	776,000	$5.22	859,000	$5.85

Weighted average fair value of options granted during the year		na		$1.07		$1.77

(n)    Accounting for derivative instruments and hedging activities

As detailed in Note 24, the economic entity uses derivative instruments, principally interest rate swaps and foreign exchange swaps and forward contracts, as a component of its risk management strategy. The economic entity does not use derivative instruments for trading purposes.

Under Australian GAAP, where derivative financial instruments are considered to be hedging instruments, they are accounted for on a basis consistent with the hedged item.

Under US GAAP, the economic entity accounts for derivative instruments in accordance with SFAS 133 “Accounting for Derivative Instruments and Hedging Activities” (as amended). SFAS 133 requires that all derivative instruments be recorded on the statement of financial position at their fair values, and changes in fair value are recognised immediately in earnings, unless the derivatives qualify as cash-flow hedges.

If designated as a fair value hedge, changes in the derivative’s fair value are recorded in the statement of financial performance and the hedged item is marked to market for changes in fair value attributable to the risk being hedged. If designated as a cash flow hedge, changes in the fair value of the derivative instrument will be reported in other comprehensive income to the extent that the hedge relationship is effective. The gains and losses on the derivative instrument that are reported in other comprehensive income will be reclassified to earnings in the periods in which earnings are impacted by the variability of the cash flows of the hedged item. The ineffective portion of all hedges, together with movements in the fair value of derivatives not designated as hedging instruments, is recognised in current period earnings.

The economic entity is exposed to interest rate risk and foreign exchange risk associated with underlying assets and liabilities. To hedge these exposures, which relate primarily to long term borrowings in United States Dollars and to assets held by self sustaining foreign affiliates, the economic entity uses derivative financial instruments to mitigate or eliminate those risks. The difference between the accounting treatment under Australian and US GAAP detailed above affects only the pattern and timing of non-cash accounting recognition of gains and losses on derivative instruments and does not change the economic benefits of using these instruments to manage risk.

Further information on the economic entity’s risk management policies and use of derivative instruments can be found in note 24 to the financial statements.

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

A reconciliation of current period changes under US GAAP, net of applicable income taxes, in the separate components of shareholders’ equity follows:

	Retained Earnings	Other Comprehensive Income	Equity (net of tax)	Equity (before tax)
Balance as at 30 June 2001	2,203	(521)	1,682	2,407
Current period increase/(decline) in fair value	(586)	(489)	(1,075)	(1,536)
Reclassifications to earnings	(192)	192	-	-
Balance as at 30 June 2002	1,425	(818)	607	871
Current period increase/(decline) in fair value	(2,163)	(784)	(2,947)	(4,210)
Reclassifications to earnings	(328)	328	-	-
Balance as at 30 June 2003	(1,066)	(1,274)	(2,340)	(3,339)
Current period increase/(decline) in fair value	4,534	-	4,534	6,474
Reclassifications to earnings	(1,274)	1,274	-	-
Balance as at 30 June 2004	2,194	-	2,194	3,135

Additional disclosures required by SFAS 133 are provided in the following paragraphs.

Hedges of Future Cash Flows

The ineffective portion of changes in fair values of hedge positions, reported in current period earnings, amounted to nil, net of income taxes, for the 2004 fiscal year (2003: nil, 2002: nil). There were no amounts excluded from the measure of effectiveness. The amount to be reclassified from equity to earnings in the next 12 months is not able to be determined in advance as market conditions will impact the amounts. Based on fair values of the cash flow hedge positions at 30 June 2004, nil (2003: $1.3 million, 2002 $74,000) net of income taxes will be reclassified during the next financial year. At 30 June 2004, the economic entity has no derivatives classified as cashflow hedges under US GAAP.

Hedges of Recognized Assets, Liabilities and Firm Commitments

The ineffective portion of changes in fair values of hedged positions, reported in current period earnings, amounted to $1.6 million, net of income taxes (2003: $1.6 million, 2002: $1.66 million). The amount is included in adjustment (n) in the reconciliation of profit calculated in accordance with US GAAP. There were no amounts excluded from the measure of effectiveness.

Hedges of Net Investments in Foreign Operations

The ineffective portion of changes in fair values of hedged positions, reported in current period earnings, amounted to $nil net of income taxes (2003; nil, 2002: nil). The amount is included in adjustment (n) in the reconciliation of profit calculated in accordance with US GAAP. There were no amounts excluded from the measure of effectiveness.

Derivatives not designated as hedges

Derivatives not designated as hedges primarily consist of interest rate swaps which, while mitigating economic risks to which the economic entity is exposed, do not qualify for hedge accounting under SFAS 133. Movements in the fair value of these derivatives are included within the adjustment in note(n).

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

(o)    Operating lease commitments

Operating lease commitments disclosed in accordance with the requirements of SFAS 13 “Accounting for Leases”:

	2004 $’000	2003 $’000	2002 $’000
Property
Within 1 year	56,347	59,010	81,297
Later than 1 and less than 2 years	44,209	40,706	66,979
Later than 2 and less than 3 years	35,139	36,542	55,165
Later than 3 and less than 4 years	26,430	29,862	44,351
Later than 4 and less than 5 years	20,359	25,431	35,460
Later than 5 years	47,387	114,866	211,043
	229,871	306,417	494,295
Plant and equipment
Within 1 year	14,999	15,495	29,131
Later than 1 and less than 2 years	8,226	11,891	20,315
Later than 2 and less than 3 years	3,655	7,340	12,969
Later than 3 and less than 4 years	1,591	4,705	6,934
Later than 4 and less than 5 years	255	1,692	4,867
Later than 5 years	5	2,720	7,682
	28,731	43,843	81,898
Total operating lease commitments	258,602	350,260	576,193

(p)    Statement of comprehensive income

Under US GAAP, SFAS 130, “Reporting Comprehensive Income” establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) for each period presented. Comprehensive income for the periods ended 30 June 2004, 30 June 2003 and 30 June 2002 and accumulated other comprehensive income as at 30 June 2004, 30 June 2003 and 30 June 2002 are included in the US GAAP reconciliation set out on page 93.

Australian GAAP does not require the above disclosure.

(q)    Loan to employees

Refer to note 38(m) for a discussion of stock compensation plans, including those plans where interest free loans were made to employees and executives, and an analysis of the differences between Australian and US GAAP.

Under Australian GAAP, loans to employees and executives are classified as receivables (refer Note 12).

Under US GAAP, the loans to employees and executives should be classified as a reduction in shareholders’ equity. The difference in treatment has been adjusted in the US GAAP reconciliation of assets and shareholders’ equity.

(r)    Impairment

During the 2002 fiscal year the economic entity recognised an impairment write-down of property, plant and equipment within the Hospital business. For Australian GAAP the impairment write-down was determined on an

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

undiscounted basis. For US GAAP the impairment write-down was measured using discounted cash flows and consequently an additional impairment charge was recognised under US GAAP. These assets were disposed of by the economic entity as part of the sale of the Hospitals business during the 2004 financial year.

In the 2003 fiscal year impairment write-downs were recognised under Australian and US GAAP in relation to goodwill ($125.1 million) and property, plant and equipment ($144.9 million) within the Hospital business and goodwill ($80 million) in the Pharmacy Services business. For both Australian and US GAAP purposes the impairment write-down was measured using discounted cash flows.

Due to differences in the carrying value of goodwill under US GAAP when compared to Australian GAAP, primarily due to the non-amortisation of goodwill for US GAAP purposes following the adoption of SFAS 142, an additional impairment charge of $37.7 million was recognised under US GAAP in the 2003 fiscal year (refer to note 38(b)).

There were no impairment write-downs recognised for either Australian or US GAAP purposes in the 2004 financial year.

(s)    Securitisation of rental income

During the 1999 year, under Australian GAAP the economic entity recognised income from the sale of its right to a rental stream and wrote-off the written down value of the non-current asset from which this rental stream is derived.

For US GAAP purposes the sale of the future revenues was treated as a financing transaction. The relevant non-current asset was reinstated in the balance sheet at its original written down value and depreciated over its economic useful life, also being 20 years. The rental income was also recognised over the life of the agreement.

The securitised rental income relates to the divested hospitals business, and following the sale of this business in the 2004 fiscal year, the assets and corresponding liabilities have now been included in the calculation of the net gain on disposal of this business under US GAAP (refer note 38(z)). The current year adjustment represents amortisation to the date of sale.

(t)    Gain recognised on exchange of assets for a controlling equity interest

During the 1999 year the economic entity exchanged assets for a controlling interest in MPG Logistics Pty Ltd. Under Australian GAAP, no profit was recognised on this transaction.

Under US GAAP a gain and a corresponding increase in goodwill was recognised on this exchange of assets for a controlling equity interest.

Prior to 1 July 2002 the additional US GAAP goodwill was amortised over its useful life. Following the adoption of SFAS 142 this goodwill was no longer amortised for US GAAP. During the 2003 fiscal year the Logistics business was divested and the carrying value of the additional goodwill was adjusted against the disposal of Logistics businesses in the GAAP reconciliation.

(u)    Provisions for onerous contracts

Under Australian GAAP, a provision is required to be recognised where an entity is party to an onerous contract. The provision recognised is the amount by which the present value of the obligations under the contract exceed

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

the present value of the economic benefits to be received. During prior financial periods the economic entity recognised a provision for certain onerous contracts.

Under US GAAP, provisions for onerous contracts are not recognised. The initial recognition of the provisions was reversed in the GAAP reconciliation and costs incurred where charged to income as incurred under US GAAP.

Following the sale of the Hospitals business, the economic entity has no onerous contract provisions recognised under Australian GAAP.

(v)    Provisions for restructuring

During the 2001 fiscal year the economic entity recognised provisions for restructuring in accordance with Australian GAAP which did not meet the criteria for recognition under US GAAP. These provisions were reversed and the expenses recognised as incurred under US GAAP.

As at 30 June 2003 these provisions had largely been utilised and consequently no further adjustment was required in the GAAP reconciliation.

Following the adoption of AASB 1044 “Provisions, Contingent Liabilities and Contingent Assets”, the requirements for recognition of a restructuring provision under Australian and US GAAP is now substantially consistent.

(w)    Business combinations

For US GAAP purposes, the economic entity has applied SFAS 141 “Business Combinations” which is substantially consistent with the requirements of Australian GAAP.

Material business combination in the prior years

On 2 October 2001, the economic entity acquired 100% of the issued share capital of FH Faulding & Co Ltd (“Faulding”) and the results of Faulding’s operations have been included in the consolidated financial statements since that date. Faulding is a global manufacturer and distributor of pharmaceutical products. The aggregate purchase price was A$2,354,914,796, including A$243,142,238 of cash and 360,986,762 Mayne shares issued at a market price of $5.85. Under Australian GAAP, the value of the shares was determined by way of reference to the market price at the date of announcing the offer.

Under US GAAP shares issued in connection with a business combination are valued based on the market price of the securities over a reasonable period of time before and after the terms of the acquisition are agreed to and announced. Because the terms of the Faulding acquisition were agreed to after the date of the economic entity’s offer, the increase in share price through the date that the terms were agreed and announced resulted in higher purchase consideration, which has been allocated to goodwill for US GAAP purposes. The increase in goodwill resulting from this GAAP difference has been adjusted in the GAAP reconciliation (note 38(o))and has also been subject to an annual impairment test as required by SFAS 142.

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

The following table summarises the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

Fair Value of Faulding’s Net Assets Acquired (A$’000)
Current assets	997,624
Property plant and equipment	351,195
Intangible assets	127,916
Other non current assets	747,863
Goodwill	1,019,936
Total assets acquired	3,244,534
Current liabilities	(367,482)
Long-term debt	(522,137)
Total liabilities assumed	(889,619)
Net assets acquired	2,354,915

Of the A$127,916,000 of intangible assets acquired, A$108,492,000 was assigned to brand names that are not subject to amortisation as they have been determined to have an indefinite life pursuant to SFAS 141 and accordingly are not amortised but are subject to an annual impairment assessment. The remaining A$19,424,000 of acquired intangible assets have a weighted average useful life of 5 years. The intangible assets that make up that amount include patents and rights of A$19,424,000 (5 year weighted average useful life).

Operating result of Mayne had the acquisition of Faulding occurred on 1 July 2001

The unaudited pro forma financial information reflects the difference in depreciation and amortisation expense caused by any variation between the fair value attributed by Mayne to the assets acquired, and the carrying amount of these assets in the accounts of Faulding.

The unaudited pro forma net income reported below is determined in accordance with Australian GAAP and includes A$73,122,000 in relation to Faulding in 2002.

Year ended 30 June 2002 (unaudited) (A$’000)
Revenue	5,627,374
Income before extraordinary items and the cumulative
effect of accounting changes	190,992
Net Income	190,992
EPS	23.7 cents

The following acquisitions were also undertaken during the fiscal years indicated. Whilst of strategic importance to the economic entity, these acquisitions are considered to be both immaterial individually and in the aggregate for the purposes of the disclosure requirements of SFAS 141.

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

2004 financial year

Acquisition of Wasserburger

-	On 30 April 2004, Wasserburger Arzneimittelwerk Dr. Madaus GmbH, a pharmaceutical manufacturing business was acquired for consideration of $47.3 million.

Acquisition of Gippsland Pathology Services (“GPS”)

-	On 1 July 2003 Mayne acquired 68% of the issued capital of GPS for consideration of $14.0 million. This resulted in a 100% ownership interest.

During the year other pharmaceutical and imaging assets were acquired for consideration of $298.8 million.

Goodwill recognised in these transactions amounted to $286.3 million, of which $268.8 million will be deductible for tax purposes. Goodwill was assigned to the Imaging, Pathology and Pharmaceuticals segments in the amounts of $3.2 million, $14.3 million, and $268.8 million respectively.

2003 financial year

Acquisition of diagnostic imaging assets

-	On 8th February 2003 it was announced that Mayne acquired 10 radiology sites from Pacific Healthcare for an enterprise value of $43.0 million.

Acquisition of Queensland Diagnostic Imaging (“QDI”)

-	On 21st May 2003 it was announced that Mayne acquired QDI for an enterprise value of $90.7 million.

Acquisition of Queensland Medical Laboratory (“QML”)

-	On 26 June 2002 it was announced that Mayne would acquire QML for an enterprise value of A$260.3 million.

-	QML is Queensland’s leading pathology services provider employing 37 pathologists and 1,900 staff operating 27 laboratories and 149 collection centres in Queensland, northern New South Wales and the Northern Territory.

-	The acquisition was completed in September 2002.

Goodwill recognised in these transactions amounted to A$322,088,000, and that amount is not deductible for tax purposes. Goodwill was assigned to the Diagnostic Imaging, Pathology, and Medical Centres segments in the amounts of A$125,707,820, A$186,822,378, and A$9,557,810 respectively.

2002 financial year

In the financial year ended 30 June 2002, Mayne Group Limited acquired the following diagnostic imaging and medical centres for a total consideration of A$13,050,000, which was paid primarily in cash:

-	Melbourne Ultrasound for Women

-	7 Medical Centres

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

The operations of each of these businesses are based in Australia.

(x)    Recent changes in US GAAP

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (revised December 2003). This Interpretation requires the consolidation of entities that cannot finance their activities without the support of other parties and that lack certain characteristics of a controlling interest, such as the ability to make decisions about the entity’s activities via voting rights or similar rights. This Interpretation applies to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. For companies with a variable interest in a variable interest entity created before February 1, 2003, this Interpretation applies to the economic entity no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003. The application of this Interpretation did not have a material effect on the economic entity’s financial statements.

(y)    Disposal of Logistics Businesses

Effective December 2002, Mayne disposed of its Logistics Businesses—refer to Note 36 for the results of the discontinuing operations for the period of operation as determined under Australian GAAP. The table below reconciles the result from discontinuing operations determined under Australian GAAP with that determined under US GAAP.

Under US GAAP the carrying value of certain assets and liabilities differed from that determined under Australian GAAP due to the accumulated impact of the GAAP differences discussed throughout Note 38.

Consequently, the gain on disposal of the Logistics business in the 2003 fiscal year was different between US and Australian GAAP.

(z)    Disposal of Hospitals Businesses

Effective 30 November 2003, Mayne disposed of its Hospitals Business - refer to Note 36 for the results of the discontinuing operations for the period of operation as determined under Australian GAAP. The table below reconciles the result from discontinuing operations determined under Australian GAAP with that determined under US GAAP.

Under US GAAP the carrying value of certain assets and liabilities differed from that determined under Australian GAAP due to the accumulated impact of the GAAP differences discussed throughout Note 38.

Consequently, the gain on disposal of Hospitals in the 2004 fiscal year was different between US and Australian GAAP.

The following table sets out the US GAAP differences attributable to discontinued operations.

	Note		2004	2003	2002
			$’000	$’000	$’000
Result from discontinued operations under Australian GAAP, net of tax			26,472	(334,657)	122,260

Add back/(deduct) applicable US GAAP differences:

Adjustments due to revaluation of assets	(a	)	-	-	(8,030)

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

	Note		2004	2003	2002
			$’000	$’000	$’000
Depreciation charged on difference between revalued amount and historical cost of buildings	(a	)	120	832	347
Adjustments for amortisation of goodwill	(b	)	-	13,806	406
Impairment of assets	(r	)	-	(6,756)	(3,475)
Net adjustment on deferral of securitised income stream and re-instatement of related asset	(s	)	118	282	282
Adjustment on exchange of assets for a controlling equity interest	(t	)	-	-	(1,128)
Provisions	(u	)	-	1,182	(10,745)
Restructuring	(v	)	-	(258)	(4,956)
Disposal of Logistics businesses	(y	)	-	(30,321)	-
Disposal of Hospitals businesses	(z	)	14,851	-	-
Difference in US GAAP taxation	(e	)	(12,575)	(1,564)	10,838
Result from discontinued operations under US GAAP, net of tax			28,986	(357,454)	105,799

Disclosures relating to financial facilities

US GAAP requires the following additional disclosures relating to financial facilities.

A $500 million Facility Agreement

Mayne has in place an A$500 million syndicated loan/multi currency cash advance facility. Subject to certain restrictions, the facility is available for drawing in Australian dollars, US dollars, Euros and British Pounds. The interest rate is variable, based on LIBOR or other benchmark rates depending on the borrowed currency.

The facility agreement contains representations and warranties and undertakings which are customary for a facility of this nature. They include financial covenants, a negative pledge, and prohibitions on disposal of assets. Circumstances that constitute events of default include non payment of principal or interest, failure to comply with financial covenants, insolvency, default on indebtedness of A$10 million or more, expropriation affecting assets of the company or any subsidiary with a value greater than A$5 million, any event having a material adverse effect and litigation or other proceedings.

Bilateral Facility Agreement

Mayne also has in place an A$30 million revolving cash advance bilateral facility. The facility agreement contains representations and warranties and undertakings which are customary for a facility of this nature and which largely mirror those contained in the A$500 million facility agreement disclosed above.

US$350 million 6.25% Notes due 2006

The notes were issued under an indenture between Mayne and Marine Midland Bank. Covenants in the indenture include limitation on liens, limitation on sale and lease back transactions and restrictions on entering into certain business combination transactions.

Presentation of unconsolidated financial statements

Financial statements prepared in accordance with Australian GAAP and the Corporations Act of 2001 may include separate comparative financial statements of the parent company presented on a non-consolidated basis.

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

These parent company statements are presented along with the primary consolidated financial statements. Furthermore, footnote disclosure related to all individual accounts of such parent only statements are not required under Australian GAAP.

Under US GAAP, SFAS No. 94, “Consolidation of All Majority-Owned Subsidiaries”, precluded the use of parent company financial statements prepared for issuance to stockholders as the financial statements of the primary reporting entity.

The following tables reconcile consolidated net income, total assets and shareholders’ equity, all determined in accordance with Australian GAAP, to the respective amounts determined in accordance with US GAAP.

Reconciliation to US GAAP
Consolidated Profit and Loss Statements
Net profit/(loss) reported using Australian GAAP			94,274	(456,163)	173,611
Add back / (deduct) from the net profit / (loss):
Adjustments due to revaluation of assets	(a	)	-	-	(8,030)
Depreciation charged on difference between revalued amount and historical cost of buildings	(a	)	120	832	347
Adjustments for amortisation of goodwill	(b	)	78,629	89,311	47,704
Amortisation of brand names and licences	(c	)	-	-	(2,753)
Deferred expenditure recognised as a period expense	(d	)	221	-	1,144
Accrued pension cost, including effect of settlement and curtailment gains/(losses)	(j	)	6,445	(5,467)	(1,060)
Stock compensation	(m	)	(6,010)	58	5,269
Adjustments due to the application of SFAS 133	(n	)	4,654	(3,554)	(1,113)
Impairment of assets	(r	)	-	(37,770)	(3,475)
Net adjustment on deferral of securitised income stream and reinstatement of related asset	(s	)	118	282	282
Adjustment on exchange of assets for a controlling equity interest	(t	)	-	-	(1,128)
Provisions	(u	)	-	1,182	(10,745)
Restructuring	(v	)	-	(258)	(16,270)
Disposal of Logistics Businesses	(y	)	-	(30,321)	-
Disposal of Hospitals Businesses	(z	)	14,851	-	-
Fair value adjustments	(g	)	-	(36,703)	-
Difference in application of GAAP on deferred taxes	(e	)	18,887	-	-
Tax effect of GAAP and above adjustments, net	(e	)	(15,971)	3,004	11,147
Net income/(loss) according to US GAAP			196,218	(475,567)	194,930

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

	Note		2004	2003	2002
			$’000	$’000	$’000
Other comprehensive income, net of taxes (1):
Movement in the foreign currency translation reserve			16,267	(27,611)	16,478
Adjustments due to the application of SFAS 115	(l	)	(846)	-	-
Adjustments due to the application of SFAS 133	(n	)	1,274	(456)	(296)
Adjustments due to the application of SFAS 87	(j	)	1,497	1,986	(3,719)

Comprehensive income/(loss) according to US GAAP	(p	)	219,221	(501,648)	207,393
Accumulated other comprehensive income balances:
Foreign currency translation reserve			(27,092)	(43,359)	(15,748)
Adjustments due to the application of SFAS 115	(l	)	(846)	-	-
Adjustments due to the application of SFAS 133	(n	)	-	(1,274)	(818)
Adjustments due to the application of SFAS 87	(j	)	(236)	(1,733)	(3,719)

Total accumulated other comprehensive income	(p	)	(28,174)	(46,366)	(20,285)
(1) Income tax (expense) allocated to foreign currency movements			(8,379)	(4,399)	(14,373)
(1) Income tax benefit allocated to SFAS 115			362	-	-
(1) Income tax (expense)/benefit allocated to SFAS 133			(546)	195	127
(1) Income tax (expense)/benefit allocated to SFAS 87			(101)	(743)	1,954
Basic and diluted earnings per share according to US GAAP (Australian cents):
Basic earnings per ordinary share:
Continuing operations income			167,232	(118,113)	89,131
Continuing operations earnings per ordinary share			23.0	(14.8)	12.6
Discontinuing Operations income			28,986	(357,454)	105,799
Discontinuing operations earnings per ordinary share			4.0	(44.7)	15.0
Total earnings per share			27.0	(59.5)	27.6
Number of shares used in calculation (2)			726,841,704	799,835,032	706,627,202
Diluted earnings per ordinary share:
Continuing operations income			167,232	(118,113)	89,131
Continuing operations diluted earnings per ordinary share			23.0	(14.8)	12.6
Discontinuing Operations income			28,986	(357,454)	105,799
Discontinuing operations diluted earnings per ordinary share			4.0	(44.7)	14.9
Total earnings per share			27.0	(59.5)	27.5
Number of shares used in calculation (3)			726,841,704	799,835,032	707,862,121

(2)	Based on weighted average shares outstanding

(3)	Based on weighted average shares outstanding, adjusted for the dilutive impact of potential ordinary shares (refer Note 6)

Notes to financial statements

for the financial year ended 30 June 2004 (continued)

	Note		2004 $’000	2003 $’000

Consolidated Balance Sheets
Total Assets reported using Australian GAAP			4,122,386	4,658,555
Add back / (deduct) from total assets:
Revaluation surplus of land and buildings	(a	)	-	(30,669)
Adjustment for provision for depreciation on buildings revalued	(a	)	-	2,674
Amortisation of brand names and licences	(c	)	(15,928)	(16,078)
Recognition of deferred tax asset on tax losses	(e	)	30,000	-
Adjustments due to the application of SFAS 133	(n	)	37,279	65,220
Adjustment for amortisation of goodwill	(b	)	249,449	177,089
Deferred expenditure recognised as a period expense	(d	)	(1,194)	(2,792)
Loan to employees and executives offset to equity	(q	)	(5,251)	(5,729)
Net adjustment on deferral of securitised income stream
and reinstatement of related asset	(s	)	-	69,240
Adjustments due to the application of SFAS 115	(l	)	(846)	-
Restructuring	(v	)	-	(1,868)
Total Assets according to US GAAP			4,415,895	4,915,642

Shareholders’ Equity at Year End
Shareholders’ Equity reported using Australian GAAP			2,520,672	2,987,792
Add back / (deduct from shareholders’ equity:
Adjustment for change in employee entitlements	(h	)	1,736	1,736
Adjustment relating to outside equity interests	(g	)	(3,069)	(4,320)
Elimination of revaluation surplus of land and buildings (net of revaluation increments on disposals)	(a	)	-	(30,669)
Cumulative adjustment for provision for depreciation on buildings revalued	(a	)	-	2,674
Cumulative adjustment for amortisation of brand names and licences	(c	)	(15,928)	(16,078)
Adjustment required to recognise US GAAP pension liability	(j	)	(440)	(8,483)
Adjustments due to the application of SFAS 133	(n	)	3,135	(3,339)
Cumulative adjustment for amortisation of goodwill	(b	)	249,449	177,089
Deferred expenditure recognised as a period expense	(d	)	(1,194)	(2,792)
Loan to employees and executives offset to equity	(q	)	(5,251)	(5,729)
Net adjustment on deferral of securitised income stream and reinstatement of related asset	(s	)	-	(4,096)
Adjustments due to the application of SFAS 115	(l	)	(1,209)	-
Restructuring	(v	)	-	(2,791)
Difference in application of GAAP on deferred taxes	(e	)	18,887	-
Tax effect of GAAP and above adjustments, net	(e	)	4,693	20,945

Total Shareholders’ Equity according to US GAAP			2,771,481	3,111,939

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the members and board of directors of Mayne Group Limited:

We have audited the accompanying consolidated statements of financial position of Mayne Group Limited and its subsidiary companies (the “Group”) as of 30 June 2004 and 2003 on the related consolidated statements of financial performance and cash flows for each of the years in the three year period ended 30 June 2004, all expressed in Australian dollars. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group at 30 June 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three year period ended 30 June 2004, in conformity with generally accepted accounting principles in Australia.

Accounting principles generally accepted in Australia vary in certain significant respects from accounting principles generally accepted in the United States. Information relating to the nature and effect of such differences is presented in Note 38 to the financial statements.

KPMG

Chartered Accountants

Melbourne, Australia

10 September, 2004